rapport annuel 2003







la banque d'un monde qui change

BNP PARIBAS



# Un Monde qui Change

Nous avons choisi la signature qui est la nôtre, la banque d'un monde qui change, pour thème de ce Rapport annuel 2003. BNP Paribas accompagne les projets de ses clients et contribue souvent à façonner l'avenir avec eux. C'est pour rendre hommage au rôle joué par nos clients que nous avons choisi, sans prétendre à l'exhaustivité, une vingtaine d'actions qui contribuent, chacune à leur façon, au changement du monde.

Certaines de ces innovations trouvent leurs racines dans les sciences fondamentales, qu'il s'agisse des formidables avancées de la médecine, des progrès de l'aéronautique, des applications des nanotechnologies ou d'initiatives permettant de bâtir un monde plus propre.

Mais d'autres domaines participent aussi au changement de notre monde : la nécessité de lutter contre le terrorisme, la montée en puissance de nouveaux modèles économiques, la prise en compte du handicap, la volonté de favoriser l'égalité entre les hommes et les femmes, tous les exemples de solidarité - qu'il s'agisse d'initiatives particulières ou de projets collectifs.

Il va sans dire, enfin, que la qualité d'une innovation n'est pas corrélative à la nature de nos clients : multinationales et petites entreprises, milieux associatifs et initiatives de clients particuliers, tous sont représentés.

Nous voulons remercier ici l'ensemble de nos clients, ceux qui ont contribué à ce projet, bien sûr, mais aussi tous les autres qui nous donnent envie de mieux les connaître, de mieux les comprendre, d'imaginer des solutions à leurs défis et d'évoluer avec eux dans le mouvement incessant du monde.

... ont été réalisés en janvier et février 2004 par quatre
... de l'agence Rapho. Reconnue comme l'un des acteurs
... du paysage photographique tant en France qu'à
... l'agence Rapho rassemble grands noms patrimoniaux
... contemporains portant un regard personnel
... sensible sur notre monde.


Gilles Leimdorfer

# Sommaire

BNP PARIBAS

# Chiffres clés

## Effectifs

| | 2003 | 2002 |
|---|---|---|
| **Monde** | **89 100** | **87 700** |
| **Europe** | **67 400** | **66 200** |

## Notations (depuis le 16 décembre 2

| | | |
|---|---|---|
| Moody's | Aa2 | Perspective stable |
| Standard & Poor's | AA- | Perspective positive |
| Fitch | AA | Perspective stable |

### Résultat net, part du groupe
(en millions d'euros)



1 114
3 266
4 124
4 018
3 295
3 761
1998
1999*
2000
2001
2002
2003


*Résultat net pro forma avant provision pour restructuration.*

### Résultat net par action (1)
(en euros)



2,58
2,79
4,70
4,64
3,78
4,31
1998
1999
2000
2001
2002
2003


*(1) Résultat net, part du groupe rapporté au nombre moyen d'actions en circulation, ajusté pour tenir compte de la division par deux du nominal intervenue le 20 février 2002.*

### Rentabilité des capitaux propres
(en %)



11,8
17,1
20,9
18,2
13,5
14,3
1998
1999*
2000
2001
2002
2003


*Résultat net pro forma avant provision pour restructuration.*

### Résultat brut d'exploitation
(en millions d'euros)



2 494
4 790
5 825
6 517
5 838
6 650
1998
1999*
2000
2001
2002
2003


*Résultat brut d'exploitation pro forma.*

### Capitalisation boursière
**au 31/12** (en milliards d'euros)



15,3
41,2
41,9
44,5
34,8
45,1
1998
1999
2000
2001
2002
2003

**Produit net bancaire des grands domaines d'activité (en %)**


•••
32,4 %
•
53,8 %
••
13,8 %

**Résultat brut d'exploitation des grands domaines d'activité (en %)**


•••
35,5 %
•
52,8 %
••
11,7 %

- • Banque de Détail
- •• Banque Privée et Gestion d'Actifs
- ••• Banque de Financement et d'Investissement

## Activité

(en millions d'euros)

| | 2003 | 2002 |
|---|---|---|
| Total bilan | 783 076 | 710 319 |
| Dépôts clientèle | 282 568 | 267 190 |
| Opérations avec la clientèle (montant brut) | 231 479 | 235 688 |
| Capitaux propres, part du groupe[1] | 28 321 | 26 445 |
| Ratio international de solvabilité | 12,9 % | 10,9 % |
| dont noyau dur | 9,4 % | 8,1% |

[1] *Avant affectation du résultat.*

## Résultats

(en millions d'euros)

| | 2003 | 2002 | Variation 2003 - 2002 |
|---|---|---|---|
| Produit net bancaire | 17 935 | 16 793 | 6,8 % |
| Résultat brut d'exploitation | 6 650 | 5 838 | 13,9 % |
| Résultat d'exploitation | 5 289 | 4 368 | 21,1 % |
| Résultat avant impôt | 5 586 | 4 813 | 16,1 % |
| Résultat net, part du groupe | 3 761 | 3 295 | 14,1 % |

# Message du Président et du Directeur Général



**Michel Pébereau**
Président du Conseil d'administration

**Baudouin Prot**
Administrateur-Directeur Général

Au cours des deux dernières années, l'environnement des activités financières et bancaires n'a guère été favorable. BNP Paribas a néanmoins dégagé des résultats importants et sort de cette période avec des positions compétitives améliorées, une solidité financière renforcée et un niveau de rentabilité toujours élevé. Ces performances situent notre entreprise parmi les premiers groupes de services financiers internationaux du continent européen. Elles s'expliquent par la forte mobilisation de nos équipes et l'équilibre de notre portefeuille d'activités. Mais elles n'auraient pas été possibles sans une forte capacité d'innovation et une volonté d'anticipation des besoins de nos clients.
L'industrie financière est en effet l'un des secteurs économiques qui connaissent au niveau mondial les transformations les plus profondes, et BNP Paribas s'efforce depuis sa création d'être à la pointe des évolutions dans chacun de ses trois grands domaines d'activités : la Banque de Détail, la Banque de Financement et d'Investissement, la Banque Privée et la Gestion d'Actifs.

Les perspectives de croissance dans le monde s'améliorent en 2004, tout en restant modestes dans l'Union européenne. Mais l'environnement mondial est marqué par d'importants déséquilibres financiers et soumis à de nombreux aléas.
Tout en restant vigilant et prêt à réagir à d'éventuels accidents conjoncturels, BNP Paribas aura à nouveau pour priorité l'innovation au service de ses clients, afin de poursuivre son développement dans la rentabilité.

- Innover au service du client, c'est utiliser les compétences de notre groupe pour adapter son offre aux nouveaux modes de consommation, aux nouvelles possibilités technologiques et aux nouvelles attentes des entreprises et des investisseurs. C'est aussi continuer à faire les choix d'organisation des équipes et d'investissements informatiques qui permettront à BNP Paribas et à ses filiales de répondre au mieux aux besoins des clients de demain.

# Repères

**1re banque de la zone euro par l'importance de ses résultats et sa capitalisation boursière**

**Résultat brut d'exploitation en hausse de 13,9 %**
**Résultat d'exploitation en hausse de 21,1 %**
**Résultat net part du groupe de 3 761 millions d'euros, en hausse de 14,1 %**

**Dividende porté de 1,20 à 1,45 euro, en hausse de 21 %**

**Présent dans plus de 85 pays, BNP Paribas compte 89 100 collaborateurs dont 67 400 en Europe**

- Développer BNP Paribas dans la rentabilité, c'est mettre en œuvre une croissance organique volontariste et une croissance externe disciplinée, tout en maintenant la rigueur dans le contrôle des risques et la maîtrise des coûts qui fait historiquement la force du groupe. Notre solidité financière et le niveau de nos résultats sont à cet égard des atouts pour le groupe et pour ses actionnaires. Ils nous permettent notamment de rechercher et de saisir les opportunités d'acquisitions répondant aux critères exigeants qui sont les nôtres. Tout en achevant la mise en œuvre du programme de rachat d'actions annoncé, nous utiliserons notre capital avec discernement, en évitant des opérations dont le prix ou les risques d'exécution nous paraîtraient excessifs, et en pratiquant une gestion conforme à l'intérêt à moyen terme de nos actionnaires.

En 2004, nos activités de Banque de Détail en France vont bénéficier du plein effet de la montée en charge de la Banque de détail multicanal et de la Banque Privée. Nous achèverons la réorganisation de notre dispositif de service aux entreprises en 25 centres d'affaires, qui doit nous permettre à la fois d'améliorer notre service et d'attirer de nouveaux clients.

Le pôle Services Financiers et Banque de Détail à l'International a une politique ambitieuse de développement. On le voit bien, par exemple, avec le développement européen de Cetelem, qui réalise désormais plus de 50% de son activité hors de France, et l'essor de Bancwest, qui étend progressivement son réseau à l'ensemble de l'ouest des États-Unis. En 2004, ce pôle poursuivra ses investissements de croissance interne – y compris en France où la poursuite du développement constitue un axe majeur – et la recherche d'opportunités d'acquisition correspondant à nos critères géographiques et financiers.

En 2003, le pôle Banque de Financement et d'Investissement a très nettement amélioré ses revenus et ses résultats, par rapport à une année 2002 où ils avaient mieux résisté que ceux de la plupart de nos concurrents aux difficultés conjoncturelles. Il a aussi enregistré des progrès significatifs dans la plupart des classements concernant les métiers internationaux de marchés, de conseil et de financement. Il a comme premier objectif en 2004 d'accroître le nombre de ses clients et son taux de pénétration et de ventes croisées en s'appuyant sur une organisation commerciale qui vient encore d'être améliorée.

Le pôle Banque Privée et Gestion d'Actifs, enfin, est en mesure de saisir les opportunités que la reprise de l'économie et des marchés offre à la plupart de ses métiers de service aux investisseurs et aux épargnants, notamment en Europe.

BNP Paribas est un groupe puissant, performant mais aussi très attentif à sa responsabilité sociale et à ses devoirs éthiques. En 2004, dans un environnement qui reste incertain, notre "banque d'un monde qui change" aura la volonté de poursuivre son développement dans la rentabilité en s'efforçant de continuer à mériter la confiance de ses actionnaires, de ses clients et de ses salariés. Notre groupe a les moyens humains et financiers de cette ambition.

M. Pébereau

## Banque de Détail en France (BDDF)

La Banque de Détail en France (BDDF) offre à 6 millions de clients particuliers et professionnels et à 60 000 clients entreprises et institutions une large gamme de produits et services, de la tenue du compte courant jusqu'aux montages les plus complexes en matière de financement des entreprises ou de gestion patrimoniale.

Le réseau de BDDF compte 2 200 agences et 3 200 guichets et automates de banque. Il est concentré sur des régions disposant d'un fort potentiel économique et détient notamment une part de marché de 15 % en Ile-de-France (*source : Études marketing BNP Paribas BDDF*, part de marché en nombre de guichets). Il se caractérise par une présence forte sur les segments de clientèle de particuliers les plus attrayants (taux de pénétration de 22 % sur les foyers ayant des revenus annuels nets déclarés supérieurs à 82 000 euros *(source : Ipsos)* et par une position de premier plan sur le marché des entreprises.

BDDF comprend principalement le réseau d'agences sous l'enseigne BNP Paribas, mais aussi la Banque de Bretagne, la société d'affacturage BNP Paribas Factor et une société de capital accompagnement, BNP Paribas Développement. Ses 30 000 collaborateurs sont répartis au sein des agences dédiées aux particuliers et entrepreneurs, des centres de banque privée, des Centres d'Affaires entreprises, du Centre de Relations Clients (CRC) et des back-offices en charge du traitement des opérations.

BNP Paribas a engagé à partir de 1997 un vaste programme de refonte de son réseau.

C'est aujourd'hui un des pionniers de la Banque de Détail Multicanal en Europe. Cette réorganisation vise à assurer la meilleure qualité de service et à renforcer le rôle de conseil des commerciaux présents dans les agences. Le Centre de Relations Clients, avec deux plates-formes à Paris et Orléans, centralise les appels à destination des agences et assure le traitement centralisé des e-mails envoyés par les clients. La gestion de la relation client dans la dimension multicanal s'appuie sur un nouveau poste de travail informatique, véritable cœur du système. Ce poste est déployé aussi bien auprès des commerciaux des agences que des téléconseillers du Centre de Relations Clients.

En complément, BDDF renforce son dispositif commercial à destination de la clientèle de la Banque Privée France en s'appuyant sur 212 centres de banque privée implantés sur tout le territoire.

Dans le domaine de la clientèle des entreprises, le réseau s'est doté d'une nouvelle approche de ce segment de clientèle en créant 17 Centres d'Affaires à fin 2003.

Enfin, en ce qui concerne les back-offices, le processus d'intégration de l'ensemble des systèmes d'information s'accompagne de la mise en place sur l'ensemble du territoire d'agences de production et d'appui commercial, spécialisées par filières.

## Services Financiers et Banque de Détail à l'International (SFDI)

Le pôle Services Financiers et Banque de Détail à l'International regroupe depuis le 11 juin 2003 les activités jusqu'ici regroupées au sein des pôles Services Financiers Spécialisés (SFS) et Banque de Détail à l'International (BDDI). À l'occasion de ce regroupement, la société Cortal Consors est désormais rattachée au pôle Banque Privée, Gestion d'Actifs (BPGA).

### Services Financiers

#### Cetelem

Cetelem est le leader du crédit à la consommation dans la zone euro *(source : rapports annuels des opérateurs et European Credit Research Institute)*, avec au total 29,0 milliards d'euros d'encours gérés au 31 décembre 2003 et plus de 10 000 collaborateurs dans le monde.

Depuis 50 ans, l'entreprise contribue à faire du crédit à la consommation un outil moderne et maîtrisé au service de la consommation et de la gestion du budget des ménages.

Cetelem est un acteur de référence pour sa capacité d'innovation – dont la carte Aurore détenue par 15 millions de porteurs dans le monde est un des symboles –, pour la qualité de son offre répondant à l'essentiel des besoins de financement des ménages (prêts personnels, ventes à tempérament, crédit automobile, crédits renouvelables), pour son expertise technique et sa maîtrise du risque.

Cetelem est le partenaire privilégié et historique du commerce et accompagne le développement des grandes enseignes de la distribution dans le monde (Carrefour, Conforama, Ikea, Dixons, Dell...).

Cetelem est aussi un partenaire de référence pour les établissements bancaires et les compagnies d'assurances (Axa, Banques Populaires, Caisses d'Épargne, Dresdner, KBank...) ainsi que pour les nouveaux fournisseurs de services aux particuliers (EDF), auxquels il apporte son savoir-faire en matière de crédit.

Cetelem est aujourd'hui présent dans 20 pays dont 15 pays en Europe.

#### UCB

L'UCB est spécialisée dans le financement de l'acquisition de logements par les particuliers, destinée à la résidence de l'emprunteur ou à l'investissement. Elle intervient en France et, à travers ses filiales, en Espagne, en Italie, au Portugal et aux Pays-Bas.

Au 31 décembre 2003, les encours gérés par UCB s'élevaient à 16,3 milliards d'euros.

La stratégie commerciale de l'UCB consiste à animer un réseau d'apporteurs d'affaires, professionnels de l'immobilier (agents immobiliers, constructeurs...) ou brokers selon les pays, qui la met en contact avec des prospects en situation d'achat. Ses atouts – spécialisation, innovation, contrôle des risques, forte part de

# Banque de Financement & d'Investissement

## Fixed Income (Taux et Change)

L'expertise du métier Taux et Change dans la mise au point de nouveaux produits et ses capacités de distribution ont permis à BNP Paribas de figurer parmi les trois premiers acteurs de ce marché en Europe et de se constituer une clientèle importante en Asie, au Japon et aux États-Unis.

Les solutions pour les clients sont définies selon une approche globale, faisant appel à l'expertise mondiale de la banque dans les domaines de la recherche, de la vente, de la négociation, de l'origination et de la distribution. L'offre est articulée autour de trois lignes de produits : crédit, taux et change.

La banque est reconnue comme un des leaders mondiaux sur les marchés de taux et de dérivés de crédit et occupe une place importante sur le marché mondial des changes. BNP Paribas propose une gamme étendue de produits obligataires via une plate-forme puissante de vente et de marketing. Par ailleurs, la banque dispose d'un éventail complet de produits de recherche et de services, sous forme de rapports écrits pouvant être diffusés par différents médias, proposé à chacun de ses clients afin de les assister et de les conseiller.

Ces efforts conjugués permettent de proposer aux clients de la banque une gamme complète de services personnalisés, à l'échelle mondiale, couvrant de nombreux marchés et devises. Le pôle Taux et Change emploie 1 400 professionnels à travers le monde.

BNP Paribas a été classé 3e "Bookrunner for All Invest.-Grade Bonds in euros", 2e sur les "Corporate Bonds in euros", 5e pour l'ensemble des "Bonds in euros" et 8e pour l'ensemble des "Euromarket Issues" *(source : IFR)*.

## Métiers de Financement

### Energy, Commodities, Export, Project (Ecep)

En réunissant au sein d'une structure unique les financements de matières premières, d'énergie, de projets et d'export, BNP Paribas s'est doté d'une organisation originale qui répond aux attentes de ses clients, et fait jouer au mieux les synergies existant entre ces différentes activités.

Le métier Energy, Commodities, Export, Project (Ecep) est une activité mondiale. Il est structuré de la manière suivante :

- le financement du négoce de matières premières sous toutes ses formes, dont BNP Paribas est un des leaders mondiaux ;
- les financements structurés de matières premières dans les pays émergents, comprenant en outre les activités de prêts sur réserves ainsi que les financements structurés de stocks ;
- les financements des entreprises opérant dans les domaines de l'énergie, des métaux et des mines dans les pays industrialisés ;
- les opérations de dérivés sur matières premières, avec des activités de courtage sur marchés organisés et des opérations de gré à gré (OTC) à New York et à Londres ;
- les financements export, couvrant 28 assureurs crédit publics avec 15 bureaux dédiés dans les pays exportateurs et une trentaine de correspondants spécialisés dans les pays importateurs ;
- les financements de projets, structurant des crédits sur base de cash-flows, en particulier dans les secteurs de l'énergie et des infrastructures.

BNP Paribas a été nommé "2003 Highly Commended Best Commodity Bank" *(Trade Finance Magazine)*.

### Crédit et Financements Structurés

Au confluent des activités de crédit et de marché, ce métier propose, au niveau mondial, le montage, la structuration et la distribution de financements complexes et innovants : crédits syndiqués, financements d'acquisitions, financements de LBO, financements d'optimisation et d'actifs, financements des médias et télécommunications, financements maritimes et aéronautiques.
Pour l'année 2003, BNP Paribas se situe au 6e rang en tant que "mandated lead arranger" de crédits syndiqués dans le monde et au 4e rang en tant que "mandated lead arranger" de crédits syndiqués sur la zone Europe, Moyen-Orient, Afrique *(source : International Financial Review de janvier 2004)*.
En 2003, BNP Paribas occupe également le 4e rang en tant que "mandated arranger" de crédits à effet de levier en Europe *(source : International Financial Review de janvier 2004)*.

Les responsables des Financements Structurés sont en outre en charge de la mise en place et du suivi des crédits ordinaires ("financements bancaires classiques"), qui restent cependant l'objet d'un suivi distinct.

## Gestion des Participations cotées et Créances souveraines

Gestion des Participations cotées et Créances souveraines exerce deux activités. Son objectif est de valoriser les actifs dans une optique moyen terme, grâce à une gestion dynamique. Elle se différencie donc nettement d'une activité de trading.

La Gestion des Participations cotées gère les participations minoritaires que BNP Paribas détient dans des grands groupes cotés en Bourse.

La Gestion des Créances souveraines a pour missions de restructurer les créances souveraines dans le cadre du Club de Londres et de gérer un portefeuille constitué d'instruments de dette souveraine émergente (titres Brady, eurobonds, créances restructurées).

# Banque de Financement & d'Investissement

Afin de renforcer ses positions européennes, de développer ses forces d'origination et de tirer le meilleur parti de ses capacités de développement sur ce marché, un groupe intégré nommé Coverage and Territories Europe (CTE) a pour mission la couverture des relations stratégiques et grandes entreprises ainsi que l'animation des territoires en Europe.

Par ailleurs, pour l'ensemble du monde hors Europe, un groupe, Coverage and Territories International (CTI), assure la couverture des relations stratégiques et grandes entreprises aux Amériques, en Asie-Pacifique, en Afrique et au Moyen-Orient et assure l'animation des territoires BFI concernés. Financial Institutions Group (FIG) assure la couverture des institutions financières (banques, assurances, supranationaux...) en un groupe intégré pour l'ensemble du monde.

Ces équipes commerciales ont vocation à vendre l'ensemble des produits du groupe et des filiales. Les chargés de relation CTE et CTI, grâce à une bonne connaissance de la stratégie industrielle de leurs clients et au suivi quotidien de la gestion de l'entreprise, sont les interlocuteurs privilégiés des grandes relations du groupe et les garants d'une action coordonnée des spécialistes produits.

Avec une base de clientèle d'environ 11 000 entreprises et institutionnels, l'organisation de CTE et de CTI doit permettre de prendre mieux en compte les spécificités de ces différents marchés, en particulier sur le plan régional, avec la priorité de favoriser la génération des revenus dans toutes les lignes de produits et de développer les ventes croisées.

Fort d'une équipe de 65 experts répartis dans 20 pays, FIG gère 450 clients institutionnels : assureurs, fonds de pension et sociétés de gestion d'actifs, organismes supranationaux, banques et banques centrales. Grâce aux relations durables établies avec ses clients et la connaissance de l'activité dont font preuve les collaborateurs de FIG, BNP Paribas est considéré comme une banque de référence par les clients institutionnels et particulièrement apprécié en comparaison de ses principaux concurrents. La réussite de FIG repose notamment sur une collaboration rapprochée avec les autres métiers principalement Taux et Change, Actions, Gestion d'Actifs et métier Titres (BNP Paribas Securities Services).

## Conseil et Marchés de Capitaux

### Corporate Finance

Le métier Corporate Finance est en charge des opérations de conseil en fusions et acquisitions (mandats de conseil à l'achat ou à la vente, conseil financier stratégique, conseil en privatisation...) et des activités de marché primaire actions (introduction en Bourse, augmentation de capital, placement secondaire, émission d'obligations convertibles, échangeables...).

Le Corporate Finance a mis en place une organisation matricielle mettant à la disposition de ses clients la meilleure combinaison possible des compétences de ses divers spécialistes sectoriels, géographiques et produits, tout en optimisant la gestion de ses ressources.

Le Corporate Finance, qui regroupe près de 330 professionnels dans le monde, dispose d'un réseau mondial, avec une approche ciblée prioritairement sur l'Europe, complétée par un dispositif puissant en Asie, avec BNP Paribas Peregrine, et une présence en Amérique du Nord et du Sud.

BNP Paribas a confirmé sa place parmi le Top 15 des banques conseils en fusions et acquisitions en Europe (13e rang européen selon Thomson Financial en volume de transactions réalisées en 2003 et 11e en volume de transactions annoncées), et parmi les leaders en Europe et en France dans les opérations de primaire actions (8e en Europe et 1er en France dans le classement Dealogic Bondware).

### Actions

Le métier Actions couvre les activités de recherche, de trading et de vente sur actions (européennes et asiatiques) et dérivés actions (à l'échelle mondiale). Ses équipes agissent tant sur les marchés secondaires que sur les marchés primaires, pour lesquels elles sont le relais du Corporate Finance.
Le portefeuille de clients englobe institutions financières, entreprises et particuliers.

Le métier privilégie une organisation par produits. Chacune de ses divisions, Courtage Actions, Dérivés Actions et Prime Brokerage (activité destinée aux "hedge funds"), intègre l'ensemble des services offerts à la clientèle.

En 2003 BNP Paribas était :

- 2e intervenant sur Euronext d'actions *(source : Euronext)* et 3e en Allemagne pour le courtage d'actions *(source : Deutsche Börse)* ;
- 1er sur les Futures et 2e sur les Options sur le marché à terme du Monep *(source : Euronext)* et 2e en France pour les volumes de "warrants" échangés *(source : Euronext)* ;
- 1er intervenant sur les marchés de Futures et Options sur le Osaka Stock Exchange au Japon ;
- BNP Paribas a obtenu le prix "2004 Equity Derivatives House of the Year" décerné par la revue de référence *Risk Magazine*.

# Banque Privée, Gestion d'Actifs, Cortal Consors, Assurance et Titres

BPGA est le pôle de Services aux Investisseurs du groupe, chargé notamment de l'"asset gathering" de BNP Paribas.

Il est un acteur européen de premier plan qui regroupe les activités liées à la collecte, la gestion, la valorisation de l'épargne et du patrimoine et leur enrichissement par des services à forte valeur ajoutée.

L'expertise de BPGA est répartie en trois grandes activités :

- la Gestion Institutionnelle et Privée, qui regroupe la Banque Privée (BNP Paribas Banque Privée), la Gestion d'Actifs (BNP Paribas Asset Management) et le courtage en ligne, sous la marque Cortal Consors ;
- l'Assurance (BNP Paribas Assurance) ;
- l'activité de services liés aux Titres pour les institutions financières mondiales avec BNP Paribas Securities Services.

## Gestion Institutionnelle et Privée

### Banque Privée

Au service d'une clientèle privée exigeante et fortunée, BNP Paribas Banque Privée délivre un conseil personnalisé en ingénierie et en diversification patrimoniale et une gestion adaptée aux besoins de chacun de ses clients en s'appuyant sur une gamme de produits sélectionnés, performants et innovants.

Avec plus de 96 milliards d'euros d'actifs clientèle, BNP Paribas Banque Privée occupe le 10e rang mondial en Banque Privée (au 30 juin 2003 ; *source : Wealth Partnership Review, octobre 2003*). Leader en France avec 42 milliards d'euros d'actifs et un réseau de plus de 120 implantations couvrant l'ensemble du territoire, elle développe rapidement sa présence sur les marchés domestiques européens et dispose d'ores et déjà de positions significatives sur les grands centres de la gestion privée internationale d'Europe et d'Asie.

### Asset Management

BNP Paribas Asset Management exerce le métier de Gestion d'Actifs pour compte de tiers. Présentes dans 24 pays, ses équipes se distinguent par :

- Une spécialisation dans certains domaines de gestion avec une expertise de la gestion fondamentale et quantitative qui couvre les principales classes d'actifs et, dans la gestion alternative et structurée, une organisation qui conjugue les savoir-faire d'un pôle spécifique et de partenariats très spécialisés ;
- Une segmentation des équipes commerciales par type de clientèle dans chaque pays où BNP Paribas Asset Management opère, afin de garantir la proximité, la différenciation des offres et la personnalisation du service ;
- Une présence et un développement sur les marchés du futur (par exemple au Brésil, en Corée ou en Chine, pays dans lequel BNP Paribas Asset Management a obtenu fin 2003 l'autorisation de démarrer ses activités de gestion), pour constituer des relais de croissance puissants et des opportunités d'investissement pour tous ses clients.

Fort d'un fonds de commerce de plus de 400 clients institutionnels, acteur majeur de la distribution de fonds en Europe (9e promoteur en Europe au 30 septembre 2003 – *source : FERI*), BNP Paribas Asset Management gère 168 milliards d'euros au 31 décembre 2003.
En 2003, l'agence de notation Fitch Ratings a relevé à "aa+" la note "Asset Manager" de BNP Paribas Asset Management.

### Cortal Consors

Leader européen de l'épargne et du courtage en ligne pour les particuliers *(source : Reuters, octobre 2003)*, Cortal Consors a pour mission d'apporter à ses clients son savoir-faire, sa technologie sur la Bourse et son expérience du conseil sur une large gamme de placements, notamment des produits de placement à court terme, des OPCVM, et des produits d'assurance-vie, en s'appuyant sur des technologies de pointe en matière de courtage.

## Assurance

BNP Paribas Assurance est une holding qui détient l'intégralité du capital de Natio Vie et de Cardif SA et la moitié du capital de Natio Assurance, société d'assurances dommages dont l'autre moitié est détenue par le groupe Axa. La stratégie de BNP Paribas Assurance est multimarque, multipartenariat et multipays.

Natio Vie et Natio Assurance distribuent leurs produits au travers du réseau de la Banque de Détail et de la Banque Privée en France. Les contrats couvrent l'ensemble de la gamme des produits d'assurance des personnes, épargne et prévoyance ainsi que les contrats auto, multirisque habitation et assurance scolaire.

Cardif commercialise en France des produits d'assurance des personnes et des services de gestion d'actifs, pour les particuliers et les entreprises, par l'intermédiaire des filiales du pôle SFDI, de banques partenaires, de courtiers, de conseillers financiers indépendants et par approche directe des clients.

# Banque Privée, Gestion d'Actifs, Cortal Consors, Assurance et Titres

Les sociétés de BNP Paribas Assurance adhèrent à un GIE qui leur permet de bénéficier d'économies d'échelle en regroupant toutes les fonctions non spécifiques à une marque.

Hors de France, Cardif est présente dans 27 pays. La distribution est effectuée à travers des accords de partenariat avec des banques et des sociétés de crédit locales et, dans certains pays d'Europe, par des réseaux de conseillers financiers indépendants.

BNP Paribas Assurance est en France le 4e assureur vie *(source : FFSA)*, avec une part de marché de 7,3 % en collecte brute.

## Métier Titres

BNP Paribas Securities Services est spécialisé dans les services titres pour les sociétés et les institutions financières : banques, sociétés de courtage, fonds de pension, gestionnaires d'actifs et compagnies d'assurances. Outre la compensation et la conservation de titres, cette filiale du groupe BNP Paribas dispense de nombreux services complémentaires : financement des positions en espèces et en titres, gestion de collatéral, sous-traitance des middle et back-offices, administration et comptabilité de fonds, mesure et attribution de performance, services aux émetteurs, administration de comptes de particuliers, agent de transfert et "corporate trust". Au 31 décembre 2003, les actifs en conservation s'élevaient à 2 090 milliards d'euros et 23,4 millions de transactions ont été traitées au cours de l'année 2003.

BNP Paribas Securities Services se classe à la 1re place des Global Custodians européens et au 5e rang mondial *(source : Institutional Investor Magazine, classement publié en septembre 2003 sur la base des actifs en conservation à fin mars 2003)*.

Exerçant plus de la moitié de son activité hors de France, BNP Paribas Securities Services, dont le siège est à Paris, compte des succursales, filiales et bureaux implantés sur l'ensemble des principales places financières en Europe (notamment en Allemagne, Belgique, Espagne, Grèce, Irlande, Italie, Jersey, Luxembourg, Pays-Bas, Portugal, Royaume-Uni et Suisse), en Australie et Nouvelle-Zélande ainsi qu'aux États-Unis. Des services sont également proposés en Turquie dans le cadre d'un accord de coopération avec Garanti Bank.

### Immobilier

BNP Paribas, au travers de Meunier, Comadim, Gérer, BNP Paribas Immobilier, Coextim, Antin Vendôme, Espaces Immobiliers, propose une gamme intégrée et étendue de services immobiliers à forte valeur ajoutée pour satisfaire les attentes d'une large clientèle.

Le métier intègre la foncière cotée Klépierre et ses filiales de gestion autour de Ségécé, et est présent sur les trois classes d'actifs : bureaux, logement et centres commerciaux. Réunion d'acteurs de tout premier plan, l'Immobilier de BNP Paribas se fédère autour d'équipes spécialisées : gestion d'actifs, coverage, financement et gestion des flux, conseil, développement et promotion, expertise immobilière, administration de biens.

Au-delà de l'Ile-de-France, les filiales des services immobiliers de BNP Paribas se développent en Rhône-Alpes et dans la région Provence-Alpes-Côte d'Azur. Klépierre, quant à elle, accentue sa position de leader européen en centres commerciaux.

### BNP Paribas Capital

BNP Paribas Capital regroupe l'ensemble des activités de Private Equity du groupe BNP Paribas. On entend par Private Equity l'investissement au capital de sociétés non cotées, en vue de dégager à moyen terme un gain financier, sous forme de plus-value.

Les équipes de BNP Paribas Capital travaillent au sein de sociétés de gestion indépendantes, avec une double mission :

- conseiller le groupe BNP Paribas sur son portefeuille direct ;
- gérer ou conseiller des fonds associant le groupe et des investisseurs tiers.

BNP Paribas Capital exerce tous les aspects du métier de Private Equity.

Les LBO de grande taille en Europe sont réalisés par PAI Partners.

Les LBO de taille moyenne, le capital-risque en France ainsi que les investissements dans le secteur médias et télécoms sont réalisés au travers de fonds dédiés gérés ou conseillés par BNP Private Equity et ses filiales.

La stratégie du groupe BNP Paribas vise à développer activement la gestion de fonds comportant une majorité de capitaux tiers tout en cédant progressivement le portefeuille détenu directement

ıarché auprès des fonctionnaires en France - en font un acteur ·econnu du financement du logement. D'importantes synergies :vec le réseau de Banque de Détail de BNP Paribas, au travers de 'apport réciproque de clientèle, renforcent ce dispositif.

.'UCB met ses outils à disposition de partenaires et fournit des ırestations de gestion informatique à la Société Générale dans le :adre d'une activité de servicing.

a part de marché de l'UCB au 31 décembre 2003 est de 2,35 % ›our la France, de 3,25 % pour l'Espagne et de l'ordre de 1 % pour 'Italie et le Portugal

## :NP Paribas Lease Group (BPLG)

:PLG est spécialisé dans le financement des investissements des ·ntreprises et des professionnels. Présent dans 10 pays d'Europe, :PLG propose une gamme complète de solutions financières en ·rédit-bail mobilier et immobilier, en location financière et en :rédit, avec ou sans prestation associée.

ᵢ° 1 en France avec une part de marché de l'ordre de 20 % *source : Association Française des Sociétés Financières -ASF-, Entreprises et 'rofessionnels)*, et un des leaders en Europe, BPLG travaille en ›artenariat avec les constructeurs, importateurs et distributeurs i'équipements : son ambition est de leur permettre d'optimiser eurs performances commerciales en intégrant le financement : l'acte de vente. BPLG assure la réalisation et la gestion des ınancements en crédit-bail mobilier et immobilier distribués ›ar le réseau bancaire de BNP Paribas à ses clients, en France et n Europe.

## .'étier Location avec services

e métier Location avec Services comprend trois groupes de ɔciétés qui proposent aux entreprises des solutions modulaires ·our externaliser la gestion, le financement, ainsi que les risques echniques et de marché liés à l'usage de leurs équipements ɔgistiques :

- Véhicules légers : Arval PHH
- Véhicules industriels : Artegy
- Parcs informatiques : Arius

ɔuples et évolutifs, les produits et services proposés ont en ommun de répondre aux souhaits de déconsolidation financière es entreprises et surtout de leur permettre d'optimiser la gestion e leurs parcs d'équipements. Ces offres s'appuient sur le savoir-ıire et la maîtrise technique des équipes spécialisées du métier, ur une puissance d'achat reconnue et sur un ensemble d'outils ıteractifs indispensables à un dialogue efficace avec les ntreprises clientes.

ıirectement présent dans 16 pays, Arval PHH, principale société u métier, est un des leaders européens du marché de la location ıngue durée et de la gestion de parcs de véhicules automobiles, vec un parc géré total de 600 000 véhicules fin 2003.

rval PHH est également lié par un accord commercial et :chnologique à PHH North America, filiale d'Avis Group ›écialisée dans la gestion de véhicules et qui opère désormais ɔus le nom de PHH Arval.

# Banque de Détail à l'International (BDDI)

## BancWest

Aux États-Unis, l'activité du pôle SFDI s'exerce au travers de BancWest Corporation, holding issue du rapprochement intervenu en 1998 entre Bank of the West et First Hawaiian Bank. En décembre 2001, BNP Paribas a porté sa participation au capital de BancWest de 45 à 100 %, puis a acquis, en mars 2002, United California Bank (UCB) dont la fusion opérationnelle avec Bank of the West a été achevée dès la fin du troisième trimestre 2002.

Bank of the West propose ses services de banque de détail à une clientèle de particuliers et d'entreprises dans six États de l'Ouest américain (Californie, Washington, Idaho, Nevada, Nouveau-Mexique, Oregon). Après intégration de l'UCB, elle se positionne au 5$^{e}$ rang des banques généralistes en Californie *(source : FDIC, 30 juin 2003)* et détient des positions fortes au niveau national dans certaines activités de financements spécialisés (Marine, Recreational Vehicles, Church Lending, Small Business Administration).

Avec une part de marché de 40 % en termes de dépôts *(source : FDIC, 30 juin 2003)*, First Hawaiian Bank est devenue la plus importante banque de l'État d'Hawaii, où elle exerce son activité de banque de proximité, offrant aux particuliers et aux entreprises une large gamme de produits.

Au total, avec 7 461 collaborateurs et forte d'un réseau de 350 agences, BancWest sert quelque 2 millions de clients. Au 31 décembre 2003, le total de son bilan atteint 38,4 milliards de dollars.

## Marchés Émergents et Outre-Mer (MEO)

La ligne de métier Banque de Détail dans les Marchés Émergents et Outre-Mer (MEO) est constituée de quatre zones géographiques : Afrique-océan Indien, Dom-Tom, Maghreb-Méditerranée et Moyen-Orient. Dans ces régions, BNP Paribas déploie, au travers d'un peu plus de 350 agences et pour 1,3 million de clients, son expertise acquise dans la banque de détail en France.

Le réseau des BICI (Banque Internationale pour le Commerce et l'Industrie) est au cœur du dispositif de BNP Paribas en Afrique. Avec une centaine d'agences réparties dans six pays (Burkina, Côte d'Ivoire, Gabon, Guinée Conakry, Mali et Sénégal), SFDI gère l'un des premiers réseaux bancaires d'Afrique francophone. Dans l'océan Indien, le groupe est présent à Madagascar (BMOI) et aux Comores (BIC).

Dans la zone Maghreb-Méditerranée, le groupe possède un peu moins de 200 agences au travers de la Banque Marocaine pour le Commerce et l'Industrie (BMCI) au Maroc, de l'Union Bancaire pour le Commerce et l'Industrie (UBCI) en Tunisie et de BNP Paribas El Djazaïr en Algérie.

Dans les Dom-Tom, le groupe possède 49 agences et dispose de fortes positions de place.

Dans sa zone Moyen-Orient, BNP Paribas dispose d'implantations au Liban (BNPI Beyrouth), en Égypte (BNP Paribas Le Caire), à Chypre et à Djibouti. Elle opère dans la région du Golfe à partir de sa direction régionale qui assure l'animation depuis Bahreïn de quatre territoires : Bahreïn, Abu Dhabi, Dubaï, Qatar.

Enfin, le métier de Banque de Détail dans les MEO est partie prenante du réseau international de Trade Centers de BNP Paribas, qui permet aux clients importateurs et exportateurs d'avoir accès à des équipes de spécialistes du commerce international.



© Archives BNCI

**1966** Naissance de la BNP
La fusion de la BNCI et du CNEP est la plus grande opération de restructuration bancaire depuis la Libération.

**1968** Naissance de la Compagnie Financière de Paris et des Pays-Bas

**1982** Nationalisation de la BNP et de la Compagnie Financière de Paris et des Pays-Bas à l'occasion de la nationalisation de l'ensemble des banques françaises.
Le "big-bang" financier, la déréglementation du secteur bancaire et la désintermédiation du crédit modifient tout au long des années 1980 le métier de la banque et ses conditions d'activité, en France et dans le monde.

**1987** Privatisation de la Compagnie Financière de Paribas
Avec 3,8 millions d'actionnaires individuels, la Compagnie Financière de Paribas est alors la société comptant le plus d'actionnaires au monde. La Compagnie Financière de Paribas est actionnaire à 48 % de la Compagnie Bancaire.

**1993** Privatisation de la BNP
La BNP, privatisée, prend un nouveau départ. Les années 1990 sont marquées par un changement du niveau de la rentabilité de la banque, qui dégage le retour sur fonds propres le plus élevé des grands établissements français en 1998, le lancement de nouveaux produits et services bancaires, l'expansion en France et au niveau international et la préparation de l'avènement de l'euro.

**1998** Naissance de Paribas
Le 12 mai, l'Assemblée Générale des actionnaires de Paribas ratifie la fusion de la Compagnie Financière de Paribas, de la Banque Paribas et de la Compagnie Bancaire.

**1999** Année historique pour le groupe
À l'issue d'une double offre publique d'échange sans précédent et d'une bataille boursière de six mois, la BNP et Paribas réalisent un rapprochement d'égaux.
Pour chacun des deux groupes, cet événement est le plus important depuis leur privatisation. Il crée un nouveau groupe bénéficiant de larges perspectives. À l'ère de la globalisation de l'économie, il permet la constitution d'un leader européen de l'industrie bancaire, armé pour la compétition à l'échelle du monde.

**2000** Création de BNP Paribas
Fusion de la BNP et de Paribas le 23 mai 2000
Le nouveau groupe tire sa force des deux grandes lignées bancaires et financières dont il procède. Il se fixe une double ambition : se développer au service de ses actionnaires, de ses clients et de ses salariés et construire la banque de demain en devenant un acteur de référence à l'échelle mondiale.

# 2003

**Des performances d'exploitation en forte hausse dans un environnement difficile**

BNP Paribas est la première banque de la zone euro par le niveau de ses bénéfices. Sur l'ensemble de l'année 2003, dans un environnement en voie d'amélioration mais encore difficile en Europe, et en dépit des effets négatifs de la baisse du dollar, BNP Paribas réalise des performances d'exploitation en forte hausse.



# Comité exécutif

Le Conseil d'administration de BNP Paribas a défini, lors de sa séance du 11 juin 2003, les modalités de la dissociation des fonctions de Président et de Directeur Général, dont il avait décidé du principe, sur proposition de M. Michel Pébereau, dans sa séance du 14 mai précédant l'Assemblée Générale des actionnaires. Conformément à la loi et aux statuts de la société, et aux meilleures pratiques du gouvernement d'entreprise, M. Michel Pébereau préside le Conseil d'administration, qui détermine les orientations de l'activité de BNP Paribas, et veille à leur mise en œuvre. En étroite coordination avec la Direction Générale, il représente le groupe dans ses relations de haut niveau, notamment les grands clients, et veille à établir et à maintenir la qualité des relations avec les actionnaires.

M. Baudouin Prot est nommé Directeur Général. À ce titre, il est investi de la responsabilité de diriger le groupe et dispose à cet effet des pouvoirs les plus étendus. De ce fait, les activités opérationnelles et les fonctions du groupe lui sont rattachées.

Sur proposition de Baudouin Prot, le Conseil d'administration a nommé Georges Chodron de Courcel et Jean Clamon Directeurs Généraux Délégués et mandataires sociaux avec pour mission d'assister le Directeur Général dans l'exercice de ses fonctions.

**De ce fait :**

- la responsabilité du pôle Banque de Financement et d'Investissement (BFI) est confiée à Philippe Blavier ;
- la responsabilité des activités Services Financiers Spécialisés (SFS) et Banque de Détail à l'International (BDDI), qui sont regroupées sous l'appellation de Services Financiers et Banque de Détail à l'International (SFDI), est confiée à Pierre Mariani ;
- à l'occasion de ce regroupement, Cortal Consors, leader européen du courtage en ligne, est désormais rattaché au pôle Banque Privée, Gestion d'Actifs ;
- la responsabilité des autres pôles : Banque de Détail en France (BDDF) et Banque Privée, Gestion d'Actifs (BPGA), reste confiée respectivement à Jean-Laurent Bonnafé et à Vivien Lévy-Garboua ;

**La répartition des responsabilités au sein de la Direction Générale est la suivante :**

- Georges Chodron de Courcel est spécifiquement chargé de coordonner les activités du pôle Banque de Financement et d'Investissement (BFI) et du pôle Banque Privée, Gestion d'Actifs (BPGA) ;
- Jean Clamon est spécifiquement chargé de la coordination des activités de banque de détail du pôle Banque de Détail en France (BDDF) et du pôle Services Financiers et Banque de Détail à l'International (SFDI).

**Par ailleurs, rapportent directement au Directeur Général :**

- Dominique Hoenn, Senior Adviser de BNP Paribas, en charge de la supervision des risques de marché et des activités de gestion actif-passif ainsi que de la représentation du groupe dans les instances de place et professionnelles.
- Amaury-Daniel de Seze, responsable de BNP Paribas Capital. Il est rappelé que BNP Paribas a cédé le contrôle de la société de gestion PAI, qui gère ses fonds en toute indépendance.



A Baudouin Prot,
Administrateur-Directeur Général

B Georges Chodron de Courcel,
Directeur Général Délégué

C Jean Clamon,
Directeur Général Délégué

D Amaury-Daniel de Seze,
Responsable de BNP Paribas Capital

E Philippe Blavier,
Responsable du pôle
Banque de Financement et d'Investissement

F Jean-Laurent Bonnafé,
Responsable du pôle Banque de Détail en France

G Philippe Bordenave,
Responsable de Finances-Développement groupe

H Hervé Gouëzel,
Responsable des Systèmes d'Information groupe

I Bernard Lemée,
Responsable des Ressources Humaines groupe

J Vivien Lévy-Garboua,
Responsable du pôle Banque Privée, Gestion d'Actifs

K Pierre Mariani,
Responsable du pôle Services Financiers et
Banque de Détail à l'International.



# Airbus



Philippe DELMAS
Executive Vice-President
**Airbus - Client de BNP Paribas - Toulouse**

L'affaire est entendue : le trafic aérien aura quasiment triplé d'ici à vingt ans. De quoi exciter l'imagination des constructeurs et des compagnies aériennes, qui doivent inventer le ciel de demain. Airbus est à la pointe de l'innovation. Depuis trois ans, le consortium européen s'est lancé dans le premier projet aéronautique d'envergure du XXI[e] siècle, en entamant la construction de l'A380, le plus gros avion de ligne jamais construit. Capable de transporter 555 passagers sur 14 800 kilomètres sans escale, le nouvel avion sera mis en service en 2006. Il résume à lui seul toutes les exigences de notre époque et [illegible] l'organisation du marché aéronautique mondial. [illegible] sera ainsi plus efficace et plus confortable – [illegible] 20 % d'espace en plus par passager en [illegible] – et plus respectueux de l'environnement. [illegible] au décollage, notamment, sera divisé par deux et [illegible] de carburant réduite de 13 % par rapport [illegible] comparables existants". Côté fabrication, l'A380 [illegible] tous les avions Airbus, sur les usines [illegible] pays européens – la France, [illegible] l'Espagne et la Grande-Bretagne – et irrigue [illegible] fournisseurs ou sous-traitants dans [illegible] Véritable entreprise européenne, face au [illegible] Boeing, Airbus compte faire de l'A380 [illegible] incontournable des vingt prochaines [illegible] Avant de penser à de nouveaux appareils, [illegible] les limites des configurations [illegible] classiques d'un avion pour ne pas limiter [illegible] à l'aile volante, à l'avion aux ailes [illegible]



# une nouvelle vie dans les airs




A380
A380





# Banque de ement & d'Investissement

15

## Conseil & Marchés de Capitaux

## Métiers de Financement



# une nouvelle organisation







Afin de renforcer ses positions européennes, de développer ses forces d'origination et de tirer le meilleur parti de ses capacités de développement sur ce marché, un groupe intégré nommé **Coverage and Territories Europe (CTE)** a pour mission la couverture des relations stratégiques et grandes entreprises ainsi que l'animation des territoires en Europe.

Par ailleurs, pour l'ensemble du monde hors Europe, un groupe, **Coverage and Territories International (CTI)**, assure la couverture des relations stratégiques et grandes entreprises aux Amériques, en Asie-Pacifique, en Afrique et au Moyen-Orient, et assure l'animation des territoires BFI concernés.

**Financial Institutions Group (FIG)** assure la couverture des institutions financières (banques, assurances, supranationaux...) en un groupe intégré pour l'ensemble du monde.

Ces équipes commerciales ont vocation à vendre l'ensemble des produits du groupe et des filiales. Les chargés de relation CTE et CTI, grâce à une bonne connaissance de la stratégie industrielle de leurs clients et au suivi quotidien de la gestion de l'entreprise, sont les interlocuteurs privilégiés des grandes relations du groupe et les garants d'une action coordonnée des spécialistes produits. Avec une base de clientèle d'environ 11 000 entreprises et institutionnels, l'organisation de CTE et de CTI doit permettre de prendre mieux en compte les spécificités de ces différents marchés, en particulier sur le plan régional, avec la priorité de favoriser la génération des revenus dans toutes les lignes de produits et de développer les ventes croisées.



Fort d'une équipe de 65 experts répartis dans 20 pays, FIG gère 450 clients institutionnels : assureurs, fonds de pension et sociétés de gestion d'actifs, organismes supranationaux, banques et banques centrales. Grâce aux relations durables établies avec ses clients et la connaissance de l'activité dont font preuve les collaborateurs de FIG, BNP Paribas est considérée comme une banque de référence par les clients institutionnels et particulièrement appréciée en comparaison de ses principaux concurrents. La réussite de FIG repose notamment sur une collaboration rapprochée avec les autres métiers, principalement Fixed Income, Actions, Gestion d'Actifs et métier Titres (BNP Paribas Securities Services).

BNP Paribas Pékin



## Augmentation de capital record pour France Télécom

L'augmentation de capital de France Télécom de 15 milliards d'euros, pour laquelle BNP Paribas était coordinateur global et chef de file, a constitué une première dans plusieurs domaines.
Outre le fait qu'elle a réalisé la plus importante augmentation de capital jamais effectuée en Europe, sa structure innovante, développée conjointement avec les équipes de France Télécom, a permis de réduire les délais habituels de près d'un tiers et d'en assurer ainsi le succès dans un environnement de marché très volatil.

# Corporate Finance

Dans un environnement peu favorable, le Corporate Finance a renforcé ses positions en Fusions et Acquisitions et a su tirer parti de la réouverture des marchés dans son activité de Primaire Actions.

## BNP Paribas Corporate Finance, 3e mondial en Médias

Le Corporate Finance dispose d'une expertise forte dans le secteur des médias, avec une équipe spécialisée basée à Paris et Londres et des correspondants en Amérique du Nord et en Asie.

L'industrie des médias, en constante évolution, a été marquée en 2003 par des opérations de premier plan en matière de fusions et acquisitions.

Le Corporate Finance a réussi dans ce contexte à se positionner en tant que banque conseil sur des transactions représentant un volume de 18 milliards d'euros. Les plus significatives sont :

- la vente par Telefonica de 25 % d'Antena 3 à Planeta ;
- l'acquisition en juin de Seat Pagine Gialle par Investitori Associati, CVC, BC Partners et Permira ;
- la fusion annoncée de Vivendi Universal Entertainment (VUE) et NBC aux États-Unis, pour former une nouvelle entité détenue à 80 % par General Electric et 20 % par les actionnaires actuels de VUE.

D'après Mergermarkets, BNP Paribas s'adjuge la 3e place mondiale pour les opérations de fusions et

En matière de Fusions et Acquisitions, BNP Paribas est resté un acteur majeur en France en participant à la plupart des grandes transactions (n° 1 pour les opérations annoncées dans le classement Dealogic) : défense de Péchiney dans l'offre lancée par Alcan, conseil des deux actionnaires principaux pour la cession de Sophia, intervention auprès de l'État pour l'acquisition de KLM par Air France, conseil de la CDC pour le rapprochement entre les Caisses d'Épargne et Eulia. En Europe, le renforcement du dispositif du Corporate Finance a favorisé la réalisation d'opérations significatives : conseil de Kingfisher pour le "demerger" de Kesa, cession de l'assureur italien Toro, rapprochement entre les brasseurs Interbrew et Spaten-Franziskaner.

Les marchés Primaire Actions en 2003 ont été caractérisés par une prédominance des augmentations de capital avec droit préférentiel pour les actionnaires existants, levant près de 48 milliards d'euros en Europe à des fins de restructuration de bilan ou de financement de la croissance ; BNP Paribas a dirigé plusieurs opérations de référence, parmi lesquelles 15 milliards d'euros pour France Télécom, la plus importante opération de ce type jamais réalisée, ou encore 1,3 milliard d'euros pour Lafarge.

L'environnement de taux encore bas a aussi été favorable aux produits Equity Linked, avec plus de 40 milliards d'euros émis ; dans ce domaine, BNP Paribas se classe au 3e rang en Europe par le nombre d'opérations dirigées (Dealogic Bondware), parmi lesquelles 1,1 milliard d'euros pour PPR ou 0,8 milliard de dollars pour Glencore échangeable en Xstrata.

En début d'année 2004, la banque apparait 3e en Europe pour les fusions et acquisitions


BNP Paribas Londres

## BNP Paribas élu "Equity Derivatives House of the Year" par *Risk Magazine*

BNP Paribas a été nommé par le magazine *Risk* "2004 Equity Derivatives House of the Year", témoignage de son leadership mondial dans les Dérivés Actions. Dans cette enquête, les plus grands acheteurs mondiaux de produits structurés ont plébiscité BNP Paribas pour avoir parfaitement répondu aux attentes des investisseurs en 2003, en leur proposant des produits à la fois simples et innovants, adossés à des actions, des indices et des fonds d'investissement. BNP Paribas a également été récompensé pour l'excellente qualité de son service, qui est aujourd'hui une priorité pour les grands distributeurs.

# Métier Actions

### L'année 2003 a vu la consécration de BNP Paribas comme l'un des leaders mondiaux sur le pôle Actions

Salué et reconnu par les clients et l'industrie avec l'obtention du "2004 Equity Derivatives House of the Year" décerné par la revue de référence *Risk Magazine*, en témoignage de l'excellente performance globale du métier Dérivés Actions, BNP Paribas a également obtenu des positions exceptionnelles sur les plus grands marchés mondiaux : 2e intervenant sur Euronext d'actions *(source : Euronext)* et 3e en Allemagne pour le courtage d'actions *(source : Deutsche Börse)*, 1er sur les Futures et 2e sur les Options sur le marché à terme du Monep *(source : Euronext)* et 2e en France pour les volumes de warrants échangés *(source : Euronext)*, et 1er intervenant sur les marchés de Futures et Options sur le Osaka Stock Exchange au Japon.

Ces performances sont d'autant plus méritoires qu'elles ont été obtenues dans un environnement en pleine mutation. En effet, la performance absolue des indices boursiers en 2003 dans le monde a marqué sans doute la fin de la baisse connue au cours des trois dernières années : + 25 % pour le Dow Jones et + 50 % pour le Nasdaq (USA), + 24 % pour le Nikkei 225 (Japon), + 35 % pour le Hang Seng (Hong Kong) et + 12 % pour l'Eurotop 300 (Europe). Sur certains segments d'activités, les transactions clientèle, jusque-là très atones, ont repris. Néanmoins, la restructuration de l'industrie (réduction des capacités sur le courtage actions, ségrégation des activités de recherche, concentration sur les dérivés actions) s'est poursuivie tout au long de l'année.




BNP PARIBAS
thanks its clients for making it
a world-class Equity Derivatives House
Risk
AWARDS
2004
BNP PARIBAS
EQUITY DERIVATIVES HOUSE OF THE YEAR
"BNP Paribas gets top marks for ideas generation, but its service is as important as pricing."
Risk magazine Awards 2004
As a leading corporate and investment bank, BNP Paribas delivers innovative equity derivatives solutions with superior product origination, execution and service, and a solid commitment to every client. But our reach and expertise don't stop there. BNP Paribas provides an extensive range of sophisticated financial products and services around the world for all our clients' needs.
www.bnpparibas.com
The bank for a changing world
BNP PARIBAS


BNP PARIBAS PRIME BROKERAGE
However exact your requirements... we deliver
www.primebrokerage.bnpparibas.com
The bank for a changing world
BNP PARIBAS

## Le métier Actions s'est renforcé significativement en 2003 grâce à des avancées stratégiques et commerciales décisives

Dans cet environnement, où les clients deviennent encore plus exigeants, où la concurrence se fait encore plus rude, BNP Paribas a initié et concrétisé des avancées majeures dans l'ensemble de ses métiers Actions, renforçant ainsi l'ensemble de ses lignes de produits et services et prenant des positions clés dans des pays à fort potentiel de croissance :

- Mise en commun des activités de courtage institutionnel en Europe avec Exane, premier courtier indépendant en Europe (France), pour créer un nouvel acteur sur ces activités : Exane BNP Paribas ;
- Poursuite du positionnement stratégique de sa filiale de banque d'investissement en Asie, BNP Paribas Peregrine, qui a été cette année encore reconnue par l'industrie comme "Meilleure Maison Actions sur les petites et moyennes capitalisations" *(source : IFR Asia)* ;
- Ancrage en Chine avec la création d'une joint-venture de banque d'investissement avec la maison de titres chinoise Changjiang Securities, prolongeant ainsi la franchise déjà acquise par BNP Paribas Peregrine ;
- Acquisition aux États-Unis du portefeuille et des équipes Dérivés de Fonds de Zurich Capital Markets, faisant ainsi de BNP Paribas le leader mondial sur les Dérivés de Fonds, un segment en très forte croissance. Cette acquisition renforce ainsi la position de BNP Paribas sur les Dérivés Actions, déjà reconnu mondialement pour ses capacités d'innovation en matière de développement et de structuration de nouveaux produits sur Actions et Indices.

### Les équipes Dérivés Actions, un mélange unique d'expertises locales au service d'un métier global

- 500 professionnels en front office, dont 150 vendeurs de 30 nationalités différentes, comprenant la culture, la langue et l'environnement des clients ;
- 5 plates-formes régionales, pour servir des clients dans 60 pays ;
- une force de frappe internationale de premier plan en trading.

**Classement annuel de *Risk Magazine* 2003**

- Options exotiques
  - N° 1 Options sur paniers d'actions
  - N° 1 Options binaires/digitales, à barrière, "worst of"
  - N° 2 Options sur indices
  - N° 2 Options à cliquets, à barrière et "lookback"
- Options sur indices
  - N° 1 sur le Nasdaq 100
  - N° 2 sur le Nikkei 225 et le SMI
  - N° 3 sur le S & P 500 et DJ Euro Stoxx 50
- Produits de flux
  - N° 2 pour les "reverse convertibles" en France
  - N° 2 pour les warrants en France

**Classement Asia Risk Interbank 2003 : BNP Paribas meilleur dealer**

- N° 1 sur les produits structurés Actions au Japon
- N° 1 sur les options sur indices en Asie (hors Japon)
- N° 2 sur les produits structurés Actions en Asie (hors Japon)



BNP Paribas Lisbonne

# Fixed Income

En 2003, la banque a bénéficié d'un environnement de marché favorable qui s'est traduit, d'une part, par la croissance des revenus de ses clients dans chacune des quatre régions dans lesquelles elle opère et, d'autre part, par l'augmentation de la valeur ajoutée apportée au revenu de ses clients. Dans l'ensemble, le développement de sa clientèle associé à des revenus exceptionnellement élevés de l'activité négociation a permis d'améliorer substantiellement la rentabilité.

BNP Paribas propose une gamme complète de produits de taux destinés aux professionnels de la gestion financière, allant des instruments financiers les plus simples aux conseils spécialisés visant à permettre à ces professionnels de maîtriser les problèmes les plus complexes en matière de gestion de l'endettement. BNP Paribas gère le deuxième bilan le plus important d'Europe et est noté AA-/Aa2/AA [1]. À partir de cette plate-forme puissante, la banque a développé des compétences couvrant tous les aspects du métier Fixed Income. Son approche axée sur la satisfaction des besoins de ses clients est adossée à une solide expertise dans les domaines juridique et opérationnel.

[1] Notes attribuées par les agences de notation Standard and Poor's, Moody's et Fitch Ratings.

En plus de ces lignes existantes, la banque a continué à optimiser la structure de son activité en 2003 :

- Les équipes Cash et Dérivés ont fusionné pour traiter des questions de crédit et taux.
- La plate-forme Change a été rationalisée, l'activité négociation étant désormais centralisée au sein de quelques "hubs".
- Les équipes Vente des États-Unis, du Japon et de l'Asie ont été scindées entre produits dérivés et produits de cash.

Le marché a décerné les récompenses suivantes à BNP Paribas pour ses activités de crédit :

- En 2003, *International Financing Review* a nommé BNP Paribas "Euro Investment-Grade Corporate Bond House of the Year", après que la banque est passée du 3e rang au 2e et qu'elle a affiché une part de marché de 8,7 %.
- BNP Paribas s'est placé au 1er rang des opérations réalisées par la plate-forme Market Axess.
- BNP Paribas s'est placé, selon CreditFlux, au 2e rang des arrangeurs de CDO synthétiques pour le troisième trimestre, et, pour Asia Risk, au 1er rang en décembre 2003 au Japon.

S'agissant de l'activité Taux, BNP Paribas a confirmé sa position, notamment en matière de produits novateurs, tels que les swaps d'inflation, comme l'indiquent les 2e et 3e places obtenues respectivement pour la zone euro et la région Amérique, dans le cadre de l'enquête "Global Derivatives Survey" de septembre 2003 conduite par *Risk Magazine*.

Outre les produits et services en matière de transaction que BNP Paribas offre à ses clients de Fixed Income par les médias traditionnels, la banque propose un éventail complet de solutions Internet. Par exemple, en matière de Change, le portail Change de BNP Paribas a reçu la distinction "Highly Commended Website" ("site Internet hautement maîtrisé") pour la catégorie meilleure recherche et analyse en ligne du sondage Euromoney Technology de décembre 2003. Par ailleurs, BNP Paribas s'est placé 10e fournisseur sur 44 pour ses opérations RFQ traitées par la plate-forme FXAll.

# Crédit et Financements Structurés

2003 a été pour le métier Crédit et Financements Structurés une année de développement marqué de ses différentes activités et de ses parts de marché sur le plan mondial. BNP Paribas a obtenu le titre de "European Loan House of the Year" décerné par *IFR* (*International Financial Review*). Cette distinction témoigne de la reconnaissance par le marché de la position de tout premier plan établie par la banque en tant qu'arrangeur et teneur de livre d'opérations de financements syndiqués (crédits corporate, financements d'acquisition, financements à effet de levier, financements d'actifs...).



BNP PARIBAS
thanks its clients for making it a world-class provider of debt solutions
IFR
BNP PARIBAS
EUROPEAN LOAN HOUSE OF THE YEAR
"The bank has become a truly pan-European house... The diversity of BNP Paribas' deals by sector is just as impressive as it is by geography."
IFR – Review of the Year 2003
BNP PARIBAS
EURO INVESTMENT-GRADE CORPORATE BOND HOUSE OF THE YEAR
"BNP Paribas increased its market share and maintained momentum in its ongoing evolution as a top house."
IFR – Review of the Year 2003
As a leading European corporate and investment bank, BNP Paribas delivers unparalleled, innovative debt solutions across all sectors, around the world. But our commitment to our clients' success doesn't stop there. BNP Paribas provides powerful and sophisticated financial solutions to meet all our clients' needs.
www.bnpparibas.com
The bank for a changing world
BNP PARIBAS


Pour les financements d'acquisition, dans un environnement ralenti en matière de fusions-acquisitions de taille importante, BNP Paribas s'est distingué en jouant le rôle de "mandated lead arranger" dans la transaction Olivetti / Telecom Italia, l'opération majeure de l'année 2003, récompensée du titre "European Loan of the Year".

Dans un contexte d'activité plus soutenu dans les opérations de taille moyenne, la banque a également poursuivi son développement en Europe en arrangeant notamment les opérations d'acquisition initiées par Pierre et Vacances (France) et Kesa (UK), mais aussi aux États-Unis avec le financement de l'acquisition menée par Intelsat.

En 2003, BNP Paribas a confirmé sa position parmi les leaders européens du Leveraged Finance en dirigeant notamment l'opération Seat (Italie), plus grand LBO réalisé en Europe ("Deal of the Year"). Le secteur des médias et télécoms a été marqué par la restructuration des grands opérateurs européens dans le câble, dans un contexte de retour à la croissance, porté par le développement des échanges Internet ; BNP Paribas a dirigé en 2003 de multiples financements en Europe, en particulier pour Casema (Pays-Bas), et Optimus (Portugal).

Les financements d'actifs ont également connu une année 2003 particulièrement active : dans le secteur aéronautique, la banque a obtenu trois "Deal of the Year", pour Aeroflot (Europe), CIT (États-Unis) et Singapore Aircraft Leasing Enterprise (Asie) ; dans le secteur maritime, BNP Paribas s'est distingué dans le financement de l'acquisition de Bergesen par Worldwide Shipping (Hong Kong). Le développement de la filiale spécialisée Capstar aura permis en 2003 l'obtention de nombreux mandats de leasing structurés, tant en France qu'en Grande-Bretagne et aux États-Unis.





# Olympus

## L'ordinateur à ADN est pour demain

Nobuhiko MORIMOTO
Chercheur senior, Division incubation de l'activité biomédicale
**Olympus - Client de BNP Paribas - Tokyo**



L'ADN a des propriétés étonnantes, pour la plupart insoupçonnées du grand public. Si le Terrien moyen sait à peu près que l'ADN est l'alphabet des gènes – qui donnent aux cellules les instructions nécessaires à leur bon fonctionnement –, bien peu d'entre nous savent qu'en utilisant les propriétés physico-chimiques de l'ADN les ordinateurs de demain auront des capacités de calcul et de mesures absolument gigantesques, applicables à l'analyse génétique. L'idée du groupe japonais – premier fabricant mondial d'endoscopes, même si le grand public ne connaît que ses appareils photos – est d'appliquer cette technologie à la recherche génétique. Un ordinateur à ADN permettant d'étudier et de soigner les gènes : la boucle est bouclée. "Cette technologie est applicable à la prochaine génération de systèmes de diagnostics, qui permettront d'établir des analyses très précises, très rapides et pour une dépense d'énergie bien plus faible qu'aujourd'hui." Un marché d'avenir, car maintenant que le génome humain est presque entièrement déchiffré, le temps est venu d'étudier les gènes en détail, notamment pour mettre au point de nouvelles thérapies. Le développement d'une première version d'ordinateur à ADN dédié à l'étude des gènes vient d'entrer en phase finale. Ainsi, il sera pratique courante, dans seulement quelques dizaines d'années, d'adapter les médicaments à chaque patient.





BNP Paribas Lisbonne


The complex transition from raw materials to final product.
Made possible by BNP Paribas, Energy and Commodities.


The complex transition from raw materials to final product.
Made possible by BNP Paribas, Energy and Commodities.

# Energy, Commodities, Export, Project (Ecep)

L'Ecep propose des financements qui vont du court terme au long terme, dans les domaines de l'énergie, des matières premières et des infrastructures, et plus particulièrement dans les pays émergents. Véritable plate-forme de produits et services intégrés, l'Ecep permet de couvrir l'ensemble des besoins de financement générés par les différentes phases du cycle d'exploitation.

En 2003, l'ensemble des activités de l'Ecep a progressé de manière satisfaisante, notamment les activités de financement de matières premières et d'énergie, malgré la forte dégradation de la parité euro/dollar.

- Le financement du négoce a bénéficié des prix élevés du pétrole tout au long de l'année et s'est illustré par une forte activité commerciale aux États-Unis et dans les secteurs des métaux, des softs et du charbon.

- Les financements structurés ont, quant à eux, assuré la croissance de leurs résultats en renforçant leur couverture géographique, notamment dans le domaine des softs en Amérique latine et par l'élargissement de

## BNP Paribas finance la production d'énergie éolienne

L'utilisation de l'énergie éolienne connaît un développement remarquable dans le monde depuis une dizaine d'années ; elle offre une alternative aux énergies classiques pour la production d'électricité et participe donc à la diversification de la ressource, en utilisant une énergie inépuisable et propre. BNP Paribas a ainsi financé cette année de nombreux projets d'éoliennes en Europe, notamment en Grèce, au Royaume-Uni et en Espagne, ainsi qu'aux États-Unis.

l'offre de produits structurés en Asie. Cette activité a été également étendue à l'Europe, et plus particulièrement en mer du Nord et aux pays de l'Est, grâce au développement de ses opérations de financement de réserves pétrolières.

## Global Trade Services, pour le financement du commerce international

Global Trade Services a consolidé sa place parmi les leaders mondiaux du métier Trade Finance, avec une place dominante sur le marché français. Cette performance est, en partie, due à la qualité des prestations de son réseau mondial de distribution de 65 Trade Centers.

L'année 2003 est marquée par le lancement avec succès, dans pas moins de 30 pays, de Connexis Trade, poste de travail Internet sécurisé permettant aux clients de gérer directement en mode électronique leurs opérations de commerce international à l'import comme à l'export et les garanties internationales. Environ 350 à 400 clients, tous produits confondus, ont souscrit à cette offre sur les cinq continents avec une demande plus marquée de la part du secteur de la distribution.

Une offre de Trade structurée par Internet couvrant les besoins induits par la Supply Chain Financing a été mise en place pour répondre aux problématiques de nos grands clients, tant en France qu'à l'étranger, en matière de gestion de postes clients, de stocks, et/ou de dettes fournisseurs.

- Les produits dérivés ont connu une croissance très soutenue de leur activité tout au long de l'année, du fait de la volatilité des marchés de l'énergie et des métaux, et d'un élargissement de l'offre de produits et services (ouverture d'un desk à Singapour).

Dans un marché toujours aussi concurrentiel, les financements export ont réussi à maintenir un très bon niveau d'activité en 2003. La stratégie de diversification vers des crédits multisources, combinée à un renforcement de la présence commerciale auprès des acheteurs, a permis à la banque de confirmer sa position de leader sur le marché français et de rebondir sur les marchés étrangers.

Enfin, en matière de financements de projets, en dehors des domaines traditionnels de l'énergie, la banque a été très présente dans le secteur des infrastructures, en Grande-Bretagne notamment. De nombreuses opérations de financement de projets d'infrastructures publiques (Private Finance Initiative), avec financement privé (Public Private Partnership), y ont été conclues. Les financements de projets se sont également diversifiés géographiquement avec l'implantation d'une équipe en Espagne et la pénétration des marchés de l'Europe de l'Est.






Genent
Genentech, In
PROCESS
PROCESS
PROCESS



# ch Inc.







**Thomas THOMAS**
Trésorier
Genentech - Client de BNP Paribas - North America, San Francisco

Le cancer demeure l'une des principales causes de mortalité en Occident et l'une des plus redoutées. Nécessitant le plus souvent des traitements longs, pénibles et traumatisants – comme la chimiothérapie –, il est l'un des domaines de recherche les plus stratégiques du XXI[e] siècle.
Le laboratoire américain Genentech est depuis plusieurs années à la pointe de la recherche contre le cancer, en développant "des thérapies nouvelles et ciblées qui améliorent le quotidien des patients souffrant de cancer et allongent leur espérance de vie". Genentech commercialise actuellement trois thérapies contre le cancer, et a entamé les derniers essais cliniques sur plusieurs autres produits. L'Avastin™ (bevacizumab), produit de Genentech homologué en février 2004 et utilisé pour le traitement du cancer du côlon, est un médicament qui interfère avec l'angiogenèse, c'est-à-dire le processus de vascularisation qui est critique au développement des tumeurs et métastases. L'Avastin est un nouveau mode de traitement : jusqu'ici, les thérapies étaient en effet ciblées sur l'activité des cellules cancéreuses et non sur les vaisseaux sanguins. L'angiogenèse pourrait être appliquée à d'autres formes de cancer. La société mène l'offensive en termes de développement de nouvelles *thérapies visant à améliorer la qualité de vie et l'espérance de vie* des patients atteints de cancer. Grâce à ces nouvelles approches



# Banque de Détail



## Banque de Détail en France

## Services Financiers et Banque de Détail à l'International

# Institut Pasteur

## Un programme novateur contre les infections nosocomiales



**Christophe d'ENFERT**
Chef de l'Unité postulante Biologie et Pathogénicité fongiques - Responsable du programme
Institut Pasteur - Client de BNP Paribas - Paris Montparnasse

Il s'appelle *Candida albicans*, c'est un champignon microscopique et depuis près de trois ans, il est dans le collimateur des chercheurs de l'Institut Pasteur. La raison ? Cette levure que l'être humain héberge naturellement dans ses systèmes digestif et urinaire, figure en bonne place parmi les agents responsables d'infections nosocomiales – ces maladies que l'on attrape à l'hôpital et qui peuvent entraîner la mort du patient. Cette place, *Candida albicans* la doit sans doute en partie à sa capacité à proliférer en colonies (appelées biofilms) sur des structures inertes, comme des cathéters ou des prothèses, et à devenir ainsi très résistante aux traitements antifongiques. Pour parvenir un jour à neutraliser ce champignon, l'Institut Pasteur a développé un programme novateur sur de nombreux points "à la fois dans les approches retenues et dans la thématique abordée".
Outre la combinaison des recherches complémentaires de trois groupes au sein de l'Institut Pasteur, le programme se caractérise par l'utilisation de la génomique (l'étude à grande échelle des gènes et de leurs fonctions) et une nouvelle approche dans l'étude des champignons. "Avant, on regardait dans un milieu de culture chaque bactérie ou chaque champignon se développant indépendamment des autres." À l'Institut Pasteur et dans d'autres centres de recherche dans le monde, on pense désormais qu'il est plus pertinent d'observer la communauté microbienne dans son ensemble (le fameux biofilm). Enfin, le programme bénéficie de la coopération de neuf équipes européennes, "importante à la fois pour acquérir des techniques nouvelles et pour avoir accès plus rapidement à l'information". Avec toujours, pour horizon, une thérapie. "Même si l'étude des biofilms est délicate, on peut envisager, dans les années qui viennent, des retombées en termes d'applications. Et là, nous aurons gagné."


– Paris

# Banque de Détail en France



La Banque de Détail en France a dégagé en 2003 de très bons résultats, tout en s'attachant à accroître la satisfaction de ses clients.

La forte dynamique de conquête s'est poursuivie.

La Banque de Détail Multicanal, les Centres Banque Privée et les nouveaux Centres d'Affaires Entreprises ont permis de mieux répondre aux attentes des clients, en développant notamment les synergies avec les autres pôles de BNP Paribas.

# La clientèle des particuliers

Le déploiement de la Banque de Détail Multicanal s'est achevé début 2003. Ses principales composantes – poste de travail des conseillers en agence, Centre de Relations Clients, et portail bnpparibas.net – ont permis de multiplier et densifier les contacts avec nos clients et d'améliorer le service qui leur est offert. Ce nouveau dispositif a contribué au fait d'atteindre un très bon niveau de résultats commerciaux.

## La monétique

Avec la carte Visa Infinite, BNP Paribas a innové en 2003 en lançant une offre de services dédiée à sa clientèle haut de gamme. Cette offre a rencontré un grand succès, avec près de 10 000 cartes vendues. Cette initiative s'inscrit naturellement dans la stratégie de BNP Paribas, intervenant de premier plan dans le domaine de la Banque Privée.

La carte Visa Infinite est destinée à répondre aux attentes de cette clientèle exigeante recherchant des services lui assurant à la fois gain de temps et confort d'utilisation.

Au-delà d'une solution de paiement très haut de gamme, Visa Infinite propose une offre de services sur mesure, disponible 7 jours sur 7 et 24 heures sur 24 grâce à une plate-forme téléphonique de grande qualité. Cette offre inclut notamment un accès prioritaire à la réservation de moyens de transports (taxis, loueurs de voiture), l'organisation clés en main de voyages et déplacements, ainsi que toute une palette en matière de spectacles et loisirs.



BNP PARIBAS
présente
un Amour de Crédit
3,85%* UN JOLI TAUX POUR MIEUX VIVRE
La banque d'un monde qui change
BNP PARIBAS




BNP PARIBAS
présente
un Amour de Crédit 2
3,95%* UN JOLI TAUX POUR PROFITER DES SOLDES
www.bnpparibas.com
La banque d'un monde qui change
BNP PARIBAS


Il existe une vie active
après la vie active
Les habits du dimanche
de mon papy Jean-Jacques
www.retraite.bnpparibas.com
La banque d'un monde qui change
BNP PARIBAS

## Accélération de la dynamique de conquête

En 2003, la Banque de Détail en France a encore progressé dans le domaine de la conquête. Son parc de comptes de particuliers s'est accru de 120 100 contre 104 000 en 2002.

Accroissement du nombre de comptes
à vue de particuliers


+ 64 000
+ 72 700
+ 97 000*
+ 104 000
+ 120 100
1999
2000
2001
2002
2003

* Auxquels se sont rajoutés 30 000 clients nouveaux en provenance du réseau du Trésor.

Ces bons résultats sont notamment le fruit des actions menées auprès de la clientèle des jeunes :

- Lancement fin 2002 de l'offre Weezbee, le compte rémunéré à 4 % accessible dès la naissance ;
- Lancement en septembre 2003 de Spunky, l'offre destinée à faciliter l'entrée des jeunes dans la vie active ;
- Signature de partenariats avec des acteurs bien implantés auprès de cette population,


Il existe une vie active
après la vie active
Le cabas d'Evelyne, ma mamie
www.retraite.bnpparibas.com
La banque d'un monde qui change
BNP PARIBAS

## Forte progression de la distribution de crédits

Le rythme des entrées en relation a également été fermement soutenu par la distribution de crédits à l'habitat, où BNP Paribas a été très présent. La production a atteint 9,4 milliards d'euros, et ce pour près de 110 000 prêts. Dans un contexte de concurrence exacerbée, BDDF a ainsi accru sa part de marché dans l'encours de crédits à l'habitat aux particuliers à 7,30 % fin octobre 2003.

Impulsée par de fortes campagnes de communication promotionnelle (Crédit Power et Un amour de crédit), la production de crédits à la consommation amortissables a atteint 2,25 milliards d'euros, en progression de 25 % par rapport à 2002.

Cette production a permis de faire passer la part de marché de BDDF sur ce type de crédits aux particuliers de 8,70 % à fin décembre 2002 à 9,29 % à fin octobre 2003.


BNP PARIBAS
présente
Zanzibar
à la découverte du précieux placement
FCP GARANTI A L'ECHEANCE*
www.bnpparibas.com
La banque d'un monde qui change
BNP PARIBAS


BNP PARIBAS PRÉSENTE
GULF
STREAM II
"Pour traverser la vie,
il faut se laisser porter par le bon courant."
UN FONDS À GESTION ACTIVE & GARANTI À L'ÉCHÉANCE
BNP PARIBAS


BNP PARIBAS PRESENTE
Volluto
IL ETAIT UNE FOIS UNE STAR DES PLACEMENTS
FCP GARANTI A L'ECHEANCE*
La banque d'un monde qui change
BNP PARIBAS

## Une collecte d'épargne soutenue

La progression de l'épargne de bilan des ménages, supérieure au marché, est notamment caractérisée par une évolution de + 18,3 % sur les comptes d'épargne.

Après la réussite de K2 en 2002, BDDF a innové en 2003 avec Z2, couplant cette fois-ci un compte d'épargne avec un fonds garanti. Le succès a été au rendez-vous avec 960 millions d'euros collectés en seulement 6 semaines.

La part de marché de BDDF s'est à nouveau améliorée sur les OPCVM moyen long terme avec en particulier une forte progression sur les fonds garantis. Nos offres Gulf Stream 2, Speeder ou encore Volluto ont en effet remporté de grands succès dans un environnement financier incertain.

Elles ont contribué à la progression de 12 % de notre chiffre d'affaires assurance-vie et au maintien d'une proportion importante d'unités de compte dans cette collecte, nettement supérieure à celle du marché.



# Du Jura à Madagascar

## Un bel exemple de solidarité









**Marcel GRÉGOIRE**
Agriculteur retraité, membre du Rotary Club d'Arbois-Poligny-Salins
Client de BNP Paribas - Lons-le-Saunier

"Arrivé à la retraite, je me suis dit : j'ai soixante ans, les enfants sont élevés, si je peux donner dix ans de ma vie aux autres, je serai content." Marcel Grégoire n'est pas homme à ne pas tenir ses promesses. Sa décision, au soir d'une vie professionnelle bien remplie de paysan jurassien, a pris corps bien loin de chez lui : au Burkina, au Bénin et, surtout, à Madagascar. C'est là, à Antsirabé, une ville située à 170 km au sud de la capitale Antananarivo, que ce membre actif du Rotary Club a transmis, bénévolement bien sûr, son savoir. Ou plutôt ses savoirs. Car Marcel, faisant fi de conditions parfois difficiles – "des missions à la dure, où l'on doit souvent se passer d'eau et d'électricité" –, a tout fait : construire une étable et une maison pour un vacher, installer des cultures maraîchères, mettre en place un verger… Et surtout, former les éleveurs en puissance et les travailleurs de la terre de la Grande Ile, pour ne pas que ses précieux conseils s'envolent sur les Hautes Terres malgaches. Le tout réalisé au profit d'un centre de protection d'enfants en situation difficile, en collaboration avec l'association française Amadea. Et malgré déjà cinq voyages à Madagascar au compteur, Marcel Grégoire n'a pas l'intention de ranger ses outils. Et pour cause : "Quand je suis revenu, six mois après la construction de la maison, qu'est-ce que j'étais fier ! Il faut voir comment elle était aménagée, cette maison ! Ma femme, malgré sa peur de l'avion, va m'accompagner la prochaine fois pour la voir."

# La clientèle des entrepreneurs et professionnels libéraux


BNP PARIBAS PRÉSENTE
OPÉRATION CRÉDIT
OFFRE ENTREPRENEURS : SUBITO
Un crédit supersonique débloqué en temps record
La banque d'un monde qui change
BNP PARIBAS


BNP PARIBAS PRÉSENTE
OPÉRATION CRÉDIT
NOM DE CODE CRÉDIT SILO
OFFRE ENTREPRENEURS
La puissance à tout moment d'une réserve d'argent
3,85%
La banque d'un monde qui change
BNP PARIBAS

## Un projet de développement commercial

L'approche des clients chefs d'entreprise individuelle ou d'entreprise de petite taille et professionnels libéraux a été rassemblée au sein des groupes d'agences sous la responsabilité d'un manager commercial unique appuyé d'experts (crédit, flux et moyens de paiement...) pour gagner en réactivité et en rapidité.

L'objectif est d'accroître notre fonds de commerce et d'intensifier les relations avec cette clientèle dynamique. L'accent est mis sur la prospection, une démarche active de distribution de crédits et la recherche de relations à titre privé et professionnel.

## Des premiers résultats prometteurs

À fin 2003, la moitié de nos groupes d'agences ont adopté cette nouvelle organisation commerciale.
Les premiers résultats sont prometteurs avec notamment une progression de notre production de crédits d'investissement de 24 % par rapport à 2002.

# La clientèle des entreprises

## Le Service Assistance Entreprises (SAE)

Basé dans la Grande Arche de la Défense à Paris, le Service Assistance Entreprises (SAE) est une offre d'un genre nouveau dans le paysage bancaire français. Cette équipe de professionnels répond par téléphone ou mails, en toute confidentialité grâce à un code personnel d'accès, aux questions posées par les clients entreprises de BNP Paribas en France pour tout ce qui concerne la gestion courante de leurs comptes au quotidien, de leurs moyens de paiement, de la comptabilisation des écritures... Point d'entrée unique, le SAE a pour vocation de simplifier les relations entre BNP Paribas et ses clients et d'améliorer toujours davantage la qualité des services proposés.



## 2003 : une nouvelle approche des entreprises

L'évolution vers une plus grande spécialisation des besoins de nos clients et la volonté de positionner BNP Paribas comme leader sur le marché des entreprises, en tirant parti de la richesse de l'offre de l'ensemble du groupe, ont conduit BDDF à différencier les approches commerciales en fonction des segments de ce marché. Un nouveau dispositif spécialisé est ainsi en cours de mise en place :

- des Centres d'Affaires, dont le management et les équipes commerciales sont exclusivement dédiés à la clientèle des entreprises, couvrent progressivement l'ensemble du territoire (17 fin 2003, 26 en 2004) ;
- des responsables de haut niveau sont exclusivement affectés au suivi des plus grands clients ;
- un service d'assistance professionnalisé apportant des réponses à toutes les questions d'après-vente prend en charge les clients entreprises au fur et à mesure de l'ouverture des Centres d'Affaires ;
- une communication institutionnelle mettant en relief l'expertise de BNP Paribas Entreprises au cœur des projets de nos clients accompagne également ce déploiement.

## Les Trade Centers en France et les salles de marchés régionales

BNP Paribas GTS, acteur mondial de tout premier plan en Trade Finance, a consolidé en 2003 sa place de leader sur le marché français tant pour les crédits documentaires import et export que pour les garanties internationales. En France, nos bons résultats commerciaux dans un contexte économique difficile s'expliquent par le professionnalisme des 40 commerciaux des 10 Trade Centers, la force du réseau mondial des 65 Trade Centers ainsi que l'enrichissement constant de la gamme des produits et services proposés en matière de Trade Finance.

## Les responsables de Grandes Relations

**Leur mission**

Chaque responsable de Grandes Relations est en charge de la relation globale avec une vingtaine de clients entreprises de premier plan de BDDF.
Banquier confirmé, il dispose, de par son expérience, d'une connaissance exhaustive des produits et services de la banque. Il travaille en étroite collaboration avec les Centres d'Affaires, le Réseau International et les spécialistes métiers pour proposer à ses clients des solutions sur mesure dans des domaines aussi variés que les financements bancaires et par appel aux marchés, le commerce international, la croissance externe, la couverture des risques de taux/change, les placements de trésorerie ou l'immobilier.

**L'intérêt pour les clients**

Les grands clients de BDDF bénéficient d'un suivi globalisé placé sous la responsabilité d'un interlocuteur unique de haut niveau. Grâce à sa vision des enjeux de l'entreprise et à la connaissance de ses clients, le responsable des Grandes Relations est en mesure d'apporter des réponses intégrant l'ensemble des problématiques du client. Localisés dans les directions régionales et en liaison permanente avec la Direction Générale de la banque, les RGR bénéficient de la meilleure proximité géographique avec leurs clients pour assurer une relation plus étroite et plus efficace.


"Il y a toujours une solution"
Le Directeur de votre agence est à votre écoute

L'année 2003 a été marquée par le lancement réussi de Connexis Trade, portail Internet sécurisé permettant aux clients de gérer directement en mode électronique leurs opérations de commerce international. Plus de 200 entreprises françaises ont aujourd'hui souscrit à ce service, et plus particulièrement dans le secteur de la grande distribution. Ainsi, Carrefour, deuxième détaillant au monde, a confié à notre groupe le mandat de gestion mondiale de ses crédits documentaires import.
Les 7 salles de marchés régionales du pôle BDDF et leurs 35 opérateurs spécialistes de marchés offrent aux entreprises et aux institutions françaises des solutions de couverture de taux, de change et de placements parfaitement adaptées à leurs besoins.

En 2003, les résultats en matière de produits dérivés ont connu des taux de progression supérieurs à 50 % grâce à la conquête de nouveaux clients et la vente de nouveaux produits comme Flexiterme, solution de couverture flexible du risque de change.
L'activité placements a également connu un fort développement avec la commercialisation de fonds structurés à capital garanti.
La couverture des clients sur l'ensemble de ces produits sera encore renforcée prochainement grâce aux liens étroits établis entre les Centres d'Affaires et les salles de marchés régionales.

## BNP Paribas Cash Management

BNP Paribas offre aux entreprises de toutes tailles des solutions domestiques et internationales pour la gestion de leurs paiements et de leurs encaissements et pour l'optimisation de leur trésorerie. Avec plus de 500 spécialistes dans le monde, le cash-management constitue une activité stratégique pour BNP Paribas, leader du marché français et un des leaders en Europe dans ce domaine.

Dans le cadre d'une stratégie centrée sur les besoins de ses clients, BNP Paribas met l'accent sur la qualité, avec des services d'accompagnement certifiés ISO :

- mise en place de solutions sur mesure au sein des entreprises clientes par une équipe de gestion de projet dédiée à l'ingénierie et l'implémentation ;
- suivi personnalisé et proactif des flux, avec le Cash Customer Service, qui constitue un point d'entrée unique pour 250 grands clients aux besoins spécifiques.

Par ailleurs, une politique de partenariat avec d'autres banques de réseau en Europe et aux États-Unis donne aux clients de BNP Paribas Cash Management accès à un réseau combiné de 12 000 agences dans le monde.

À la recherche permanente d'innovations, BNP Paribas est pionnier avec son client Arcelor, leader mondial de l'acier, dans le développement de SwiftNet, un service ouvrant le réseau de communication bancaire Swift aux grandes entreprises internationales.

## L'offre des produits et services de l'ensemble du groupe

BNP Paribas développe son action commerciale auprès des entreprises et des institutions en impliquant les compétences de l'ensemble des métiers du groupe : Banque Privée, Services Financiers, Banque de Financement et d'Investissement, Gestion d'Actifs...
En 2003, de beaux succès ont été obtenus dans la vente de produits de couverture de taux et de change, dans les financements structurés, dans les opérations haut de bilan, dans les financements spécialisés (leasing, affacturage), dans le cash-management et dans les placements innovants. Ces succès s'appuient sur la mise en œuvre d'une méthode marketing de ciblage des opportunités commerciales qui permet de mobiliser de façon coordonnée les équipes commerciales des Centres d'Affaires et des métiers spécialisés au profit de la clientèle.

## Organisation après vente

Conformément aux prévisions, les back-offices du réseau sont progressivement regroupés au sein d'Agences de production et d'appui commercial (APAC).
Au 31 décembre 2003, 38 agences de production et d'appui commercial dépendant de 10 Groupes de production et d'appui commercial (GPAC) étaient créées et regroupaient près de 3 000 collaborateurs.
En 2004, il est prévu de finaliser le nouveau dispositif par la création et la montée en charge de près de 30 APAC.

Parallèlement à cette réorganisation des back-offices, la révision de l'ensemble des procédures a été poursuivie, permettant de les optimiser et de les homogénéiser.
Les économies attendues de cette importante évolution du dispositif de production et d'appui commercial sont dégagées à hauteur et au rythme initialement prévus.




BNP PARIBAS

**Didier PINEAU**
Président-Directeur Général
Europlasma - Client de BNP Paribas - Bordeaux

Que l'on se rassure, il n'est pas question de transformer les centres de transfusion sanguine en usine de traitement des déchets, car ce plasma n'a rien à voir avec le sang. Peu connu du grand public, le plasma utilisé par les soixante-dix salariés de cette société bordelaise est "un gaz présentant une très forte densité énergétique et des températures pouvant aller jusqu'à plusieurs dizaines de milliers de degrés". Le soleil ou la foudre ne sont rien d'autre que du plasma, et ce dernier, selon les scientifiques, composerait la quasi-totalité de l'univers. Sur Terre, son utilisation ouvre de formidables perspectives... Car les températures exceptionnellement élevées produites par les torches à plasma, initialement conçues par EADS à des fins spatiales et militaires, "ont la faculté de fondre et de transformer en verre les déchets les plus toxiques". C'est ce qu'on appelle, chez Europlasma, la "vitrification". La société a déjà équipé sept installations industrielles dans le monde, pour des collectivités locales ou des constructeurs d'incinérateurs. Elle rend totalement inertes les résidus d'incinération d'ordures ménagères (cendres volantes et mâchefers), détruit totalement l'amiante et traite les déchets faiblement radioactifs. Plusieurs développements en cours ont permis de traiter les boues séchées des stations d'épuration ou les terres polluées au pyralène : de nouvelles ouvertures commerciales en perspective.



# Euro plasma

## Du plasma pour détruire les déchets ultimes...





# Compte de résultat consolidé

| En millions d'euros | 2003 | 2002 | 2001 |
|---|---|---|---|
| *Intérêts et produits assimilés* | *27 174* | *31 606* | *39 303* |
| *Intérêts et charges assimilés* | *(20 663)* | *(26 222)* | *(35 327)* |
| Net des intérêts et produits assimilés (note 29) | 6 511 | 5 384 | 3 976 |
| Revenus des titres à revenu variable (note 32) | 283 | 323 | 564 |
| *Commissions (produits)* | *6 319* | *6 160* | *6 413* |
| *Commissions (charges)* | *(2 026)* | *(1 982)* | *(2 029)* |
| Net des commissions (note 33) | 4 293 | 4 178 | 4 384 |
| Gains nets sur opérations liées aux portefeuilles de négociation | 4 407 | 4 687 | 6 296 |
| Gains nets sur opérations liées aux portefeuilles de placement et assimilés | 190 | 139 | 223 |
| *Autres produits d'exploitation bancaire* | *970* | *1 134* | *1 097* |
| *Autres charges d'exploitation bancaire* | *(880)* | *(911)* | *(766)* |
| Net des autres produits et charges d'exploitation bancaire | 90 | 223 | 331 |
| Marge technique et financière des entreprises d'assurance (note 34) | 1 658 | 1 440 | 1 308 |
| Produits nets des autres activités | 503 | 419 | 368 |
| **Produit net bancaire (note 39)** | **17 935** | **16 793** | **17 450** |
| Charges générales d'exploitation : | | | |
| Frais de personnel (note 35) | (6 763) | (6 445) | (6 467) |
| Autres frais administratifs | (3 764) | (3 892) | (3 889) |
| Total des charges générales d'exploitation | (10 527) | (10 337) | (10 356) |
| Dotation aux amortissements et provisions sur immobilisations incorporelles et corporelles | (758) | (618) | (577) |
| **Résultat brut d'exploitation (note 39)** | **6 650** | **5 838** | **6 517** |
| Coût du risque (note 8) | (1 361) | (1 470) | (1 312) |
| **Résultat d'exploitation (note 39)** | **5 289** | **4 368** | **5 205** |
| Quote-part dans le résultat d'entreprises mises en équivalence (note 9) | 131 | 80 | 228 |
| Gains nets sur actifs immobilisés (note 37) | 912 | 903 | 1 125 |
| **Résultat courant avant impôt** | **6 332** | **5 351** | **6 558** |
| Résultat exceptionnel (note 38) | (494) | (174) | (165) |
| Impôts sur les bénéfices (note 40) | (1 481) | (1 175) | (1 817) |
| Dotations aux amortissements des écarts d'acquisition | (399) | (366) | (188) |
| Reprise nette aux fonds pour risques bancaires généraux | 147 | 2 | 27 |
| Intérêts minoritaires | (344) | (343) | (397) |
| **Résultat net, part du groupe** | **3 761** | **3 295** | **4 018** |
| **Résultat net, part du groupe, par action en euros [(1)]** | **4,31** | **3,78** | **4,64** |
| **Résultat dilué par action [(2)]** | **4,28** | **3,74** | **4,58** |

*(1) Après division par deux de la valeur nominale des actions.*

*(2) En application du règlement n° 99-07 du Comité de la Réglementation Comptable, le résultat par action est également présenté sur une base diluée, et calculé conformément à l'avis de l'Ordre des Experts-Comptables n° 27. La méthode retenue pour déterminer le résultat dilué par action est compatible avec la norme internationale IAS 33 relative au résultat par action. Le résultat dilué par action correspond au résultat net de l'exercice, part du groupe, divisé par le nombre moyen pondéré d'actions qui est ajusté de l'impact maximal de la conversion des instruments dilutifs en actions ordinaires. Il est tenu compte des options de souscription d'actions dans le calcul du résultat dilué par action, selon la "méthode du rachat d'actions" prévue par la norme IAS 33.*



# PASSIF

| En millions d'euros, au 31 décembre | 2003 | 2002 | 2001 |
|---|---|---|---|
| **Opérations interbancaires et assimilées (note 14) :** | | | |
| Banques centrales, CCP | 60 | 159 | 202 |
| Dettes envers les établissements de crédit | 191 194 | 177 746 | 220 094 |
| **Total des opérations interbancaires et assimilées** | **191 254** | **177 905** | **220 296** |
| **Opérations avec la clientèle (note 15)** | **210 621** | **195 569** | **216 096** |
| **Dettes représentées par un titre :** | | | |
| Bons de caisse (note 15) | 4 933 | 6 708 | 6 771 |
| Titres du marché interbancaire (note 14) | 1 025 | 1 025 | 1 670 |
| Titres de créances négociables (note 15) | 67 014 | 64 913 | 63 575 |
| Emprunts obligataires (note 16) | 9 952 | 11 260 | 15 780 |
| Autres dettes représentées par un titre | 177 | 151 | 67 |
| **Total des dettes représentées par un titre** | **83 101** | **84 057** | **87 863** |
| **Provisions techniques des entreprises d'assurance (note 17)** | **61 808** | **56 526** | **55 205** |
| **Comptes de régularisation et passifs divers (note 18)** | **184 820** | **145 836** | **199 224** |
| **Écarts d'acquisition (note 12)** | **18** | **22** | **25** |
| **Provisions pour risques et charges (note 19)** | **4 045** | **4 144** | **4 853** |
| **Dettes subordonnées (note 20)** | **13 226** | **14 283** | **13 038** |
| **Fonds pour risques bancaires généraux (note 21)** | **843** | **997** | **1 007** |
| **Intérêts minoritaires (note 22)** | **5 019** | **4 535** | **3 079** |
| **Capitaux propres, part du groupe (note 22) :** | | | |
| Capital souscrit | 1 806 | 1 790 | 1 772 |
| Primes d'émission et d'apport | 11 017 | 10 804 | 10 476 |
| Réserves consolidées et assimilées | 11 737 | 10 556 | 8 344 |
| Résultat de l'exercice | 3 761 | 3 295 | 4 018 |
| **Total des capitaux propres, part du groupe** | **28 321** | **26 445** | **24 610** |
| **Total du passif** | **783 076** | **710 319** | **825 296** |
| **HORS BILAN** | | | |
| Engagements de financement reçus (note 23) | 43 976 | 21 536 | 22 355 |
| Engagements de garantie reçus (note 23) | 42 951 | 43 824 | 42 276 |
| Engagements relatifs à des titres à recevoir (note 23) | 7 852 | 15 037 | 11 090 |
| Engagements reçus liés à l'activité d'assurance | 2 801 | 2 065 | 2 345 |

# Bilan consolidé du groupe BNP Paribas

## ACTIF

| En millions d'euros, au 31 décembre | 2003 | 2002 | 2001 |
|---|---|---|---|
| **Opérations interbancaires et assimilées (note 3) :** | | | |
| Caisse, banques centrales, CCP | 5 287 | 9 884 | 3 489 |
| Effets publics et valeurs assimilées (note 5) | 106 671 | 83 990 | 81 462 |
| Créances sur les établissements de crédit | 162 950 | 146 512 | 186 623 |
| **Total des opérations interbancaires et assimilées** | **274 908** | **240 386** | **271 574** |
| **Opérations avec la clientèle (note 4) :** | | | |
| Créances sur la clientèle | 201 611 | 204 719 | 214 819 |
| Opérations de crédit-bail et opérations assimilées | 20 362 | 20 622 | 20 088 |
| **Total des opérations avec la clientèle** | **221 973** | **225 341** | **234 907** |
| **Obligations et autres titres à revenu fixe (note 5)** | **55 005** | **41 964** | **56 062** |
| **Actions et autres titres à revenu variable (note 5)** | **52 506** | **22 616** | **42 497** |
| **Placements des entreprises d'assurance (note 6)** | **62 275** | **57 154** | **56 210** |
| **Participations, parts dans les entreprises liées non consolidées et autres titres détenus à long terme (note 7) :** | | | |
| Participations et parts dans les entreprises liées | 2 160 | 5 872 | 3 027 |
| Autres titres détenus à long terme | 4 612 | 5 407 | 5 746 |
| **Total des participations, parts dans les entreprises liées non consolidées et autres titres détenus à long terme** | **6 772** | **11 279** | **8 773** |
| **Participations et parts dans les entreprises liées mises en équivalence :** | | | |
| Financières | 1 436 | 1 557 | 1 507 |
| Non financières | 195 | 238 | 376 |
| **Total des participations et parts dans les entreprises liées mises en équivalence (note 9)** | **1 631** | **1 795** | **1 883** |
| **Immobilisations incorporelles et corporelles (note 11)** | **9 008** | **8 640** | **7 514** |
| **Écarts d'acquisition (note 12)** | **5 578** | **6 547** | **4 489** |
| **Comptes de régularisation et actifs divers (note 13)** | **93 420** | **94 597** | **141 387** |
| **Total de l'actif** | **783 076** | **710 319** | **825 296** |
| **HORS BILAN** | | | |
| Engagements de financement donnés (note 23) | 156 287 | 140 398 | 132 929 |
| Engagements de garantie donnés (note 23) | 56 865 | 60 226 | 79 943 |
| Engagements relatifs à des titres à livrer (note 23) | 7 389 | 7 960 | 9 216 |
| Engagements donnés liés à l'activité d'assurance | 1 297 | 914 | 668 |
| Opérations sur instruments financiers à terme (note 24) | 18 356 809 | 13 959 842 | 10 921 962 |



# ÉTATS FINANCIERS CONSOLIDÉS





suite de visites de risques sur les sites les plus importants). La prime globale pour la France est de l'ordre de 1 300 000 euros pour une couverture globale de 190 millions ;
- de fraude ou de malveillance (détournement, escroquerie, abus de confiance, etc) ;
- de responsabilité civile professionnelle (en cas de dommages corporels, matériels ou immatériels causés à des tiers, etc.) ;
- de pertes d'exploitation (perte de PNB ou de CA, frais supplémentaires d'exploitation et additionnels, etc.) ;
- de vols de valeurs dans les locaux ainsi que dans les salles fortes ;
- de responsabilité de ses mandataires sociaux (en cas d'erreurs ou d'omissions, etc.) ;
- de responsabilité civile exploitation (en cas de dommages corporels, matériels ou immatériels causés à des tiers, etc.).

L'ensemble de ces garanties ont été souscrites en tenant compte de la sinistralité connue de la société, de celle constatée sur le marché et des capacités du marché mondial de l'assurance.

Certaines entités peuvent également souscrire localement leurs assurances au niveau de leur franchise, pour des garanties particulières bénéficiant à des activités spécifiques ou en cas d'impossibilité de trouver des couvertures adéquates aux besoins sur le marché français.

Les conditions de marché défavorables aux assurés, à la suite d'une année 2002 déjà difficile, ont perduré en 2003 - sur un plan général - tant au niveau des réductions, voire des disparitions de capacité sur certains marchés, que de la multiplication des causes d'exclusions ou, enfin, des élévations de franchise. Elles n'ont pas eu d'incidence notable sur la qualité des polices souscrites mais elles ont entraîné certains surcoûts de police, dans des proportions cependant limitées.

## NANTISSEMENTS D'ACTIFS

Les actifs donnés en nantissement ne représentent pas des montants significatifs à l'échelle du groupe et consistent essentiellement en actifs de la filiale cotée Klépierre. Pour plus de renseignement, se reporter aux informations financières publiées par Klépierre.

## LITIGES

Les litiges en cours au 31 décembre 2003 font l'objet de provisions adéquates et ne présentent pas d'incidence significative sur la situation financière du groupe.

## SITUATION DE DÉPENDANCE

BNP Paribas n'est dépendant d'aucun brevet ou licence ni d'aucun contrat d'approvisionnement industriel, commercial ou financier.

## FAITS EXCEPTIONNELS

Au 31 décembre 2003, il n'existe aucun fait exceptionnel ni aucune affaire contentieuse susceptibles d'avoir une incidence significative sur les résultats, la situation financière et l'activité du groupe BNP Paribas.



**Le risque de taux structurel de BNP Paribas est également mesuré dans une logique de continuité de l'activité en intégrant l'évolution dynamique du bilan.** En effet, du fait de l'existence de corrélations partielles ou nulles entre les taux clientèle et les taux de marché et d'une sensibilité des volumes due en particulier aux options comportementales, le renouvellement du bilan engendre une sensibilité structurelle des revenus aux variations de taux.

Enfin, **un indicateur spécifique aux risques de nature optionnelle est analysé,** afin d'affiner les stratégies de couverture.

Ces trois indicateurs sont présentés tous les mois au Comité GAP / Banque Commerciale, et servent ainsi de base aux décisions de couvertures, fonctions de la nature des risques.

**La gestion du risque de taux global est encadrée par deux limites,** suivies tous les mois et révisées tous les ans par le Comité GAP / Banque Commerciale.

**La limite principale porte sur la sensibilité des revenus** de la Banque Commerciale en France, y compris les opérations de couvertures réalisées par la Gestion Actif-Passif, à une variation instantanée et parallèle de la courbe des taux de ± 100 pb. Cette limite est établie en fonction du PNB annuel, ce qui permet d'encadrer l'incertitude sur le PNB futur liée aux évolutions de taux d'intérêt. Tout au long de l'année 2003, la sensibilité des revenus a été sensiblement inférieure à la limite fixée par le Comité GAP.

**La seconde limite porte sur les impasses de taux** et est fixée en pourcentage des ressources clientèle. Ce pourcentage est une fonction décroissante de l'horizon de gestion. Cette limite permet d'encadrer le risque sur les échéances à moyen et long terme.

Ces deux types de limite sont également utilisés pour encadrer le risque de taux des filiales ayant une activité de Banque de Détail.

Au cours de l'année, la Direction des Risques de Marché a poursuivi son contrôle des risques liés à l'utilisation par la Gestion Actif-Passif de modèles, en particulier comportementaux. Les conclusions de ces contrôles sont présentées tous les trimestres dans un comité ad hoc.

**◦ Gestion du risque de change**

La Gestion Actif-Passif est chargée de couvrir, d'une part, les positions liées aux résultats en devises des activités bookées à Paris et, d'autre part, les positions liées aux résultats en devises des filiales et succursales étrangères. Les trésoreries locales des sites étrangers gèrent le risque de change généré par les résultats en devises tierces.

Par ailleurs, les positions liées aux provisions risques pays et risques spécifiques et les positions résultant des investissements en devises du groupe sont gérées de manière centralisée par la Gestion Actif-Passif. La position de change structurelle du groupe résulte, pour l'essentiel, des dotations et titres de participations en monnaies étrangères financés par achat de la devise. La politique du groupe consiste en général à emprunter la devise d'investissement de façon à l'immuniser contre le risque de change. Toutefois, pour la plupart des devises à marché étroit, le financement est réalisé par achat.

## RISQUE DE GESTION D'ACTIFS

Les sociétés de gestion sont soumises, dans leur pays d'origine, aux réglementations applicables au service d'investissement spécifique qu'est la gestion de portefeuille pour compte de tiers. À ce titre, ces sociétés et leurs activités sont placées sous la tutelle d'un régulateur.
L'activité essentielle que représente la création et la gestion d'OPCVM est très encadrée, du fait, le plus souvent, d'un agrément préalable du montage des fonds par l'autorité de tutelle et du contrôle de leur fonctionnement par un Commissaire aux comptes, voire un dépositaire.
Dans l'exercice de leurs activités, les sociétés de gestion veillent au respect de l'intégrité des marchés et au respect de la primauté des intérêts des clients.

## ASSURANCES

La couverture des risques du groupe BNP Paribas par les grands acteurs du marché de l'assurance est réalisée dans la double perspective de protéger efficacement son bilan et son compte de résultat.
Elle repose sur la souscription de polices d'assurances permettant de remédier aux éventuelles atteintes significatives résultant de fraudes, de dommages ou de mise en cause de sa responsabilité ou de celles de ses collaborateurs.
Ainsi, afin d'optimiser ses coûts d'assurance et d'avoir une bonne maîtrise des risques, le groupe BNP Paribas conserve dans ses comptes un certain nombre de risques, dont la connaissance de la fréquence et de l'impact financier permet une bonne visibilité sur les coûts. En complément, le groupe souscrit des contrats portant sur les risques :

- de dommages aux biens ainsi que de leur contenu (incendie, explosion, etc.) en tenant compte de leur valeur de remplacement (validé par ailleurs par nos assureurs à la



◦ **La gestion de bilan**

La Direction de la Gestion Actif-Passif et de la Trésorerie (GAP Trésorerie) est supervisée par deux comités, présidés chacun par un Directeur Général Délégué :

- un Comité GAP Trésorerie / Banque Commerciale, responsable des décisions relatives aux principes d'adossement du bilan de la banque commerciale et à la gestion des risques de taux qui lui sont associés ;
- un Comité GAP Trésorerie / Banque d'Investissement, responsable de la définition de la politique de financement et de gestion de la liquidité du groupe, de la gestion des fonds propres et du risque de change structurel, du suivi des risques de marché de la Trésorerie.

◦ **Gestion de la liquidité**

L'ensemble des besoins en cash du groupe est centralisé au GAP Trésorerie. La Trésorerie est responsable du refinancement interbancaire et des émissions à moins d'un an (certificats de dépôt, commercial paper ...). La Gestion Actif-Passif est en charge des programmes d'émission senior et subordonnée (MTN, obligations, dépôts MLT...), de la titrisation des créances des pôles de la Banque de Détail et des émissions d'actions de préférence.

La politique de diversification des sources et des instruments de financement a été poursuivie et intensifiée au cours de l'année 2003.

Le montant total des émissions senior pour l'année 2003 atteint 14,7 milliards d'euros, ce qui représente une augmentation de 56 % par rapport à 2002. Si l'on exclut les émissions assorties d'une clause de remboursement anticipé à l'initiative de l'émetteur, le montant des émissions senior à plus d'un an s'élève à 6,5 milliards d'euros, soit 19 % de plus que l'année précédente.

Les émissions subordonnées représentent un montant de 0,9 milliard d'euros. Une émission de MTN a été réalisée aux États-Unis pour 750 millions de dollars et placée sous forme d'émission publique. Le solde de 160 millions d'euros a été placé auprès de la clientèle de particuliers du réseau en France.

Par ailleurs, le groupe a réalisé une émission d'actions de préférence de 700 millions d'euros. Cette émission a été placée auprès d'investisseurs institutionnels. L'encours global d'actions de préférence du groupe s'élevait au 31 décembre 2003 à 3,5 milliards d'euros (3,1 milliards d'euros à fin 2002).

Enfin, trois opérations de titrisation réalisées en 2003 ont permis de lever environ 950 millions d'euros de ressources (part du groupe) dont 625 millions pour UCI (la filiale espagnole d'UCB), 175 millions pour Findomestic et 150 millions pour Centroleasing. Au total, le stock de parts de créances titrisées (part du groupe) s'élevait à 6,5 milliards d'euros à fin 2003 (6,7 milliards d'euros à fin 2002).

La situation de liquidité consolidée du groupe à court et moyen terme est régulièrement mesurée par pôles d'activité et par devises.

Les limites de tirage au jour le jour pour les activités de marché (taux, actions, change) sont respectées ainsi que les plafonds d'impasse au-delà d'un an sur les activités bancaires.

L'impasse de liquidité consolidée à plus d'un an est mesurée sur la base des emplois et ressources échéancés contractuellement (y compris crédits confirmés auprès de la clientèle non tirés pondérés à 30 %) et conventionnellement (comptes à vue créditeurs et débiteurs, livrets d'épargne ...). L'impasse rapportée aux emplois à plus d'un an s'élevait à 16,5 % à fin décembre 2003 (16,4 % à fin décembre 2002).

◦ **Gestion du risque de taux global**

Le risque de taux lié aux opérations commerciales de la Banque de Détail en France et à l'étranger et des filiales de financement spécialisées est géré de manière centralisée par le GAP Trésorerie, le transfert des positions étant réalisé sous forme de contrats internes analytiques ou comptables, de prêts/emprunts ou de swaps.

**Les positions de taux sont mesurées sous forme d'impasses,** dans lesquelles les risques optionnels, liés en particulier aux options comportementales, sont intégrés sur la base de leur équivalent delta.

Les échéancements des encours sont déterminés en tenant compte des caractéristiques contractuelles des opérations et des comportements historiques de la clientèle. Ainsi, pour les produits de la Banque de Détail, les modélisations des comportements s'appuient sur des données historiques et des études économétriques. Elles portent notamment sur les remboursements anticipés, l'épargne à régime spécial, et les comptes courants créditeurs et débiteurs. L'échéancement des fonds propres relève de l'approche conventionnelle.

Les conventions et les modélisations, qui font l'objet d'actualisations et de back-testings réguliers, sont présentées et validées par le Comité GAP Trésorerie/Banque Commerciale.



### ◦ Les risques de marché

La comparaison des pertes encourues certains jours dans les activités de marché avec les valeurs en risque (VaR, 1 jour) atteste de la qualité du modèle d'évaluation et de la discipline des opérateurs.

Écart entre la VaR (1 day 99 %) et les revenus quotidiens négatifs


2002 - 2003
Nombre de jours
50
40
30
20
10
0
- 10 à 0
0 à 20
20 à 40
40 à 60
> 60
en M€

VaR (1 day 99 %) – Revenus quotidiens négatifs

Le nombre de jours perdants en 2003 s'est élevé à 57 (63 en 2002).
Dans la plupart des cas la perte quotidienne est très inférieure à la VaR. En cohérence avec la probabilité de 99 % attachée à la VaR, les pertes n'ont jamais excédé la VaR en 2002 et l'ont excédée quatre fois en 2003 (pour des montants chaque fois inférieurs à 10 millions d'euros).

Les scénarios de crise que GRM simule régulièrement confirment la solidité de la banque à l'égard des risques de marché, aucun des risques extrêmes envisagés n'étant de nature à la menacer gravement :

- "Emerging Markets Crisis" : crise généralisée affectant tous les pays émergents et entraînant un reflux des liquidités sur les actifs moins risqués ("flight-to-quality effect") ;
- "Stock Market Crash" : impact d'une chute brutale et généralisée des marchés actions consécutive à une forte hausse des taux d'intérêt à long terme ;
- "Interest Rate Hike" : relèvement brutal des taux d'intérêt à court terme entraînant un fort aplatissement des courbes de taux ainsi qu'une légère correction des marchés actions ;
- "US Debacle" : perte de confiance dans le dollar US et l'économie américaine en général, entraînant des réajustements importants des cours de change, une forte hausse des taux d'intérêt à long terme et un écartement généralisé des spreads de signature ;
- "Melt-Up" : impact d'un fort rebond des marchés actions conjugué à une baisse des taux d'intérêt à long terme ;
- "11 Septembre" : impact d'un retournement du marché semblable à celui qui a suivi l'attaque terroriste sur le World Trade Center.

### ◦ L'utilisation des dérivés de crédit

**Opérations réalisées dans le cadre du banking book**

Dans le cadre de la gestion du portefeuille de BFI, BNP Paribas utilise des instruments de transfert du risque de crédit pour couvrir les risques pris individuellement, réduire la concentration du portefeuille ou réduire les pertes maximales par la titrisation. Par ailleurs, des opérations d'achat de risque sont effectuées dans le cadre d'une stratégie de diversification du portefeuille et d'utilisation du capital, en veillant à obtenir un rapport (risque / rendement) adéquat.

Ces opérations sont centralisées par le service BFI Portfolio Management qui s'est doté d'une procédure de gestion du risque particulière pour les risques de crédit générés par les instruments dérivés.

**Opérations réalisées dans le cadre du trading book**

Les dérivés peuvent être utilisés, pour se couvrir uniquement, par les différentes équipes de trading qui sont exposées au risque de crédit. En outre, BNP Paribas est un négociant actif de dérivés de crédit pour répondre aux besoins de sa clientèle, soit sous forme de transactions portant sur des instruments simples (tels que les "credit default swaps"), soit en structurant des profils de risque complexes "sur mesure". Située au sein du métier Fixed Income, une plate-forme spécifique de recherche, de structuration et de trading est dédiée à ce négoce. Comme pour toute activité de négoce, elle procède à des achats comme des ventes de protection, la position nette étant encadrée par des limites précises.

Une importante infrastructure de support est mise en place pour l'exécution de ces opérations avec une équipe middle-office, une équipe back-office, une équipe de développement informatique.
Au sein de GRM, les risques de marché provenant de ces produits sont suivis par le département Market Risk de façon similaire aux autres risques liés aux instruments dérivés. Le risque de contrepartie induit entre aussi dans le cadre normal de la gestion des risques.



Répartition des engagements sains des pôles BFI et BDDF (hors particuliers) par note de contrepartie* :



Risques excellents, bons et moyens
Risques sous surveillance
20 %
15 %
10 %
5 %
0 %
% des engagements sains
1
2
3
4
5
6
7
8
9
10
Note


* *BFI au 31/12/03 et BDDF au 30/09/03, hors douteux (notés 11 et 12), hors portefeuille titres.*

### ○ Engagements douteux

Les engagements douteux du groupe BNP Paribas, présentés dans le tableau ci-dessous, comprennent les engagements de bilan et de hors-bilan pour tout type de contrepartie (opérations avec la clientèle, opérations interbancaires, titres et valeurs immobilisées). Les provisions prises en compte pour le calcul du taux de couverture sont les provisions spécifiques se rapportant à ces engagements, hors provisions pour risques pays et fonds pour risques bancaires généraux respectivement de 1,8 et 0,8 milliard d'euros au 31 décembre 2003.

| En milliards d'euros | 31/12/2003 | 31/12/2002 |
|---|---|---|
| Engagements douteux | 14,05 | 15,25 |
| Provisions spécifiques | 9,40 | 10,05 |
| Taux de couverture spécifique des douteux | 67 % | 66 % |

### Ventilation par zone géographique et par secteur économique

Les actifs douteux au bilan, hors titres et valeurs immobilisées, représentent 13,3 milliards d'euros au 31 décembre 2003. Ces actifs font l'objet de provisions spécifiques déduites de l'actif pour 8,5 milliards d'euros.

Les 10 premières créances douteuses représentent 0,4 % du portefeuille; les 100 premières créances douteuses représentent 1,5 %.

### Ventilation des créances douteuses par zone géographique

| | Répartition des créances douteuses | Répartition des provisions |
|---|---|---|
| Amérique du Nord | 10,2 % | 11,6 % |
| Autres pays européens | 6,3 % | 7,0 % |
| Espace économique européen | 9,2 % | 9,3 % |
| France | 57,3 % | 57,6 % |
| Japon | 0,4 % | 0,0 % |
| Afrique et Moyen-Orient | 6,9 % | 7,7 % |
| Amérique latine | 4,7 % | 3,2 % |
| Asie (hors Japon) - Océanie | 4,9 % | 3,4 % |
| Non ventilé | 0,1 % | 0,2 % |
| **Total** | **100,0 %** | **100,0 %** |

### Ventilation sectorielle des créances douteuses

| | Répartition des créances douteuses | Répartition des provisions |
|---|---|---|
| Agro-alimentaire | 4,1 % | 3,5 % |
| Assurance | 1,5 % | 1,2 % |
| Automobiles | 1,8 % | 2,2 % |
| Autres | 9,3 % | 9,9 % |
| BTP | 2,0 % | 2,3 % |
| Chimie | 0,7 % | 0,5 % |
| Commerce de gros | 8,5 % | 8,7 % |
| Distribution | 2,1 % | 2,2 % |
| Énergie | 4,4 % | 3,0 % |
| Équipement des ménages | 1,0 % | 1,1 % |
| Finance, souverain & coll. publ. | 4,4 % | 2,8 % |
| Immobilier | 5,3 % | 4,8 % |
| Industries manufacturières | 1,9 % | 1,9 % |
| Loisirs & culture | 1,2 % | 0,7 % |
| Matériaux | 2,6 % | 2,5 % |
| Matériel d'équipement | 1,3 % | 1,2 % |
| Mines | 0,7 % | 0,8 % |
| Particuliers et professionnels | 28,0 % | 27,0 % |
| Services aux entreprises | 2,9 % | 2,5 % |
| Services collectifs | 0,5 % | 0,4 % |
| Technologie | 1,5 % | 1,1 % |
| Télécommunications | 4,2 % | 3,6 % |
| Transport | 6,2 % | 3,3 % |
| Non ventilé | 3,9 % | 12,8 % |
| **Total** | **100,0 %** | **100,0 %** |



## Diversification sectorielle

La discipline en matière de gestion des risques sectoriels se traduit par l'absence de concentration particulière. Aucun secteur ne ressort à plus de 5 % des engagements, à l'exception du secteur "souverain, collectivités publiques et finances" et du "commerce de gros", qui correspond pour une part significative aux activités de financement du négoce des matières premières.

Répartition sectorielle des engagements commerciaux[1] :



Transport 3 %
Agro-alimentaire 3 %
Télécommunications 2 %
Assurance 3 %
Automobile 2 %
Souverain, coll. publiques et finances 16 %
Autres < 1 % : 5 %
BTP 2 %
Chimie 3 %
Services collectifs 1 %
Commerce de gros 7 %
Services aux entreprises 5 %
Distribution 2 %
Énergie 3 %
Équipement des ménages 1 %
Technologie 2 %
Immobilier 4 %
Particuliers et professionnels 28 %
Loisirs et culture 1 %
Industries manufacturières 1 %
Mines 2 %
Matériaux 2 %
Matériel d'équipement 2 %


En dehors de l'énergie, aucune nouvelle dégradation sectorielle n'a été enregistrée en 2003.
La crise de l'énergie, principalement constatée en Amérique du Nord et au Royaume-Uni, a surtout touché certaines formes de financement de projets pour lesquels les débouchés n'étaient pas assurés par des contrats de long terme. Compte tenu de la faiblesse des engagements de la banque sur ce domaine particulier, le coût du risque n'en a pas été affecté. Il faut également noter que la restructuration de la dette de ces entreprises aux États-Unis a amélioré la liquidité du secteur pour les deux à trois prochaines années.
Les fondamentaux du secteur des télécommunications sont en amélioration ; les grands opérateurs se sont fortement désendettés, ce qui est allé de pair avec une baisse significative de l'exposition de la banque sur le secteur depuis 2 ans (baisse de plus d'un quart depuis le pic mesuré en décembre 2001).
Enfin, les financements aéronautiques ont démontré une bonne capacité de résistance malgré l'épidémie de SRAS du premier semestre et les effets persistants des attentats du 11 septembre 2001. La qualité et les caractéristiques des appareils financés ont permis de replacer auprès de nouvelles compagnies une part appréciable des actifs du petit nombre de sociétés qui ont fait défaut.

[1] *Engagements commerciaux bruts bilan et hors bilan non pondérés ; données issues des systèmes de gestion des risques.*

## Diversification géographique

L'exposition de la banque est très largement centrée sur l'Europe de l'Ouest, l'Amérique du Nord :

1. En Europe, la majorité des engagements (61 %) est répartie sur l'Europe de l'Ouest, dont une part très importante en France (43 % du total des engagements).
2. Le poids de l'Amérique du Nord s'est affaibli avec l'USD.
3. Le Japon ne représente que 1 % des engagements, avec une excellente qualité de crédit.

L'exposition de la banque sur les autres zones fait l'objet d'une politique rigoureuse privilégiant soit les engagements en monnaie locale sur des emprunteurs sélectionnés, soit les engagements liés à des opérations de commerce international garantis par des agences de crédit export de pays développés ou adossées à des exportations de matières premières.

Répartition géographique des engagements commerciaux[1] :



Autres pays européens 5 %
Japon 1 %
Asie - Océanie 5 %
France 43 %
Afrique et Moyen-Orient 3 %
Amérique latine 3 %
BancWest 7 %
Amérique du Nord (hors BancWest) 15 %
Europe de l'Ouest 18 %


## Qualité du portefeuille

Grâce au dispositif de notation, pleinement opérationnel dans les pôles BFI et BDDF, le portefeuille des engagements commerciaux sur les emprunteurs de type Corporate (entreprises, administrations, banques et institutionnels) de ces pôles, qui représentent les 3/4 des risques de cette nature, peut être qualifié de bonne qualité. La nette majorité de risques sur les emprunteurs des catégories supérieures est le reflet de la forte présence de la banque chez les grandes entreprises multinationales et les institutions financières.
Une part importante des engagements sur des emprunteurs des catégories inférieures est associée à des structures de financements permettant une récupération élevée en cas de défaut de la contrepartie (financements exports bénéficiant de garanties de la part des agences internationales d'assurance-crédit, financements de projets, structurés ou transactionnels).



## LES ACTIONS MARQUANTES DE L'EXERCICE EN CONTRÔLE INTERNE

Le renforcement du système de contrôle interne est une préoccupation constante de BNP Paribas.
L'année 2003 a été marquée par plusieurs actions d'envergure. Ainsi, de nombreuses actions ont été engagées par l'Inspection Générale contribuant à l'amélioration permanente de l'efficacité de l'Audit Interne du groupe :

**Référentiels d'audit.** La charte d'Audit Interne, signée par le Président-Directeur Général en octobre 2002 et validée par le Comité de contrôle interne et des risques, a été mise en œuvre en 2003 au sein du groupe.
Cette charte a été complétée par la formalisation de grands principes de fonctionnement de l'Audit Interne dans le groupe (référentiels d'Audit Interne). En 2003, ils portent notamment sur :
- les cotations des missions d'audit interne ;
- le suivi des recommandations de l'audit interne ;
- le suivi des recommandations des Commissaires aux comptes et des autorités de tutelle ;
- la conduite et la documentation des missions d'audit interne ;
- le contenu et la diffusion des rapports de mission.

**Méthodologies d'audit.** L'Inspection Générale a poursuivi la mise en place et la diffusion de méthodologies d'audit standards. Elles formalisent les principes des contrôles de base que doivent retenir les auditeurs internes dans le cadre de leurs missions. Pour l'exercice 2003, les efforts ont porté notamment sur l'audit des sujets d'éthique et de déontologie, le risque comptable, le risque commercial et l'audit de l'audit.

**Formation des auditeurs internes.** L'amélioration des compétences et de l'expertise professionnelle des auditeurs internes reste une priorité et des formations spécifiques ont été mises en place dans ce cadre. Par ailleurs, les équipes d'Audit Interne ont été encouragées à initier une démarche de certification professionnelle de type CIA (Certified Internal Auditor).

**Veille et communication au profit de l'Audit Interne.** La base "Internal Audit Line" mise en place en 2002 est désormais largement déployée auprès des différentes équipes d'Audit Interne. Elle constitue un vecteur essentiel de diffusion de l'information et des méthodologies pour leur prise en compte par les auditeurs internes du groupe dans l'exercice de leur métier.

**Outils d'aide à l'audit.** L'année 2003 a été consacrée à l'amélioration fonctionnelle et technique des outils mis à disposition des auditeurs internes. Les efforts ont notamment porté sur les outils de suivi des recommandations de l'Audit Interne.

## LES RISQUES

## GRM - EXPOSITION

2003 pouvait faire naître de nombreuses craintes en matière de risques. La conjoncture fut très morose en Europe ; quelques grands clients ont connu des difficultés ; la reprise américaine n'est intervenue qu'en fin d'année ; les marchés sont demeurés instables. BNP Paribas n'en a cependant pas été trop affecté. Le sens des responsabilités des différents acteurs et les diverses politiques économiques mises en œuvre ont certainement joué mais les capacités du groupe à sélectionner ses risques et ensuite les gérer ont aussi leur part dans un bilan plutôt satisfaisant compte tenu du contexte.

### ○ Le risque de crédit

Le portefeuille global des crédits commerciaux de la banque est resté stable à 384 milliards d'euros[1] au 31 décembre 2003. L'évolution du coût du risque est présentée dans le tableau ci-dessous :

| En millions d'euros | BDDF | SFDI | BPGA | BFI | Total groupe |
|---|---|---|---|---|---|
| Coût du risque 2002 | 198 | 522 | 8 | 715 | 1470 |
| Coût du risque 2003 | 225 | 529 | 12 | 633 | 1361 |

La division des risques, la variété des secteurs économiques auxquels la banque est exposée et l'étendue de sa couverture géographique jouent un rôle essentiel dans l'atténuation des effets de cycle et la stabilité relative de la charge globale du risque. L'année 2003 consacre néanmoins un retournement de l'évolution de cette charge qui diminue de 7% en comparaison de l'année précédente. Cette orientation positive s'est accentuée en fin d'année, notamment sur le continent nord-américain où la reprise économique s'est combinée avec la baisse du dollar.

**Diversification par contrepartie**

Les 10 premiers groupes-clients concentrent moins de 4 % du total des engagements au 31 décembre 2003.

[1] *Engagements commerciaux bruts bilan et hors bilan, non pondérés ; données issues des systèmes de gestion des risques.*



- un **Comité de coordination fiscale**, co-animé avec la fonction Finances-Développement groupe, qui a pour vocation d'analyser les éléments concernant les principales problématiques fiscales du groupe et de prendre des décisions idoines ;
- un **reporting régulier à la Direction Générale** sur l'exercice des délégations accordées et le respect des référentiels internes.

Afin d'assurer la maîtrise du risque fiscal afférent aux opérations réalisées avec la clientèle, les AFG :

- définissent le cadre dans lequel s'exercent les responsabilités liées aux problématiques fiscales : c'est notamment l'objet de la **charte du risque fiscal** déclinée soit sous la forme de lettre de mission adressée aux responsables locaux de la fonction fiscale, soit sous la forme de lettre de délégation aux responsables des pôles pour les entités non couvertes par des fiscalistes locaux ;
- établissent et diffusent les **règles et normes fiscales applicables dans le groupe ;**
- valident tout nouveau produit à contenu fiscal marqué, les opérations "spécifiques" qui sont structurées en France et à l'étranger, le recours à un conseil fiscal externe, toute convention-cadre ou de place et toute circulaire/texte organique interne présentant une problématique fiscale marquée.

## RISQUE DE RESSOURCES HUMAINES

La fonction Ressources Humaines groupe (RHG) est attentive au processus de mesure et de gestion du risque de ressources humaines dont elle est responsable. Elle s'appuie pour cela sur plusieurs dispositifs complémentaires :

- des **procédures de contrôle interne** relatives au risque de ressources humaines notamment décrites au travers de :
  - la charte de responsabilité de la fonction Ressources Humaines ;
  - le recueil des directives des Ressources Humaines (**diffusé à l'ensemble des salariés** au niveau mondial) ;
  - le guide des pratiques des Ressources Humaines (diffusé aux **gestionnaires de ressources humaines**) ;
  - la méthodologie d'audit de la gestion des Ressources Humaines (utilisée par les équipes d'audit des pôles d'activité et l'Inspection Générale).
- des **indicateurs de risque** qui ont vocation à prévenir les principaux évènements potentiellement générateurs de risques et de pertes opérationnels. La mise en place d'un suivi de ces indicateurs a été l'une des priorités de l'exercice 2003 ;
- des **outils de gestion et de pilotage** qui concourent également à la maîtrise du risque de ressources humaines :
  - **GRH Monde**, outil de gestion des ressources humaines à vocation mondiale, est destiné à favoriser le pilotage de l'emploi, des effectifs et des budgets par la Direction Générale ;
  - **HR Banque,** outil de gestion administrative et de rémunération, pilote l'ensemble des salariés de BNP Paribas SA ;
  - **RéfOG** (Référentiels organisationnels groupe), un référentiel mondial des structures, des personnes et des emplois ;
  - **B2E,** nouveau portail Intranet du groupe mis en place en fin d'exercice 2003.

Enfin, la fonction Ressources Humaines groupe participe à la démarche relative aux risques opérationnels pilotée par GRM.

## LA SÉCURITÉ DES SYSTÈMES D'INFORMATION

En matière de sécurité des systèmes d'information, la fonction Systèmes d'Information groupe s'appuie sur un dispositif de contrôle interne opérationnel qui repose notamment sur :

- un **cadre de procédures** qui s'articule notamment autour de la politique générale de sécurité des systèmes d'information du groupe (diffusé à l'ensemble du groupe). Cette politique définit **les actifs associés aux systèmes d'information** (actifs informations, actifs logiciels, actifs physiques et actifs services) et précise **les critères permettant de définir les exigences de sécurité** associées à ces actifs : disponibilité, intégrité, confidentialité et auditabilité ;
- un **réseau de coordinateurs sécurité** qui interviennent dans chaque pôle et fonction et s'appuie sur des correspondants sécurité en charge des aspects opérationnels ;
- des comités aux prérogatives complémentaires parmi lesquels le **Comité d'architecture groupe** (CAG) qui s'assure de la conformité des projets avec les normes et standards en vigueur concernant l'architecture, la sécurité, les risques et l'exploitation ;
- une **approche de gestion de projets qui intègre les aspects de sécurité** des systèmes d'information dès la conception des projets et fait partie intégrante des normes et standards du groupe dans le cadre du processus d'assurance qualité ;
- un dispositif de **surveillance périodique,** voire systématique pour les systèmes sensibles ;
- une **veille technique** qui permet de tenir compte, au fil de l'eau, des failles de sécurité inhérentes aux systèmes.

De façon générale, la continuité d'activité est une des préoccupations majeures tant du management que des différents métiers de la banque. Les dispositions autorisant la continuité, puis la reprise des activités, progressent régulièrement au niveau des moyens, de l'organisation et des locaux de repli.



C'est ainsi qu'une politique générale a été récemment approuvée par la Direction Générale de la banque. Elle définit les principes fondamentaux d'organisation, de gestion et de mesure du risque opérationnel. Parmi ces principes figurent la création des comités de risques opérationnels qui seront l'instance décisionnaire en matière de gestion du risque opérationnel dans l'ensemble des activités du groupe.

L'approche adoptée en terme de mesure repose sur quatre composantes :

- des données historiques rassemblées par le dispositif de collecte des incidents mis en place sur l'ensemble du groupe ;
- des données externes en provenance du consortium ORX dont BNP Paribas est membre fondateur ;
- des facteurs d'environnement et de contrôle interne ;
- des analyses de scénario.

Sa mise en œuvre, associée à de nombreux outils d'analyse et de gestion, devrait permettre au groupe de relever des méthodes de calcul les plus avancées prévues par Bâle 2.

## RISQUE JURIDIQUE ET RÉGLEMENTATIONS PARTICULIÈRES

BNP Paribas est soumis, dans chacun des pays où le groupe est présent, aux réglementations applicables aux entreprises de ses secteurs d'activité, notamment la banque, l'assurance, les services financiers. Elle est notamment tenue au respect de l'intégrité des marchés et au respect de la primauté des intérêts des clients.

Les Affaires Juridiques groupe (AJG) ont mis en place et font évoluer un système de **Contrôle Interne** dont la vocation est de prévenir, détecter, mesurer et maîtriser les risques de nature juridique. Il s'appuie notamment sur :

- des **comités** ad hoc :
  - le Comité de direction des affaires juridiques groupe, en charge du pilotage de la fonction juridique ;
  - le Comité de coordination juridique qui s'assure de la diffusion de la stratégie juridique au sein du groupe ;
  - le Comité de la fonction juridique mondiale qui définit des modes de gestion des ressources humaines et budgétaires de la fonction juridique mondiale.
- un **réseau de correspondants juridiques locaux** dans la plupart des entités du groupe ;
- des **procédures et référentiels internes** qui encadrent l'intervention des juristes au sein du groupe et portent notamment sur :
  - les prérogatives et missions des responsables juridiques locaux ;
  - les délégations de signature en vigueur au sein de BNP Paribas, centralisées et supervisées par le notaire de la banque ;
  - les différents domaines juridiques (droit des sociétés, droit boursier...) ;
  - les différentes natures d'opérations bancaires ;
  - des thèmes spécifiques comme la prévention du blanchiment et la lutte contre le terrorisme.

    **La lutte anti-blanchiment constitue d'ailleurs un chantier prioritaire** pour les AJG. Après avoir réalisé courant 2002 un recensement international des types de trust ou de fiducie (pour faciliter l'identification des structures désignées par la loi française comme susceptibles d'être utilisées pour le blanchiment de capitaux), une note a été rédigée et diffusée à l'ensemble du groupe.

    En 2003, en collaboration avec la fonction Éthique et Déontologie groupe, un travail important de mise à jour a été réalisé en ce qui concerne les modalités de participation des organismes financiers à la lutte contre le blanchiment des capitaux, la corruption, le financement du terrorisme et le respect des embargos à caractère financier.
- des **missions d'audit juridiques** dans certaines entités du groupe, pour vérifier notamment la conformité dans l'application des procédures et dans l'utilisation des outils.

Les AJG sont également impliquées dans la gestion des risques opérationnels : après la rédaction d'instructions de gestion des incidents liés au risque juridique, les AJG se sont consacrées en 2003 à la phase d'analyse des incidents. Dans cette perspective, la fonction a mis en place en fin d'exercice (novembre 2003) un Comité des risques opérationnels.

## RISQUE FISCAL

BNP Paribas est soumis aux réglementations fiscales en vigueur dans les différents pays où le groupe est présent, aux entreprises des secteurs d'activité dont relèvent les différentes entités du groupe, comme la banque, l'assurance et les services financiers.

Les Affaires Fiscales groupe (AFG) sont une fonction à compétence mondiale chargée de la cohérence des solutions fiscales du groupe et du suivi du risque fiscal global, dont elle assure la responsabilité avec la fonction Finances-Développement groupe. Les AFG veillent, au titre d'un deuxième regard, à ce que les risques pris en matière fiscale se situent à un niveau acceptable pour le groupe et cohérent avec ses objectifs de réputation et de rentabilité.

Pour exercer sa mission, la fonction AFG a mis en place :

- un **réseau de correspondants fiscaux** dans l'ensemble des pays où le groupe est implanté ;
- un **processus de remontée d'informations qualitatives** permettant de contribuer à la maîtrise du risque fiscal et de s'assurer du respect de la réglementation fiscale locale ;



les méthodes et procédures de suivi, de définir les différentes limites et de veiller à leur respect ; il se réunit mensuellement à cette fin.

*La mesure du risque*

**Les risques de marché.** L'estimation des pertes potentielles est l'élément central du contrôle des risques de marché. Elle repose sur les résultats d'un modèle interne d'évaluation, approuvé par les autorités réglementaires, et s'exprime sous forme de Gross Earnings at Risk (GEaR). Les facteurs pris en compte comprennent notamment les taux d'intérêt, aux sens général et spécifique, c'est-à-dire lié aux spreads de signature, les taux de change, la valeur des titres, le prix des matières premières, les volatilités associées ainsi que les corrélations entre ces éléments et donc les effets de diversification qui en découlent. Le dispositif est en prise directe avec les systèmes de négociation et permet de multiples simulations, y compris parmi les plus complexes. Conformément aux règles du Comité de Bâle, le modèle interne mesure la variation possible de valeur du portefeuille d'opérations de marché pour une durée d'un jour de Bourse sur la base des évolutions constatées pendant les 260 jours précédents avec un intervalle de confiance de 99 %. Ces calculs sont complétés de simulations de valeur dans des conditions extrêmes définies dans le cadre de scénarios de rupture dont les composantes sont ajustées en fonction des évolutions économiques. Ces tests sont produits, selon les cas, quotidiennement ou tous les mois. Ils peuvent être utilisés pour définir les limites de position. Leurs résultats globaux sont présentés, analysés et discutés tous les mois au Market Risk Committee.

**Le risque de liquidité.** L'importance croissante du poids relatif de la banque sur les marchés et les enseignements de la crise de liquidité technique du 11 septembre 2001 ont amené à définir une "Politique de liquidité", validée par la Direction Générale. Cette politique s'articule autour de principes de gestion (en situation courante ou en cas de crises de liquidité) et de surveillance de la situation de liquidité à partir de normes internes et d'indicateurs d'alerte. D'un point de vue quantitatif, la capacité de refinancement est appréciée principalement au regard du montant des actifs mobilisables (le degré de mobilisation étant évalué en fonction du pays), l'objectif étant de disposer de réserves suffisantes pour faire face à une augmentation exceptionnelle des besoins de liquidité dans des conditions de contraction du refinancement interbancaire. L'ensemble de ces dispositifs de mesure, tant dans la dimension méthodologique qu'en termes de reporting, relève de la responsabilité de GRM.

*Les procédures*

Le processus de prise de risques de marché est encadré dans un ensemble à quatre dimensions dont GRM est le garant :

1 - **Définition d'un jeu de limites.** Elles prennent la forme de limites de GEaR ou de limites dites "nominales" (limites de trading pays, limites de risque émetteur, limites de sensibilité).

2 - **Établissement de délégations.** Comme pour le crédit, les délégations procèdent des pouvoirs du Directeur Général et du rôle que joue en la matière le Market Risk Committee. Pour le trading secondaire, celles-ci se déclinent en GEaR ou OYE (One Year Equivalent) ; pour l'underwriting, il est fait référence à une échelle de qualité des signatures.

3 - **Définition des règles de décision.** La prise de risque doit respecter un dispositif de décision à deux dimensions :
   - un processus de validation des activités ou risques nouveaux ;
   - un processus d'approbation de transactions qui s'inscrivent dans le cadre des activités habituelles. Lorsque la taille ou la complexité des opérations le nécessitent, la transaction doit être approuvée par le Comité de crédit de Direction Générale pour les problématiques de crédit ou par un Executive Position Committee (EPC) qui est une version ad hoc restreinte du Market Risk Committee, pour les problématiques de marché.

4 - **Définition du dispositif de suivi des risques.** Il s'appuie sur :
   - le suivi des événements liés aux limites de trading (excès, autorisation temporaire) qui font l'objet d'un enregistrement, associé aux informations permettant de les qualifier, dans une base de données centrale ;
   - la surveillance quotidienne des positions du groupe ;
   - le rapport hebdomadaire consolidant par activité l'ensemble des positions significatives ;
   - le Market Risk Committee, qui se réunit une fois par mois de manière à statuer sur les principaux risques de marché encourus par le groupe.

**Le risque opérationnel**

Le dispositif se fonde sur une approche à la fois quantitative et qualitative avec l'objectif de respecter le futur accord sur le capital du Comité de Bâle et de réduire le niveau des pertes annuelles liées au risque opérationnel. Les travaux de définition et de mesure, menés en étroite coordination avec les pôles, les métiers, les territoires, les diverses fonctions impliquées (Systèmes d'Information, Ressources Humaines, Juridique et Fiscal) et le Contrôle Interne de la banque ont significativement avancé.



*Le dispositif de notation*
La banque a défini un système de notation complet, en ligne avec les futures exigences des régulateurs au titre de l'adéquation des fonds propres. Pour le cas des **crédits aux entreprises**, il prend en compte deux paramètres fondamentaux : la probabilité de défaut de la contrepartie, qui s'exprime au moyen d'une note, et le taux de récupération global, qui est attaché à la structure des transactions. L'échelle de notes de contrepartie comprend douze niveaux: 8 couvrant les clients excellents, bons et moyens ; 2 relatifs à des situations plus incertaines qui, sous le contrôle de GRM, font l'objet d'une surveillance plus étroite ; 2 pour ce qui concerne les clients en défaut. Cette évaluation intervient, au moins une fois l'an, dans le cadre du processus d'approbation des crédits. Elle repose avant tout sur l'expertise des intervenants, commerciaux et représentants de GRM, étant entendu que ces derniers ont le dernier mot. Elle peut aussi s'appuyer sur des outils adaptés, que ce soient des aides à l'analyse ou des scores, le choix des techniques et leur caractère automatique au plan de la décision variant selon la nature des risques considérés. Diverses méthodes, dont certaines purement quantitatives, sont mises en œuvre pour vérifier la cohérence et la solidité du dispositif. Une approche adaptée, reposant sur la définition de classe homogène de risque et faisant une large part aux analyses statistiques, est mise en œuvre pour ce qui concerne les **crédits aux particuliers.**
Ces paramètres de mesure du risque servent de fondement à la détermination des pouvoirs de décision, tout particulièrement pour ce qui concerne les crédits aux entreprises comme évoqué plus haut, mais également au calcul du capital ajusté aux risques et de la rentabilité corrigée du risque correspondante.

*La politique de portefeuille*
La sélection rigoureuse et l'évaluation précise des risques pris individuellement se complètent d'une gestion collective, qui est l'objet de la politique de portefeuille et met en exergue les bénéfices de la diversification tant au plan des débiteurs qu'à celui des secteurs, doublée de prudence quant à la dimension pays. Les résultats de cette politique sont régulièrement examinés par le Risk Policy Committee qui peut alors en modifier ou préciser les orientations générales, à partir du cadre d'analyse et des axes de réflexion proposés par GRM. La gestion active relève des pôles qui peuvent, soit influer sur les prises de risques initiales, soit décider, dans un cadre précis et contrôlé, d'actions de couverture ou d'allègement en utilisant les instruments prévus à cet effet, comme les opérations de titrisation et les dérivés de crédit.

**La diversification par contrepartie.** Évaluée en tenant compte de l'ensemble des engagements portés sur un même groupe d'affaires, la diversification est une constante de la politique de la banque. L'étendue et la variété des activités du groupe comme la forte hiérarchie des délégations y participent largement. Enfin, les éventuelles concentrations font l'objet d'un examen régulier donnant lieu le cas échéant à des actions correctives.
**La répartition sectorielle.** La répartition des risques, selon les secteurs de l'économie, fait l'objet d'une même attention et se double d'une analyse prospective permettant une gestion dynamique de l'exposition de la banque. Elle s'appuie sur la connaissance approfondie d'experts sectoriels indépendants placés au sein de GRM. Ces derniers formulent une opinion sur l'évolution des secteurs qu'ils supervisent et identifient les facteurs qui expliquent les risques encourus par leurs principaux acteurs. Cette intervention est modulée selon les industries (en fonction de leur poids dans les engagements du groupe, de la technicité nécessaire à leur appréhension, de leur cyclicité, de leur degré de mondialisation ou encore de l'existence d'une problématique particulière de risque) et peut comprendre un avis obligatoire lors des décisions de crédit significatives dont l'objet est, notamment, d'évaluer la stratégie et le positionnement concurrentiel du client.
**La dimension géographique.** Le risque "pays" se définit comme la somme des risques portés sur les débiteurs opérant dans le pays considéré. Il se distingue du risque souverain qui est celui de la puissance publique et de ses démembrements ; il traduit l'exposition de la banque à un environnement économique et politique homogène qui doit être pris en compte dans l'appréciation de la contrepartie. Le groupe, naturellement présent dans la plupart des zones économiquement actives, s'attache à éviter les concentrations excessives de risques sur des pays dont les infrastructures politiques et économiques sont reconnues comme faibles. Dans cet esprit, des enveloppes de risques pays sont fixées par le Comité de crédit de la Direction Générale. Les lignes de métiers et de clientèle en gèrent l'utilisation sous le contrôle de la Gestion des Risques. Les décisions s'appuient sur un dispositif rigoureux de suivi et les analyses des Études Économiques. Une revue annuelle de la structure de ces risques est effectuée par le Risk Policy Committee qui vérifie, à cette occasion, la cohérence globale de la politique du groupe en la matière.

**Le risque de marché et de liquidité**

La maîtrise des risques de marché et de liquidité s'appuie sur un système élaboré de mesure, des procédures précises et une surveillance étroite. L'ensemble du dispositif est placé sous l'autorité du Market Risk Committee, présidé par l'un des Directeurs Généraux ou le conseiller compétent et dont GRM est le bras armé. Ce comité a pour mission d'approuver



**GRM est une organisation mondiale.** Que ce soit dans la définition des méthodes, des politiques, des procédures ou dans le processus de décision ou encore le déploiement du dispositif de suivi et de contrôle, GRM se doit de bien connaître les spécificités de l'activité bancaire, les contraintes des marchés, la complexité et l'urgence imposée des opérations. Cet objectif conduit GRM à disposer ses équipes au plus près des métiers et des territoires tout en préservant son indépendance grâce à l'existence de liens hiérarchiques directs et un rôle central d'impulsion fort. Lorsque la relation hiérarchique n'est pas souhaitable au plan de l'efficacité mais acceptable en terme d'enjeu, ce qui est par exemple le cas de la Banque de Détail, la fonction risque peut être assurée au sein des entités opérationnelles dans le cadre d'une relation fonctionnelle clairement définie entre celles-ci et GRM. L'organisation de la fonction est fondée sur une approche différenciée par types de risques : les risques de crédit et de contrepartie qui regroupent trois départements (France, International, Banque et Institutions Financières), les risques de marché et de liquidité, les risques opérationnels et enfin un département de synthèse et consolidation.

**Le risque de crédit**

*La politique générale de crédit*

L'activité de crédit de la banque doit s'inscrire dans le cadre de la politique générale du crédit approuvé par le **Risk Policy Committee**, instance présidée par le Directeur Général de la banque, dont l'objet est de définir la stratégie et les grandes politiques de risque. Parmi les grands principes énoncés figurent les exigences du groupe en matière de déontologie, de clarté des responsabilités, d'existence et de respect des procédures et de rigueur dans l'analyse du risque.

*Les procédures*

**De décision.** Le dispositif de décision en matière de crédit repose sur un ensemble de délégations qui implique de recueillir l'avis conforme d'un représentant de la fonction risque nommément désigné. L'accord est toujours donné par écrit, que ce soit au moyen d'un processus de recueil de signatures ou par la tenue formelle d'un comité de crédit. Les délégations se déclinent en montant de risques par groupes d'affaires variant selon les catégories de notes internes et les spécificités des métiers. L'ensemble garantit la cohérence de l'approche du risque et la remontée au bon niveau de décision des dossiers importants, complexes ou sensibles. Certains types de crédit : les prêts aux banques, les risques souverains ou encore ceux relatifs à des secteurs particuliers de l'économie, sont l'objet de restrictions en matière de pouvoirs de décision et impliquent, le cas échéant, le respect de procédures d'encadrement ou de consultation d'experts sectoriels ou de spécialistes désignés. Les propositions de crédit doivent respecter les principes de la politique générale de crédit et, le cas échéant, des politiques spécifiques applicables. Les exceptions impliquent le recours au niveau d'autorité supérieur, de même que l'absence de consensus sur la décision. Elles doivent, dans tous les cas, respecter les lois et réglementations en vigueur. Présidé par le Directeur Général, le conseiller compétent, l'un des Directeurs Généraux Délégués ou le Directeur des Risques, le Comité de crédit de la Direction Générale est l'instance ultime de décision du groupe en matière de prises de risques de crédit et de contrepartie.

**De surveillance.** Un dispositif de surveillance et de reporting est en œuvre sur l'ensemble du groupe et repose sur les équipes de "Control & Reporting" dont la responsabilité est de garantir, en permanence, la conformité aux décisions, la fiabilité des données de reporting et la qualité du suivi des risques. La production journalière des situations irrégulières de crédit et l'utilisation de diverses techniques d'alertes fondées sur des outils d'anticipation ou des études prospectives facilitent l'identification précoce des dégradations de situation. Les différents niveaux de surveillance, généralement induits de l'organisation des délégations de pouvoirs, s'exercent sous le contrôle de GRM jusqu'au Comité des débiteurs de Direction Générale placé sous l'autorité du Directeur Général. Réuni mensuellement, il examine, au-dessus d'un certain seuil, les dossiers placés sous surveillance ou considérés comme douteux. Pour ces derniers, il décide, sur proposition des métiers et avec l'accord de GRM, du montant des provisions à constituer ou reprendre.

**De provisionnement.** Mensuellement et sous la responsabilité de GRM, tous les concours accordés aux clients en défaut font l'objet d'un examen visant à déterminer l'éventuelle réduction de valeur qu'il conviendrait d'appliquer, qu'elle soit directe ou par voie de provisions, en fonction des règles comptables applicables. Le montant en question est établi en tenant compte des possibilités de recouvrement et en particulier de la valeur des garanties. Selon les réglementations en vigueur, la comptabilisation en produit des intérêts relatifs aux dossiers d'emprunteurs en défaut est, soit interrompue, soit poursuivie mais, dans ce cas, généralement neutralisée par la constitution d'une provision. Lorsque cela est possible ou souhaitable, en raison de la particularité des activités de crédit considérées, le crédit à la consommation par exemple, les provisions peuvent être constituées sur base statistique en lieu et place d'un examen dossier par dossier. Au-delà de ces provisions spécifiques par nature, la banque peut également décider de réserves visant à la protéger d'une dégradation d'ensemble qu'elle estime probable sur une partie de ses risques, constituée par exemple de certains secteurs ou pays.

primauté des intérêts du client et de respect de l'intégrité des marchés. Font par exemple l'objet de procédures détaillées :
- les "murailles de Chine" destinées à empêcher la circulation indue d'informations sensibles ;
- les aspects relatifs à la prévention des conflits d'intérêts ;
- les principes devant guider la recherche produite par les analystes financiers et le code d'éthique spécifique à ce métier ;
- le contrôle des opérations personnelles des salariés.

- une **coordination** des actions entreprises dans les différentes entités du groupe afin d'assurer la cohérence d'ensemble et l'efficience des systèmes et outils de surveillance.

Le contexte international et le renforcement des réglementations dans de nombreux pays amènent le groupe à **concentrer ses efforts sur la lutte anti-blanchiment**. Cela se traduit notamment par :

- une **actualisation régulière des procédures** de connaissance des clients (Know Your Customer - KYC), notamment dans les métiers à risque ;
- le **plan de révision** de l'ensemble de la clientèle existante selon les règles du KYC (en cours) ;
- la mise en place de **comités ad hoc** tels que les CAC (comités d'acceptation des clients) qui décident – le plus souvent en présence d'un déontologue – de l'entrée en relation avec tout nouveau client et s'assurent que toutes les diligences prévues par les réglementations en vigueur et les procédures propres au groupe ont bien été effectuées. Les comités de sélection des intermédiaires interviennent quant à eux sur les apporteurs d'affaires, les courtiers ou les tiers-gérants ;
- des **outils informatisés de surveillance** anti-blanchiment, anti-corruption, anti-financement du terrorisme et sur les embargos financiers. Ainsi :
  - la base de données "Vigilance" qui contient plus de 1 800 noms de personnes soupçonnées de terrorisme ou frappées par des mesures d'embargo financier ;
  - des outils de filtrage sur les transferts internationaux ;
  - des outils de surveillance anti-blanchiment basés sur les opérations remarquables et les fonctionnements anormaux de compte.
- le renforcement des moyens de la **fonction déclarative de soupçon de blanchiment** aux cellules de renseignement financier (Tracfin en France) ;
- des **actions de sensibilisation et de formation** : des modules de formation anti-blanchiment élaborés sous l'égide de la FBF (Fédération Bancaire Française) avec la collaboration de Tracfin et d'un groupe restreint de grandes banques sont progressivement mis à disposition sous forme de kits pédagogiques, ainsi que de logiciels de e-learning destinés à la formation individuelle.

## GROUP RISK MANAGEMENT (GRM)

La **gestion des risques** est inhérente à l'activité bancaire et constitue l'un des fondements du fonctionnement du groupe BNP Paribas. La responsabilité de son contrôle, de sa mesure et plus généralement de sa supervision est confiée à une fonction dédiée, **Group Risk Management**, qui assure la définition, la diffusion et la mise en application des règles et procédures correspondantes.

Si la responsabilité première des risques demeure celle des pôles et métiers qui les proposent, GRM a pour mission de **garantir que les risques pris par la banque sont conformes et compatibles avec ses politiques de risques et ses objectifs de rentabilité et de notation sur le marché**. La fonction exerce un contrôle des risques, **a priori et en continu**, nettement différencié de celui de l'Audit Interne, effectué de façon périodique et a posteriori. Elle communique régulièrement au Comité de contrôle interne et des risques du Conseil d'administration de la banque ses principaux constats en matière de risques et l'informe sur les méthodes de mesure qu'elle met en œuvre pour les apprécier et les consolider au niveau du groupe.

GRM est **une fonction indépendante qui rapporte à la Direction Générale** et n'a aucune liaison hiérarchique avec les responsables des pôles, des métiers ou des territoires. L'objectif d'un tel positionnement est, notamment, d'assurer l'objectivité du contrôle des risques par l'absence d'implication directe dans la logique commerciale.

GRM a une **compétence étendue et a vocation à couvrir l'ensemble des risques générés** par l'activité du groupe. La fonction intervient à **tous les niveaux de la chaîne de prise et de suivi du risque**. Ses missions permanentes sont notamment de formuler des recommandations en matière de politiques de risques, d'analyser le portefeuille de crédit avec une vision prospective, d'approuver les crédits et les limites de trading, de garantir la qualité et l'efficacité des procédures de suivi et d'assurer un reporting exhaustif et fiable des risques pour la Direction Générale. Enfin, il lui revient de vérifier que toutes les conséquences en termes de risques du lancement d'activités ou produits nouveaux ont bien été évaluées. Cet exercice repose sur l'implication conjointe du métier promoteur et de l'ensemble des fonctions concernées (juridique, déontologique, fiscale, informatique, comptabilité générale et analytique), GRM veillant à la qualité de l'exercice de validation : analyse de l'inventaire des risques et des moyens mis en œuvre pour les minimiser, définition des conditions minimales à réunir pour assurer un développement sain de l'activité.



**préciser le traitement comptable approprié dans le cadre des nouvelles normes des prestations médicales rendues par cet organisme.**

• **Immobilisations corporelles (IAS 16 et 36) :**
Par référence à la méthode du coût historique, les réévaluations des immobilisations d'exploitation opérées par le groupe en 1991 et 1992 seront annulées. En outre l'application de la méthode des composants imposant l'utilisation de durées d'amortissement différenciées sur chacun des composants d'un même bien devrait conduire à déterminer un différentiel d'amortissement imputé sur les capitaux propres.
S'agissant des actifs immobiliers de placement détenus dans la perspective d'en retirer des loyers et de valoriser le capital investi, la banque n'a pas encore décidé si elle opterait pour la faculté de les valoriser à leur valeur recouvrable, ce qui conduirait à la constatation d'une
plus-value latente qui viendrait augmenter les capitaux propres.

• **Commissions :** les méthodes d'étalement de certaines commissions reçues ou payées dans le cadre des activités de financement de la banque d'intermédiation conduiront à reprendre les charges et les produits comptabilisés lors de la mise en place des prêts selon les règles actuelles pour les intégrer au taux effectif d'intérêt de ces prêts selon la norme IAS 18, notamment s'agissant des commissions versées aux apporteurs d'affaires.

• **Opérations à taux administré :** les dispositions de la norme IAS 37 sur les passifs éventuels conduisent à examiner la situation des contrats conclus avec la clientèle à des conditions administrativement réglementées, qu'il s'agisse de la phase d'épargne de ces contrats ou de la phase de prêt qui lui est éventuellement associé. La comparaison des conditions imposées à chacune de ces phases avec les conditions de marché permettra de déterminer si certains de ces contrats présentent un caractère déficitaire qui ferait alors l'objet d'une provision dotée par capitaux propres.

• **Contrats de location (IAS 17) :**
L'analyse de la substance des contrats, conformément à la norme IAS 17 dont les dispositions sont plus précises que celles des textes français, pourrait aboutir dans certains cas à requalifier en location simple certains contrats actuellement traités comme des opérations de location-financement. En outre, la norme IAS 17 prévoit la prise en compte de la valeur résiduelle réévaluée des biens loués dans le plan d'amortissement de ces derniers ainsi qu'une révision plus systématique de cette dernière.

### RÉFORME DU RATIO INTERNATIONAL DE SOLVABILITÉ (BÂLE 2)

La détermination des nouvelles exigences de capital réglementaire en application de l'Accord en cours de négociation dit de Bâle 2 fait l'objet d'un projet interne structuré, considéré comme majeur par le groupe. Le Directeur Général préside le comité de pilotage.

BNP Paribas met en œuvre les meilleures pratiques afin d'adopter au plus tôt les méthodes avancées de calcul de capital qui permettront de pouvoir bénéficier du plein effet des opportunités offertes par le futur cadre réglementaire. Dès 2001, un nouveau dispositif de notation des entreprises avait été mis en place. Par ailleurs, des bases de données historiques sont en cours de constitution. Le groupe espère ainsi bénéficier d'une réduction du besoin en capital pour les risques de crédit et contenir à un niveau modeste les exigences nouvelles liées aux risques opérationnels.

Dans le prolongement de cette évolution réglementaire, le capital économique devrait être utilisé comme outil de pilotage pour l'ensemble du groupe. D'ores et déjà, la Banque de Financement et d'Investissement et la Banque de Détail en France disposent d'outils de calcul de la rentabilité corrigée du risque dans leur démarche commerciale. Des analyses d'ensemble s'appuyant sur la détermination du capital ajusté aux risques se mettent progressivement en place.

## LE FONCTIONNEMENT DU CONTRÔLE INTERNE

## LES RISQUES DÉONTOLOGIQUES ET D'ÉTHIQUE

La protection des investisseurs, l'exactitude et l'exhaustivité des informations diffusées par les entreprises sont désormais des priorités pour les régulateurs. Le groupe BNP Paribas est particulièrement attentif à ces sujets ainsi qu'à l'éthique dans les comportements professionnels, la déontologie et la lutte contre le blanchiment d'argent, la corruption et le financement du terrorisme.
La fonction **Éthique et Déontologie groupe** a la pleine et entière responsabilité de ces domaines au niveau mondial, avec un accès direct et indépendant au Comité exécutif et au Comité du contrôle interne et des risques du Conseil d'administration.
Pour assurer la maîtrise de ces risques, la fonction a mis en place un système de contrôle interne qui s'appuie notamment sur :

- un référentiel de **procédures internes**. Elles tiennent compte en permanence des nouvelles exigences réglementaires et s'inscrivent dans les principes de



**RATIO DE LIQUIDITÉ**
Il mesure l'impasse potentielle de liquidité à un mois. La norme réglementaire est de 100 %.

**COEFFICIENT DE FONDS PROPRES ET DE RESSOURCES PERMANENTES**
Ce ratio mesure la couverture des emplois à plus de cinq ans par des ressources de durée résiduelle supérieure à cinq ans. La norme réglementaire est de 60 %.

## PASSAGE AUX NORMES IFRS ET RÉFORME DU RATIO INTERNATIONAL DE SOLVABILITÉ (BÂLE 2)

### CHANGEMENT DE RÉFÉRENTIEL COMPTABLE

**Conduite du projet**

L'analyse et la mise en œuvre des normes IAS/IFRS au sein du groupe sont engagées depuis 2002 sous la forme d'un projet dirigé par la Direction Financière du groupe en coopération avec les métiers et les fonctions. Responsable de la fraction du projet le concernant, chaque pôle du groupe rapporte devant un comité de pilotage de l'avancement du projet dans le calendrier retenu. Les choix comptables opérés après analyse des impacts sont validés par un comité technique.

Le projet est découpé en trois phases principales :

1. *L'étude d'impact :* elle a permis d'identifier les incidences de chaque changement de norme comptable et de préciser la définition des nouveaux principes du groupe. L'étude d'impact est terminée pour la plupart des thématiques, à l'exception du traitement des instruments financiers dont les règles n'ont pas été adoptées par le Comité de la Réglementation Comptable européen (ARC).

2. *La phase d'élaboration des spécifications détaillées :* aujourd'hui achevée, cette phase a permis d'adapter à chaque entité du groupe les spécifications retenues et de définir les actions à mettre en œuvre pour produire les informations demandées.

3. *La phase de mise en œuvre :* les travaux en cours engagés depuis la mi-2003 concernent tant les plates-formes comptables et leurs satellites (systèmes opérations de front office et back-office) que les systèmes de consolidation et leur alimentation. La mise en œuvre des évolutions de systèmes et d'organisation s'accompagne d'un large plan de formation qui se poursuivra en 2004.

**Différences de principes et de méthodes entre les normes IAS/IFRS et le référentiel comptable français**

La banque a procédé à l'examen des normes IAS/IFRS adoptées par le Comité de la Réglementation Comptable européen (ARC) le 16 juillet 2003 afin d'identifier les différences de normes et de méthodes comptables existant entre le référentiel IAS et le référentiel français actuellement utilisé.

En conséquence, les différences identifiées à ce stade ne tiennent évidemment pas compte des normes relatives au traitement des instruments financiers (IAS 39) et des instruments de capital et de dette (IAS 32) non adoptées par l'ARC, ni des révisions non encore approuvées par l'ARC des normes adoptées, ni des projets encore sous forme d'exposés sondages qui seront publiés en 2004 par l'IASB.

Compte tenu de ces éléments, les principales différences de comptabilisation et d'évaluation identifiées à ce stade portent sur les éléments suivants. Cette liste ne peut être considérée comme exhaustive et définitive.

• **Fonds pour risques bancaires généraux :** La norme relative aux provisions et passifs éventuels (IAS 37) ne reconnaît pas les fonds pour risques bancaires généraux comme éligibles aux passifs enregistrés par l'entreprise. Les montants correspondants viendront donc augmenter les capitaux propres.

• **Engagements sociaux (IAS 19) :**
Le risque général lié à la démographie relative des populations pensionnée et active de la banque en France, qui aurait en cas de besoin pu faire l'objet d'une décision de couverture depuis 1993, par une fraction du fonds pour risques bancaires généraux, sera désormais couvert par une provision inscrite au passif prélevée sur les capitaux propres. Rappelons que depuis 1993, le dispositif de retraite des banques en France est le système interprofessionnel général, régime par répartition au titre duquel les entreprises ne portent aucun engagement au-delà des cotisations annuelles. La provision à constituer ne tient donc qu'à des engagements résiduels, en voie d'extinction depuis la fermeture des régimes antérieurs intervenue en septembre 1993. De même les écarts actuariels non encore amortis sur les engagements sociaux résultant de quelques régimes étrangers à prestations définies seront provisionnés au 1er janvier 2004.

**Enfin, en ce qui concerne le régime de solidarité sociale organisé de façon indépendante par la Mutuelle de BNP Paribas, les travaux nécessaires ont été engagés pour**



## LES RATIOS PRUDENTIELS

### RATIO INTERNATIONAL DE SOLVABILITÉ

| En milliards d'euros | 31 décembre 2003 | 31 décembre 2002 |
|---|---|---|
| Capitaux propres part du groupe avant affectation du résultat | 28,3 | 26,4 |
| Dividendes | -1,2 | -1,0 |
| Intérêts minoritaires, après distribution | 4,7 | 4,3 |
| *dont actions de préférence* | *3,5* | *3,1* |
| Fonds pour risques bancaires généraux | 0,8 | 1,0 |
| Déductions prudentielles et autres éléments [1] | -6,9 | -7,6 |
| **Total des fonds propres durs (Tier 1)** | **25,7** | **23,0** |
| Total des fonds propres complémentaires (Tier 2) | 11,7 | 13,0 |
| Autres déductions prudentielles [2] | -2,5 | -5,7 |
| Fonds propres surcomplémentaires (Tier 3 ) alloués | 0,5 | 0,6 |
| **Total des fonds propres prudentiels** | **35,4** | **30,9** |
| **Risques pondérés** | **273,9** | **284,3** |
| **Ratio Tier one** | **9,4 %** | **8,1 %** |
| **Ratio international de solvabilité** | **12,9 %** | **10,9 %** |

[1] *Principalement composé des survaleurs et des immobilisations incorporelles.*

[2] *Participations dans les sociétés financières non consolidées ou mises en équivalence.*

### ADÉQUATION DES FONDS PROPRES

Au 31 décembre 2003, l'exigence de fonds propres pour le groupe BNP Paribas, calculée en application des règlements et instructions transposant en France la directive européenne "Adéquation des fonds propres des entreprises d'investissement et des établissements de crédit", s'analyse comme suit :

- le ratio fonds propres disponibles sur fonds propres exigés s'établit à 163 % sans tenir compte des fonds propres surcomplémentaires (136 % au 31 décembre 2002) ;
- il atteint 168 % en intégrant les fonds propres surcomplémentaires (142 % au 31 décembre 2002).

Dans de nombreux pays où le groupe opère, il respecte, en outre, des ratios particuliers selon des modalités contrôlées par les autorités de supervision compétentes. Il s'agit notamment de ratios portant sur :

- la division des risques ;
- la liquidité ;
- les équilibres de bilan (transformation).

En France, ces ratios sont ainsi définis :

#### CONTRÔLE DES GRANDS RISQUES

Le montant total des risques encourus sur les bénéficiaires dont les risques dépassent pour chacun d'eux 10 % des fonds propres nets consolidés du groupe ne doit pas excéder 8 fois les fonds propres.

Le montant total des risques pondérés sur un groupe de clients considérés comme un seul bénéficiaire ne doit pas excéder 25 % des fonds propres nets consolidés du groupe. Sont considérées comme un même bénéficiaire les personnes physiques ou morales qui sont liées de telle sorte qu'il est probable que si l'une d'entre elles rencontrait des problèmes financiers les autres connaîtraient des difficultés de remboursement.



## ÉVOLUTION DU CAPITAL

| | Nombre d'actions | Capital |
|---|---|---|
| **Situation au 31/12/1999** | **449 666 744** | **1 798 666 976** |
| Souscription aux plans d'options [1] | 462 750 | 1 851 000 |
| **Situation au 26/01/2000** | **450 129 494** | **1 800 517 976** |
| Annulation d'actions | -7 053 612 | -28 214 448 |
| **Situation au 23/05/2000** | **443 075 882** | **1 772 303 528** |
| Souscription aux plans d'option [2] | 167 430 | 669 720 |
| Souscription réservée aux adhérents du PEE | 4 821 403 | 19 285 612 |
| **Situation au 13/07/2000** | **448 064 715** | **1 792 258 860** |
| **Situation au 31/12/2000** | **448 064 715** | **1 792 258 860** |
| Souscription aux plans d'option [3] | 141 340 | 565 360 |
| **Situation au 29/01/2001** | **448 206 055** | **1 792 824 220** |
| Annulation d'actions | -9 000 000 | -36 000 000 |
| Souscription aux plans d'option [4] | 417 720 | 1 670 880 |
| Souscription réservée aux adhérents du PEE [5] | 3 361 921 | 13 447 684 |
| **Situation au 30/06/2001** | **442 985 696** | **1 771 942 784** |
| **Situation au 31/12/2001** | **442 985 696** | **1 771 942 784** |
| Souscription aux plans d'option [6] | 325 801 | 1 303 204 |
| **Situation au 17/01/2002** | **443 311 497** | **1 773 245 988** |
| Division par 2 du nominal de l'action | | |
| **Situation au 20/02/2002** | **886 622 994** | **1 773 245 988** |
| Souscription aux plans d'option [7] | 927 046 | 1 854 092 |
| Souscription réservée aux adhérents du PEE [8] | 7 623 799 | 15 247 598 |
| **Situation au 30/06/2002** | **895 173 839** | **1 790 347 678** |
| **Situation au 31/12/2002** | **895 173 839** | **1 790 347 678** |
| Souscription aux plans d'option [9] | 705 985 | 1 411 970 |
| **Situation au 23/01/2003** | **895 879 824** | **1 791 759 648** |
| Souscription aux plans d'option [10] | 618 431 | 1 236 862 |
| Souscription réservée aux adhérents du PEE [11] | 6 673 360 | 13 346 720 |
| **Situation au 02/07/2003** | **903 171 615** | **1 806 343 230** |
| **Situation au 31/12/2003** | **903 171 615** | **1 806 343 230** |
| Souscription aux plans d"option [12] | 443 989 | 887 978 |
| **Situation au 28/01/2004** | **903 615 604** | **1 807 231 208** |

*Dans le cadre des programmes de rachat d'actions, au cours de l'exercice 2003, le groupe BNP Paribas a racheté sur le marché 22 547 920 actions à un cours moyen de 47,04 euros par action de nominal 2 euros et revendu 1 950 652 actions sur le marché au cours moyen de 44,27 euros par action de nominal 2 euros. Les frais de négociation se sont élevés à 0,097 million d'euros.*
*Au 31 décembre 2003, le groupe BNP Paribas détenait 44 818 443 actions de nominal 2 euros représentant 1 905 millions d'euros qui ont été portées en réduction des capitaux propres. Ces actions représentaient 4,96 % du capital social au 31 décembre 2003 (cf. note annexe 22 des états financiers consolidés).*
*Il restait à lever au 31 décembre 2003 23 960 398 options de souscription d'actions (dont 23 734 549 actions potentielles à créer) et 8 850 163 options d'achat d'actions dans le cadre des plans d'options du groupe BNP Paribas (cf. note annexe 36 des états financiers consolidés).*

*(1) Les 462 750 actions créées en janvier 2000 portent jouissance au 1er janvier 1999.*
*(2) 65 790 actions portent jouissance au 1er janvier 1999 et 101 640 portent jouissance au 1er janvier 2000.*
*(3) Les 141 340 actions créées en janvier 2001 portent jouissance au 1er janvier 2000.*
*(4) Les 417 720 actions créées en juin 2001 portent jouissance au 1er janvier 2000.*
*(5) Les 3 361 921 actions créées en juin 2001 portent jouissance au 1er janvier 2001.*
*(6) Les 325 801 actions créées en janvier 2002 portent jouissance au 1er janvier 2001.*
*(7) Les 927 046 actions créées en juin 2002 portent jouissance au 1er janvier 2001.*
*(8) Les 7 623 799 actions créées en juin 2002 portent jouissance au 1er janvier 2002.*
*(9) Les 705 985 actions créées en janvier 2003 portent jouissance au 1er janvier 2002.*
*(10) 517 716 actions portent jouissance au 1er janvier 2002 et 100 715 portent jouissance au 1er janvier 2003.*
*(11) Les 6 673 360 actions créées en juillet 2003 portent jouissance au 1er janvier 2003.*
*(12) [illegible]*



# ANNEXES

## LES RÉSULTATS DE BNP PARIBAS SA

### COMPTE DE RÉSULTAT SYNTHÉTIQUE SUR 3 ANS

| En millions d'euros | 2003 | 2002 | 2001 | Variation 2003/2002 | Variation 2002/2001 |
|---|---|---|---|---|---|
| **Produit net bancaire** | **9 222** | **9 012** | **8 738** | **+2,3 %** | **+3,1 %** |
| Frais de gestion | -5 824 | -5 712 | -6 048 | +2,0 % | -5,6 % |
| **Résultat brut d'exploitation** | **3 398** | **3 300** | **2 690** | **+3,0 %** | **+22,7 %** |
| Coût du risque | -715 | -820 | -622 | -12,8 % | +31,8 % |
| **Résultat d'exploitation** | **2 683** | **2 480** | **2 068** | **+8,2 %** | **+19,9 %** |
| Gains ou pertes sur actifs immobilisés | -70 | 364 | 2 366 | NS | NS |
| Résultat exceptionnel | -416 | -67 | -98 | NS | NS |
| Impôt sur les bénéfices | -12 | 66 | -373 | NS | NS |
| Dotation nette aux fonds pour risques bancaires généraux et provisions réglementées | 174 | -13 | -38 | NS | NS |
| **Résultat net** | **2 359** | **2 830** | **3 925** | **-16,6 %** | **-27,9 %** |

## LA RÉPARTITION DES BÉNÉFICES EN 2003

Le Conseil d'administration proposera à l'Assemblée Générale du 28 mai 2004 les modalités suivantes de répartition du solde bénéficiaire de l'exercice 2003, soit 2 358 756 301,88 euros, complété du report à nouveau antérieur soit 6 110 425 156,15 euros, soit un ensemble d'un montant de 8 469 181 458,03 euros :

- dotation à la réserve légale à caractère de réserve spéciale des plus-values à long terme : 856 423,20 euros ;
- dotation à la réserve spéciale des plus-values à long terme : 102 919 700,80 euros ;
- dotation à la réserve spéciale d'investissements : 36 193 223,00 euros ;
- distribution aux actionnaires d'un dividende total de 1 310 242 625,80 euros ;
- affectation au report à nouveau : 7 018 969 485,23 euros.

| Débit | | Crédit | |
|---|---|---|---|
| Solde disponible ainsi réparti : | | Report antérieur | 6 110 425 156,15 |
| Réserves diverses | 139 969 347,00 | Produits nets de l'exercice déduction faite des frais généraux, amortissements, provisions pour risques et autres charges | 2 358 756 301,88 |
| Attribution aux actionnaires | 1 310 242 625,80 | | |
| Report à nouveau | 7 018 969 485,23 | | |
| **Total** | **8 469 181 458,03** | **Total** | **8 469 181 458,03** |



Community First, dont le total de bilan s'élève à USD 5,465 milliards, a réalisé en 2003 un PNB de USD 331 millions et un résultat net de USD 75 millions ; son ROE 2003 s'élève à 20,5 %. Community First est issue de la consolidation d'un ensemble de banques locales (Community Bank) qui s'est progressivement développé par acquisitions au cours des 15 dernières années. Elle a une présence forte dans le Colorado, le Wyoming, le Minnesota et le Dakota du Nord. Elle est également implantée dans l'Arizona, le Nouveau-Mexique, l'Utah, le Dakota du Sud, le Nebraska, l'Iowa, le Wisconsin et la Californie. Community First détient une part de marché moyenne de 17 % dans les "counties" où elle est implantée.

L'opération devrait générer des synergies significatives permettant de créer de la valeur dès la première année. Grâce à la complémentarité géographique et à la compatibilité des approches stratégiques de Community First et BancWest, ainsi qu'au savoir-faire de cette dernière en matière d'intégration, les risques d'exécution sont particulièrement limités.

"Cette opération s'inscrit dans le cadre de notre recherche active d'acquisitions disciplinées, c'est-à-dire créatrices de valeur, raisonnables par leur taille et leur montant, et permettant d'accélérer le développement de BNP Paribas dans des métiers et des régions du monde à fort potentiel. Elle est exemplaire de la manière dont nous entendons utiliser notre capital", a déclaré Baudouin Prot, Directeur Général de BNP Paribas.

"Community First est une entreprise performante et rentable qui a su créer une relation de qualité avec ses clients", a déclaré pour sa part Don Mc Grath, le président de BancWest. "Elle est complémentaire de Bank of the West. Elle opère dans des États en forte croissance qui prolongent notre implantation. C'est un rapprochement entre deux banques compatibles et complémentaires qui présente une grande logique stratégique et financière. Il crée en outre de nouvelles opportunités de croissance dans l'ouest des États-Unis."

L'opération est soumise à l'Assemblée Générale des actionnaires de Community First, ainsi qu'à l'approbation des autorités réglementaires et boursières. Le closing de l'opération devrait intervenir dans le courant du troisième trimestre 2004.



# ÉVÉNEMENTS RÉCENTS

**28 janvier 2004** - Rapprochement Atis Real et BNP Paribas Immobilier : Atis Real et BNP Paribas Immobilier ont conclu le 27 janvier 2004 un accord aux termes duquel BNP Paribas Immobilier prendra une participation de 49,9 % du capital d'Atis Real International SAS, les 50,1 % restant étant conservés par le groupe Vendôme Rome et Crédit Lyonnais Private Equity.

Atis Real International regroupe l'ensemble des activités de services en immobilier d'entreprise d'Atis Real (transaction, conseil, expertise et gestion à l'international). Il s'agit en France d'Atis Real Auguste Thouard, ATHF et Expertim, en Grande-Bretagne d'Atis Real Weatherall, en Allemagne d'Atis Real Müller et des implantations d'Atis Real en Espagne et au Benelux.

BNP Paribas Immobilier aura la pleine responsabilité opérationnelle d'Atis Real International SAS. Le président de la société sera Philippe Zivkovic, président de BNP Paribas Immobilier. La gestion de l'entreprise sera assurée par un directoire, présidé par Alain Béchade. Les autres membres seront Greg Cooke et Peter Rösler, respectivement responsables d'Atis Real Weatherall et d'Atis Real Müller, et le directeur administratif et financier de l'entreprise.

Cette opération de rapprochement entre Atis Real International et BNP Paribas Immobilier donne naissance à un acteur majeur dans les métiers de l'immobilier d'entreprise en Europe, fort de 2 000 collaborateurs et en mesure d'offrir une gamme complète de services à ses clients.

BNP Paribas Immobilier acquerra dans les cinq ans la totalité du capital restant d'Atis Real International. La réalisation définitive de cette opération est soumise à l'octroi des autorisations requises.

**9 février 2004** – Dans sa séance du 4 février 2004, le Conseil d'administration a pris acte de la démission en fin d'année 2003 de M. Jean-Marie Messier de son mandat d'administrateur et l'a remercié de sa contribution au développement de BNP Paribas.

**11 février 2004** – La Commission nationale de recensement des résultats du scrutin du 5 février 2004, relatifs à l'élection des représentants du personnel au Conseil d'administration de BNP Paribas SA pour le collège des techniciens des métiers de la banque, s'est tenue le 11 février 2004. Ont été proclamés élus MM. Jean-Marie Gianno et Jean-François Trufelli ; ils remplaceront MM. Jack Delage et Jean Morio au Conseil d'administration.

**13 février 2004** – BNP Paribas augmente de 10 % sa participation majoritaire dans le capital de la BMCI : BNP Paribas a racheté le 12 février 2004 10 % du capital de la BMCI (Banque Marocaine pour le Commerce et l'Industrie) sur le marché des blocs de la Bourse des valeurs de Casablanca.

Cette acquisition est conforme à la stratégie du groupe BNP Paribas de renforcer sa présence au Maroc.

**4 mars 2004** – Cession par BNP Paribas d'environ 10 % du capital d'Eiffage : BNP Paribas a procédé le 4 mars 2004 à la cession sur le marché de 1,45 million de titres Eiffage, représentant environ 10 % du capital de la société, dont il détient désormais 19,2 %.

**16 mars 2004** – BancWest conclut un accord en vue d'acquérir Community First Bankshares. Le groupe BNP Paribas poursuit son développement dans l'ouest des États-Unis.

BancWest, filiale américaine de banque de détail du groupe BNP Paribas, a signé un accord avec Community First Bankshares ("Community First") en vue d'acquérir cette société cotée au Nasdaq (CFBX). BancWest opère à travers un réseau de 357 agences dans 7 États de l'Ouest, principalement la Californie et Hawaii. Elle exerce sous les marques Bank of the West sur le continent et First Hawaiian à Hawaii. Community First possède, pour sa part, 155 agences réparties sur 12 États principalement dans l'ouest des États-Unis.

Cette opération est conforme à la stratégie de développement de BNP Paribas dans la banque de détail aux États-Unis et à sa politique disciplinée d'acquisitions. Elle permettrait à BancWest de franchir le cap des 500 agences, d'atteindre 3,4 millions de comptes et de devenir la 7ᵉ banque de l'ouest des États-Unis, un ensemble de 18 États et 100 millions d'habitants dont les perspectives de croissance démographique sont parmi les plus élevées du pays.

Lundi 15 mars, le Conseil d'administration de Community First a approuvé la cession de 100 % de son capital à BancWest. Le prix d'acquisition s'élèverait à USD 1,2 milliard (USD 32,25 par titre), soit 16,2 fois les résultats 2003, ce qui représente une prime de 14 % par rapport à la moyenne des cours de Bourse des 3 derniers mois. À l'issue de l'opération, l'ensemble des activités de Community First passeront sous la marque Bank of the West.



**Services Financiers et Banque de Détail à l'International**
BancWest a pour priorité, en 2004, de valoriser sa base de clientèle en augmentant le nombre de produits vendus par client et les ventes croisées avec BFI (Trade Finance, Cash Management, Equity Derivatives, Public Finance). Les positions nationales fortes déjà acquises sur des créneaux spécialisés (Marine, Recreational Vehicles, Church Lending, Small Business Administration) devraient être développées par croissance organique, tandis que seront recherchées également toutes les opportunités de croissance externe dans le respect des critères d'acquisition du groupe.

Cetelem a pour priorité de poursuivre son développement commercial en France tout en restant attentif aux marges, avec en particulier la reprise, prévue en milieu d'année, de l'animation des comptes de crédit revolving du réseau France. Hors de France, Cetelem devrait capitaliser sur sa position de leader européen et accélérer sa croissance dans certains grands pays émergents, notamment le Mexique, où le lancement d'une filiale est prévu en 2004.

BNP Paribas Lease Group, UCB et Arval PHH ont pour priorité de poursuivre leur développement qui devrait bénéficier en France des ventes croisées avec BDDF et devrait permettre de prolonger hors de France la dynamique des années récentes. Pour les activités de Banque de Détail dans les marchés émergents et outre-mer, la priorité est à l'optimisation du dispositif de gestion, à la poursuite d'un contrôle des risques strict et à un développement sélectif dans les zones les plus prometteuses, notamment le Maghreb et les pays du Golfe Persique.

## BANQUE PRIVÉE, GESTION D'ACTIFS, CORTAL CONSORS, ASSURANCE ET TITRES

En ce qui concerne les activités de BPGA, la priorité pour 2004 est à la croissance et au renforcement des positions européennes. En particulier, la Banque Privée devrait développer ses forces de vente en Suisse, en Asie, en Espagne, en Italie et en Belgique, la Gestion d'Actifs s'attachera à développer de nouveaux produits alternatifs structurés et portant sur les marchés émergents, et à renforcer ses capacités de conseil en sélection de fonds et de gestions déléguées. Cortal Consors devrait déployer de nouveaux services destinés aux "traders" et lancer une offre ciblée sur la clientèle "affluent". Cette filiale a également pour ambition de créer un réseau de conseillers financiers indépendants en Allemagne afin de toucher une nouvelle catégorie de clientèle dans ce pays. BNP Paribas Assurance cherchera à renforcer son positionnement majeur sur le marché de l'épargne retraite en France à l'occasion de l'entrée en vigueur de la nouvelle réglementation dans ce domaine et à poursuivre sa croissance rapide hors de France, notamment dans le secteur de la prévoyance. BPSS aura pour priorité de développer les services aux investisseurs afin d'assurer un relais de croissance aux activités de conservation/compensation.

## BANQUE DE FINANCEMENT ET D'INVESTISSEMENT

La Banque de Financement et d'Investissement s'attachera en 2004 à poursuivre son développement sur les marchés de capitaux tout en relançant la dynamique des métiers de financement.

Le Fixed Income devrait capitaliser sur sa position de leader en Europe pour accroître sa présence aux États-Unis et élargir la couverture des clients institutionnels et des fonds. Les Dérivés Actions viseront à consolider la place du groupe parmi les leaders mondiaux. Le partenariat novateur avec Exane devrait être mis en œuvre dans le domaine du courtage institutionnel sur actions en Europe. Le Corporate Finance a pour priorité de poursuivre son développement, notamment en France mais aussi en Italie, en Allemagne, au Royaume-Uni, pour renforcer sa couverture européenne. En outre, une stratégie commerciale offensive devrait être menée vis-à-vis des mid-caps en liaison avec les Centres d'Affaires du réseau France.

Dans un contexte économique plus favorable qu'en 2003, les métiers de financement devraient pouvoir déployer une nouvelle dynamique de développement, en particulier pour les opérations transfrontières et les financements structurés, tout en conservant leur stricte discipline de contrôle des risques. Dans le domaine de l'énergie et des matières premières, le développement sur les produits dérivés devrait être activement poursuivi et la politique de distribution des autres produits de BFI auprès des clients sera intensifiée, notamment dans les pays émergents.



# PERSPECTIVES

Pour l'exercice 2004, dans un environnement économique et financier qui semble orienté vers une amélioration, y compris en Europe, le groupe BNP Paribas donne la priorité au développement. En l'absence de choc majeur, le groupe devrait enregistrer en 2004 une nouvelle progression de ses résultats.

**GROUPE**

Le groupe a mis en place en France des réseaux de distribution diversifiés et puissants qui touchent 10 millions de clients particuliers et professionnels et 60 000 entreprises. Il s'est affirmé comme un véritable leader européen avec des métiers "multilocaux" (Cetelem, Arval PHH, BPLG, BPSS, Cortal Consors...), qui couvrent chacun de nombreux pays européens et bénéficient de l'effet de taille que leur confère leur position de leader, et des métiers globaux (Fixed Income, Dérivés Actions, Financements) s'adressant à l'ensemble des grandes clientèles européennes à partir d'un point central et faisant partie des principaux acteurs dans leur spécialité en Europe.

Aux États-Unis, le groupe BNP Paribas possède la cinquième banque de détail en Californie et la première à Hawaii et sert 2 millions de clients. Il y occupe aussi des positions reconnues au niveau national sur des métiers spécialisés (financements structurés, dérivés, énergie et matières premières, export, financement de projet) de la Banque de Financement et d'Investissement.

À partir de ces positions fortes en Europe et aux États-Unis, le groupe a les moyens de mettre en œuvre une croissance soutenue en tirant parti des améliorations de la conjoncture économique.

Il s'attachera aussi à tirer parti des relais de croissance qu'il a mis en place sur des marchés à fort potentiel où son expérience lui assure une bonne connaissance du terrain.

Au Brésil, le groupe dispose d'une présence multimétiers (BFI, BPGA, SFDI) nourrie par une forte croissance organique. BNP Paribas Brésil dégage une très forte rentabilité. En Chine, BNP Paribas opère de longue date à partir de sa forte plate-forme de Hong Kong et va accélérer son développement à partir de Shangaï. En Russie, la position éminente déjà occupée dans le financement de l'énergie et des matières premières par la filiale moscovite du groupe sera mise à profit pour développer les autres métiers de Banque de Financement et d'Investissement, tandis que de nouveaux partenariats seront recherchés avec des acteurs locaux. Au Moyen-Orient et au Maghreb, les activités du groupe seront activement développées (Maroc, Tunisie, Golfe Persique).

Après avoir à nouveau manifesté sa réactivité dans la gestion des coûts en 2003, en atteignant les objectifs ambitieux qu'il s'était fixés dans chacun des pôles et qui ont permis de ramener le coefficient d'exploitation à un niveau très proche de celui de 2001, le groupe entend maintenir sa discipline dans ce domaine. Un programme de gains de productivité a été lancé en avril 2003 qui générera 240 millions d'euros d'économies à fin 2004 au travers de 83 projets identifiés. Par ailleurs, le groupe met en place avec IBM une coentreprise pour optimiser la gestion de sa production informatique en gardant la maîtrise de son environnement technique.

De même, BNP Paribas s'attachera à maintenir la plus grande rigueur dans le contrôle des risques. Son approche prudente et les procédures mises en place ont permis de traverser le ralentissement économique qui a affecté les États-Unis puis l'Europe depuis quatre ans avec un coût du risque limité à 0,51 % des actifs pondérés en 2002 et 0,50 % en 2003.

Enfin, BNP Paribas entend optimiser la gestion du capital en combinant une croissance organique vigoureuse, la recherche d'opportunités d'acquisitions dans le respect des disciplines du groupe, une augmentation du dividende de 21 % au titre de l'exercice 2003[1] et la mise en œuvre du programme de rachat d'actions annoncé en juillet 2003, au titre duquel il reste 1,5 milliard d'euros d'actions à acquérir en 2004.

## Priorités 2004 des grands domaines d'activité

## BANQUE DE DÉTAIL

**Banque de Détail en France**

La Banque de Détail en France a pour objectif de poursuivre sa modernisation et ses investissements afin d'assurer une disponibilité commerciale accrue et de mieux servir les clients. La montée en charge de la Banque Multicanal, pour les particuliers, les centres de conseils dédiés à la Banque Privée, les forces de vente spécialisées pour les professionnels et les entrepreneurs et la mise en place des Centres d'Affaires, pour les entreprises et les institutionnels, devraient contribuer à soutenir cette dynamique commerciale.

Les ventes croisées systématiques avec tous les métiers de BFI, BPGA et SFDI ainsi que la poursuite des gains de productivité et l'amélioration de la qualité des traitements devraient également permettre la progression des revenus et une meilleure satisfaction des clients.

[1] *Sous réserve de l'approbation de l'Assemblée Générale des actionnaires.*



Les fonds pour risques bancaires généraux (FRBG) diminuent de 0,1 milliard d'euros pour s'établir à 0,8 milliard d'euros au 31 décembre 2003.

## CAPITAUX PROPRES

Les capitaux propres consolidés part du groupe de BNP Paribas (avant distribution du dividende) s'élevaient à 28,3 milliards d'euros au 31 décembre 2003, en augmentation de 7,1 % par rapport au 31 décembre 2002. L'accroissement des capitaux propres entre 2002 et 2003 provient principalement du résultat de l'exercice 2003 (3,8 milliards d'euros) partiellement compensé par la distribution de dividendes (-1 milliard d'euros). L'augmentation de capital de 0,2 milliard d'euros (émission d'actions réservées aux salariés et levées de stock-options de souscriptions) est neutralisée par des rachats d'actions BNP Paribas. La somme des achats de neutralisation des émissions en faveur des salariés et de la mise en œuvre du programme de rachat d'actions annoncé en juillet 2003 s'élève à -0,9 milliard d'euros. Les effets liés à la variation des parités monétaires représentent -0,2 milliard d'euros.

Les intérêts minoritaires progressent de 10,7 % à 5,0 milliards d'euros sous l'effet principalement d'une nouvelle émission d'actions de préférence en 2003.

## HORS BILAN

| En milliards d'euros | 31 décembre 2003 | 31 décembre 2002 | Variation 2003/2002 |
|---|---|---|---|
| **Engagements donnés** | | | |
| Engagements de financements donnés | 156,3 | 140,4 | +11,3 % |
| Engagements de garantie donnés | 56,9 | 60,2 | -5,5 % |
| Engagements relatifs à des titres à livrer | 7,4 | 8,0 | -7,5 % |
| Engagements donnés liés à l'activité d'assurance | 1,3 | 0,9 | +44,4 % |
| Opérations sur instruments financiers à terme | 18 356,8 | 13 959,8 | +31,5 % |
| **Engagements reçus** | | | |
| Engagements de financement reçus | 44,0 | 21,5 | +104,7 % |
| Engagements de garantie reçus | 43,0 | 43,8 | -1,8 % |
| Engagements relatifs à des titres à recevoir | 7,9 | 15,0 | -47,3 % |
| Engagements reçus liés à l'activité d'assurance | 2,8 | 2,1 | +33,3 % |

Les éléments hors bilan consolidés du groupe BNP Paribas s'élevaient à 18 676,4 milliards d'euros au 31 décembre 2003. Les opérations sur instruments financiers à terme représentaient 18 356,8 milliards d'euros (+31,5 % par rapport au 31 décembre 2002) dont 14 750,5 milliards au 31 décembre 2003 d'opérations fermes (+ 26,4 % par rapport au 31 décembre 2002) et 3 606,3 milliards d'euros au 31 décembre 2003 d'opérations conditionnelles (+57,2 %). Il convient de noter que ces montants sont le cumul des valeurs nominales des opérations sur instruments financiers à terme à la fois achetés et vendus. Ils sont le reflet de volumes d'activité élevés, liés à la fois à l'activité de couverture de BNP Paribas et aux instruments mis en place par le métier Fixed Income pour le compte de ses clients (swaps et contrats de taux principalement). Après pondération et prise en considération des compensations, les risques de contrepartie sur instruments financiers à terme atteignaient l'équivalent de 14,7 milliards d'euros au 31 décembre 2003 (13,9 milliards d'euros au 31 décembre 2002).

Pour plus d'information concernant les éléments hors bilan, voir les notes 23 et 24 des états financiers consolidés de BNP Paribas au 31 décembre 2003.

29,4 % des autres comptes de régularisation débiteurs qui s'élevaient à 6,7 milliards d'euros au 31 décembre 2003 et une augmentation liée à la reprise des marchés financiers de 16,1 % des actifs liés aux instruments conditionnels achetés qui s'élevaient à 42,2 milliards d'euros au 31 décembre 2003.

## PASSIF (hors capitaux propres et provisions)

**Général.** Le passif consolidé (hors capitaux propres et provisions) du groupe BNP Paribas (744,8 milliards au 31 décembre 2003) comprend les opérations interbancaires et assimilées, les opérations avec la clientèle, les dettes représentées par un titre, les provisions techniques des entreprises d'assurance et les comptes de régularisation et passifs divers. L'augmentation de 10,5 % par rapport au 31 décembre 2002 résulte d'une augmentation de la plupart de ses composantes et notamment de l'augmentation respectivement de 26,7 %, 7,5 % et 7,7 % des comptes de régularisation et passifs divers, des opérations interbancaires et assimilées et des opérations avec la clientèle.

**Opérations interbancaires et assimilées.** Les opérations interbancaires et assimilées ont augmenté de 7,5 % par rapport au 31 décembre 2002 et s'élèvent à 191,3 milliards d'euros au 31 décembre 2003. Cette évolution est due à l'augmentation de 16,9 % des comptes et emprunts (61,7 milliards d'euros au 31 décembre 2003) et de 7,1 % des opérations de pension (124,5 milliards d'euros au 31 décembre 2003), effet partiellement compensé par la diminution de 43,3 % des comptes ordinaires (5,0 milliards d'euros au 31 décembre 2003).

**Opérations avec la clientèle.** Les comptes créditeurs de la clientèle s'élevaient à 210,6 milliards d'euros au 31 décembre 2003 (+7,7 % par rapport au 31 décembre 2002). Les opérations de pensions ont augmenté de 66,9 % à 35,6 milliards d'euros au 31 décembre 2003, effet partiellement compensé par la diminution de 4,5 % des comptes à terme qui s'élevaient à 68,9 milliards d'euros au 31 décembre 2003 en raison principalement du faible niveau des taux d'intérêts qui conduit les clients vers des investissements plus rémunérateurs comme les produits garantis, les OPCVM monétaires, l'assurance-vie et les comptes d'épargne à régime spécial, ces derniers augmentant de 17,7 % pour s'établir à 36,6 milliards d'euros au 31 décembre 2003. Les comptes ordinaires ont diminué de 2,1 % à 69,5 milliards d'euros au 31 décembre 2003.

**Dettes représentées par un titre.** Les dettes représentées par un titre s'élevaient à 83,1 milliards d'euros au 31 décembre 2003 (-1,1 % par rapport au 31 décembre 2002). Cette évolution est principalement due à la baisse de 11,6 % des emprunts obligataires (10,0 milliards d'euros au 31 décembre 2003), en raison notamment de remboursements d'emprunts à taux fixes en euros, et à la baisse de 26,5 % des bons de caisse (4,9 milliards d'euros au 31 décembre 2003), partiellement compensée par une hausse de 3,2 % des titres de créances négociables qui s'élevaient à 67,0 milliards d'euros au 31 décembre 2003.

**Provisions techniques des entreprises d'assurance.** Les provisions techniques des entreprises d'assurance ont augmenté de 9,3 % par rapport au 31 décembre 2002, augmentation due principalement à l'accroissement des encours sur contrats euros et à la revalorisation de la valeur de marché des contrats en unité de compte à la suite du redressement des marchés boursiers.

**Comptes de régularisation et autres passifs.** Les comptes de régularisation et autres passifs s'élevaient à 184,8 milliards d'euros au 31 décembre 2003 (145,8 milliards d'euros au 31 décembre 2002). Cette évolution provient principalement de l'augmentation de 53,9 % des dettes attachées aux opérations sur titres (88,4 milliards d'euros au 31 décembre 2003), de 23,9 % des autres créditeurs et passifs divers (13,5 milliards d'euros au 31 décembre 2003), de 39,7 % des comptes de règlement relatifs aux opérations sur titres (6,9 milliards d'euros au 31 décembre 2003) et de 15,5 % des passifs liés aux instruments conditionnels vendus (43,6 milliards d'euros au 31 décembre 2003).

## PROVISIONS et FRBG

Les provisions pour risques et charges s'élevaient à 4,0 milliards d'euros au 31 décembre 2003 (4,1 milliards au 31 décembre 2002). La provision pour engagements sociaux a fait l'objet au cours de l'exercice 2003 d'une dotation exceptionnelle à hauteur de 0,2 milliard d'euros afin de tenir compte du changement de législation qui a conduit le groupe à modifier les hypothèses actuarielles retenues jusqu'ici pour calculer la valeur actuelle des engagements. La provision pour risques sectoriels éventuels (0,2 milliard d'euros), affectée notionnellement au 31 décembre 2002 aux moins-values latentes sur les participations cotées, a fait l'objet au cours de l'exercice 2003 d'une reprise pour tenir compte des provisions constituées sur chacune des lignes concernées. La provision pour restructuration a fait l'objet d'une utilisation de 0,1 milliard d'euros.

Les provisions pour créances risquées et assimilées ont fait l'objet au cours de l'exercice 2003 d'une constitution de provision générale de 0,25 milliard d'euros destinée à faire face aux conséquences d'une éventuelle poursuite du ralentissement conjoncturel en Europe.



# BILAN

## ACTIF

**Général.** Au 31 décembre 2003, le total du bilan consolidé du groupe BNP Paribas s'élevait à 783,1 milliards d'euros, en augmentation de 10,2 % par rapport au 31 décembre 2002. Les principaux éléments d'actifs du groupe regroupent les opérations interbancaires et assimilées, les opérations avec la clientèle, les placements des entreprises d'assurance, les titres (comprenant : les obligations et autres titres à revenu fixe, les actions et autres titres à revenu variable, les participations et parts dans les entreprises liées non consolidées et autres titres détenus à long terme et les participations et parts dans les entreprises liées mises en équivalence), qui, pris dans leur ensemble, représentaient 86,2 % du total des actifs au 31 décembre 2003 (84,5 % à fin 2002). L'évolution de 10,2 % résulte d'une augmentation de la plupart des éléments d'actifs, et notamment d'une hausse de 49,3 % du portefeuille titres du groupe et de 14,4 % des opérations interbancaires et assimilées.
La forte reprise des volumes d'activité sur les marchés de capitaux partiellement compensée par la baisse du dollar américain contre l'euro participe principalement à la hausse du total des actifs.

**Opérations interbancaires et assimilées.** Les opérations interbancaires et assimilées (nettes de provisions) s'élevaient à 274,9 milliards d'euros au 31 décembre 2003, en augmentation de 14,4 % par rapport au 31 décembre 2002. Les effets publics et valeurs assimilées sont les principaux contributeurs à cette hausse (+27 % à 106,7 milliards d'euros) ainsi que les créances sur les établissements de crédit (+11,2 % à 162,9 milliards d'euros), notamment au travers des opérations de pension.

**Opérations avec la clientèle.** Le total des opérations avec la clientèle (nettes de provisions) s'élève à 222 milliards d'euros au 31 décembre 2003, en diminution de 1,5 % par rapport au 31 décembre 2002. Les principaux contributeurs à cette baisse sont les autres concours à la clientèle qui diminuent de 2,7 % à 153,8 milliards d'euros au 31 décembre 2003 sous l'effet opposé d'une diminution de 12,6 % des crédits de trésorerie (44,1 milliards d'euros au 31 décembre 2003) et d'une hausse de 9,5 % des crédits à l'habitat (46,7 milliards d'euros au 31 décembre 2003) conformément à la politique du groupe. Cette diminution est partiellement compensée par une augmentation de 20 % du poste Titres et valeurs reçus en pension qui s'élevait à 19,3 milliards d'euros au 31 décembre 2003.

**Placements des entreprises d'assurance.** Au 31 décembre 2003, le groupe BNP Paribas détenait des placements dans des entreprises d'assurance pour 62,3 milliards d'euros (+9,0 % par rapport au 31 décembre 2002). Cette évolution résulte de l'augmentation de 9,3 % des obligations et autres instruments à revenu fixe et de l'augmentation de 8,7 % des actifs représentatifs de contrats en unités de compte. Bien que la reprise des marchés financiers ait permis aux compagnies d'assurances de redresser leur marge financière, l'ensemble des assureurs du groupe ont réalloué leurs supports d'actifs actions vers des supports obligataires moins volatils en cas de crise boursière. L'année 2003 a été aussi marquée par le lancement de nouveaux contrats plus sécuritaires surtout en France et par un fort développement à l'étranger.

**Portefeuille titres.** Au 31 décembre 2003, le groupe détenait des obligations et autres titres à revenu fixe, des actions et autres titres à revenu variable, des participations et parts dans les entreprises liées non consolidées et autres titres détenus à long terme ainsi que des participations et parts dans les entreprises liées mises en équivalence pour un montant total de 115,9 milliards d'euros, en hausse de 49,3 % par rapport au 31 décembre 2002. Cette évolution, qui résulte de la forte reprise des marchés financiers notamment sur la valeur du portefeuille de titres de transaction (158,6 milliards d'euros au 31 décembre 2003 par rapport à 100,3 milliards d'euros au 31 décembre 2002), se traduit par une augmentation de plus de 130 % des actions et autres titres à revenu variable (52,5 milliards d'euros au 31 décembre 2003) et de 31,1 % des obligations et autres titres à revenu fixe (55,0 milliards d'euros au 31 décembre 2003). Les participations et parts dans les entreprises liées non consolidées et autres titres détenus à long terme sont en diminution de 40,0 % (6, 8 milliards d'euros au 31 décembre 2003) en raison principalement de la cession de la participation dans le Crédit Lyonnais (3,1 milliards d'euros).

Les plus-values potentielles nettes sur l'ensemble des portefeuilles comprenant les titres de participations, les parts dans les entreprises liées non consolidées et les autres titres détenus à long terme, évaluées, pour les titres cotés, par référence aux derniers cours de Bourse de la période, ont, du fait de la reprise des marchés financiers, sensiblement augmenté (2,3 milliards d'euros au 31 décembre 2003 par rapport à 2,1 milliards d'euros au 31 décembre 2002).

**Comptes de régularisation et actifs divers.** Les comptes de régularisation et actifs divers s'élevaient à 93,4 milliards d'euros au 31 décembre 2003 en diminution de 1,2 % par rapport au 31 décembre 2002. Cette stabilité reflète des variations de sens opposés qui se compensent : une baisse de 31,5 % des comptes d'ajustement débiteurs qui s'élevaient à 13,9 milliards d'euros au 31 décembre 2003, de



bancaire en baisse de 9,1 %, du fait d'une demande atone en Europe. Elles obtiennent cependant des succès commerciaux remarquables et, elles aussi, de multiples distinctions : "European Loan House of the Year" ; "European Leveraged Loan of the Year" pour Seat PG en Italie ; "North America-Oil and Gas Deal of the Year" pour Cameron Highway Oil Pipeline *(sources : IFR ; Project Finance Magazine).*

Les frais de gestion du pôle n'augmentent que de 3,5 %. En effet, conformément aux objectifs annoncés, ils ont été réduits, hors bonus, à périmètre et taux de change constants. Ainsi, le coefficient d'exploitation, l'un des meilleurs en Europe pour ce type d'activité, est amélioré de 5,4 points à 58,2 %. Le résultat brut d'exploitation augmente de 29,8 % à 2 434 millions d'euros (+ 43,7 % à périmètre et taux de change constants).

Le coût du risque de la Banque de Financement et d'Investissement baisse de 11,5 % à 633 millions d'euros, malgré la constitution de plus de 200 millions d'euros de provisions générales, destinées à faire face aux conséquences d'une éventuelle poursuite du ralentissement conjoncturel en Europe. Cet allégement provient de la reprise économique constatée en 2003 aux États-Unis, où le coût du risque avait été très élevé en 2002.

Le résultat d'exploitation de la Banque de Financement et d'Investissement est ainsi augmenté de 55,3 % à 1 801 millions d'euros et le résultat avant impôt de 58,4 % à 1 879 millions d'euros. La rentabilité des capitaux propres alloués, avant impôt, s'établit à 27 % (+ 12 points).

**BNP Paribas Capital**

| En millions d'euros | 2003 | 2002 |
|---|---|---|
| **Plus-values nettes** | **584** | **705** |
| Autres revenus nets | -49 | -50 |
| Frais de gestion | -39 | -44 |
| **Résultat avant impôt** | **496** | **611** |
| Fonds propres alloués (Md€) | 1,2 | 1,6 |

Le résultat avant impôt de BNP Paribas Capital s'établit à 496 millions d'euros (- 18,8 %). Cette réduction progressive de la contribution de BNP Paribas Capital est conforme à la stratégie de désinvestissement du groupe dans ce domaine.

La valeur estimative du portefeuille, compte tenu des désinvestissements de 2003 (Royal Canin, Mobistar, Aegon notamment), est passée de fin 2002 à fin 2003 de 4,5 milliards d'euros à 3,9 milliards d'euros. Alors que 584 millions d'euros de plus-values ont été réalisées dans l'année, les plus-values latentes n'ont diminué que de 0,2 milliard d'euros et s'établissent à 1,2 milliard d'euros au 31 décembre 2003.

| | Activité | % détenu [1] | Pays | Valeur boursière (en millions euros) |
|---|---|---|---|---|
| **Positions de contrôle et actionnaire de référence** | | | | |
| Eiffage | Leader français du BTP | 29,4 | France | 403 |
| Carbone Lorraine | Un des leaders mondiaux dans la fabrication de composants à base de carbone | 21,0 | France | 68 |
| Evialis (ex-GNA) | Leader français des fabricants d'aliments pour le bétail | 63,3 | France | 51 |
| Diana | Ingrédients naturels pour les industries alimentaires et pharmaceutiques | 100,0 | France | Non coté |
| Keolis (ex-GTI) | Leader français du transport de voyageurs | 48,7 | France | Non coté [2] |
| **Participations minoritaires significatives** | | | | |
| SR Téléperformance | Télémarketing, marketing services et communication santé | 9,8 | France | 58 |
| LDC | 3e producteur français de volailles et leader de la volaille fermière | 4,6 | France | 17 |
| Bormioli Rocco | Leader italien (3e en Europe) de l'emballage en verre et arts de la table | 6,8 | Italie | Non coté |
| Bouygues Telecom | Téléphonie mobile | 6,5 | France | Non coté |
| Dicobel | Remplacement de vitrage pour l'automobile | 30,0 | Benelux | Non coté |
| **Autres participations** | | | | |
| Pargesa (Cobepa) | Holding de GBL et Parfinance | 14,7 | Benelux | 520 |
| Aegon (Cobepa) | Une des plus importantes compagnies d'assurances mondiales | 0,2 | Benelux | 40 |

[1] *Incluant les intérêts minoritaires et avant dilution.*

[2] [illegible]



### 3. - Banque de Financement et d'Investissement (BFI)

| En millions d'euros | Conseil et marchés de capitaux | Métiers de financement | BFI | BFI Variations à taux de change et périmètre constants |
|---|---|---|---|---|
| **PNB*** | **3 835** | **1 983** | **5 818** | |
| 2002 | 2 965 | 2 181 | 5 146 | |
| Variation/2002 | +29,3 % | -9,1 % | +13,1 % | +23,8 % |
| **Frais de Gestion** | **-2 407** | **-977** | **-3 384** | |
| 2002 | -2 245 | -1 026 | -3 271 | |
| Variation/2002 | +7,2 % | -4,8 % | +3,5 % | +12,6 % |
| **RBE** | **1 428** | **1 006** | **2 434** | |
| 2002 | 720 | 1 155 | 1 875 | |
| Variation/2002 | +98,3 % | -12,9 % | +29,8 % | +43,7 % |
| **Coût du risque**** | **0** | **-633** | **-633** | |
| 2002 | 10 | -725 | -715 | |
| Variation/2002 | NS | -12,7 % | -11,5 % | |
| **Résultat d'exploitation** | **1 428** | **373** | **1 801** | |
| 2002 | 730 | 430 | 1 160 | |
| Variation/2002 | +95,6 % | -13,3 % | +55,3 % | |
| **Total hors exploitation***** | **102** | **-24** | **78** | |
| 2002 | 4 | 22 | 26 | |
| Variation/2002 | NS | NS | NS | |
| **Résultat avant impôt** | **1 530** | **349** | **1 879** | |
| 2002 | 734 | 452 | 1 186 | |
| Var/2002 | +108,4 % | -22,8 % | +58,4 % | |
| **Coefficient d'exploitation** | **62,8 %** | **49,3 %** | **58,2 %** | |
| 2002 | 75,7 % | 47,0 % | 63,6 % | |
| Variation/2002 | -12,9 pts | +2,3 pts | -5,4 pts | |
| **Fonds propres alloués (Md€)** | **2,7** | **4,3** | **6,9** | |
| 2002 | 3,3 | 4,6 | 7,9 | |
| Variation/2002 | -20,0 % | -6,6 % | -12,2 % | |
| **ROE avant impôt** | | | **27 %** | |
| 2002 | | | 15 % | |

* *Y compris les revenus de trading incluant l'activité clientèle et les revenus correspondant pour 3 456 millions d'euros en 2003 (2 550 en 2002 soit +35,5%).*

** *Constitution d'une provision générale sur l'Europe de 235 millions d'euros sur les 9 premiers mois de 2003 et utilisation au 4e trimestre à hauteur de 21 millions de dollars de la provision générale de 90 millions de dollars sur les États-Unis constituée en 1999.*

*** *Plus-value exceptionnelle au 3e trimestre sur un portefeuille d'obligations Corporate.*

Ce pôle a retrouvé en 2003 les plus hauts niveaux de rentabilité qu'il avait atteints en 2000. Le produit net bancaire augmente de 13,1 %, à 5 818 millions d'euros (+ 23,8 % à périmètre et taux de change constants).

Les revenus des activités de conseil et de marchés de capitaux s'accroissent fortement (+ 29,3 %). Tous les métiers contribuent à cette performance : Fixed Income, Equity, Corporate Finance. Elle est rehaussée par de nombreuses distinctions : "Euro Investment Grade Corporate Bond House of the Year" *(IFR)* ; "Equity Derivatives House of the Year" *(Risk Magazine)* ; BNP Paribas Peregrine "Best Mid-Cap Equity House of the Year" *(IFR Asia)*, notamment. Les classements des chefs de file d'opérations financières en Europe traduisent clairement la progression de BNP Paribas en 2003 : la banque figure désormais dans les cinq premiers pour toutes les émissions obligataires en euros *(source : IFR)* et dans les dix premiers pour les émissions d'actions et d'obligations convertibles en Europe *(sources : Dealogic, IFR)*. Les activités de financement enregistrent un produit net



Affecté au début de l'année par l'amplification de la baisse des cours de Bourse, dont la crise s'est aggravée jusqu'à fin mars, le pôle BPGA a connu ensuite un vif rebond, qui s'est confirmé au quatrième trimestre : le résultat trimestriel avant impôt du pôle est en hausse de 31,0 % (+ 17,9 % à périmètre et taux de change constants) par rapport au quatrième trimestre 2002.

Sur l'ensemble de l'année, le produit net bancaire de BPGA progresse de 8,0 % à 2 476 millions d'euros. Cette évolution résulte largement de la croissance externe, avec l'intégration globale en 2003 de Consors et Cogent. Pour la même raison, les frais de gestion progressent de 11,5 % à 1 673 millions d'euros. À périmètre et taux de change constants, le produit net bancaire du pôle baisse de 1,0 %, tandis que les frais de gestion, conformément aux objectifs annoncés par le groupe, sont réduits de 2,1 %. Ainsi, le résultat brut d'exploitation progresse-t-il légèrement (+ 1,4 %) à 803 millions d'euros (+ 1,0 % à périmètre et taux de change constants).

Au cours de l'année, le total des actifs gérés par le groupe a été porté à 276 milliards d'euros grâce à une collecte nette positive de 11,1 milliards d'euros. L'offre de gestion alternative a été élargie et BNP Paribas Asset Management est le leader français de l'investissement socialement responsable avec un encours de 1 milliard d'euros *(source : Europerformance)*. La Banque Privée a sensiblement augmenté ses ventes de produits structurés et réduit ses coûts. Cortal Consors a tiré parti des synergies de fusion, en avance sur les objectifs, et du rebond de l'activité sur les Bourses, particulièrement en Allemagne, pour parvenir dès 2003 à l'équilibre d'exploitation. Reconnu "meilleur courtier en ligne" en Allemagne *(source : Discountbroker.de)* et en Espagne *(source : La Gaceta de los negocios)*, Cortal Consors est le leader européen du courtage en ligne, issu d'une fusion d'égaux transfrontière exemplaire. L'ensemble "Gestion Institutionnelle et Privée" augmente ainsi son résultat brut d'exploitation de 7,2 % à 298 millions d'euros.

Le métier Assurance a poursuivi son développement international avec notamment la signature de nouveaux accords de distribution à l'étranger et d'un partenariat avec Russian Standard Bank pour la création d'une compagnie d'assurance-vie en Russie. La collecte se développe également de façon très satisfaisante en France, avec notamment une part de souscription en unités de compte (30 %) très supérieure à celle du marché (16 % ; *source : FFSA)*. Le résultat brut d'exploitation a progressé de 14,8 % à 381 millions d'euros.

Les actifs en conservation du métier titres ont augmenté de 15 % en un an et dépassent le niveau record de 2 000 milliards d'euros. BNP Paribas a été classé troisième conservateur mondial pour la qualité de service par la revue *Global Custodian*. Cependant, la pression sur les marges de l'activité de conservation/compensation a été accentuée depuis la crise boursière de 2002 et le relais de croissance que représentent les services directs aux investisseurs, bien engagé avec l'acquisition de Cogent, ne se fait sentir que progressivement dans les comptes. Le résultat brut d'exploitation du métier s'établit à 124 millions d'euros, en retrait de 31,9 % par rapport à 2002.



## 2. - Banque Privée, Gestion d'Actifs, Cortal Consors, Assurance et Titres (BPGA)

| En millions d'euros | | Gestion institutionnelle et privée | Assurance | Titres | BPGA | BPGA Variations à taux de change et périmètre constants |
|---|---|---|---|---|---|---|
| **PNB** | | **1 143** | **733** | **600** | **2 476** | |
| | 2 002 | 1 073 | 674 | 545 | 2 292 | |
| | Variation/2002 | +6,5 % | +8,8 % | +10,1 % | +8,0 % | -1,0 % |
| **Frais de gestion** | | **-845** | **-352** | **-476** | **-1 673** | |
| | 2 002 | -795 | -342 | -363 | -1 500 | |
| | Variation/2002 | +6,3 % | +2,9 % | +31,1 % | +11,5 % | -2,1 % |
| **RBE** | | **298** | **381** | **124** | **803** | |
| | 2 002 | 278 | 332 | 182 | 792 | |
| | Variation/2002 | +7,2 % | +14,8 % | -31,9 % | +1,4 % | +1,0 % |
| **Coût du risque** | | **-12** | **-4** | **0** | **-16** | |
| | 2 002 | -13 | 5 | 0 | -8 | |
| | Variation/2002 | NS | NS | NS | NS | |
| **Résultat d'exploitation** | | **286** | **377** | **124** | **787** | |
| | 2 002 | 265 | 337 | 182 | 784 | |
| | Variation/2002 | +7,9 % | +11,9 % | -31,9 % | +0,4 % | |
| **Amortissement du goodwill** | | **-37** | **-13** | **-24** | **-74** | |
| | 2 002 | -21 | -10 | -12 | -43 | |
| | Variation/2002 | +76,2 % | +30,0 % | x2 | +72,1 % | |
| **Autres éléments hors exploitation** | | **1** | **27** | **-18** | **10** | |
| | 2 002 | -36 | 25 | 57 | 46 | |
| | Variation/2002 | NS | +8,0 % | NS | -78,3 % | |
| **Résultat avant impôt** | | **250** | **391** | **82** | **723** | |
| | 2 002 | 208 | 352 | 227 | 787 | |
| | Variation/2002 | +20,2 % | +11,1 % | -63,9 % | -8,1 % | |
| **Coefficient d'exploitation** | | **73,9 %** | **48,0 %** | **79,3 %** | **67,6 %** | |
| | 2 002 | 74,1 % | 50,7 % | 66,6 % | 65,4 % | |
| **Fonds propres alloués** | | **0,9** | **1,8** | **0,3** | **3,0** | |
| | 2 002 | 0,8 | 1,7 | 0,4 | 2,9 | |
| | Variation/2002 | +2,7 % | +10,5 % | -19,7 % | +4,1 % | |

*Le pôle intègre les résultats de Cortal Consors. Les séries historiques ont été retraitées. Intégration globale de Consors et de Cogent au 1er janvier 2003.*



## SERVICES FINANCIERS

| En millions d'euros | 2003 | 2002 | Variation 2003/2002 | Variations à taux de change et périmètre constants |
|---|---|---|---|---|
| **PNB** | **2 729** | **2 499** | **+9,2 %** | **+7,5 %** |
| Frais de gestion | -1 558 | -1 533 | +1,6 % | +3,2 % |
| **RBE** | **1 171** | **966** | **+21,2 %** | **+14,3 %** |
| Coût du risque | -425 | -371 | +14,6 % | |
| **Résultat d'exploitation** | **746** | **595** | **+25,4 %** | |
| Amortissement du goodwill | -140 | -102 | +37,3 % | |
| Autres éléments hors exploitation | 75 | 90 | -16,7 % | |
| **Résultat avant impôt** | **681** | **583** | **+16,8 %** | |
| Coefficient d'exploitation | 57,1 % | 61,3 % | -4,2 pts | |
| Fonds propres alloués (Md€) | 2,9 | 2,8 | +3,9 % | |
| ROE avant impôt | 24 % | 21 % | | |



l'ouverture de 10 000 nouveaux comptes. Arval PHH poursuit son développement rapide en Europe continentale et BNP Paribas Lease Group son déploiement international fondé sur des partenariats. Tous deux, leaders de leur secteur en Europe, ont contribué significativement à la hausse de la rentabilité du pôle. Au total, la production des sociétés de services financiers est désormais très largement réalisée hors de France : à hauteur de 51 % pour Cetelem, 52 % pour l'UCB, 32 % pour BNP Paribas Lease Group et 67 % pour Arval PHH en 2003.

| En millions d'euros | Cetelem | BNP Paribas Lease Group | UCB | Location longue durée avec services | Autres | Total SF |
|---|---|---|---|---|---|---|
| **RBE** | **754** | **195** | **128** | **133** | **-39** | **1 171** |
| Variation 2003/2002 | 27,8 % | -6,3 % | 20,8 % | 17,7 % | NS | 21,2 % |
| **Résultat avant Impôt** | **427** | **124** | **153** | **57** | **-80** | **681** |
| Variation 2003/2002 | 12,1 % | -5,3 % | 6,3 % | x 7,1 | NS | 16,8 % |

## BANQUE DE DÉTAIL À L'INTERNATIONAL

| En millions d'euros | 2003 | 2002 | Variation 2003/2002 | Variations à taux de change et périmètre constants |
|---|---|---|---|---|
| **PNB** | **2 174** | **2 379** | **-8,6 %** | = |
| Frais de gestion | -1 187 | -1 320 | -10,1 % | -1,3 % |
| **RBE** | **987** | **1 059** | **-6,8 %** | +1,6 % |
| Coût du risque | -104 | -151 | -31,1 % | |
| **Résultat d'exploitation** | **883** | **908** | **-2,8 %** | |
| Amortissement du goodwill | -149 | -168 | -11,3 % | |
| Autres éléments hors exploitation | -7 | -39 | -82,1 % | |
| **Résultat avant impôt** | **727** | **701** | **+3,7 %** | |
| Coefficient d'exploitation | 54,6 % | 55,5 % | -0,9 pt | |
| Fonds propres alloués (Md€) | 2,0 | 2,1 | -6,3 % | |
| ROE avant impôt | 37 % | 34 % | | |



Pour la clientèle d'entreprises, peu demandeuse de crédits dans le contexte économique de 2003 (encours : - 9,6 %), le réseau France a fortement développé les ventes de produits financiers en collaboration avec la Banque de Financement et d'Investissement : financements structurés, émissions obligataires, montages de financements d'acquisitions à effet de levier, produits de couverture des risques de taux et de change. La gamme des OPCVM à destination des entreprises a été élargie par BNP Paribas Asset Management et leur placement a pu être augmenté de 1,4 milliard d'euros par le réseau France. De même, le réseau s'est employé à augmenter les ventes des produits et services des filiales spécialisées : Arval PHH, Arius, Factor notamment.

La hausse modérée des frais de gestion : + 2,5 % par rapport à l'année précédente, conduit à une progression de 4,2 % du résultat brut d'exploitation à 1 529 millions d'euros. Le coefficient d'exploitation s'améliore de 0,3 point à 68,7 %. Le coût du risque, à 225 millions d'euros (+ 13,6 %), reste modéré puisqu'il représente 0,32 % des encours pondérés de l'exercice.

Après partage du résultat de la Banque Privée en France avec le pôle BPGA, la Banque de Détail en France dégage un résultat annuel avant impôt de 1 240 millions d'euros, en hausse de 2,7 %.

La rentabilité avant impôt des capitaux propres alloués progresse de deux points à 27 %.

## SERVICES FINANCIERS ET BANQUE DE DÉTAIL À L'INTERNATIONAL (SFDI)

| En millions d'euros | 2003 | 2002 | Variation 2003/2002 | Variations à taux de change et périmètre constants |
|---|---|---|---|---|
| **PNB** | **4 903** | **4 878** | **+0,5 %** | **+4,0 %** |
| Frais de gestion | -2 745 | -2 853 | -3,8 % | +1,2 % |
| **RBE** | **2 158** | **2 025** | **+6,6 %** | **+7,9 %** |
| Coût du risque | -529 | -522 | +1,3 % | |
| **Résultat d'exploitation** | **1 629** | **1 503** | **+8,4 %** | |
| Amortissement du goodwill | -289 | -270 | +7,0 % | |
| Autres éléments hors exploitation | 68 | 51 | +33,3 % | |
| **Résultat avant impôt** | **1 408** | **1 284** | **+9,7 %** | |
| Coefficient d'exploitation | 56,0 % | 58,5 % | -2,5 pts | |
| Fonds propres alloués (Md€) | 4,8 | 4,9 | -0,5 % | |
| ROE avant impôt | 29 % | 26 % | | |

*Le pôle SFDI regroupe : BancWest, Marchés Émergents et Outre-Mer (ancien pôle BDDI) ; Cetelem, BNP Paribas Lease Group, UCB et Arval PHH (ancien pôle*

Du fait de l'importance relative de BancWest et, à un moindre degré, d'autres activités menées hors de la zone euro, les effets de change ont eu un impact particulièrement marqué pour ce pôle. Le produit net bancaire (4 903 millions d'euros) est quasi stable (+ 0,5 %) par rapport à 2002 alors qu'il est en hausse de 4,0 % à périmètre et taux de change constants. De même, les frais de gestion, à 2 745 millions d'euros, sont en baisse de 3,8 %, mais en hausse de 1,2 % à périmètre et taux de change constants. Le résultat brut d'exploitation (2 158 millions d'euros) augmente ainsi de 6,6 % (+ 7,9 % à périmètre et taux de change constants) et le coefficient d'exploitation s'améliore de 2,5 points à 56,0 %, conformément à l'objectif annoncé par la banque.

Le coût du risque est quasiment stable à 529 millions d'euros (+ 1,3 %). Il en va de même pour les éléments hors exploitation. Ainsi, le résultat avant impôt, 1 408 millions d'euros, augmente sensiblement par rapport à l'exercice précédent (+ 9,7 %) et la rentabilité avant impôt des capitaux propres alloués progresse de trois points à 29 %.

BancWest a connu une bonne activité de crédit en 2003, surtout en ce qui concerne les crédits à la consommation, dont l'encours a augmenté de 21,3 %. La marge globale d'intermédiation s'est érodée en un an de 41 points de base, à 4,18 %, du fait de la baisse des taux. La pleine réalisation des synergies de fusion de l'United California Bank dans Bank of the West a permis de réduire les frais de gestion, à périmètre et taux de change constants, de 4,3 % par rapport à 2002. Enfin, le coût du risque a également été réduit et le ratio de créances douteuses sur encours ramené au 31 décembre 2003 à 0,59 % contre 1,01 % au 31 décembre 2002. Ainsi, le résultat d'exploitation a progressé de 11,8 % à périmètre et taux de change constants.

Les activités de Banque de Détail sur les Marchés Émergents et Outre-Mer ont bien résisté à des conditions d'exploitation difficiles dans plusieurs pays (Côte d'Ivoire notamment). Le coût du risque est resté inférieur à celui de 2002.

Cetelem a poursuivi sa forte croissance en France, avec une bonne dynamique de Facet, et hors de France. Les encours de crédit gérés ont progressé au total de 4,3 % au cours de l'année, et de 18,6 % à l'étranger, notamment en Europe du Sud et de l'Est. Cetelem est un des leaders du crédit à la consommation en Italie, Espagne, Portugal, Hongrie et République tchèque. Le résultat avant impôt augmente de 12,1 %.

La production de nouveaux crédits de l'UCB a crû fortement, tant en France (+ 23 %) qu'à l'étranger (+ 33 %). L'encours des crédits aux particuliers atteint 15,7 milliards d'euros au 31 décembre 2003 (+ 9,4 %). En outre, la présentation systématique des services du réseau de BDDF a permis



Le résultat net, part du groupe, à 3 761 millions d'euros, est en hausse de 14,1 % et assure une rentabilité des capitaux propres de 14,3 % après impôt.

L'engagement constant de BNP Paribas pour le développement durable a été plus largement reconnu en 2003. C'est ainsi que sa notation "socialement responsable" a été améliorée par les principales agences extra-financières. SAM, qui sélectionne les participants aux indices DJ SI World et DJ SI Stoxx, a par exemple classé BNP Paribas cinquième au palmarès mondial des banques (huitième en 2002). BNP Paribas a adhéré au Pacte Mondial proposé par le Secrétaire Général des Nations-Unies.

# RÉSULTATS PAR PÔLE D'ACTIVITÉ

Chacun des grands domaines d'activité a contribué à la performance du groupe.

### I. - Banque de Détail

| En millions d'euros | 2003 | 2002 | Variation 2003/2002 | Variations à taux de change et périmètre constants |
|---|---|---|---|---|
| **PNB** | **9 636** | **9 466** | **+1,8 %** | **+3,1 %** |
| Frais de gestion | -6 011 | -6 036 | -0,4 % | +1,6 % |
| **RBE** | **3 625** | **3 430** | **+5,7 %** | **+5,6 %** |
| Coût du risque | -754 | -720 | +4,7 % | |
| **Résultat d'exploitation** | **2 871** | **2 710** | **+5,9 %** | |
| Amortissement du goodwill | -289 | -270 | +7,0 % | |
| Autres éléments hors exploitation | 66 | 51 | +29,4 % | |
| **Résultat avant impôt** | **2 648** | **2 491** | **+6,3 %** | |
| Coefficient d'exploitation | 62,4 % | 63,8 % | -1,4 pt | |
| Fonds propres alloués (Md€) | 9,4 | 9,6 | -2,4 % | |
| ROE avant impôt | 28 % | 26 % | | |

En 2003, les activités de Banque de Détail ont poursuivi leur développement et encore amélioré leur rentabilité. Le résultat brut d'exploitation progresse de 5,7 %, à 3 625 millions d'euros. Le résultat avant impôt, à 2 648 millions d'euros, augmente de 6,3 %. La rentabilité des capitaux propres alloués avant impôt atteint 28 % (+ 2 points).

## BANQUE DE DÉTAIL EN FRANCE (BDDF)

| En millions d'euros | 2003 | 2002 | Variation 2003/2002 |
|---|---|---|---|
| **PNB** | **4 884** | **4 740** | **+3,0 %** |
| *dont Commissions* | *2 053* | *2 000* | *+2,7 %* |
| *dont Marge d'intérêt* | *2 831* | *2 740* | *+3,3 %* |
| Frais de gestion | -3 355 | -3 272 | +2,5 % |
| **RBE** | **1 529** | **1 468** | **+4,2 %** |
| Coût du risque | -225 | -198 | +13,6 % |
| **Résultat d'exploitation** | **1 304** | **1 270** | **+2,7 %** |
| Éléments hors exploitation | -2 | 0 | NS |
| **Résultat avant impôt** | **1 302** | **1 270** | **+2,5 %** |
| Résultat attribuable à BPGA | -62 | -63 | -1,6 % |
| **Résultat avant impôt de BDDF** | **1 240** | **1 207** | **+2,7 %** |
| Coefficient d'exploitation | 68,7 % | 69,0 % | -0,3 pt |
| Fonds propres alloués (Md€) | 4,5 | 4,7 | -4,4 % |
| ROE avant impôt | 27 % | 25 % | |

*Incluant 100 % de la Banque Privée France pour les lignes PNB à Résultat avant impôt.*

Le produit net bancaire du réseau France[1] s'établit à 4 884 millions d'euros, en hausse de 3,0 %. La marge d'intérêt progresse de 3,3 %, sous l'effet combiné d'un élargissement de la marge globale d'intermédiation (de 3,54 % à 3,74 % entre 2002 et 2003), d'un léger tassement des encours de crédit (- 1,7 %) et d'une croissance des dépôts (+ 3,5 %), tirée par les comptes d'épargne (+ 15,6 %). Le montant des commissions augmente de 2,7 %, les recettes moindres sur les transactions sur titres ayant été plus que compensées par le développement des autres services (moyens de paiement, services bancaires...).

La dynamique commerciale en direction de la clientèle de particuliers s'est accélérée. En 2003, le nombre des comptes à vue de particuliers s'est accru de plus de 120 000. La Banque Multicanal a enregistré 32 millions de contacts par Internet (+ 30 %), 20 millions d'appels au serveur vocal interactif (+ 21 %) et 4,8 millions d'appels entrants dans les Centres de Relations Clients (+ 52 %). Dans les agences, le nouveau poste commercial, identique à celui des centres d'appel, a permis 41 millions d'accès aux dossiers des clients. Les encours de crédit ont augmenté de 9,3 %, notamment du fait d'une forte production de crédits hypothécaires. Les encours d'assurance-vie ont été accrus de 9,9 % au cours de l'année et ceux des OPCVM de 12,4 %.

*[1] Incluant 100 % de la Banque Privée France.*



## DES PERFORMANCES D'EXPLOITATION EN FORTE HAUSSE

L'environnement économique et financier de l'année 2003 est resté difficile quoique en voie d'amélioration. La crise boursière a atteint son point culminant à la fin du premier trimestre. La croissance économique, toujours très faible en Europe, a repris vivement aux États-Unis et en Asie, mais la baisse continue du dollar a amputé significativement les profits que les entreprises européennes dégagent dans ces régions.

Dans cet environnement contrasté, le produit net bancaire du groupe progresse de 6,8 % (+ 9,7 % à périmètre et taux de change constants)[1] pour s'établir à 17 935 millions d'euros et le résultat brut d'exploitation augmente de 13,9 % à 6 650 millions d'euros (+ 18,7 % à périmètre et taux de change constants). Le coefficient d'exploitation s'améliore de 2,3 points, passant de 65,2 % à 62,9 %.

Malgré la constitution nette de nouvelles provisions générales pour plus de 200 millions d'euros, le coût du risque (1 361 millions d'euros) baisse de 7,4 %. Le résultat d'exploitation est en forte hausse de 21,1 % à 5 289 millions d'euros.

*[1] Les principaux changements de périmètre consistent en l'intégration de Facet et United California Bank (pôle SFDI), Consors et Cogent (pôle BPGA).*

Les éléments hors exploitation apportent une contribution de 297 millions d'euros, en baisse de 33,3 % par rapport à 2002. Les plus-values tirées des portefeuilles d'actions du groupe sont stables, à 912 millions d'euros (+ 1,0 %) ; l'amortissement des écarts d'acquisition augmente de 9,0 % à 399 millions d'euros ; mais les charges exceptionnelles, à 347 millions d'euros, progressent de 175 millions d'euros : les dispositions de la nouvelle loi française sur les retraites ont en effet conduit à la constitution exceptionnelle de provisions de 229 millions d'euros pour engagements sociaux (soit 148 millions d'euros après impôt), tandis que le fonds pour risques bancaires généraux faisait l'objet d'une reprise (non taxable) de 148 millions d'euros. Le groupe a également provisionné 70 millions d'euros pour mettre en place un nouveau dispositif d'adaptation de l'emploi couvrant les années 2004 et 2005, conformément à sa pratique de gestion prévisionnelle de l'emploi.

La charge d'impôt augmente de 26,0 % à 1 481 millions d'euros, notamment du fait d'une charge d'impôt exceptionnelle de 125 millions d'euros liée à l'adoption par Klépierre du nouveau statut fiscal de société d'investissement immobilier cotée (SIIC). La part des intérêts minoritaires, allégée corrélativement de 59 millions, est ainsi stable à 344 millions d'euros (+ 0,3 %).

| En millions d'euros | Banque de Détail | BPGA | BFI | BNP Paribas Capital | Autres activités | Groupe 2003 | Groupe 2002 | Variations 2003/2002 | Variations à taux de change et périmètre constants |
|---|---|---|---|---|---|---|---|---|---|
| **PNB** | **9 636** | **2 476** | **5 818** | **-34** | **39** | **17 935** | **16 793** | **+6,8 %** | **+9,7 %** |
| Frais de gestion | -6 011 | -1 673 | -3 384 | -39 | -178 | -11 285 | -10 955 | +3,0 % | +4,9 % |
| **RBE** | **3 625** | **803** | **2 434** | **-73** | **-139** | **6 650** | **5 838** | **+13,9 %** | **+18,7 %** |
| Coût du risque* | -754 | -16 | -633 | -3 | 45 | -1 361 | -1 470 | -7,4 % | |
| **Résultat d'exploitation** | **2 871** | **787** | **1 801** | **-76** | **-94** | **5 289** | **4 368** | **+21,1 %** | |
| SME | 79 | 29 | 3 | 0 | 20 | 131 | 80 | +63,8 % | |
| Plus/moins-values | 13 | 8 | 105 | 584 | 202 | 912 | 903 | +1,0 % | |
| Goodwill | -289 | -74 | -17 | -12 | -7 | -399 | -366 | +9,0 % | |
| Autres éléments | -26 | -27 | -13 | 0 | -281 | -347 | -172 | +101,7 % | |
| **Résultat avant impôt** | **2 648** | **723** | **1 879** | **496** | **-160** | **5 586** | **4 813** | **+16,1 %** | |
| Minoritaires | -49 | 0 | - 5 | -5 | -285 | -344 | -343 | +0,3 % | |
| Impôt | | | | | | -1 481 | -1 175 | +26,0 % | |
| **Résultat net, part du groupe** | | | | | | **3 761** | **3 295** | **+14,1 %** | |
| | | | | | | | | | |
| Coefficient d'exploitation | | | | | | 62,9 % | 65,2 % | | |
| ROE après impôt | | | | | | 14,3 % | 13,5 % | | |

** Constitution d'une provision générale sur l'Europe de 250 millions d'euros sur les 9 premiers mois de 2003 et utilisation au 4e trimestre à hauteur de 21 millions de dollars de la provision générale de 90 millions de dollars sur les États-Unis constituée en 1999.*



# ACTIVITÉ ET ÉLÉMENTS COMPTABLES

# ACTIVITÉ 2003

## RÉSULTATS CONSOLIDÉS DU GROUPE BNP PARIBAS

Sur l'ensemble de l'année 2003, dans un environnement en voie d'amélioration mais encore difficile en Europe, et en dépit des effets négatifs de la baisse du dollar, le groupe a réalisé des performances d'exploitation en forte hausse :

- Résultat brut d'exploitation : 6 650 millions d'euros (+ 13,9 %).
- Résultat d'exploitation (après coût du risque) : 5 289 millions d'euros (+ 21,1 %).
- Résultat net, part du groupe : 3 761 millions d'euros (+ 14,1 %) malgré une forte diminution de la contribution des éléments hors exploitation (297 millions d'euros contre 445 millions d'euros en 2002).
- Retour sur capitaux propres après impôt : 14,3 %.

Chacun des grands domaines d'activité du groupe a contribué à ces performances :

- Grâce aux très bons résultats de ses deux composantes, la Banque de Détail a assuré de nouveau une croissance soutenue de son activité et de ses résultats.
- Tirant parti de la reprise des marchés d'actions, le pôle d'activité BPGA a enregistré, à partir du deuxième trimestre, un rebond significatif.
- Le pôle d'activité Banque de Financement et d'Investissement a dégagé des résultats très élevés et retrouvé son meilleur niveau de rentabilité de l'exercice 2000.

### ALLOCATION DE CAPITAL

Les pôles bénéficient du revenu des capitaux qui leur sont alloués. L'allocation de capital répond aux exigences et méthodes de calcul du ratio international de solvabilité et s'effectue sur la base de 6 % des actifs pondérés. Pour compléter cette approche dans les métiers de Banque Privée et de Gestion d'Actifs, un montant de 0,25 % des actifs sous gestion est alloué. De même, pour les activités de Private Equity, il est alloué un pourcentage de la valeur nette comptable des titres, variable selon la nature de la participation, de façon à refléter le niveau réel des risques encourus. Enfin, le capital alloué à l'activité Assurance, calculé conformément à la réglementation des assurances, était égal à 75 % de la "marge globale de solvabilité" en 2001 et à 100 % en 2002 et en 2003.

# Le Financier



BNP Paribas - Shangaï


*Balle zen*


*Balle premier âge*


*Balle sellerie classique*


*Balle retour d'Hawaï*


*Balle de fan*


*Balle panthère*


*Balle à un seul parfum*


*Balle cuir*


*Balle BD*


*Balle jardinière*


*Balle hippie*



**BNP Paribas. Partenaire du tennis. De tous les tennis.**

Depuis 31 ans, BNP Paribas est le partenaire de Roland Garros. Au fil du temps, cet engagement s'est étendu aux autres tournois majeurs que sont la Coupe Davis et le BNP Paribas Masters à Paris-Bercy. BNP Paribas est également le partenaire de nombreuses compétitions locales et soutient la pratique du tennis de proximité, dans toutes ses dimensions, qu'elles soient familiales, associatives ou sociales.

**www.tennis.bnpparibas.com**

La banque d'un monde qui change | BNP PARIBAS

# Partenaire du tennis

## de tous les tennis

Depuis 1973, la banque a pris le parti du tennis, renforçant continuellement cet engagement dans toutes ses dimensions : mondiale, locale, familiale, éducative et sociale.L'année 2003 marque le 30[e] anniversaire du partenariat de BNP Paribas avec le tennis. Cette relation fructueuse en faveur de la même discipline est l'une des plus longues de l'histoire du sport.

Pour fêter ces "noces de perles" avec le tennis, BNP Paribas a créé un label "30 ans au service" illustré par la raquette-étoiles qui a figuré en 2003 sur les moyens de paiement de ses 6 millions de clients en France (chéquiers et cartes bancaires).



Un vaste programme de manifestations a permis de célébrer cet anniversaire tout au long de l'année, à l'occasion des manifestations tennistiques de toutes dimensions auxquelles la banque est associée, avec un point d'orgue lors des Internationaux de France de Roland-Garros en mai.
Une campagne d'affichage a été déployée sur les 22 kilomètres de vitrines des 2 200 agences de BNP Paribas dans toute la France.
En clôture de cet anniversaire, BNP Paribas, partenaire historique de la Fédération Française de Tennis et de l'Association Française contre les Myopathies, a aidé les clubs de tennis volontaires pour organiser un tournoi spécial pendant le week-end du Téléthon ; l'intégralité des droits d'inscription reçus lors de ces tournois a été versée au profit de la recherche sur les maladies génétiques, réalisant une collecte supérieure à 100 000 euros à travers plus de 170 clubs de tennis en France.

Au fil des années, BNP Paribas a renforcé son engagement en faveur du tennis et appuyé son développement.

En 2003, le groupe a notamment accru sa présence aux côtés de la Fédération du Sport Universitaire et favorisé la création du 1[er] Trophée européen BNP Paribas des Universités. Un accord avec la Fédération Française Handisport a permis de prolonger le soutien du groupe à la pratique du tennis en fauteuil, dont la compétition phare, l'Open BNP Paribas de France, se déroule chaque année dans les Hauts-de-Seine, près de Paris. BNP Paribas a également apporté un nouvel appui à plusieurs tournois importants comme l'Open 13 à Marseille (ATP), l'Open BNP Paribas de Strasbourg (WTA) et l'Open de Moselle à Metz (ATP).

Les actions de la banque en faveur du tennis de proximité ont poursuivi leur développement particulièrement en métropole et outre-mer (la Réunion, Nouvelle-Calédonie), par le parrainage de 360 tournois de clubs, des accords avec 18 ligues régionales de la FFT, et l'ensemble des programmes pédagogiques : mini-tennis, club junior et tennis adultes.
Enfin, BNP Paribas est désormais l'unique partenaire de la Sélection officielle des "ramasseurs de balles" de Roland-Garros qui rassemble 500 participants de 12 à 16 ans, de novembre à avril, dans 20 villes de France.

Enfin, le groupe a poursuivi son engagement auprès de plusieurs fédérations de tennis dans le monde, soutenant en particulier des tournois de jeunes joueurs (ITF-Futures) au Maroc ou en Argentine.

À l'image des relations que la banque entretient et développe avec ses clients, la relation qui unit BNP Paribas et le tennis est remarquable par sa durée et la qualité de la confiance instaurée entre partenaires.

## Informations sur les options de souscription ou d'achat d'actions

| Options de souscription ou d'achat d'actions consenties aux mandataires sociaux et options levées par ces derniers | Nombre d'options attribuées / d'actions souscrites ou achetées | Prix (en euros) | Date d'attribution | Date d'échéance du plan |
|---|---|---|---|---|
| **Options consenties en 2003** | | | | |
| Michel Pébereau | 225 000 | 37,10 | 21/03/03 | 20/03/13 |
| Baudouin Prot | 195 000 | 37,10 | 21/03/03 | 20/03/13 |
| Dominique Hoenn | 60 000 | 37,10 | 21/03/03 | 20/03/13 |
| **Options levées en 2003** | | | | |
| Michel Pébereau | 125 000 | 14,87 | 21/05/96 | 21/05/03 |

| Options de souscription d'actions consenties aux salariés non mandataires sociaux bénéficiant du nombre d'options le plus élevé – Options levées par les salariés non mandataires sociaux ayant procédé aux levées les plus importantes | Nombre d'options attribuées / d'actions souscrites ou achetées | Prix moyen pondéré (en euros) | Date d'attribution | Date d'attribution | Date d'attribution |
|---|---|---|---|---|---|
| Options consenties en 2003 (19 salariés) | 880 000 | 37,10 | 21/03/03 | | |
| Options levées en 2003 (10 salariés) | 481 962 | 16,27 | 30/10/95 | 16/11/95 | 16/11/95 |
| | | | 48 786 | 65 970 | 43 190 |
| | | | 28/12/95 | 05/11/96 | 20/01/97 |
| | | | 129 570 | 14 250 | 33 616 |
| | | | 26/12/97 | | |
| | | | 146 580 | | |

## Rémunérations des Commissaires aux comptes

| | Ernst & Young | | | | PricewaterhouseCoopers Audit | | | | Mazars & Guérard | | | | Total | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| en milliers d'euros | 2003 | % | 2002 | % | 2003 | % | 2002 | % | 2003 | % | 2002 | % | 2003 | % | 2002 | % |
| Audit | | | | | | | | | | | | | | | | |
| Mission de base | 5 565 | 56 % | 4 851 | 36 % | 6 429 | 39 % | 5 574 | 26 % | 3 414 | 42 % | 3 062 | 48 % | 15 408 | 45 % | 13 487 | 32 % |
| Travaux complémentaires | 1 620 | 16 % | 3 321 | 24 % | 5 101 | 30 % | 9 276 | 42 % | 1 586 | 20 % | 1 104 | 17 % | 8 307 | 24 % | 13 701 | 33 % |
| Missions accessoires | 154 | 2 % | 834 | 6 % | 117 | 1 % | 355 | 2 % | 135 | 2 % | 482 | 8 % | 406 | 1 % | 1 671 | 4 % |
| **Sous-total** | 7 339 | 74 % | 9 006 | 66 % | 11 647 | 70 % | 15 205 | 70 % | 5 135 | 64 % | 4 648 | 73 % | 24 121 | 70 % | 28 859 | 69 % |
| Juridique, fiscal, social | 1 410 | 14 % | 2 781 | 20 % | 3 917 | 24 % | 4 334 | 20 % | 2 847 | 35 % | 1 682 | 26 % | 8 174 | 23 % | 8 797 | 21 % |
| Technologies de l'information | 0 | 0 % | 665 | 5 % | 0 | 0 % | - | 0 % | 0 | 0 % | - | 0 % | 0 | 0 % | 665 | 1 % |
| Conseil en organisation | 883 | 9 % | 874 | 6 % | 352 | 2 % | 2 009 | 9 % | 13 | 0 % | - | 0 % | 1 248 | 4 % | 2 883 | 7 % |
| Autres | 291 | 3 % | 368 | 3 % | 687 | 4 % | 230 | 1 % | 97 | 1 % | 84 | 1 % | 1 075 | 3 % | 682 | 2 % |
| **Sous-total** | 2 584 | 26 % | 4 688 | 34 % | 4 956 | 30 % | 6 573 | 30 % | 2 957 | 36 % | 1 766 | 27 % | 10 497 | 30 % | 13 027 | 31 % |
| Total | 9 923 | | 13 694 | | 16 603 | | 21 778 | | 8 092 | | 6 414 | | 34 618 | | 41 886 | |

## Principes généraux de fixation des rémunérations fixes et variables

Les rémunérations sont examinées selon un calendrier et un processus dont l'homogénéité au plan mondial est consolidée par une évaluation professionnelle commune aux entités du groupe. Selon la responsabilité qu'il exerce, chaque cadre est apprécié au regard de la réalisation des objectifs qui lui ont été assignés et de la mise en œuvre des compétences nécessaires à l'accomplissement de sa mission.

Les salaires fixes sont déterminés de façon différenciée par pays, en tenant compte de la nature des responsabilités exercées et des références de marché. Dans les activités financières ou de banque privée, les rémunérations variables sont fixées en fonction des performances individuelles et de la rentabilité de ces activités, en prenant en considération les pratiques concurrentielles considérées comme efficientes. Dans les autres activités, les rémunérations variables des cadres sont déterminées chaque année en tenant compte des résultats de l'entreprise et des performances individuelles telles qu'elles ressortent de leur évaluation professionnelle.
Les salariés commerciaux du réseau France perçoivent également une rémunération variable dont les modalités sont adaptées chaque année en fonction des plans d'actions nationaux et locaux.

## Plans d'options de souscription d'actions

Dans le cadre de l'autorisation donnée par l'Assemblée Générale Extraordinaire (AGE), BNP Paribas émet en principe chaque année un plan d'options de souscription d'actions. Le prix d'exercice de ces plans, déterminé lors de chaque émission conformément aux dispositions de l'autorisation de l'AGE, ne comporte pas de décote.
Les attributions individuelles ne visent pas les mêmes bénéficiaires chaque année : elles concernent ainsi de manière alternée, d'une part, les mandataires sociaux, cadres dirigeants et ressources clés du groupe, et, d'autre part, les cadres à potentiel que le groupe souhaite fidéliser.
Les conditions d'exercice des plans de stock-options peuvent être assujetties à la réalisation de certaines performances financières du groupe. Ces conditions s'appliquent, selon le cas, à tout ou partie des options attribuées. Le détail de ces conditions est détaillé dans la note annexe aux comptes consolidés n° 36.

Le Conseil d'administration a approuvé le 21 mars 2003 un programme concernant pour l'essentiel les membres du Comité exécutif et les cadres occupant un poste clé au sein du groupe.

Ce programme a compté 1 300 bénéficiaires pour 6 693 000 options. Le prix de souscription a été fixé à la moyenne des premiers cours cotés aux 20 séances de Bourse précédant le 21 mars 2003, soit 37,10 euros.

Des conditions spécifiques suspendent l'exercice d'une fraction des attributions individuelles et déterminent le prix d'exercice de cette fraction à la performance relative du titre BNP Paribas par rapport à un indice de référence pendant la période d'indisponibilité.

## La rémunération des autres mandataires sociaux

Outre les jetons de présence perçus au titre de ses fonctions de Vice-Président du Conseil d'administration de BNP Paribas, Michel François-Poncet a perçu en 2003 des honoraires et des jetons de présence au titre de ses fonctions respectives de Président de BNP Paribas Suisse SA et d'administrateur de BNP Paribas UK Holdings Ltd ; soit un montant total de 163 548 euros.
Par ailleurs, une voiture est mise à sa disposition.

Outre les jetons de présence perçus au titre de ses fonctions d'administrateur de BNP Paribas, David Peake a perçu en 2003 des jetons de présence au titre de ses fonctions de Président de BNP Paribas Finance Plc et de BNP Paribas UK Holdings Ltd ; soit un montant total de 108 680 euros. Par ailleurs, une voiture est mise à sa disposition par BNP Paribas Finance Plc.

Outre les jetons de présence perçus au titre de ses fonctions d'administrateur de BNP Paribas, René Thomas a perçu avant son décès en 2003 des jetons de présence au titre de ses fonctions respectives de Président d'Honneur et administrateur de la Banque Nationale de Paris Intercontinentale, d'administrateur de la Banque Marocaine pour le Commerce et l'Industrie et de l'Union Bancaire pour le Commerce et l'Industrie ; soit un montant total de 72 703 euros.

**Rémunérations versées aux autres mandataires sociaux (jetons de présence[1], honoraires, avantages en nature) durant l'exercice 2003 (en euros[2])**

| | |
|---|---|
| Michel François-Poncet<br>Vice-Président du Conseil d'administration | 163 548 |
| David Peake<br>Administrateur | 108 680 |
| René Thomas<br>Administrateur | 72 703 |

[1] Ce montant inclut les jetons de présence reçus au titre du mandat d'administrateur de BNP Paribas SA.
[2] Les cours de change retenus pour la conversion en euros des montants de rémunération versés en devises étrangères sont de 1 euro = 0,693561562 GBP et de 1 euro = 1,523206112 CHF.

## La rémunération des administrateurs salariés

L'ensemble des rémunérations versées en 2003 aux trois administrateurs élus par le personnel salarié s'est élevé à 122 921 euros, à l'exclusion des jetons de présence liés à leur mandat. Les jetons de présence de MM. Auguste et Delage sont versés directement à leurs organisations syndicales.

## Les jetons de présence

Les administrateurs de BNP Paribas SA reçoivent, au titre de leur mandat, des jetons de présence dont le montant global est déterminé par l'Assemblée Générale des actionnaires.
Le montant des jetons attribuables à chacun des administrateurs pour l'exercice 2003 a été maintenu au même niveau qu'en 2002, soit 22 868 euros. Les membres et présidents des Comités spécialisés du Conseil d'administration perçoivent en outre, respectivement, une somme de 4 574 et 7 622 euros. Le montant des jetons de présence effectivement versé à chaque administrateur tient compte, à hauteur de la moitié du montant attribuable, de leur participation aux séances du Conseil ou des Comités. Le montant total des jetons ainsi versé en 2003 s'élève à 476 662 euros.

| BNP Paribas | 2003 |
|---|---|
| Michel Pébereau | 22 868 |
| Patrick Auguste | 27 442 |
| Claude Bébéar | 23 822 |
| Jean-Louis Beffa | 20 963 |
| Gehrard Cromme | 11 434 |
| Jack Delage | 26 680 |
| Bernd Fahrholz | 2 859 |
| Michel François-Poncet | 22 868 |
| Jacques Friedmann | 29 697 |
| François Grappotte | 25 251 |
| Paul Louis Halley | 15 912 |
| Philippe Jaffré | 19 215 |
| Alain Joly | 29 220 |
| Denis Kessler | 23 822 |
| Jean-Marie Messier | 20 868 |
| Jean Morio | 22 868 |
| Lindsay Owen-Jones | 15 722 |
| David Peake | 24 203 |
| Hélène Ploix | 14 388 |
| Baudouin Prot | 22 868 |
| Louis Schweitzer | 26 711 |
| René Thomas | 26 981 |
| **Total** | **476 662** |

La rémunération variable qui sera versée en 2004 à Georges Chodron de Courcel au titre de l'année 2003 s'élève à 811 010 euros avant imputation des reprises de jetons de présence perçus en 2003. La partie attribuée au titre du même exercice sous forme d'actions de l'entreprise, libérable par tiers au cours des années 2005, 2006 et 2007, s'élève à 190 425 euros.

- La rémunération fixe versée de juillet à décembre 2003 à Jean Clamon, Directeur Général Délégué, s'est élevée à 216 775 euros. Le Comité des rémunérations et des nominations a, dans sa séance du 29 juillet 2003, décidé de porter son salaire fixe annuel de 396 367 euros à 430 000 euros à compter du 12 juin 2003.

La rémunération variable qui sera versée en 2004 à Jean Clamon au titre de l'année 2003 s'élève à 401 195 euros avant imputation des reprises de jetons de présence perçus en 2003. La partie attribuée au titre du même exercice sous forme d'actions de l'entreprise, libérable par tiers au cours des années 2005, 2006 et 2007, s'élève à 67 791 euros.

Le Président, le Directeur Général et les Directeurs Généraux Délégués disposent d'une voiture de fonction et d'un téléphone portable.

## Régimes de retraite

Les régimes de retraite à prestations définies, dont bénéficiaient les cadres supérieurs du groupe issus de la BNP, de Paribas et de la Compagnie Bancaire, ont tous été transformés en régimes de type additif. Les montants attribués aux bénéficiaires, sous réserve de leur présence dans le groupe au moment de leur départ à la retraite, ont été figés lors de la fermeture des régimes antérieurs.
Cette règle a été appliquée aux mandataires sociaux, les montants définis ayant été calculés sur la base des rémunérations fixes et variables perçues en 1999 et 2000 sans possibilité d'acquisition ultérieure de droits à retraite supplémentaires.

**Rémunérations et avantages sociaux versés aux mandataires sociaux durant l'exercice 2003 (et rappel 2002)**
(montant brut perçu pendant la durée du mandat)

| en euros | Rémunérations 2003 *(rappel 2002)* [0] | | | Jetons de présence [0][4] versés par les sociétés du groupe | Avantage en nature [0][5] | Total rémunérations |
|---|---|---|---|---|---|---|
| | Fixe [1] | Variable [2] | Différée [3] | | | |
| **Michel Pébereau** [6]<br>Président du Conseil d'administration | 727 838<br>*(762 245)* | 811 938<br>*(1 070 479)* | 154 160<br>*(120 336)* | 22 868<br>*(22 867)* | 4 659<br>*(3 979)* | 1 721 463<br>*(1 979 906)* |
| **Baudouin Prot** [7]<br>Directeur Général | 642 153<br>*(533 572)* | 534 380<br>*(721 737)* | 94 752<br>*(73 968)* | 34 034<br>*(40 117)* | 4 895<br>*(4 354)* | 1 310 414<br>*(1 373 748)* |
| **Georges Chodron de Courcel** [8]<br>Directeur Général Délégué | 226 219 | - [0] | - [0] | 0 | 2 332 | 228 551 |
| **Jean Clamon** [9]<br>Directeur Général Délégué | 216 775 | - [0] | - [0] | 55 285 | 2 723 | 274 783 |
| **Dominique Hoenn** [10]<br>Directeur Général Délégué | 266 786<br>*(266 790)* | 415 144<br>*(539 939)* | 225 506<br>*(73 968)* | 87 152<br>*(68 243)* | 1 989<br>*(1 989)* | 996 577<br>*(950 929)* |

[0] Les rémunérations de Michel Pébereau et de Baudouin Prot concernent toute l'année 2003. Les rémunérations de Dominique Hoenn concernent la période de janvier à juin 2003. Les rémunérations de Georges Chodron de Courcel et Jean Clamon concernent la période de juillet à décembre 2003.
[1] Salaire versé en 2003.
[2] Ces montants correspondent aux sommes effectivement versées en 2003, une fraction de la rémunération variable ayant été attribuée, conformément aux conditions du Plan de bonus différé de BNP Paribas, sous forme d'actions libérables par tiers au cours des années 2004, 2005 et 2006. La rémunération ainsi différée s'élève à 217 062 euros pour Michel Pébereau, à 128 370 euros pour Baudouin Prot, à 128 370 euros pour Dominique Hoenn.
[3] Ces montants correspondent au transfert du 2e tiers de la rémunération variable différée en actions BNP Paribas attribuée au titre de 2000 et au 1er tiers de la rémunération variable différée en actions au titre de 2001. Pour Dominique Hoenn, ils comprennent également la rémunération variable différée en actions au titre de 1999.
[4] Le Président du Conseil d'administration ne perçoit pas de jetons de présence au titre des mandats qu'il exerce dans les sociétés du groupe, à l'exception du mandat d'administrateur de BNP Paribas SA. Outre les jetons de présence perçus au titre de son mandat d'administrateur de BNP Paribas SA, Baudouin Prot perçoit des jetons de présence en tant que Vice-Président du Conseil de surveillance de Cetelem.
[5] Le Président, le Directeur Général et les Directeurs Généraux Délégués disposent d'une voiture de fonction et d'un téléphone portable.
[6] Le salaire fixe annuel de Michel Pébereau a été ramené de 762 245 euros à 700 000 euros à compter du 12 juin 2003.
[7] Le salaire fixe annuel de Baudouin Prot a été porté de 533 572 euros à 730 000 euros à compter du 12 juin 2003. Sa rémunération variable a été réduite d'un montant de 17 250 euros correspondant à la reprise des jetons de présence perçus en 2002 dans des sociétés du groupe.
[8] Le salaire annuel fixe de Georges Chodron de Courcel a été porté de 426 847 euros à 450 000 euros à compter du 12 juin 2003.
[9] Le salaire annuel fixe de Jean Clamon a été porté de 396 367 euros à 430 000 euros à compter du 12 juin 2003. Les jetons de présence au titre des mandats qu'il exerce dans les sociétés du groupe sont ceux perçus par Jean Clamon sur l'année 2003 entière.
[10] La rémunération variable de Dominique Hoenn a été réduite d'un montant de 136 791 euros correspondant à la reprise des jetons de présence perçus en 2002 dans des sociétés du groupe (135 267 euros) et hors du groupe (1 524 euros). Les jetons de présence au titre des mandats qu'il exerce dans les sociétés du groupe sont ceux perçus par Dominique Hoenn sur l'année 2003 entière.

## Rémunération des mandataires sociaux

### La rémunération du Président du Conseil d'administration, du Directeur Général et des Directeurs Généraux Délégués

La rémunération versée en 2003 aux mandataires sociaux a été déterminée selon des modalités proposées par le Comité des rémunérations et des nominations et adoptées par le Conseil d'administration.

La rémunération comprend une partie fixe et une partie variable, dont les niveaux de base ont été déterminés en fonction de références de marché élaborées par des consultants spécialisés. La partie fixe de la rémunération est déterminée en fonction des normes usuelles pour des postes de responsabilités comparables. La partie variable, plafonnée, est fondée, d'une part, sur des critères liés à la performance financière et à la réalisation des budgets du groupe (bénéfice net part du groupe, résultat brut d'exploitation), et, d'autre part, sur des critères personnels, liés à la préparation de l'avenir du groupe. Une partie de la rémunération variable, attribuée sous forme d'actions BNP Paribas, est libérable par tiers sur trois ans.

- La rémunération fixe versée à Michel Pébereau, Président du Conseil d'administration, en 2003 s'est élevée à 727 838 euros. Le Comité des rémunérations et des nominations a, dans sa séance du 29 juillet 2003, décidé de ramener sa rémunération fixe annuelle de 762 245 euros à 700 000 euros à compter du 12 juin 2003.
  La rémunération variable qui sera versée en 2004 à Michel Pébereau au titre de l'année 2003 s'élève à 839 119 euros. La partie attribuée au titre du même exercice sous forme d'actions de l'entreprise, libérable par tiers au cours des années 2005, 2006 et 2007, s'élève à 199 565 euros.

Le Président du Conseil d'administration ne perçoit aucune autre rémunération versée par les sociétés du groupe et ne reçoit pas de jetons dans les sociétés du groupe, à l'exclusion du mandat d'administrateur de BNP Paribas SA.

- La rémunération fixe versée à Baudouin Prot, Directeur Général, en 2003 s'est élevée à 642 153 euros. Le Comité des rémunérations et des nominations a, dans sa séance du 29 juillet 2003, décidé de porter son salaire fixe annuel de 533 572 euros à 730 000 euros à compter du 12 juin 2003.
  La rémunération variable qui sera versée en 2004 à Baudouin Prot au titre de l'année 2003 s'élève à 835 986 euros avant imputation des jetons de présence perçus en 2003. La partie attribuée au titre du même exercice sous forme d'actions de l'entreprise, libérable par tiers au cours des années 2005, 2006 et 2007, s'élève à 198 042 euros.
  Le Directeur Général ne perçoit aucune autre rémunération versée par les sociétés du groupe et ne reçoit pas de jetons de présence au titre des mandats qu'il exerce dans les sociétés du groupe, à l'exclusion du mandat d'administrateur de BNP Paribas SA et du mandat de Vice-Président du Conseil de surveillance de Cetelem (les jetons de présence reçus en 2003 au titre de ce mandat seront imputés sur la rémunération variable versée en 2004 à Baudouin Prot).

- La rémunération fixe versée de janvier à juin 2003 à Dominique Hoenn, Directeur Général Délégué, s'est élevée à 266 786 euros.
  La rémunération variable qui sera versée en 2004 à Dominique Hoenn au titre de l'année 2003 s'élève à 527 372 euros avant imputation des jetons de présence perçus en 2003. La partie attribuée au titre du même exercice sous forme d'actions de l'entreprise, libérable par tiers au cours des années 2005, 2006 et 2007, s'élève à 105 876 euros.

- La rémunération fixe versée de juillet à décembre 2003 à Georges Chodron de Courcel, Directeur Général Délégué, s'est élevée à 226 219 euros. Le Comité des rémunérations et des nominations a, dans sa séance du 29 juillet 2003, décidé de porter son salaire fixe annuel

# TVO

## En première mondiale, l'exploitation du réacteur nucléaire EPR





### Mauno PAAVOLA
**Président-Directeur Général**

La compagnie finlandaise de production d'électricité TVO a au moins deux particularités. Tout d'abord, elle sera la première compagnie au monde à exploiter le réacteur nucléaire EPR de troisième génération. La mise en service de ce dernier, avalisée par le Parlement finlandais et prévue pour 2009, *viendra compléter les installations de TVO, qui produit déjà le cinquième de la consommation annuelle* d'électricité en Finlande. Le réacteur EPR, dont la durée de vie est estimée à une soixantaine d'années, a été choisi par TVO autant pour "sa sécurité" que pour "le faible coût de la production nucléaire d'électricité", en vitesse de croisière. Ce qui n'empêche pas la Finlande d'investir dans d'autres modes de production. " Les centrales nucléaires ne sont pas suffisantes pour couvrir les besoins du pays, aussi les Finlandais utilisent-ils également les énergies renouvelables." L'autre particularité de cette entreprise des plus florissantes est qu'elle ne réalise aucune marge sur sa production et... n'affiche aucun bénéfice ! Fruit d'un modèle économique plutôt original – et assez répandu en Finlande –, TVO est le fournisseur exclusif de ses actionnaires, d'autres centrales électriques ou des industriels (métallurgie, papeterie...) uniquement. " Nous produisons de l'électricité pour

Les informations permettant l'élaboration des comptes consolidés du groupe BNP Paribas reposent sur les systèmes traitant les opérations de la banque et sur un dispositif de collecte organisé en deux filières distinctes, l'une relative à la comptabilité, l'autre au contrôle de gestion. Le processus de remontée de ces informations suit le circuit suivant :

- Filière comptable : remontée directe des informations comptables de chaque entité vers Finances-Développement groupe – Comptabilité. Les comptes de l'entité BNP Paribas Métropole SA sont directement établis par ce département. Les états financiers consolidés sont produits au sein de ce département sur la base des informations comptables ainsi établies ou recueillies.
- Filière de gestion : remontée des informations de gestion de chaque entité et de chaque métier vers la fonction Finances de chaque pôle, puis remontée de données de gestion consolidées des pôles vers Finances-Développement groupe – Contrôle de Gestion.

Au niveau de chaque entité et de chaque pôle, les principaux agrégats du résultat de gestion sont réconciliés avec les agrégats du résultat comptable. En outre, une réconciliation globale est effectuée au niveau de Finances-Développement groupe afin d'assurer la cohérence du résultat comptable avec le résultat de gestion consolidé. Ces deux étapes de réconciliation contribuent au contrôle interne tant des informations comptables que des informations de gestion.

Un processus de certification interne des données produites par les filiales et succursales du groupe faisant partie du périmètre de consolidation a été institué. Un projet lancé en 2003 permettra d'assujettir l'entité BNP Paribas Métropole SA à cette procédure d'ici à fin 2004. Le responsable Finances des entités concernées certifie trimestriellement :

- la fiabilité, et la conformité avec les normes comptables du groupe, des données comptables transmises à Finances-Développement groupe ;
- le bon fonctionnement du système de contrôle interne comptable permettant de garantir la qualité des données comptables.

Les risques comptables identifiés par le contrôle interne comptable lors du processus de certification interne des comptes font l'objet des provisions adéquates le cas échéant et d'un suivi spécifique.

**Les effectifs mis en œuvre**

Au 31 décembre 2003, les effectifs de l'Audit Interne et de l'Inspection Générale du groupe BNP Paribas sont, en équivalent temps plein, de 846 personnes, de 296 personnes pour la fonction Éthique et Déontologie, et de 773 personnes pour l'ensemble de Group Risk Management, dont 57 personnes pour la fonction Risque Opérationnel.

## III - Limitation des pouvoirs du Directeur Général

Le Directeur Général est investi des pouvoirs les plus étendus pour agir en toutes circonstances au nom de BNP Paribas et pour représenter la banque dans ses rapports avec les tiers. Il exerce ces pouvoirs dans la limite de l'objet social et sous réserve de ceux que la loi attribue expressément aux Assemblées d'actionnaires et au Conseil d'administration. À titre interne, le Règlement intérieur du Conseil d'administration dispose que le Directeur Général lui présente pour accord préalable toutes les décisions d'investissement d'un montant supérieur à 250 millions d'euros, ainsi que tout projet de prise ou de cession de participation supérieures à ce seuil.

## IV - Information comptable et financière

**Procédures de contrôle interne relatives à l'élaboration et au traitement de l'information comptable et financière**

L'élaboration et le traitement de l'information comptable et financière relèvent de la responsabilité de la fonction Finances-Développement groupe, qui a notamment pour missions d'assurer :

- la production et la qualité des états comptables ;
- la production et la qualité des états de gestion et de fournir les éléments prévisionnels chiffrés, nécessaires au pilotage du groupe ;
- la maîtrise des systèmes informatiques financiers du groupe.

Ces missions sont réalisées à différents niveaux : au niveau groupe par Finances-Développement groupe, au niveau de chaque pôle par la fonction Finances du pôle et au niveau de chaque entité. Les responsables Finances des pôles et des principales entités sont rattachés fonctionnellement au responsable Finances du groupe.

Les principes et règles comptables appliqués par les entités du groupe dans l'établissement de leur information comptable sont rédigés et mis à jour par le département central de la Comptabilité Générale du groupe. De même, le département central du Contrôle de Gestion établit les règles de contrôle de gestion applicables par l'ensemble des métiers du groupe. Ces règles sont disponibles en temps réel sur les outils internes de communication en réseau ("Intranet").

L'ensemble de ces risques, à l'exception des deux premiers, est compris dans le concept de "risques opérationnels" : ce sont les risques financiers directs ou indirects qui naissent des dysfonctionnements internes ou externes de toute nature (défaillances des personnes, des procédures ou des systèmes, par exemple).

**La Charte d'Audit Interne**

Les principes généraux de l'audit interne du groupe BNP Paribas sont précisés par la Charte d'Audit Interne, amendée au cours de l'exercice 2003 afin de tenir compte de la séparation des fonctions de Président et de Directeur Général, qui attribue à ce dernier l'intégralité des responsabilités en matière d'audit et de contrôle interne.

En application de l'article 8 du règlement n° 97-02 modifié par le règlement 2001-01 du CRBF, l'Inspecteur Général est chargé de veiller pour le groupe BNP Paribas à la cohérence et à l'efficacité du contrôle interne. Il exerce notamment ses responsabilités sur l'ensemble des entités du groupe en pilotant les audits situés dans les pôles d'activités et les fonctions du groupe au travers d'une relation fonctionnelle.

Chaque auditeur de pôle ou de fonction est chargé notamment de définir, en coordination étroite avec l'Inspection Générale, l'organisation de l'audit la mieux adaptée aux problématiques du pôle ou de la fonction dans le respect des règles générales d'organisation du groupe. Conformément aux principes édictés par la Charte d'Audit Interne du groupe, les auditeurs de pôle enregistrent et suivent les recommandations émises à la suite de leurs travaux. Ils suivent également la mise en œuvre des recommandations émises par l'Inspection Générale.



Le schéma ci-après représente l'autorité fonctionnelle exercée par l'Inspecteur Général sur les audits au sein de BNP Paribas :


Directeur Général
Directeurs Généraux Délégués
Inspection Générale
Pôles
Fonctions Groupe
Inspecteur Général
Responsable de Pôle
Responsable de Fonction Groupe
Auditeur de Pôle
Correspondant Audit
Liens hiérarchiques
Liens fonctionnels

**Les principes de contrôle interne**

Ces trois principes sont définis comme suit dans le texte :

- L'indissociabilité des responsabilités du contrôle interne et de l'activité : la responsabilité du contrôle interne est indissociable de l'activité elle-même, et vise à en donner la maîtrise ; les responsables des fonctions groupe, en charge d'une famille de risques, et les responsables de pôles définissent leur système de contrôle interne et veillent à son bon fonctionnement ; chaque responsable, à son niveau, a le devoir d'un contrôle efficace des activités qui sont placées sous sa responsabilité.
- La délégation : elle définit et met en place les relais qui sont responsables de la mise en œuvre cohérente des politiques du groupe.
- La séparation des fonctions : elle se matérialise principalement entre les équipes qui sont à l'origine des opérations et celles qui les mettent en œuvre ; la structure du groupe doit maintenir et assurer une distinction nette entre celui qui opère et celui qui valide, entre celui qui gère pour compte propre et celui qui gère pour compte de tiers.

**Les procédures de contrôle interne**

Le référentiel d'instructions formalise et fait connaître dans l'ensemble du groupe les organisations et les procédures à appliquer ainsi que les contrôles à exercer. Ces procédures constituent le référentiel de base du contrôle interne.
Le contrôle interne du groupe BNP Paribas s'exerce selon quatre niveaux de responsabilité. Le contrôle de premier niveau est exercé par chaque collaborateur sur les opérations qu'il traite, par référence aux procédures en vigueur. Le contrôle de deuxième niveau est exercé par la hiérarchie. Le contrôle de troisième niveau est exercé par les auditeurs des différentes entités du groupe. Le contrôle de quatrième niveau est exercé par l'Inspection Générale.
Les trois premiers niveaux sont exercés au sein des pôles et des fonctions, premiers responsables de leur dispositif de contrôle interne. Le contrôle de quatrième niveau, confié à l'Inspection Générale, a pour objet de vérifier la bonne mise en œuvre du dispositif de contrôle interne au niveau de l'ensemble des entités du groupe, de la maison mère et de toutes ses filiales.

**Les familles de risque**

Les principaux risques sont identifiés en huit familles :

- Le risque de crédit et de contrepartie correspond au risque de défaillance totale ou partielle de la contrepartie avec laquelle des engagements de bilan ou de hors-bilan ont été contractés.
- Le risque de marché est lié aux évolutions de prix de marché de tous types d'instruments (risque de marché, de taux d'intérêt global, de liquidité).
- Le risque comptable résulte de l'ensemble des facteurs susceptibles d'entraver la réalisation des objectifs de régularité et de sincérité des informations comptables.
- Le risque administratif résulte de l'ensemble des facteurs susceptibles d'altérer le bon fonctionnement du groupe dans la réalisation du traitement de ses opérations.
- Le risque informatique résulte de l'ensemble des facteurs susceptibles d'altérer la sécurité informatique et les performances de la fonction informatique.
- Le risque commercial et de réputation correspond au risque de sous-performance commerciale et au risque d'image.
- Le risque juridique et fiscal résulte de l'ensemble des facteurs susceptibles d'altérer les objectifs de sécurité juridique et fiscale.
- Le risque de ressources humaines résulte de l'ensemble des facteurs susceptibles de causer l'insatisfaction individuelle ou collective des ressources humaines et l'inadéquation quantitative ou qualitative des collaborateurs.

Le Règlement intérieur du groupe, modifié le 10 août 2001, définit les règles générales d'éthique et de déontologie à appliquer par le personnel, notamment les collaborateurs ayant accès à des informations sensibles concernant les activités et les résultats de BNP Paribas.
Le dispositif de contrôle interne s'appuie également sur le recensement et la mise à jour régulière des procédures transversales du groupe, qu'elles émanent de la Direction Générale, des pôles ou des fonctions groupe. Ces procédures sont mises à disposition de l'ensemble des collaborateurs au moyen de la base informatique Directives groupe.
L'ensemble des questions relatives au contrôle interne et aux risques fait l'objet de présentations périodiques au Comité de contrôle interne et des risques et par son truchement au Conseil d'administration de BNP Paribas (cf. la partie "Gouvernement d'entreprise" du présent Rapport).

**L'organisation du Contrôle Interne**
En application de l'annonce faite aux actionnaires réunis en Assemblée Générale du 14 mai 2003, le Conseil d'administration de BNP Paribas a défini les modalités de la dissociation des fonctions de Président et celles de Directeur Général. Le Président n'exerce aucune responsabilité exécutive. Le Directeur Général, assisté de deux Directeurs Généraux Délégués, assure l'intégralité de la direction opérationnelle du groupe, constitué de 5 pôles d'activités, en incluant BNP Paribas Capital, et de 13 fonctions groupe. L'Inspecteur Général est désormais rattaché au Directeur Général du groupe.



En application de la note d'organisation du groupe BNP Paribas du 22 septembre 1999 posant les fondements du système de contrôle interne, le système de contrôle interne BNP Paribas repose sur trois principes essentiels et sur un référentiel d'instructions.

Le schéma ci-après présente l'organisation du Contrôle Interne au sein de BNP Paribas à fin 2003 :


Directeur Général
Directeurs Généraux Délégués
Inspecteur Général
Responsable Group Risk Management
Responsable Éthique et Déontologie
Responsables de Pôles
Responsables de Fonctions Groupe(*)
Inspection Générale
Filière intégrée des risques de crédit, de contrepartie et de marchés
Risque opérationnel
Déontologie du personnel
Ligne Éthique/Déontologie Blanchiment
Responsable de l'Audit de Pôle/Métier
Correspondants Audit, Informatique Comptabilité, RH, Juridique

* À l'exception des fonctions GPG (Global Procurement Group) et Imex (Immobilier d'exploitation) rattachées à l'un des Directeurs Généraux Délégués.

## II - Le Contrôle Interne

**L'environnement du Contrôle Interne**

Les principes et les modalités du contrôle des activités bancaires en France ont fait l'objet de nombreuses dispositions législatives et réglementaires qui ont installé de longue date les disciplines de contrôle interne au cœur des métiers de la banque. Pour l'essentiel, l'environnement de contrôle interne actuellement en vigueur est notamment défini par la loi du 24 janvier 1984 – relative à l'activité et au contrôle des établissements de crédit – et par la loi de modernisation des activités financières du 2 juillet 1996. La Commission Bancaire assure la surveillance "prudentielle" – ce néologisme passé dans le langage courant en énonce la nature et l'objectif – des règles applicables aux procédures de contrôle interne des établissements de crédit et des entreprises d'investissement. Ses statuts lui confèrent un pouvoir d'inspection et d'évaluation des procédures de contrôle interne des banques. Cet environnement très particulier s'explique par l'importance des activités bancaires dans la vie économique et financière et par leur impact potentiel sur la stabilité du système financier mondial. Les règles nationales sont encadrées au niveau international par les recommandations du Comité de Bâle, autorité régulatrice dont il n'existe pas d'équivalent pour les autres activités économiques dans le monde.

Le règlement du Comité de réglementation bancaire et financier, CRBF n° 97-02 du 21 février 1997 modifié par le règlement n° 2001-01, définit les conditions de mise en œuvre et de suivi du contrôle interne dans les établissements de crédit et les entreprises d'investissement.

Il précise notamment les principes relatifs aux systèmes de contrôle des opérations et des procédures internes, à l'organisation comptable et au traitement de l'information, aux systèmes de mesure des risques et des résultats, aux systèmes de surveillance et de maîtrise des risques, au système de documentation et d'information sur le contrôle interne. L'article 42 de ce règlement prévoit la rédaction d'un rapport annuel sur les conditions dans lesquelles le contrôle interne est assuré. Ce rapport est remis à la Commission Bancaire et aux Commissaires aux comptes, après avoir été communiqué, conformément aux termes du règlement CRBF n° 97-02, au Conseil d'administration sur le rapport du Comité de contrôle interne et des risques. Le groupe BNP Paribas a mis en place, dans l'ensemble de ses activités et de ses implantations, un dispositif de contrôle interne qui est défini dans la charte d'audit interne du groupe BNP Paribas, largement diffusée au sein du groupe. Cette charte vise d'une part à fixer les règles en matière d'organisation, de responsabilité et de périmètre d'intervention de l'audit interne et édicte notamment à cet effet le principe d'indépendance de la fonction d'audit interne. D'autre part, la charte précise les règles de conduite (déontologiques et professionnelles) de l'audit interne. À cet effet, le groupe BNP Paribas met en œuvre les principes professionnels définis au niveau international par l'Institute of Internal Auditors et en France par l'Institut Français de l'Audit et du Contrôle Interne. Le Directeur Général est responsable de l'organisation et des procédures de contrôle interne et de l'ensemble des informations requises par la loi au titre du rapport sur le contrôle interne.

les risques. Il a décidé de porter à quatre le nombre de ses sessions annuelles. Il a examiné divers échanges de correspondances avec la Commission Bancaire. Le Comité a procédé à l'audition de l'Inspecteur Général de BNP Paribas, du responsable Éthique et Déontologie groupe, du responsable de Group Risk Management.

**Comité des rémunérations et des nominations**

**Composition :** Après l'Assemblée Générale du 14 mai 2003, le Comité est composé de MM. Alain Joly, Président, Claude Bébéar, Jean-Louis Beffa et Jacques Friedmann. La moitié des membres (dont le Président) répondent à la qualification d'indépendance selon les recommandations de place. Le Comité ne comprend plus, depuis 1997, de membre de la Direction Générale.

**Missions :** Conformément au Règlement intérieur, le Comité propose au Conseil d'administration le choix du Président. En concertation avec le Président, il propose au Conseil le choix du Directeur Général et sur proposition du Directeur Général le choix des Directeurs Généraux Délégués. Il prépare les travaux du Conseil d'administration pour l'évaluation du fonctionnement du Conseil d'administration et des performances du Président en l'absence de l'intéressé, et, en liaison avec le Président, celles du Directeur Général et des Directeurs Généraux Délégués en l'absence des intéressés. Il est chargé d'étudier toutes questions relatives au statut personnel des mandataires sociaux, notamment les rémunérations, les retraites, les attributions d'options de souscription ou d'achat d'actions de la société ; d'examiner les conditions, le montant et la répartition du programme d'options de souscription ou d'achat d'actions, et d'assurer la préparation des plans d'options pour les collaborateurs du groupe. Le Comité, avec le Président, est également compétent pour assister le Directeur Général pour tout sujet concernant les rémunérations de l'encadrement supérieur que celui-ci lui soumettrait ; il est dans les mêmes conditions chargé d'étudier les dispositions permettant de préparer la relève des mandataires sociaux. Il prépare, avec le Président, les délibérations du Conseil relatives à la proposition de nominations d'administrateur par l'Assemblée Générale des actionnaires et à la nomination de censeur. Il propose au Conseil la nomination des Présidents de Comité lors de leur renouvellement.

**Activité du Comité en 2003 :**

Le Comité s'est réuni à trois reprises en 2003, avec un taux de présence moyen de 83 %. Ses travaux ont notamment porté sur : la cooptation et la nomination d'administrateurs et d'un censeur, la dissociation des fonctions de Président et de Directeur Général, le choix du Président, du Directeur Général et des Directeurs Généraux Délégués, l'organisation des organes de direction ; la composition des Comités du Conseil, la rémunération des mandataires sociaux et des membres du Comité exécutif ; le programme d'options d'actions de l'année 2003 ; le montant et les modalités de répartition des jetons de présence des administrateurs et censeur au titre de l'année 2003 ; l'évaluation du fonctionnement du Conseil d'administration.

Au titre de ses missions plus spécifiques, le Comité a notamment traité de questions méthodologiques significatives d'un point de vue comptable et notamment la comptabilisation des engagements de retraite, des produits dérivés structurés, de l'amortissement et de la dépréciation des écarts d'acquisition. Il a examiné le déroulement des projets de certification des comptes de BNP Paribas métropole, et de contrôle interne comptable.
S'agissant des relations avec les Commissaires aux comptes, les travaux du Comité ont porté sur la définition du périmètre des missions, la procédure d'approbation des missions hors audit, la publication des honoraires et la détermination du budget d'audit des années 2003 à 2005, la déclaration d'indépendance des Commissaires aux comptes.
Le Comité a procédé à l'audition, hors la présence de la Direction Générale, des responsables du groupe pour la Gestion Actif-Passif et la Trésorerie, la fonction Finances-Développement et la Comptabilité.
Le Comité a entendu le Collège des Commissaires aux comptes, hors la présence de la direction de la banque, lors de l'examen des comptes de l'exercice 2003.

**Comité de contrôle interne et des risques**

**Composition :** Après l'Assemblée Générale du 14 mai 2003, le Comité est composé de MM. Jacques Friedmann, Président, Jack Delage, et François Grappotte. Deux des trois membres du Comité (dont le Président) sont considérés comme indépendants selon les critères de place. Le Comité ne comprend plus, depuis 1997, de membre de la Direction Générale.

**Missions :** Les missions du Comité, définies par le Règlement intérieur, sont de préparer les travaux du Conseil d'administration et notamment d'analyser les rapports sur le contrôle interne et sur la mesure et la surveillance des risques, les rapports d'activité de l'Inspection Générale et leurs principales conclusions, les correspondances avec le Secrétariat général de la Commission bancaire ; d'examiner les grandes orientations de la politique de risques du groupe en s'appuyant sur les mesures de risques et de rentabilité des opérations qui lui sont communiquées en application de la réglementation en vigueur, ainsi que d'éventuelles questions spécifiques liées à ces sujets et à ces méthodes ; de procéder, hors la présence d'autres membres de la Direction Générale, s'il l'estime opportun, à l'audition des responsables de l'Inspection Générale, de l'Audit de la banque, de la fonction Éthique et Déontologie groupe et de la fonction Group Risk Management ; de présenter au Conseil d'administration son appréciation sur les méthodes et procédures utilisées.

**Activité du Comité en 2003**

Le Comité s'est réuni à trois reprises. Le taux de présence a été de 81 %. Les travaux du Comité ont notamment porté sur : le projet de rapport annuel de contrôle interne en application du règlement n°97-02 destiné à la Commission Bancaire ; le compte-rendu d'activité de l'Audit interne.
Le Comité a examiné la mise en place de l'organisation et des procédures devant répondre aux exigences des régulateurs internationaux dans le domaine du risque opérationnel et du capital économique (Bâle 2), ainsi que les implications de la directive européenne sur les conglomérats financiers. Sur rapport de Group Risk Management, il a examiné les conclusions des Risk Policy Committees et des Comités de crédit de Direction Générale, les évolutions du portefeuille des engagements du groupe et du coût du risque, les propositions de restructuration des comités spécialisés dans

### Comité des comptes

**Composition :** Après l'Assemblée Générale du 14 mai 2003, le Comité comprend MM. Louis Schweitzer, Président, Patrick Auguste, Denis Kessler, Jean-Marie Messier, David Peake et Mme Hélène Ploix. Quatre des six membres du Comité (dont le Président) répondent à la qualification d'administrateur indépendant selon les critères de place. Le Comité ne comprend plus de membre de la Direction Générale depuis 1997.

**Missions :** Les missions du Comité, définies par le Règlement intérieur, sont de préparer les travaux du Conseil d'administration, notamment : analyser, en présence des Commissaires aux comptes, les états financiers trimestriels, semestriel et annuel diffusés par la société et en approfondir certains éléments avant leur présentation au Conseil d'administration ; examiner toutes questions relatives à ces documents financiers : choix des référentiels comptables, provisions, résultats analytiques, normes comptables et prudentielles, calculs de rentabilité et toute question comptable présentant un intérêt méthodologique ; piloter les relations avec le Collège des Commissaires aux comptes. Chaque fois qu'il l'estime opportun et de façon régulière au moins une fois par an, le Comité consacre une partie de séance à un entretien avec le Collège des Commissaires aux comptes, hors la présence de la direction de la banque.

Sur tous les sujets de sa compétence, le Comité entend à sa diligence, et hors la présence des autres membres de la Direction Générale s'il l'estime opportun, les responsables financier et comptable du groupe, ainsi que le responsable de la Gestion Actif-Passif.

Sur les questions d'interprétation comptable appelant un choix à l'occasion des résultats trimestriels, semestriel et annuel, et ayant un impact significatif, les Commissaires aux comptes et le responsable de la fonction Finances-Développement groupe présentent trimestriellement au Comité une note analysant la nature et l'importance de la question, exposant les arguments plaidant en faveur ou en défaveur des différentes solutions envisageables et justifiant le choix retenu.
Le Président du Comité peut demander l'audition de toute personne responsable, au sein du groupe, de questions relevant de la compétence du Comité, telle que définie par le Règlement intérieur du Conseil et faire appel, le cas échéant, à des experts extérieurs.

**Activité du Comité en 2003**

Le Comité s'est réuni à cinq reprises. Le taux de présence, en prenant en compte la décision d'un administrateur de ne pas assister aux séances, a été de 80 %, il a été de 65 % sans tenir compte de cette circonstance.

Au titre de ses missions périodiques, le Comité a analysé, avant leur présentation au Conseil d'administration, les résultats consolidés et les résultats individuels de l'exercice 2002 et du 1er semestre 2003, les résultats consolidés trimestriels et semestriel, ainsi que les états financiers annuel et semestriel du groupe et de BNP Paribas SA : résultats, bilan, hors-bilan et notes annexes. À l'occasion de cet examen périodique, le Comité a analysé les effets sur les résultats des variations du périmètre de consolidation comptable ainsi que les résultats par pôles d'activité et par métiers. Il a examiné les projets de communiqué sur les résultats préalablement à leur présentation au Conseil.

Lors de l'examen du projet d'organisation des pouvoirs des organes sociaux, dans le cadre de la dissociation des fonctions de Président et de Directeur Général, le Comité des rémunérations et des nominations a présenté au Conseil du 11 juin 2003 un bilan de l'action de M. Michel Pébereau au cours des dix années de son mandat de Président-Directeur Général.

Le Conseil considère que la préparation et la mise en œuvre de ces décisions ont permis pour l'année en cours de satisfaire aux recommandations de place relatives à l'évaluation des mandataires sociaux.

**Activité du Conseil en 2003**

Le Conseil d'administration s'est réuni à huit reprises en 2003, dont une en séance exceptionnelle. Il a en outre tenu une session spéciale dévolue à la stratégie du groupe. Le taux de participation a été de 82 %. Outre les délibérations et décisions mises à l'ordre du jour de ses travaux en application des lois et règlements en France, les travaux du Conseil ont porté sur :

- les projets de rapport de gestion et de rapport relatif au contrôle interne et aux risques, les projets de résolutions à présenter en Assemblée Générale, les projets de réponse aux questions écrites des actionnaires préalables à l'Assemblée Générale ;
- les projets de modification du Règlement intérieur du Conseil, la composition des Comités, le projet de questionnaire sur l'évaluation du fonctionnement du Conseil et les conclusions résultant de son dépouillement, le projet de répartition des jetons de présence pour 2003 ;
- l'organisation des pouvoirs résultant de la séparation des fonctions du Président et du Directeur Général, le choix du Président et celui du Directeur Général, la composition du Comité exécutif, la structure des pôles et des métiers, la détermination des rémunérations des mandataires sociaux et des membres du Comité exécutif ;
- la politique de développement et la stratégie du groupe, les projets d'investissement et de prises de participation sujets à l'approbation préalable et le compte-rendu des opérations significatives réalisées ou en cours, ainsi que l'évolution de la participation du groupe dans le Crédit Lyonnais ;
- les comptes et le budget : le Conseil a examiné et arrêté les comptes et résultats de l'exercice 2002 pour le groupe et BNP Paribas SA ainsi que les résultats consolidés trimestriels et semestriel du groupe et de ses pôles d'activité de 2003. Il a entendu le rapport du Comité des comptes et celui du Collège des Commissaires aux comptes. Il a examiné et adopté le budget de l'année 2004 ;
- les projets d'émission d'actions de préférence, d'augmentation de capital réservée aux bénéficiaires du Plan d'Épargne de l'Entreprise, de plan d'options d'actions de BNP Paribas ;
- la déontologie des missions des Commissaires aux comptes, la procédure d'autorisation des missions des Commissaires aux comptes, le montant de leurs honoraires pour les années 2003 à 2005, l'accord cadre entre BNP Paribas et le Collège des Commissaires aux comptes dans le domaine de la certification des comptes ;
- les travaux des trois comités du Conseil, dont l'activité est retracée ci-après, qui ont fait l'objet des rapports de leurs Présidents respectifs et ont été débattus en séance.

## Évaluation du Conseil d'administration de BNP Paribas

L'évaluation triennale du fonctionnement du Conseil, préconisée par les recommandations de place, a été menée en fin 2002-début 2003. Ses méthodes et conclusions ont fait l'objet d'un compte-rendu dans le Rapport annuel de l'exercice 2002. Bien que n'étant pas formellement requise, une actualisation de cette évaluation a été effectuée en fin 2003-début 2004.
Un questionnaire a été servi, hors les mandataires sociaux, par 14 administrateurs. Pour l'essentiel identique à celui de l'année précédente, il couvre les principaux aspects du fonctionnement du Conseil : la définition de ses missions par le Règlement intérieur, sa composition, ses domaines d'intervention, le déroulement de ses séances, le fonctionnement de ses trois Comités spécialisés.
Les conclusions de l'évaluation ont été rapportées par le Comité des rémunérations et des nominations lors de la séance du Conseil du 4 février 2004 : le Conseil d'administration de BNP Paribas fonctionne de manière satisfaisante ; les questions importantes sont convenablement préparées et débattues ; les suggestions émises lors de la précédente évaluation ont été mises en œuvre et ont conduit à des améliorations notamment dans l'appréciation des travaux des trois Comités spécialisés.

## Indépendance des administrateurs

L'évaluation de l'indépendance des administrateurs, préconisée par les recommandations de place, a été menée en novembre 2002 et février 2003 et ses conclusions ont fait l'objet d'un compte-rendu dans le Rapport annuel de l'exercice 2002.

Après l'Assemblée Générale du 14 mai 2003, le Conseil d'administration se compose de quinze membres élus par l'Assemblée Générale des actionnaires et de trois élus par le personnel.
Sont considérés comme ne répondant pas aux critères d'indépendance définis par les recommandations de place : MM. Claude Bébéar, Jean-Louis Beffa, Michel François-Poncet, David Peake, Michel Pébereau et Baudouin Prot.
Les trois administrateurs salariés sont qualifiés de "non-indépendants" par les recommandations de place, malgré leur mode d'élection et leur statut qui assurent leur indépendance effective vis-à-vis de la Direction Générale.
Ce sont MM. Patrick Auguste, Jack Delage et Jean Morio.

Sont considérés comme indépendants : MM. Gerhard Cromme, Jacques Friedmann, François Grappotte, Alain Joly, Denis Kessler, Jean-Marie Messier, Lindsay Owen-Jones, Mme Hélène Ploix et M. Louis Schweitzer.
Dans ces conditions, "la part des administrateurs indépendants est de la moitié des membres du Conseil", en conformité avec l'objectif du Conseil d'appliquer les recommandations de place relatives aux "sociétés au capital dispersé et dépourvues d'actionnaires de contrôle".

## Évaluation du Président et du Directeur Général

Le Conseil d'administration, dans sa séance du 14 mai 2003, lors de l'examen du projet de dissociation des fonctions de Président et de Directeur Général, a approuvé à l'unanimité les critères de choix du Directeur Général de BNP Paribas et le nom de M. Baudouin Prot comme futur Directeur Général, tels que proposés par M. Michel Pébereau, qui en a ensuite fait la présentation motivée aux actionnaires réunis en Assemblée Générale le même jour.

# Rapport du Président

## sur les conditions de préparation et d'organisation des travaux du Conseil et sur les procédures de contrôle interne mises en place par la société

### I - Le gouvernement d'entreprise

Les actionnaires réunis en Assemblée Générale le 14 mai 2003 ont eu la primeur de l'annonce de la séparation des fonctions de Président et de Directeur Général, dont le principe venait d'être approuvé par le Conseil d'administration de BNP Paribas, sur proposition du Président-Directeur Général.

Le groupe s'est ainsi conformé aux meilleures pratiques du gouvernement d'entreprise tout en mettant en œuvre, dans la transparence et la continuité, le processus de relève de la Direction Générale. Les implications de cette décision, tant dans le fonctionnement des organes de direction que dans la mise en œuvre du contrôle interne, sont précisées dans le présent rapport.

**Les conditions de préparation et d'organisation des travaux du Conseil**

Les conditions de préparation et d'organisation des travaux du Conseil et de ses Comités spécialisés sont définies par leurs pratiques et par le Règlement intérieur du Conseil d'administration de BNP Paribas SA. Sur proposition du Comité des rémunérations et des nominations, la version actuelle a été adoptée par le Conseil dans sa séance du 4 février 2004.

Les travaux du Conseil portant sur les comptes et les relations avec les Commissaires aux comptes, sur le contrôle interne et les risques, sur l'organisation de la Direction Générale, les rémunérations et les nominations sont préparés par trois Comités spécialisés : le Comité des comptes, celui du contrôle interne et des risques, et celui des rémunérations et des nominations.

**La séparation des fonctions de Président et de Directeur Général**

Selon le Règlement intérieur, le Président organise et dirige les travaux du Conseil. Il veille au bon fonctionnement des organes sociaux de BNP Paribas. En étroite coordination avec la Direction Générale, il peut représenter le groupe dans ses relations de haut niveau, *notamment* les *grands* clients et les pouvoirs publics aux niveaux national et international. Il n'exerce aucune responsabilité exécutive. Le Directeur Général est investi des pouvoirs les plus étendus pour agir en toute circonstance au nom de la société (cf. III ci-après). Il a autorité sur l'ensemble du groupe, les responsables de pôles, de métiers, de territoires et de fonctions. Il est responsable de l'organisation et des procédures de contrôle interne mises en place et de l'ensemble des informations requises par la loi au titre du rapport sur le contrôle interne.

**Les missions du Conseil d'administration**

Les principales missions dont le Conseil est investi, conformément au Règlement intérieur, sont de désigner les mandataires sociaux, de déterminer la stratégie et les orientations de l'activité de BNP Paribas et de veiller à leur mise en œuvre, de se saisir de toute question intéressant la bonne marche de l'entreprise et de régler par ses délibérations les affaires qui la concernent, de procéder aux contrôles et vérifications qu'il juge opportuns, de contrôler la gestion de l'entreprise et la véracité de ses comptes, d'approuver les comptes, de veiller à la qualité de l'information financière fournie aux actionnaires et aux marchés.

Curriculum vitae des administrateurs dont le renouvellement de mandat est proposé au vote des actionnaires

## Louis Schweitzer

**Fonction principale** : Président-Directeur Général de Renault
Né le 8 juillet 1942

- **Études**
  Licence en droit
  Institut d'Études Politiques de Paris
  École Nationale d'Administration (1967-1970)
- **Carrière**

| | |
|---|---|
| Depuis 1970 | Inspecteur des Finances |
| 1970 - 1971 | Chargé de mission à la Direction Générale de l'Assistance Publique |
| 1971 - 1974 | Chargé de mission à l'Inspection Générale des Finances |
| 1974 - 1979 | Chargé de mission à la Direction du Budget (ministère des Finances) |
| 1979-1981 | Sous-directeur à la Direction du Budget |
| 1981-1986 | Directeur de cabinet de Laurent Fabius (successivement Ministre délégué chargé du Budget - Ministre de l'Industrie et de la Recherche - Premier Ministre) |
| 1986-1989 | Entre chez Renault comme Directeur à la Direction Générale puis Directeur de la planification et du contrôle de gestion puis Directeur financier et du plan |
| 1989-1990 | Directeur Général Adjoint, Directeur financier et du plan |
| Déc. 1990-Mai 1992 | Directeur Général |
| Depuis mai 1992 | Président-Directeur Général |
| Depuis mars 2002 | Président du Directoire Renault-Nissan BV |

## Lindsay Owen-Jones

**Fonction principale** : Président-Directeur Général de L'Oréal
Né le 17 mars 1946 en Grande-Bretagne

- **Études**
  Licencié ès lettres de l'Université d'Oxford
  Diplômé de l'Insead (Institut Européen d'Administration des Affaires)
- **Carrière**

| | |
|---|---|
| 1969 - 1974 | Chef de produit chez L'Oréal en Belgique puis en France |
| 1976 - 1978 | Directeur du Marketing de la Division des Produits Publics |
| 1978 - 1981 | Directeur Général de la filiale italienne de L'Oréal |
| 1981 - 1984 | President and Chief Executive Officer de Cosmair Inc., agent exclusif de L'Oréal aux États-Unis |
| 1984 - 1988 | Vice-Président-Directeur Général, Vice-Président du Comité de direction et administrateur de L'Oréal |
| 1988 | Président-Directeur Général de L'Oréal |





**Zsolt HERNÁDI**
**Président-Directeur Général**
**MOL – Client BNP Paribas – Hongrie**

Après l'euro, l'Union européenne sera confrontée le 1er mai prochain à un nouveau défi de grande envergure : l'accueil de dix nouveaux membres dans ses rangs (Chypre, Malte, Estonie, Hongrie, Lettonie, Lituanie, Pologne, République tchèque, Slovaquie et Slovénie). Pour obtenir le précieux sésame, ces dix pays ont pour la plupart bouleversé leur ancien modèle économique en quinze ans. MOL, leader hongrois du pétrole (et plus grosse compagnie du pays), en sait quelque chose. Issu du regroupement de onze sociétés publiques, le groupe a été progressivement privatisé. L'État hongrois n'en détient plus aujourd'hui que 12 % et MOL est coté à la Bourse de Francfort, de Londres et de Luxembourg. "Cela a été un immense challenge de passer d'un marché entièrement planifié à un marché complètement ouvert pour les pays d'Europe centrale." Les sociétés pétrolières, bénéficiant généralement d'énormes parts de marché (plus de 40 % du marché hongrois pour MOL), sont en position de force. Mais les changements ne se limitent pas à la privatisation : MOL a étendu ses activités à d'autres pays en acquérant la majorité des parts de la compagnie slovaque Slovnaft et en nouant des intérêts stratégiques avec INA, le géant croate. L'objectif de cet original modèle transfrontalier est de "réunir des sociétés qui doivent affronter le même environnement, en plein changement" pour "devenir un acteur majeur dans une région en forte croissance". Tout en y mettant les formes : le développement de MOL se fait avec l'aval des employés et des syndicats, et la société revendique une forte responsabilité environnementale. "Je crois que nous devons accepter la nouvelle attitude du public, c'est-à-dire la mise sous haute surveillance et la tolérance zéro vis-à-vis des dommages écologiques causés par les pétroliers."

# MOL

## D'un marché entièrement planifié à un marché complètement ouvert



# Extraits du Règlement intérieur du Conseil

## Chapitre 5 : Comportement de l'administrateur et du censeur

"L'administrateur accepte les disciplines du travail en commun dans le respect mutuel des opinions et exprime librement ses positions, éventuellement minoritaires, sur les sujets débattus en séance.
Il exerce son sens des responsabilités à l'égard des actionnaires et des autres parties prenantes du groupe.
Il a le souci de faire prévaloir le principe de l'intégrité personnelle dans l'exercice de son mandat et d'en respecter les règles essentielles.

## Respect des lois et règlements

L'administrateur respecte les obligations légales, les recommandations et les règlements de place relatifs aux informations concernant personnellement les administrateurs.

## Éthique et déontologie

L'administrateur est particulièrement concerné par la législation relative aux opérations d'initiés tant à titre personnel qu'au titre de fonctions exercées au sein de sociétés actionnaires de BNP Paribas.
Il lui est recommandé de n'effectuer des opérations sur le titre BNP Paribas à titre personnel que dans les six semaines qui suivent les publications des comptes trimestriels et annuels, ou la publication d'un communiqué sur la marche de l'entreprise.
Il lui est interdit de communiquer des informations qui ne seraient pas publiques à quiconque y compris aux gestionnaires des titres de son entreprise.
Pour toute question d'ordre déontologique, un administrateur peut consulter le responsable de la fonction Éthique et Déontologie du groupe BNP Paribas.

## Situation de conflit d'intérêts

L'administrateur fait part au Conseil de toute situation de conflit d'intérêts même potentiel et s'abstient de participer au vote de la délibération correspondante.
Un administrateur qui ne s'estimerait plus en mesure de remplir sa fonction au sein du Conseil, ou des Comités dont il est membre, doit démissionner.

## Discrétion

Tout administrateur, de même que toute personne appelée à assister à tout ou partie des réunions du Conseil d'administration et de ses Comités spécialisés, est tenu à une obligation de discrétion sur le déroulement et le contenu des délibérations du Conseil.
Il doit en particulier conserver le secret à l'égard des informations répondant à la définition des informations financières et boursières privilégiées ou susceptibles d'intéresser concurrents ou tierce partie au titre de "l'intelligence économique" ou présentant un caractère confidentiel et données comme telles par le Président.
L'inobservation de cette obligation peut donner lieu à une action en dommages - intérêts contre le ou les administrateurs ayant violé cette règle."

En application du Règlement 2002-01 de la Commission des Opérations de Bourse, les mandataires sociaux sont tenus de mettre au nominatif les actions de BNP Paribas qu'ils détiennent et de déclarer semestriellement les transactions qu'ils ont effectuées sur ces titres.



David Peake

Fonction principale : *Président de BNP Paribas UK Holdings Ltd, Grande-Bretagne*
*Né le 27 septembre 1934*
*Dates de début et de fin de mandat : 13 mai 1998 – AG 2004*
*Date du 1er mandat : 13 mai 1998*
*Nombre d'actions BNP Paribas détenues : 750*

Président :
*BNP Paribas Finance Plc, Grande-Bretagne*
*Chipping Norton Theatre Ltd, Grande-Bretagne*
*Chipping Norton Theatre Trust Ltd, Grande-Bretagne*
*21st Century Learning Initiative (UK) Ltd, Grande-Bretagne*
*The Goldsmiths' Company, Grande-Bretagne*

Administrateur :
*Life Education Mobiles Ltd, Grande-Bretagne*
*Life Education Centres (UK) Ltd, Grande-Bretagne*
*Sezincote Trustees Ltd, Grande-Bretagne*



Hélène Ploix

Fonction principale : *Président de Pechel Industries SAS*
*Née le 25 septembre 1944*
*Dates de début et de fin de mandat : 14 mai 2003 – AG 2005*
*Date du 1er mandat : 21 mars 2003*
*Nombre d'actions BNP Paribas détenues : 700*

Administrateur :
Lafarge
*Boots Group Plc, Grande-Bretagne*
*Ferring SA, Suisse*

Membre du Conseil de surveillance :
Publicis

Représentant de Pechel Industries :
*Quinette Gallay*
*Aquarelle.com Group*
*Xiring*
*CVBG-Dourthe Kressman*
*IDM*
*Panoranet*
*Homerider Systems*
*Holding Nelson/Creations Nelson*
*Pechel Service SAS*

Gérant *de Hélène Ploix SARL*
Membre *ad hoc du Comité d'investissement du Fonds de Pension des personnels des Nations-Unies*



Baudouin Prot

Fonction principale : Administrateur-Directeur Général de BNP Paribas
*Né le 24 mai 1951*
*Dates de début et de fin de mandat : 7 mars 2000 – AG 2005*
*Date du 1er mandat : 7 mars 2000*
*Nombre d'actions BNP Paribas détenues : 29 670*

Président du Conseil d'administration :
*BNP Paribas E³*

Administrateur :
Péchiney
Veolia Environnement

Membre du Conseil de surveillance :
Pinault-Printemps-Redoute
*Cetelem*

Représentant permanent de BNP Paribas au Conseil de surveillance :
Accor



Louis Schweitzer

Fonction principale : Président-Directeur Général de Renault
*Né le 8 juillet 1942*
*Dates de début et de fin de mandat : 13 mai 1998 – AG 2004*
*Date du 1er mandat : 14 décembre 1993*
*Nombre d'actions BNP Paribas détenues : 4 830*

Président du Directoire *de Renault-Nissan BV, Pays-Bas*

Administrateur :
*AB Volvo, Suède*
Électricité de France
*Renault Crédit International*
Veolia Environnement

Membre du Conseil de surveillance :
*Philips, Pays-Bas*

Membre du Conseil :
*Fondation Nationale des Sciences Politiques*
*Institut Français des Relations Internationales*
*Musée du Louvre*

Membre du Conseil Consultatif :
*Banque de France*
*Allianz, Allemagne*

## Autres mandataires sociaux

Depuis le 11 juin 2003

Georges Chodron de Courcel

Fonction principale : Directeur Général Délégué de BNP Paribas
*Né le 20 mai 1950*
*Nombre d'actions BNP Paribas détenues : 15 000*

Administrateur :
Alstom
*BNP Paribas Canada, Canada*
*BNP Paribas UK Holdings Ltd, Grande-Bretagne*
Bouygues
Nexans

Membre du Conseil de surveillance :
Lagardère SCA

Censeur :
*Scor SA*

Jean Clamon

Fonction principale : Directeur Général Délégué de BNP Paribas
*Né le 10 septembre 1952*
*Nombre d'actions BNP Paribas détenues : 51 122*

Administrateur :
Arval Service Lease
BPLG
Cetelem
*Euro Securities Partners*
*Cassa di Risparmio di Firenze, Italie*
*Compagnie Nationale à Portefeuille, Belgique*
*Erbé, Belgique*

Représentant de BNP Paribas :
UCB

Jusqu'au 11 juin 2003

Dominique Hoenn

Fonction principale : Senior Adviser de BNP Paribas
*Né le 12 avril 1940*
*Nombre d'actions BNP Paribas détenues : 68 528*

Président du Conseil d'administration de Paribas International

Président du Conseil de surveillance :
BNP Private Equity

Administrateur :
BNP Paribas Securities Services
*BNP Paribas Luxembourg, Luxembourg*
*BNP Paribas Suisse, Suisse*
*Clearstream International, Luxembourg*
*Cobepa, Belgique*
*Euronext NV, Pays-Bas*



Jacques Friedmann

**Fonction principale :** Administrateur de sociétés
*Né le 15 octobre 1932*
*Dates de début et de fin de mandat : 04 mai 1999 – AG 2005*
*Date du 1er mandat : 14 décembre 1993*
*Nombre d'actions BNP Paribas détenues : 4 942*

**Administrateur :**
LVMH
Total

*Président du Conseil d'orientation du Musée du Quai Branly*



François Grappotte

**Fonction principale :** Président de Legrand
*Né le 21 avril 1936*
*Dates de début et de fin de mandat : 04 mai 1999 – AG 2005*
*Date du 1er mandat : 04 mai 1999*
*Nombre d'actions BNP Paribas détenues : 2 300*

**Administrateur :**
Valeo
*Bufer Elektrik, Turquie*
*Eltas Elektrik, Turquie*
*Legrand Española, Espagne*
*Lumina Parent, Luxembourg*
*Pass & Seymour, États-Unis*
*The Wiremold Company, États-Unis*

**Administrateur et Directeur Général** *de Legrand Holding SA*

**Président :**
*B. Ticino, Italie*
*Legrand SAS*
*Lumina Management*

**Membre du Conseil de surveillance** de Michelin

**Membre :**
*Conseil Consultatif de la Banque de France*
*Bureau de la FIEEC (Fédération des Industries Électriques, Électroniques et de Communication)*



Alain Joly

**Fonction principale :** Président du Conseil de surveillance d'Air Liquide
*Né le 18 avril 1938*
*Dates de début et de fin de mandat : 14 mai 2003 – AG 2006*
*Date du 1er mandat : 28 juin 1995*
*Nombre d'actions BNP Paribas détenues : 4 152*

**Administrateur :**
Lafarge
Société d'Oxygène et d'Acétylène d'Extrême-Orient
*Air Liquide International Corporation, États-Unis*
*American Air Liquide, États-Unis*



Denis Kessler

**Fonction principale :** Président-Directeur Général de Scor
*Né le 25 mars 1952*
*Dates de début et de fin de mandat : 14 mai 2003 – AG 2006*
*Date du 1er mandat : 23 mai 2000*
*Nombre d'actions BNP Paribas détenues : 812*

**Président :**
*Commercial Risk Re-Insurance Company, États-Unis*
*Commercial Risk Reinsurance Company Ltd, Bermudes*
*Commercial Risk Partners Ltd, Bermudes*
*General Security Indemnity Company, États-Unis*
*General Security National Insurance Company, États-Unis*
*General Security Indemnity of Arizona, États-Unis*
*Investors Insurance Corporation, États-Unis*
*Investor Marketing Group Inc., États-Unis*
*Scor Italia Riassicurazioni SPA, Italie*
*Scor Life Insurance Company, États-Unis*
*Scor Life US Reinsurance, États-Unis*
*Scor Reinsurance Company, États-Unis*
*Scor US Corporation, États-Unis*

**Administrateur :**
Bolloré Investissement SA
Dassault Aviation
*Amvescap Plc, Grande-Bretagne*
*Cogedim*
*Dexia, Belgique*
*Scor Canada Reinsurance Company, Canada*

**Membre du Conseil de surveillance :**
*Scor Deutschland, Allemagne*

**Censeur :**
*FDC SA*
*Gimar Finance SCA*

**Membre :**
*Commission Économique de la Nation*
*Conseil Économique et Social*
*Conseil d'administration du Siècle*



Jean-Marie Messier

**Fonction principale :** *Président de Messier Partners LLC et de Ahead LLC, États-Unis*
*Né le 13 décembre 1956*
*Dates de début et de fin de mandat : 04 mai 1999 – AG 2005 – Monsieur Jean-Marie Messier a présenté sa démission par lettre du 29 décembre 2003 et le Conseil en a pris acte dans sa séance du 4 février 2004.*
*Date du 1er mandat : 04 mai 1999*
*Nombre d'actions BNP Paribas détenues : 400*



Jean Morio
Administrateur élu par les salariés de BNP Paribas

**Fonction principale :** Chargé d'études statistiques (études économiques)
*Né le 2 avril 1948*
*Élu pour 3 ans le 31 janvier 2001*
*Nombre d'actions BNP Paribas détenues : 10*



Lindsay Owen-Jones

**Fonction principale :** Président-Directeur Général de L'Oréal
*Né le 17 mars 1946*
*Dates de début et de fin de mandat : 13 mai 1998 – AG 2004*
*Date du 1er mandat : 13 juin 1989*
*Nombre d'actions BNP Paribas détenues : 2 088*

**Président :**
*L'Oréal USA Inc., États-Unis*
*L'Oréal UK Ltd, Grande-Bretagne*
*Galderma Pharma SA, Suisse*

**Vice-Président et membre du Conseil de surveillance :**
Air Liquide

**Administrateur :**

# Le Conseil d'administration

## Composition au 31 décembre 2003*



**Michel Pébereau**

**Fonction principale :** Président du Conseil d'administration de BNP Paribas
*Né le 23 janvier 1942*
*Dates de début et de fin de mandat : 14 mai 2003 – AG 2006*
*Date du 1er mandat : 14 décembre 1993*
*Nombre d'actions BNP Paribas détenues : 110 006*

**Administrateur :**
Lafarge
Saint-Gobain
Total
*BNP Paribas UK Holdings Ltd, Grande-Bretagne*

**Membre du Conseil de surveillance :**
Axa

**Censeur :**
*Société Anonyme des Galeries Lafayette*

**Président :**
*Association Française des Banques*
*Commission Banque d'Investissement et de Marchés de la Fédération Bancaire Française*
*Conseil de Direction de l'Institut d'Études Politiques de Paris*

**Membre :**
*International Advisory Panel de Monetary Authority of Singapore*
*International Capital Markets Advisory Committee de Federal Reserve Bank of New York*
*International Monetary Conference*



**Patrick Auguste**
Administrateur élu par les salariés cadres de BNP Paribas

**Fonction principale :** Chef de projets immobiliers
*Né le 18 juin 1951*
*Élu pour 6 ans le 6 mars 2000*
*Date du 1er mandat : 14 décembre 1993*
*Nombre d'actions BNP Paribas détenues : 130*



**Claude Bébéar**

**Fonction principale :** Président du Conseil de surveillance d'Axa
*Né le 29 juillet 1935*
*Dates de début et de fin de mandat : 14 mai 2003 – AG 2006*
*Date du 1er mandat : 23 mai 2000*
*Nombre d'actions BNP Paribas détenues : 3 074*

**Président-Directeur Général** de Finaxa

**Administrateur :**
Schneider Electric
Vivendi Universal
*Axa Assurances Iard Mutuelle*
*Axa Assurances Vie Mutuelle*
*Axa Courtage Assurance Mutuelle*
*Axa Financial Inc., États-Unis*
*Lor Patrimoine*

**Président :**
*Institut du Mécénat de Solidarité*
*Institut Montaigne*

* Les mandats figurant en italique n'entrent pas dans les dispositions du Code de Commerce relatives au cumul des mandats.



**Jean-Louis Beffa**

**Fonction principale :** Président-Directeur Général de la Compagnie de Saint-Gobain
*Né le 11 août 1941*
*Dates de début et de fin de mandat : 14 mai 2003 – AG 2006*
*Date du 1er mandat : 22 octobre 1986*
*Nombre d'actions BNP Paribas détenues : 18 786*

**Vice-Président** du Conseil d'administration de BNP Paribas
**Président** de Claude Bernard Participations

**Administrateur :**
*Groupe Bruxelles Lambert, Belgique*
*Saint-Gobain Cristaleria SA, Espagne*
*Saint-Gobain Corporation, États-Unis*

**Représentant permanent :**
*Saint-Gobain PAM*

**Membre du Conseil de surveillance :**
Le Monde SA
*Le Monde Partenaire AS (SAS)*
*Société Éditrice du Monde (SAS)*



**Gerhard Cromme**

**Fonction principale :** *Président du Conseil de surveillance de ThyssenKrupp AG*
*Né le 25 février 1943*
*Dates de début et de fin de mandat : 14 mai 2003 – AG 2005*
*Date de 1er mandat : 21 mars 2003*
*Nombre d'actions BNP Paribas détenues : 400 (en février 2004)*

**Membre du Conseil de surveillance :**
*Allianz AG, Allemagne*
*Axel Springer Verlag AG, Allemagne*
*Deutsche Luftansa AG, Allemagne*
*E. ON AG, Allemagne*
*Ruhrgas AG, Allemagne*
*Siemens AG, Allemagne*
Suez
*Volkswagen AG, Allemagne*

*Président de la commission gouvernementale pour le Code allemand du Gouvernement d'entreprise*
*Président de l'European Round Table of Industrialists*



**Jack Delage**
Administrateur élu par les salariés de BNP Paribas

**Fonction principale :** Conseiller clientèle
*Né le 26 janvier 1946*
*Élu pour 3 ans le 31 janvier 2001*
*Date de 1er mandat : 28 février 2000*
*Nombre d'actions BNP Paribas détenues : 100*



**Michel François-Poncet**

**Fonction principale :** Vice-Président du Conseil d'administration de BNP Paribas
*Né le 1er janvier 1935*
*Dates de début et de fin de mandat : 14 mai 2003 – AG 2006*
*Date du 1er mandat : 23 mai 2000*
*Nombre d'actions BNP Paribas détenues : 22 300*

**Président** *de BNP Paribas Suisse SA, Suisse*
**Vice-Président** *de Pargesa Holding SA, Suisse*

**Administrateur :**
Finaxa
LVMH
Schneider Electric
*BNP Paribas UK Holdings Limited, Grande-Bretagne*
*Compagnie Monégasque de Banque*
*Erbé, Belgique*

色 陈酿 守

效 创新 节



**LI Yu Qin,**
Directeur financier de division
**Cofco - Client de BNP Paribas - Chine**



Le Conté pourrait être un chocolat comme les autres : un nom simili-français, un logo très Grand Siècle avec ses pleins et ses déliés, une recette suisse et des machines de production allemandes. Et pourtant, les ballotins TulipRomance et LoveRomance, les tablettes de chocolat aux fruits ou les barres énergétiques Le Conté sont fabriqués aux portes de Hong Kong, dans la ville chinoise de Shenzhen ! Et non content d'être "le premier producteur de chocolat de la région Asie-Pacifique", Le Conté est aussi "l'un des trois chocolats les plus vendus en Chine". Derrière cette prouesse économique se cache Cofco, le géant public de l'agroalimentaire chinois, dont l'activité englobe aussi bien la production de céréales que les conserves en tous genres, en passant par la volaille ou le vin. Pour mettre au point Le Conté et à l'instar de tous les produits occidentaux que le groupe a adaptés aux marchés chinois et asiatique, Cofco a fait appel aux savoir-faire de pays producteurs "traditionnels" : la Suisse, l'Allemagne et l'Italie. Aujourd'hui, l'usine de Shenzhen, ouverte en 1990, est "à la pointe des procédés de fabrication" et produit chaque année 5 000 tonnes de chocolat.
Quant aux ingrédients, ils sont soigneusement choisis : la pâte et le beurre de cacao utilisés sont élaborés à partir "des meilleures fèves d'Afrique de l'Ouest", les raisins et les amandes sont américains, les noisettes sont turques et la poudre de lait est néo-zélandaise. Quant au goût, Cofco est formel : Le Conté est "aussi bon qu'un chocolat suisse". Et si l'Europe fait la fine bouche, le laboratoire de recherche et développement Le Conté, qui marche main dans la main avec le service marketing, saura certainement trouver une nouvelle recette miracle.

# Cofco

## Le geant de l'agroalimentaire chinois



## Solidarité



Laurence Devillers de l'association Les P'tits Loups et sa fille Angelyne

Soutenir les élans du cœur et l'engagement bénévole des collaborateurs en faveur des plus jeunes : tel est l'esprit du programme Coup de pouce aux projets du personnel. Avec ce programme, la Fondation a voulu encourager des initiatives d'intérêt général menées à titre personnel par des salariés de BNP Paribas France, en faveur de l'enfance et de l'adolescence.

Sur quarante-neuf dossiers reçus, trente-cinq traitant de situations de handicap, d'exclusion sociale ou de santé ont été retenus. Ils traduisent tous une grande valeur humaine et un engagement sincère des collaborateurs de la banque.

## Un ancrage en France, un rayonnement international

Appui à des initiatives à l'étranger qui reposent sur des coopérations culturelles avec la France, soutien à des tournées, mise en place de programmes spécifiquement dédiés à l'international, impulsion et coordination avec les politiques de mécénat mises en œuvre à l'étranger par les directions territoriales..., la Fondation agit à l'image d'un groupe qui a ses racines en France et qui est résolument international.

Forte des liens très étroits tissés avec ceux qu'elle accompagne, la Fondation n'hésite pas à susciter des rencontres entre ses partenaires et le monde de la banque - personnel, clients, actionnaires. Autant d'échanges qui placent la Fondation au carrefour de découvertes réciproques et d'enrichissements mutuels.

## Oscars Admical du mécénat d'entreprise 2003

**La Fondation BNP Paribas reçoit le prix spécial du jury**

Le prix spécial du jury des Oscars Admical du mécénat d'entreprise vient d'être décerné à la Fondation BNP Paribas. Présidé par Anne Sinclair et constitué de représentants d'entreprises, d'institutions culturelles et d'associations, le jury a tenu à saluer la continuité et l'ampleur de la politique

## Les initiatives locales

Parmi les nombreuses initiatives locales en matière de culture, de santé et de solidarité, plusieurs s'appuient sur le bénévolat des salariés qui accompagnent des actions humanitaires en dehors du cadre de travail. Deux programmes, lancés depuis plusieurs années, sont remarquables à cet égard.

## BNP Paribas New York

BNP Paribas New York a été l'un des premiers territoires à accompagner les efforts humanitaires bénévoles de ses employés (ou de leurs conjoints) en dehors du cadre de travail. Son programme de don d'entreprise se distingue toujours par son originalité.

Lancé en 1997, ce programme finance des organisations à but non lucratif de taille et d'envergure diverses, à partir du moment où l'un des membres de la banque, ou son conjoint, donne de son temps à l'organisation et y apporte son soutien à titre bénévole. Parmi les activités parrainées, citons, entre autres, la lutte contre les violences domestiques, le soutien aux programmes de formation des jeunes des quartiers défavorisés, l'aide aux danseurs de Broadway victimes du sida ou encore l'assistance psychologique aux anciens détenus.

## BNP Paribas Londres

La filiale londonienne de BNP Paribas soutient la communauté locale de Marylebone en proposant aux enfants du quartier un soutien scolaire en lecture et en mathématiques.

Le programme, lancé à l'automne 2001, mobilise des collaborateurs bénévoles de la banque qui consacrent une demi-heure de leur temps chaque semaine aux élèves des écoles primaires de Christ Church Bentinck et de St Mary's Bryanston Square. Les employés désireux de participer au projet bénéficient d'une formation et doivent s'engager à passer chaque semaine un peu de leur temps dans l'établissement scolaire qui leur a été attribué, pendant au moins un trimestre (les bénévoles restent en général beaucoup plus longtemps).



*Plafond de Mercure, Château de Versailles*

L'année 2003 a marqué le 30e anniversaire du partenariat de BNP Paribas avec le tennis. Dans le cadre de cet anniversaire, BNP Paribas, partenaire historique de la Fédération Française de Tennis et de l'Association Française contre les Myopathies, a aidé les clubs de tennis volontaires à organiser un tournoi spécial pendant le week-end du Téléthon. L'intégralité des droits d'inscription a été versée au profit de la recherche sur les maladies génétiques, représentant une collecte supérieure à 100 000 euros à travers plus de 170 clubs en France.
En 2003, le groupe a également accru sa présence aux côtés de la Fédération du Sport Universitaire et favorisé la création du 1er Trophée européen BNP Paribas des Universités. Un accord avec la Fédération Française Handisport a permis de prolonger le soutien du groupe à la pratique du tennis en fauteuil, dont la compétition phare, l'Open BNP Paribas de France, se déroule chaque année dans



*Les clubs de tennis s'engagent pour le Téléthon*

Depuis trois ans, BNP Paribas est également partenaire de l'association "Fête le Mur", créée par Yannick Noah, qui anime par la pratique du tennis des jeunes de quartiers défavorisés dans vingt villes en France, et soutient le projet d'un centre de sport-études pour les meilleurs d'entre eux. Ces actions, à caractère social, sont aussi menées par le groupe en Suisse, en Argentine et au Maroc.



## Cirque

Avec une inventivité débridée doublée d'une perfection technique éblouissante, Plan B, la dernière création de la Cie 111, explore l'espace, défie les lois de la gravité et met à plat le rêve d'Icare. Mariant avec humour, poésie et virtuosité les richesses du cirque, du théâtre et de la vidéo, le spectacle réussit un merveilleux mélange des genres. En 2003, la Fondation BNP Paribas, un des rares mécènes à soutenir le cirque contemporain, a décidé d'apporter son soutien à cette compagnie.

## Culture

Mécène fidèle et reconnu des musées, la Fondation BNP Paribas apporte son soutien à la publication d'albums rendant compte de la richesse de leurs collections et contribue à la restauration de leurs chefs-d'œuvre. Lancés à l'initiative de la Fondation, ces deux programmes ont bénéficié à de nombreuses institutions : en témoignent la cinquantaine de livres publiés sur des musées français et étrangers et la soixantaine d'œuvres qui, une fois restaurées, ont pu à nouveau être révélées au public.
La Fondation BNP Paribas porte un regard attentif à l'expression contemporaine en accompagnant au jour le jour des créateurs dans des disciplines peu aidées par le mécénat d'entreprise : danse contemporaine, nouveaux arts du cirque et jazz. Dans le même temps, elle contribue à la découverte d'œuvres musicales rares ou inédites et favorise l'émergence de jeunes interprètes.
Ces soutiens se prolongent à travers les liens qu'elle a tissés avec des festivals et des structures de diffusion, avides de découvertes.

## Santé, solidarité

Dans le domaine de la santé, la Fondation BNP Paribas accompagne des chercheurs et des médecins œuvrant sur le double front de la recherche médicale et de ses applications cliniques. En s'appuyant sur l'expertise d'organismes reconnus par la communauté scientifique, ses interventions prennent le plus souvent la forme d'un soutien pluriannuel à des équipes nouvellement implantées.
En matière de solidarité, la Fondation BNP Paribas a fait le choix d'intervenir sur des projets pilotes qui visent à favoriser la réinsertion sociale et à lutter contre différentes formes d'exclusion. Au-delà de son partenariat historique avec l'Adie*, la Fondation développe depuis 2002 un programme spécifique, "Coup de pouce aux projets du personnel", destiné à soutenir des actions de solidarité dans lesquelles des collaborateurs de la banque sont engagés à titre personnel.

* Association pour le Droit à l'Initiative économique, créée par Maria Nowak en 1989 pour adapter et développer le microcrédit en France



# Les relations avec la société civile : le mécénat

## L'intégration au tissu social

Par sa fonction économique d'intermédiation, le groupe s'intègre étroitement à la société civile des pays et des régions dans lesquels il est implanté, au travers des flux qu'il échange et des relations qu'il établit avec ses clients, ses salariés et ses fournisseurs. Répondant par ses services et ses financements aux besoins et aux projets de ses clients, il contribue directement au développement des territoires dans lesquels se déploient ses activités.
Au-delà de la responsabilité sociétale qu'il assume dans l'exercice de ses activités, le groupe a mis en œuvre de longue date une politique de mécénat créative et structurée.

### Musée

À l'issue d'une restauration qui a mobilisé une équipe de onze restaurateurs pendant un an, le plafond de Mercure au château de Versailles a retrouvé tout son éclat fin 2003, grâce au soutien de la Fondation BNP Paribas. Pièce maîtresse des appartements de la reine, ce plafond qui comprend un panneau central, quatre voussures et quatre écoinçons, fut exécuté par Michel II Corneille à partir de 1672 pour décorer le salon des Nobles de la reine. Ce mécénat, qui s'inscrit dans le cadre du programme BNP Paribas pour l'Art, aura marqué une nouvelle étape dans le partenariat entre la Fondation BNP Paribas et le château de Versailles, après les restaurations du tableau de Véronèse, *le Repas chez Simon*, et du plafond exécuté par François Lemoyne, *l'Apothéose d'Hercule*.

## La Fondation BNP Paribas

Placée sous l'égide de la Fondation de France, la Fondation BNP Paribas favorise le dialogue entre le monde bancaire et son environnement social. Carrefour d'échanges et de découvertes, elle exprime sur un autre registre les valeurs de BNP Paribas : l'ambition, l'engagement, la créativité et la réactivité.
À travers les programmes qu'elle conduit, la Fondation BNP Paribas s'attache à préserver et à faire connaître les richesses des musées, à encourager des créateurs et interprètes, à aider la recherche médicale dans des secteurs de pointe et à appuyer des projets en faveur de l'éducation, de l'insertion et du handicap.

Au-delà d'un simple appui financier, la Fondation accompagne ses partenaires comme la banque accompagne ses clients : en fonction des aspirations de chacun, elle propose une aide sur mesure, apporte ses conseils et développe ses programmes en s'appuyant sur l'ensemble de ses réseaux, en France comme à l'étranger.
La Fondation BNP Paribas est membre d'Admical, association chargée de promouvoir le mécénat d'entreprise, et du Centre Français des Fondations.



# AUFORT WIND Ltd





## Alan MARSHALL

Responsable des financements structurés
**Beaufort Wind Ltd* - Client de BNP Paribas - France**

Plantées en pleine mer, à une petite dizaine de kilomètres de la côte nord du pays de Galles, et offertes à tous les vents, les trente éoliennes du projet North Hoyle prouvent depuis novembre 2003 que la mise à disposition d'énergies renouvelables pour le grand public – et à prix compétitif – n'est pas un rêve inaccessible. Une fois qu'elle aura atteint sa vitesse de croisière, la "ferme éolienne" de North Hoyle, la première de cette ampleur en Grande-Bretagne, "produira suffisamment d'électricité pour couvrir les besoins en énergie de 50 000 foyers". L'électricité générée par la ferme éolienne est actuellement commercialisée sous la marque "npower Juice". Ce produit est le résultat d'un partenariat unique entre RWE Innogy, société intégrée leader britannique de l'électricité et propriétaire de la ferme, et l'association environnementale Greenpeace. Greenpeace a contribué à la conception du produit, décidé de collaborer avec npower à la promotion de Juice et d'encourager le développement de l'énergie propre en Grande-Bretagne. Les Britanniques qui souscrivent à Juice sont assurés de recevoir uniquement de l'électricité "propre et renouvelable". Et sans surcoût. North Hoyle est d'ores et déjà l'unique source d'énergie du programme Juice. Dans un pays où le marché de l'électricité est depuis longtemps privatisé, "North Hoyle répond aux efforts du gouvernement britannique visant à enrayer les changements climatiques, en encourageant une approche plus écologique de la production d'énergie et de son utilisation".

## Chaque année, 90 millions de pages économisées par BDDF

La dématérialisation des états de gestion utilisés par les centres de support de la Banque de Détail en France a permis de réduire de 90 %, soit 90 millions de pages par an depuis 1998, le nombre de pages imprimées pour ces états.

Patrimoine immobilier : 2,5 millions de m²



International : 700 000 m²
• 60 % neufs ou rénovés
Autres immeubles en France : 855 000 m²
• 80 % neufs ou rénovés
Réseaux en France : 945 000 m²
• 50 % neufs ou rénovés


Dans l'aménagement des sites urbains qu'il occupe, le groupe témoigne traditionnellement d'un souci d'intégration à l'architecture locale en associant la recherche d'esthétique, de confort et d'efficacité.
L'utilisation des immeubles génère des consommations de fluides : eau, électricité, gaz, fuel, pour le chauffage, l'éclairage et la climatisation. Les trois quarts des dépenses relèvent des consommations d'électricité, directement proportionnelles au nombre de salariés (60 % en France).

## Un immeuble Meunier élu "Immeuble de l'année 2003"

Construit par le groupe Meunier, Issy Bords de Seine 2 est le lauréat du prix de l'Immeuble de l'année décerné par un jury composé de dix Directeurs Immobiliers de grandes entreprises. Filiale du groupe BNP Paribas, Meunier a assuré la maîtrise d'œuvre d'exécution et la synthèse technique de cet immeuble, tout comme elle le fait pour la plupart des 150 000 m² de bureaux et de locaux d'activité que le groupe construit ou réhabilite chaque année.

Ces premières estimations, ainsi que les analyses sur les consommations de papier et les transports professionnels des salariés ont conduit à lancer sur plusieurs sites représentatifs une étude destinée à préciser l'évaluation de ces consommations, à hiérarchiser les enjeux correspondants et à mieux identifier les marges de réduction potentielles à périmètre d'activité constant, même s'il apparaît d'ores et déjà que les programmes de maîtrise de ces coûts, engagés de longue date, ne laissent subsister que d'étroites marges d'amélioration, les dépenses liées à ces consommations étant marginales par rapport à l'ensemble des dépenses externes du groupe.

## Un rôle actif et responsable dans les financements

En France, par le canal de Natio Énergie et Parifergie, sociétés agréées pour le financement des économies d'énergie (Sofinergie), le groupe est un acteur majeur de ce marché dans les domaines de la production d'énergie renouvelable et de la protection de l'environnement. À l'échelle mondiale, BNP Paribas contribue, depuis de nombreuses années, à la prise en compte des impacts sociaux et environnementaux dans l'étude des projets et le calcul des risques liés à leur financement.
En conformité avec la politique de crédit, pour le métier Project Finance, ces impacts sont systématiquement examinés dans chaque nouvelle opération soumise au Comité de crédit.
Les récompenses et nominations décernées par Project Finance International en 2003 illustrent la position de leader de BNP Paribas sur ces marchés. BNP Paribas est notamment "lead manager" dans 6 des 10 plus importants financements de projets signés en 2003 sur la zone Europe – Moyen-Orient.

BNP Paribas est chef de file du projet Beaufort Wind d'un montant de £ 300 millions sur 18 ans, nommé "Deal of the Year" dans le secteur énergie, sur la zone Europe Middle East/Africa. Il s'agit du premier projet soumis au régime ROC (Renewable Obligations

Parallèlement, le groupe est résolu à utiliser les incitations, notamment fiscales, mises en place par les pouvoirs publics pour développer des financements à conditions privilégiées afin de favoriser la protection de l'environnement.

**9. Sensibilisation des salariés**
Les directives qui s'appliquent à l'ensemble du groupe sont diffusées aux salariés sur un plan mondial. Elles se déclinent en procédures et guides méthodologiques spécifiques par domaines.
Le groupe est résolu à intégrer un module Développement Durable à ses différents programmes d'insertion et de formation managériale.

**10. Efficacité du Contrôle Interne**
L'application des directives environnementales est intégrée à la responsabilité des entités opérationnelles et des fonctions groupe.
Les différents niveaux de contrôle définis dans le système de contrôle interne du groupe interviennent pour vérifier la mise en œuvre des directives environnementales, jusqu'au "contrôle des contrôles" assuré par l'Inspection dans le cadre de ses missions.

## L'impact des nouvelles technologies sur les activités

La prévention et la réduction des impacts environnementaux directs se sont intégrées dans le développement du groupe en étant étroitement associées à deux des facteurs majeurs de la compétitivité bancaire :

- la dématérialisation des opérations tant au cœur de la banque que dans le service rendu au client ;
- la maîtrise des coûts et la baisse tendancielle des coefficients d'exploitation, c'est-à-dire de leur part dans les recettes.

À cet égard, la période actuelle est caractérisée par l'accélération de la vitesse de traitement et par l'augmentation du volume des échanges d'informations que les progrès continus des technologies rendent à la fois nécessaires et possibles.
Cette évolution a entraîné de multiples effets sur la réingénierie des processus de traitement, des organisations et des réseaux de distribution, domaines dans lesquels le groupe BNP Paribas a consacré les investissements nécessaires pour demeurer parmi les leaders. Ces évolutions tendent à améliorer "l'éco-efficacité" en favorisant l'interactivité des relations avec les clients et en permettant d'optimiser les consommations d'énergie et des matières premières, en raison notamment de :

- la dématérialisation des documents (monétique, gestion électronique de documents) ;
- l'automatisation croissante du traitement des moyens de paiement (Banque Libre-Service) ;
- la gestion multicanal (téléphone, Minitel et Internet en complément du réseau d'agences) ;
- la gestion personnalisée des relations avec les clients ;
- l'intégration des process électroniques transactionnels.

## Une empreinte écologique légère

Exerçant des activités de services, où la relation humaine prédomine et met en œuvre des procédures automatisées et dématérialisées, le groupe ne marque son environnement naturel que d'une empreinte écologique légère.
Pour l'essentiel, elle résulte d'un patrimoine immobilier de quelque 2,5 millions de mètres carrés dont 63 % se situent dans des immeubles neufs ou récemment rénovés.

# L'environnement

## La responsabilité environnementale du groupe BNP Paribas

BNP Paribas a défini, dans le droit-fil des principes du Pacte Mondial des Nations-Unies relatifs à l'environnement, dix orientations opérationnelles.

**1. Prévention**

Traditionnellement attentif à la prévention de ce qui pourrait dégrader le milieu dans lequel il exerce ses activités, le groupe BNP Paribas souscrit aux solutions qui visent à réduire les impacts de ses activités et notamment les rejets de gaz à effet de serre.
Exerçant l'essentiel de ses activités en milieu urbain, le groupe souhaite favoriser l'intégration harmonieuse dans le paysage urbain des sites qu'il occupe.

**2. Conformité**

Le groupe est résolu à respecter les lois et réglementations environnementales applicables à ses activités, dans tous les pays où il les exerce.

**3. Économies d'énergies**

Dans tous les pays où il exerce ses activités, le groupe respecte les choix de politique énergétique retenus par les pouvoirs publics locaux. Dans ce cadre, le groupe s'efforce de promouvoir les solutions techniques et organisationnelles permettant, à périmètre d'activité constant, de réduire sa consommation d'énergies.

**4. Sélection des approvisionnements**

Le groupe s'efforce de nouer des relations commerciales avec des fournisseurs et des sous-traitants qui partagent les mêmes exigences au plan environnemental.
Cet engagement doit être matérialisé par des clauses spécifiques dans les appels d'offres et les contrats.

**5. Gestion des déchets**

Le groupe s'efforce de recourir aux meilleures méthodes de gestion des déchets, de réduction de leur volume, de tri sélectif et de recyclage.

**6. Contrôle des risques**

Le groupe reconnaît dans sa politique générale de crédit que l'identification des risques environnementaux doit faire partie intégrante du processus de gestion des risques, ce qu'il s'efforce de mettre en œuvre. Cette politique générale de crédit est déclinée en politiques spécifiques pour certains métiers. De même, la politique générale de notation du groupe pour les engagements corporate fixe les modalités d'intégration des risques environnementaux au calcul des paramètres de la notation.

**7. Maîtrise des coûts**

Pour répondre à ses clients qui attendent de lui les meilleurs services aux meilleurs prix, le groupe a identifié la maîtrise de ses coûts comme un des facteurs clés de succès de sa stratégie de développement dans la rentabilité.
Il s'efforce ainsi de limiter les consommations de toutes natures : papier, eau, fournitures...

**8. Développement d'une offre spécifique**

Le groupe est favorable à la diffusion dans le marché d'instruments financiers efficaces au regard de leur coût et permettant d'accompagner la protection de l'environnement.
Le groupe cherche à mettre au point de tels produits et services dans des conditions compatibles avec ses standards d'analyse de risque et de consommation de fonds propres réglementaires.







## "Anges gardiens" des troupeaux

Vétérinaires sans Frontières -
Client de BNP Paribas - Lyon



Cette évolution de la fonction Achats et son caractère structurant pour le comportement des acteurs ont conduit le groupe, dès sa création, à se doter d'une fonction mondiale s'appuyant sur des équipes dédiées à Paris, à Londres, à New York et à Singapour.
Ce dispositif s'enrichit de bases de données mondiales assurant :

- d'une part, une large cartographie des relations fournisseurs au niveau mondial qui couvre plus de 90 % des dépenses externes du groupe ;
- d'autre part, un dispositif contractuel s'appuyant sur les 700 fournisseurs les plus importants, qui en représentent 50 %.

Les règles de conduite applicables aux relations des collaborateurs avec les fournisseurs et les clients sont définies dans le référentiel déontologique du groupe.
Une mission de l'Inspection Générale menée en 2003 a permis de constater la bonne connaissance de cette charte par les équipes de la fonction Achats.
Outre la contractualisation des engagements sociétaux qui est systématisée depuis 2002, la fonction Achats a mis l'accent sur d'autres axes de la promotion du développement durable :

- l'étude systématique des caractéristiques environnementales et sociétales des plus grands fournisseurs et de leurs concurrents, afin d'intégrer ces notions dans les processus de sélection en s'appuyant sur les compétences de l'équipe d'analyse extra-financière de BNP Paribas Asset Management ;
- un dialogue élargi avec les fournisseurs eux-mêmes, en adressant à un échantillon représentatif une enquête qualité leur permettant de s'exprimer librement sur leur perception du "client BNP Paribas". Les principales attentes exprimées par les fournisseurs feront l'objet d'un plan d'action sur 2004 ;
- la mise en place de contrats pour lesquels la recherche du meilleur prix a été placée au second rang derrière les critères environnementaux, notamment dans le cadre de la promotion d'énergie renouvelable ;
- la promotion du recyclage par la mise en réseau des acteurs clés que sont les responsables de services généraux.



### L'obtention du label du Comité intersyndical de l'Épargne salariale (CIES)

Ce label du Comité intersyndical de l'Épargne salariale certifie que les produits sélectionnés sont investis selon les critères de l'investissement socialement responsable, qu'ils présentent un bon rapport qualité/prix et que les conseils de surveillance sont majoritairement composés de représentants des salariés.
L'offre Philéis labellisée en 2003 est le résultat des expertises conjuguées de BNP Paribas Épargne Entreprise, pour la conception de produits d'épargne salariale packagés, et de BNP Paribas Asset Management en termes de gestion financière. Elle s'appuie sur six fonds profilés socialement responsables, dont deux intègrent par ailleurs une dimension économie solidaire.

### La promotion active de l'ISR

BNP Paribas Asset Management a participé à la Semaine du Développement Durable du 2 au 13 juin 2003, en assurant une chronique quotidienne sur Radio Classique. Cette chronique à vocation pédagogique a présenté aux épargnants le rôle citoyen et l'intérêt financier des investissements socialement responsables. Elle a reçu le parrainage du secrétariat d'État au Développement Durable.

## BNP Paribas Asset Management se positionne en leader

"BNP Paribas a présenté, en décembre dernier, son projet retraite, une gamme de services et de produits d'épargne retraite. Parmi cette offre, on trouve la Sicav BNP Paribas Retraite, dont l'une des caractéristiques, et non des moindres, est d'être gérée selon les critères de l'ISR. Un événement de taille pour le marché français de l'ISR qui voit son encours s'élever à plus de 3,5 milliards d'euros et place ainsi BNP Paribas Asset Management en leader avec un encours de 900 millions d'euros."



BNP Paribas San Francisco



## L'effet de levier de la fonction Achats : Global Procurement Group (GPG)

Au-delà de sa fonction de pilotage de la maîtrise des coûts, la fonction GPG joue un rôle majeur dans les relations directes avec les principaux fournisseurs du groupe.
À l'occasion de la renégociation de contrats échus et dans le cadre des nouveaux appels d'offres, GPG assure une responsabilité pédagogique et normative en intégrant systématiquement des clauses sociales et environnementales.
Cette démarche déborde le champ économique des relations traditionnelles avec les fournisseurs. Elle est l'occasion d'un approfondissement et d'une clarification des exigences sociétales que suit BNP Paribas en cohérence avec ses principes d'action et son engagement en faveur du développement durable.
Dépassant de simples déclarations d'intention, la contractualisation généralisée des engagements sociétaux est un vecteur et un facteur démultiplicateur de la contribution de BNP Paribas au développement durable.

Enfin, le processus de traitement des réclamations s'est enrichi de la mise en place d'outils nouveaux. La mobilisation d'une vingtaine d'experts au sein du département Qualité et Relations Consommateurs et d'une centaine de responsables des relations avec les consommateurs dans les groupes d'agences permet de traiter plus près et plus vite les réclamations et les attentes des clients.

Les interventions du Médiateur ont essentiellement porté sur les comptes de dépôts de personnes physiques. Sur les 5 300 réclamations reçues, 2 685 ont été adressées au Médiateur, provenant majoritairement de clients à revenus modestes ou en début de cycle de vie, le plus souvent sujets à des difficultés financières. 1 547 soit 58 % étaient éligibles à la Médiation. À la fin de l'année, 396 avis ont été rendus par le Médiateur, dont 17,7 % en faveur du client. BNP Paribas s'est engagé à systématiquement suivre l'avis rendu par le Médiateur.

### Meilleure notation éthique pour le fonds Éthéis décernée par Novethic

BNP Éthéis a obtenu la meilleure note ISR, aaa +++, lors du dernier Panorama des fonds d'investissement socialement responsables réalisé par les sociétés Novethic et Amadeis en avril 2003. Ce panorama regroupe l'ensemble des 58 fonds ISR créés depuis plus d'un an sur le marché français. Cette notation récompense la qualité de l'approche socialement responsable mise en œuvre par BNP Paribas Asset Management ainsi que sa gestion financière. Elle vient renforcer le succès de BNP Éthéis qui, lancé en 2002, est devenu aujourd'hui le premier fonds actions socialement responsable de droit français.

## La promotion de l'investissement socialement responsable (ISR)

BNP Paribas Asset Management, filiale du groupe spécialisée dans la gestion d'actifs, a assuré en 2003 une promotion particulièrement dynamique de l'investissement socialement responsable. Cette évolution marquée par l'intégration de l'analyse extra-financière et l'obtention du label du Comité intersyndical de l'Épargne salariale (CIES) a été saluée par les marchés.

### L'intégration de l'analyse extra-financière par les équipes de BNP Paribas Asset Management

La prise en compte des aspects extra-financiers revêt une importance cruciale dans l'évaluation des opportunités et des risques liés aux sociétés. C'est pourquoi la recherche socialement responsable fait partie intégrante du processus de gestion fondamentale de BNP Paribas Asset Management. Un pôle d'analyse lui est spécifiquement dédié : évaluant les entreprises en fonction de sa propre grille d'analyse, il opère en étroite collaboration avec les analystes financiers et les gérants de portefeuille.

En 2003, ce pôle d'analyse a noué deux nouveaux partenariats avec Deminor et Innovest. En complément du partenariat déjà existant avec Vigeo, ces accords permettent à BNP Paribas Asset Management de consolider ses sources d'analyse socialement responsable dans les domaines du gouvernement d'entreprise et du respect de l'environnement, tout en assurant une couverture géographique plus large.

Le service BNP Paribas Net s'étend progressivement dans le réseau Marchés Émergents et Outre-Mer. Depuis la fin de l'année 2003, les clients BNP Paribas du Burkina, de la Guadeloupe, de la Guyane, de la Martinique et de la Tunisie se voient proposer de nouvelles fonctionnalités de banque à domicile avec le service BNP Paribas Net. Douze autres sites sont en train d'incorporer, dans la gamme de leurs services, cette nouvelle offre. Elle permet à chacun de disposer d'un portail sur les produits et les services, favorise les contacts avec la clientèle et propose simulations et demandes de crédit en ligne.

## La démarche qualité

Engagée dès 1994, la politique ISO 9000 de BNP Paribas a permis, en 10 ans, d'obtenir 59 certifications, désormais réunies en 41 périmètres actifs, à la suite principalement de l'intégration en un seul certificat des 12 certificats attribués aux activités d'assurance.
La démarche qualité intéresse en France comme à l'étranger tous les pôles d'activité et les différentes fonctions du groupe.
S'appuyant sur l'expertise de l'équipe ISO 9000 de BNP Paribas, la progression du nombre de labels attribués au sein du groupe s'effectue selon un rythme supérieur à celui observé au niveau mondial dans ce domaine *(sources : ISO Survey)*. En 2003, 13 nouveaux certificats, 8 en France et 5 hors de France, ont été attribués à des activités tournées vers la clientèle, l'entreprise ou la collectivité : produits d'assurance, plate-forme éditique, services d'organisation, maîtrise d'ouvrage, crédits et encaissements documentaires, montage et vie juridique de structure d'investissement...

Pour 2004, une dizaine de nouveaux projets de certification sont engagés, dont certains aboutiront avant la fin du premier trimestre.

## Les relations avec les consommateurs

Les relations avec les associations de consommateurs contribuent à la prise en compte des perceptions des clients : des groupes de réflexion se réunissent et des consultations ont lieu plusieurs fois par an pour anticiper l'évolution de leurs attentes et de leurs comportements.
Ainsi, en phase avec les besoins de jeunes à la recherche d'un logement, BNP Paribas commercialise une offre originale dans laquelle la banque se porte garante envers le propriétaire pour le paiement des loyers.
Par ailleurs, grâce à deux études menées auprès de clients, BNP Paribas peut mieux cerner les attentes des personnes concernées par les nouvelles conditions de départ à la retraite.
Adoptant une démarche de conseil pour accompagner ses clients, BNP Paribas leur offre une solution sur mesure, tenant compte de leur projet, de leur capacité à épargner et du bénéfice qu'ils peuvent tirer des avantages fiscaux et sociaux liés aux dispositifs existants ou mis en place par la loi Fillon.



### 1re place pour le service Consommateurs du Cetelem

Le service Consommateurs du Cetelem, certifié ISO 9001 en 2003, a été classé 1er sur 204 sociétés auditées, avec une note de 19,65 sur 20 pour le traitement des réclamations par téléphone, courriers et mails.
L'étude a été réalisée par Challenge Qualité, organisme indépendant qui effectue des études comparatives périodiques de benchmark pour tous les grands groupes français depuis 1990.

# Les clients et les fournisseurs

### Les consommateurs européens “en quête d’une consommation durable”

La 15e édition de l’Observateur Cetelem décrypte et compare les modes de consommation dans 8 grands pays : Espagne, France, Italie, Portugal, Grande-Bretagne, Russie, Allemagne, Belgique.
Quatre années séparent les deux études menées par l’Observateur Cetelem sur la consommation en Europe, durant lesquelles la donne et les comportements des Européens (plus de 5 000 interrogés) ont été modifiés.
Plus inquiets qu’en 1999 sur la situation économique, les Européens envisagent cependant leur avenir personnel avec un optimisme lucide. Si leur désir de consommation est toujours bien présent, ils sont plus prudents dans leurs intentions d’achat. Par ailleurs, leurs comportements révèlent une nouvelle manière de consommer plus équilibrée, plus mature et plus sage.

## L’écoute des clients

Plaçant le client au cœur de sa stratégie de développement, BNP Paribas a mis en place depuis de nombreuses années un dispositif d’écoute de ses clients : baromètre de satisfaction, visites "mystères" dans les agences, enquêtes sur la qualité des comportements, des procédures et des services, analyse des réclamations. Les informations collectées et analysées permettent de concevoir des offres toujours mieux adaptées aux besoins des clients, d’optimiser les procédures internes et de faire évoluer les compétences des collaborateurs.
Le département Qualité et Relations Consommateurs, en collaboration avec les responsables marketing et commerciaux, identifie et oriente les améliorations nécessaires pour mieux satisfaire les clients.
Pour 2003, le baromètre de satisfaction des clients de la Banque de Détail en France fait ressortir une nette amélioration de leur jugement sur la qualité des locaux et l’amabilité des conseillers.

Dans son domaine d’activité, Arval PHH a lancé en 2003 l’Observatoire du véhicule d’entreprise pour analyser chaque année les grandes tendances du marché de la mobilité automobile en France et en Europe. Arval a lancé en France une démarche originale de prévention des risques routiers pour les clients et les collaborateurs, en collaboration avec la Sécurité Routière et la Caisse Nationale d’Assurance-Maladie des Travailleurs Salariés (CNAMTS).

## Le nouveau modèle commercial : la Banque Multicanal

Le nouveau modèle commercial de Banque Multicanal mis en œuvre par BNP Paribas a pour objectif de faciliter :

- les relations de proximité des clients avec un conseiller en agence ou en libre-service au moyen des guichets automatiques de banque ;
- les relations à distance au moyen du téléphone, de l’Internet, du Minitel et du courrier.

Quels que soient le lieu où il se trouve et les modalités de contact qu’il choisit, le client est ainsi reconnu, informé et conseillé.
Sa situation et l’historique de ses opérations sont pris en compte. BNP Paribas cherche ainsi en permanence à faire évoluer ses services afin d’améliorer le confort du client ainsi que la rapidité et l’efficacité du service.

Miguel HORTA e COSTA
Président-Directeur Général
Portugal Telecom Group -
Client de BNP Paribas - Lisbonne

Internet a beau être le système d'information le plus ouvert et le plus "démocratique" au monde, les non-voyants et les handicapés moteurs en sont encore malheureusement exclus. Portugal Telecom, leader du marché des télécommunications au Portugal, a décidé de lutter contre cette exclusion en développant plusieurs produits très innovants. Pour les aveugles, a été conçu PT Active Voice, un logiciel "qui permet d'écouter ce qui est écrit sur les pages Internet." Au fur et à mesure que l'utilisateur écrit ou surfe sur le Web, l'ordinateur transmet oralement le contenu des pages qui comprennent du texte. Si l'utilisateur lance une recherche, "l'ordinateur va lui indiquer qu'il y a trente-cinq liens trouvés, par exemple, puis dérouler les liens en lisant leur contenu."
À l'origine de cette initiative, Portugal Telecom Group en a financé le développement et la fabrication. Ce produit est commercialisé – comme tous les produits destinés aux handicapés – sans marge et à un prix plancher "largement inférieur au prix de revient."
Par ailleurs, pour les personnes frappées de handicaps moteurs ou neuromoteurs (amputations, tétraplégies…).
Portugal Telecom Group a développé un autre logiciel qui permet, "grâce à un infime mouvement des yeux ou de la tête", de piloter un ordinateur, de passer un coup de fil, de changer de chaîne de télévision ou d'accéder à Internet.





# Telecom

## Des technologies de pointe en faveur des handicapés





*Michel Duchevet et son association permettent aux jeunes de Livry-Gargan de partir en vacances*

## Coup de pouce aux projets du personnel

Lancé fin 2002 sur l'Intranet groupe par la Fondation BNP Paribas, le programme Coup de pouce visait à encourager des initiatives d'intérêt général dans lesquelles des salariés de BNP Paribas France sont impliqués à titre personnel. Les membres du Comité de mécénat, très impressionnés par la qualité des projets et l'engagement des collaborateurs, ont retenu 35 des 49 dossiers reçus dans les délais et leur ont accordé un "coup de pouce" allant de 600 euros à 2 000 euros.Sur l'ensemble de ces projets en faveur de l'enfance et de l'adolescence, près de la moitié portent sur des actions en faveur de personnes handicapées ; viennent ensuite les actions humanitaires, la lutte contre l'exclusion sociale, et la santé.

## Le dialogue social

En 2003, BNP Paribas a poursuivi l'amélioration de son dispositif en l'adaptant aux nouvelles réalités du groupe dans le cadre d'un dialogue social toujours intense.

**Les accords d'entreprise.** Au cours de l'année, la Commission de droit social, l'instance d'information et de négociation de BNP Paribas SA, s'est réunie à quarante reprises. Ce rythme soutenu a permis la signature de treize accords d'entreprise parmi lesquels figurent un accord salarial et un accord d'intéressement.

**Le Comité européen d'entreprise et le Comité groupe.** Dans la continuité de l'accord de 1986 créant le Comité européen avant la transposition de la directive européenne en droit français, les partenaires sociaux et la Direction Générale ont pris en compte la réalité de BNP Paribas dans une Europe élargie et tiré les enseignements du fonctionnement de ce comité depuis sa création. La signature d'un nouvel accord témoigne de la volonté du groupe de développer le dialogue et d'intégrer ces évolutions.
Dans le même esprit et pour tenir compte de la taille et des caractéristiques du groupe, un accord d'entreprise a apporté des aménagements au fonctionnement du Comité de groupe et au nombre de représentants du personnel appelés à siéger dans cette instance.

**Les instances représentatives du personnel : un dispositif décentralisé.** Pour prendre en compte les évolutions récentes intervenues dans la Banque de Détail en France, une nouvelle définition du périmètre des instances représentatives du personnel a fait l'objet d'un accord d'entreprise. Le dispositif mis en place

## La communication interne

Si le magazine trimestriel *Ambitions*, dans ses versions papier et électronique, destiné à tous les salariés et tiré à 90 000 exemplaires dont un tiers en anglais rencontre un succès jamais démenti, l'Intranet s'est massivement imposé comme le vecteur le plus puissant de la communication interne du groupe. Outre la fréquentation soutenue des sites Ressources Humaines groupe et Ressources Humaines BNP Paribas SA, le portail EchoNet a accueilli en moyenne 22 000 visiteurs par jour.

Un nouveau portail Intranet BtoE - Business to Employee - destiné à l'ensemble des collaborateurs du groupe, est disponible depuis la fin de l'année 2003. Il offre à chacun un environnement de travail personnalisé, favorisant, à partir d'un point d'entrée unique, un accès sur mesure à l'information. Ce portail est structuré en cinq thèmes :
**Le groupe BNP Paribas** – Comprendre son environnement : organisation et enjeux du groupe, missions et activités de chacune des entités.
**Communication** – Rester au contact de l'ensemble du groupe et des métiers : actualités personnalisées ou transversales, communiqués de presse, nominations, publications.
**Carrière** – Accéder aux informations ressources humaines : congés, évaluations professionnelles, mobilité, formation, épargne salariale, augmentation de capital, prévoyance.
**Vie pratique** – Faciliter son quotidien : commandes de cartes de visite, offres au personnel, support informatique, reprographie.
**Mon activité** – Travailler au quotidien avec son métier : informations personnalisées métier, reporting, espace projet, communautés professionnelles.

Ce portail a vocation à fédérer l'ensemble des contenus informationnels du groupe en les organisant sur trois niveaux : transversal (groupe), personnalisé (métier, entité, activité ou communautés professionnelles) et local (localisation géographique et/ou filiale d'appartenance). Ces niveaux vont être progressivement activés pour constituer un portail homogène dans lequel, une fois le déploiement achevé, chaque collaborateur, quelle que soit son entité d'appartenance dans le monde, aura accès à une information structurée, pertinente et personnalisée.

est complété par de multiples initiatives propres à l'entreprise. C'est de ces initiatives qu'ont relevé en 2003 : le renforcement du suivi psychologique des personnes victimes d'agressions, les dispositions prises à l'égard des collaborateurs amenés à se déplacer pour éviter une contamination au syndrome respiratoire aigu sévère (SRAS) et les mesures prises de manière décentralisée en faveur du personnel lors de la canicule survenue au mois d'août.

Dans les activités de services du groupe, les risques identifiés par les médecins du travail sont principalement de nature psychosociale. Leur prévention et leur traitement s'opèrent par l'adaptation de l'organisation du travail. Un séminaire organisé pour l'ensemble des gestionnaires individuels des Ressources Humaines du groupe s'est consacré au harcèlement moral dans la vie professionnelle, à sa prévention, sa détection et son traitement.

Présent par ses activités de banque de détail en Afrique subsaharienne, le groupe BNP Paribas a toujours eu le souci de veiller à l'amélioration des conditions sociales des collaborateurs locaux et de leur famille en participant, dans la limite de ses compétences, à la prévention et à la mise en place de mesures d'urgence qu'appellent les endémies auxquelles est confronté ce continent.

Dans les pays concernés, les employés bénéficient de régimes sociaux couvrant les frais médicaux, les frais de consultation et les frais d'hospitalisation pour eux-mêmes, leur conjoint et leurs enfants. Dans les cas où cette couverture n'est pas totale, le complément est pris en charge par des caisses mutuelles.

Les banques associées disposent de services de santé internes qui ont pour mission d'effectuer les visites médicales annuelles, de prodiguer des soins d'urgence et de coordonner les campagnes de prévention destinées aux employés.

Bien que peu d'entre elles soient situées dans les pays qui connaissent les taux de prévalence du virus du sida les plus élevés, ces banques associées participent avec les autorités locales aux initiatives gouvernementales ou initiées par l'OMS.

## L'actionnariat des salariés et l'épargne salariale

Le montant de l'augmentation de capital mondiale, réalisée en juin sur un périmètre plus restreint que celle de 2002 et dans un contexte boursier dégradé, a représenté 206 millions d'euros. En dépit de son environnement défavorable, cette opération, qui a compté près de 45 000 souscripteurs, a rencontré un réel succès.

Augmentations de capital réservées au personnel :

| | 2000 | 2001 | 2002 | 2003 |
|---|---|---|---|---|
| Souscripteurs | 56 794 | 52 428 | 60 914 | 44 749 |
| Montants souscrits (en millions d'euros) | 314 | 266 | 322 | 206 |

Ainsi, plus d'un milliard d'euros, hors abondement de l'entreprise, auront été investis par les collaborateurs du groupe dans le titre BNP Paribas, remarquable témoignage de confiance dans la pérennité de sa performance économique. Au 31 décembre 2003, 4,57 % du capital étaient détenus par les salariés du groupe au travers des fonds d'épargne salariale ou servant de support aux augmentations de capital. Le montant total des actifs d'épargne salariale s'établit à 2 milliards d'euros pour un nombre de porteurs de près de 70 000.

Le groupe poursuit son programme de distribution de stock-options conformément aux orientations définies par le Conseil d'administration. En 2003, les attributions sont demeurées sélectives et ont prioritairement concerné les cadres du groupe exerçant les responsabilités les plus importantes et, de façon plus limitée, les cadres à fort potentiel. Le prix d'exercice a été établi sans décote par rapport au cours du marché. Cette attribution intègre des modalités d'exercice conditionnelles liées à la performance relative du titre BNP Paribas par rapport à l'indice boursier sectoriel Dow Jones Euro Stoxx Bank.

### BICI – Guinée

La BICIGUI a piloté la mise en place d'un système de protection sanitaire dans le secteur bancaire en Guinée, en liaison avec ses partenaires sociaux. Une délégation du Bureau International du Travail de Genève, conduite par le responsable pour l'Afrique des problèmes de santé, a souligné, en janvier 2003

## Ambition for Corporate Excellence - ACE

Le programme ACE s'est achevé en juin, après 27 sessions organisées depuis septembre 2001. Il aura concerné près de 900 cadres supérieurs, y compris le Comité exécutif.

Créé une année après la création du groupe, ce séminaire avait pour objectif de favoriser la mise en œuvre des valeurs et des principes de management et de fédérer des cultures d'entreprises et de métiers spécifiques.

Ce programme de management a également permis à chacun d'identifier son profil de manager, ses atouts et ses marges de progrès, et comprendre les enjeux de l'évaluation professionnelle, dont la nouvelle méthodologie venait d'être mise en œuvre.

## Le développement des compétences

Les actions de formation ont été définies et organisées en tenant compte des évolutions prévisibles des métiers de façon à poursuivre la politique de développement des compétences et assurer, ce faisant, la pérennité de leur employabilité.

Un séminaire européen organisé en 2002 et devenu mondial en 2003, favorisant l'intégration des cadres supérieurs expérimentés récemment recrutés, a rassemblé une centaine de participants. Les principaux responsables du groupe y sont intervenus, ainsi que les équipes en charge de l'éthique et de la déontologie.

D'importantes initiatives sont également prises pour accompagner les collaborateurs en mobilité. Selon leurs besoins, les actions de formation peuvent porter sur un parcours de développement du potentiel d'adaptation, l'insertion dans une nouvelle entité ou l'approfondissement de la connaissance des métiers exercés au sein de l'entité d'accueil. Au total, environ 80 000 heures de formation ont été dispensées en faveur des collaborateurs en mobilité fonctionnelle au sein de BNP Paribas SA en 2003.

Un programme destiné aux attachés commerciaux et aux responsables des risques a été mis en place au titre de la Nouvelle Approche Entreprise au sein de la banque de proximité en France. Ces modules conçus conjointement par le pôle de Banque de Détail en France, Global Risk Management et le Centre de Formation de Louveciennes ont porté sur la spécificité des risques liés à cette activité. De même, de nouvelles formations ont été mises en place à l'intention des équipes commerciales en charge de la clientèle des particuliers. Des actions spécifiques à la gestion du patrimoine financier ont également été développées.

Un nouvel outil de gestion de la formation, intégré aux Systèmes d'Information, a été développé pour fournir aux responsables de formation des moyens plus efficaces de recenser les besoins, d'élaborer leur plan de formation et d'en suivre la réalisation. Les collaborateurs pourront consulter un catalogue unique proposé par le groupe et s'inscrire en ligne dès 2004.

## La gestion de l'emploi

Dans la continuité de la politique menée depuis de nombreuses années par le groupe pour anticiper les conséquences de la démographie et faire face à l'évolution qualitative et quantitative des postes de travail, un nouveau Plan d'Adaptation à l'Emploi (PAE) a été engagé fin 2003 pour BNP Paribas SA en France.

Ce plan a été justifié par les résultats des études prévisionnelles de l'évolution de l'emploi fondées sur une méthodologie éprouvée : analyse de la typologie des familles professionnelles de l'entreprise, mesure des conséquences des projets informatiques, des réformes d'organisation et des projets de développement. Destiné à éviter l'apparition de situations de sureffectif dans certains emplois administratifs, ce plan a surtout pour objectif de permettre à l'entreprise de maintenir au-delà de 2003 un niveau de recrutement adapté à la préparation de la relève. Il s'inscrit à cet égard dans la continuité du plan précédent qui s'est achevé au 31 décembre de l'exercice 2003.

## La santé au travail

La santé au travail et la prévention des risques professionnels font partie de longue date de la politique du groupe. En France, le dispositif légal qui s'appuie essentiellement sur les comités hygiène, sécurité et conditions de travail (CHSCT)

Dans les autres pays, les effectifs sont demeurés stables ou ont légèrement diminué. La part des effectifs hors de France a progressé pour atteindre 41,3 %.
Les effectifs se répartissent de la façon suivante :

- par zone géographique :



Moyen-Orient 0,7 %
Asie 4,5 %
Océanie 0,4 %
Afrique 5,4 %
Amérique du Sud 1,2 %
Amérique du Nord 10,7 %
France 58,7 %
Europe 18,4 %


- par activité :



BNP Paribas Capital 0,04 %
Fonctions groupe 5,74 %
BDDF 34,12 %
BPGA 13,63 %
BFI 13,79 %
SFDI 32,66 %


## La mobilité

Dans le cadre d'une politique dynamique de l'emploi, le groupe favorise la diversité des parcours professionnels et le reclassement interne des salariés lorsqu'il s'avère nécessaire.

Dans cet esprit, pour faire face à une conjoncture difficile qui s'est traduite par un tassement d'activité dans certains métiers, les équipes Mobilité France et Recrutement ont été rapprochées au sein de Ressources Humaines groupe afin qu'une même entité examine l'ensemble des postes à pourvoir et détermine le choix d'une mobilité interne ou d'un recrutement externe.

C'est ainsi que plus de 1 800 mobilités fonctionnelles et géographiques (après neutralisation des changements d'affectation liés à des modifications de périmètre) ont été réalisées sur le périmètre de BNP Paribas SA dans le cadre de process de gestion de carrière habituels.

La bourse Intranet de l'emploi interne, Opportunités Carrière, accessible à tous les salariés, a fait l'objet d'une utilisation plus soutenue, permettant de pourvoir près de 30 %

## Le recrutement

Un environnement peu favorable en France a conduit les pôles BFI et BPGA à réduire leurs recrutements dès la fin 2002. Le manque de visibilité sur la reprise économique a provoqué un ralentissement des embauches du groupe, qui ont été ramenées en France de 4 000 en 2002 à 2 500 en 2003.

Plus de la moitié de ces embauches a été destinée à la banque de proximité en France. Elles comprennent une part prépondérante de jeunes de niveau bac + 2. Ces profils ont été recherchés par priorité pour répondre aux besoins en téléopérateurs des deux Centres de relation clientèle de Paris-Tolbiac et de Saran. En 2003, plus de 300 recrutements ont permis de réaliser la montée en charge de ces entités.

## La diversité humaine

Le respect des personnes et celui des cultures ont été identifiés comme l'un des facteurs clés du succès de la création de BNP Paribas.

Afin d'accompagner le développement mondial du groupe, un effort particulier a porté sur l'internationalisation de l'encadrement. Fin 2003, près de 50 % des postes considérés comme internationalisables étaient effectivement occupés par des cadres n'ayant pas la nationalité française.

Pour des raisons historiques, la part de femmes dans les postes de cadres supérieurs demeure faible. Toutefois la démographie du groupe, la proportion croissante des embauches féminines et le rythme des promotions dans la population des cadres féminins permettent d'envisager une amélioration progressive mais sensible de cette situation.

La gestion de carrière des collaborateurs et ses instruments (évaluations professionnelles, entretiens de carrière, plans de relève) excluent les discriminations de toutes natures et s'attachent résolument à l'appréciation de la dimension individuelle des performances, des compétences, des comportements et du potentiel des collaborateurs.

# Développement des Ressources Humaines

## Le responsable des Ressources Humaines de BNP Paribas élu DRH de l'année

Le 20 octobre, Bernard Lemée a reçu le prix du DRH de l'année organisé sous l'égide du *Figaro*. Ce prix a distingué l'ensemble de la gestion des Ressources Humaines de BNP Paribas et la conduite réussie des actions engagées après la fusion qui a donné naissance au groupe.

## Les référentiels

Les valeurs et les principes de management définis quelques mois après la création du groupe BNP Paribas ont été concrètement transposés en critères d'évaluation professionnelle, ce qui permet d'apprécier de manière homogène les performances et les comportements de tous les salariés au plan mondial.

L'ensemble des actions mises en œuvre au sein du groupe pour assurer une gestion des Ressources Humaines efficace a été structuré par les différents éléments d'un référentiel des ressources humaines intégré : charte de responsabilité, recueil de directives, procédures, guide de bonnes pratiques, méthodologie d'audit. Ce référentiel est accessible aux salariés par l'Intranet.

Ces principes d'action ont été complétés en 2003 par la signature du Pacte Mondial des Nations Unies (Global Compact), suivi de la diffusion d'une directive spécifique signée par le Président.

## Les délégations

Compte tenu de la diversité des métiers et des cultures en présence lors de la création de BNP Paribas, il est apparu opportun d'adopter une organisation intégrée de la fonction Ressources Humaines pour conduire avec succès les différentes étapes de la fusion en favorisant le développement de pratiques cohérentes en matière de gestion des carrières et des

En maintenant son leadership actif sur la gestion des ressources humaines au niveau mondial, la fonction Ressources Humaines groupe a modifié son organisation en 2003 afin de simplifier les circuits de décision et de privilégier la proximité en étendant les responsabilités des pôles, des filiales et des territoires. Ce faisant, elle a renforcé le rôle et la capacité d'intervention des responsables de niveau groupe dans la gestion des postes clés et de leur relève, soit environ 2 000 salariés. Cette nouvelle organisation a été finalisée au cours du dernier trimestre 2003 ; elle s'est accompagnée de la définition de nouveaux modes opératoires en matière de délégation, de mobilité et de détection de cadres à potentiel.

## Les effectifs du groupe

À la fin de l'année 2003, les effectifs du groupe correspondant au périmètre consolidé s'établissaient à 89 071 en équivalent temps plein (ETP), soit une augmentation de 1 386 par rapport à 2002.

Cette augmentation est essentiellement la conséquence de l'élargissement du périmètre du groupe et notamment de l'intégration de la totalité des équipes de Cogent au sein du pôle Banque Privée, Gestion d'Actifs. En effet, hormis les effets de périmètre, les effectifs ont été stabilisés, voire légèrement réduits dans la conjoncture difficile que certains métiers ont rencontrée. En revanche, ils ont continué de progresser dans les activités de financement des particuliers (Cetelem), de location et de gestion de parcs automobiles (Arval) et de l'immobilier.

D'un point de vue géographique, les principales variations ont concerné l'Allemagne, avec une augmentation de 672 ETP du fait de l'intégration de Consors, et le Royaume-Uni, en augmentation

### Comment peuvent-ils assister aux Assemblées Générales ?

Tout actionnaire ayant ses titres inscrits en compte un jour au moins avant l'Assemblée peut assister à celle-ci à la condition expresse, pour les actionnaires ayant leurs titres "au porteur", de présenter une carte d'admission ou un certificat d'immobilisation de leurs actions.

### Comment peuvent-ils voter ?

S'ils n'assistent pas à l'Assemblée, les actionnaires retournent à BNP Paribas le formulaire joint à la convocation. Ce document leur permet :

- soit de voter par correspondance ;
- soit de se faire représenter par leur conjoint ou un autre actionnaire, personne physique ou morale ;
- soit de donner pouvoir au Président de séance ou de n'indiquer aucun nom de mandataire.

S'ils assistent à l'Assemblée, les actionnaires ou leurs représentants sont dotés du matériel de vote nécessaire. BNP Paribas a en effet recours au vote électronique depuis l'Assemblée Générale du 13 mai 1998.

## Déclarations des franchissements de seuil statutaire

En complément des seuils prévus par la loi, et en vertu de l'article 5 des statuts, tout actionnaire personne physique ou morale, agissant seul ou de concert, venant à détenir directement ou indirectement 0,5 % au moins du capital ou des droits de vote de la société ou un multiple de ce pourcentage inférieur à 5 %, est tenu d'informer la société, par lettre recommandée avec accusé de réception.

Au-delà de 5 %, l'obligation de déclaration prévue à l'alinéa précédent porte sur des fractions de 1 % du capital ou des droits de vote.

Les déclarations mentionnées aux deux alinéas précédents sont également faites lorsque la participation au capital devient inférieure aux seuils ci-dessus mentionnés.

Le non-respect de déclaration des seuils, tant légaux que statutaires, donne lieu à privation des droits de vote sur demande d'un ou plusieurs actionnaires détenant ensemble au moins 2 % du capital ou des droits de vote de la société.





## BNP Paribas, trophée d'or des Assemblées Générales

Après analyse de 22 thèmes exhaustifs, BNP Paribas a été distingué pour avoir réuni et mené la meilleure Assemblée Générale 2003. Le trophée d'or des Assemblées Générales, décerné conjointement par *Le Revenu* et Publicis Consultants•Ecocom, lui a ete remis par Paris Europlace, organisme de promotion de la place financière de Paris.

C'est la deuxième fois que BNP Paribas est ainsi distingué pour la qualité de sa communication financière, puisque l'édition 2000 de l'Assemblée Générale avait déjà donné lieu à la remise de ce trophée d'or.

L'Assemblée Générale 2003 a été pour BNP Paribas une occasion supplémentaire de réaffirmer son implication dans le processus du développement durable ; la banque est en effet désireuse, depuis sa naissance lors de l'Assemblée Générale du 23 mai 2000, d'assurer une création de valeur qui soit solide et récurrente, respectueuse non seulement de ses partenaires "traditionnels" comme ses actionnaires, ses clients et ses salariés, mais qui prenne aussi en compte la société civile dans son ensemble. Il a donc semblé pertinent que la tenue des Assemblées Générales, aussi, soit représentative de ces principes ; c'est pourquoi il a été décidé, en concertation avec le Comité de liaison des actionnaires, qu'une somme de 10 euros serait affectée, pour tout investisseur présent, à l'IVS (Institut des Vaisseaux et du Sang), établissement reconnu d'utilité publique participant à la lutte contre les maladies vasculaires et les cancers. Un compte-rendu de l'utilisation des 9 110 euros [1] ainsi attribués sera fait à l'occasion de l'Assemblée Générale du 28 mai 2004.

[1] Seuls 911 actionnaires avaient en effet pu se rendre à la réunion du 14 mai 2003, du fait des mouvements sociaux qui ont à cette date sensiblement affecté le système des transports.

Les modalités de tenue de l'Assemblée Générale de BNP Paribas sont définies en l'article 18 des statuts de la société.

L'Assemblée Générale Ordinaire (AGO) réunit tous les actionnaires au moins une fois par an à la demande du Conseil d'administration pour voter sur un ordre du jour fixé par celui-ci.

L'Assemblée Générale Extraordinaire (AGE) est convoquée chaque fois que des décisions ayant pour objet une modification des statuts et notamment une augmentation de capital doivent être prises. Les décisions doivent être approuvées à la majorité des deux tiers des actionnaires présents ou représentés.

L'Assemblée Générale Mixte (AGM) regroupe les deux précédentes (AGO et AGE) à une même date, sur une même convocation. BNP Paribas tiendra son AGM le 28 mai 2004 sur deuxième convocation.

### Comment les actionnaires sont-ils avisés ?

- Les actionnaires ayant leurs titres sous la forme nominative sont convoqués par lettre simple qui leur fournit notamment l'ordre du jour, les projets de résolutions et un formulaire de vote par correspondance ;
- Les actionnaires ayant leurs titres sous la forme "au porteur" sont avisés par voie de presse ; en outre, bien au-delà des dispositions légales, BNP Paribas adresse :
  - des avis de convocation et le formulaire de vote à partir de la détention d'un certain nombre d'actions (fixé à 400 titres en 2003) ;
  - des lettres d'information sur les modalités de participation, aux possesseurs de 200 titres au moins (pour 2003).

## Le dividende

Le Conseil d'administration proposera à l'Assemblée Générale du 28 mai 2004 un dividende net de 1,45 euro par action (+21 % par rapport à 2002), soit 2,175 euros avoir fiscal compris (au taux de 50 %) pour les personnes physiques résidentes françaises. Le détachement et la mise en paiement du coupon auraient alors lieu le 11 juin 2004 en cas de vote positif de l'Assemblée. Le montant total de la distribution proposée s'élève à 1 310,2 millions d'euros, contre 1 075,1 millions d'euros en 2003. Le taux de distribution est de 34,8 % [1].

**Évolution du dividende** (en euros par action)


0,41
0,21
0,62
0,54
0,27
0,80
0,75
0,38
1,13
0,88
0,44
1,32
1,13
0,56
1,69
1,20
0,60
1,80
1,20
0,60
1,80
1,45
0,725
2,175*
Avoir fiscal
Dividende net
1996
1997
1998
1999
2000
2001
2002
2003

Les dividendes des années 1996 à 2000 ont été ajustés pour tenir compte de la division par 2 du nominal de l'action intervenue le 20 février 2002.
* Sous réserve de l'approbation pas l'Assemblée Générale du 28 mai 2004.

**Délai de prescription des dividendes** : tout dividende non réclamé dans les cinq ans suivant son exigibilité est prescrit dans les conditions prévues par la loi. Les dividendes dont le paiement n'a pas été demandé sont versés au Trésor.

## Le nominatif chez BNP Paribas

### Le nominatif pur

Les 21 385 actionnaires de BNP Paribas inscrits sous la forme nominative au 31 décembre 2003 bénéficient :

- de l'envoi systématique de tous les documents d'information de l'entreprise à destination de ses actionnaires ;
- d'un N° Vert (appel gratuit) : 0 800 600 700 pour les prises d'ordres ;
- de tarifs de courtage préférentiels ;
- d'un serveur Internet spécifique "GIS Nomi" (http://gisnomi.bnpparibas.com), entièrement sécurisé, pour consulter leurs avoirs en actions BNP Paribas au nominatif pur, ainsi que pour transmettre et suivre leurs ordres de Bourse ;
- et toujours, bien sûr, de la gratuité des droits de garde et de l'invitation systématique aux Assemblées Générales.

### Le nominatif administré

BNP Paribas développe également son offre de détention des actions au nominatif administré à l'intention de ses actionnaires institutionnels. Pour cette catégorie d'investisseurs en effet, le nominatif administré cumule les principaux avantages du porteur et du nominatif pur :

- maintien d'une totale liberté des transactions et conservation des courtiers habituels ;
- possibilité de détenir un compte titres unique, couplé avec le compte espèces ;
- invitation directe systématique à exercer le droit de vote et à participer aux Assemblées, sans interposition d'intermédiaires ;
- absence totale de blocage de titres à l'occasion de l'Assemblée Générale, et possibilité de transmission des votes par Internet.

## L'Assemblée Générale des actionnaires

La dernière Assemblée Générale s'est tenue le 14 mai 2003 sur deuxième convocation. Toutes les résolutions y ont été adoptées à une large majorité ; le texte de ces résolutions et la vidéo de cette manifestation sont disponibles sur le site Internet de BNP Paribas, sur lequel cette réunion a été intégralement retransmise en direct.



[1] Distribution proposée à l'Assemblée Générale du 28 mai 2004

## Le Comité de liaison des actionnaires

BNP Paribas a souhaité, dès sa création le 23 mai 2000, se doter d'un Comité de liaison des actionnaires, dont la mission est d'accompagner la banque dans sa communication à destination de l'actionnariat individuel.
C'est à l'occasion de l'Assemblée Générale de fusion que le Président de BNP Paribas a initié le processus d'appel à candidatures qui a abouti à la constitution de cette instance à la fin de l'année 2000.
Présidé par Michel Pébereau, il comprend un administrateur et dix actionnaires choisis pour leur représentativité tant géographique que socio-professionnelle, ainsi que deux salariés ou anciens salariés ; chaque membre est nommé pour 3 ans. À l'occasion des périodes de renouvellement qui seront signalées par voie de presse et dans les documents financiers publiés par la banque, tout actionnaire peut faire acte de candidature.
Le Comité de liaison est composé de :

- M. Michel Pébereau, Président ;
- M. Michel François-Poncet, Administrateur ;
- M^lle^ Marie-Nathalie Rodrigues, résidant dans l'Allier ;
- M. Patrick Ballu, résidant à Reims ;
- M. Jacques Begon, résidant dans la Loire ;
- M. André Brouhard, résidant à Nice ;
- M. Jean-Pierre Edrei, résidant dans la région parisienne ;
- M. Joseph Fauconnier, résidant à Amboise ;
- M. Jean-Baptiste Fernandez, résidant dans la région parisienne ;
- M. Marcel Grégoire, résidant dans le Jura ;
- M. Rémy Lauprêtre, résidant au Havre ;
- M. Michel Rolland, résidant en Haute-Garonne ;
- M^me^ Frédérique Barnier-Bouchet, membre du personnel de BNP Paribas ;
- M. Jean-Marie Gabas, retraité de la BNP.

Conformément aux dispositions de la Charte, à laquelle ont adhéré tous les participants et qui tient lieu de Règlement Intérieur, les membres se sont réunis deux fois en 2003, les 14 mars et 12 septembre ; les comptes-rendus des séances ont été diffusés dans les lettres périodiques d'information des actionnaires. Les principaux thèmes abordés ont, entre autres, concerné :

- la participation de la banque au Salon Actionaria, manifestation à l'occasion de laquelle certains des membres, par leur présence sur notre stand, avaient tenu à mieux faire connaître aux visiteurs le rôle du Comité ;
- le projet de Rapport annuel 2002, et son tiré à part consacré au Développement Durable ;
- les initiatives prises dans le cadre de la préparation de l'Assemblée Générale ;
- les évolutions de notre site Internet, spécifiquement dédié aux actionnaires individuels.


BNP PARIBAS

Des réunions d'information à l'adresse de l'ensemble des acteurs du marché sont organisées plusieurs fois par an, plus particulièrement au moment de l'annonce des résultats annuels et semestriels, mais aussi le cas échéant à l'occasion de réunions thématiques au cours desquelles la Direction Générale présente le groupe BNP Paribas et sa stratégie. Plus spécifiquement, un collaborateur est dédié aux relations avec les gestionnaires de fonds éthiques et socialement responsables.
Une équipe **Relations Actionnaires** est à la disposition et à l'écoute des quelque 660 000 actionnaires individuels de la banque *(source : étude TPI au 30 décembre 2003)*. Les actionnaires, comme les membres du **Cercle BNP Paribas**, reçoivent chaque semestre une lettre d'information financière reprenant les principaux développements du groupe, et un compte-rendu de l'Assemblée Générale est distribué en juillet.
En cours d'année, les actionnaires sont invités, dans différentes villes de France, à des rencontres où la politique de l'entreprise est exposée par le Président ou la Direction Générale (par exemple à Marseille le 18 mars, à Lille le 1er octobre, à Metz le 16 octobre et à Toulouse le 29 octobre 2003). Enfin, les représentants de BNP Paribas ont pu dialoguer avec plus de 1 000 personnes lors du Salon Actionaria qui s'est tenu à Paris les 21 et 22 novembre 2003.
Les membres du Cercle BNP Paribas, créé en 1995, sont les 53 000 actionnaires individuels possédant au moins 200 titres de l'entreprise. Ils sont destinataires trois fois par an, en alternance avec la lettre d'information financière, d'une autre correspondance, **La Vie du Cercle**, les conviant à des manifestations de nature artistique ou culturelle auxquelles la banque s'est associée, de même qu'à des séances de formation : celles-ci concernent les opérations en Bourse (analyses technique et financière), la gestion patrimoniale et les warrants, ainsi que l'actualité économique et l'Internet financier, en partenariat avec les équipes compétentes de l'entreprise. Enfin, des conférences scientifiques ou des visites de sites industriels sont fréquemment organisées.

Ces sessions se tiennent tant en province qu'en région parisienne, et ce aussi bien en semaine qu'au cours de week-ends, dans le but d'en permettre la fréquentation par tous les publics. Au total, 200 événements ont été organisés en 2003 à l'intention de 15 765 participants.
Pour faciliter l'accès à ces services, un N° Vert (appel gratuit) a été mis en place, le 0 800 666 777, qui comprend également un journal téléphoné "BNP Paribas en actions" riche de nombreuses fonctionnalités (cours de Bourse, carnet de l'actionnaire,...).
Le **site Internet BNP Paribas** (adresse: **http://invest.bnpparibas.com**) permet d'obtenir des informations sur le groupe BNP Paribas telles que les communiqués de presse, les chiffres clés et les principaux événements. Il est aussi possible de consulter et de télécharger les rapports annuels et semestriels, ainsi que les présentations destinées plus particulièrement aux analystes financiers et investisseurs institutionnels ; enfin, le cours de l'action et la comparaison de son évolution avec celle de quelques grands indices y sont naturellement en permanence disponibles. La retransmission vidéo intégrale de l'Assemblée Générale y est également accessible. Un **espace Actionnaire Individuel** (en français et en anglais) y a été spécialement aménagé pour répondre aux attentes spécifiques de cette catégorie d'investisseurs en termes d'accessibilité de l'information comme de propositions de manifestations.

Le service Minitel 3614 BNPPACTION (0,057 euro la minute) permet lui aussi d'obtenir des informations récentes sur le groupe et le titre, ainsi que de poser des questions, laisser un message ou commander des documents.

BNP Paribas a reçu en 2003 le Grand Prix SFAF (Société Française des Analystes Financiers) du Meilleur Site Internet à l'usage des professionnels, qui récompense la communication financière des valeurs les plus actives de la cote : 258 analystes ont à cette fin consulté 290 sites. Ce prix a été remis à la banque par Euronext.

## Rentabilité totale pour l'actionnaire d'un placement en actions BNP Paribas

○ Depuis la privatisation d'octobre 1993
- Investissement initial = 1 action au cours de l'Offre Publique de Vente le 18 octobre 1993 = 36,59 euros (240 francs)
- Réinvestissement des dividendes et attribution en mars 1995 d'une action pour 10 acquises à l'OPV et conservées 18 mois

*Division par deux du nominal du titre le 20 février 2002*
- Valorisation au 31 décembre 2003 : 2,9106 actions à 49,92 euros, soit 145,30 euros (953,11 francs)

Capital initial multiplié par 3,97
Taux de rendement actuariel : 14,46 % par an

○ Sur 5 ans
- Investissement initial = 1 action au cours d'ouverture du 4 janvier 1999 = 73,04 euros (479,11 francs)
- Réinvestissement des dividendes

*Division par deux du nominal du titre le 20 février 2002*
- Valorisation au 31 décembre 2003 : 2,3462 actions à 49,92 euros, soit 117,12 euros (768,26 francs)

Capital initial augmenté de 60,4 %
Taux de rendement actuariel : 9,92 % par an

### B - Rentabilité comparative sur 5 ans d'un investissement en actions BNP Paribas avec le livret A de la Caisse d'Épargne et les obligations à moyen terme du Trésor.

La création de valeur pour l'actionnaire est ici appréciée en comparant l'investissement en actions BNP puis BNP Paribas, sur la période, à deux placements "sans risque", le livret A de la Caisse d'Épargne et les obligations à moyen terme du Trésor (OAT).

- Placement le 1er janvier 1999 d'une somme de 73,04 euros sur un livret A de la Caisse d'Épargne :

Le taux servi à la date du placement est de 3 %, ramené à 2,25 % le 1er août 1999, puis de nouveau fixé à 3 % le 1er juillet 2000, pour s'établir à 2,25 % le 1er août 2003. Au 31 décembre 2003, cette somme représente 83,86 euros.

La création de valeur, différentiel correspondant à la "prise de risque" que constitue un placement en actions BNP Paribas, se monte à 117,12 - 83,86 = 33,26 euros par action en 5 ans.

- Placement de 73,04 euros le 1er janvier 1999 en emprunt d'État à 5 ans :

Le taux obtenu est alors de 3,3672 % pour 5 ans (BTAN) ; chaque fin d'année, les intérêts perçus sont réinvestis dans un autre emprunt de même nature, et ce aux conditions suivantes :
- 4,7161 % (BTAN) en janvier 2000 pour 4 ans ;
- 4,5421 % (BTAN) en janvier 2001 pour 3 ans ;
- 3,6622 % (BTAN) en janvier 2002 pour 2 ans ;
- 2,749 % en janvier 2003 pour 1 an (Euribor).

Au bout de 5 ans, cet investissement est valorisé 86,43 euros.

La création de valeur différentielle consécutive au choix des titres BNP Paribas comme support de placement est donc de 117,12 - 86,43 = 30,69 euros par action en 5 ans.

Rendement total comparé sur 5 ans d'un investissement de 73,04 euros


(en euros)
73,04
Livret A
83,86
Emprunt d'État
86,43
Action BNP Paribas
117,12

## Communication avec les actionnaires

BNP Paribas a le souci d'apporter à tous ses actionnaires une information rigoureuse, régulière, homogène et de qualité, en conformité avec les meilleures pratiques des marchés et les recommandations des autorités boursières. Un département Relations Investisseurs informe les investisseurs institutionnels et les analystes financiers, français et étrangers, sur la stratégie du groupe, les développements significatifs et bien sûr les résultats, dont la publication intervient trimestriellement ; en 2004 par exemple, le calendrier s'établit comme suit[1] :
- 5 février 2004 : résultats de l'exercice 2003 ;
- 6 mai 2004 : chiffres du 1er trimestre 2004 ;
- 2 août 2004 : publication des résultats semestriels 2004 ;
- 4 novembre 2004 : chiffres du 3e trimestre 2004.

[1] Sous réserve de modifications ultérieures.

## La création de valeur boursière

BNP Paribas propose ci-après deux mesures de la création de valeur actionnariale, sur une durée correspondant à un horizon de placement à long/moyen terme qui est celui de la plus grande partie de ses actionnaires individuels.

### A - Rentabilité totale pour l'actionnaire (Total Shareholder Return -TSR) :

Conventions de calcul :

- le dividende est pris en considération avoir fiscal au taux de 50 % compris, et réinvesti en actions BNP puis BNP Paribas ;
- les rendements sont bruts, avant toute imposition.

- Depuis la privatisation d'octobre 1993

Investissement initial = 1 action au cours de l'Offre Publique de Vente (240 francs soit 36,59 euros), le 18 octobre 1993.

Évolution de l'investissement

| Années | Dividende brut perçu par action (en euros) | Dividende brut perçu par l'investisseur (en euros) | Cours de réinvestissement du dividende [2] (en euros) | Fraction de titre acquise par remploi du dividende brut | Total actions après réinvestissement du dividende brut | |
|---|---|---|---|---|---|---|
| 1994 | 0,69[1] | 0,69 | 37,17 | 0,0186 | 1,0186 | |
| 1995 | 0,73[1] | 0,82[3] | 34,30 | 0,0239 | 1,1425[3] | |
| 1996 | 0,82[1] | 0,94 | 27,36 | 0,0344 | 1,1769 | |
| 1997 | 1,23[1] | 1,45 | 38,28 | 0,0379 | 1,2148 | |
| 1998 | 1,60[1] | 1,94 | 75,92 | 0,0256 | 1,2404 | |
| 1999 | 2,25 | 2,79 | 80,85 | 0,0345 | 1,2749 | |
| 2000 | 2,625 | 3,35 | 93,95 | 0,0357 | 1,3106 | |
| 2001 | 3,375 | 4,42 | 100,50 | 0,0440 | 1,3546 | 2,7092[4] |
| 2002 | 1,80 | 4,88 | 54,10 | 0,0902 | 2,7994 | |
| 2003 | 1,80 | 5,04 | 45,32 | 0,1112 | 2,9106 | |

[1] Par souci de cohérence avec les années ultérieures, nous avons opté ici pour le paiement en numéraire et non en actions, alors que cette possibilité avait été ouverte par le Conseil d'administration.
[2] Il est supposé que le dividende est réinvesti en actions au cours d'ouverture du 1er jour de Bourse suivant sa mise en distribution.
[3] En tenant compte de l'attribution en mars 1995 d'une action pour 10 acquises à l'OPV et conservées 18 mois.
[4] Après division par deux du nominal de l'action le 20 février 2002.

Cours de clôture le 31 décembre 2003 = 49,92 euros, soit une valorisation à cette date de l'investissement initial de 49,92 x 2,9106 = 145,30 euros, donc une progression annuelle moyenne (TSR annuel moyen de la période) de **14,46 %** et une **multiplication par 3,97** de l'investissement initial de 1993.

- sur 5 ans

Investissement initial = 1 action au cours d'ouverture du 4 janvier 1999 = 73,04 euros.

Évolution de l'investissement

| Années | Dividende brut perçu par action (en euros) | Dividende brut perçu par l'investisseur (en euros) | Cours de réinvestissement du dividende [1] (en euros) | Fraction de titre acquise par remploi du dividende brut | Total actions après réinvestissement du dividende brut | |
|---|---|---|---|---|---|---|
| 1999 | 2,25 | 2,25 | 80,85 | 0,0278 | 1,0278 | |
| 2000 | 2,625 | 2,70 | 93,95 | 0,0287 | 1,0565 | |
| 2001 | 3,375 | 3,57 | 100,50 | 0,0355 | 1,092 | 2,184[2] |
| 2002 | 1,80 | 3,93 | 54,10 | 0,0726 | 2,2566 | |
| 2003 | 1,80 | 4,06 | 45,32 | 0,0896 | 2,3462 | |

[1] Il est supposé que le dividende est réinvesti en actions au cours d'ouverture du 1er jour de Bourse suivant sa mise en distribution.
[2] Après division par deux du nominal de l'action le 20 février 2002.

Cours de clôture le 31 décembre 2003 = 49,92 euros, soit une valorisation à cette date de l'investissement initial de 49,92 x 2,3462 = 117,12 euros, donc une progression annuelle moyenne (TSR annuel moyen de

- Au 31 décembre 2003, l'action cotait **49,92 euros, en hausse de 28,56 %** par rapport au 31 décembre 2002 (38,83 euros) ; par comparaison, le Cac 40 a progressé de 16,12 % au cours de l'exercice 2003, l'Euro Stoxx 50 de 15,68 % et l'indice DJ Euro Stoxx Bank de 30,98 %.
- En moyenne période, du 2 janvier 2001 au 31 décembre 2003, **le cours de l'action a progressé de 7,12 %, à comparer à un repli de 38,65 % pour le Cac 40 et de 41,28 % pour le DJ Euro Stoxx 50.** Dans le même temps, l'indice des valeurs bancaires de la zone euro diminuait de 21 %.
- **La capitalisation boursière de BNP Paribas s'élevait à 45,1 milliards d'euros** au 31 décembre 2003, plaçant l'entreprise au 3[e] rang de l'indice Cac 40 (2[e] valeur de marché de l'indice parisien en termes de "flottant"), et à la 9[e] place de l'Euro Stoxx 50, contre respectivement les 5[e] et 13[e] rangs douze mois plus tôt ; à la fin de l'année, comme pendant la quasi-totalité de l'exercice 2003, **BNP Paribas avait la plus forte capitalisation boursière des banques de la zone euro.**
- **Les volumes de transactions**, du fait essentiellement d'une moindre volatilité, se sont quelque peu contractés au cours de l'année 2003, pour s'établir à une moyenne de 4 447 548 titres par séance ; par comparaison avec la moyenne 2002 (5 224 362), la réduction est de 14,9 %.

## Volumes échangés en 2003

### Moyenne quotidienne en milliers de titres


4 583
4 789
5 557
4 894
4 810
5 552
3 421
3 550
4 522
3 764
4 416
3 699
Janvier
Février
Mars
Avril
Mai
Juin
Juillet
Août
Septembre
Octobre
Novembre
Décembre

*Source : Euronext Paris*

### Moyenne quotidienne en millions d'euros


174,4
182,2
213,9
199,3
201,4
249,5
156,6
166,9
203,2
168,9
203,9
179,5
Janvier
Février
Mars
Avril
Mai
Juin
Juillet
Août
Septembre
Octobre
Novembre
Décembre

*Source : Euronext Paris*

## Tableau de bord de l'actionnaire

| En euros | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| Résultat net, part du groupe par action[1] | 4,31 | 3,78 | 4,64 | 4,70 | 2,79 |
| Actif net par action[2] | 31,5[3] | 29,3 | 27,1 | 24,0 | 21,5 |
| Dividende global par action [4] | 2,175[3] | 1,80 | 1,80 | 1,69 | 1,32 |
| Taux de distribution (en %)[5] | 34,8[3] | 32,6 | 26,5 | 24,5 | 30,1[6] |
| Cours | | | | | |
| Plus haut | 49,92 | 61,25 | 52,55 | 54,75 | 46,73 |
| Plus bas | 32,65 | 29,00 | 37,95 | 37,78 | 33,13 |
| Fin de période | 49,92 | 38,83 | 50,25 | 46,75 | 45,80 |
| Indice Cac 40 au 31 décembre | 3 557,90 | 3 063,91 | 4 625,58 | 5 926,42 | 5 958,32 |

Les éléments du tableau ci-dessus ont été ajustés pour tenir compte de la division par 2 du nominal de l'action intervenue le 20 février 2002.

[1] Sur la base du nombre moyen d'actions en circulation de l'exercice.

[2] Après distribution.

[3] Sous réserve de l'approbation par l'Assemblée Générale des actionnaires du 28 mai 2004.

[4] Avoir fiscal au taux de 50 % compris.

[5] Distribution proposée à l'Assemblée Générale rapportée au résultat net part du groupe.

[6] Sur la base du résultat net, part du groupe pro forma, après coûts de restructuration, soit 2 615 millions d'euros.

## Le marché de l'action

Depuis l'Assemblée Générale Mixte du 23 mai 2000 au cours de laquelle les actionnaires ont décidé la fusion entre la BNP et Paribas, le titre BNP est devenu BNP Paribas ; le code Euroclear-France est alors resté inchangé (13110). À compter du 30 juin 2003, l'action BNP Paribas est désignée par son code ISIN (FR0000131104). Les actions BNP ont été admises à la cote officielle de la Bourse de Paris sur le Règlement Immédiat le 18 octobre 1993, première date de cotation après la privatisation, puis le 25 octobre sur le Règlement Mensuel ; depuis la généralisation du comptant le 25 septembre 2000, l'action BNP Paribas est éligible au SRD (Service de Règlement Différé). Le titre est négocié à Londres sur le Seaq international et à la Bourse de Francfort, et, depuis le 13 mars 2000, l'action BNP Paribas est également cotée à la Bourse de Tokyo. De plus, un programme ADR (American Depositary Receipt) 144A "Level 1" est actif aux États-Unis depuis la privatisation, JP Morgan Chase agissant en tant que banque dépositaire (1 action BNP Paribas est représentée par 2 ADR).

Pour maintenir une grande accessibilité aux actionnaires individuels, le nominal de l'action de la banque a été divisé par deux le 20 février 2002, pour le fixer à deux euros.

La BNP a fait partie des sociétés constituant l'indice Cac 40 depuis le 17 novembre 1993. Elle a par ailleurs intégré l'indice Euro Stoxx 50 le 1[er] novembre 1999. Le titre de la banque entre dans la composition du Dow Jones Stoxx 50 depuis le 18 septembre 2000 ; enfin, l'action BNP Paribas figure dans les 4 principaux indices du développement durable : Aspi Eurozone, FTSE4Good, DJ SI World et DJ SI Stoxx.

Ces différents facteurs sont favorables à la liquidité et à l'appréciation du titre puisque celui-ci entre alors dans tous les portefeuilles et fonds indexés sur ces indicateurs.



### Cours de l'action BNP Paribas depuis le 2 janvier 2001 jusqu'au 31 décembre 2003

Comparaison avec les indices DJ Euro Stoxx 50, DJ Euro Stoxx Bank et Cac 40 (indices rebasés sur le cours de l'action)


70
60
50
40
30
20
10
0
janv. 01
avr. 01
juil. 01
oct. 01
janv. 02
avr. 02
juil. 02
oct. 02
janv. 03
avr. 03
juil. 03
oct. 03
déc. 03
BNP Paribas
DJ Euro Stoxx Bank
DJ Euro Stoxx 50
France Cac 40

*Source : Datastream.*

### Moyennes mensuelles et cours mensuels extrêmes de l'action BNP Paribas depuis janvier 2002


52,19
52,87
55,78
57,11
59,90
55,61
47,36
48,43
40,72
35,70
41,65
38,38
38,43
38,11
37,41
40,62
41,91
45,05
45,60
47,15
45,08
44,93
46,12
48,80
50,15
54,60
50,85
56,05
54,10
57,90
54,75
60,00
57,70
61,25
52,30
60,25
39,25
55,35
44,00
52,25
32,98
47,56
29,00
40,26
39,15
45,59
35,71
41,00
34,19
41,35
36,59
40,10
32,80
41,45
36,97
42,14
40,75
43,30
42,80
47,45
43,71
48,32
44,84
49,20
42,10
46,91
43,34
46,38
44,86
47,00
47,90
49,92
janv. 02
fév. 02
mars 02
avr. 02
mai 02
juin 02
juil. 02
août 02
sept. 02
oct. 02
nov. 02
déc. 02
janv. 03
fév. 03
mars 03
avr. 03
mai 03
juin 03
juil. 03
août 03
sept. 03
oct. 03
nov. 03
déc. 03
plus haut
plus bas
moyen

*Source : Datastream.*

# BNP Paribas et ses actionnaires

## Le capital social

Le capital de BNP Paribas SA s'élevait, au 23 janvier 2003, à 1 791 759 648 euros et se composait de 895 879 824 actions (l'évolution au cours des exercices antérieurs est rappelée dans la partie "Évolution du capital" du Rapport d'activité).

Jusqu'au 31 décembre 2003, le nombre d'actions composant le capital social a été affecté par les deux séries d'opérations suivantes :

- création de 618 431 actions nouvelles à la suite de souscriptions dans le cadre des plans d'options ;
- souscription de 6 673 360 actions à la suite de l'augmentation de capital réservée aux salariés.

Ainsi, au 31 décembre 2003, le capital de BNP Paribas s'élevait à 1 806 343 230 euros composé de 903 171 615 actions d'un nominal de deux euros chacune[1].

Ces actions, entièrement libérées, sont de forme nominative ou au porteur, au choix du titulaire, sous réserve des dispositions légales en vigueur. **Il n'existe aucun droit de vote double attaché à ces valeurs mobilières.**

### Évolution de l'actionnariat

Au cours des 3 dernières années, la détention du capital de la banque a évolué comme ci-dessous :

| | 31/12/2001 | | | 31/12/2002 | | | 31/12/2003 | | |
|---|---|---|---|---|---|---|---|---|---|
| Actionnaires | nombre d'actions (en millions) | % du capital | % des droits de vote | nombre d'actions (en millions) | % du capital | % des droits de vote | nombre d'actions (en millions) | % du capital | % des droits de vote |
| Axa | 26,47 | 6,0 | 6,1 | 52,45 | 5,9 | 6,0 | 52,07 | 5,8 | 6,1 |
| Salariés | 20,29 | 4,6 | 4,7 | 41,24 | 4,6 | 4,8 | 46,36 | 5,1 | 5,4 |
| - dont FCPE groupe | 14,36 | 3,2 | 3,3 | 31,68 | 3,5 | 3,7 | 34,58 | 3,8 | 4,0 |
| - dont détention directe | 5,93 | 1,3 | 1,4 | 9,57 | 1,1 | 1,1 | 11,78 | 1,3 | 1,4 |
| Mandataires sociaux | 0,15 | NS | NS | 0,28 | NS | NS | 0,27 | NS | NS |
| Titres détenus par le groupe | 8,88 | 2,0 | | 28,26 | 3,2 | | 46,43 | 5,1 | |
| Actionnaires individuels | 36,77 | 8,3 | 8,5 | 66,25 | 7,4 | 7,6 | 63,70 | 7,1 | 7,4 |
| Inv. institutionnels | 287,94 | 65,0 | 66,3 | 599,67 | 67,0 | 69,2 | 606,57 | 67,2 | 70,8 |
| - Européens | 225,92 | 51 | 52 | 493,96 | 55,2 | 57,0 | 499,87 | 55,3 | 58,3 |
| - Non Européens | 62,02 | 14,0 | 14,3 | 105,71 | 11,8 | 12,2 | 106,70 | 11,8 | 12,5 |
| Autres et non identif. | 62,48 | 14,1 | 14,4 | 107,03 | 12,0 | 12,3 | 87,77 | 9,7 | 10,2 |
| TOTAL | 442,99 | 100,0 | 100,0 | [illegible] | 100,0 | 100,0 | 903,17 | 100,0 | 100,0 |

### Composition de l'actionnariat de BNP Paribas au 31 décembre 2003
(sur base des droits de vote)


Actionnaires Individuels
7,4 %
Salariés
5,4 %
Axa
6,1 %
Autres et
non identifiés
10,2 %
Investisseurs
Institutionnels
70,8 %
dont Europe : 58,3 %
dont hors d'Europe :
12,5 %

À la connaissance de l'entreprise, il n'existe aucun actionnaire, autre que la société Axa, qui détienne plus de 5 % du capital ou des droits de vote.

[1] Depuis la fin de l'exercice social, a été enregistrée la création de 443 989 actions à la suite de souscriptions dans le cadre des plans d'options. Ainsi, au 28 janvier 2004, le capital de BNP Paribas s'élevait à 1 807 231 208 euros composé de 903 615 604 actions d'un nominal de deux euros chacune.

# Éthique et Déontologie

L'environnement légal et réglementaire s'est à nouveau renforcé un peu partout dans le monde : loi française sur la sécurité financière du 1er août 2003, directives communautaires sur les "abus de marché" dans les services d'investissement, nouvelles recommandations du GAFI en juin 2003 sur le blanchiment et la corruption, ordonnance fédérale suisse de janvier 2003 sur la prévention du blanchiment, durcissement de la législation américaine sur l'identification et la recherche de suspects de terrorisme, etc.

Les différents pôles et métiers du groupe ont continué à perfectionner leurs procédures, leurs méthodes et leurs outils afin notamment de les mettre dans les meilleurs délais possibles en adéquation avec ces exigences renforcées.

Le pôle BDDF a poursuivi la structuration de son dispositif Éthique et Déontologie : il a mis en chantier un ensemble de textes de référence sur les procédures déontologiques et de lutte contre le blanchiment et engagé un important programme d'informatisation des procédures et des outils concernés. En outre, plus de 22 000 collaborateurs du pôle ont reçu en 2003 une formation à la lutte contre le blanchiment, la corruption et le financement du terrorisme.

Compte tenu de l'environnement particulier de la zone des Marchés Émergents et Outre-Mer, le pôle SFDI est particulièrement attentif à mettre en œuvre des actions méthodiques dans le domaine de la lutte contre le blanchiment, la corruption et le terrorisme en s'efforçant de mutualiser les outils des filiales chaque fois que possible.

Dans le pôle BPGA, les priorités restent la connaissance des clients (programme KYC : "Know Your Customer") et la maîtrise des flux de capitaux. En outre, pour la gestion de capitaux, des procédures renforcées ont été adoptées (validation déontologique formelle des produits, définition d'une politique de vote pour les gestionnaires).

Pour sa part, le pôle BFI a poursuivi ses actions de renforcement qualitatif et quantitatif des équipes Éthique et Déontologie dans les sites à l'étranger et en France. Les outils de surveillance des flux ont été installés de façon plus extensive au sein des différents sites et métiers et les procédures de maîtrise des risques ont été perfectionnées, notamment pour renforcer encore la "muraille de Chine" entre le Corporate Finance et les analystes sur actions, ainsi que les règles de travail et de publication des analystes. Une directive nouvelle a précisé la responsabilité globale des directeurs de territoire sur les questions d'éthique et de déontologie de l'ensemble des métiers et filiales du groupe présents sur leur territoire.

Concernant la lutte contre le blanchiment, la corruption et le financement du terrorisme, la poursuite des actions de formation et de sensibilisation, ainsi que l'accroissement des moyens de la fonction déclarative de soupçon de blanchiment aux autorités, ont permis une meilleure surveillance des fonds de commerce et des flux de capitaux. Les règles et instructions internes ont été actualisées et complétées, notamment avec l'établissement d'une classification propre au groupe de pays sensibles aux risques de corruption et de terrorisme.

Enfin, la cellule de surveillance des opérations personnelles des salariés du groupe accédant, de par leurs fonctions, à des informations dites "privilégiées" par la réglementation des marchés financiers a modernisé ses outils informatiques de surveillance et de détection et a diffusé un nouveau mandat de gestion discrétionnaire pour les collaborateurs ayant interdiction de gérer directement leurs avoirs financiers personnels.

# Nouveaux dispositifs contre le terrorisme

# Smiths Group



jan verhaegh b.v.
DOUANES




DOUANES




DOUANES






## Alan THOMSON

Directeur financier

**Smiths Group - Client de BNP Paribas - Londres**

"Les gens sont plus mobiles que jamais. Changer de ville ou de continent en l'espace d'une journée n'a plus rien d'exceptionnel. C'est la liberté de notre temps. Mais la liberté n'est rien sans la sécurité." Notre siècle, né avec les attentats terroristes du 11 septembre 2001, a fait de la sécurité l'une de ses priorités. Sécurité des personnes, mais aussi des marchandises. "Aujourd'hui, 90 % des biens sont transportés par conteneurs. Mais seuls 1% des 200 millions de conteneurs qui transitent chaque année par les plus grands ports du monde sont contrôlés." Face à des besoins sans cesse renouvelés, le groupe britannique Smiths, leader mondial des outils de détection et des systèmes à rayons X, a mis au point un nouvel appareil, le HCV (Heimann Cargo Vision), aujourd'hui installé dans près de 170 sites à travers le monde. Ce dernier débusque les explosifs, les armes et les produits de contrebande (tabac, contrefaçons...). Des équipements complémentaires permettent d'identifier les stupéfiants ainsi que les produits chimiques ou biologiques suspects. Smiths équipe aussi bien les postes frontières et les ports maritimes que les gares, les aéroports ou les bâtiments publics. "La mondialisation de notre société dépend totalement de la sécurité des déplacements des personnes et de la libre circulation des biens, protégés des menaces terroristes ou criminelles." Déjà très sophistiqués, les appareils de contrôle et de détection sont l'objet d'incessants perfectionnements. "La prochaine génération d'appareils sera d'une extrême complexité, et incorporera des composants venus de tous les champs de la technologie."

BNP Paribas arrive en tête des entreprises financières cotées au Premier Marché pour la transparence de ses informations sociales et environnementales :

- 1re place pour les informations environnementales
- 2e place pour les informations sociales
- 1re place pour le niveau général de conformité avec la loi NRE

*Étude de l'Adef (Association des Épargnants de France)*

## Une notation améliorée

En 2003, BNP Paribas est à nouveau présent dans les quatre indices qui font référence en matière d'investissement socialement responsable : Dow Jones SI World, Dow Jones SI Stoxx, FTSE 4 Good et Aspi Eurozone.

• SAM

L'agence SAM Research Inc., qui procède aux évaluations permettant de sélectionner les valeurs figurant dans les indices Dow Jones SI, a confirmé le très bon niveau de la performance globale de BNP Paribas par rapport à la moyenne du secteur.

Notes SAM



Dimension économique
0
50
100
Dimension environnementale
Dimension sociale
Note globale
Moyenne du secteur
BNP Paribas


• Vigeo

La dernière notation du groupe par cette agence (cf. ci-après sur une échelle de -- non concerné à ++, précurseur) se présente ainsi :

| Catégorie | 2002 | 2003 |
|---|---|---|
| Ressources humaines | + | + |
| Environnement | - | = |
| Clients et fournisseurs | = | = |
| Actionnaires | ++ | + |
| Société civile | = | = |

Benchmark société/secteur



300
250
200
150
100
50
0
Ressources humaines
Environnement
Clients et fournisseurs
Actionnaires
Société civile


○ Max. secteur ○ Min. secteur ○ BNP Paribas

• CoreRatings

La première notation du groupe par cette nouvelle agence a donné lieu, en synthèse, à la note suivante :

Gestion des risques d'investissement



Environnement
Social
Emploi
Éthique


Pondération des risques d'investissement



Éthique
Environnement
Social
Emploi


Des échanges plus approfondis ont également été conduits avec d'autres agences et équipes d'analyse extra-financière (Innovest, Ethibel, Banque Sarazin, CFIE) à l'occasion de l'actualisation du profil des valeurs constituant leur univers d'investissement socialement responsable.

# Présentation de la démarche

## Une démarche intégrée

Les principes d'action du groupe, inspirés par une culture humaniste et solidaire, animent l'exercice de sa responsabilité sociale et environnementale en guidant les comportements de ses salariés dans ses différentes activités. La démarche du groupe a été construite à partir de son identité et en cohérence avec ses valeurs. Elle associe une définition réaliste de la responsabilité sociale qu'il assume dans l'exercice de ses métiers et un engagement déterminé.

BNP Paribas s'efforce de privilégier les solutions susceptibles d'être bénéfiques pour l'ensemble de ses "parties prenantes". Ses engagements sont mis en œuvre dans une démarche d'intégration aux activités, coordonnée par la fonction transversale Développement Durable, dont le programme d'action a été validé par le Comité exécutif.

## Un dispositif renforcé

Les principes d'action ont été complétés en 2003 par l'adhésion au Pacte Mondial proposé par le Secrétaire Général des Nations-Unies, qui a été suivie par la diffusion générale d'une directive spécifique signée par le Président-Directeur Général.

Le groupe a formalisé de façon plus précise le champ de sa responsabilité environnementale autour de dix orientations structurantes.


BNP PARIBAS
Echo'Net
France

Ce dispositif s'est enrichi de l'ouverture à tous les salariés sur l'Intranet d'un bouquet de services développement durable intégré au portail fédérateur "B to E".

## Une présentation cohérente

Un chapitre est consacré au développement durable dans le Rapport d'activité de BNP Paribas. Il est structuré selon les relations que développe le groupe avec ses parties prenantes : actionnaires, salariés, clients, fournisseurs, environnement naturel, société civile. Conformément à la loi de sécurité financière, le développement relatif à la gouvernance est traité dans le Rapport du Président sur le gouvernement d'entreprise et le contrôle interne. Les procédures déontologiques et d'éthique sont présentées dans le chapitre "Fonctionnement du contrôle interne" du Rapport d'activité.

La présentation synoptique des informations sociales et environnementales requises par le décret d'application de l'article 116 de la loi NRE a été traitée l'an dernier dans les annexes du Rapport d'activité. Compte tenu de l'accueil favorable qu'elle a reçu, elle a été reconduite cette année.

## Niveau général de conformité avec la loi NRE


Informations sociales
0
5
10
15
20
25
19
7,5
15,4
22
Informations environnementales
0
5
10
15
20
14,5
3,5
9,2
14,5
Niveau général de conformité avec la loi NRE
0
25
50
75
100
67,75
19,3
48,16
67,75
BNP Paribas
Moyenne du secteur
Note la plus basse
Note la plus haute

# Développement durable



Dans une période de crise économique et financière, le groupe BNP Paribas a obtenu en 2003 des résultats de haut niveau en gardant le cap de sa stratégie de développement dans la rentabilité. En dépit des difficultés de la conjoncture et de leur pression sur les performances économiques, le groupe s'est attaché à assumer pleinement sa responsabilité sociale et environnementale. Ses engagements de longue date ont été plus largement reconnus. C'est ainsi que son rating socialement responsable a été amélioré par les principales agences extra-financières et qu'il s'est vu décerner plusieurs distinctions, notamment en raison de sa transparence en matière de gouvernance et de contribution au développement durable :

- **le trophée d'or des Assemblées Générales [1] ;**
- **le grand prix du Rapport annuel [2] ;**
- **le prix de la Best Disclosure Policy et le prix de la Best Corporate Literature [3] ;**
- **le prix du meilleur DRH de l'année [4] ;**
- **le prix spécial du jury pour son action de mécénat [5] ;**
- **le 1er rang pour l'application du reporting social et environnemental dans le cadre de la loi NRE [6].**

Ce palmarès est une légitime source de fierté pour nos équipes dont la mobilisation a permis d'obtenir ces résultats dans un contexte dominé par les crises et les incertitudes. Cette reconnaissance conforte le groupe dans le choix des principes d'action exigeants qui animent sa gouvernance et ses relations avec toutes ses parties prenantes.

La meilleure visibilité de notre contribution au développement durable nous incite à rester modeste face aux multiples attentes de la société à notre égard, mais elle renforce également notre ambition et notre volonté d'approfondir encore l'intégration de notre responsabilité sociétale par tous les métiers du groupe, selon les orientations retenues pour 2004 par notre Comité exécutif.

C'est dans cette démarche que s'inscrit naturellement notre adhésion en 2003 au Pacte Mondial proposé par le Secrétaire Général des Nation-Unies pour associer plus largement les entreprises multinationales à la promotion du développement durable.

[1] Décerné par le magazine *Le Revenu.*
[2] Décerné par *Le Figaro Économie* et *La Vie française.*
[3] Décerné dans le cadre de la cinquième conférence Eurozone organisée par la revue *Investir Relations Magazine.*
[4] Organisé par le cabinet Hudson et *Le Figaro.*
[5] Dans le cadre des Oscars Admical du mécénat d'entreprise.
[6] Étude du cabinet Utopies publiée par *Le Figaro Entreprises.*

J. Pébereau

BNP Paribas Marché Saint-Honoré - Paris



Mary MA
Directeur administratif et financier, Senior Vice-President
Lenovo - Client de BNP Paribas - Chine



La fable du lièvre et de la tortue. Dans la course mondiale au développement économique, la Chine est partie après ses concurrents. Elle est en train de les rattraper à la vitesse grand V. Le secteur informatique est un exemple frappant de ce dynamisme. En 1994, un peu plus d'un million d'ordinateurs avaient été vendus en Chine. En 2003, ce sont 13,3 millions d'unités qui ont été écoulées ! "La popularité croissante de l'Internet et de l'ordinateur personnel a un énorme impact sur la vie sociale et culturelle des Chinois." Lenovo, N°1 du PC dans l'Empire du Milieu, profite à plein de cet engouement des Chinois pour l'informatique. Le groupe, basé à Pékin, affiche une part de marché de 27 % dans son pays et de presque 13 % dans la zone Asie-Pacifique (hors Japon). Et les perspectives sont croissantes : l'équipement en PC devrait croître en Chine d'au moins 16 % par an jusqu'en 2008. "L'augmentation significative de la demande vient à la fois des habitants de villes petites ou moyennes s'équipant pour la première fois et du remplacement du parc existant dans les grandes agglomérations". Mais Lenovo avait su préparer ce boom, en simplifiant au maximum l'utilisation de l'ordinateur avec des logiciels d'aide ou des machines dans lesquelles l'Internet était préinstallé et prêt à l'emploi. Un volontarisme partagé par les dirigeants du pays : "Le gouvernement chinois a demandé aux écoles primaires et secondaires de s'équiper en ordinateurs pour qu'elles puissent profiter des ressources de l'Internet et offrir aux élèves une bonne connaissance de l'informatique."

# Le boom du marché chinois des PC

# Lenovo






疯狂坦克2


BNP Paribas San Francisco



## Opérations sur le portefeuille détenu directement

En 2003, les désinvestissements ont dégagé 1,1 milliard d'euros en trésorerie pour le groupe (deuxième et dernière tranche des actions Royal Canin, Intercos, Jouan, Mobistar, Aegon).

BNP Paribas Capital n'a pas réalisé d'investissement direct significatif au cours de l'année.

## Investissements dans les fonds

PAI LBO Fund, premier fonds spécialisé dans les opérations de LBO en Europe, lancé par PAI en 1998 et totalement investi en 2000, a réalisé 3 cessions importantes en 2003 : cession à son équipe de direction de l'équipementier automobile Michel Thierry ; cession de Frans Bonhomme, leader français de la distribution de tuyaux et raccords plastique, et de Ceva, laboratoire de pharmacie vétérinaire. BNP Paribas, sponsor et principal investisseur de ce fonds, a bénéficié de sa part des distributions correspondantes.

PAI Europe III, fonds lancé en 2001, dans lequel BNP Paribas a pris un engagement d'investissement de 250 millions d'euros, est déjà investi à hauteur de 46 %. Le fonds a annoncé l'acquisition de Saeco, société italienne leader des machines à café expresso domestiques.
Middle Market Fund II, fonds de 125 millions d'euros géré par Banexi Capital Partenaire et lancé en 2000, est maintenant investi à 79 %.


BNP PARIBAS



## Grand succès pour Bords de Seine 2

Réalisé par Meunier, Bords de Seine 2 a gagné le concours de l'immeuble de l'année organisé dans le cadre du SIMI (Salon de l'Immobilier d'Entreprise d'Ile-de-France) et décerné par un jury composé de grandes entreprises utilisatrices.

Les sociétés de services immobiliers contribuent également à la consolidation des positions de leadership de BNP Paribas, tant dans la gestion pour compte de tiers, où l'acquisition de PGS conforte la part de marché d'Antin Vendôme (17 %), que dans l'administration de biens où la conquête de mandats de gestion permet à Comadim de devenir le n° 2 français dans la gestion en immobilier d'entreprises. En 2003, Comadim a géré plus de 5 millions de mètres carrés de bureaux.

Dans un contexte encore caractérisé par l'incertitude, les filiales immobilières de BNP Paribas confirment leur capacité à s'adapter.
Elles poursuivent leur développement prudent et la conquête de parts de marché en respectant deux objectifs majeurs : assurer une forte rentabilité en maîtrisant les risques, et renforcer la contribution des activités de services, en concentrant leur attention sur la qualité des relations avec leurs clients.

## Trois centres commerciaux développés et gérés par la Ségécé, primés

Val d'Europe et Courier, tous deux primés l'an dernier à l'International Council of Shopping Centers, ont chacun gagné un prix au concours International Design and Development Awards 2003 organisé aux États-Unis. Val d'Europe a remporté un Design Award et Courier un Merit Certificate dans la catégorie Innovative Design. Le centre commercial Les Passages de l'Hôtel de Ville, à Boulogne-Billancourt, a reçu le 1er prix dans la catégorie "New Small Centers" aux European Awards de l'ICSC.

**Patrimoine géré par le groupe au 1er janvier 2004**


N° 1 en Belgique
17 centres gérés
360 baux
273 000 m²
N° 1 en France
153 centres gérés
5 200 baux
1,2 million m²
Portugal
5 centres gérés
300 baux
75 600 m²
N° 1 en Espagne
37 centres gérés
3 000 baux
304 500 m²
N° 1 en Italie
57 centres gérés
République tchèque
1 centre géré
160 baux
38 000 m²
Slovaquie
1 centre géré
40 baux
12 300 m²
Croatie
3 centres gérés
14 baux
16 400 m²

- 9 pays
- 328 centres commerciaux gérés
- 11 000 baux

# Immobilier

En 2003, le logement affiche toujours une dynamique record en France, porté par l'habitat collectif, véritable locomotive du secteur. Dans les bureaux, si les loyers baissent de façon modérée, le volume d'investissement devrait égaler celui de 2002 (10 milliards d'euros) démontrant ainsi l'intérêt des clients français et internationaux pour l'Ile-de-France. Quant aux centres commerciaux, leur attractivité ne fléchit pas, même dans un contexte de consommation des ménages moins vigoureux.



## 15 juin 2003 Meunier implose la tour Corosa, à Rueil-Malmaison

Une tour de 15 étages s'effondrant sur elle-même en 4 secondes, le procédé est impressionnant. Malgré l'évacuation des riverains pendant quelques heures, cette implosion fut plus respectueuse de l'environnement et moins gênante pour le voisinage qu'une démolition traditionnelle qui aurait duré près de cinq mois.

À la place, Meunier construit actuellement un immeuble qui s'intègrera mieux au site. Ses élégantes façades de pierre et de verre conçues par les architectes du cabinet Boisseson-Dumas-Vilmorin et par Jacques Haour s'accompagnent d'un parc public de 3 000 m².

Klépierre, avec près de 317 centres gérés par la Ségécé et ses filiales locales, confirme par l'évolution de son chiffre d'affaires la stratégie initiée depuis trois ans et dispose d'un important potentiel de croissance sur les marchés les plus porteurs de la zone euro au travers d'une capacité unique de développeur et de gestionnaire. Son patrimoine représentait à fin juin une valeur de 4,6 milliards d'euros, la part des bureaux étant ramenée par la poursuite des arbitrages (176 millions d'euros en 2003) et des nouveaux investissements en centres commerciaux en Europe (585 millions d'euros) à près de 20 %. Avec l'adoption du statut SIIC, Klépierre poursuit sa politique en direction des actionnaires et le titre enregistre une progression annelle de 10,8 %.

3e promoteur français, Meunier, au travers d'une quinzaine de filiales spécialisées par métier et secteur géographique, continue son développement avec 140 000 m² placés en bureaux et 2 000 logements lancés (60 % en Ile-de-France et 40 % sur Paca et Rhône-Alpes). Ce rééquilibrage géographique réussi s'est réalisé par l'acquisition de Faure, promoteur présent à Lyon, à Grenoble et à Annecy, et FGIP sur la région Provence-Alpes-Côtes d'Azur.

## La Direction des Services Immobiliers développe une activité complémentaire : la vente "par appartement" d'immeubles anciens

Présent dans tous les métiers de l'immobilier, le groupe Meunier s'est lancé dans une nouvelle activité, complémentaire à la promotion et à l'administration de biens. Cette nouvelle activité fait appel aux synergies des sociétés de cet ensemble. Meunier et BNP Paribas Immobilier financent. Astrim pilote les travaux éventuels, Gérer monte l'opération et vend les appartements en s'appuyant sur le dispositif commercial des Espaces Immobiliers.
Au 31 décembre 2003, quatre opérations étaient en cours, pour un total de plus de 260 logements.


69

une no[illegible]e

s téléco[illegible]tions

**Nobuo HORI**
Relations publiques internationales
NTT DoCoMo – Client de BNP Paribas - Tokyo

Cela fait des années que l'on entend parler du téléphone mobile de troisième génération (3G), ce petit miracle de technologie censé [illegible] les fonctionnalités et faire passer les portables actuels pour d'aimables jouets à envoyer d'urgence au musée des télécoms. Globalement, à quelques innovations près, on l'attend toujours. Sauf au Japon, où NTT DoCoMo, premier opérateur de téléphonie mobile du pays, a lancé FOMA*, une palette de services 3G qui ne ressemble à rien d'existant. "FOMA marque le début d'une ère nouvelle dans les télécommunications." Première innovation, et de taille : on peut désormais parler face-à-face avec son correspondant, à travers l'écran du portable. On peut même s'organiser une soirée entre amis en un seul coup de fil, puisqu'il est possible d'appeler – et de voir ! – jusqu'à huit personnes en même temps. Deuxième avancée : un accès puissant et direct à l'Internet, permettant de visionner de la vidéo dans d'excellentes conditions, de recevoir et d'envoyer des e-mails, et de consulter les sites de son choix. Enfin, FOMA transforme votre téléphone portable en véritable appareil photo ou en mini-caméra numérique. Et, bien entendu, "photos et films peuvent être envoyés instantanément à un autre téléphone portable ou à un ordinateur". Une fonction qui existe déjà chez d'autres opérateurs à travers le monde, mais que la technologie de troisième génération a perfectionnée.

*FOMA est une marque déposée de NTT DoCoMo Inc. au Japon et dans d'autres pays. Les services de NTT DoCoMo ne sont disponibles qu'aux abonnés au Japon.

## Cardif aux États-Unis et en Russie

Aux États-Unis, Cardif a acquis la compagnie d'assurance-vie Famli (Financial American Life Insurance). Spécialisée en assurance des emprunteurs (ADE), Famli servira de base de développement à cette activité et permettra de proposer des produits d'assurance à la clientèle de BancWest, filiale à 100 % de BNP Paribas établie dans l'ouest des États-Unis (5e banque de détail de Californie).
En Russie, Cardif a noué un partenariat avec la Russian Standard Bank, établissement spécialisé dans le crédit à la consommation, et pris une participation de 25 % dans sa nouvelle filiale, Russian Standard Insurance.

## Certification Qualité

BNP Paribas Assurance a reçu de l'Afaq le certificat ISO 9001 version 2000 pour l'ensemble de ses activités françaises d'assurance-vie et dommages.
Le périmètre de certification, qui implique 1400 collaborateurs, comprend :

- la totalité du processus allant de la conception jusqu'à la gestion administrative et financière des produits d'épargne et de prévoyance, individuels et collectifs, pour les particuliers et les entreprises ;
- les prestations d'assurances dommages (IARD), hors sinistres ;
- les fonctions dites "transversales" de BNP Paribas Assurance.

# BNP Paribas Assurance

Après un premier semestre au cours duquel les fluctuations des marchés financiers n'ont pas permis de renouer avec la confiance des épargnants, les améliorations du contexte économique enregistrées à partir de l'été ont très favorablement dynamisé la collecte de BNP Paribas Assurance.

Sur l'année, avec 9,3 milliards d'euros de primes collectées, BNP Paribas Assurance voit son activité progresser de 12 % par rapport à 2002.

Tous les domaines d'activité connaissent un rebond significatif en 2003.

En France, les primes collectées en épargne individuelle s'élèvent à 5,9 milliards d'euros, en progression de 8 % par rapport à 2002.

L'activité d'épargne collective, avec les entreprises, a connu une forte progression de 73 % à 480 millions d'euros. Les liens commerciaux entre BNP Paribas Assurance, la Banque de Détail et les activités d'épargne salariale ont été resserrés.

En prévoyance, l'activité à périmètre constant est en progression de 12 % à 590 millions d'euros et bénéficie de la modernisation de la gamme de produits individuels distribués par la Banque de Détail de BNP Paribas ainsi que du lancement de la prévoyance dans le réseau Cardif.

En assurance dommages, l'accent a été mis sur la commercialisation du contrat multirisque habitation (progression de 19 % des affaires produites en 2003) et sur la préparation d'une nouvelle offre d'assurance automobile.

À l'étranger, les primes collectées en épargne s'élèvent à 867 millions d'euros, en progression de 10 %. Cette activité a enregistré de nouveaux lancements, en particulier en Corée du Sud, pays dans lequel le marché s'est ouvert à la bancassurance en septembre 2003. Le rythme de développement de l'activité de prévoyance reste élevé (+ 23 %, 1,4 milliard d'euros) et conforme aux objectifs de BNP Paribas Assurance.

Cardif s'est implantée dans 2 pays supplémentaires : les États-Unis et la Russie, et a commencé à collecter des primes en Hongrie.

2003 est également l'année de la création de BNP Paribas Assurance, holding qui rassemble désormais l'ensemble des activités d'assurance de BNP Paribas, en France et à l'international.



BNP Paribas Marché Saint-Honoré - Paris



ou "Commended" dans neuf pays européens dans l'enquête annuelle du magazine *Global Custodian*. Enfin, la qualité du réseau de banque sous-dépositaire a été récompensée par le magazine *GSCS Benchmarks*, avec l'obtention de nouveau des prix de "Meilleur réseau global" et "Meilleur réseau pour les marchés émergents".

La marque BNP Paribas Securities Services, supportée par des valeurs centrées sur le client : excellence, respect, innovation, esprit d'équipe, fun, fédère près de 3 100 collaborateurs spécialisés, présents dans 16 pays et dédiés à la création de solutions spécifiques à forte valeur ajoutée pour ses clients. C'est dans cet esprit professionnel, dynamique et international que BNP Paribas Securities Services aborde avec ambition l'année 2004 avec pour objectif la poursuite de son développement.

## "Super" contrat en Nouvelle-Zélande

En octobre, le New Zealand Superannuation Fund (NZ Super), fonds de pension public créé par le gouvernement afin d'apporter un complément de retraite à tous les Néo-Zélandais, a choisi BNP Paribas Securities Services comme conservateur et administrateur des actifs du fonds. Ce mandat hautement significatif est intervenu quelques mois seulement après la relance de l'activité ex-Cogent en Australasie sous la marque BNP Paribas. Cette réussite souligne l'intérêt de BNP Paribas Securities Services pour la région et particulièrement pour la Nouvelle-Zélande où il est l'un des rares acteurs à conserver une présence locale.

## Support d'Axa dans son acquisition de Mony

En septembre, le géant de l'assurance Axa a annoncé son intention d'acquérir le groupe américain Mony, spécialisé dans l'assurance-vie. Financé par une émission d'obligations remboursables en actions Axa, BNP Paribas Securities Services a assisté Axa dans cette importante acquisition en agissant en qualité d'agent centralisateur en France et en assurant la gestion des ordres de souscriptions en provenance des actionnaires d'Axa.



Comme l'ensemble de la profession, BNP Paribas Securities Services n'a pas été épargné par l'évolution des marchés financiers. Dans ce contexte difficile, l'accent a été mis sur la rationalisation des ressources et des coûts tout en maintenant un haut niveau d'investissement en matière de système d'information et d'opérations pour continuer d'assurer un service de haute qualité aux meilleurs standards de l'industrie.

En tant qu'acteur de référence dans ses métiers et dans la lignée des années précédentes, la qualité des services et l'innovation produits de BNP Paribas Securities Services ont été distinguées par l'industrie des titres en 2003. Notons, parmi ces distinctions, le prix de "Meilleur conservateur régional en Europe" par le magazine *Global Investor* pour la quatrième année consécutive et les opérations de conservation domestiques qui ont été "Top Rated"

## Avancée significative sur le marché des fonds de pension allemands

Le plus important fonds de pension allemand, Bayerische Versorgungskammer, a retenu BNP Paribas Securities Services comme *conservateur global, administrateur de fonds,* fournisseur de mesure de performance, mais aussi comme banque assumant la fonction dépositaire. Au cours de l'année, six autres mandats de conservation globale signés avec des fonds de pension ont été remportés, positionnant BNP Paribas comme un fournisseur de services incontournable dans ce marché.

# BNP Paribas Securities Services



BNP Paribas Londres



Dans un environnement économique et financier toujours difficile, BNP Paribas Securities Services s'est mobilisé au cours de l'année 2003 sur la poursuite du développement de son offre produits, l'intégration de Cogent acquis en septembre 2002, et l'optimisation de ses ressources et de ses coûts.

Ainsi, parmi les développements en terme d'offre produits, notons la mise en œuvre d'une offre complète de services à destination des fonds de pension allemands qui a permis à BNP Paribas Securities Services de réaliser une percée importante sur ce marché à fort potentiel avec le gain de nombreux mandats, le lancement d'un nouveau service de clearing permettant à ses clients depuis Francfort un accès facilité aux marchés hongrois et polonais ou encore le vote par Internet lors des Assemblées Générales.

La réussite de l'intégration de Cogent a été un élément clé de l'année 2003. Cette intégration s'est faite conformément à un plan d'action ambitieux, notamment en terme de calendrier. La gestion de ce projet témoigne du dynamisme, de la compétence et du savoir-faire des équipes de BNP Paribas Securities Services pour assurer le développement de ses activités et la capacité de tirer profit des expertises et compétences combinées des deux organisations.
Ainsi, les premiers fruits de cette intégration ont pu être récoltés lors du lancement d'une offre Global Custody associée aux offres Forex et Cash Management au Royaume-Uni, permettant ainsi la réalisation des premières synergies de revenus.

# L'Institution publique de Sécurité sociale du Koweït





**Fahad AL-RAJAAN,**
Directeur Général de l'Institution publique de Sécurité sociale (IPSS)
**IPSS - Client de BNP Paribas - Bahreïn**

Parlez à un Koweïtien du "trou de la Sécurité sociale", et vous le verrez certainement ouvrir de grands yeux interrogateurs. Car dans ce petit émirat arabe de quelque deux millions d'habitants, la "Sécu" n'est pas une administration occupée à combler chaque année son déficit à coups de réformes, mais une institution florissante, certes rattachée au gouvernement mais indépendante dans ses décisions et bâtie sur le modèle d'une entreprise privée. La Sécurité sociale koweïtienne fonctionne comme un gigantesque fonds d'investissement, qui fait fructifier les cotisations versées par les salariés, les employeurs et l'État. Un État très généreux avec ses citoyens, puisqu'il prend à sa charge une partie des cotisations sociales. "Quand le système a été créé, en 1977, on a calculé qu'il ne pourrait fonctionner qu'avec une contribution mensuelle équivalente à 25 % du salaire de chaque travailleur. Le gouvernement a décidé que les salariés verseraient 5 %, les employeurs 10 %, et l'État les 10 % restants." Une décision rendue possible par l'excellente santé [illegible] de l'émirat. Aujourd'hui, le système koweïtien est envié par de nombreuses nations. Le régime protège tous les salariés


BNP PARIBAS ASSET MANAGEMENT
Parvest Europe Opportunities:
*adapts to all market conditions*
Ice
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fig.1
fig.2
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Son expertise de la gestion fondamentale et quantitative couvre les principales classes d'actifs : actions européennes et internationales, taux euro et internationaux, trésorerie euro, gestion diversifiée.

Dans la gestion alternative et structurée, l'organisation de BNP Paribas Asset Management conjugue les savoir-faire d'un pôle spécifique et de partenariats très spécialisés pour la gestion du risque de change avec Overlay Asset Management, la multigestion alternative avec BNP Paribas Fauchier Partners et la gestion de Hedge Funds avec l'intégration de Cooper Neff Advisors en 2003.

BNP Paribas Asset Management a, par ailleurs, poursuivi son implantation sur les marchés émergents. En développant un savoir-faire local de gestion et de distribution, BNP Paribas Asset Management se prépare à tirer pleinement profit de la croissance future de ces marchés et offre ainsi de nouvelles opportunités d'investissements à ses clients. C'est dans cette perspective qu'une société de gestion a été créée fin 2003 en Chine.

## BNP Paribas Asset Management, n° 1 français de l'investissement responsable et durable

Avec plus de 1 milliard d'euros d'actifs gérés à fin décembre 2003 *(source : Europerformance)*, BNP Paribas Asset Management a confirmé en 2003 son engagement dans l'investissement responsable et durable en intégrant les enjeux du développement durable dans son analyse des entreprises. Elle propose désormais une gamme complète de fonds adaptée aux besoins des particuliers, entreprises et institutionnels.

## BNP Paribas Épargne Entreprise

À fin 2003, avec 6,583 milliards d'euros d'encours gérés en FCPE, BNP Paribas Épargne Entreprise confirme sa position de leader sur le marché de l'épargne salariale. Agréé "établissement teneur de comptes et conservateur", BNP Paribas Épargne Entreprise est, depuis le 12 décembre 2003, certifié ISO 9001 (version 2000) pour l'ensemble de son activité de tenue de compte, conservation, réception et transmission d'ordres pour compte de tiers en épargne salariale.




BNP Paribas Lisbonne

# BNP Paribas Asset Management

Dans un environnement 2003 difficile pour le métier de la Gestion d'Actifs, BNP Paribas Asset Management a poursuivi son développement dans des activités pour lesquelles elle dispose d'atouts significatifs liés à sa taille, à son savoir-faire, à son expérience et à la diversification de ses revenus.

## BNP Paribas Asset Management obtient la note "aa+"

L'agence internationale de notation Fitch Ratings a relevé à "aa+" la note de BNP Paribas Asset Management pour ses activités globales de gestion basées à Paris, Londres et Hong Kong. Le relèvement de la note reflète la solidité de l'organisation de la société, le renforcement de son dispositif de contrôle des risques et l'optimisation du traitement des opérations.
Cette note intègre pour la première fois l'expertise de gestion obligataire internationale (hors Europe) de Fischer Francis Trees & Watts (FFTW), dont la majorité du capital est détenue par le groupe BNP Paribas.

## À la conquête de la Chine

Fin décembre, BNP Paribas Asset Management et Shenyin & Wanguo, une des premières maisons de titres en Chine, ont reçu l'autorisation des autorités chinoises de créer conjointement une société de gestion de fonds. Cette dernière a pour mission d'offrir aux investisseurs chinois des produits de gestion traditionnelle, des produits structurés et un service de première qualité, contribuant ainsi au développement des activités de Gestion d'Actifs en Chine.


BNP PARIBAS
BNP PARIBAS

BNP Paribas Pékin


Soitec
300 mm UNIBOND®
Smart Cut® SOI wafer

André-Jacques AUBERTON-HERVÉ
Président-Directeur Général
Jean-Michel LAMURE
Directeur Général Délégué
Soitec – Client de BNP Paribas – Grenoble

Observez bien votre dernier ordinateur portable... Vous constaterez qu'il est plus petit que le précédent, que son autonomie est encore plus grande et qu'il est plus rapide. Cette prouesse technologique, vous la devez en partie à Soitec, une entreprise française basée à Grenoble et implantée aux États-Unis, au Japon, à Taïwan, en Chine et en Corée. Ses fondateurs, issus du Commissariat à l'Énergie Atomique (CEA), ont inventé et breveté le "Smart Cut", une technique révolutionnaire pour fabriquer le SOI, le *Silicon On Insulator* (silicium sur isolant). Trois lettres pour un procédé révolutionnaire : introduire une couche isolante dans les plaques de silicium servant de matériau de base à la fabrication des composants électroniques, et les rendre ainsi moins gourmands en énergie et plus rapides. Donc plus petits. Les appareils et procédés sans fil sont concernés au premier chef : ordinateurs portables, téléphones mobiles, Wi-Fi... "Le SOI permet de les utiliser plus longtemps, sans avoir à les recharger." Les appareils fixes, comme les consoles de jeux, y trouvent aussi leur compte, en gagnant en rapidité. Tout comme, dans un tout autre domaine, les Airbag ou les systèmes de freinage des nouvelles générations d'automobiles. Mais le SOI équipe aussi... le corps humain, avec des pacemakers de plus en plus miniaturisés. En attendant, demain, de nouvelles applications médicales ou biotechnologiques. "Certains parlent de microprocesseurs que nous allons porter sur nous et qui vont réguler la température de notre corps."





# Soit
## La rév
## puces sa


Ich will mehr rausholen!
4 for you - Tagesgeld mit 4% Zinsen. Keine Depotgebühren. Kostenloser Depotwechsel. Keine Kontogebühren.
Cortal Consors
Soviel wie bei "4 for you" ist selten für Sie drin. Angenommen, Sie eröffnen bei uns ein Depot mit einem Volumen von mindestens 4.000 Euro. Dann bekommen Sie satte 4% Zinsen auf die ersten 10.000 Euro Tagesgeld – vom 1.1.2004 bis zum 31.12. Sonst gibt es über 4 for you fast nichts zu sagen: Keine Depotgebühren. Keine Kontogebühren und wenn Sie mit ihrem bestehenden Depot zu uns kommen, fallen auch die Gebühren für den Depotwechsel weg. Warum wir das tun? Weil man als neue Bank bessere Ideen braucht, und weil wir wollen, dass jeder die Chancen nutzen kann, die Europa bietet. Auch Sie.
Ja. 4% for me. Da greife ich zu.
Schicken Sie mir kostenlos und unverbindlich alle Informationen und Unterlagen über 4 for me, den lohnenden Einstieg zu Cortal Consors
So geht's ganz einfach: Coupon ausfüllen und an uns schicken oder faxen
Cortal Consors Postfach 1743 90006 Nürnberg Freefax 0800 / 25 25 450
So geht's viel schneller: Per Internet oder Express Hotline
www.cortalconsors.de 01802 / 66 76 77 Hier können Sie 4 for you auch sofort eröffnen
Name
Straße
PLZ Ort
Telefon/ E-Mail


Mehr rausholen!
4 for you = Tagesgeld mit 4% Zinsen und kostenloser Depotwechsel!
Cortal Consors
So viel wie bei „4 for you" ist selten für Sie drin. Angenommen, Sie eröffnen bei uns ein Depot mit einem Volumen von mindestens 4.000 Euro. Dann bekommen Sie 4% Zinsen p. a. auf die ersten 10.000 Euro Tagesgeld – vom 1.1.2004 bis zum 31.12.2004. Sonst gibt es über „4 for you" fast nichts zu sagen: Wenn Sie mit Ihrem bestehenden Depot zu uns kommen, fallen sogar die Gebühren für den Depotwechsel weg. Warum wir das tun? Weil man als neue Bank bessere Ideen braucht, und weil wir wollen, dass jeder die Chancen nutzen kann, die Europa bietet. Auch Sie.
Ja. 4% for me. Da greife ich zu.
Schicken Sie mir kostenlos und unverbindlich alle Informationen und Unterlagen über „4 for you", den lohnenden Einstieg zu Cortal Consors
So geht's ganz einfach: Coupon ausfüllen und an uns schicken oder faxen
Cortal Consors Postfach 1743 90006 Nürnberg Freefax 0800 / 25 25 450
Hier können Sie „4 for you" auch sofort eröffnen: per Internet oder Express Hotline
www.cortalconsors.de 01802 / 66 76 77
Name
Straße
PLZ Ort
Telefon
E-Mail

## Lancement de l'outil Active Trader en France

Cet outil déjà distribué en Allemagne depuis 2001 a été adapté au marché français. Plus de 4 000 clients l'ont utilisé en 2003. Cette plate-forme est spécialement conçue pour les traders actifs, elle représentait d'ores et déjà 15 % des ordres transmis au marché par la clientèle de Cortal Consors France en fin d'année.

## Forte hausse de la collecte épargne en Italie

Au cours de l'année 2003, Cortal Consors Italie a continué à densifier son réseau de conseillers financiers indépendants. Grâce à la percée de la gestion sous mandat de fonds, la collecte annuelle de plus de 150 millions d'euros a représenté plus de 60 % des encours gérés fin 2002.

## Développement de l'activité B to B

En 2003, l'encours B to B de Cortal Consors a augmenté de près de 50 %, grâce notamment à l'intégration des 25 000 comptes titres d'Axa Banque en France.

# Cortal Consors

## De nouveaux placements et services permettent aux épargnants de profiter pleinement d'opportunités d'investissement en Europe

Le processus de fusion a été achevé fin 2003. Il a donné naissance à une entreprise véritablement européenne, dotée d'un comité exécutif franco-allemand et aujourd'hui implantée en Allemagne, France, Espagne, Belgique, au Luxembourg et en Italie. Pour cumuler la notoriété acquise par les deux enseignes Cortal et Consors sur leurs marchés domestiques respectifs, les deux noms ont été associés dans sa marque, dotée d'une identité visuelle nouvelle et originale dans le secteur bancaire. À cette même occasion, Cortal Consors a adopté une nouvelle signature :
" Vous offrir le meilleur de l'Europe des placements ".

Fin 2003, le total des encours gérés s'élève à 13,7 milliards d'euros et progresse de 24 % comparé à l'année précédente.

## Succès du courtage sur les marchés de gré à gré (OTC) en Allemagne

Grâce à la rapidité des transactions, la réduction des frais et la qualité des cotations, près de 40 % des ordres ont été exécutés sous cette forme en 2003, soit une hausse de 136 % en nombre par rapport à 2002.



## Lancement européen de la nouvelle marque Cortal Consors

**La main signifie donner, recevoir, agir et produire. Elle symbolise la proximité et le conseil dont Cortal Consors souhaite faire bénéficier ses clients. La métaphore de l'arbre et ses feuilles symbolise le développement et la fructification.**

Cortal Consors

## Filialisation et intégration de la Banque Privée en Asie

La Banque Privée a achevé en 2003 son programme de filialisation et d'intégration de ses activités de Hong Kong et de Singapour. L'ensemble de la clientèle asiatique et les conseillers de patrimoine disposent ainsi d'une offre produit unique et innovante et d'une plate-forme de traitement d'opérations dédiée et performante. BNP Paribas est aujourd'hui la 6e banque privée sur la zone Asie hors Japon *(source : étude BCG, 2003).*



BNP Paribas Tokyo

# Banque Privée

Dans un contexte économique et financier très incertain tout au long de l'année 2003, les équipes Banque Privée de BNP Paribas ont poursuivi un dialogue étroit avec leurs clients pour les conseiller et leur proposer des produits adaptés à leurs attentes, avec en particulier une gamme complète de produits structurés offrant des protections partielles ou totales du capital, et une large palette de fonds de Hedge Funds.

Parallèlement, la gestion sous mandats a été enrichie dans le cadre du lancement à l'international de la Convention Patrimoniale, offrant aux clients un accès plus large aux conseils des spécialistes de la banque, qu'il s'agisse d'ingénierie ou de produits financiers, et une offre de mandats de gestion intégrant de nouvelles classes d'actifs.

Dans un souci constant d'amélioration de la qualité de service et pour continuer de réduire ses coûts, la Banque Privée a poursuivi sa politique de rationalisation de ses structures à l'international par le biais de fusions, et d'optimisation de ses opérations par

## Développement d'une offre spécifique entrepreneurs

Pour répondre aux multiples attentes des entrepreneurs en vue de la cession de leur entreprise, BNP Paribas Banque Privée a développé une offre complète en terme de structuration et d'optimisation patrimoniale et en terme d'offre de gestion tant en France qu'à l'international. Cette approche réalisée en synergie avec les équipes entreprises de BNP Paribas permet de mieux servir les intérêts des clients et représente une source de développement importante pour la Banque Privée dans les années à venir.



# Banque Privée d'Actifs



## Gestion Institutionnelle et Privée

## Assurance

## Métier Titres

BNP-Paribas Shangaï


Gestion





# commerce équitable

## N'DEM



# Un modèle économique qui commence à porter ses fruits



Annie BURLURAUX
Vice-présidente de l'Association Thiérachienne pour la Promotion du Commerce Équitable
Mme Burluraux - Cliente de BNP Paribas - Hirson

Une délicieuse tasse de café peut prendre un goût singulièrement amer lorsque l'on découvre que son producteur colombien ou kényan vit largement sous le seuil de pauvreté et doit faire travailler ses enfants pour y arriver. Les associations de promotion du commerce équitable travaillent depuis une trentaine d'années au rééquilibrage des rapports entre consommateurs et producteurs. Celle dans laquelle travaille bénévolement Annie Burluraux et qui n'est rattachée à aucun courant politique a pour vocation de sensibiliser les scolaires et les étudiants aux conditions de vie des petits producteurs du Sud.

Et l'action de ces associations commence enfin à porter ses fruits. "Le chiffre d'affaires des produits labellisés (Max Havelaar, Oxfam…) a augmenté de [illegible] % entre 2001 et 2002. Et en 2003, environ 3 500 magasins en Europe proposaient du café labellisé, contre 450 quatre ans plus tôt." Le commerce équitable veut permettre "aux producteurs de matières premières agricoles de l'hémisphère Sud de ne plus dépendre d'intermédiaires trop puissants", qui achètent à très bas prix. Le système se veut gagnant pour tout le monde. Les producteurs, organisés en coopératives, sont payés de 50 à 100 % plus cher que par le circuit économique classique – la moitié est versée à la commande et le reste à la livraison, pour éviter d'avoir recours au crédit. En échange, ils s'engagent à avoir une production qui respecte l'environnement, à ne pas faire


MOZAIC
@
COMPOSEZ LIBREMENT
VOTRE COMPTE


Esprit Jeune
Une Découverte gratuite
de la banque jusqu'à 25 ans
A chaque âge
son style de vie ...
Esprit Jeune Esprit Jeune Esprit Jeune
BNP PARIBAS
BNP PARIBAS NOUVELLE CALEDONIE


BNP Paribas Bamako



jugées non stratégiques : CBON en Namibie, BNPNedbank au Malawi et le portefeuille commercial de Boundary Financing en Afrique du Sud.

En Égypte, dans un environnement marqué par la dévaluation prononcée de la livre, BNP Paribas a renforcé sa participation dans sa filiale BNP Paribas Le Caire, en souscrivant à une importante augmentation de capital.
La banque s'est engagée dans un programme de développement accéléré de son activité commerciale qui se traduira par une extension du réseau d'agences.
Dans le Golfe, BNP Paribas a poursuivi ses investissements afin de constituer à Bahreïn une plate-forme régionale de back-offices au service des quatre succursales du groupe dans la région (Bahreïn, Abu Dhabi, Dubaï, Qatar).
Par ailleurs, l'ensemble des sites BNP Paribas du Moyen-Orient dispose, depuis le début de l'année 2003, du système informatique international de la Banque de Détail. Cela a permis d'accélérer le lancement de produits bancaires. Un effort particulier a été mené pour renforcer l'offre commerciale à destination de la clientèle des particuliers.

Dans les Dom-Tom, l'enrichissement de l'offre commerciale se poursuit avec le renforcement de l'offre de banque à distance. La Guadeloupe, la Martinique et la Guyane s'intègrent désormais dans le dispositif bnpparibas.net du groupe, prochainement étendu à la Réunion et à la Nouvelle-Calédonie. Par ailleurs, plusieurs produits d'épargne sophistiqués ont été commercialisés avec succès. C'est le cas de Garantie Top 18, un OPCVM de 18 mois destiné aux entreprises et aux associations, et de Goliath, un fonds de placement à capital garanti dont la collecte a dépassé les 26 millions d'euros en un mois et demi.


CAPITALIS BICIA B
Votre Plan d'Epargne Famille
Parce que votre avenir est Capital
Assurez-le
BICIA-B

## 30e anniversaire de la BICIA-B

En novembre 2003, la BICIA-B, Banque Internationale pour le Commerce, l'Industrie et l'Agriculture du Burkina, a fêté ses 30 ans. Au fil des ans, elle s'est imposée comme l'une des premières banques à réseau du pays et comme la banque de l'innovation bancaire : poste banque, introduction de la première carte bancaire, déploiement de 17 guichets automatiques de banque gérés en réseau, lancement en 2003 du www.biciabnet.net, la 1re banque en ligne du pays. Aujourd'hui, la BICIA-B est la première banque du Burkina en total de bilan et produit l'un des meilleurs résultats de l'économie burkinabé. Ses dirigeants ont pour volonté de continuer à apporter un soutien actif et concret à un environnement propice aux affaires dont les bénéficiaires sont les clients,



BNP Paribas Dakar


Provisio
Vous achetez
BNP PARIBAS

# Marchés Émergents et Outre-Mer (MEO)

En 2003, la Banque de Détail dans les MEO a poursuivi son développement dans les 4 zones où elle est implantée.

C'est en particulier le cas au Maghreb où la croissance organique des réseaux a conduit à l'ouverture de 15 agences et de 35 guichets automatiques de banque au Maroc, en Tunisie et en Algérie. Dans cette zone, l'innovation est au cœur de la politique commerciale. Ainsi, au Maroc et en Tunisie, la gamme de produits s'est élargie avec le déploiement réussi de Connexis Trade, solution Internet pour le traitement des opérations de commerce international et, au Maroc, le démarrage de la centralisation automatisée de trésorerie. De même, après le Maroc, les filiales du groupe en Algérie et en Tunisie commercialisent désormais une offre Internet pour la gestion de comptes. Enfin, une solution de crédit revolving (Provisio) est proposée aux particuliers en Tunisie.

En Afrique également, l'accent a été mis sur le lancement de nouveaux produits, malgré une conjoncture globalement peu favorable : en témoignent les lancements réussis du Plan d'épargne études en Guinée, d'une offre assurance-vie, Assuria, et d'un produit packagé, Festival, en Côte d'Ivoire. Par ailleurs, en Afrique australe, BNP Paribas a cédé ses positions





# Life Church

## Marketing religieux : un succès




Life Church

[redacted]
Directeur Gé[redacted]
Life Church - Client de Bank of the West

À Okla[redacted]
pour[redacted]
quand il pensa[redacted]
concerts. "Vus de de[redacted]
l'inte[redacted]
librairie ou[redacted]
évangéli[redacted]
vers[redacted]
fréque[redacted]
les adole[redacted]
Life Church[redacted]
La liturgie et le[redacted]
concert de m[redacted]
[redacted] et projec[redacted]
[redacted]


Your Financial
Success Is What
We're All About

BNP Paribas San Francisco (Bank of the West)

## BancWest

Les politiques mises en œuvre par les autorités américaines, en particulier en matière de déficit budgétaire, fiscalité, change et taux d'intérêt, se sont traduites par une amélioration progressive de l'environnement économique, plus marquée à partir de l'été 2003 ; en témoignent le taux de croissance du PIB, la reconstitution des stocks et la reprise des investissements des entreprises ainsi que les premiers signes d'un recul du chômage.

Dans cet environnement, et après avoir achevé fin 2002 l'intégration de l'UCB (United California Bank), BancWest a poursuivi son développement dans l'Ouest et à Hawaii. Au 31 décembre 2003, le total des dépôts a atteint 26,4 milliards de dollars, en progression de 7,5 % ; les encours de crédit à la clientèle ont progressé de 6,3 %, à 25,8 milliards de dollars, les plus fortes croissances ayant été enregistrées dans les activités de prêts aux particuliers qu'elles soient générées localement par le réseau d'agences ou au niveau national par les créneaux spécialisés (véhicules de loisirs, bateaux, etc.) dans lesquels Bank of the West a de nouveau renforcé ses positions.

Le 15 mars 2004, BancWest a signé un accord en vue d'acquérir Community First Bankshares, banque dont le siège social est établi à Fargo (Dakota du Nord) et qui dispose d'un réseau de 155 agences réparties sur 12 États, principalement dans l'ouest des États-Unis, avec une présence particulièrement forte dans le Colorado, le Wyoming, le Minnesota et le Dakota du Nord. Community First, dont le total de bilan s'élève à 5,5 milliards de dollars, gère 4,5 milliards de dollars de dépôts et a dégagé un résultat net de 75 millions de dollars en 2003. Cette opération, d'un montant de 1,2 milliard de dollars, est soumise à l'Assemblée Générale des actionnaires de Community First ainsi qu'à l'approbation des autorités réglementaires et boursières américaines. Elle permettra d'accroître significativement la présence de BancWest dans l'Ouest américain : avec plus de 500 agences dans 17 États, BancWest deviendrait la 7e banque de cette région à fort potentiel





# du Maroc

CHAIBI

Un pays est plus riche – humainement, socialement et économiquement – si tous ses habitants peuvent participer à son développement. Mais comment se sentir pleinement intégré à une société quand on ne sait ni lire ni écrire ? Au Maroc, l'analphabétisme frappe un homme sur deux. Et huit femmes sur dix. C'est pour elles que la société Ciments du Maroc a décidé de s'investir prioritairement, considérant qu' "une femme éduquée, c'est une famille éduquée, puis une génération entière éduquée. D'autre part, les femmes, sérieuses et intuitives, apportent plus de soin et de ponctualité dans leurs diverses tâches". Le groupe (très solidement implanté au Maroc) a ainsi construit une école d'alphabétisation pour les employées de sa cimenterie d'Agadir, et équipe plusieurs foyers de femmes en milieu rural (à Ighoud, Had Hrara…), combinant cours d'écriture et de lecture, et apprentissage d'un métier. "Il est prévu d'étendre ces programmes à d'autres communes dans les régions où nous sommes implantés." Ciments du Maroc finance également quatre écoles mixtes pour enfants à travers le pays et verse des aides, en argent


Ciments
Un engagement exemplaire
en faveur de la femme



## Les services Artegy

- Location longue durée "full service" pour les véhicules industriels :
  - conception en commun du véhicule, suivi de sa fabrication et de sa livraison ;
  - suivi des contrôles techniques ;
  - suivi de son entretien et des pneumatiques.
- Gestion de flottes
- Rachat du parc en place
- Recommercialisation des véhicules d'occasion

En 2003, la conjoncture a contraint les entreprises à gagner encore en efficacité dans tous les domaines de la production et de la distribution. Dans ce contexte, la formule novatrice d'Artegy, qui propose une palette de services assurés par un réseau externe de spécialistes, continue de séduire de nouveaux clients soucieux d'optimiser leur fonction transport sur les plans opérationnel, financier et comptable.
À fin 2003, Artegy gère 7 200 véhicules industriels et a consenti des investissements importants en vue de son déploiement à l'international.



Dans un marché de l'informatique encore en repli en 2003, Arius a poursuivi la croissance de son offre de gestion de parcs informatiques ; l'activité s'est orientée vers des services à plus forte valeur ajoutée, et les synergies commerciales avec le réseau BDDF ont été poursuivies.



## Les services Arius

- Conseil, audit et conception du système d'information
- Fourniture et intégration de solutions multienvironnements, création et fourniture de solutions X-net
- Prestations techniques, mise en œuvre de solutions et prestations d'accompagnement
- Solutions locatives
- Gestion de parc informatique
- Recommercialisation des matériels



BNP Paribas Londres

### Les services Arval PHH

- Achat et financement de véhicules légers sous forme de location longue durée
- Conseil en matière de "politique automobile"
- Gestion de l'entretien des véhicules, avec des formules à prix forfaités ou en coûts réels
- Gestion de l'assistance et des véhicules de remplacement
- Gestion de l'assurance et notamment le traitement des sinistres
- Gestion des cartes carburant
- Reporting de gestion de parc
- Aide à la revente d'un parc de véhicules
- Rachat du parc en place

# Métier Location avec services

Le marché européen de la location longue durée de parcs de véhicules légers a connu en 2003, comme en 2002, un rythme de croissance sensiblement moins soutenu qu'au cours des années précédentes (de l'ordre de 5 % de progression du parc loué sur un an). Toutefois, dans ce contexte plus difficile et concurrentiel, Arval PHH a enregistré une croissance de son parc loué de 11,8 % bien supérieure à celle du marché, et a donc encore amélioré ses parts de marché dans la plupart des pays où il est implanté, notamment en France, en Italie, en Espagne et en Allemagne. Ce parc loué correspond à un total de bilan de 4,7 milliards d'euros.
Pour sa part, le parc géré, notion plus large intégrant des véhicules non loués mais bénéficiant de différentes prestations de services, a progressé en un an de 11,7 % en Europe continentale, mais a décru de 24,8 % au Royaume-Uni du fait principalement de l'arrêt de trois gros contrats à faibles marges avec des loueurs.

Tandis que se poursuivait le mouvement de concentration des acteurs du marché, Arval PHH a continué à élargir sa couverture géographique, avec le double objectif d'accompagner une demande croissante de la part des grands groupes internationaux pour des solutions globales et de tirer parti de potentialités locales de développement ; deux filiales ont ainsi été créées, en République

# BNP Paribas Lease Group


BNP Paribas Bordeaux



En 2003, la baisse du volume d'investissements productifs, en France et dans la plupart des pays européens, a affecté la production moyen terme réalisée par BPLG, qui atteint 5,9 milliards d'euros (– 5,3 % par rapport à 2002, à périmètre équivalent). Dans un contexte conjoncturel incertain, BPLG a privilégié le niveau de ses marges et la qualité de ses risques. Poursuivant la dynamique amorcée en 2001, la production réalisée hors de France a augmenté de 11,8 % (hors impact des acquisitions de portefeuilles). L'activité hors de France représente 31,6 % de la production BPLG.

## Nouveaux accords locaux et transnationaux

Dans ce contexte peu favorable en France comme en Europe, BPLG a néanmoins consolidé et développé sa clientèle au travers de nouveaux partenariats et extensions de contrats de financement des ventes, notamment avec :

- Manitou Costruzioni Industriali SRL, constructeur de matériel de manutention et n° 1 mondial ;
- Neuson Kramer, constructeur de matériel de travaux publics, pour l'Europe ;
- Renault Agriculture, le leader français de tracteurs agricoles.

## Fusion des systèmes d'information

L'unification du système d'information en France s'est achevée avec succès en 2003, dans les délais et conditions prévus. L'acquisition de ce nouvel outil s'inscrit dans la dynamique de productivité interne et donc de qualité de service pour les clients. Il est désormais en cours d'extension à toutes les filiales en Europe.

## Certification Qualité

BNP Paribas Lease Group a obtenu la certification ISO 9001 en novembre 2003 pour son contrôle de qualité. Ce succès concrétise une étape importante de l'engagement prioritaire de BPLG dans le processus de satisfaction de ses clients.

## Formation des collaborateurs et des partenaires

Pour favoriser l'apprentissage des nouveaux outils d'information, BPLG a développé une formation en ligne "e-learning" pour tous ses collaborateurs. Récente innovation : l'européanisation des modules destinés aux commerciaux des partenaires, avec une première initiative réussie en Belgique.


UCB
financements Immobiliers
"JE FAIS CONSTRUIRE"
TOUTES LES ÉTAPES POUR
PASSER DU RÊVE À LA RÉALITÉ.
ÇA DONNE ENVIE D'ACHETER
JARDIN
CHAMBRE
LES ESSENTIELS UCB


L'EUROLAND
DEVIENT NOTRE
TERRAIN DE JEU


UCB
ACCESSIO
VOUS PENSIEZ NE PAS POUVOIR.
MAINTENANT VOUS POUVEZ.
ÇA DONNE ENVIE D'ACHETER
ça y est, je suis
propriétaire !!

# UCB

Dans une conjoncture qui est restée très favorable à l'investissement immobilier, marquée par la poursuite des hausses de prix en Europe et la diminution des taux d'intérêt à un nouveau plus bas historique, l'UCB a poursuivi son développement.
Globalement, la production de crédits dépasse pour la première fois les 4 milliards d'euros (4,650 milliards d'euros), en progression de plus de 20 % en France et en progression de plus de 30 % dans la péninsule Ibérique.

UCB Hypotheken, filiale de l'UCB aux Pays-Bas créée en juillet, a produit plus de 140 millions d'euros pour sa première année d'exercice.

Les synergies entre BDDF et UCB se sont amplifiées au cours de l'année 2003.
Ainsi, l'UCB a permis à BDDF d'entrer en relation avec plus de 10 000 nouveaux clients particuliers. En retour, le réseau BDDF a apporté plus de 160 millions d'euros de production à l'UCB correspondant à des segments de clients ou à des produits pour lesquels l'UCB a une spécialité reconnue.

UCI, filiale en partenariat avec SCH, a obtenu les autorisations de la Banque d'Espagne et de la Banque de Grèce pour créer une succursale en Grèce. La production de crédit devrait commencer début 2005.

Au cours de l'exercice, l'UCB a poursuivi ses opérations de titrisation tant en France qu'en Espagne.

# Cetelem

Pour la première fois dans son histoire, Cetelem, n° 1 du crédit à la consommation dans la zone euro, réalise plus de la moitié de son activité à l'international en y dépassant le seuil des 10 milliards d'euros. Au total, les financements nouveaux du groupe sont en progression de 8 % par rapport à 2002 et atteignent 19,9 milliards d'euros. Les encours gérés ont progressé de 4 % pour atteindre 29 milliards d'euros en fin d'année.

- **En France, où Cetelem est n° 1, la production a progressé de 2 % à 9,8 milliards d'euros,** dans un environnement difficile. L'activité consolidée, en hausse de 10 %, a profité et de l'apport de l'activité Crédit Universel et de la forte dynamique donnée à la filiale Facet (société qui octroie des crédits à la clientèle apportée par Conforama). Les financements pour le compte de partenaires de la distribution, de la banque et de l'assurance sont en hausse de 9 %, hors impact lié à l'arrêt programmé du partenariat avec le Crédit Lyonnais fin 2002 et grâce notamment aux bons résultats enregistrés par CEFI (Caisse d'Épargne Financement), structure qui porte l'activité de crédit à la consommation réalisée avec les Caisses d'Épargne.

- **Hors de France, la production a atteint 10,1 milliards d'euros, en hausse de 15 %.** Ce résultat vient couronner les positions de leadership de Cetelem en Europe, n° 1 en Italie et en Hongrie, n° 3 en Espagne, au Portugal et en République tchèque. En Europe du Sud, Cetelem continue de connaître une croissance soutenue (+18 %), chacun des pays de la zone enregistrant des progressions significatives. L'Italie et l'Espagne ont poursuivi leur croissance en dynamisant leur outil commercial par le déploiement de solutions organisationnelles et informatiques axées sur la relation client. Dans l'Est européen, Cetelem a maintenu une forte croissance (+14 %), notamment en Hongrie et en Pologne.

## Partenariat : EDF et Cetelem s'associent pour créer Domofinance

EDF et Cetelem ont décidé de s'associer en créant une filiale financière commune, Domofinance, dans laquelle ils détiennent respectivement 45 % et 55 %. Ce partenariat capitalistique permet à EDF et Cetelem de mettre en commun leurs compétences respectives dans les domaines de la fourniture d'énergie et du crédit aux particuliers.
Domofinance, dont l'activité a débuté en décembre 2003, a pour objectif de répondre aux besoins de financement des particuliers pour leurs installations électriques.



Cetelem Budapest



## 1953-2003 : Cetelem, une start-up de 50 ans

**1953.** Cetelem voyait le jour. Un nouveau métier naissait en France. Aider les familles à acquérir les produits de consommation dont elles avaient besoin et à accéder au confort matériel, favoriser le développement du commerce, telle était la finalité de Cetelem. Depuis 1953, grâce à sa capacité d'adaptation et d'innovation, à une forte culture d'entreprise, et à sa réussite commerciale et financière qu'il s'agisse de croissance des encours ou de rentabilité, Cetelem est devenu un des leaders européens du crédit à la consommation.

**2003.** Entreprise dans la force de l'âge, Cetelem est aussi une entreprise jeune au regard de ses enjeux : consolider et accroître ses positions de leadership en Europe, développer sa pénétration sur le marché mondial et construire le pôle de compétence crédit à la consommation de BNP Paribas.



# Services Financiers et Banque de Détail à l'International

Le pôle Services Financiers et Banque de Détail à l'International (SFDI) regroupe quelque 30 000 collaborateurs œuvrant dans 54 pays.
Constitué en juin 2003, ce pôle regroupe 6 métiers : Banque de Détail aux États-Unis, Banque de Détail dans les Marchés Émergents et Outre-Mer (MEO), Financement de la consommation et de l'équipement des particuliers, Financement des équipements professionnels, Financements immobiliers des particuliers, Location avec services.
Ces métiers ont tous une culture très forte faite d'autonomie, d'esprit d'entreprise, de rentabilité élevée et de réactivité importante à leur environnement. Ils ont entre eux des complémentarités d'activités qui permettent d'envisager des synergies et du cross-selling. Ces filiales et succursales sont placées au cœur de la stratégie de croissance de BNP Paribas.


41
Euro
Plasma



# Notes



**Trade Center** — Force de vente spécialisée, créée par BNP Paribas pour accompagner ses entreprises clientes à l'international. Les Trade Centers proposent aux entreprises importatrices et exportatrices un concept de guichet unique avec une large gamme de services personnalisés.

**TSDI** — Titre Subordonné à Durée Indéterminée.

**TSR** — Total Shareholder Return : rendement sur capital investi, compte tenu des dividendes encaissés et de l'appréciation de la valeur d'une action.

**Volatilité** — Désigne le comportement d'un marché boursier ou d'une valeur mobilière dont les cours connaissent des fluctuations amples et rapides.

**Warrant** — Valeur mobilière qui offre le droit d'acheter (Call Warrant) ou de vendre (Put Warrant) différents supports "sous-jacents" (taux, indices, devises, actions) à un prix (dit "d'exercice") et jusqu'à une date donnée (dite "échéance"). Cette valeur, quoique de type optionnel, ne peut être vendue à découvert. Les warrants sont émis par un établissement financier qui fait office de teneur du marché.

**Work Flow** — Technologie d'automatisation d'un processus qui vise à faire circuler des documents ou dossiers numériques de manière séquentielle entre les personnes qui ont à intervenir dans le traitement du dossier.



**ROE (Return On Equity)**
Ratio de Rentabilité des Fonds Propres. Il mesure le rapport entre le bénéfice net consolidé part du groupe, et les fonds propres consolidés hors intérêts minoritaires.

**Rompu**
Un rompu est la différence pouvant exister entre le nombre d'actions que possède un actionnaire et le multiple le plus proche du nombre minimum d'actions anciennes, pour participer à une opération financière (échange de titres, droits de souscription ou d'attribution). Les rompus sont négociés à l'unité pour obtenir le multiple désiré, ou bien les actions correspondantes sont vendues à la clôture de l'opération et les sommes allouées aux titulaires des droits.

**SFDI**
Services Financiers et Banque de Détail à l'International.

**SICAV (Société d'Investissement à Capital Variable)**
Société, dotée d'une personnalité morale distincte, ayant pour objet de gérer un portefeuille collectif de valeurs mobilières pour le compte de ses actionnaires qui peuvent chaque jour souscrire des parts (actions) ou se faire rembourser celles qu'ils ont souscrites. Les parts (actions) de Sicav ne sont pas cotées en Bourse, mais leur valeur réelle (valeur liquidative) varie chaque jour en fonction du cours des titres constituant son portefeuille.

**SICOVAM**
Société Interprofessionnelle pour la Compensation des Valeurs Mobilières, devenue Euroclear France. Organisme chargé de la compensation des titres entre intermédiaires financiers, en centralisant l'ensemble des transactions boursières et facilitant la circulation des titres entre établissements affiliés.

**Split**
Terme anglo-saxon désignant la division de la valeur nominale d'une action ; cette opération a essentiellement pour objectif d'augmenter la liquidité du titre, comme d'en accroître l'accessibilité pour les actionnaires individuels. Le nominal de l'action BNP Paribas a été divisé par deux le 20 février 2002, pour le fixer à deux euros.

**SPVT**
Spécialiste en Pension des Valeurs du Trésor.

**SRD (Service de Règlement Différé)**
Marché où se négocient les actions des principales sociétés françaises et étrangères. Les actions ou obligations achetées "avec SRD" sont donc payées à crédit. Dans une telle négociation, acheteur et vendeur devront, l'un payer le prix, l'autre livrer les titres lors de la prochaine liquidation, à moins que l'un ou l'autre des intervenants ne demande à se faire "reporter" à la liquidation du mois suivant.

**Survaleur ou Goodwill**
Également dénommé "écart d'acquisition positif": différence entre le prix d'acquisition d'une entreprise et son actif net comptable.

**TBB (Taux de Base Bancaire)**
Principal taux de référence pour la rémunération des opérations d'emprunt.

**TMO**
Taux Mensuel de rendement des emprunts Obligataires.

**TP**
Titre Participatif.

**TPI**
Titre au Porteur Identifiable : permet à tout émetteur de titres de connaître l'identité de ses actionnaires au porteur, via une interrogation auprès d'Euroclear.



**PEE (Plan d'Épargne d'Entreprise)**
Il s'agit d'un plan d'épargne collectif qui permet au salarié, avec l'aide de son entreprise, de se constituer un portefeuille de valeurs mobilières. Les versements et intérêts qui alimentent le compte sont exonérés d'impôt sur le revenu, sous condition de blocage pendant 5 ans (et hors cas spécifiques de levée anticipée), mais restent soumis aux prélèvements sociaux. Il en est de même pour les gains de sortie.

**PER (Price Earning Ratio)**
Rapport entre le cours de l'action et le bénéfice net par action. Il permet de voir combien de fois le cours de l'action capitalise le bénéfice. L'actionnaire tirera une satisfaction d'autant plus grande de son placement que la valeur de son titre représentera un multiple plus élevé du bénéfice par action.

**Plus-value/moins-value**
Différence positive/négative entre le prix de vente d'une action et son prix d'achat.

**Portail B2E**
Site Intranet spécifique pour les salariés du groupe. Sa page d'accueil propose un moteur de recherche, des liens avec des services et de nombreuses informations sur le métier du salarié, sa vie pratique et sa carrière dans le groupe.

**Prime Brokerage**
Activité consistant à fournir aux Hedge Funds une gamme étendue de services : financement, règlement-livraison de leurs opérations, conservation de titres, prêt-emprunt de titres, etc.

**Private Equity**
Investissement en actions dans des sociétés non cotées.

**Produits Dérivés**
Instruments financiers construits à partir d'un titre ou d'un indice "sous-jacent" permettant à un agent de réaliser des opérations sur l'avenir pour se couvrir contre les écarts ou en tirer parti.

**Quorum**
Pour qu'une Assemblée Générale puisse valablement délibérer, il faut que des actionnaires possédant un nombre minimum total d'actions (quorum) soient présents ou représentés. Le quorum est :
- pour une Assemblée Générale Ordinaire (AGO) sur 1re convocation : 1/4 des actions ayant droit de vote ;
- pour une AGO sur 2e convocation : aucun quorum n'est requis ;
- pour une Assemblée Générale Extraordinaire (AGE) sur 1re convocation : 1/3 des actions ayant droit de vote ;
- pour une AGE sur 2e convocation : 1/4 des actions ayant droit de vote ;
- pour une AG mixte : ces divers quorums sont requis selon les résolutions.

**RELIT**
Système de Règlement et Livraison de Titres à la Bourse de Paris.

**Relution**
Inverse de dilution ; opération sur le capital (rachat d'actions, ou émission d'actions en proportion moindre que l'augmentation de bénéfices suite à fusion ou OPE par exemple) permettant d'accroître le bénéfice par action.

**Rendement**
Indicateur instantané de la rentabilité du placement, exprimé en pourcentage : pour les actions, c'est le rapport entre le dernier dividende payé et le dernier cours de Bourse.

**Report**
Opération de Bourse sur le marché à Service de Règlement Différé par laquelle il est possible, pour un donneur d'ordre, de reporter sa position acheteuse ou vendeuse, d'une liquidation mensuelle à la suivante.



**OAT** — Obligation Assimilable du Trésor.

**Obligation** — Titre de placement à intérêt en général fixe en vertu duquel l'émetteur s'engage à payer au prêteur un capital fixe, à une date ultérieure donnée, ainsi qu'une série de versements d'intérêts soit semi-annuellement, soit annuellement. Les paiements d'intérêts peuvent varier pendant la durée de l'obligation.

**OBSA** — Obligation à Bon de Souscription d'Action.

**OBSO** — Obligation à Bon de Souscription d'Obligation.

**OC (Obligation Convertible)** — Obligation pouvant être convertie, selon des modalités prédéterminées, en titres donnant accès au capital d'une société.

**OCEANE** — Obligation Convertible En Actions Nouvelles ou Existantes.

**Offres publiques** — Les offres publiques permettent de prendre le contrôle de sociétés cotées (OPA ou OPE) ou, pour les actionnaires de sociétés cotées très largement contrôlées, de demander leur retrait de la cote (OPR et retrait obligatoire).

**OPA** — Offre Publique d'Achat.

**OPCVM (Organisme de Placement Collectif en Valeurs Mobilières)** — Appellation recouvrant les Sicav et les fonds communs de placement (FCP), et ayant pour objet la gestion de portefeuilles de valeurs mobilières.

**OPE** — Offre Publique d'Échange.

**OPF** — Offre à Prix Fixe ; nouvelle dénomination de l'OPV.

**OPR** — Offre Publique de Retrait.

**OPRA** — Offre Publique de Rachat d'Actions.

**Option** — Contrat valable jusqu'à une échéance déterminée à l'avance, qui donne le droit (mais non l'obligation) moyennant paiement immédiat du prix de l'option d'acheter ou de vendre à l'avenir un titre à un prix fixé à l'avance (prix d'exercice). L'option est le vecteur d'intervention sur le MONEP. Les options peuvent être soit des options d'achat (call), soit des options de vente (put).

**OPV** — Offre Publique de Vente.

**ORA** — Obligation Remboursable en Actions.

**PEA (Plan d'Épargne en Actions)** — Destiné à inciter les particuliers à accroître la part de leur épargne investie en actions, ce produit de placement, en actions de sociétés ayant leur siège dans un État membre de la CEE, ou en FCP éligibles au PEA, est exonéré d'impôt sur les revenus et les plus-values si aucun retrait n'est effectué durant cinq années ; il reste soumis aux prélèvements sociaux. Le plafond de placement est de 120 000 euros par personne physique.



| | |
|---|---|
| IFU (Imprimé Fiscal Unique) | Il s'agit d'une déclaration nominative regroupant l'ensemble des opérations sur valeurs mobilières et paiements de revenus mobiliers, effectués chez un même établissement payeur, au profit d'un même bénéficiaire. |
| Investisseurs Institutionnels | Organismes financiers tenus, par leur nature ou leur statut, d'employer une part de leurs fonds en placements sous forme de valeurs mobilières. Ex. : compagnies d'assurances, caisses de retraites, Caisse des dépôts et consignations... |
| Jouissance | Droit à percevoir un revenu pour les capitaux investis à une date donnée ; date de jouissance d'une action : date à partir de laquelle commencent à s'exercer les droits pécuniaires attachés à l'action ; date de jouissance d'un emprunt : date à partir de laquelle l'emprunt porte intérêt. |
| LBO | Un LBO, ou Leveraged Buy Out, est l'achat des actions d'une entreprise financé par une très large part d'endettement. Concrètement, un holding est constitué, qui s'endette pour racheter la cible. Le holding paiera les intérêts de sa dette et remboursera celle-ci grâce aux dividendes réguliers ou exceptionnels provenant de la société rachetée. |
| Leveraged Finance | Financements à effet de levier. |
| LIFFE | London International Financial Futures & Options Exchanges. Marché à terme et des options à Londres. |
| Liquidation | Échéance mensuelle où se dénouent les opérations sur le Marché à Règlement Mensuel. Ce jour correspond au cinquième jour de Bourse avant la dernière séance boursière du mois. |
| Liquidité | Correspond, en Bourse pour un titre donné, au rapport entre le volume d'actions échangées et le nombre d'actions du capital. |
| LME | London Metal Exchange. La Bourse des Métaux de Londres. |
| M & A | Mergers & Acquisitions = Fusions & Acquisitions. |
| Marché Primaire | Marché financier sur lequel sont proposés des titres lors de leur émission. |
| Marché Secondaire | Marché financier sur lequel s'échangent des titres déjà en circulation. |
| MONEP | Marché d'Options Négociables de Paris qui comprend un compartiment d'options négociables portant sur l'indice Cac 40 et un département d'options négociables sur actions. |
| Nominal (valeur nominale) | La valeur nominale d'une action est la quote-part du capital social représentée par cette action. |
| Notation/Agences de notation | La notation est l'appréciation du risque de défaut de paiement d'un emprunteur, avec une influence directe sur le taux auquel cette société pourra obtenir des fonds. Les changements de notation ont une influence non négligeable sur le cours de Bourse. Les principales agences sont Standard & Poor's, Moody's et Fitch-IBCA. |



**Droit de garde**
Rémunération perçue par l'intermédiaire financier pour assurer la garde et le service des titres inscrits en compte. Les droits de garde sont perçus annuellement et d'avance. Ils demeurent acquis pour toute année commencée ; les titres déposés en cours d'année sont exonérés de droits de garde pour l'année en cours.

**Droit de souscription**
Droit de participer à une augmentation de capital à titre onéreux.

**Droit de vote**
Permet à tout actionnaire de voter ou d'être représenté à une Assemblée Générale.

**EONIA**
Euro OverNight Index Average.

**EUREX**
Une Bourse des dérivés.

**EURIBOR (EURopean InterBank Offered Rate)**
Taux du marché monétaire le plus répandu dans la zone euro.

**Euroclear**
Ex-SICOVAM : gère les opérations de règlement-livraison des valeurs mobilières.

**Euronext SA**
Regroupe les fonctions de négociation sur les Bourses de Paris, Bruxelles et Amsterdam. À ce titre, cette société a entre autres pour mission d'établir les règles du marché, de décider de l'admission ou non des émetteurs, ainsi que de gérer toute la technologie nécessaire à la bonne marche de la cote.

**FCP (Fonds Commun de Placement)**
Copropriété (sans personnalité morale) de valeurs mobilières et de sommes placées à court terme. Les FCP, comme les SICAV, sont des instruments de gestion collective de valeurs mobilières. Ils ont, en règle générale, une dimension plus modeste, ce qui rend leur gestion plus souple. Soumis à une réglementation moins contraignante, ils peuvent être plus spécialisés.
FCPE : Fonds Commun de Placement d'Entreprise.

**Free Cash Flow**
Marge brute d'autofinancement : flux de trésorerie disponible après satisfaction des besoins financiers immédiats d'une l'entreprise.

**Garantie de cours**
Lorsqu'une société acquiert la majorité du capital d'une société cotée, la réglementation exige qu'elle offre aux minoritaires pendant quinze jours de Bourse consécutifs la possibilité de vendre leurs titres aux mêmes conditions que celles dont ont bénéficié les cédants du bloc de contrôle.

**Gouvernement d'entreprise (Corporate Governance)**
Ensemble de principes et recommandations à suivre par le management d'une entreprise faisant appel public à l'épargne.

**Hedge Funds**
Terme anglais signifiant "fonds de couverture" ; utilisé pour désigner un organisme dont le rôle consiste à couvrir une position contre un risque de marché.
Fonds d'investissement pratiquant la gestion "alternative" ou "décorrélée" visant à profiter non pas de la performance absolue d'un actif mais de sa performance relative par rapport à un autre, permettant ainsi une couverture contre des évolutions absolues des actifs. À titre d'exemple, un Hedge Fund n'investira pas dans une action mais dans un arbitrage entre une action et son secteur, ou entre une action et l'indice, devenant ainsi quasiment insensible à l'évolution absolue du marché actions.



**Contrats DSK**
Il s'agit de "contrats investis principalement en actions" dont l'actif est constitué pour 50 % au moins d'actions de l'Union Européenne et de titres assimilés, et 5 % au moins de placements à risque.

**Cotation**
La cotation permet de déterminer le cours d'un titre, c'est-à-dire son prix sur le marché à un instant donné. La cotation peut être soit en continu, soit au fixing, pour les valeurs de faible liquidité. La cotation en continu enregistre une succession de prix tout au long de la journée (9 h - 17 h 30). Le principe de ce marché repose sur l'exécution des ordres en temps réel et a pour avantage de suivre les évolutions du marché au plus près.

**Coupon**
Le coupon représente le droit du propriétaire d'un titre à encaisser une somme correspondant au revenu distribué de cette valeur pour un exercice donné.

**Couverture**
Dépôt de garantie exigé par un intermédiaire pour couvrir les opérations effectuées à terme par un client. Cette garantie peut être donnée en espèces ou en titres.
Pour le SRD (Service de Règlement Différé) par exemple, ce montant doit être au minimum de 20 % en liquidités, Bons du Trésor ou OPCVM monétaires, ou encore de 25 % s'il est représenté par des obligations cotées, des titres de créances négociables ou des OPCVM obligataires. Ce taux est porté à 40 % si la couverture est constituée d'actions cotées, ou d'OPCVM majoritairement investis en actions. En pratique, cette quotité est laissée à l'appréciation de l'intermédiaire financier qui peut augmenter ces pourcentages selon sa propre appréciation, et même demander une couverture intégrale de l'achat.

**CVG (Certificat de Valeur Garantie)**
Instrument financier, émis généralement dans le cadre d'un rapprochement entre deux sociétés (OPA/OPE), afin de garantir la valeur d'un titre sous-jacent à une date prédéterminée ; il permet donc à l'actionnaire de la cible de recevoir une somme égale à la différence, si elle est positive, entre le prix proposé lors de l'OPA/OPE et un cours "de référence".

**Dilution**
Impact produit, sur les droits attachés à l'action d'une société, par toute création de titres (à l'occasion d'une augmentation de capital, d'une fusion, d'une OPE, de l'exercice de bons de souscription).

**Dividende**
Partie des bénéfices réalisés par la société que l'Assemblée Générale, sur proposition du Conseil d'administration, décide de distribuer aux actionnaires. Il représente le revenu de l'action et son montant peut varier chaque année en fonction des résultats et de la politique adoptée par la société.

**DPS (Droit Préférentiel de Souscription)**
Lors d'augmentations de capital en numéraire, chaque actionnaire bénéficie d'un droit préférentiel de souscrire un nombre d'actions nouvelles au prorata du nombre d'actions qu'il possède déjà. Ce droit est négociable sur le marché boursier. La loi offre aux sociétés la faculté de demander à leurs actionnaires, réunis en Assemblée Générale, de renoncer à leur DPS afin de faciliter la réalisation de certaines opérations ou permettre l'entrée de nouveaux actionnaires.

**Droit d'attribution**
Droit de participer à une augmentation de capital à titre gratuit (réalisée par exemple par incorporation de réserves). Le droit est coté.



**Autofinancement**
Excédent permettant le financement des investissements sans appel à des fonds extérieurs (augmentations de capital, emprunts, etc.).

**Avis d'opéré**
Compte-rendu adressé par un intermédiaire financier à un client suite à la passation d'un ordre de Bourse ; ce document relate les conditions d'exécution de cet ordre.

**Avoir fiscal**
Institué afin d'éviter la double imposition au niveau de la société et de l'actionnaire, il est égal à la moitié du dividende net perçu par l'actionnaire (personne physique résidente française). Il est déductible de l'impôt sur le revenu ou remboursé par le Trésor s'il est supérieur au montant de l'impôt à payer.

**B to B, ou B2B**
Business to Business : transactions réalisées sur Internet entre deux entreprises.

**B to C, ou B2C**
Business to Consumer : sur Internet, transactions entre une entreprise et ses clients.

**Back-office**
Lieu de traitement des opérations liées à la gestion administrative.

**BDDF**
Banque de Détail en France.

**Bénéfice net, part du groupe**
Bénéfice net consolidé de la société, après déduction des profits correspondant aux intérêts minoritaires.

**BFI**
Banque de Financement et d'Investissement.

**Blue Chip**
Terme anglo-saxon désignant les valeurs à forte capitalisation et à liquidité importante, c'est-à-dire donnant lieu lors de chaque séance boursière à des volumes conséquents de transactions.

**Bon de souscription**
Titre autonome ou détaché d'une autre valeur mobilière (action, obligation), et donnant le droit de souscrire des titres (action, obligation).

**BPGA**
Banque Privée, Gestion d'Actifs.

**Capital social**
Montant des apports (en numéraire ou en nature) faits par les associés ou les actionnaires d'une société, et des bénéfices, réserves, primes d'émission ou d'apport incorporés au capital. Le capital peut être augmenté ou diminué au cours de la vie de la société.

**Capitalisation boursière**
Valeur attribuée par la Bourse à une société. Elle s'obtient en multipliant le nombre d'actions existantes par le cours de l'action.

**CECEI**
Comité des Établissements de Crédit et des Entreprises d'Investissement : émanation de la Banque de France, présidée par son Gouverneur, ayant pour mission de contrôler le bon fonctionnement du système financier et bancaire français.

**Comité Consultatif des Actionnaires**
Ensemble d'actionnaires "personnes physiques" choisis par certains émetteurs pour les conseiller dans leur politique de communication à destination de l'actionnariat individuel. BNP Paribas a mis sur pied son Comité Consultatif des Actionnaires dès le premier semestre 2000, au moment de la fusion.



# Glossaire

**ABSA**

Action à Bon de Souscription d'Action.

**Action**

L'action est un titre négociable constatant le droit de l'actionnaire inscrit en compte chez la société émettrice ou chez un intermédiaire habilité. Elle représente une partie du capital d'une société anonyme ou d'une société en commandite par actions. Depuis la dématérialisation des valeurs mobilières, les actions sont inscrites en compte au nom de leur propriétaire, soit dans les livres de la société (forme "nominative"), soit auprès d'un intermédiaire habilité (forme au "porteur").

**ADP**

Action à Dividende Prioritaire.

**ADR (American Depositary Receipt)**

C'est un certificat négociable de dépôt, représentatif d'une ou plusieurs actions, dont la valeur nominale est libellée en dollars et dont le paiement des intérêts est également assuré en dollars ; il permet, sous certaines conditions, à une société non américaine d'être cotée aux États-Unis.

**AMF (Autorité des Marchés Financiers)**

Créée par la loi de Sécurité Financière du 17 juillet 2003, l'AMF est issue de la fusion de la COB (Commission des Opérations de Bourse) et du CMF (Conseil des Marchés Financiers). Parmi ses missions figurent donc celles héritées de ces deux institutions, à savoir : élaborer les règlements des marchés financiers, notamment des Bourses de valeurs, veiller à la protection de l'épargne investie en valeurs mobilières, surveiller l'information financière délivrée aux investisseurs, et enfin proposer des mesures visant à améliorer le bon fonctionnement des marchés, notamment au plan international. La loi a également confié deux nouvelles missions à l'AMF : la régulation des conseillers en investissement financier et le contrôle des agences de notation et des analystes financiers.

**Animation/Contrat d'animation**

Les contrats d'animation ont été lancés par la SBF-Bourse de Paris en août 1992. Ils consistent en un partenariat signé entre la SBF (devenue depuis Euronext), une société cotée et un intermédiaire financier (l'"animateur"). Ce dernier s'engage à avoir une présence active sur le marché en assurant lors de chaque séance un nombre minimal de transactions, et ce aux fins de favoriser la liquidité du titre. Les contrats d'animation concernent principalement les valeurs moyennes.

**Arbitrage**

Activité consistant à profiter des écarts de valorisation entre deux actifs financiers, par exemple deux actions lors d'OPE ou d'OPA. Les arbitragistes interviennent donc, dans ce contexte, en cas d'écart entre le cours de la cible et le "prix" proposé par l'initiateur de l'offre.

**Augmentation de capital**

Un des moyens d'accroître les fonds propres de la société. Elle est réalisée soit par augmentation du nominal des actions existantes, soit par la création d'actions nouvelles provenant de souscriptions en numéraire, d'apports en nature ou de bénéfices, réserves, primes d'émission ou d'apport incorporés au capital. Les augmentations de capital peuvent être réalisées avec ou sans droit préférentiel de souscription. Elles peuvent permettre de faire participer de nouveaux actionnaires au capital de la société. Elles doivent avoir été préalablement autorisées par une AGE.

**Autocontrôle**

Pourcentage de son propre capital détenu par une société. Les actions représentant l'autocontrôle sont privées du droit de vote, ne perçoivent pas de dividende et ne rentrent pas en ligne de compte pour le calcul du bénéfice par action.



○ **Seizième résolution** *(Autorisation à conférer au Conseil d'administration à l'effet de réduire le capital par annulation d'actions)*

L'Assemblée Générale, statuant aux conditions de quorum et de majorité prévues pour les Assemblées Générales Extraordinaires, après avoir pris connaissance du rapport du Conseil d'administration et du rapport spécial des Commissaires aux comptes, autorise le Conseil d'administration à annuler, en une ou plusieurs fois, les actions acquises au titre de la mise en œuvre de l'autorisation donnée à la sixième résolution de la présente Assemblée Générale statuant sur la partie ordinaire, dans la limite de 10 % du capital et réduire corrélativement le capital social en imputant la différence entre la valeur de rachat des titres annulés et leur valeur nominale sur les primes et réserves disponibles.

L'Assemblée Générale donne tous pouvoirs au Conseil d'administration pour l'application de la présente autorisation, et notamment, avec faculté de subdélégation, pour modifier en conséquence les statuts, accomplir toutes formalités et publicités requises à cet effet.

La présente autorisation est donnée pour une durée de 18 mois.

Cette autorisation rend caduque, à hauteur des montants non utilisés à ce jour, toute autorisation précédente de même nature.

*La résolution suivante résulte des modifications issues de la loi n° 2003-706 du 1er août 2003 de sécurité financière et du décret n° 2002-803 du 3 mai 2002 pris en application de la loi n° 2001-420 du 15 mai 2001 relative aux nouvelles régulations économiques.*

○ **Dix-septième résolution** *(Modifications des statuts relatives notamment aux informations à fournir aux administrateurs, à la représentation du Conseil d'administration, à ses modalités de convocation et aux signataires des copies ou extraits de procès-verbaux des délibérations)*

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales Extraordinaires, après avoir entendu la lecture du rapport du Conseil d'administration, décide :

- de modifier le premier alinéa de l'article 12 du titre IV des statuts en sa dernière phrase relative aux informations à fournir par le Président ou le Directeur Général au Conseil d'administration.
  - alinéa 1er, dernière phrase, de l'article 12 nouveau : "Le Conseil d'administration reçoit du Président ou du Directeur Général de la société tous les documents et informations nécessaires à l'accomplissement de sa mission".
- de modifier le premier alinéa de l'article 13 du titre IV des statuts et de supprimer la première phrase relative à la représentation du Conseil d'administration par le Président.
  - alinéa 1er de l'article 13 nouveau : "Le Président organise et dirige les travaux du Conseil d'administration, dont il rend compte à l'Assemblée Générale. Il veille au bon fonctionnement des organes de BNP Paribas et s'assure, en particulier, que les administrateurs sont en mesure de remplir leur mission".
- d'insérer un nouvel alinéa, entre les alinéas 2 et 3 actuels, à l'article 15 du titre IV des statuts relatif au contrôle interne.
  - alinéa 3 nouveau de l'article 15 : "Le Directeur Général est responsable de l'organisation et des procédures de contrôle interne et de l'ensemble des informations requises par la loi au titre du Rapport sur le contrôle interne".
- de modifier le premier alinéa de l'article 9 du titre III des statuts relatif à la convocation du Conseil d'administration.
  - alinéa 1er de l'article 9 nouveau : "Le Conseil se réunit aussi souvent que l'intérêt de la société l'exige. Il se réunit sur convocation de son Président. Le tiers au moins des administrateurs peut demander au Président de convoquer le Conseil sur un ordre du jour déterminé, même si la dernière réunion date de moins de deux mois. Le Directeur Général peut également demander au Président de convoquer le Conseil sur un ordre du jour déterminé".
- de modifier le dernier alinéa de l'article 10 du titre III des statuts relatif aux signataires habilités à certifier les copies ou extraits de procès-verbaux des délibérations du Conseil d'administration.
  - dernier alinéa de l'article 10 nouveau : "Les copies ou extraits de ces procès-verbaux sont valablement signés par le Président, le Directeur Général, les Directeurs Généraux Délégués ou l'un des fondés de pouvoirs spécialement habilité à cet effet".

○ **Dix-huitième résolution** *(Pouvoirs pour formalités)*

L'Assemblée Générale donne tous pouvoirs au porteur d'un original, d'une copie ou d'un extrait du procès-verbal de la présente Assemblée pour effectuer toutes les formalités légales ou administratives et faire tous dépôts et publicité prévus par la législation en vigueur.



La délégation ainsi conférée au Conseil d'administration est valable, à compter de la présente Assemblée, pour la durée prévue au troisième alinéa de l'article L 225-129-III du Code de Commerce, soit 26 mois.

- **Treizième résolution** *(Augmentation de capital par incorporation de réserves ou de bénéfices, de primes d'émission ou d'apport)*

L'Assemblée Générale Extraordinaire, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales Ordinaires, connaissance prise du rapport du Conseil d'administration, délègue audit Conseil les pouvoirs nécessaires à l'effet d'augmenter, en une ou plusieurs fois, le capital social dans la limite d'un montant nominal maximum de 1 milliard d'euros par l'incorporation, successive ou simultanée, au capital de tout ou partie des réserves, bénéfices ou primes d'émission, de fusion ou d'apport, à réaliser par création et attribution gratuite d'actions ou par élévation du nominal des actions ou par l'emploi conjoint de ces deux procédés.
L'Assemblée Générale décide que les droits formant rompus ne seront pas négociables et que les actions correspondantes seront vendues ; les sommes provenant de la vente seront allouées aux titulaires des droits au plus tard trente jours après la date d'inscription à leur compte du nombre entier d'actions attribuées.
L'Assemblée Générale confère tous pouvoirs au Conseil d'administration, avec faculté de subdélégation à son Président, dans les conditions fixées par la loi, à l'effet le cas échéant de déterminer les dates et modalités des émissions, fixer les montants à émettre et plus généralement de prendre toutes dispositions pour en assurer la bonne fin, accomplir tous actes et formalités à l'effet de rendre définitives la ou les augmentations de capital correspondantes et apporter aux statuts les modifications corrélatives.
L'Assemblée Générale décide que la présente délégation rend caduque, à hauteur des montants non utilisés, toute autorisation antérieure de même nature.
La présente délégation est valable, à compter de la présente Assemblée, pour la durée prévue au troisième alinéa de l'article L 225-129-III du Code de Commerce, soit 26 mois.

- **Quatorzième résolution** *(Suspension des autorisations d'augmentation de capital en période d'offre publique d'achat - OPA - ou d'offre publique d'échange - OPE - sur les titres de la société, sauf pour les opérations dont la décision de principe a été approuvée par le Conseil d'administration et dont le projet a été rendu public antérieurement au dépôt des offres)*

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales Extraordinaires, conformément aux dispositions de l'article L 225-129-IV du Code de Commerce, décide expressément que les délégations données au Conseil d'administration à l'effet de réaliser des augmentations du capital de la société ne sont pas maintenues en période d'offre publique d'achat ou d'échange sur les titres de la société, sauf pour les opérations dont la décision de principe a été approuvée par le Conseil d'administration et dont le projet a été annoncé au marché préalablement au dépôt de l'offre.
La présente résolution est valable à compter de ce jour et jusqu'à la tenue de l'Assemblée Générale de la société appelée à statuer sur les comptes de l'exercice 2004.

- **Quinzième résolution** *(Modification du montant et de la durée de l'augmentation de capital par émission d'actions réservées aux adhérents du Plan d'Épargne d'Entreprise de groupe de BNP Paribas avec suppression du droit préférentiel de souscription au profit de ces adhérents, sur le fondement de la délégation conférée au Conseil d'administration par l'Assemblée Générale Mixte du 14 mai 2003)*

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales Extraordinaires,
– étant rappelé la délégation de pouvoirs dont le Conseil d'administration a été investi, en application des dispositions des articles L 225-129 III 4e alinéa et L 225-138 du Code de Commerce ainsi que de l'article L 443-5 du Code du Travail, pour une période de 5 ans, par l'Assemblée Générale Mixte du 14 mai 2003 en conséquence du vote de sa seizième résolution à l'effet d'augmenter, en une ou plusieurs fois et sur ses seules décisions, le capital social d'un montant nominal qui ne pourra excéder 60 000 000 d'euros par l'émission d'actions réservées aux adhérents du Plan d'Épargne d'Entreprise de groupe de BNP Paribas ;
– connaissance prise des dispositions de l'article L 225-129 VII 1er alinéa du Code de Commerce ;
– connaissance prise du rapport du Conseil d'administration et du rapport spécial des Commissaires aux comptes, décide :
– que la durée de la délégation susvisée est ramenée à 26 mois à compter de la présente Assemblée ;
– de limiter le montant de la délégation à 20 000 000 d'euros à compter de la présente Assemblée.
L'Assemblée Générale prend acte de ce que l'ensemble des autres modalités de la délégation d'émission d'actions réservées aux adhérents du Plan d'Épargne d'Entreprise de groupe de BNP Paribas avec suppression du droit préférentiel de souscription au profit de ces adhérents dont bénéficie le Conseil d'administration en conséquence du vote de la seizième résolution soumise à l'Assemblée Générale Mixte du 14 mai 2003 demeure inchangé.



mobilières sont émises en application de l'article L 228-93 du Code de Commerce ;
- décide que le montant des augmentations de capital social susceptibles d'être réalisées immédiatement et/ou à terme en vertu de la délégation susvisée ne pourra être supérieur à 340 millions d'euros de nominal, montant qui inclura, le cas échéant, le montant nominal des actions supplémentaires à émettre pour préserver, conformément à la loi, les droits des porteurs de valeurs mobilières donnant droit à des actions ;
- décide, en outre, que le montant nominal des titres de créance donnant accès immédiatement et/ou à terme aux actions de la société susceptibles d'être émis en vertu de cette délégation ne pourra être supérieur à 8 milliards d'euros ou à la contre-valeur de ce montant en cas d'émission en monnaie étrangère ou en unité de compte fixée par référence à plusieurs monnaies ;
- décide de supprimer le droit préférentiel de souscription des actionnaires aux valeurs mobilières à émettre, étant entendu que le Conseil d'administration pourra conférer aux actionnaires une faculté de souscription par priorité sur tout ou partie de l'émission, pendant le délai et dans les conditions qu'il fixera. Cette priorité de souscription ne donnera pas lieu à la création de droits négociables, mais pourra, si le Conseil d'administration l'estime opportun, être exercée tant à titre irréductible que réductible ;
- décide que si les souscriptions des actionnaires et du public n'ont pas absorbé la totalité d'une émission d'actions ou de valeurs mobilières telles que définies ci-dessus le Conseil pourra limiter, le cas échéant, l'émission au montant des souscriptions sous la condition que celui-ci atteigne les trois quarts au moins de l'émission décidée ;
- constate que, le cas échéant, la délégation susvisée emporte de plein droit au profit des porteurs de valeurs mobilières donnant accès à terme à des actions de la société, susceptibles d'être émises, renonciation des actionnaires à leur droit préférentiel de souscription aux actions auxquelles ces valeurs mobilières donnent droit ;
- décide de supprimer le droit préférentiel de souscription des actionnaires aux actions émises par conversion d'obligations ou par exercice de bons ;
- décide que la somme revenant, ou devant revenir, à la société pour chacune des actions émises dans le cadre de la délégation susvisée, après prise en compte, en cas d'émission de bons autonomes de souscription d'actions, du prix d'émission desdits bons, sera au moins égale le cas échéant à la limite inférieure prévue par la loi ;
- décide que le Conseil d'administration aura tous pouvoirs, avec faculté de subdélégation à son Président, dans les conditions fixées par la loi, pour mettre en œuvre la présente délégation, à l'effet notamment de déterminer les dates et modalités des émissions ainsi que la forme et les caractéristiques des valeurs mobilières à créer, d'arrêter les prix et conditions des émissions, de fixer les montants à émettre, de fixer la date de jouissance, même rétroactive, des titres à émettre, de déterminer le mode de libération des actions ou autres titres émis et, le cas échéant, de prévoir les conditions de leur rachat en Bourse, la possibilité de suspension de l'exercice des droits d'attribution d'actions attachés aux valeurs mobilières à émettre pendant un délai qui ne pourra excéder trois mois, fixer les modalités suivant lesquelles sera assurée la préservation des droits des titulaires de valeurs mobilières donnant à terme accès au capital social, et ce en conformité avec les dispositions légales et réglementaires. En outre, le Conseil ou son Président pourra procéder, le cas échéant, à toutes imputations sur la ou les primes d'émission, et notamment celle des frais entraînés par la réalisation des émissions, et prendre généralement toutes dispositions utiles et conclure tous accords pour parvenir à la bonne fin des émissions envisagées et constater la ou les augmentations de capital résultant de toute émission réalisée par l'usage de la présente délégation et modifier corrélativement les statuts ;
- plus particulièrement en cas d'émissions d'actions ou valeurs mobilières à l'effet de rémunérer des titres apportés dans le cadre d'offres publiques d'échange initiées par la société, le Conseil d'administration aura tout pouvoir à l'effet notamment de fixer la parité d'échange ainsi que, le cas échéant, le montant de la soulte en espèces à verser ; de constater le nombre de titres apportés à l'échange ainsi que le nombre d'actions ou valeurs mobilières à créer en rémunération ; de déterminer les dates, conditions d'émission, notamment le prix et la date de jouissance, des actions nouvelles, ou, le cas échéant, des titres donnant accès immédiatement et/ou à terme à une quotité du capital de la société ; d'inscrire au passif du bilan à un compte "prime d'apport", sur lequel porteront les droits de tous les actionnaires, la différence entre le prix d'émission des actions nouvelles et leur valeur nominale ; de procéder, s'il y a lieu, à l'imputation, sur ladite "prime d'apport", de l'ensemble des frais et droits occasionnés par l'opération autorisée.
En outre, en cas d'émission de titres de créance donnant accès immédiatement et/ou à terme aux actions de la société, le Conseil d'administration aura également tous pouvoirs, avec faculté de subdélégation au Président, notamment pour décider de leur caractère subordonné ou non, fixer leur taux d'intérêt et les modalités de paiement des intérêts, leur durée qui pourra être déterminée ou indéterminée, le prix de remboursement fixe ou variable avec ou sans prime, les modalités d'amortissement en fonction notamment des conditions du marché et les conditions dans lesquelles ces titres donneront droit à des actions de la société ;
- décide que la présente délégation rend caduque, à hauteur des montants non utilisés, toute autorisation antérieure de même nature.



fixée par référence à plusieurs monnaies ;
- décide que les actionnaires pourront exercer, dans les conditions prévues par la loi, leur droit préférentiel de souscription à titre irréductible. En outre, le Conseil d'administration aura la faculté de conférer aux actionnaires le droit de souscrire à titre réductible un nombre de valeurs mobilières supérieur à celui qu'ils pourraient souscrire à titre irréductible, proportionnellement aux droits de souscription dont ils disposent et, en tout état de cause, dans la limite de leur demande ;
- si les souscriptions à titre irréductible et, le cas échéant, à titre réductible n'ont pas absorbé la totalité d'une émission d'actions ou de valeurs mobilières telles que définies ci-dessus, le Conseil pourra utiliser, dans l'ordre qu'il estimera opportun, l'une et/ou l'autre des facultés ci-après :
    - limiter l'émission au montant des souscriptions sous la condition que celui-ci atteigne, au moins, les trois quarts de l'émission décidée ;
    - répartir librement tout ou partie des titres non souscrits ;
    - offrir au public tout ou partie des titres non souscrits.
- décide que l'émission de bons de souscription d'actions de la société en application de l'article L 228-95 du Code de Commerce, entrant dans le plafond du troisième alinéa ci-dessus, pourra avoir lieu soit par offre de souscription dans les conditions prévues ci-dessus, soit par attribution gratuite aux propriétaires d'actions anciennes ;
- constate que, le cas échéant, la délégation susvisée emporte de plein droit au profit des porteurs de valeurs mobilières donnant accès à terme à des actions de la société susceptibles d'être émises, renonciation des actionnaires à leur droit préférentiel de souscription aux actions auxquelles ces valeurs mobilières donnent droit ;
- décide de supprimer le droit préférentiel de souscription des actionnaires aux actions émises par conversion d'obligations ou par exercice de bons ;
- décide que la somme revenant, ou devant revenir, à la société pour chacune des actions émises dans le cadre de la délégation susvisée, après prise en compte, en cas d'émission de bons autonomes de souscription d'actions, du prix d'émission desdits bons, sera au moins égale à la valeur nominale des actions ;
- décide que le Conseil d'administration aura tous pouvoirs, avec faculté de subdélégation à son Président, dans les conditions fixées par la loi, pour mettre en œuvre la présente délégation, à l'effet notamment de déterminer les dates et modalités des émissions ainsi que la forme et les caractéristiques des valeurs mobilières à créer, d'arrêter les prix et conditions des émissions, de fixer les montants à émettre, de fixer la date de jouissance même rétroactive des titres à émettre, de déterminer le mode de libération des actions ou autres titres émis et, le cas échéant, de prévoir les conditions de leur rachat en Bourse, la possibilité de suspension de l'exercice des droits d'attribution d'actions attachés aux valeurs mobilières à émettre pendant un délai qui ne pourra excéder trois mois, fixer les modalités suivant lesquelles sera assurée la préservation des droits des titulaires de valeurs mobilières donnant à terme accès au capital social, et ce en conformité avec les dispositions légales et réglementaires. En outre, le Conseil ou son Président pourra procéder, le cas échéant, à toutes imputations sur la ou les primes d'émission, et notamment celle des frais entraînés par la réalisation des émissions, et prendre généralement toutes dispositions utiles et conclure tous accords pour parvenir à la bonne fin des émissions envisagées et constater la ou les augmentations de capital résultant de toute émission réalisée par l'usage de la présente délégation et modifier corrélativement les statuts ;
- en outre, en cas d'émission de titres de créance donnant accès immédiatement et/ou à terme aux actions de la société, le Conseil d'administration aura également tous pouvoirs, avec faculté de subdélégation au Président, notamment pour décider de leur caractère subordonné ou non, fixer leur taux d'intérêt et les modalités de paiement des intérêts, leur durée qui pourra être déterminée ou indéterminée, le prix de remboursement fixe ou variable avec ou sans prime, les modalités d'amortissement en fonction notamment des conditions du marché et les conditions dans lesquelles ces titres donneront droit à des actions de la société ;
- décide que la présente délégation rend caduque, à hauteur des montants non utilisés, toute autorisation antérieure de même nature.

La délégation ainsi conférée au Conseil d'administration est valable, à compter de la présente Assemblée, pour la durée prévue au troisième alinéa de l'article L 225-129-III du Code de Commerce, soit 26 mois.

- **Douzième résolution** *(Limitation de l'émission de valeurs mobilières donnant accès au capital, avec suppression du droit préférentiel de souscription)*

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales Extraordinaires, après avoir pris connaissance du rapport du Conseil d'administration et du rapport spécial des Commissaires aux comptes, et conformément aux dispositions de l'alinéa 3 de l'article L 225-129-III du Code de Commerce :
- délègue au Conseil d'administration les pouvoirs nécessaires à l'effet de procéder, en une ou plusieurs fois, dans les proportions et aux époques qu'il appréciera, tant en France qu'à l'étranger, à l'émission d'actions de la société ainsi que de toutes valeurs mobilières de quelque nature que ce soit (y compris des titres de créance) donnant accès, de quelque manière que ce soit, immédiatement et/ou à terme, à des actions de la société, y compris si ces valeurs

d'actions aux dirigeants sociaux et à certains membres du personnel dans le cadre de plans d'options d'achat d'actions, de leur conservation, de leur transfert par tout moyen notamment par échange de titres, par cession sur un marché réglementé ou de gré à gré, de l'annulation ultérieure des actions dans les conditions fixées par l'Assemblée Générale Extraordinaire, ou encore en vue de la mise en œuvre d'une politique de gestion patrimoniale et financière.
Les achats, cessions ou transferts de ces actions pourront être effectués, à tout moment, dans le respect de la réglementation en vigueur, et par tous moyens y compris par cession de bloc ou par utilisation de produits dérivés admis aux négociations sur un marché réglementé ou de gré à gré.
Le prix maximum d'achat ne pourra excéder 75 euros par action, soit un montant maximal d'achat de 6 777 117 000 euros. Le prix minimum de vente ne pourra être inférieur à 35 euros par action.
Ces prix sont fixés sous réserve des ajustements liés aux éventuelles opérations sur le capital de la société.
L'Assemblée Générale donne tous pouvoirs au Conseil d'administration avec faculté de subdélégation, pour passer tous ordres de Bourse, conclure tous accords, effectuer toutes déclarations et toutes formalités et, d'une manière générale, faire le nécessaire pour l'application de la présente autorisation.
La présente autorisation est donnée pour une durée de dix-huit mois.
Le Conseil d'administration donnera aux actionnaires dans son rapport à l'Assemblée générale annuelle les informations relatives aux achats, aux transferts, aux cessions ou aux annulations d'actions ainsi réalisés.
Cette autorisation rend caduque, à hauteur des montants non utilisés à ce jour, toute autorisation précédente de même nature.

- **Septième résolution** *(Renouvellement du mandat d'un administrateur)*

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales Ordinaires, renouvelle le mandat d'administrateur de M. Louis Schweitzer, pour une durée de 3 ans qui prendra dès lors fin à l'issue de l'Assemblée Générale Ordinaire appelée à statuer en 2007 sur les comptes de l'exercice 2006.

- **Huitième résolution** *(Renouvellement du mandat d'un administrateur)*

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales Ordinaires, renouvelle le mandat d'administrateur de M. Lindsay Owen-Jones, pour une durée de 3 ans qui prendra dès lors fin à l'issue de l'Assemblée Générale Ordinaire appelée à statuer en 2007 sur les comptes de l'exercice 2006.

- **Neuvième résolution** *(Non-renouvellement de mandat d'administrateur)*

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales Ordinaires, prend acte que M. David Peake ne demande pas le renouvellement de son mandat d'administrateur qui vient à expiration lors de la présente Assemblée, et décide de ne pas pourvoir à son remplacement.

- **Dixième résolution** *(Pouvoirs pour formalités)*

L'Assemblée Générale donne tous pouvoirs au porteur d'un original, d'une copie ou d'un extrait du procès-verbal de la présente Assemblée pour effectuer toutes les formalités légales ou administratives et faire tous dépôts et publicité prévus par la législation en vigueur.

## PARTIE EXTRAORDINAIRE

- **Onzième résolution** *(Émission, avec maintien du droit préférentiel de souscription, de valeurs mobilières donnant accès au capital)*

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales Extraordinaires, après avoir pris connaissance du rapport du Conseil d'administration et du rapport spécial des Commissaires aux comptes, et conformément aux dispositions de l'alinéa 3 de l'article L 225-129-III du Code de Commerce :
- délègue au Conseil d'administration les pouvoirs nécessaires à l'effet de procéder, en une ou plusieurs fois, dans les proportions et aux époques qu'il appréciera, tant en France qu'à l'étranger, à l'émission d'actions de la société ainsi que de toutes valeurs mobilières de quelque nature que ce soit (y compris des titres de créance) donnant accès, de quelque manière que ce soit, immédiatement et/ou à terme, à des actions de la société, y compris si ces valeurs mobilières sont émises en application de l'article L 228-93 du Code de Commerce ;
- décide que le montant des augmentations de capital susceptibles d'être réalisées immédiatement et/ou à terme en vertu de la délégation susvisée, ne pourra être supérieur à 1 milliard d'euros de nominal, montant auquel s'ajoutera, le cas échéant, le montant nominal des actions supplémentaires à émettre pour préserver, conformément à la loi, les droits des porteurs de valeurs mobilières donnant droit à des actions ;
- décide, en outre, que le montant nominal des titres de créance donnant accès immédiatement et/ou à terme aux actions de la société susceptibles d'être émis en vertu de la délégation susvisée ne pourra être supérieur à 10 milliards d'euros ou à la contre-valeur de ce montant en cas d'émission en monnaie étrangère ou en unité de compte



Le Conseil d'administration rappelle, conformément à l'article 47 de la loi n° 65-566 du 12 juillet 1965, que les dividendes au titre des trois derniers exercices s'établissaient ainsi :

En euros

| Exercices | Nominal action | Nombre d'actions | Montant distribution | Dividende net | Avoir fiscal [1] | Revenu global |
|---|---|---|---|---|---|---|
| 2000 | 4,00 | 448 206 055 | 1 008 463 623,75 | 2,25 | 1,125 | 3,375 |
| 2001 | 2,00 | 886 622 994 | 1 063 947 592,80 | 1,20 | 0,60 | 1,80 |
| 2002 | 2,00 | 895 879 824 | 1 075 055 788,80 | 1,20 | 0,60 | 1,80 |

[1] *Au titre d'un impôt déjà payé au Trésor.*

L'Assemblée Générale autorise le Conseil d'administration à prélever sur le compte "Report à nouveau" les sommes nécessaires pour payer le dividende fixé ci-dessus aux actions provenant de l'exercice d'options de souscription qui serait effectué avant la date de mise en paiement du dividende.

- **Quatrième résolution** *(Rapport spécial des Commissaires aux comptes sur les opérations et conventions visées par l'article L 225-38 du Code de Commerce ayant fait l'objet d'une autorisation préalable notamment pour celles passées entre une société et ses mandataires sociaux)*

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales Ordinaires, prend acte du rapport spécial établi par les Commissaires aux comptes sur les opérations et conventions visées à l'article L 225-38 du Code de Commerce ayant constaté l'absence de telles conventions conclues au cours de l'exercice.

- **Cinquième résolution** *(Émission de titres de créance, notamment obligations et titres assimilés)*

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales Ordinaires, autorise le Conseil d'administration à procéder sur ses seules décisions, en une ou plusieurs fois, jusqu'à concurrence d'un montant nominal maximum de 30 milliards d'euros ou de la contre-valeur de ce montant, à la création et à l'émission, en France ou à l'étranger, de titres de créance (notamment obligations et titres assimilés tels que les titres subordonnés, remboursables ou à durée indéterminée et hormis les titres de créances négociables au sens de l'article L 213-1 et suivants du Code monétaire et financier), libellés soit en euro, soit en monnaie étrangère ou en unité monétaire quelconque établie par référence à plusieurs monnaies, avec ou sans garantie hypothécaire ou autre, dans les proportions, sous les formes et aux époques, taux et conditions d'émission et d'amortissement qu'il jugera convenables.

L'Assemblée confère tous pouvoirs au Conseil d'administration, avec faculté de subdélégation au Président ou à un administrateur, en vue de la réalisation de ces émissions et précise qu'il aura toute latitude pour déterminer leurs conditions et fixer toutes les caractéristiques des titres, étant entendu que les obligations ou titres assimilés pourront comporter notamment un taux d'intérêt fixe ou variable et une prime de remboursement au-dessus du pair, fixe ou variable, ladite prime s'ajoutant au montant maximum ci-dessus fixé. Pour les émissions en devises, l'imputation sur le montant de l'autorisation susvisée s'effectuera sur la base du cours de ladite devise au jour de l'émission considérée.

Cette autorisation est valable pour une période de 26 mois à compter du jour de la présente décision.

Cette autorisation rend caduque, à hauteur des montants non utilisés à ce jour, toute autorisation précédente de même nature.

- **Sixième résolution** *(Achat d'actions de la société)*

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales Ordinaires, après avoir pris connaissance du rapport du Conseil d'administration et de la note d'information visée par l'Autorité des marchés financiers, autorise le Conseil d'administration, conformément aux dispositions de l'article L 225-209 du Code de Commerce, à acquérir un nombre d'actions représentant jusqu'à 10 % du nombre des actions composant son capital social, soit un achat maximal de 90 361 560 actions.

L'Assemblée Générale décide que les acquisitions d'actions pourront notamment être effectuées en vue de la régularisation des cours, de l'achat et de la vente en fonction des situations de marché, de la remise d'actions à titre d'échange ou de paiement dans le cadre d'opérations de croissance externe ou à l'occasion d'émissions de titres donnant accès au capital, de l'attribution ou de la cession des actions aux salariés dans le cadre de la participation aux fruits de l'expansion de l'entreprise, de plans d'actionnariat



# ASSEMBLÉE GÉNÉRALE MIXTE DU 28 MAI 2004

# PROJET DE RÉSOLUTIONS

## PARTIE ORDINAIRE

○ **Première résolution** *(Approbation des bilan et compte de résultat consolidés de l'exercice clos le 31 décembre 2003)*

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales Ordinaires, après avoir pris connaissance des rapports du Conseil d'administration et des Commissaires aux comptes sur l'exercice clos le 31 décembre 2003, approuve le bilan consolidé au 31 décembre 2003 et le compte de résultat consolidé de l'exercice 2003.

○ **Deuxième résolution** *(Approbation du bilan et du compte de résultat sociaux de l'exercice clos le 31 décembre 2003)*

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales Ordinaires, après avoir pris connaissance des rapports du Conseil d'administration et des Commissaires aux comptes sur l'exercice clos le 31 décembre 2003, approuve le bilan social au 31 décembre 2003 et le compte de résultat social de l'exercice 2003. Elle arrête le résultat net après impôts à 2 358 756 301,88 euros.

○ **Troisième résolution** *(Affectation du résultat de l'exercice clos le 31 décembre 2003 et mise en distribution du dividende)*

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales Ordinaires, décide l'affectation des résultats de la manière suivante :

| En euros | |
|---|---|
| Bénéfice net de l'exercice | 2 358 756 301,88 |
| Report à nouveau bénéficiaire | 6 110 425 156,15 |
| **Total** | **8 469 181 458,03** |
| Dotation à la réserve légale à caractère de réserve spéciale des plus-values à long terme | 856 423,20 |
| Dotation à la réserve spéciale des plus-values à long terme | 102 919 700,80 |
| Dotation à la réserve spéciale d'investissements | 36 193 223,00 |
| Dividende | 1 310 242 625,80 |
| Report à nouveau | 7 018 969 485,23 |
| **Total** | **8 469 181 458,03** |

Le dividende global d'un montant de 1 310 242 625,80 euros à verser aux actionnaires de BNP Paribas correspond à une distribution de 1,45 euro par action au nominal de 2,00 euros assortie d'un avoir fiscal au titre d'un impôt déjà payé au Trésor de 0,725 euro pour les actionnaires personnes physiques et les sociétés bénéficiant du régime des sociétés mères, portant le montant global à 2,175 euros, étant précisé que tous pouvoirs sont donnés au Conseil d'administration pour faire inscrire au compte "Report à nouveau" la fraction du dividende correspondant aux actions autodétenues par BNP Paribas.

Le dividende de l'exercice 2003 sera détaché de l'action le 11 juin 2004 et payable en espèces à partir de cette date.



## TABLE DE CONCORDANCE AMF



## COMMISSAIRES AUX COMPTES SUPPLÉANTS

M. Michel Barbet-Massin (125, rue de Montreuil 75011 Paris), M. Richard Olivier (41, rue Ybry 92576 Neuilly-sur-Seine Cedex) et M. Pierre Coll (32, rue Guersant 75017 Paris) ont été nommés commissaires aux comptes suppléants lors de l'Assemblée Générale du 23 mai 2000 pour une durée de 6 exercices qui expirera à l'issue de l'Assemblée Générale Ordinaire appelée à statuer en 2006 sur les comptes de l'exercice clos le 31 décembre 2005.

## RESPONSABLE DE L'INFORMATION

FINANCES-DÉVELOPPEMENT GROUPE
M. Philippe Bordenave



14 de l'annexe aux comptes annuels). Dans le cadre de notre appréciation de ces estimations, nous avons examiné le dispositif de contrôle relatif au suivi des risques de crédit, à l'appréciation des risques de non-recouvrement et à leur couverture par des provisions spécifiques et générales ;

- BNP Paribas utilise des modèles internes pour la valorisation des positions sur instruments financiers qui ne sont pas cotés sur des marchés organisés (note 1 de l'annexe). Dans le cadre de notre appréciation de ces estimations, nous avons examiné le dispositif de contrôle relatif à la vérification des modèles et à la détermination des paramètres utilisés ;
- les titres de participation et autres titres détenus à long terme sont évalués à leur valeur d'utilité en retenant une approche multicritère (note 1 de l'annexe). Dans le cadre de notre appréciation de ces estimations, nous avons examiné les éléments ayant conduit à la détermination de valeurs d'utilité pour les principales lignes du portefeuille.

Votre société a constitué au 31 décembre 2003 (note 38 de l'annexe aux comptes consolidés et note 29 de l'annexe aux comptes annuels) une provision pour tenir compte des conséquences de la loi n° 2003-775 du 21 août 2003 portant réforme des retraites en France sur les indemnités de fin de carrière. Dans le cadre de notre appréciation de cette estimation, nous avons examiné les hypothèses et modalités de calcul retenues ; nous avons par ailleurs examiné la conformité du traitement comptable retenu avec les options offertes par l'avis du Comité d'urgence du Conseil National de la Comptabilité du 21 janvier 2004.

Nous avons procédé à l'appréciation du caractère raisonnable de ces estimations.

Les appréciations que nous avons portées sur ces éléments s'inscrivent dans le cadre de notre démarche d'audit qui porte sur les comptes annuels et consolidés pris dans leur ensemble et contribuent à la formation de l'opinion exprimée dans la première partie du rapport général et du rapport sur les comptes consolidés.
Les comptes annuels et les comptes consolidés pour l'exercice clos le 31 décembre 2002 arrêtés par le Conseil d'administration de BNP Paribas ont fait l'objet d'un audit par nos soins, selon les normes professionnelles applicables en France, et ont été certifiés sans réserve avec l'observation qui figure dans notre rapport général et dans notre rapport sur les comptes consolidés relative à la note 1 de l'annexe qui expose les changements de modalités d'évaluation de la valeur d'utilité des titres de participation et autres titres détenus à long terme.

Les comptes annuels et les comptes consolidés pour l'exercice clos le 31 décembre 2001 arrêtés par le Conseil d'administration de BNP Paribas ont fait l'objet d'un audit par nos soins, selon les normes professionnelles applicables en France, et ont été certifiés sans réserve avec l'observation qui figure dans notre rapport sur les comptes consolidés relative à la note 1 de l'annexe qui expose les changements de méthode résultant de l'application des nouvelles règles de consolidation applicables aux compagnies d'assurances définies par le règlement CRC n° 2000-05 du 7 décembre 2000.

Sur la base de ces diligences, et compte tenu des observations rappelées ci-dessus, nous n'avons pas d'observation à formuler sur la sincérité des informations portant sur la situation financière et les comptes présentées dans ce document de référence.

Neuilly-sur-Seine, Paris et La Défense, le 16 mars 2004
Les Commissaires aux comptes

**Barbier Frinault & Autres**
Ernst & Young
Christian Chiarasini Radwan Hoteit

**PricewaterhouseCoopers Audit**
Étienne Boris

**Mazars & Guérard**
Mazars
Hervé Hélias



# RESPONSABLES DU CONTRÔLE DES COMPTES

## NOMS ET ADRESSES DES COMMISSAIRES AUX COMPTES

Pour les exercices 2001, 2002 et 2003

**Barbier Frinault & Autres**
Représenté par Christian Chiarasini et Radwan Hoteit
41, rue Ybry 92576 Neuilly-sur-Seine Cedex

**PricewaterhouseCoopers Audit**
(anciennement Befec-Price Waterhouse)
Représenté par Étienne Boris
32, rue Guersant - 75017 Paris

**Mazars & Guérard**
Représenté par Hervé Hélias
125, rue de Montreuil 75011 Paris

- Barbier Frinault & Autres a été renouvelé en tant que Commissaire aux comptes lors de l'Assemblée Générale du 23 mai 2000 pour une durée de 6 exercices qui expirera à l'issue de l'Assemblée Générale Ordinaire appelée à statuer en 2006 sur les comptes de l'exercice clos le 31 décembre 2005. Son premier mandat date de l'Assemblée Générale du 26 mai 1988.
  Barbier Frinault & Autres représenté par MM. Christian Chiarasini et Radwan Hoteit est membre du réseau Ernst & Young depuis le 5 septembre 2002.

- PricewaterhouseCoopers Audit (anciennement Befec-Price Waterhouse) a été renouvelé en tant que Commissaire aux comptes lors de l'Assemblée Générale du 23 mai 2000 pour une durée de 6 exercices qui expirera à l'issue de l'Assemblée Générale Ordinaire appelée à statuer en 2006 sur les comptes de l'exercice clos le 31 décembre 2005. Son premier mandat date de l'Assemblée Générale du 26 mai 1994.
  PricewaterhouseCoopers Audit (anciennement Befec-Price Waterhouse) représenté par M. Étienne Boris est membre du réseau PricewaterhouseCoopers.

- Mazars & Guérard a été nommé Commissaire aux comptes lors de l'Assemblée Générale du 23 mai 2000 pour une durée de 6 exercices qui expirera à l'issue de l'Assemblée Générale Ordinaire appelée à statuer en 2006 sur les comptes de l'exercice clos le 31 décembre 2005.
  Mazars & Guérard a été représenté par feu M. Yves Bernheim puis par M. Hervé Hélias.

## ATTESTATION DES COMMISSAIRES AUX COMPTES

En notre qualité de Commissaires aux comptes de BNP avons procédé, conformément aux normes professionnelles applicables en France, à la vérification des informations portant sur la situation financière et les comptes historiques données dans le présent document de référence.

Ce document de référence a été établi sous la responsabilité du Directeur Général de BNP Paribas. Il nous appartient d'émettre un avis sur la sincérité des informations qu'il contient sur la situation financière et les comptes.

Nos diligences ont consisté, conformément aux normes professionnelles applicables en France, à apprécier la sincérité des informations portant sur la situation financière et les comptes et à vérifier leur concordance avec les comptes ayant fait l'objet d'un rapport. Elles ont également consisté à lire les autres informations contenues dans le document de référence, afin d'identifier, le cas échéant, les incohérences significatives avec les informations portant sur la situation financière et les comptes, et de signaler les informations manifestement erronées que nous aurions relevées sur la base de notre connaissance générale de la société acquise dans le cadre de notre mission. Ce document de référence ne contient pas de données prévisionnelles isolées résultant d'un processus d'élaboration structuré.

Les comptes annuels et les comptes consolidés pour l'exercice clos le 31 décembre 2003 arrêtés par le Conseil d'administration de BNP Paribas ont fait l'objet d'un audit par nos soins, selon les normes professionnelles applicables en France, et ont été certifiés sans réserve avec les observations qui figurent dans notre rapport général et dans notre rapport sur les comptes consolidés et portant sur la note 1 de l'annexe qui expose les changements de méthodes comptables résultant de l'application du règlement CRC n° 2002-03 relatif au traitement comptable du risque de crédit et du règlement CRC n° 2002-10 relatif à l'amortissement et à la dépréciation des actifs.

Par ailleurs, en application des dispositions de l'article L 225-235 du Code de commerce relatives à la justification de nos appréciations, qui s'appliquent pour la première fois à cet exercice, nous avons porté à votre connaissance, dans notre rapport général et dans notre rapport sur les comptes consolidés, les éléments suivants :

Le provisionnement des risques de crédit, la valorisation des instruments financiers et l'évaluation des portefeuilles de titres de participation et autres titres détenus à long terme constituent des domaines d'estimation comptable significative dans toute activité bancaire :

- BNP Paribas constitue des provisions pour couvrir les risques de crédit inhérents à ses activités (notes 1, 4, 8 et



# ATTESTATIONS SUR LE DOCUMENT DE RÉFÉRENCE

## RESPONSABLE DU DOCUMENT DE RÉFÉRENCE

### PERSONNE QUI ASSUME LA RESPONSABILITÉ DU DOCUMENT DE RÉFÉRENCE

M. Baudouin Prot, Directeur Général

### ATTESTATION DU RESPONSABLE DU DOCUMENT DE RÉFÉRENCE

À ma connaissance, les données du présent document de référence sont conformes à la réalité ; elles comprennent toutes les informations nécessaires aux investisseurs pour fonder leur jugement sur le patrimoine, l'activité, la situation financière, les résultats et les perspectives de l'émetteur ; elles ne comportent pas d'omissions de nature à en altérer la portée.

Fait à Paris, le 16 mars 2004
LE DIRECTEUR GÉNÉRAL
Baudouin Prot



# RAPPORT SPÉCIAL DES COMMISSAIRES AUX COMPTES SUR LES CONVENTIONS RÉGLEMENTÉES

## EXERCICE CLOS LE 31 DÉCEMBRE 2003

**Barbier Frinault & Autres**
Ernst & Young
41, rue Ybry
92576 Neuilly-sur-Seine Cedex

**PricewaterhouseCoopers Audit**
32, rue Guersant
75017 Paris

**Mazars & Guérard**
Mazars
Le Vinci - 4, allée de l'Arche
92075 Paris La Défense

Aux Actionnaires
BNP Paribas
16, boulevard des Italiens
75009 Paris

Mesdames, Messieurs,

En notre qualité de Commissaires aux comptes de votre société, nous vous présentons notre rapport sur les conventions réglementées.

Il ne nous appartient pas de rechercher l'existence de conventions mais de vous communiquer, sur la base des informations qui ont été données, les caractéristiques et les modalités essentielles de celles dont nous avons été avisés, sans avoir à nous prononcer sur leur utilité et leur bien-fondé. Il vous appartient, selon les termes de l'article 92 du décret du 23 mars 1967, d'apprécier l'intérêt qui s'attachait à la conclusion de ces conventions en vue de leur approbation.

**Conventions autorisées au cours de l'exercice**

Nous vous informons qu'il ne nous a été donné avis d'aucune convention conclue au cours de l'exercice et visée à l'article L 225-38 du Code de Commerce.

**Conventions approuvées au cours d'exercices antérieurs dont l'exécution s'est poursuivie durant l'exercice**

Par ailleurs, en application du décret du 23 mars 1967, nous avons été informés que l'exécution des conventions suivantes, approuvées au cours d'exercices antérieurs, s'est

○ *Protocole d'accord avec le groupe Axa*
Axa et Finaxa
Les groupes BNP Paribas et Axa ont signé le 12 septembre 2001 un protocole d'accord consistant à assurer le maintien de leurs participations minimales (respectivement de 4,9 % d'Axa dans BNP Paribas et de 22,25 % de BNP Paribas dans Finaxa) et à se concéder un droit de préemption mutuel à l'échéance du protocole portant sur une participation minimale ainsi qu'une option d'achat réciproque en cas de changement de contrôle du capital de l'un d'eux.
Le groupe Axa s'engage, en outre, à assurer la liquidité de la participation de BNP Paribas dans Finaxa.
Le protocole est conclu pour une période de trois ans à compter de sa signature, renouvelable ensuite par tacite reconduction pour des périodes successives de trois ans chacune, sauf dénonciation par l'une des parties avec un préavis de trois mois avant chaque échéance.

○ *Garantie des administrateurs*
Contrats d'assurance souscrits auprès de la compagnie Chubb.
Les contrats souscrits par votre société auprès de la compagnie Chubb visant à prémunir les dirigeants et administrateurs de ses filiales et succursales des conséquences pécuniaires et des frais de défense au cas où une action en responsabilité serait intentée à leur encontre, dans le cadre de l'exercice de leurs fonctions, ont été poursuivis dans leurs principes et leurs conditions.

Nous avons effectué nos travaux selon les normes professionnelles applicables en France ; ces normes requièrent la mise en œuvre de diligences destinées à vérifier la concordance des informations qui ont été données avec les documents de base dont elles sont issues.

Fait à Neuilly-sur-Seine, Paris et La Défense, le 16 mars 2004
Les Commissaires aux comptes

**Barbier Frinault & Autres**
Ernst & Young
Christian Chiarasini Radwan Hoteit

**PricewaterhouseCoopers Audit**
Étienne Boris

**Mazars & Guérard**
Mazars



# RENSEIGNEMENTS DE CARACTÈRE GÉNÉRAL

## CADRE JURIDIQUE DE BNP PARIBAS

### DÉNOMINATION ET SIÈGE SOCIAL

BNP Paribas
16, boulevard des Italiens
75009 Paris
Les documents relatifs à la société peuvent être consultés au siège social.

### REGISTRE DU COMMERCE ET DES SOCIÉTÉS ET CODE APE

662 042 449 RCS Paris
Code APE 651 C.

### DURÉE ET EXERCICE SOCIAL

Sa durée est de 99 ans à compter du 17 septembre 1993. Son exercice social s'étend du 1er janvier au 31 décembre de chaque année.

### FORME, LÉGISLATION ET OBJET SOCIAL

BNP Paribas est une société anonyme agréée en qualité de banque en application des dispositions du Code monétaire et financier (Livre V, Titre 1er) relatives aux établissements du secteur bancaire. La société a été fondée suivant un décret du 26 mai 1966.

Outre les règles particulières liées à son statut d'établissement du secteur bancaire, BNP Paribas est régie par les dispositions du Code de Commerce relatives aux sociétés commerciales, ainsi que par ses statuts et par les règles particulières liées à sa qualité d'établissement de crédit. Elle a pour objet (article 3 des statuts), dans les conditions déterminées par la législation et la réglementation applicable aux établissements de crédit ayant reçu l'agrément du Comité des établissements de crédit et des entreprises d'investissement en tant qu'établissement de crédit, de fournir ou d'effectuer avec toutes personnes physiques ou morales, tant en France qu'à l'étranger : tous services d'investissement, tous services connexes aux services d'investissement, toutes opérations de banque, toutes opérations connexes aux opérations de banque, toutes prises de participations au sens du Livre III, Titre 1er relatif aux opérations de banque, et Titre II relatif aux services d'investissement et leurs services connexes, du Code monétaire et financier.

BNP Paribas peut également à titre habituel, dans les conditions définies par la réglementation bancaire, exercer toute autre activité ou effectuer toutes autres opérations que celles visées ci-dessus, et notamment toutes opérations d'arbitrage, de courtage et de commission.

D'une façon générale, BNP Paribas peut effectuer, pour elle-même et pour le compte de tiers ou en participation, toutes opérations financières, commerciales, industrielles ou agricoles, mobilières ou immobilières pouvant se rapporter directement ou indirectement aux activités ci-dessus énoncées ou susceptibles d'en faciliter l'accomplissement.

### BILAN SOCIAL

Un bilan social est publié tous les ans au mois d'avril, il est disponible en version électronique sur le site Internet www.bnpparibas.com et sur demande auprès de l'émetteur.



| Indicateurs de la loi NRE | Commentaires de l'exercice 2003 |
|---|---|
| 16. Moyens consacrés à la réduction des risques pour l'environnement. | La fonction intégrée Group Risk Management (GRM) est responsable de la gestion de l'ensemble des risques. La politique générale de crédit et la politique générale de notation ont été actualisées et indiquent de façon plus précise la prise en compte des risques environnementaux dans les financements. Ces politiques générales se déclinent en politiques spécifiques pour les métiers les plus exposés et en procédures applicables par les collaborateurs directement concernés.<br>Par ailleurs, les fonctions GPG et Imex contribuent au contrôle des risques environnementaux directs. |
| 17. Organisation mise en place pour faire face aux accidents de pollution au-delà des établissements de la société. | Toute situation de crise est gérée par un comité ad hoc impliquant les plus hauts responsables du groupe.<br>Comme il le fait naturellement quand ses clients sont victimes de catastrophes écologiques, le réseau de banque de proximité en France a pris un ensemble de mesures pour venir en aide aux victimes des inondations dans le midi de la France en proposant au travers des agences une enveloppe financière de 10 millions d'euros utilisable sous forme de crédits relais à taux zéro et sans frais de dossiers sur les indemnités d'assurance à recevoir, et de crédits de rééquipement à taux privilégié sans frais de dossier sur sept ans.<br>À cette occasion, la filiale Cetelem a mis en œuvre son dispositif catastrophe déjà appliqué lors de la tempête de 1999, lors des inondations dans l'Aude et dans la Somme, ainsi qu'après l'explosion de l'usine AZF à Toulouse. |
| 18. Montant des provisions et garanties pour risques en matière d'environnement. | Néant. |
| 19. Montant des indemnités versées sur décision de justice en matière d'environnement. | Néant. |
| 20. Éléments sur les objectifs assignés aux filiales à l'étranger (points 1 à 16). | Le référentiel des principes d'action du groupe, notamment le Pacte Mondial et les dix orientations de la responsabilité environnementale du groupe, constituent des directives qui s'imposent à tous les salariés quels que soient leur activité et le pays où ils l'exercent.<br>Les pôles d'activité assurent la mise en œuvre des principes d'action du groupe dans toutes les entités qui leur sont rattachées, y compris dans les filiales et les territoires. |



| Indicateurs de la loi NRE | Commentaires de l'exercice 2003 |
| --- | --- |
| 9. Traitement des déchets. | L'effort de systématisation du recyclage des produits papetiers s'est poursuivi : 4 569 tonnes ont été collectées, dont 1 706 par le Centre de Saran.<br>En 2003, trois pilotes de collecte de cartouches de toner usagées ont été institués, la généralisation du processus sélectionné à cet effet s'étendra sur toute la France en 2004. Ce processus sera dupliqué à l'identique dans les grands sites internationaux.<br>Les fournisseurs sont choisis en tenant compte de leur engagement de récupérer et de retraiter les matériels en fin de cycle, dans le respect de l'environnement : cartouches d'imprimantes, matériels informatiques, GAB, matériels d'impression, câbles électriques ou fibres, batteries, tubes fluorescents, choix de produits verts pour les fournitures de bureau. |
| 10. Mesures prises pour limiter les atteintes à l'équilibre biologique. | BNP Paribas met actuellement en œuvre une démarche climatisation afin de réduire l'utilisation des fluides frigorifiques progressivement remplacés par l'usage de l'eau. Par ailleurs, le recours à tout nouveau système à évaporation est désormais prohibé au sein du groupe, les systèmes existants étant en cours de remplacement rapide. |
| 11. Mesures prises pour assurer la conformité de l'activité aux dispositions législatives. | Une fonction centrale, Immeubles d'Exploitation (Imex), est responsable de l'élaboration de guides opératoires, assurant la conformité de la gestion technique de l'immobilier aux dispositions réglementaires applicables sur tout le territoire national.<br>Global Procurement Group (GPG) établit son guide immobilier en s'appuyant sur les réglementations les plus strictes des pays où est installé BNP Paribas. Ce guide opératoire s'applique à l'ensemble des sites internationaux. GPG valide tous les chantiers importants dans le monde et audite tous les nouveaux immeubles centraux lors d'acquisitions de sociétés. |
| 12. Démarches d'évaluation ou de certification entreprises en matière d'environnement. | BNP Paribas figure dans quatre des principaux indices qui font référence en matière d'investissement socialement responsable: Dow Jones SI World, Dow Jones SI Stoxx, FTSE4Good et Aspi Eurozone.<br>La notation attribuée au groupe pour ses performances environnementales par le cabinet Innovest s'est améliorée en 2003. |
| 13. Dépenses engagées pour prévenir les conséquences de l'activité sur l'environnement. | Comme en témoignent les dix orientations retenues par le groupe pour assumer sa responsabilité environnementale, les actions de prévention sont totalement transversales et n'ont pas vocation à faire l'objet d'une comptabilisation spécifique. |
| 14. Existence de services internes de gestion de l'environnement. | Le pilotage des impacts environnementaux directs du groupe se répartit entre les fonctions Imex et GPG qui disposent de l'expertise nécessaire. Il n'est pas envisagé de créer de structure spécifique. |
| 15. Formation et information des salariés. | Les dix orientations de la responsabilité environnementale du groupe applicables à tous les salariés figurent sur le site Intranet de BNP Paribas.<br>Un bouquet de services développement durable, également accessible par tous sur l'Intranet, présente les principaux textes de référence, les actions menées par le groupe, les actualités et la notation des agences.<br>Les guides opératoires Imex peuvent aussi être consultés par ce moyen. L'initiation aux principes environnementaux des responsables des moyens généraux est organisée par GPG lors de séminaires transversaux. |



## Tableau récapitulatif de l'Annexe loi NRE - Environnement

| Indicateurs de la loi NRE | Commentaires de l'exercice 2003 |
|---|---|
| 1. Consommation de ressources en eau. | La consommation d'*eau potable* sur le périmètre des immeubles parisiens et de la proche couronne (600 000 $m^2$ sur 1,95 million de $m^2$ occupés par BNP Paribas SA en France) est estimée à 320 000 $m^3$.<br>Pour l'*eau glacée*, la consommation estimée en 2003 s'établit à 15,4 GWh, la surconsommation engendrée par la canicule ayant été compensée par les mesures d'optimisation des systèmes de climatisation prises dans l'année. |
| 2. Consommation de matières premières. | La déploiement du e-procurement en 2003 permettra de fournir des outils de compilation des consommations des matières premières au plan mondial.<br>Au-delà du volume annuel de ramettes estimé pour le groupe en France en 2003 : 800 000 ramettes, de même ordre qu'en 2002, 3 390 tonnes de papier bobine et de papier préimprimés ont été commandées en 2003 par les centres éditiques et informatiques de BNP Paribas SA métropole. |
| 3. Consommation d'énergie. | L'estimation de la consommation d'électricité pour le groupe en France atteint 275 GWh. Le processus de collecte de ces consommations au plan international sera initié en 2004. |
| 4. Mesures prises pour améliorer l'efficacité énergétique. | L'autoproduction d'électricité au moyen de groupes électrogènes dans la proche couronne parisienne a été arrêtée. Des systèmes de gestion technique centralisée permettant l'optimisation des flux d'énergie en métropole ont été installés. L'utilisation de tubes électriques à basse consommation et longue durée de vie se généralise progressivement. |
| 5. Recours aux énergies renouvelables. | Lors de la renégociation en 2003 des contrats d'approvisionnement en électricité des six sites éligibles de BNP Paribas en France - les plus gros consommateurs - , il a été spécifié que 15 % de l'électricité livrée devait être de source renouvelable afin d'atteindre pour ces sites les objectifs nationaux en la matière. |
| 6. Conditions d'utilisation des sols. | Un immeuble construit par le groupe Meunier a obtenu le Prix de l'Immeuble de l'Année, concours organisé dans le cadre de la seconde édition du Simi. |
| 7. Rejets dans l'air, l'eau et le sol. | Une démarche de calcul des rejets de $CO_2$ est engagée sur plusieurs sites pilotes représentatifs, permettant d'évaluer les rejets du groupe, de mesurer les plus forts enjeux et les plus importantes marges d'amélioration. |
| 8. Nuisances sonores et olfactives. | Dans le cadre du chantier portant sur la rénovation de l'immeuble BNP Paribas situé rue Sainte-Cécile, des mesures ont été prises par Meunier Promotion pour donner suite à plusieurs réunions avec les riverains :<br>• abandon du projet initial de tours réfrigérantes pour adopter un raccordement au réseau d'eau glacée Climespace en dépit des surcoûts qu'entraîne cette solution ;<br>• aménagement des horaires d'intervention des engins de chantier pour en atténuer les nuisances sonores. |



| Indicateurs de la loi NRE | Commentaires de l'exercice 2003 |
|---|---|
| 27. Importance de la sous-traitance – Méthodes selon lesquelles la société promeut auprès de ses sous-traitants les dispositions des conventions fondamentales de l'OIT. | La fonction Global Procurement Group - GPG - centralise tous les contrats d'achats de matériels ou de services dont le montant unitaire annuel est supérieur à un million d'euros et ne contracte qu'avec des fournisseurs qui s'engagent à respecter les conventions de l'Organisation Internationale du Travail – OIT -, notamment en ce qui concerne l'âge minimum et le travail des enfants, la liberté syndicale, le droit d'organisation et de négociation collective, le travail forcé ou obligatoire, l'égalité de rémunération entre femmes et hommes, les discriminations dans l'emploi, le temps de travail ainsi que le salaire minimum. |
| 28. Méthodes selon lesquelles la société s'assure du respect par ses filiales des dispositions des conventions fondamentales de l'OIT. Méthodes selon lesquelles les filiales étrangères de l'entreprise prennent en compte l'impact de leurs activités sur le développement régional et les populations locales. | L'ensemble des actions devant être mises en œuvre au sein du groupe pour assurer une gestion des ressources humaines cohérente et efficace a été structuré par les différents éléments d'un référentiel intégrant une charte de responsabilité de la fonction, un recueil de directives, un guide des bonnes pratiques et une méthodologie d'audit.<br>Le recueil des directives intègre de façon explicite le respect des dispositions des conventions fondamentales de l'OIT. Ces directives, accessibles à tous les salariés sur l'Intranet, s'appliquent à toutes les entités du groupe, quels que soient les métiers et les pays où ils sont exercés.<br>Au-delà des contrôles hiérarchiques définis dans le système de contrôle interne du groupe, la responsabilité de la vérification de la conformité à ces directives est du ressort des équipes d'audit et de l'inspection. |



| Indicateurs de la loi NRE | Commentaires de l'exercice 2003 |
|---|---|
| 23. Emploi et insertion des travailleurs handicapés dans l'entreprise. | Une étude sur la qualité de l'intégration des collaborateurs handicapés dans l'entreprise a été réalisée en juillet et août 2003 par l'association Handicoach. Cette étude fait un constat favorable sur le dispositif d'accueil et d'intégration et suggère quelques améliorations.<br>Au 31 décembre 2003, le nombre de collaborateurs handicapés au sein de BNP Paribas SA exprimé en unités de handicap ne devrait pas enregistrer de variation sensible par rapport à 2002 (1 025 unités). Le chiffre définitif sera communiqué dans le bilan social. |
| 24. Les œuvres sociales. | Les activités sociales et culturelles à caractère national sont gérées par le comité central d'entreprise, les services de proximité sont gérés par les comités d'établissement locaux.<br>Ces prestations vont de l'organisation de séjours de vacances pour les enfants et les salariés, à la participation aux frais de repas, à l'aide sociale aux familles et à la mise à disposition de bibliothèques, de discothèques, vidéothèques, médiathèques et d'abonnements à tarifs réduits pour des théâtres et cinémas.<br>Par ailleurs, une association sportive et culturelle offre la possibilité de pratiquer différents sports collectifs et de nombreuses activités culturelles.<br>La ventilation du budget des œuvres sociales figure dans le bilan social de BNP Paribas SA. |
| 25. Les relations entretenues par la société avec les associations d'insertion, les établissements scolaires, les associations de défense de l'environnement, les associations de consommateurs et les populations riveraines. | Les entités du réseau bancaire en France ont recensé plus de 800 partenariats locaux en 2003, essentiellement avec des établissements d'enseignement dans le cadre d'accords formalisés ou non.<br>Ces relations avec des établissements d'enseignement s'établissent principalement au travers d'offres de stages, de contrats d'apprentissage ou de qualification.<br>L'entreprise travaille en partenariat avec le Greta – centres de formation continue pour adultes – et avec le Centre de Formation de la Profession Bancaire (CFPB).<br>Les relations avec les associations de consommateurs sont assurées au plan national par le département Qualité et Relations Consommateurs du métier retail au sein du pôle Banque de Détail en France.<br>La Fondation BNP Paribas met en place des partenariats dans les domaines culturel, médical et humanitaire. En matière d'insertion, elle développe notamment des partenariats étroits avec l'Association pour le Droit à l'Initiative Économique – Adie – et l'Association de la Fondation Étudiante pour la Ville (Afev).<br>L'Institut des Cent Arpents, centre d'aide par le travail créé en 1981 par la BNP et géré par la Mutuelle BNP Paribas, accueille 95 personnes handicapées.<br>Plus largement, les entités hors de France disposent de partenariats associatifs très divers, notamment aux États-Unis, au Royaume-Uni et en Suisse. |
| 26. Méthodes selon lesquelles l'entreprise prend en compte l'impact territorial de ses activités en matière d'emploi et de développement régional. | À la différence des sites industriels dont les impacts territoriaux peuvent être structurants en terme d'emplois, la Banque de Détail est constituée d'un réseau de commerces de proximité dont l'évolution accompagne les flux de population sur les territoires et dans les grandes agglomérations. Au travers de ce réseau, la banque accompagne et favorise le développement économique local en finançant le développement de ses clients. |



| Indicateurs de la loi NRE | Commentaires de l'exercice 2003 |
|---|---|
| 21. Les conditions d'hygiène et de sécurité. | 18 000 personnes ont été vues en consultation par un médecin du travail et ont bénéficié de conseils pour optimiser leur capital santé : conseils diététiques, hygiène de vie, conseils en prévention cancer, aide personnalisée à la gestion du stress.<br>- *Dépistage des sujets à risque au niveau cardio-vasculaire :* 203 bilans biologiques réalisés dans le service de santé au travail, occasionnant 7 bilans hospitaliers en service de cardiologie.<br>- *Surveillance et remise à jour du calendrier vaccinal :* 800 vaccins réalisés et 2 500 vaccins anti-grippe.<br>- *Sevrage tabagique :* 10 personnes.<br>- *Orientations :* suite à un examen médical, 3 500 collaborateurs ont été orientés vers un spécialiste.<br>- *Promotion de la santé au travail des expatriés :* mise en place de bilans de santé adaptés aux tranches d'âge des salariés et aux risques sanitaires des pays concernés. 103 bilans réalisés.<br>- *Formation aux gestes de premiers secours :*<br>• Formation initiale au secourisme : 94 ;<br>• Recyclage en 2003 : 256 ;<br>• Formation aux urgences du personnel médical : 13.<br>- *Prévention du stress post-traumatique après agression* en collaboration avec les urgences médicales de Paris : 375 collaborateurs témoins d'une agression ont bénéficié d'une consultation sur place dans l'agence concernée. 658 collaborateurs ont été suivis par le service médical et 35 ont été orientés en consultation hospitalière spécialisée en névrose post-traumatique. Les résultats de la mise en place de ce dispositif sont encourageants : on constate une nette diminution du nombre de changements définitifs de poste, un pourcentage d'arrêt de travail parmi les victimes en nette diminution, une durée moyenne de l'arrêt de travail en diminution. Huit infirmières ont été formées à la gestion du stress post-traumatique.<br>Les actions menées relatives aux conditions de vie au travail des collaborateurs ont visé l'ergonomie des postes de travail, l'éclairage, le confort thermique, la ventilation et l'hygiène des locaux de travail. |
| 22. La formation. | Voir la partie *Développement des ressources humaines – Développement des compétences.*<br>En 2003, le nombre d'heures de formation dispensées au sein de BNP Paribas SA en France s'est établi à 1,282 million. 90 % des collaborateurs ont ainsi bénéficié d'une moyenne de 36 heures de formation.<br>Pour l'ensemble du groupe en France, le nombre d'inscrits en formations diplômantes s'est établi à :<br>• 996 pour le Brevet Professionnel de Banque ;<br>• 669 pour le BTS Banque ;<br>• 229 pour l'Institut Technique de Banque. |



| Indicateurs de la loi NRE | Commentaires de l'exercice 2003 |
|---|---|
| 15. Les rémunérations. | La rémunération mensuelle moyenne pour BNP Paribas SA est de 2 758 euros en 2003.<br>• 88,5 % des salariés ont bénéficié d'une attribution au titre de la rémunération variable ;<br>• 30,4 % d'une augmentation du salaire fixe ;<br>• 11,4 % d'une promotion dans une catégorie supérieure. |
| 16. L'évolution des rémunérations. | Au terme de la négociation annuelle sur les salaires, un accord a été signé le 25 janvier 2003 portant sur :<br>• le versement d'une prime de 17 % d'une mensualité avec un plancher fixé à 500 euros ;<br>• avec la possibilité offerte aux salariés d'affecter 80 euros au fonds d'épargne salariale investi en actions BNP Paribas, cette somme étant abondée par l'entreprise à hauteur de 250 % (200 euros). |
| 17. Les charges sociales. | Charges sociales (cotisations patronales SS et Assedic) : 611,9 millions d'euros.<br>Charges de retraites (cotisations patronales retraites) : 201,8 millions d'euros.<br>Soit un total de 813,7 millions d'euros. |
| 18. Application des dispositions du Titre IV Livre IV du Code du Travail (intéressement et participation et plans d'épargne salariale). | Voir la partie *Développement des ressources humaines - Actionnariat des salariés et épargne salariale.*<br>Le montant total des actifs d'épargne salariale de BNP Paribas s'établit à 2 milliards d'euros pour environ 70 000 porteurs.<br>Au 31 décembre 2003, 4,57 % du capital étaient détenus par les salariés du groupe au travers de fonds d'épargne salariale ou servant de support aux augmentations de capital. |
| 19. Égalité professionnelle entre les hommes et les femmes de l'entreprise. | Voir la partie *Développement des ressources humaines - La diversité humaine.*<br>Sur le périmètre consolidé, la répartition de l'effectif s'établit en ETP à 49,3 % d'hommes et 50,7 % de femmes.<br>Pour BNP Paribas SA métropole : 17 994 hommes et 20 196 femmes.<br>Répartition des embauches : 1 840,8 femmes et 1 001 hommes.<br>Évolution de la proportion des femmes dans la catégorie cadres :<br>• 34 % en 2001 ;<br>• 35,7 % en 2002 ;<br>• 36,9 % en 2003.<br>Proportion de femmes dans les promotions à une catégorie supérieure :<br>• 51,6 % en 2001 ;<br>• 54,7 % en 2002 ;<br>• 55,6 % en 2003. |
| 20. Relations professionnelles et bilan des accords collectifs. | Voir la partie *Développement des ressources humaines - Le dialogue social.* |



| Indicateurs de la loi NRE | Commentaires de l'exercice 2003 |
|---|---|
| 9. Main-d'œuvre extérieure à la société. | Le recours au travail temporaire a fortement diminué en 2003 du fait de la non-reconduction de chantiers importants, telle l'arrivée de l'euro fiduciaire en 2002.<br>Le nombre moyen mensuel d'intérimaires est ainsi passé de 391 en 2002 à 160 en 2003, avec une durée moyenne de contrat ramenée de 43 à 30 jours.<br>Le montant des versements effectués à des entreprises de travail temporaire s'est établi à 5,32 millions d'euros en 2003 pour BNP Paribas SA en métropole (10,99 millions d'euros en 2002). |
| 10. Le cas échéant, informations relatives aux plans de réduction des effectifs et de sauvegarde de l'emploi, aux efforts de reclassement, aux réembauches et aux mesures d'accompagnement. | Ouvert sur la base du volontariat, le Plan d'Adaptation de l'Emploi (PAE) qui s'est achevé fin 2003 a permis de gérer de manière régulière et maîtrisée la diminution du nombre de postes de travail liée aux synergies réalisées lors du rapprochement de BNP et Paribas.<br>Le PAE a permis de rendre disponibles des postes nécessaires à l'adaptation et à la reconversion des salariés ayant perdu leur poste de travail.<br>Enfin, il a dégagé des marges de manœuvre pour maintenir un niveau de recrutement élevé et adapté à la préparation de la relève.<br>En 2003, 587 départs ont été validés, dont 64 en création d'entreprise. Sur l'ensemble du plan, les départs en création d'entreprise ont produit en moyenne 2,7 emplois, dont celui du créateur.<br>Voir la partie *Développement des ressources humaines - Gestion de l'emploi.* |
| 11. Organisation du temps de travail. | La durée hebdomadaire du temps de travail est de 35 heures avec des possibilités d'aménagement à 90, 80, 60 ou 50 %.<br>Pour BNP Paribas SA, un accord cadre sur les 35 heures a été négocié en 2000 au plan national pour permettre aux entités opérationnelles de négocier localement des modalités d'application prenant en compte les particularités de leurs activités et de leurs marchés.<br>L'accord d'entreprise signé en 2002 sur le travail de nuit en limite le champ d'application. Sont essentiellement concernés certains salariés des deux Centres de Relation Clientèle et des deux plates-formes nationales d'édition. |
| 12. Durée de travail pour le salarié à temps plein. | En France, la règle générale concernant l'horaire moyen hebdomadaire d'un salarié à temps complet est de 35 heures.<br>À titre indicatif, la durée hebdomadaire du temps de travail est de 35 heures pour les entités du groupe au Royaume-Uni, 35 ou 40 heures aux États-Unis selon les activités, et 40 heures en Suisse. |
| 13. Durée du temps de travail pour le salarié à temps partiel. | Pour BNP Paribas SA en France en 2003, 12,6 % du personnel a travaillé à temps partiel, pour la plupart selon la formule 80 %, accessoirement dans les formules 50 et 60 % et marginalement dans les autres formules.<br>Le temps de travail moyen des salariés à temps partiel est de 72,4 %. |
| 14. L'absentéisme et ses motifs. | Pour BNP Paribas SA en 2003 le taux d'absentéisme s'établit à 4,5 %, dont 1 % pour congé maternité.<br>Hors maternité, la principale cause d'absentéisme reste la maladie, liée aux pathologies dominantes dans la société française qui génèrent des absences de longue durée.<br>158 salariés ont bénéficié d'un congé parental supérieur à 6 mois ; 286 d'un repos compensateur ; et 11 d'un congé sabbatique de plus de 6 mois. |



# ANNEXES NRE

## Tableau récapitulatif de l'Annexe loi NRE - Social

| Indicateurs de la loi NRE | Commentaires de l'exercice 2003 |
|---|---|
| 1. Rémunération totale et avantages de toute nature versés durant l'exercice à chaque mandataire social. | Voir la partie *Rémunérations.* |
| 2. Rémunérations et avantages de toute nature que chacun des mandataires sociaux a reçus durant l'exercice de la part des sociétés contrôlées au sens de l'article L 233-13. | Voir la partie *Rémunérations.* |
| 3. Liste de l'ensemble des mandataires et fonctions exercées dans toute société par chacun de ces mandataires durant l'exercice. | Voir la partie *Gouvernement d'entreprise.* |
| 4. Effectif total de l'entreprise dont CDD. | Voir la partie *Développement des ressources humaines – Les effectifs du groupe.*<br>Au 31 décembre 2003, l'effectif total du groupe sur le périmètre consolidé était de 89 071 en Équivalent Temps Plein (ETP), soit une augmentation de 1 386 par rapport à l'exercice 2002.<br>En France, l'effectif du groupe - 52 260 ETP - se décompose entre 38 190,3 ETP - dont 461 CDD - pour BNP Paribas SA et 14 069,7 ETP pour les filiales.<br>Au sein de BNP Paribas SA métropole, la proportion de cadres augmente régulièrement : 32,7 % en 2001, 35,7 % en 2002, 37,7 % en 2003. |
| 5. Embauches en distinguant CDD et CDI. | Au 31 décembre 2003, le nombre de recrutements au plan mondial s'élève à 5 240.<br>Concernant BNP Paribas SA métropole, le total des embauches s'élève à 2 841,8 ETP : 1 840,8 femmes et 1 001 hommes, - dont 1 712,9 CDI et 911,9 CDD, auxquels s'ajoutent 217 transformations de CDD en CDI.<br>Pour un complément d'informations, on se reportera à la partie *Développement des ressources humaines – Le recrutement.* |
| 6. Difficultés éventuelles de recrutement. | Au cours de l'année 2003, le taux de concrétisation d'embauches des profils bac +2-3 est demeuré faible par rapport au nombre d'entretiens et face à des besoins croissants. |
| 7. Licenciements et leurs motifs. | Pour l'année 2003, le nombre de licenciements s'établit à 165,2 ETP au sein de BNP Paribas SA.<br>Les deux principaux motifs de licenciement demeurent les licenciements au cours de la période d'essai et l'insuffisance professionnelle. |
| 8. Heures supplémentaires. | En 2003, 61 893 heures supplémentaires ont été payées au sein de BNP Paribas SA en métropole. Le nombre d'heures supplémentaires payées en 2002 s'établissait à un niveau sensiblement supérieur en raison du surcroît d'activité généré dans le réseau par le passage à l'euro. |



# PRINCIPALES ACQUISITIONS ET CESSIONS EN FRANCE ET À L'ÉTRANGER

**Seuil retenu : 20 M€ pour les titres cotés et 1 M€ pour les titres non cotés**

## Acquisitions en France

**Prises de participations nouvelles**

| | |
|---|---|
| | ABSA 1 TDF |
| | Alstom |
| | Alstom ORA 31/12/2008 |
| | Mauboussin Joailliers |
| | Publicis |
| *Intra-groupe* | Société Centrale d'Investissement |

**Renforcement des participations (acquisitions)**

| | |
|---|---|
| *Intra-groupe* | NH Guyomarc'h ex-Siem |
| | Protection 24 |
| | Sagem |
| *Intra-groupe* | Sofinergie 5 |

**Renforcement des participations (souscriptions)**

| | |
|---|---|
| | Axa Private Equity Fund II A |
| *Intra-groupe* | Banque Cortal |
| | BMS Exploitation |
| *Intra-groupe* | BNP Paribas Arbitrage |
| *Intra-groupe* | BNP Paribas Asset Servicing |
| *Intra-groupe* | BNP Paribas Assurance |
| *Intra-groupe* | BNP Paribas e-Cube |
| | Crédit Logement (action B) |
| | Euromezzanine 4 (Part A1) |
| | Euromezzanine 4 (Part A2) |
| *Intra-groupe* | Parilease SNC |
| *Intra-groupe* | Protection 24 |
| *Intra-groupe* | Singapore Emma Finance 1 |

## Acquisitions à l'étranger

**Prises de participations nouvelles**

| | |
|---|---|
| | Changjiang BNPP Peregrine Securities (Chine) |

**Renforcement des participations (acquisitions)**

| | |
|---|---|
| *Intra-groupe* | BNP Asset Finance NV (Pays-Bas) |
| | BNP Paribas China Ltd (Chine) |
| | Cobepa SA (Belgique) |

**Renforcement des participations (souscriptions)**

| | |
|---|---|
| | Alfieri Associated Investors (Italie) |
| *Intra-groupe* | BNP Corporate Finance Polska (Pologne) |
| *Intra-groupe* | BNP Ireland (Irlande) |
| *Intra-groupe* | BNP Paribas China Ltd (Chine) |
| *Intra-groupe* | BNP Paribas Le Caire (Égypte) |
| *Intra-groupe* | BNP Paribas Securities Ltd (Japon/Hong Kong) |
| | Bridge Point Europe II Fund B (Royaume-Uni) |
| | CVC III (Fonds LBO) (Royaume-Uni) |
| | Electra European Fund Ltd (Royaume-Uni) |
| | Gilde Buy Out Fund II (Pays-Bas) |
| | Hermes UOB European Private Equity (Royaume-Uni) |
| | Nasdaq Europe NV (Belgique) |
| | Suala Capital Fund LP (Espagne) |

## Cessions en France

**Totales**

| | |
|---|---|
| *Intra-groupe* | Banexi Communication |
| *Intra-groupe* | Cardif SA |
| *Intra-groupe* | CEIC |
| | Coficem |
| | Crédit Lyonnais |
| | Cyber Comm |
| *Intra-groupe* | Natio Assurances SA |
| *Intra-groupe* | Natio Vie |
| | Novalliance SA |
| *Intra-groupe* | Parifici Nom |
| | Peugeot SA |
| | Somarel |
| *Intra-groupe* | SPS RE |

**Partielles**

| | |
|---|---|
| | Caisse Refin. de l'Habitat |
| | Renault |
| | Sofinergie 4 Prov. Regroup. |

## Cessions à l'étranger

**Totales**

| | |
|---|---|
| | BNP Dresdner European Bank (Autriche) |
| | BNP Finans (Norvège) |
| *Intra-groupe* | BNP Private Bank and Trust Company (Bahamas) |
| *Intra-groupe* | Consors Discount Broker (Allemagne) |
| | Intercos (Italie) |
| | Natio Leasing Overseas FRF (Panama) |
| | Parvest Horizon (Luxembourg) |
| *Intra-groupe* | Site Jih Sun (Taïwan) |

**Partielles**

| | |
|---|---|
| | Bâloise Holding R (Suisse) |



# INFORMATIONS RELATIVES AUX PRISES DE PARTICIPATIONS DE BNP PARIBAS SA

## FRANCHISSEMENTS DE SEUILS

### Supérieur à 5 % du capital

### Supérieur à 10 % du capital

| | |
|---|---|
| Coté | Alstom* |
| Non coté | Carte Bleue SAS |
| Non coté | GCPS |
| Non coté | Mauboussin Joailliers |
| Non coté | Société Centrale d'Investissement |

### Supérieur à 20 % du capital

| | |
|---|---|
| Non coté | Changjiang BNPP Peregrine Securities |

### Supérieur à 33,33 % du capital

### Supérieur à 50 % du capital

| | |
|---|---|
| Non coté | BNP Paribas Assurance |

### Supérieur à 66,66 % du capital

| | |
|---|---|
| Non coté | Atelier Service |
| Non coté | BNP Paribas China Limited |
| Non coté | Mediha Informatique |
| Non coté | Protection 24 |
| Non coté | Tuileries Financement 1 |
| Non coté | Tuileries Financement 2 |
| Non coté | Tuileries Financement 3 |
| Non coté | Tuileries Financement 4 |
| Non coté | Tuileries Financement 5 |
| Non coté | Tuileries Financement 6 |

** Participation prise temporairement en tant que chef de file de l'augmentation de capital de la société. Les actions correspondantes ont été cédées à des investisseurs au début de l'année 2004.*



| Résultats :néfice ou perte du dernier exercice clos) (a) | Quote-part du capital détenue en % | Valeur comptable des titres détenus Brute (b) | Nette (b) | Dont écart de réévaluation (b) | Dividendes encaissés par la société au cours de l'exercice (b) | Prêts et avances consentis par la société et non encore remboursés (b) | Montant des cautions et avals donnés par la société (b) |
|---|---|---|---|---|---|---|---|
| 9 397 | 49,00 % | 42 981 | 42 981 | 0 | 6 009 | 0 | 0 |
| 9 826 | 45,24 % | 29 586 | 29 586 | 0 | 1 121 | 10 000 | 0 |
| 51 274 | 43,15 % | 485 669 | 485 669 | 6 572 | 25 015 | 3 031 279 | 82 564 |
| -15 608 | 33,00 % | 20 688 | 20 688 | 0 | 0 | 0 | 0 |
| 10 639 | 30,79 % | 25 590 | 25 590 | 0 | 1 937 | 0 | 0 |
| 48 700 | 21,32 % | 437 212 | 437 212 | 0 | 19 829 | 0 | 0 |
| 22 639 | 21,00 % | 41 314 | 41 314 | 0 | 0 | 0 | 0 |
| 41 | 18,61 % | 29 034 | 29 034 | 0 | 501 | 0 | 0 |
| 51 690 | 16,50 % | 185 709 | 185 709 | 0 | 6 968 | 509 125 | 205 498 |
| 148 943 | 15,03 % | 671 655 | 671 550 | 3 825 | 16 956 | 0 | 0 |
| 99 109 | 13,21 % | 253 934 | 183 190 | 0 | 0 | 4 085 391 | 1 172 |
| | | 2 223 373 | 2 152 523 | 10 397 | 78 335 | 7 635 795 | 289 234 |



## TABLEAU DES PRINCIPALES FILIALES ET PARTICIPATIONS (suite)

| Filiales et participations | Dev. | Cours de change | Capital (a) | Réserves et report à nouveau avant affectation des résultats (a) | Chiffres d'affa[...] hors taxes d[...] l'exercice éco[...] (a) |
|---|---|---|---|---|---|
| I - RENSEIGNEMENTS DÉTAILLÉS SUR CHAQUE FILIALE ET PARTICIPATION DONT LA VALEUR NETTE EXCÈDE 1 % DU CAPITAL DE BNP PARIBA | | | | | |
| **2. Participations (détenues entre 10 et 50 %)** | | | | | |
| Banca UCB | EUR | 1,00000 | 72 240 | 4 762 | 44 863 |
| BNP Paribas Développement | EUR | 1,00000 | 68 000 | 44 152 | 12 005 |
| BNP Paribas Suisse | CHF | 1,55931 | 320 271 | 1 141 481 | 269 283 |
| Changjiang BNPP Peregrine Securitie *** | CNY | 10,40547 | 600 000 | ND | 3 122 |
| RIVP - Régie Immob. Ville Paris ** | EUR | 1,00000 | 31 474 | 16 986 | 284 |
| Finaxa | EUR | 1,00000 | 208 910 | 3 612 547 | 79 000 |
| Axa RE Finance | EUR | 1,00000 | 155 359 | 25 404 | 14 336 |
| Ottomane Cie Financière | EUR | 1,00000 | 8 500 | 137 867 | 1 403 |
| Crédit Logement * | EUR | 1,00000 | 1 123 981 | 42 508 | 71 771 |
| SCI-Sté Centrale d'Investissement | EUR | 1,00000 | 500 141 | 3 376 233 | 157 989 |
| BNP Paribas Luxembourg | EUR | 1,00000 | 100 000 | 565 933 | 180 129 |
| TOTAL | | | | | |

** Données au 30/09/2003. ** Données au 31/12/2002. *** Société créée en cours d'exercice.*
*(a) Chiffres en milliers de devises ; (b) Chiffres en milliers d'euros.*

| Filiales et participations | Valeur comptable des titres détenus brute | nette | Dont écart de réévaluatio[...] |
|---|---|---|---|
| II - RENSEIGNEMENTS GLOBAUX CONCERNANT LES AUTRES FILIALES ET PARTICIPATIONS | | | |
| **2. Participations (détenues entre 10 et 50%)** | | | |
| Filiales françaises | 546 527 | 297 805 | 1 107 |
| Filiales étrangères | 1 665 043 | 1 458 892 | 4 361 |
| Participations dans les sociétés françaises | 1 897 228 | 1 849 842 | 62 |
| Participations dans les sociétés étrangères | 239 351 | 211 932 | 3 128 |



| Résultats énéfice ou perte du dernier exercice clos) (a) | Quote-part du capital détenue en % | Valeur comptable des titres détenus Brute (b) | Nette (b) | Dont écart de réévaluation (b) | Dividendes encaissés par la société au cours de l'exercice (b) | Prêts et avances consentis par la société et non encore remboursés (b) | Montant des cautions et avals donnés par la société (b) |
|---|---|---|---|---|---|---|---|
| 13 002 | 100,00 % | 79 143 | 79 143 | 0 | 0 | 0 | 0 |
| 8 320 | 100,00 % | 150 060 | 150 051 | 0 | 0 | 0 | 0 |
| 18 | 100,00 % | 48 808 | 48 808 | 0 | 0 | 0 | 0 |
| - 57 | 100,00 % | 554 094 | 554 094 | 16 180 | 0 | 0 | 0 |
| 42 663 | 100,00 % | 451 161 | 451 161 | 0 | 0 | 0 | 0 |
| - 81 | 100,00 % | 23 863 | 21 267 | 0 | 0 | 0 | 0 |
| 46 455 | 100,00 % | 78 699 | 78 699 | 0 | 7 548 | 63 992 | 0 |
| - 2 300 | 100,00 % | 18 100 | 18 100 | 0 | 0 | 0 | 0 |
| 19 002 | 100,00 % | 158 245 | 158 245 | 190 | 0 | 0 | 2 580 |
| 1 455 | 100,00 % | 63 450 | 63 450 | 0 | 0 | 8 597 | 0 |
| 1 063 471 | 100,00 % | 42 252 | 42 252 | 0 | 1 444 | 69 725 | 704 |
| 22 612 | 100,00 % | 261 602 | 87 026 | 0 | 20 670 | 0 | 0 |
| 10 764 | 100,00 % | 603 837 | 534 714 | 0 | 0 | 0 | 0 |
| 2 258 | 100,00 % | 20 000 | 20 000 | 0 | 0 | 0 | 0 |
| - 1 593 | 100,00 % | 316 953 | 267 428 | 0 | 0 | 0 | 0 |
| 13 311 | 100,00 % | 104 870 | 104 870 | 0 | 0 | 0 | 0 |
| 42 800 | 100,00 % | 22 463 | 22 463 | 0 | 0 | 0 | 0 |
| 72 998 | 100,00 % | 597 982 | 597 982 | 0 | 0 | 0 | 0 |
| 0 | 100,00 % | 70 670 | 69 129 | 0 | 0 | 0 | 0 |
| - 52 774 | 100,00 % | 1 638 253 | 1 413 475 | 0 | 0 | 0 | 0 |
| - 17 488 | 100,00 % | 3 744 867 | 3 559 434 | 0 | 0 | 0 | 0 |
| 8 965 | 100,00 % | 20 643 | 20 643 | 0 | 0 | 0 | 0 |
| 16 685 | 100,00 % | 1 327 951 | 1 327 951 | 0 | 2 324 | 0 | 0 |
| 1 127 | 100,00 % | 124 706 | 120 177 | 279 | 0 | 12 290 | 0 |
| 14 371 | 100,00 % | 63 211 | 61 732 | 21 742 | 18 314 | 0 | 0 |
| 1 037 | 100,00 % | 25 246 | 25 246 | 0 | 3 588 | 14 500 | 0 |
| 7 747 | 100,00 % | 121 959 | 121 920 | 0 | 0 | 0 | 0 |
| 1 698 | 100,00 % | 27 380 | 25 908 | 0 | 2 640 | 0 | 1 030 |
| 14 778 | 100,00 % | 71 021 | 71 021 | 0 | 13 841 | 313 362 | 9 |
| 183 449 | 100,00 % | 247 267 | 247 267 | 13 | 170 510 | 0 | 0 |
| - 13 255 | 100,00 % | 28 040 | 28 040 | 0 | 0 | 0 | 0 |
| 980 | 100,00 % | 25 492 | 25 492 | 0 | 0 | 0 | 0 |
| - 585 | 100,00 % | 40 487 | 40 218 | 0 | 0 | 0 | 0 |
| 48 540 | 100,00 % | 442 098 | 442 098 | 0 | 3 726 | 106 612 | 0 |
| 1 298 | 100,00 % | 50 724 | 50 183 | 0 | 0 | 105 700 | 0 |
| 221 071 | 99,99 % | 373 020 | 373 020 | 0 | 508 182 | 0 | 0 |
| 110 405 | 99,93 % | 728 074 | 429 184 | 0 | 61 001 | 10 123 290 | 452 456 |
| 5 749 | 99,91 % | 50 804 | 50 804 | 0 | 0 | 0 | 0 |
| 1 071 | 99,87 % | 46 990 | 46 990 | 0 | 0 | 0 | 0 |
| - 352 877 | 99,30 % | 692 022 | 692 022 | 0 | 0 | 50 000 | 0 |
| 436 564 | 98,74 % | 3 445 164 | 3 445 164 | 0 | 7 476 | 15 908 | 0 |
| 140 461 | 98,06 % | 2 373 625 | 2 373 625 | 0 | 333 125 | 12 376 517 | 0 |
| 327 | 95,50 % | 162 952 | 162 577 | 0 | 0 | 0 | 0 |
| 49 561 | 94,52 % | 640 810 | 640 810 | 0 | 21 016 | 0 | 0 |
| - 2 125 | 94,22 % | 988 653 | 988 653 | 0 | 1 564 | 0 | 0 |
| 38 394 | 90,44 % | 1 287 632 | 1 287 632 | 2 171 | 135 606 | 822 271 | 0 |
| 183 365 | 83,73 % | 91 290 | 91 290 | 0 | 0 | 205 450 | 66 |
| 4 022 | 80,00 % | 47 437 | 47 437 | 0 | 2 337 | 0 | 0 |
| 129 904 | 74,63 % | 690 569 | 690 569 | 0 | 41 826 | 6 256 539 | 171 920 |
| 9 720 | 71,54 % | 76 635 | 72 757 | 0 | 0 | 0 | 0 |
| - 203 | 65,56 % | 450 861 | 450 861 | 0 | 0 | 0 | 0 |
| | | **23 812 133** | **22 793 078** | **40 575** | **1 356 738** | **30 544 753** | **628 765** |

# TABLEAU DES PRINCIPALES FILIALES ET PARTICIPATIONS

| Filiales et participations | Dev. | Cours de change | Capital (a) | Réserves et report à nouveau avant affectation des résultats (a) | Chiffres d'affa hors taxes d l'exercice éco (a) |
|---|---|---|---|---|---|
| **I – RENSEIGNEMENTS DÉTAILLÉS SUR CHAQUE FILIALE ET PARTICIPATION DONT LA VALEUR NETTE EXCÈDE 1 % DU CAPITAL DE BNP PARIB** | | | | | |
| **1. Filiales (détenues à + de 50 %)** | | | | | |
| Antin Participation 4 | EUR | 1,00000 | 129 523 | 37 942 | 13 020 |
| Antin Participation 5 | EUR | 1,00000 | 150 040 | 11 | 8 330 |
| BNP Equities Asia Ltd (Labuan) | USD | 1,25720 | 60 000 | 56 | 8 533 |
| BNP Holding UK Ltd | GBP | 0,70495 | 412 000 | -1 245 | 1 310 |
| BNP Ireland | EUR | 1,00000 | 427 813 | 76 767 | 9 426 |
| BNP Mexico Holding * | USD | 1,25720 | 30 000 | -3 181 | 0 |
| BNP Paribas BK Polska | PLN | 4,68810 | 193 400 | 105 582 | 122 716 |
| BNP Paribas Brokerage Services Inc. | USD | 1,25720 | 5 | 31 417 | 4 091 |
| BNP Paribas Canada | CAD | 1,62707 | 220 637 | 38 161 | 108 563 |
| BNP Paribas China Limited | USD | 1,25720 | 72 624 | 5 287 | 2 398 |
| BNP Paribas Hungaria BK RT | HUF | 261,59824 | 3 500 000 | 7 279 035 | 4 374 786 |
| BNP Paribas Immobilier | EUR | 1,00000 | 79 500 | 7 567 | 41 777 |
| BNP Paribas Securities Ltd (Japan ) | KJPY | 0,13499 | 80 800 | -6 948 | 37 709 |
| BNP Paribas ZAO | USD | 1,25720 | 16 975 | 4 926 | 7 638 |
| BNP PUK Holding Ltd | GBP | 0,70495 | 194 353 | -5 106 | -1 654 |
| BNPP BDDI Participations | EUR | 1,00000 | 42 383 | 49 272 | -218 |
| Cie Bancaire UK Fonds B | GBP | 0,70495 | 1 | 42 109 | 42 800 |
| CIP Cie Investissements Paris | EUR | 1,00000 | 394 504 | 416 453 | 19 240 |
| Cipango | JPY | 134,98557 | 9 400 000 | -68 838 | 0 |
| Financière BNP Paribas | EUR | 1,00000 | 1 158 268 | 354 564 | 50 538 |
| KLE 66 | EUR | 1,00000 | 2 174 364 | 1 676 505 | 34 962 |
| Paribas do Brasil Empres Part. | BRL | 3,64839 | 40 758 | 3 715 | 11 187 |
| Paribas International | EUR | 1,00000 | 371 790 | 1 163 161 | 2 204 |
| BNP Paribas Private Bank | EUR | 1,00000 | 68 672 | 40 932 | 12 386 |
| BNP Intercontinentale | EUR | 1,00000 | 30 523 | 8 815 | 2 652 |
| BNP Paribas Réunion | EUR | 1,00000 | 19 935 | 7 512 | 38 104 |
| Paribas Dérivés Garantis PDG | EUR | 1,00000 | 121 959 | 0 | 26 002 |
| Antin Bail | EUR | 1,00000 | 18 000 | 7 968 | -3 635 |
| Banque de Bretagne | EUR | 1,00000 | 52 921 | 14 068 | 75 451 |
| BNP Paribas Asset Manag Group | EUR | 1,00000 | 15 361 | 257 724 | 105 159 |
| BPSS International Holding | EUR | 1,00000 | 28 040 | -6 548 | -5 945 |
| Financière du Marché St-Honoré | EUR | 1,00000 | 22 500 | 8 773 | 649 |
| BNP Andes | USD | 1,25720 | 50 000 | -40 234 | 4 834 |
| SFA (Sté Française Auxiliaire) | EUR | 1,00000 | 5 926 | 1 925 951 | 25 072 |
| Parilease SNC | EUR | 1,00000 | 41 475 | 27 394 | -4 058 |
| NH Guyomarc'h (ex-Siem) | EUR | 1,00000 | 302 048 | 51 018 | 343 689 |
| UCB (Union Crédit pour le Bâtiment) | EUR | 1,00000 | 32 702 | 211 412 | 183 094 |
| B*Capital | EUR | 1,00000 | 4 152 | 7 641 | 29 983 |
| BNP Paribas Equities France | EUR | 1,00000 | 5 545 | 36 698 | 34 318 |
| Cortal Consors | EUR | 1,00000 | 51 211 | 628 747 | 47 106 |
| Bancwest Corp. | USD | 1,25720 | 858 | 3 825 450 | 1 524 500 |
| Cetelem | EUR | 1,00000 | 339 968 | 1 068 250 | 1 021 930 |
| Antin Participation 7 | EUR | 1,00000 | 170 631 | -397 | 19 703 |
| Kle 65 | EUR | 1,00000 | 578 133 | 95 275 | 48 941 |
| Gestion et Location Holding | EUR | 1,00000 | 265 651 | 914 131 | 6 894 |
| BNP Paribas Securities Services | EUR | 1,00000 | 165 280 | 480 119 | 241 942 |
| Banco BNP Paribas Brasil | BRL | 3,64839 | 190 311 | -26 683 | 372 929 |
| Capstar Partners | EUR | 1,00000 | 2 247 | 57 094 | 7 916 |
| BPLG-BNP Paribas Lease Group | EUR | 1,00000 | 284 756 | 91 551 | -82 407 |
| FFTW (ex-Charter ) | USD | 1,25720 | 9 921 | -5 955 | 0 |
| BNP Paribas Assurance (ex-Casano2) | EUR | 1,00000 | 510 059 | 227 199 | 0 |
| **TOTAL** | | | | | |

* *Données au 30 septembre 2003.*

[a] *Chiffres en milliers de devises* ; [b] *Chiffres en milliers d'euros.*



(7) Sur la base de 450 129 494 actions, compte tenu des 389 250 actions nouvelles, jouissance 1er janvier 1999, créées dans le cadre du plan d'options 1994-2001, des 18 000 actions nouvelles, jouissance 1er janvier 1999, créées dans le cadre du plan d'options 1995-2002 et des 55 500 actions nouvelles, jouissance 1er janvier 1999, créées dans le cadre du plan d'options 1996-2003, comptabilisées le 26 janvier 2000.

(8) Sur la base de 448 206 055 actions, compte tenu des 141 340 actions nouvelles, jouissance 1er janvier 2000, comptabilisées le 29 janvier 2001, dont 27 450 actions créées dans le cadre des plans d'options ex-BNP, et 113 890 actions créées dans le cadre des plans d'options ex Paribas (Banque Paribas, Cardif, Cie Financière Paribas et Cie Bancaire).

(9) Sur la base de 443 311 497 actions, compte tenu des 325 801 actions nouvelles, jouissance 1er janvier 2001, comptabilisées le 17 janvier 2002, dont 193 182 actions créées dans le cadre des plans d'options ex-BNP, et 132 619 actions créées dans le cadre des plans d'options ex Paribas (Banque Paribas, Cardif, Cie Financière Paribas et Cie Bancaire), et compte tenu de la division du nominal par deux effective le 20 février 2002 portant le nombre d'actions à 886 622 994 actions.

(10) Sur la base de 895 879 824 actions, compte tenu des 705 985 actions nouvelles, jouissance 1er janvier 2002, comptabilisées le 23 janvier 2003, dont 280 150 actions créées dans le cadre des plans d'options ex-BNP, et 425 835 actions créées dans le cadre des plans d'options ex Paribas (Banque Paribas, Cardif, Cie Financière Paribas et Cie Bancaire).

(11) Sur la base de 903 615 604 actions, compte tenu des 443 989 actions nouvelles, jouissance 1er janvier 2003, comptabilisées le 28 janvier 2004, dont 169 545 actions créées dans le cadre des plans d'options ex-BNP, et 274 444 actions créées dans le cadre des plans d'options ex Paribas (Cardif et Cie Bancaire).

(12) En métropole, les salariés à temps partiel sont décomptés au prorata du temps de travail.



# RÉSULTATS DES CINQ DERNIERS EXERCICES DE BNP PARIBAS SA

| | Banque Nationale de Paris SA | BNP Paribas SA | | | |
|---|---|---|---|---|---|
| | 1999 | 2000 | 2001 | 2002 | 2003 |
| **Situation financière en fin d'exercice** | | | | | |
| a) Capital social | 1 798 666 976 [1] | 1 792 258 860 [2] | 1 771 942 784 [3] | 1 790 347 678 [4] | 1 806 343 230 [5] |
| b) Nombre des actions ordinaires existantes | 449 666 744 [1] | 448 064 715 [2] | 442 985 696 [3] | 895 173 839 [4] | 903 171 615 [5] |
| c) Nombre d'actions futures à créer par exercice de droit de souscription | | | 17 704 434 | 18 372 079 | 23 734 549 |
| **Résultat global des opérations effectives** | | | | | |
| a) Chiffre d'affaires hors taxes | 19 665 467 407 | 37 588 553 951 | 37 064 085 322 | 28 973 762 964 | 24 361 520 679 |
| b) Bénéfice avant impôts, produits et charges exceptionnels, participation des salariés et dotations aux amortissements et provisions | 2 664 362 859 | 3 559 312 573 | 5 391 841 471 | 3 697 344 223 | 4 042 278 418 |
| c) Impôts sur les bénéfices | 323 726 730 | - 499 029 941 | 373 086 382 | 66 294 745 | - 11 461 665 |
| d) Participation des salariés due au titre de l'exercice | 100 825 427 | 90 116 125 | 72 950 531 | 46 156 022 | 73 664 330 [6] |
| e) Bénéfice après impôts, produits et charges exceptionnels, participation des salariés et dotations aux amortissements et provisions | 971 519 141 | 3 386 203 219 | 3 925 144 188 | 2 830 067 503 | 2 358 756 302 |
| f) Montant des bénéfices distribués | 787 726 615 | 1 008 463 624 | 1 063 947 593 | 1 075 055 789 | 1 310 242 626 |
| **Résultats des opérations réduits à une seule action** | | | | | |
| a) Bénéfice après impôts, participation des salariés mais avant produits et charges exceptionnels, dotations aux amortissements et provisions | 5,04 | 8,81 | 11,12 | 4,12 | 4,41 |
| b) Bénéfice après impôts, produits et charges exceptionnels, participation des salariés et dotations aux amortissements et provisions | 2,16 | 7,56 | 8,85 | 3,16 | 2,61 |
| c) Dividende versé à chaque action | 1,75 [7] | 2,25 [8] | 1,20 [9] | 1,20 [10] | 1,45 [11] |
| **Personnel** | | | | | |
| a) Nombre de salariés au 31 décembre [12] | 39 115 | 45 452 | 45 870 | 44 908 | 44 060 |
| b) Montant de la masse salariale | 1 538 010 765 | 2 614 012 376 | 2 613 281 535 | 2 484 565 532 | 2 487 721 635 |
| c) Montant des sommes versées au titre des avantages sociaux (Sécurité sociale, œuvres sociales, etc.) | 647 434 031 | 1 055 133 353 | 861 936 161 | 895 525 367 | 982 590 077 |

*(1) Le capital a été converti en euros le 6 janvier 1999 et le nominal de l'action déterminé à 4 euros portant le montant à 873 642 684 €. Puis le capital a été porté de 873 642 684 € à 1 798 666 976 € par l'OPE des titres Paribas contre des actions émises pour 917 960 200 €, par les souscriptions effectuées par le personnel pour 6 029 996 € et par les levées d'options de souscription d'actions à certains membres du personnel pour 1 034 096 €.*

*(2) Le capital a été porté de 1 798 666 976 € à 1 800 517 976 € par les levées d'options de souscription à certains membres du personnel pour 1 851 000 €. Ensuite, conformément à la résolution de l'Assemblée Générale Mixte du 23 mai 2000, il a été procédé à l'annulation par réduction de capital de 7 053 612 actions BNP que détenait la Société Paribas pour 28 214 448 € ramenant le capital de 1 800 517 976 € à 1 772 303 528 €. Le capital a été porté de 1 772 303 528 € à 1 792 258 860 € par les souscriptions effectuées par le personnel pour 19 285 612 € et par les levées d'options de souscription d'actions à certains membres du personnel pour 669 720 €.*

*(3) Le capital a été porté de 1 792 258 860 € à 1 792 824 220 € par les levées d'options de souscription à certains membres du personnel pour 565 360 €. Ensuite, conformément à la résolution de l'Assemblée Générale Mixte du 15 mai 2001, il a été procédé à l'annulation par réduction de capital de 9 000 000 actions pour 36 000 000 € ramenant le capital de 1 792 824 220 € à 1 756 824 220 €. Le capital a été porté de 1 756 824 220 € à 1 771 942 784 € par les souscriptions effectuées par le personnel pour 13 447 684 € et par les levées d'options de souscription d'actions à certains membres du personnel pour 1 670 880 €.*

*(4) Le capital a été porté de 1 771 942 784 € à 1 773 245 988 € par les levées d'options de souscription à certains membres du personnel pour 1 303 204 €. Ensuite, conformément à la douzième résolution de l'Assemblée Générale Mixte du 15 mai 2001, il a été procédé à la division de la valeur nominale de l'action par deux en fixant cette valeur à deux euros. Cette division du nominal est intervenue en Bourse le 20 février 2002. Le capital a été porté de 1 773 245 988 € à 1 790 347 678 € par les souscriptions effectuées par le personnel pour 15 247 598 € et par les levées d'options de souscription d'actions à certains membres du personnel pour 1 854 092 €.*

*(5) Le capital a été porté de 1 790 347 678 € à 1 791 759 648 € par les levées d'options de souscription à certains membres du personnel pour 1 411 970 €. Le capital a été porté de 1 791 759 648 € à 1 806 343 230 € par les souscriptions effectuées par le personnel pour 13 346 720 € et par les levées d'options de souscription d'actions à certains membres du personnel pour 1 236 862 €.*

*(6) Provision constituée au titre de l'exercice.*



## AUTRES ENGAGEMENTS SOCIAUX

BNP Paribas SA est engagée vis-à-vis de son personnel, au titre de diverses conventions, au versement de plusieurs prestations (primes de fin de carrière, gratifications pour ancienneté de service, indemnités dans le cadre de plans de cessation anticipée d'activité, prestations de santé ...).

Il est procédé chaque année à l'estimation de ces engagements et la provision constituée est ajustée en fonction de l'évolution de la valeur actuelle nette de ces engagements, conformément à la méthode utilisée pour les régimes de retraites.

## ENREGISTREMENT DES PRODUITS ET DES CHARGES

Les intérêts et commissions assimilées sont comptabilisés pour leur montant couru, constaté prorata temporis. Les commissions non assimilées à des intérêts et correspondant à des prestations de service sont enregistrées à la date de réalisation de la prestation.

## OPÉRATIONS EN DEVISES

Les positions de change sont, d'une manière générale, évaluées aux cours de change officiels de fin de période. Les profits et les pertes de change résultant des opérations courantes conclues en devises sont enregistrés dans le compte de résultat.

Les écarts de change constatés sur la base des cours officiels de fin d'exercice sur les actifs en devises détenus d'une façon durable et comprenant les autres titres détenus à long terme, les dotations des succursales et les titres des filiales et participations étrangères ne sont pas constatés en résultat.

## CONVERSION DES COMPTES EN DEVISES ÉTRANGÈRES

Tous les éléments d'actif et de passif, monétaires ou non monétaires, des succursales étrangères exprimés en devises sont convertis au cours de change en vigueur à la date de clôture de l'exercice. L'écart résultant de la conversion des dotations en capital des succursales étrangères est enregistré dans les comptes de régularisation.





## PARTICIPATION DES SALARIÉS

Conformément à la réglementation française, BNP Paribas SA enregistre le montant de la participation dans le compte de résultat de l'exercice au titre duquel le droit des salariés est né. La dotation est inscrite sous la rubrique "Frais de personnel".

## ENGAGEMENTS SOCIAUX

Les engagements de retraite et assimilés (prime de fin de carrière, compléments de retraite et autres gratifications), au bénéfice du personnel actif et retraité, sont provisionnés, à l'exception des régimes pour lesquels les obligations de l'employeur sont limitées au versement de cotisations, ces dernières étant enregistrées en charge de la période.

## RÉGIMES DES PENSIONS DE RETRAITES ALLOUÉES AUX ANCIENS SALARIÉS

Après avoir fait valoir leurs droits à la retraite, les salariés de BNP Paribas SA reçoivent des pensions selon des systèmes de retraite conformes aux lois et usages des pays dans lesquels BNP Paribas SA exerce son activité.

En France, en application d'un accord professionnel conclu en septembre 1993 entre l'Association Française des Banques et les représentants des personnels et relatif à la réforme des régimes de retraites de la profession bancaire, le régime des pensions servies aux retraités des établissements financiers français BNP Paribas SA est défini de la manière suivante, à compter du 1er janvier 1994 :

- Les retraités perçoivent une pension de vieillesse de la Sécurité sociale ; cette pension fait l'objet d'un complément versé par deux organismes nationaux et interprofessionnels de retraites complémentaires auxquels les banques ont décidé d'adhérer ou de renforcer leur adhésion. Ces éléments de pension sont assurés par la répartition des cotisations versées par l'ensemble des adhérents à ces organismes ;

- Les Caisses de retraites de BNP Paribas SA versent aux retraités des compléments de pension bancaire au titre des services antérieurs au 1er janvier 1994.

Ces compléments de pension bancaire sont assurés par prélèvement sur les réserves existantes des Caisses et, le cas échéant, par des cotisations patronales, limitées en pourcentage de la masse salariale ; le montant de ces versements complémentaires est ajusté au niveau des ressources des Caisses de retraites et peut, en conséquence, être réduit à due proportion.

Les cotisations versées par BNP Paribas SA au titre de ces régimes sont constatées en charge de la période.

La contribution au fonds de roulement versée en 1994 aux deux organismes nationaux et interprofessionnels de retraites complémentaires revêt le caractère d'une charge à répartir dont la durée de l'amortissement de vingt ans a été déterminée en fonction de la période moyenne d'activité professionnelle restant à accomplir par les salariés de la BNP SA affiliés à ces organismes. Pour les salariés de Paribas, cette contribution a été prélevée sur les réserves de la Caisse de Retraite de Paribas.

À l'étranger, il existe divers régimes de retraites obligatoires auxquels cotisent l'employeur et les salariés ; les fonds sont le plus généralement gérés par des organismes indépendants.

Pour les plans à prestation définie, BNP Paribas SA constitue des provisions au titre des engagements de prestations de retraite et assimilées, nettes de la valeur des actifs des fonds dédiés le cas échéant. Ces engagements font l'objet d'une évaluation actuarielle à chaque fin d'année. Les variations de l'engagement net d'un exercice à l'autre correspondant à des écarts actuariels liés à la réestimation des hypothèses actuarielles, portant sur des variables démographiques et financières ou sur des estimations de la valeur et du rendement des actifs, sont, pour les obligations financées, étalées, après application d'une franchise conventionnellement fixée à 10 % de la valeur actualisée des obligations, sur la durée d'activité professionnelle moyenne résiduelle attendue des collaborateurs bénéficiant de ces régimes. Toutefois, par mesure de prudence, la fraction étalée de l'écart actuariel ne peut excéder la variation de l'engagement net de l'exercice.

Pour les plans à cotisations définies, BNP Paribas SA constate les cotisations versées en charge de la période.



Les charges et produits relatifs aux instruments financiers à terme utilisés à titre de couverture, affectés dès l'origine à un élément ou à un ensemble homogène d'éléments identifiés, sont constatés dans les résultats de manière symétrique à la prise en compte des produits et des charges sur les éléments couverts.

**○ Instruments de change à terme**

Les contrats de change à terme conditionnels sont évalués au prix de marché, les écarts d'évaluation étant constatés dans le résultat de l'exercice. Il en est de même pour les contrats de change à terme fermes lorsqu'il s'agit d'opérations de transaction. Les contrats initiés dans le cadre d'opérations de couverture sont valorisés au cours du comptant en vigueur à la clôture de l'exercice. Les différences d'intérêt relatives aux opérations de change à terme couvertes ou reports-déports sont traitées conformément au principe de spécialisation et rapportées aux résultats sur la durée effective de l'opération couverte.

**○ Instruments de titres à revenu variable**

Les opérations d'options réalisées sur les contrats sur indices ainsi que sur les marchés d'options sur actions le sont dans le cadre d'opérations de transaction ou d'opérations de couverture. Dans le premier cas, les variations de valeur des contrats non dénoués à la clôture sont directement enregistrées en résultat. Dans le deuxième cas, les résultats sont constatés de manière symétrique à la prise en compte des produits et des charges sur les éléments couverts.

**○ Instruments composites**

L'évaluation des instruments composites, combinaison synthétique d'instruments comptabilisée en un seul lot, est effectuée par agrégation de l'évaluation unitaire de chaque instrument élémentaire les composant. Leur enregistrement comptable est en revanche assimilable à celui d'un seul instrument auquel correspondent un montant notionnel unique au sein du hors-bilan, et un flux net unique au sein du compte de résultat.

**○ Instruments de gestion du risque de crédit**

Les opérations réalisées avec pour objectif de protéger les portefeuilles de prêt d'un risque de contrepartie sont assimilées à des garanties reçues. Les opérations effectuées sur instruments dérivés de crédit dans le cadre d'activités de trading et de cession de produits structurés sont évaluées au moyen de modèles internes s'appuyant sur des données de marché lorsque celles-ci sont disponibles. Une réfaction est opérée sur les produits résultant de ces évaluations pour tenir compte des risques de modèle et de liquidité inhérents à ces activités.

**○ Détermination de la valeur de marché des instruments financiers**

Les paramètres de valorisation qui ne font pas l'objet d'une cotation directement accessible sont déterminés sur la base de transactions réalisées à une date proche de la clôture, ou de prix obtenus auprès de courtiers ou de contreparties, complétés par une analyse qualitative.

## IMPÔTS SUR LES SOCIÉTÉS

En France, le taux normal de l'impôt sur les bénéfices est de 33 1/3 %, les plus-values à long terme étant imposées à 19 %. Les plus et moins-values réalisées sur les titres en portefeuille sont soumises au régime d'imposition de droit commun, soit 33 1/3 %, excepté celles réalisées sur les titres de participation qui bénéficient du régime des plus-values à long terme. À compter du 31 décembre 2000, sont exonérés d'impôt les dividendes reçus de sociétés dont le pourcentage de détention est supérieur à 5 % du capital.

Le gouvernement français a institué une contribution conjoncturelle fixée à 6 % pour l'exercice 2001 et à 3 % à partir de l'exercice 2002. Une autre contribution de 3,3 % a été instituée sur les résultats des exercices ouverts à compter du 1er janvier 2000. La banque a tenu compte de ces contributions pour déterminer l'impôt courant dû au titre de chacune des périodes, et fait application de la méthode du report variable pour ajuster le montant des impôts différés relatifs aux différences temporaires.

L'impôt sur les bénéfices constitue une charge de la période à laquelle se rapportent les produits et les charges, quelle que soit la date de son paiement effectif. Lorsque la période sur laquelle les produits et les charges concourant au résultat comptable ne coïncide pas avec celle au cours de laquelle les produits sont imposés et les charges déduites, BNP Paribas SA comptabilise un impôt différé, déterminé selon la méthode du report variable et prenant pour base l'intégralité des différences temporaires entre les valeurs comptables et fiscales des éléments du bilan. Les impôts différés actifs font l'objet d'un enregistrement comptable tenant compte de la probabilité de récupération qui leur est attachée.





## DETTES REPRÉSENTÉES PAR UN TITRE

Les dettes représentées par un titre sont présentées selon la nature de leur support : bons de caisse, titres du marché interbancaire, titres de créances négociables, titres obligataires et assimilés, à l'exclusion des titres subordonnés classés parmi les dettes subordonnées.

Les intérêts courus non échus attachés à ces titres sont portés dans un compte de dettes rattachées en contrepartie du compte de résultat.

Les primes d'émission ou de remboursement des emprunts obligataires sont amorties selon la méthode actuarielle sur la durée de vie de l'emprunt, les frais afférents à leur émission étant répartis linéairement sur cette même durée.

## PROVISIONS POUR RISQUES PAYS

Les provisions pour risques pays sont constituées en fonction de l'appréciation portée d'une part sur le risque de non-transfert attaché à la solvabilité future de chacun des pays composant la base provisionnable et d'autre part sur le risque systémique de crédit auquel sont exposés les débiteurs dans l'hypothèse d'une dégradation continue et persistante de la situation économique et générale des pays compris dans cette base. Les provisions constituées ou libérées au titre de ces risques sont regroupées au compte de résultat consolidé sous l'intitulé "Coût du risque".

## PROVISIONS POUR RISQUES SECTORIELS

BNP Paribas SA constitue des provisions pour risques sectoriels et divers afin de couvrir des risques dont la probabilité de réalisation est incertaine et la mesure aléatoire. Les provisions ainsi constituées peuvent faire l'objet de reprises lorsque les risques, avérés et quantifiés, ont été spécifiquement dotés.

## FONDS POUR RISQUES BANCAIRES GÉNÉRAUX

BNP Paribas SA constitue des fonds pour risques bancaires généraux destinés à la couverture de risques lorsque des raisons de prudence l'imposent eu égard aux risques inhérents aux opérations bancaires.

Ces fonds font l'objet de dotations ou de reprises identifiées au compte de résultat sous la rubrique "Dotation, reprise aux fonds pour risques bancaires généraux".

## PROVISIONS POUR RISQUES ET CHARGES NON LIÉES À DES OPÉRATIONS BANCAIRES

BNP Paribas SA constitue des provisions pour risques et charges afin de couvrir des risques et des charges nettement précisés quant à leur objet, et dont le montant ou l'échéance ne peut être fixé de façon précise. Conformément aux textes en vigueur, la constitution de telles provisions non liées à des opérations bancaires est subordonnée à l'existence d'une obligation envers un tiers à la clôture, et à l'absence de contrepartie équivalente attendue de ce tiers.

## INSTRUMENTS FINANCIERS À TERME

Les engagements sur instruments financiers à terme sont contractés sur différents marchés pour des besoins de couverture spécifique ou globale des actifs et des passifs et de gestion des positions.

- **Instruments de taux d'intérêt à terme**

L'évaluation des instruments de taux d'intérêt à terme, fermes ou conditionnels, négociés sur un marché organisé ou assimilé et inclus dans un portefeuille de transaction est effectuée par référence à leur valeur de marché à la date de clôture. Les gains ou pertes correspondants sont directement portés dans les résultats de l'exercice, qu'ils soient latents ou réalisés. Ils sont inscrits au compte de résultat, dans la rubrique "Gains nets sur opérations liées aux portefeuilles de négociation".

Les résultats relatifs aux contrats négociés de gré à gré constituant des positions ouvertes isolées sont enregistrés dans les résultats au dénouement des contrats ou prorata temporis, selon la nature de l'instrument. Les pertes éventuelles font l'objet d'une provision pour risques contrat par contrat en tenant compte du résultat potentiel lié aux micro-couvertures qui leur sont associées.



- **Titres de participation et parts dans les entreprises liées**

Les titres de participation sont constitués des participations pour lesquelles BNP Paribas SA dispose d'une influence notable sur les organes d'administration des sociétés émettrices et des participations présentant un caractère stratégique pour le développement des activités de BNP Paribas SA. Cette influence est présumée lorsque le pourcentage de contrôle de BNP Paribas SA est supérieur ou égal à 10 %.

Les titres de participation sont comptabilisés individuellement au plus bas de leur valeur d'acquisition ou de leur valeur d'utilité. La valeur d'utilité est déterminée par référence à une méthode d'évaluation multicritères fondée sur les éléments disponibles tels que l'actualisation des flux futurs, la somme des parties, l'actif net réévalué et les rapports communément utilisés qui leur sont relatifs pour apprécier les perspectives de rentabilité et de réalisation de chaque ligne de titre. Les lignes de titres cotés représentant une valeur d'acquisition inférieure à dix millions d'euros peuvent être évaluées, par mesure de simplification, par référence au cours de Bourse moyen des trois derniers mois.

Les plus ou moins-values de cession et les mouvements de provisions sont enregistrés dans la rubrique "Gains ou pertes sur actifs immobilisés" du compte de résultat.

Les dividendes sont enregistrés dès que leur paiement a fait l'objet d'une résolution d'Assemblée Générale ou lors de leur encaissement lorsque la décision de l'Assemblée n'est pas connue. Ils sont enregistrés dans la rubrique "Revenus des titres à revenu variable".

## ACTIONS PROPRES ÉMISES PAR BNP PARIBAS SA

Les actions propres détenues par BNP Paribas SA sont classées et évaluées selon les modalités suivantes :

- les actions détenues, acquises avec pour objectif de régulariser les cours et celles acquises dans le cadre d'opérations de négociation et d'arbitrage sur indices sont inscrites dans la catégorie des titres de transaction et évaluées au prix de marché ;
- les actions détenues dans la perspective d'une attribution aux salariés sont inscrites dans la catégorie des titres de placement et évaluées au plus bas de leur valeur de marché et de leur prix d'acquisition ; la différence entre le prix d'acquisition et le prix d'exercice de l'option d'achat par les salariés fait l'objet, le cas échéant, d'une provision pour dépréciation ;
- les actions détenues en vue de leur annulation ou dont l'intention de détention ne répond en particulier à aucun des motifs précédemment mentionnés sont inscrites en valeurs immobilisées. Les actions destinées à être annulées sont maintenues à leur coût d'acquisition. Les autres actions sont évaluées au plus bas de leur valeur d'acquisition ou de leur valeur d'usage.

## IMMOBILISATIONS

Les immeubles et le matériel figurent au coût d'acquisition ou au coût réévalué, conformément aux lois de finances pour 1977 et 1978 en France. L'écart de réévaluation sur biens non amortissables, dégagé à l'occasion de ces réévaluations légales, a été incorporé au capital. Les immobilisations acquises en crédit-bail par la banque figurent à la rubrique "Immobilisations corporelles et incorporelles".

Le patrimoine immobilier restructuré est amorti linéairement sur cinquante ans à compter de la date d'apport. Les autres immobilisations corporelles sont amorties en fonction de leur durée probable d'utilisation, selon le mode linéaire. La fraction des amortissements pratiqués qui excède l'amortissement économique, principalement calculé sur le mode linéaire, est enregistrée sous la rubrique "Provisions réglementées ; amortissements dérogatoires" au passif du bilan. Aucun effet d'impôt n'est constaté sur les amortissements dérogatoires.

Les logiciels acquis ou créés regroupés parmi les immobilisations incorporelles font l'objet d'un amortissement selon le mode linéaire sur la durée probable d'utilisation du logiciel, dans un délai maximal de 5 ans.

## DETTES ENVERS LES ÉTABLISSEMENTS DE CRÉDIT ET COMPTES CRÉDITEURS DE LA CLIENTÈLE

Les dettes envers les établissements de crédit et la clientèle sont présentées selon leur durée initiale ou leur nature : dettes à vue ou à terme pour les établissements de crédit ; comptes d'épargne à régime spécial et autres dépôts pour la clientèle. Sont incluses dans ces différentes rubriques, en fonction de la nature de la contrepartie, les opérations de pension, matérialisées par des titres ou des valeurs. Les intérêts courus sur ces dettes sont enregistrés au bilan parmi les dettes rattachées.





Les actions sont évaluées au plus bas du prix d'acquisition ou de la valeur probable de négociation. Celle-ci est généralement déterminée par référence au cours de Bourse pour les actions cotées et par référence à la quote-part de capitaux propres revenant à BNP Paribas SA, calculée à partir des informations disponibles les plus récentes pour les actions non cotées. Les dividendes perçus sont comptabilisés au compte de résultat lors de leur encaissement dans la rubrique "Revenus des titres à revenu variable".

Le prix de revient des titres de placement cédés est calculé selon la méthode "premier entré, premier sorti". Les plus-values et moins-values de cession sont enregistrées dans la rubrique "Gains nets sur opérations liées aux portefeuilles de placement et assimilés" du compte de résultat, de même que les provisions pour dépréciation de titres dotées ou reprises.

**◦ Titres de l'activité de portefeuille**

Relèvent d'une activité de portefeuille les investissements réalisés de façon régulière avec pour seul objectif d'en retirer le gain en capital à moyen terme sans intention d'investir durablement dans le développement du fonds de commerce de l'entreprise émettrice. C'est notamment le cas des titres détenus dans le cadre d'une activité de capital-risque.

Les titres de l'activité de portefeuille sont comptabilisés individuellement au plus bas de leur coût historique ou de leur valeur d'utilité. La valeur d'utilité est déterminée en tenant compte des perspectives générales d'évolution de l'émetteur et de l'horizon de détention. La valeur d'utilité des titres cotés est principalement déterminée par référence au cours de Bourse sur une période suffisamment longue.

**◦ Titres d'investissement**

Les titres dits à revenu fixe (notamment les obligations, les titres du marché interbancaire, les bons du Trésor et autres titres de créances négociables) sont comptabilisés en "Titres d'investissement" lorsqu'il existe l'intention de les conserver durablement en principe jusqu'à leur échéance. Les obligations entrant dans cette catégorie font l'objet d'un financement adossé ou d'une couverture en taux d'intérêt sur leur durée de vie résiduelle.

L'écart éventuel entre le prix d'acquisition et le prix de remboursement des titres d'investissement fait l'objet d'une imputation prorata temporis, sur la durée de vie résiduelle des titres, au compte de résultat. Au bilan, la valeur comptable des titres est ainsi progressivement ajustée à la valeur de remboursement.

Les intérêts afférents à ces titres sont comptabilisés au compte de résultat dans la rubrique "Intérêts et produits assimilés sur obligations et autres titres à revenu fixe".

Une provision est constituée lorsque la dégradation de la qualité de la signature des émetteurs est susceptible de compromettre le remboursement des titres à leur échéance.

**◦ Autres titres détenus à long terme**

Les "Autres titres détenus à long terme" sont des actions et valeurs assimilées que BNP Paribas SA entend détenir durablement pour en retirer à plus ou moins longue échéance une rentabilité satisfaisante, sans pour autant intervenir dans la gestion des entreprises dont les titres sont détenus, mais avec l'intention de favoriser le développement de relations professionnelles durables en créant un lien privilégié avec l'entreprise émettrice.

Les titres détenus à long terme sont comptabilisés individuellement au plus bas de leur valeur d'acquisition ou de leur valeur d'utilité. La valeur d'utilité est déterminée par référence à une méthode d'évaluation multicritère fondée sur les éléments disponibles tels que l'actualisation des flux futurs, la somme des parties, l'actif net réévalué et les rapports communément utilisés qui leur sont relatifs pour apprécier les perspectives de rentabilité et de réalisation de chaque ligne de titre. Les lignes de titres cotés représentant une valeur d'acquisition inférieure à dix millions d'euros peuvent être évaluées, par mesure de simplification, par référence au cours de Bourse moyen des trois derniers mois.

Les plus ou moins-values de cession et les mouvements de provisions sont enregistrés dans la rubrique "Gains ou pertes sur actifs immobilisés" du compte de résultat.

Les dividendes perçus sont comptabilisés au compte de résultat lors de leur encaissement dans la rubrique "Revenus des titres à revenu variable".



plus d'un an, sur lesquelles un défaut de paiement a été constaté, et qui ne sont pas assorties de garanties de recouvrement quasi intégral de la créance. Lorsque toutes les voies de recours par voies judiciaire et amiable ont été épuisées et confirment ainsi le caractère irrécouvrable d'une créance, cette dernière fait l'objet d'une procédure d'enregistrement définitif en perte.

Les créances sur les établissements de crédit et sur la clientèle sont inscrites au bilan à leur valeur nominale augmentée des intérêts courus et non échus. Lorsque les créances ayant fait l'objet d'une restructuration donnent lieu à l'enregistrement d'une décote, celle-ci est comptabilisée en déduction de l'actif et étalée de façon actuarielle sur la durée résiduelle de la créance.

Les provisions pour créances douteuses couvrant des risques inscrits à l'actif du bilan sont affectées en déduction des actifs concernés. Les provisions maintenues au passif du bilan sont constituées des provisions pour engagements par signature, des provisions pour pertes à terminaison relatives aux prises de participation dans des programmes immobiliers et des provisions pour procès et autres préjudices, ainsi que des provisions pour risques non spécifiquement identifiés et pour risques sectoriels éventuels.

Au compte de résultat, les dotations et reprises de provisions, les pertes sur créances irrécupérables, les récupérations sur créances amorties et les décotes calculées sur créances restructurées sont regroupées dans la rubrique "Coût du risque", à l'exclusion des dotations aux provisions relatives aux intérêts sur créances douteuses présentées, comme les intérêts ainsi provisionnés, dans le produit net bancaire. L'étalement actuariel de la décote sur créances restructurées figure au même titre que les intérêts dans le produit net bancaire.

Les intérêts courus sont enregistrés périodiquement sur les créances saines, y compris restructurées, et sur les créances douteuses non définitivement compromises. Les intérêts sur créances douteuses compromises ne sont enregistrés en compte de résultat qu'au moment de leur paiement effectif.

## TITRES

Le terme "titres" recouvre les titres du marché interbancaire (notamment les billets à ordre négociables et les billets hypothécaires), les bons du Trésor et les autres titres de créances négociables, les obligations et les autres valeurs mobilières dites à revenu fixe - c'est-à-dire à rendement non aléatoire, qu'il soit fondé sur des taux fixes ou sur des taux variables -, les actions et les autres titres à revenu variable.

Selon les dispositions du règlement CRC n° 2000-02, les titres sont classés dans les catégories suivantes : titres de transaction, titres de placement, titres de l'activité de portefeuille, titres d'investissement, autres titres détenus à long terme, titres de participation et parts dans les entreprises liées.

En cas de risque de crédit avéré, les titres à revenu fixe des portefeuilles de placement et d'investissement sont identifiés comme des titres douteux, selon les mêmes critères que ceux applicables aux créances et engagements douteux. Les titres à revenu variable peuvent également être considérés comme douteux en cas de risque de défaillance avéré de l'émetteur, en particulier lorsque l'émetteur des titres fait l'objet de procédures collectives.

Lorsque des titres supportant un risque de contrepartie sont classés en douteux, la provision relative à ce risque, lorsqu'il peut être isolé, est inscrite dans la rubrique "Coût du risque".

### ◦ Titres de transaction

Les titres détenus dans le cadre d'une activité de négociation rapide, c'est-à-dire généralement ceux qui sont revendus dans un délai maximal de six mois, sont comptabilisés sous la rubrique "Titres de transaction" et évalués individuellement à leur prix de marché. Les variations de valeur contribuent à la formation du résultat de ce portefeuille.

### ◦ Titres de placement

Sont comptabilisés en titres de placement, les titres détenus plus de six mois sans pour autant devoir être conservés durablement.

Les obligations et les autres titres dits à revenu fixe sont évalués au plus bas du prix d'acquisition (hors intérêts courus non échus) ou de la valeur probable de négociation. Celle-ci est généralement déterminée par référence au cours de Bourse. Les intérêts courus sont comptabilisés en compte de résultat dans la rubrique "Intérêts et produits assimilés sur obligations et autres titres à revenu fixe".

L'écart éventuel entre le prix d'acquisition et le prix de remboursement des titres de placement à revenu fixe acquis sur le marché secondaire fait l'objet d'une imputation prorata temporis, sur la durée de vie résiduelle des titres, au compte de résultat. Au bilan, la valeur comptable des titres est ainsi progressivement ajustée à la valeur de remboursement.





## CRÉANCES SUR LES ÉTABLISSEMENTS DE CRÉDIT ET SUR LA CLIENTÈLE

Les créances sur les établissements de crédit recouvrent l'ensemble des créances, y compris les créances subordonnées, détenues au titre d'opérations bancaires sur des établissements de crédit à l'exception de celles matérialisées par un titre. Elles comprennent également les valeurs reçues en pension, quel que soit le support de l'opération, et les créances se rapportant à des pensions livrées sur titres. Elles sont ventilées entre créances à vue et créances à terme.

Les créances sur la clientèle comprennent les concours distribués aux agents économiques autres que les établissements de crédit, à l'exception de celles qui sont matérialisées par un titre, les valeurs reçues en pension, quel que soit le support de l'opération, et les créances se rapportant à des pensions livrées sur titres. Elles sont ventilées en créances commerciales, comptes débiteurs de la clientèle et autres crédits.

Les prêts consentis et les engagements de crédit confirmés sont répartis entre les encours réputés sains, qu'ils aient ou non fait l'objet d'une restructuration, et les encours jugés douteux. Il en est de même des risques de crédit attachés aux instruments financiers à terme dont la valeur actuelle est représentative d'un actif pour l'entreprise.

Le suivi des créances s'appuie sur un système de notation des risques de crédit de BNP Paribas SA. Ce dernier prend en compte deux paramètres fondamentaux : la probabilité de défaut de la contrepartie qui s'exprime au moyen d'une note et le taux de récupération global qui est attaché à la nature des transactions. L'échelle de note de contrepartie comprend douze niveaux : dix couvrant les créances saines et deux relatifs aux clients douteux et douteux compromis.

Sont considérées comme douteuses les créances pour lesquelles la banque estime qu'il existe un risque de voir les débiteurs dans l'impossibilité d'honorer tout ou partie de leurs engagements. Les crédits présentant des échéances impayées depuis plus de trois mois, plus de six mois en matière immobilière, ou plus de douze mois en matière de crédits aux collectivités locales, ainsi que les crédits faisant l'objet d'une procédure contentieuse sont considérés comme douteux. La classification en douteux d'une créance entraîne immédiatement celle de l'ensemble des encours et des engagements relatifs au débiteur dans cette même catégorie.

Ces crédits donnent lieu à la constitution de provisions pour créances douteuses, à hauteur de la perte en capital prévisible et du montant des intérêts impayés ; le montant de la provision ne peut être inférieur au montant des intérêts comptabilisés, sauf si les garanties dont dispose la banque permettent d'assurer le recouvrement du capital et de tout ou partie des intérêts dus. Ces garanties sont constituées de garanties hypothécaires et nantissements, ainsi que de dérivés de crédit que la banque a acquis pour protéger le risque de crédit attaché aux portefeuilles de créances.

Lorsque le paiement des échéances initiales d'un crédit devenu douteux a repris de manière régulière, celui-ci peut à nouveau être classé dans la catégorie des créances saines. De même, les créances douteuses ayant fait l'objet d'une restructuration dont les termes sont respectés sont également reclassées en créances saines. Lorsque la restructuration d'une créance reclassée parmi les créances saines a été conclue à des conditions hors marché, celle-ci est spécifiquement identifiée et donne lieu au calcul d'une décote représentant l'écart d'intérêt entre les nouvelles conditions de rémunération et le taux le plus faible entre le taux d'origine de la créance et le taux de marché prévalant au jour de la restructuration. Lorsqu'une créance ayant fait l'objet d'une première restructuration présente à nouveau des échéances impayées, quelles qu'aient été les conditions de la restructuration, la créance est définitivement déclassée en créance douteuse compromise.

Les créances de faible montant détenues sur des particuliers ayant fait l'objet d'une décision de restructuration par une commission de surendettement dans le cadre de la loi française dite "loi Neiertz" ne sont reclassées en créances saines que lorsque les chargés de relation clientèle ont acquis la certitude de la capacité du débiteur d'honorer pleinement ses engagements. Les créances reclassées parmi les créances saines ne font pas l'objet d'un calcul de décote individuel mais restent couvertes par une provision statistique déterminée en fonction du risque de perte attendue, au moins égale à ce qu'aurait été la décote sur lesdites créances.

Sont considérées comme douteuses compromises, les créances sur des contreparties dont les conditions de solvabilité sont telles qu'après une durée raisonnable de classement en douteux, aucun reclassement en sain n'est prévisible, les créances pour lesquelles la déchéance du terme a été prononcée, les créances issues de restructurations pour lesquelles le débiteur est à nouveau en défaut, ainsi que les créances classées en douteux depuis



Les comptes de BNP Paribas SA sont établis conformément aux principes comptables généraux applicables en France aux établissements de crédit.

## ÉLÉMENTS D'APPRÉCIATION PERMETTANT LA COMPARABILITÉ

L'application par BNP Paribas SA du règlement n° 2000-06 du Comité de la Réglementation Comptable (CRC) relatif aux passifs est sans impact significatif sur les capitaux propres d'ouverture au 1er janvier 2002 et sans incidence sur la comparabilité des états financiers des trois exercices présentés.

Jusqu'au 30 septembre 2002, les titres de participation et autres titres détenus à long terme étaient valorisés au plus bas de leur coût historique et de leur valeur d'utilité, principalement déterminée en fonction du prix de marché moyen des 24 derniers mois ou d'une valeur de marché plus proche de la date de clôture en cas de baisse jugée durable de la valeur du titre.

À compter de cette date, BNP Paribas SA a modifié les modalités d'évaluation de la valeur d'utilité en retenant une approche multicritère qui repose notamment sur l'actualisation des flux futurs, la somme des parties, l'actif net réévalué et les rapports communément utilisés qui leur sont relatifs (cf. infra, paragraphe relatif aux titres). L'application de ces nouvelles modalités n'aurait pas eu d'effets significatifs sur les résultats de l'exercice 2001.

Le règlement du CRC n° 2002-10 relatif à l'amortissement et à la dépréciation des actifs, modifié par le règlement du CRC 2003-07 du 12 décembre 2003 relatif à la date et aux conséquences de la première application des nouvelles dispositions, a été en conséquence rendu d'application obligatoire à compter du 1er janvier 2005. BNP Paribas SA n'ayant pas opté pour une mise en œuvre anticipée de ce règlement n'est pas concerné par les dispositions transitoires relatives aux provisions pour grosses réparations. En outre, BNP Paribas SA n'ayant pas identifié de montant significatif au titre de dépenses relatives à des programmes pluriannuels de gros entretiens ou de grandes révisions, ces règlements sont sans incidence sur les capitaux propres au 1er janvier 2003.

Le règlement n° 2002-03 du CRC traitant du risque de crédit, des modalités de classification des créances douteuses et des créances ayant fait l'objet d'une restructuration, ainsi que des changements de condition de rémunération attachés aux créances restructurées, a été mis en œuvre à compter du 1er janvier 2003 en tenant compte de l'avis du Comité d'urgence n° 2003-G du 18 décembre 2003 et du communiqué de presse du 21 novembre 2003 du Conseil National de la Comptabilité (CNC). L'application de ce règlement sur le stock de créances saines restructurées inscrit à son bilan au 31 décembre 2002 a conduit BNP Paribas SA à constater en coût du risque 51 millions d'euros de décote de restructuration, représentative de la différence existante entre les nouvelles conditions de rémunération des créances saines restructurées et le taux de marché prévalant au jour de la restructuration. Ce différentiel de taux actualisé sera repris en résultat dans la marge d'intérêt desdites créances. L'application du règlement a conduit par ailleurs à reclasser en créances douteuses compromises 540 millions d'euros d'encours de créances précédemment considérées comme relevant du risque pays, les échéances restructurées ayant fait à nouveau l'objet d'impayés. Ces créances étaient couvertes par une provision pour risques pays de 273 millions d'euros qui a été reprise sur l'exercice 2003 pour faire l'objet, simultanément, d'une dotation au titre des risques spécifiques sur créances douteuses (note 6).

Par ailleurs, ce règlement a introduit deux sous-catégories de créances : les créances saines restructurées à des conditions hors marché, comprises dans la catégorie des créances saines, et les créances douteuses compromises, comprises dans la catégorie des créances douteuses.

L'avis en date du 21 janvier 2004 du Comité d'urgence du CNC a défini les modalités de traitement des conséquences de la loi n° 2003-775 du 21 août 2003 portant réforme des retraites modifiant les conditions de départ à la retraite des salariés. Seuls sont désormais autorisés avant 65 ans les départs à la retraite à l'initiative du salarié, les indemnités de fin de carrière versées dans ce cadre étant dès lors soumises à cotisations sociales. Ces modifications ont pour conséquence la révision de certaines hypothèses actuarielles sous-jacentes à la détermination de l'engagement donnant lieu, conformément aux principes de BNP Paribas SA, à un provisionnement intégral dans le résultat de l'exercice 2003 pour 199 millions d'euros (note 29).



# Compte de résultat de BNP Paribas SA

| En millions d'euros, au 31 décembre | 2003 | 2002 | 2001 |
|---|---|---|---|
| *Intérêts et produits assimilés* | *16 348* | *20 341* | *28 805* |
| *Intérêts et charges assimilés* | *(13 690)* | *(18 086)* | *(27 037)* |
| Net des intérêts et produits assimilés | 2 658 | 2 255 | 1 768 |
| Revenus des titres à revenu variable | 1 926 | 1 696 | 1 082 |
| *Commissions (produits)* | *3 319* | *3 624* | *3 509* |
| *Commissions (charges)* | *(1 086)* | *(872)* | *(957)* |
| Net des commissions | 2 233 | 2 752 | 2 552 |
| Gains nets sur opérations liées aux portefeuilles de négociation | 2 408 | 2 377 | 3 194 |
| Gains nets sur opérations liées aux portefeuilles de placement et assimilés | 92 | 90 | 96 |
| *Autres produits d'exploitation bancaire* | *269* | *329* | *403* |
| *Autres charges d'exploitation bancaire* | *(364)* | *(487)* | *(357)* |
| Nets des autres produits et charges d'exploitation bancaire | (95) | (158) | 46 |
| **Produit net bancaire** | **9 222** | **9 012** | **8 738** |
| Charges générales d'exploitation : | | | |
| Frais de personnel | (3 757) | (3 627) | (3 803) |
| Autres frais administratifs | (1 639) | (1 760) | (1 909) |
| Total des charges générales d'exploitation | (5 396) | (5 387) | (5 712) |
| Dotation aux amortissements et provisions sur immobilisations incorporelles et corporelles | (428) | (325) | (336) |
| **Résultat brut d'exploitation** | **3 398** | **3 300** | **2 690** |
| Coût du risque | (715) | (820) | (622) |
| **Résultat d'exploitation** | **2 683** | **2 480** | **2 068** |
| Gains ou pertes sur actifs immobilisés | (70) | 364 | 2 366 |
| **Résultat courant avant impôt** | **2 613** | **2 844** | **4 434** |
| Résultat exceptionnel | (416) | (67) | (98) |
| Impôt sur les bénéfices | (12) | 66 | (373) |
| Dotation nette aux fonds pour risques bancaires généraux et provisions réglementées | 174 | (13) | (38) |
| **Résultat net** | **2 359** | **2 830** | **3 925** |



## PASSIF

| En millions d'euros | 2003 | 2002 | 2001 |
|---|---|---|---|
| **Opérations interbancaires et assimilées :** | | | |
| Banques centrales, CCP | 17 | 98 | 92 |
| Dettes envers les établissements de crédit | 215 080 | 192 994 | 205 699 |
| **Total des opérations interbancaires et assimilées** | **215 097** | **193 092** | **205 791** |
| **Comptes créditeurs de la clientèle** | **163 368** | **143 448** | **174 067** |
| **Dettes représentées par un titre :** | | | |
| Bons de caisse | 98 | 174 | 303 |
| Titres du marché interbancaire | 1 018 | 1 020 | 1 668 |
| Titres de créances négociables | 73 561 | 68 521 | 75 554 |
| Emprunts obligataires | 7 427 | 8 709 | 13 633 |
| Autres dettes représentées par un titre | | 108 | 26 |
| **Total des dettes représentées par un titre** | **82 104** | **78 532** | **91 184** |
| **Comptes de régularisation et passifs divers** | **111 888** | **106 074** | **170 493** |
| **Provisions pour risques et charges** | **3 692** | **3 754** | **4 504** |
| **Dettes subordonnées** | **15 367** | **16 576** | **13 770** |
| **Fonds pour risques bancaires généraux** | **759** | **908** | **914** |
| **Capitaux propres :** | | | |
| Capital souscrit | 1 806 | 1 790 | 1 772 |
| Primes d'émission et d'apport | 7 110 | 6 881 | 6 553 |
| Réserves | 14 472 | 12 710 | 9 815 |
| **Total des capitaux propres** | **23 388** | **21 381** | **18 140** |
| **Résultat de l'exercice** | **2 359** | **2 830** | **3 925** |
| **Total du passif** | **618 022** | **566 595** | **682 788** |
| HORS BILAN | | | |
| Engagements de financement reçus | 33 726 | 15 609 | 18 220 |
| Engagements de garantie reçus | 39 234 | 38 233 | 37 537 |
| Engagements sur titres (*) | 4 579 | 4 905 | 8 825 |



# EXTRAITS DES COMPTES SOCIAUX

## Bilan de BNP Paribas SA

### ACTIF

| En millions d'euros, au 31 décembre | 2003 | 2002 | 2001 |
|---|---|---|---|
| **Opérations interbancaires et assimilées (note 3) :** | | | |
| Caisse, banques centrales, CCP | 3 081 | 8 093 | 2 057 |
| Effets publics et valeurs assimilées | 69 541 | 48 572 | 43 636 |
| Créances sur les établissements de crédit | 204 851 | 188 120 | 212 493 |
| **Total des opérations interbancaires et assimilées** | **277 473** | **244 785** | **258 186** |
| **Opérations avec la clientèle :** | | | |
| Créances sur la clientèle | 181 350 | 164 573 | 187 485 |
| Opérations de crédit-bail et opérations assimilées | 111 | 151 | 242 |
| **Total des opérations avec la clientèle** | **181 461** | **164 724** | **187 727** |
| **Obligations et autres titres à revenu fixe** | **41 890** | **31 057** | **48 023** |
| **Actions et autres titres à revenu variable** | **4 452** | **2 938** | **8 857** |
| **Participations, parts dans les entreprises liées et autres titres détenus à long terme :** | | | |
| Participations et parts dans les entreprises liées | 27 486 | 31 082 | 25 946 |
| Autres titres détenus à long terme | 1 998 | 2 132 | 2 281 |
| **Total des participations et parts dans les entreprises liées et autres titres détenus à long terme** | **29 484** | **33 214** | **28 227** |
| **Immobilisations incorporelles et corporelles** | **3 618** | **3 498** | **3 189** |
| **Actions propres** | **1 781** | **979** | **649** |
| **Comptes de régularisation et actifs divers** | **77 863** | **85 400** | **147 930** |
| **Total de l'actif** | **618 022** | **566 595** | **682 788** |
| **HORS BILAN** | | | |
| Engagements de financement donnés | 126 688 | 103 340 | 104 693 |
| Engagements de garantie donnés | 58 010 | 62 493 | 84 636 |
| Engagements sur titres (*) | 5 233 | 4 693 | 9 672 |
| Opérations sur instruments financiers à terme | 18 450 640 | 13 533 521 | 10 998 805 |

*(*) Conformément aux dispositions de l'annexe 1 du règlement 91-01, les engagements relatifs aux titres à livrer doivent être déclarés en engagements donnés et les engagements relatifs aux titres à recevoir doivent être déclarés en engagements reçus. Par conséquent, les titres à livrer (4 693 millions d'euros en 2002 et 9 672 millions d'euros en 2001) sont désormais inscrits parmi les engagements donnés. Réciproquement, les titres à recevoir (4 905 millions d'euros en 2002 et 8 825 millions d'euros en 2001) sont désormais inscrits parmi les engagements reçus.*



# RAPPORT DES COMMISSAIRES AUX COMPTES SUR LE RAPPORT DU PRÉSIDENT DU CONSEIL D'ADMINISTRATION

**Rapport du Commissaire aux comptes, établi en application du dernier alinéa de l'article L 225-235 du Code de Commerce, sur le rapport du Président du Conseil d'administration de BNP Paribas décrivant les procédures de contrôle interne relatives à l'élaboration et au traitement de l'information comptable et financière.**

Exercice clos le 31 décembre 2003

| Barbier Frinault & Autres | PricewaterhouseCoopers Audit | Mazars & Guérard |
|---|---|---|
| Ernst & Young | | Mazars |
| 41, rue Ybry | 32, rue Guersant | Le Vinci - 4, allée de l'Arche |
| 92576 Neuilly-sur-Seine Cedex | 75017 Paris | 92075 Paris La Défense |

Aux Actionnaires
BNP Paribas
16, boulevard des Italiens
75009 Paris

Mesdames, Messieurs les actionnaires,

En notre qualité de Commissaire aux comptes de BNP Paribas et en application des dispositions du dernier alinéa de l'article L 225-235 du Code de Commerce, nous vous présentons notre rapport sur le rapport établi par le Président de votre société conformément aux dispositions de l'article L 225-37 du Code de Commerce au titre de l'exercice clos le 31 décembre 2003.

Sous la responsabilité du Conseil d'administration, il revient à la direction de définir et de mettre en œuvre des procédures de contrôle interne adéquates et efficaces. Il appartient au Président de rendre compte, dans son rapport, notamment des conditions de préparation et d'organisation des travaux du Conseil d'administration et des procédures de contrôle interne mises en place au sein de la société.
Il nous appartient de vous communiquer les observations qu'appellent de notre part les informations et déclarations contenues dans le rapport du Président concernant les procédures de contrôle interne relatives à l'élaboration et au traitement de l'information comptable et financière.

Nous avons, conformément à la doctrine professionnelle applicable en France, pris connaissance des objectifs et de l'organisation générale du contrôle interne, ainsi que des procédures de contrôle interne relatives à l'élaboration et au traitement de l'information comptable et financière, présentés dans le rapport du Président.

Sur la base de nos travaux, nous n'avons pas d'observation à formuler sur la description des procédures de contrôle interne de la société relatives à l'élaboration et au traitement de l'information comptable et financière, contenues dans le rapport du Président du Conseil d'administration, établi en application des dispositions du dernier alinéa de l'article L 225-37 du Code de Commerce.

Fait à Neuilly-sur-Seine, Paris et La Défense, le 16 mars 2004

Les Commissaires aux comptes

| Barbier Frinault & Autres | PricewaterhouseCoopers Audit | Mazars & Guérard |
|---|---|---|
| Ernst & Young | | Mazars |
| Christian Chiarasini | Étienne Boris | Hervé Hélias |
| Radwan Hoteit | | |



Votre société a constitué au 31 décembre 2003 (note 38 de l'annexe) une provision pour tenir compte des conséquences de la loi n° 2003-775 du 21 août 2003 portant réforme des retraites en France sur les indemnités de fin de carrière. Dans le cadre de notre appréciation de cette estimation, nous avons examiné les hypothèses et modalités de calcul retenues ; nous avons par ailleurs examiné la conformité du traitement comptable retenu avec les options offertes par l'avis du Comité d'urgence du Conseil National de la Comptabilité du 21 janvier 2004.

Nous avons procédé à l'appréciation du caractère raisonnable de ces estimations.

Les appréciations que nous avons portées sur ces éléments s'inscrivent dans le cadre de notre démarche d'audit qui porte sur les comptes consolidés pris dans leur ensemble et contribuent à la formation de l'opinion exprimée dans la première partie du rapport.

**Vérification spécifique**

Par ailleurs, nous avons également procédé à la vérification des informations données dans le rapport sur la gestion du groupe. Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes consolidés.

Neuilly-sur-Seine, Paris et La Défense, le 16 mars 2004

Les Commissaires aux comptes

| Barbier Frinault & Autres<br>Ernst & Young | PricewaterhouseCoopers Audit | Mazars & Guérard<br>Mazars |
|---|---|---|
| Christian Chiarasini<br>Radwan Hoteit | Étienne Boris | Hervé Hélias |



# RAPPORT DES COMMISSAIRES AUX COMPTES SUR LES COMPTES CONSOLIDÉS

## EXERCICE CLOS LE 31 DÉCEMBRE 2003


Barbier Frinault & Autres
Ernst & Young
41, rue Ybry
92576 Neuilly-sur-Seine Cedex

PricewaterhouseCoopers Audit
32, rue Guersant
75017 Paris

Mazars & Guérard
Mazars
Le Vinci - 4, allée de l'Arche
92075 Paris La Défense


Aux Actionnaires
BNP Paribas
16, boulevard des Italiens
75009 Paris

Mesdames, Messieurs,

En exécution de la mission qui nous a été confiée par votre Assemblée Générale, nous avons procédé au contrôle des comptes consolidés de BNP Paribas établis en euros, relatifs à l'exercice clos le 31 décembre 2003, tels qu'ils sont joints au présent rapport.

Les comptes consolidés ont été arrêtés par votre Conseil d'administration. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces comptes.

**Opinion sur les comptes consolidés**

Nous avons effectué notre audit selon les normes professionnelles applicables en France ; ces normes requièrent la mise en œuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes consolidés ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

Nous certifions que les comptes consolidés sont, au regard des règles et principes comptables français, réguliers et sincères et donnent une image fidèle du patrimoine, de la situation financière, ainsi que du résultat de l'ensemble constitué par les entreprises comprises dans la consolidation.

Sans remettre en cause l'opinion exprimée ci-dessus, nous attirons votre attention sur la note 1 de l'annexe qui expose les changements de méthodes comptables résultant de l'application du règlement CRC n° 2002-03 relatif au traitement comptable du risque de crédit et du règlement CRC n° 2002-10 relatif à l'amortissement et à la dépréciation des actifs.

**Justification de nos appréciations**

En application des dispositions de l'article L 225-235 du Code de Commerce relatives à la justification de nos appréciations, et qui s'appliquent pour la première fois à cet exercice, nous portons à votre connaissance les éléments suivants :

Le provisionnement des risques de crédit, la valorisation des instruments financiers et l'évaluation des portefeuilles de titres de participation et autres titres détenus à long terme constituent des domaines d'estimation comptable significative dans toute activité bancaire :

- votre société constitue des provisions pour couvrir les risques de crédit inhérents à ses activités (notes 1, 4, 8 et 19 de l'annexe). Dans le cadre de notre appréciation de ces estimations, nous avons examiné le dispositif de contrôle relatif au suivi des risques de crédit, à l'appréciation des risques de non-recouvrement et à leur couverture par des provisions spécifiques et générales ;
- votre société utilise des modèles internes pour la valorisation des positions sur instruments financiers qui ne sont pas cotés sur des marchés organisés (note 1 de l'annexe). Dans le cadre de notre appréciation de ces estimations, nous avons examiné le dispositif de contrôle relatif à la vérification des modèles et à la détermination des paramètres utilisés ;
- les titres de participation et autres titres détenus à long terme sont évalués à leur valeur d'utilité en retenant une approche multicritère (note 1 de l'annexe). Dans le cadre de notre appréciation de ces estimations, nous avons examiné les éléments ayant conduit à la détermination de



# Note 41

## Charges de restructuration relatives au rapprochement BNP-Paribas

Le rapprochement de BNP et de Paribas engagé en 1999 a conduit à constater des provisions et amortissements exceptionnels liés à la restructuration des deux groupes pour un montant total de 989 millions d'euros net d'impôt à la date de première consolidation de Paribas (30 septembre 1999).

Le tableau ci-dessous présente les charges encourues depuis le 1er octobre 1999, imputées sur la provision constituée initialement :

| En millions d'euros | Provision pour coûts de restructuration | Amortissement de survaleurs et assimilés | Effet d'impôt | Total des charges comptabilisées nettes d'impôts |
|---|---|---|---|---|
| Charges comptabilisées au cours du 4e trimestre 1999 | (59) | (183) | 33 | (209) |
| Charges comptabilisées au cours de l'exercice 2000 | (330) | - | 101 | (229) |
| Charges comptabilisées au cours de l'exercice 2001 | (501) | - | 163 | (338) |
| Charges comptabilisées au cours de l'exercice 2002 | (143) | - | 45 | (98) |
| Charges comptabilisées au cours de l'exercice 2003 | (98) | | 34 | (64) |

# Note 42

## Effectifs

L'effectif des entités consolidées par intégration globale et proportionnelle se répartit de la façon suivante :

| | 31/12/2003 | 31/12/2002 | 31/12/2001 |
|---|---|---|---|
| BNP Paribas métropole | 37 200 | 37 335 | 37 545 |
| *Dont cadres* | *14 066* | *13 368* | *12 648* |
| Filiales métropolitaines | 13 844 | 14 065 | 13 051 |
| Total métropole | 51 044 | 51 400 | 50 596 |
| Total hors métropole | 38 027 | 36 285 | 34 598 |
| **Total groupe BNP Paribas** | **89 071** | **87 685** | **85 194** |
| BNP Paribas SA | 44 060 | 44 908 | 45 870 |
| Filiales | 45 011 | 42 777 | 39 324 |



## Note 40

### IMPÔT SUR LES BÉNÉFICES

| En millions d'euros | 2003 | 2002 | 2001 |
|---|---|---|---|
| Charge des impôts courants de l'exercice | 1 579 | 1 058 | 1 621 |
| (Produit) charge net des impôts différés de l'exercice | (98) | 117 | 196 |
| **Charge nette de l'impôt sur les bénéfices** | **1 481** | **1 175** | **1 817** |
| ◦ sur activités courantes | 1 524 | 1 210 | 1 847 |
| ◦ sur éléments exceptionnels | (43) | (35) | (30) |

La loi de finance 2003 prévoit un nouveau régime fiscal accessible aux sociétés d'investissements immobiliers cotées (SIIC) permettant aux sociétés ayant opté pour ce régime d'être totalement exonérées de l'impôt sur les sociétés au titre des plus-values de cession et des bénéfices courants issus de l'activité éligible à ce régime, sous condition de l'acquittement d'un impôt libératoire, calculé forfaitairement à hauteur de 16,5 % des plus-values latentes sur les actifs éligibles à ce régime au 1er janvier 2003. Le groupe Klépierre ayant opté pour ce nouveau régime, une charge de 104 millions d'euros a été comptabilisée à ce titre en 2003.

Par ailleurs, la charge nette de l'impôt sur les bénéfices comprend au 31 décembre 2003 une reprise de provisions de 158 millions d'euros pour incertitudes fiscales devenues sans objet du fait de l'application par l'administration fiscale de la jurisprudence du Conseil d'État relative à l'article 209 B du Code général des Impôts. Enfin la banque a corrigé la charge fiscale du groupe en France d'un montant de 136 millions d'euros en constatant une provision pour impôt différé au titre de résultats déficitaires relatifs à des exercices antérieurs de groupements d'intérêt économique détenus par certaines sociétés du groupe fiscal constitué par BNP Paribas.

L'économie d'impôt résultant en 2003 de la comptabilisation de pertes reportables ou de la déductibilité de charges antérieurement comptabilisées représente 51 millions d'euros au sein du groupe (40 millions d'euros au 31 décembre 2002 et 209 millions d'euros au 31 décembre 2001). Les actifs d'impôts différés non comptabilisés s'élèvent à 370 millions d'euros au 31 décembre 2003 (321 millions d'euros au 31 décembre 2002 et 334 millions d'euros au 31 décembre 2001).

Analyse du taux effectif de l'impôt :

| En pourcentage | 2003 | 2002 | 2001 |
|---|---|---|---|
| Taux de droit commun de l'impôt en France | 33,3 | 33,3 | 33,3 |
| Effet du taux réduit sur les plus-values à long terme en France | (1,4) | (0,6) | (2,2) |
| Résultat des sociétés mises en équivalence | (0,8) | (0,6) | (1,2) |
| Différences permanentes faisant l'objet, en France, de réintégrations fiscales | (2,0) | (3,1) | (1,8) |
| Différentiel de taux d'imposition des entités étrangères | (6,8) | (8,0) | (4,1) |
| Effets des éléments de résultats négatifs | 3,3 | 2,9 | 2,5 |
| Divers | 0,9 | 0,5 | 2,7 |
| **Taux effectif de l'impôt** | **26,5** | **24,4** | **29,2** |

L'encours des impôts différés se ventile de la manière suivante :

| En millions d'euros, au 31 décembre | 2003 | | | 2002 | 2001 |
|---|---|---|---|---|---|
| | Sociétés intégrées au groupe fiscal (note 2) | Autres sociétés | Total | Total | Total |
| Impôts différés actif [1] | 1 188 | 762 | 1 950 | 1 664 | 1 758 |
| Impôts différés passif | 1 431 | 1 083 | 2 514 | 2 374 | 2 460 |
| **Impôts différés passif nets** | **243** | **321** | **564** | **710** | **702** |

*[1] Le montant des reports fiscaux déficitaires contribue à hauteur de 156 millions d'euros en 2003 (134 millions d'euros en 2002 et 100 millions d'euros en 2001) au total des impôts différés actifs.*

L'impôt latent déterminé sur la plus-value d'apport dégagée à l'occasion de l'apport par la BNP à sa filiale la Compagnie Immobilière de France, des immeubles et droits sur contrats de crédit-bail immobilier et assimilé à un impôt différé passif, s'élève au 31 décembre 2003 à 196 millions d'euros.





- **Formation du résultat par pôle à fonds propres normalisés et par zone géographique**

Les résultats par pôle d'activité à fonds propres normalisés sont déterminés en affectant à chacun des pôles le produit des fonds propres alloués en fonction des risques encourus sur la base d'un ensemble de conventions principalement fondées sur la consommation de fonds propres résultant des calculs d'actifs pondérés fixés par la réglementation relative aux ratios de solvabilité.

La ventilation des résultats présentés ci-dessous tient compte des changements d'organisation intervenus sur l'exercice 2003, notamment concrétisés par la création du pôle Services Financiers et Banque de Détail à l'International. Ces changements se sont accompagnés d'un transfert du groupe Cortal Consors, affecté jusqu'en 2002 au pôle Services Financiers Spécialisés, au pôle Banque Privée, Gestion d'Actifs, Assurances et Titres en 2003. Les références de l'exercice 2002 ont été retraitées en conséquence.

| En millions d'euros | Produit net bancaire | | Résultat brut d'exploitation | | Résultat d'exploitation | | Résultat net avant impôt | |
|---|---|---|---|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 | 2003 | 2002 | 2003 | 2002 |
| Banque de Détail en France | 4 733 | 4 588 | 1 467 | 1 405 | 1 242 | 1 207 | 1 240 | 1 207 |
| Services Financiers et de Détail à l'International | 4 903 | 4 878 | 2 158 | 2 025 | 1 629 | 1 503 | 1 408 | 1 284 |
| *Banque de Détail à l'International* | *2 174* | *2 379* | *987* | *1 059* | *883* | *908* | *727* | *701* |
| *Services Financiers* | *2 729* | *2 499* | *1 171* | *966* | *746* | *595* | *681* | *583* |
| Banque de Financement et d'Investissement | 5 818 | 5 146 | 2 434 | 1 875 | 1 801 | 1 160 | 1 879 | 1 186 |
| Banque Privée, Gestion d'Actifs, Assurances et Titres | 2 476 | 2 292 | 803 | 792 | 787 | 784 | 723 | 787 |
| BNP Paribas Capital | (34) | (21) | (73) | (65) | (76) | (70) | 496 | 611 |
| Autres activités | 39 | (90) | (139) | (194) | (94) | (216) | (160) | (262) |
| **Total** | **17 935** | **16 793** | **6 650** | **5 838** | **5 289** | **4 368** | **5 586** | **4 813** |
| France | 9 891 | 9 018 | 3 303 | 2 828 | 2 522 | 2 333 | 2 886 | 2 895 |
| Autres pays de l'espace économique européen | 3 748 | 3 423 | 1 332 | 1 207 | 1 024 | 851 | 1 190 | 1 025 |
| Pays des zones Amériques et Asie | 3 874 | 3 889 | 1 832 | 1 595 | 1 617 | 1 029 | 1 393 | 733 |
| Autres pays | 422 | 463 | 183 | 208 | 126 | 155 | 117 | 160 |

- **Activité du groupe par zone géographique**

| En millions d'euros, au 31 décembre | Opérations interbancaires et assimilées | | Opérations avec la clientèle | | Total | |
|---|---|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 | 2003 | 2002 |
| **Emplois** | | | | | | |
| France | 68 501 | 49 465 | 118 338 | 118 611 | 186 839 | 168 076 |
| Autres pays de l'espace économique européen | 91 665 | 81 647 | 53 593 | 51 803 | 145 258 | 133 450 |
| Pays des zones Amériques et Asie | 112 463 | 106 742 | 45 518 | 50 259 | 157 981 | 157 001 |
| Autres pays | 2 279 | 2 532 | 4 524 | 4 668 | 6 803 | 7 200 |
| **Total des emplois (notes 3 et 4)** | **274 908** | **240 386** | **221 973** | **225 341** | **496 881** | **465 727** |
| **Ressources** | | | | | | |
| France | 53 875 | 42 443 | 90 582 | 87 104 | 144 457 | 129 547 |
| Autres pays de l'espace économique européen | 84 622 | 78 012 | 74 172 | 60 876 | 158 794 | 138 888 |
| Pays des zones Amériques et Asie | 50 633 | 55 602 | 40 113 | 41 648 | 90 746 | 97 250 |
| Autres pays | 2 124 | 1 848 | 5 754 | 5 941 | 7 878 | 7 789 |
| **Total des ressources (notes 14 et 15)** | **191 254** | **177 905** | **210 621** | **195 569** | **401 875** | **373 474** |



## Note 38
### RÉSULTAT EXCEPTIONNEL

| En millions d'euros | 2003 | 2002 | 2001 |
|---|---|---|---|
| Dotation aux provisions pour engagements sociaux | (313) | 21 | (93) |
| Provision pour réorganisation et cessation d'activités | (59) | (51) | (18) |
| Charges encourues pour répondre aux changements de lois et de réglementation | (45) | (49) | (33) |
| Dépréciation exceptionnelle de la valeur résiduelle de véhicules loués | - | (42) | - |
| Provision sur contrat de location immobilière avec option d'achat | (10) | (25) | - |
| Autres charges exceptionnelles nettes | (67) | (28) | (21) |
| **Total du résultat exceptionnel** | **(494)** | **(174)** | **(165)** |

Les éléments portés en résultat exceptionnel traduisent l'effet en comptabilité d'événements ne relevant pas de l'activité courante des différents métiers du groupe, et dont la présentation au sein des autres agrégats du compte de résultat aurait conduit à une moindre comparabilité des opérations de l'exercice avec celles réalisées durant les exercices de référence.

La loi n° 2003-775 du 21 août 2003 portant réforme des retraites en France a modifié les conditions dans lesquelles les salariés peuvent faire valoir leurs droits à la retraite, leur départ à ce titre avant l'âge de 65 ans n'étant désormais possible qu'à leur initiative. Ce changement de législation ne modifie pas le régime des indemnités de fin de carrière versées par les sociétés du groupe BNP Paribas en France mais il conduit à modifier les hypothèses actuarielles retenues jusqu'ici par le groupe pour calculer la valeur actuelle des engagements, la date de libération des droits étant fonction du comportement des salariés suscité par la nouvelle loi. Le groupe a tenu compte de ces nouvelles hypothèses pour déterminer la nouvelle valeur de ces engagements et a provisionné les cotisations sociales désormais dues sur les indemnités de fin de carrière qui seront versées aux salariés faisant le choix de faire valoir leurs droits à la retraite avant l'âge de 65 ans ; ce complément de charges a été intégralement provisionné (229 millions d'euros) en 2003 conformément à la pratique constante de la banque et de ses filiales en France.

En outre, la banque a constitué une provision de 70 millions d'euros au titre d'un nouveau Plan d'Adaptation de l'Emploi mis en place afin de gérer les conséquences sur la pyramide des âges des salariés du groupe en France, de cette nouvelle loi portant réforme des retraites.

Ces deux provisions sont comprises dans la rubrique "Dotations aux provisions pour engagements sociaux".

L'évolution de la stratégie de la banque en Australie et en Inde, ainsi que la filialisation du métier Titres et les études préliminaires à l'évolution des structures de certaines activités des pôles Banque Privée et Gestion d'Actifs et Banque de Financement et d'Investissement ont conduit le groupe à

provision de 51 millions d'euros a été constituée en 2002 et de 18 millions d'euros en 2001. En 2003, les opérations de restructurations engagées par le pôle Services Financiers et Banque de Détail à l'International dans certaines implantations étrangères et par le pôle Banque de Financement et d'Investissement sur le métier traitant des opérations de négociation sur les titres à revenu variable, ont nécessité la constitution d'une provision de 59 millions d'euros.

BNP Paribas a enregistré en 2002 une charge de 49 millions d'euros pour achever l'adaptation de ses systèmes de production et d'information à la monnaie unique européenne dont le coût global a été évalué à environ 500 millions d'euros encouru entre 1996 et 2002. Ce coût recouvrait l'adaptation des systèmes d'information et les contributions aux systèmes interbancaires, les coûts de communication et d'aménagements des relations avec la clientèle ainsi que le dispositif de mise en place de l'euro fiduciaire en 2002. Les charges encourues en 2003 résultent des adaptations des systèmes d'information nécessitées par l'adoption des normes comptables internationales à partir du 1er janvier 2005 et par l'évolution des règles de solvabilité initiée par les autorités prudentielles internationales.

L'activité de financement de véhicules loués développée par le groupe a conduit les filiales anglaises concernées à utiliser un modèle externe d'évaluation prospective des valeurs de revente attendues des véhicules loués. Les dysfonctionnements observés en 2002 du modèle utilisé par une filiale récemment acquise ont nécessité l'adoption d'un nouveau modèle et la constitution d'une provision exceptionnelle de 42 millions d'euros pour dépréciation des véhicules afin de corriger les anomalies d'estimation des valeurs relevées sur l'ancien modèle.

Dans le cadre d'un accord de location immobilière pris en 1993 par First Hawaiian Bank, le groupe, à travers l'une de ses filiales, BancWest, était engagé jusqu'en décembre 2003 dans un contrat de location du siège social de BancWest à Hawaii. BancWest ayant opté début 2003 pour le rachat de cet immeuble, il a été procédé à une dépréciation exceptionnelle de la valeur de rachat de 35 millions d'euros (dont 25 millions d'euros en 2002) pour tenir compte de la



# Note 37

## GAINS NETS SUR ACTIFS IMMOBILISÉS

| En millions d'euros | 2003 | 2002 | 2001 |
|---|---|---|---|
| **Titres d'investissement :** | | | |
| - Plus-values de cessions | 106 | 7 | 33 |
| - Moins-values de cessions | (3) | - | |
| - Dotations aux provisions | - | - | (6) |
| - Reprises de provisions | 1 | - | 1 |
| **Gains nets sur titres d'investissement** | **104** | **7** | **28** |
| **Autres titres détenus à long terme :** | | | |
| - Plus-values de cessions | 790 | 1 147 | 1 142 |
| - Moins-values de cessions | (248) | (73) | (75) |
| - Dotations aux provisions | (261) | (396) | (230) |
| - Reprises de provisions | 243 | 219 | 90 |
| **Gains nets sur autres titres détenus à long terme [1]** | **524** | **897** | **927** |
| **Participations et parts dans les entreprises liées non consolidées** | | | |
| - Plus-values de cessions | 337 | 187 | 364 |
| - Moins-values de cessions | (501) | (109) | (125) |
| - Dotations aux provisions | (201) | (233) | (168) |
| - Reprises de provisions | 416 | 147 | 94 |
| **Gains (pertes) nets sur titres de participations et parts dans les entreprises liées non consolidées** | **51** | **(8)** | **165** |
| **Reprise de provision pour risques sectoriels éventuels** | **218** | **-** | **-** |
| **Immobilisations d'exploitation** | | | |
| - Plus-values de cessions | 53 | 11 | 21 |
| - Moins-values de cessions | (38) | (4) | (16) |
| **Gains nets sur immobilisations d'exploitation** | **15** | **7** | **5** |
| **Total des gains nets sur actifs immobilisés** | **912** | **903** | **1 125** |

*[1] Se référer à la note 12.*

## Note 36 (suite)

**PLANS D'OPTIONS D'ACHAT ET DE SOUSCRIPTION D'ACTIONS**



### 3) OPTIONS DE SOUSCRIPTION ET D'ACHAT D'ACTIONS NON EXPIRÉES ATTRIBUÉES PAR L'EX-GROUPE PARIBAS ET SES FILIALES

| Année du plan | Société d'origine | Date de l'AGE autorisant le plan | Date du Directoire fixant les modalités du plan | Nature de l'option | Nombre de bénéficiaires | Nombre d'options attribuées et ajustées [1] | Date de départ d'exercice des options [2] | Date d'expiration des options | Prix d'exercice (en euros) ajusté [1] | Nombre d'options levées ou caduques ajustées au 31 déc. 2003 [1] | Options ajustées restant à lever au 31 déc.2003 [1] |
|---|---|---|---|---|---|---|---|---|---|---|---|
| PARIBAS SA ET FILIALES ABSORBÉES | | | | | | | | | | | |
| 1996 | CB | 17 mars 1993 | 5 nov. 1996 | S | 100 | 624 696 | 06 nov. 2001 | 04 nov. 2004 | 13,69 | 419 784 | 204 912 |
| | Cardif | 26 avril 1993 | 21 nov. 1996 | S | 35 | 198 832 | 22 nov. 2001 | 20 nov. 2004 | 17,50 | 127 080 | 71 752 |
| 1997 | CFP | 27 mai 1992 | 20 janv. 1997 | A | 526 | 5 178 206 | 20 janv. 2002 | 20 janv. 2005 | 17,30 | 3 794 756 | 1 383 450 |
| | CFP | 27 mai 1992 | 7 juill. 1997 | A | 4 | 77 125 | 7 juillet 2002 | 7 juillet 2005 | 19,47 | 52 445 | 24 680 |
| | CB | 26 avril 1997 | 30 sept. 1997 | A | 149 | 615 608 | 1er oct. 2002 | 29 sept. 2005 | 19,71 | 241 007 | 374 601 |
| | CFP | 25 avril 1997 | 26 déc. 1997 | A | 319 | 6 370 545 | 26 déc. 2002 | 26 déc. 2005 | 23,47 | 3 483 309 | 2 887 236 |
| 1998 | Paribas | 11 mai 1998 | 17 nov. 1998 | A | 975 | 7 255 377 | 17 nov. 2003 | 17 nov. 2006 | 20,41 | 3 552 578 | 3 702 799 |
| 1999 | Paribas | 24 avril 1997 | 4 mai 1999 | A | 1 | 30 850 | 4 mai 2004 | 4 mai 2007 | 31,88 | - | 30 850 |
| FILIALES DE PARIBAS CONSOLIDÉES PAR INTÉGRATION GLOBALE | | | | | | | | | | | |
| 1996 | Cetelem | 24 mars 1994 | 4 nov. 1996 | S | 95 | 482 903 | 5 nov. 2001 | 3 nov. 2004 | 15,51 | 358 177 | 124 726 |
| | UFB | 18 mars 1993 | 16 oct. 1996 | S | 37 | 200 976 | 17 oct. 2001 | 15 oct. 2004 | 13,72 | 99 853 | 101 123 |
| 1997 | Cetelem | 27 mars 1997 | 22 sept. 1997 | A | 117 | 332 893 | 23 sept. 2002 | 21 sept. 2005 | 17,19 | 112 195 | 220 698 |

*CB : Compagnie Bancaire CFP : Compagnie Financière Paribas*

*S : Options de souscription A : Options d'achat*

*[1] Nombre d'options et prix d'exercice exprimés en actions BNP Paribas :*

- *Pour la Compagnie Bancaire, la Compagnie Financière Paribas et la Banque Paribas, en fonction des coefficients de conversion suivants : 9 actions Paribas pour 5 actions Compagnie Bancaire, 1 action Paribas pour 1 action Compagnie Financière Paribas, 1 action Paribas pour 1 action Banque Paribas, 3,085 actions BNP Paribas pour 1 action Paribas.*
- *Pour les filiales de Paribas consolidées par intégration globale (Cetelem et UFB), le nombre d'options et le prix d'exercice sont exprimés en actions BNP Paribas calculées après l'échange : 1,791 action Paribas pour 1 action Cetelem, 3,085 actions BNP pour 1 action Paribas, 1,62054 action Paribas pour 1 action UFB, 3,085 actions BNP Paribas pour 1 action Paribas*

*[2] Dates d'exercice fixées au moment de l'attribution des plans. Toutefois, le traité de fusion BNP-Paribas a prévu que les bénéficiaires d'options devront désormais respecter la période d'indisponibilité fiscale de 5 ans quelles que soient les dates d'exercice initialement prévues.*

## 1) OPTIONS DE SOUSCRIPTION D'ACTIONS NON EXPIRÉES ATTRIBUÉES PAR BNP PARIBAS

| Année du plan | Date de l'AGE autorisant le plan | Date du Conseil d'administration fixant les modalités du plan | Nombre de bénéficiaires | Nombre d'options attribuées | Date de départ d'exercice des options | Date d'expiration des options | Prix d'exercice (en euros) | Nombre d'options levées ou caduques au 31 décembre 2003 [1] | Options restant à lever au 31 décembre 2003 [1] |
|---|---|---|---|---|---|---|---|---|---|
| 2001 [2] | 23 mai 2000 | 15 mai 2001 | 932 | 6 069 000 | 15 mai 2005 | 14 mai 2011 | 49 | 136 000 | 5 933 000 |
| 2002 [2] | 23 mai 2000 | 31 mai 2002 | 1 384 | 2 158 570 | 31 mai 2006 | 30 mai 2012 | 60 | 63 020 | 2 095 550 |
| 2003 [3] | 23 mai 2000 | 21 mars 2003 | 1 302 | 6 693 000 | 21 mars 2007 | 20 mars 2013 | 37,10 | 14 000 | 6 679 000 |

*[1] Les nombres d'options et les prix d'exercice ont été ajustés pour tenir compte de la division du nominal de l'action BNP Paribas par deux intervenue le 20 février 2002.*

*[2] Le droit d'exercice attribué aux salariés est conditionné aux performances financières du groupe déterminées par le rapport entre le résultat consolidé, part du groupe, et les capitaux propres moyens, part du groupe de chaque exercice concerné. La performance minimale retenue est de 16 % en moyenne sur les quatre exercices débutant l'année d'attribution du plan ou à défaut sur trois exercices glissants débutant la deuxième année après celle d'attribution du plan.*

*[3] Les modalités d'exercice d'une fraction des options attribuées aux salariés sont partiellement subordonnées à la réalisation d'une condition de performance relative du titre BNP Paribas, par rapport à l'indice sectoriel Dow Jones Euro Stoxx Bank.*

## 2) OPTIONS DE SOUSCRIPTION D'ACTIONS NON EXPIRÉES ATTRIBUÉES PAR LA BNP

| Année du plan | Date de l'AGE autorisant le plan | Date du Conseil d'administration fixant les modalités du plan | Nombre de bénéficiaires | Nombre d'options attribuées | Date de départ d'exercice des options | Date d'expiration des options | Prix d'exercice (en euros) | Nombre d'options levées ou caduques au 31 décembre 2003 [1] | Options restant à lever au 31 décembre 2003 [1] |
|---|---|---|---|---|---|---|---|---|---|
| 1997 | 14 déc. 1993 | 22 mai 1997 | 64 | 476 000 | 23 mai 2002 | 22 mai 2007 | 18,45 | 220 980 | 255 020 |
| 1998 | 14 déc. 1993 | 13 mai 1998 | 259 | 2 074 000 | 14 mai 2003 | 13 mai 2008 | 37,28 | 342 385 | 1 731 615 |
| 1999 | 13 mai 1998 | 3 mai 1999 | 112 | 670 000 | 4 mai 2004 | 3 mai 2009 | 37,64 | 12 000 | 658 000 |
| 1999 [2] | 13 mai 1998 | 22 déc. 1999 | 642 | 5 064 000 | 23 déc. 2004 | 22 déc. 2009 | 45,16 | 452 000 | 4 612 000 |
| 2000 [2] | 13 mai 1998 | 7 avril 2000 | 1 214 | 1 754 200 | 8 avril 2005 | 7 avril 2010 | 42,50 | 260 500 | 1 493 700 |

*[1] Les nombres d'options et les prix d'exercice ont été ajustés pour tenir compte de la division du nominal de l'action BNP Paribas par deux intervenue le 20 février 2002.*

*[2] Plans ayant concerné les collaborateurs des deux groupes rapprochés, BNP et Paribas. Le droit d'exercice était conditionné au non-paiement du certificat de valeur garantie attaché aux actions créées lors du rapprochement des deux groupes (note 22).*



## Note 35

FRAIS DE PERSONNEL

| En millions d'euros | 2003 | 2002 | 2001 |
|---|---|---|---|
| **Salaires et traitements** | **4 742** | **4 619** | **4 627** |
| **Charges sociales :** | | | |
| Indemnités de départ à la retraite et charges de retraite | 400 | 385 | 336 |
| Autres charges sociales | 1 172 | 1 057 | 1 009 |
| **Total des charges sociales** | **1 572** | **1 442** | **1 345** |
| **Intéressement et participation des salariés :** | | | |
| Intéressement des salariés | 82 | 57 | 104 |
| Participation des salariés | 97 | 64 | 113 |
| **Total de l'intéressement et de la participation des salariés** | **179** | **121** | **217** |
| **Impôts, taxes et versements assimilés sur rémunérations** | **270** | **263** | **278** |
| **Total des frais de personnel** | **6 763** | **6 445** | **6 467** |

L'ensemble des rémunérations et avantages en nature bruts versés en 2003 aux membres du Comité exécutif s'élève à 10,4 millions d'euros. Ce montant inclut la rémunération fixe, la rémunération variable perçue en 2003, au titre de l'exercice 2002, les jetons de présence versés par des sociétés du groupe, ainsi que la fraction transférée en 2003 des rémunérations différées en actions au titre des exercices 2000 et 2001. À cette somme s'ajoute une rémunération variable différée, conformément aux dispositions du plan de bonus différé de BNP Paribas, de 0,7 million d'euros. Le montant des jetons de présence alloués aux membres du Conseil d'administration de BNP Paribas s'élève à 0,5 million d'euros.



## Note 34

### Marge technique et financière des entreprises d'assurance

| En millions d'euros | 2003 | 2002 | 2001 |
|---|---|---|---|
| Primes nettes des primes reversées aux réassureurs | 8 980 | 7 890 | 7 775 |
| Produits nets des placements financiers | 1 770 | 1 706 | 1 811 |
| Charges de prestations (y compris variation de provisions) | (9 100) | (8 170) | (8 276) |
| Autres produits (charges) nets techniques | 8 | 14 | (2) |
| **Marge technique et financière des entreprises d'assurance** [a] | **1 658** | **1 440** | **1 308** |

La marge technique et financière des entreprises d'assurance n'est pas réduite de la charge des commissions versées aux apporteurs d'affaires et aux contractantes, laquelle est portée dans la rubrique "Commissions nettes" du compte de résultat consolidé sur la ligne "Autres commissions sur services financiers" (note 33).

Les éléments de la marge technique et financière sont présentés ci-dessus après élimination des éléments internes au groupe et net de réassurance.

La variation de valeur des actifs en couverture des contrats en unités de compte est constatée dans les produits nets des placements financiers. Elle est compensée par une variation symétrique des dotations aux provisions mathématiques des contrats en unités de compte, qui est présentée dans les charges de prestations.

Les primes brutes se sont élevées pour l'exercice 2003 à 9 203 millions d'euros (8 192 millions d'euros en 2002 et 7 970 millions d'euros en 2001).

[a] *Conformément à la nomenclature des entreprises d'assurance, la contribution des filiales d'assurance du groupe à la marge technique et financière est la suivante :*

| En millions d'euros | 2003 | | | | | |
|---|---|---|---|---|---|---|
| | NATIOVIE | CARDIF | AUTRES SOCIÉTÉS | TOTAL | 2002 | 2001 |
| Résultat technique net d'assurance-vie | 112 | 81 | 17 | 210 | 145 | 178 |
| Résultat technique net d'assurance non-vie | 12 | 64 | | 76 | 59 | 31 |
| Réintégration des frais de gestion | 260 | 989 | 40 | 1 289 | 1 207 | 1 066 |
| Reclassements financiers | 118 | 26 | 3 | 147 | 113 | 144 |
| Sous-total | 502 | 1 160 | 60 | 1 722 | 1 524 | 1 419 |
| Élimination des opérations réciproques conclues avec les métiers bancaires du groupe | (51) | (11) | (2) | (64) | (84) | (111) |
| Contribution nette à la marge technique et financière | 451 | 1 149 | 58 | 1 658 | 1 440 | 1 308 |



# Note 33
## COMMISSIONS NETTES

| En millions d'euros | Net | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| Sur opérations de trésorerie et interbancaires | 181 | 181 | 230 |
| Sur opérations avec la clientèle | 1 482 | 1 530 | 1 272 |
| Sur opérations sur titres [1] | 145 | (103) | (163) |
| Sur opérations de change et d'arbitrage | (9) | 10 | 211 |
| Sur engagements sur titres | 193 | 113 | 118 |
| Sur instruments financiers à terme | (143) | (124) | (66) |
| Sur titres gérés ou en dépôt : | | | |
| ◦ Droits de garde | 170 | 184 | 213 |
| ◦ Gestion des organismes de placements collectifs de valeurs mobilières | 732 | 739 | 990 |
| ◦ Gestion des portefeuilles-titres clientèle | 200 | 218 | 221 |
| ◦ Autres commissions sur titres gérés ou en dépôt | 32 | 30 | 36 |
| Total des commissions perçues sur titres gérés ou en dépôt | 1 134 | 1 171 | 1 460 |
| Sur opérations sur titres pour le compte de la clientèle : | | | |
| ◦ Pour l'achat ou la vente de titres | 257 | 302 | 422 |
| ◦ Pour le placement ou le rachat de titres émis par les organismes de placements collectifs de valeurs mobilières | 124 | 139 | 175 |
| ◦ Autres commissions sur titres | 273 | 248 | 228 |
| Total des commissions perçues sur opérations sur titres pour le compte de la clientèle | 654 | 689 | 825 |
| Autres commissions : | | | |
| ◦ Sur activité d'assistance et de conseil | 428 | 508 | 413 |
| ◦ Sur moyens de paiement | 558 | 552 | 474 |
| ◦ Sur autres services financiers | (970) | (908) | (980) |
| ◦ Sur récupérations de frais | 118 | 116 | 102 |
| ◦ Sur produits accessoires | 365 | 350 | 351 |
| ◦ Sur produits sur opérations diverses de banque | 157 | 93 | 137 |
| Total des autres commissions | 656 | 711 | 497 |
| Total des commissions perçues sur prestations de services financiers | 2 444 | 2 571 | 2 782 |
| **Total des commissions** | **4 293** | **4 178** | **4 384** |

*[1] L'évolution constatée en 2003 provient de l'intégration globale des entités du groupe Cortal Consors précédemment mises en équivalence.*

L'ensemble des commissions représente 23,9 % du produit net bancaire en 2003 contre 24,9 % en 2002 et 25,1 % en 2001.



## Note 31

### PRODUITS ET CHARGES SUR OPÉRATIONS AVEC LA CLIENTÈLE

| Charges d'exploitation | | | Produits d'exploitation | | | En millions d'euros | Produits (charges) nets | | |
|---|---|---|---|---|---|---|---|---|---|
| 2003 | 2002 | 2001 | 2003 | 2002 | 2001 | | 2003 | 2002 | 2001 |
| (2 978) | (3 225) | (4 401) | 10 133 | 11 215 | 13 062 | Intérêts : produits sur créances et charges sur comptes créditeurs de la clientèle | 7 155 | 7 990 | 8 661 |
| (546) | (470) | (1 023) | 411 | 462 | 816 | Intérêts sur titres reçus (donnés) en pension livrée | (135) | (8) | (207) |
| | | | 4 | 2 | 5 | Intérêts sur prêts subordonnés | 4 | 2 | 5 |
| **(3 524)** | **(3 695)** | **(5 424)** | **10 548** | **11 679** | **13 883** | **Produits (charges) sur opérations avec la clientèle** | **7 024** | **7 984** | **8 459** |

## Note 32

### REVENUS DES PORTEFEUILLES-TITRES

| En millions d'euros | 2003 | 2002 | 2001 |
|---|---|---|---|
| **Revenus sur obligations et autres titres à revenu fixe** | | | |
| Titres de placement | 653 | 810 | 922 |
| Titres d'investissement | 1 117 | 1 080 | 1 097 |
| Revenus des titres de développement industriel relevant de la gestion collective des Codevi | 230 | 212 | 209 |
| Produits sur opérations de couverture sur instruments de taux d'intérêt et divers | 1 471 | 1 830 | 321 |
| **Total des revenus sur obligations et autres titres à revenu fixe** | **3 471** | **3 932** | **2 549** |
| **Revenus des portefeuilles-titres à revenu variable** | | | |
| Titres de placement et assimilés | 12 | 22 | 129 |
| Autres titres détenus à long terme | 148 | 157 | 189 |
| Titres de participation et parts dans les entreprises liées non consolidées | 123 | 144 | 246 |
| **Total des revenus des portefeuilles-titres à revenu variable** | **283** | **323** | **564** |
| **Total des revenus des portefeuilles-titres** | **3 754** | **4 255** | **3 113** |



## Note 29
### Intérêts et produits et charges assimilés

| Charges d'exploitation | | | Produits d'exploitation | | | En millions d'euros | Produits (charges) nets | | |
|---|---|---|---|---|---|---|---|---|---|
| 2003 | 2002 | 2001 | 2003 | 2002 | 2001 | | 2003 | 2002 | 2001 |
| (7 212) | (11 460) | (19 783) | 5 846 | 8 876 | 16 375 | Établissements de crédit (note 30) | (1 366) | (2 584) | (3 408) |
| (3 524) | (3 695) | (5 424) | 10 548 | 11 679 | 13 883 | Clientèle (note 31) | 7 024 | 7 984 | 8 459 |
| (5 991) | (5 757) | (5 062) | 7 309 | 7 119 | 6 496 | Crédit-bail | 1 318 | 1 362 | 1 434 |
| (3 936) | (5 310) | (5 058) | | | | Dettes représentées par un titre | (3 936) | (5 310) | (5 058) |
| | | | 3 471 | 3 932 | 2 549 | Obligations et autres titres à revenu fixe (note 32) | 3 471 | 3 932 | 2 549 |
| **(20 663)** | **(26 222)** | **(35 327)** | **27 174** | **31 606** | **39 303** | **Total des intérêts et produits (charges) assimilés** | **6 511** | **5 384** | **3 976** |

## Note 30
### Produits et charges sur opérations avec les établissements de crédit

| Charges d'exploitation | | | Produits d'exploitation | | | En millions d'euros | Produits (charges) nets | | |
|---|---|---|---|---|---|---|---|---|---|
| 2003 | 2002 | 2001 | 2003 | 2002 | 2001 | | 2003 | 2002 | 2001 |
| (4 751) | (7 901) | (14 262) | 3 556 | 5 622 | 10 756 | Intérêts sur comptes à vue, prêts et emprunts interbancaires | (1 195) | (2 279) | (3 506) |
| (2 461) | (3 559) | (5 521) | 2 288 | 3 251 | 5 611 | Intérêts sur titres reçus (donnés) en pension livrée | (173) | (308) | 90 |
| | | | 2 | 3 | 8 | Intérêts sur prêts subordonnés à terme | 2 | 3 | 8 |
| **(7 212)** | **(11 460)** | **(19 783)** | **5 846** | **8 876** | **16 375** | **Total des produits (charges) sur opérations avec les établissements de crédit** | **(1 366)** | **(2 584)** | **(3 408)** |



## Note 28
### ÉCHÉANCES DES EMPLOIS ET DES RESSOURCES

| En millions d'euros, au 31 décembre | Durée restant à courir | | | | | |
|---|---|---|---|---|---|---|
| | Opérations à vue et au jour le jour | Jusqu'à 3 mois | De 3 mois à 1 an | De 1 an à 5 ans | Plus de 5 ans | Total |
| **EMPLOIS** | | | | | | |
| **Opérations interbancaires et assimilées (note 3)** | **54 333** | **180 890** | **19 508** | **9 589** | **11 021** | **275 341** |
| - caisse, banques centrales, CCP | 5 287 | | | | | 5 287 |
| - effets publics et valeurs assimilées | | 82 989 | 7 816 | 6 398 | 9 645 | 106 848 |
| - créances sur les établissements de crédit | 49 046 | 97 901 | 11 692 | 3 191 | 1 376 | 163 206 |
| **Opérations avec la clientèle (note 4)** | **27 063** | **60 208** | **30 067** | **72 146** | **41 995** | **231 479** |
| - créances sur la clientèle | 27 063 | 57 561 | 26 518 | 60 173 | 39 347 | 210 662 |
| - opérations de crédit-bail et assimilées | | 2 647 | 3 549 | 11 973 | 2 648 | 20 817 |
| **Obligations et autres titres à revenu fixe (note 5)** [1] | | **43 011** | **2 747** | **6 589** | **2 653** | **55 000** |
| - titres de transaction | | 34 217 | | | | 34 217 |
| - titres de placement | | 8 022 | 2 072 | 2 755 | 2 203 | 15 052 |
| - titres d'investissement | | 772 | 675 | 3 834 | 450 | 5 731 |
| **RESSOURCES** | | | | | | |
| **Opérations interbancaires et assimilées (note 14)** | **53 212** | **119 470** | **15 387** | **3 020** | **1 190** | **192 279** |
| - comptes créditeurs interbancaires et assimilés | 53 212 | 119 295 | 15 387 | 2 557 | 803 | 191 254 |
| - dettes envers les établissements de crédit représentées par un titre | | 175 | | 463 | 387 | 1 025 |
| **Dépôts de la clientèle (note 15)** | **94 973** | **128 257** | **22 334** | **20 440** | **16 564** | **282 568** |
| - comptes créditeurs de la clientèle | 94 973 | 92 665 | 6 059 | 7 597 | 9 327 | 210 621 |
| - dettes envers la clientèle représentées par un titre | | 35 592 | 16 275 | 12 843 | 7 237 | 71 947 |

[1] *Hors créances rattachées (556 millions d'euros).*

La gestion de la liquidité du groupe BNP Paribas s'inscrit dans le cadre de limites de transformation toutes monnaies confondues, déterminées par le Comité de Direction Générale :

- une impasse maximum sur les opérations d'une durée résiduelle supérieure à un an (bilan et hors-bilan pondérés) en effectuant un échéancement conventionnel des opérations sans échéance. La limite est fixée à 25 % des emplois à plus d'un an.
- une impasse maximum sur les opérations échéancées contractuellement, d'une durée résiduelle supérieure à un an. La limite est fixée à 150 % des ressources stables non échéancées (ressources à vue et d'épargne de la clientèle nettes des comptes débiteurs, fonds propres nets des immobilisations).

En outre, BNP Paribas veille à respecter en permanence le coefficient de liquidité (à 1 mois) et le coefficient de fonds propres et de ressources permanentes (à 5 ans).

Les échéanciers des emprunts obligataires remboursables et des emprunts subordonnés remboursables sont présentés en notes 16 et 20.



### ○ Régimes de retraite

**En France,** le groupe BNP Paribas cotise, depuis le 1er janvier 1994 en vertu d'un accord professionnel présenté en note 1, à plusieurs organismes nationaux et interprofessionnels de retraites complémentaires.

Les Caisses de retraites de la BNP et de Paribas versent un complément de pension bancaire au titre des droits acquis jusqu'au 31 décembre 1993 par les retraités et les salariés en activité à cette date du fait des cotisations versées conjointement à ces organismes avant cette date. Conformément aux recommandations du Code des Assurances, l'évaluation de ce complément s'appuie sur des hypothèses de mortalité issues de la table prospective par génération établie en 1993. Les taux d'actualisation et d'érosion monétaire utilisés depuis le 31 décembre 1999 laissent un différentiel de l'ordre de 3,0 % conforme à la différence observée de manière constante sur longue période entre les taux long terme et l'inflation. Les ressources de la Caisse de retraites de la BNP sont constituées des réserves libres ou progressivement libérables de la Caisse (91 millions d'euros environ au 31 décembre 2003) et des contributions annuelles conventionnellement versées par BNP en France et plafonnées à 4 % de la masse salariale. Les réserves de la Caisse de retraites de Paribas s'élevaient au 31 décembre 2002 à 285 millions d'euros. Les cotisations versées par BNP Paribas au titre des régimes de pension en France décrits ci-dessus sont constatées en charge de la période. De plus, un fonds pour risques bancaires généraux a été constitué par souci de prudence en 1993 pour tenir compte notamment du risque démographique général traité par l'accord professionnel conclu en septembre 1993 (notes 1 et 21).

BNP Paribas SA a mis en place, par accord d'entreprise, une retraite par capitalisation. Ainsi, au moment de leur départ en retraite, les salariés bénéficieront d'une rente venant s'ajouter aux pensions servies par les régimes nationaux.

**À l'étranger,** les engagements au titre des prestations de retraite sont provisionnés dans les comptes du groupe, selon la méthode décrite dans la note 1.

Les régimes de retraite sont fondés sur l'acquisition d'une pension définie soit en fonction du dernier salaire et du nombre d'années de service (Royaume-Uni, Irlande, Canada), soit sur l'acquisition chaque année d'un capital constitutif d'une pension exprimée en pourcentage du salaire annuel et rémunéré à un taux défini à l'avance (États-Unis).

Certains régimes sont des plans de retraite complémentaires liés aux pensions légales (Norvège, Luxembourg).

La gestion de certains régimes est assurée par une compagnie d'assurances (Espagne) ou par des organismes de gestion indépendants (Royaume-Uni).

Les hypothèses démographiques et financières utilisées pour ces régimes tiennent compte des conditions économiques propres à chaque pays ou société du groupe. Au 31 décembre 2003, les écarts actuariels restant à étaler sur la durée d'activité des salariés s'élèvent à 102 millions d'euros après un amortissement de 8 millions d'euros en 2003. La part non amortissable correspondant à la franchise conventionnelle de 10 % s'élève à 91 millions d'euros au 31 décembre 2003.

Dans de nombreux pays et dans les années récentes, les plans à prestations définies ont été fermés aux nouveaux collaborateurs, lesquels se voient offrir le bénéfice de plans de pension à cotisations définies (Royaume-Uni, Irlande, Norvège, Australie). Dans ce type de plan, l'engagement de l'entreprise consiste essentiellement à verser chaque année, au plan de pension, un pourcentage du salaire annuel du bénéficiaire.

### ○ Dispositifs de prévoyance et de cessation d'activité et autres avantages liés à la retraite

Le personnel des différentes sociétés du groupe bénéficie de régimes de prévoyance conventionnels ou contractuels prenant diverses formes telles que des indemnités de départ à la retraite ou des gratifications pour ancienneté de service. En outre, la banque favorise en France le départ volontaire ou en préretraite des salariés répondant à certains critères d'éligibilité. Enfin, diverses sociétés du groupe ont mis en place des plans de retraite supplémentaires à prestations définies.

En règle générale, ces engagements font l'objet d'une évaluation actuarielle selon une méthode tenant compte des salaires projetés de fin de carrière (méthode dite des unités de crédit projetées) afin de déterminer l'ensemble de la charge correspondant aux prestations restant à verser aux préretraités et le cas échéant aux retraités et celles acquises par les salariés.

Les hypothèses de mortalité, de rotation du personnel et de projection des salaires ainsi que les taux d'actualisation (taux du marché à long terme) et d'érosion monétaire tiennent compte des conditions économiques propres à chaque pays ou société du groupe. En France, les hypothèses de mortalité retenues s'appuient sur la table-vie 1988-1990 adaptée à la profession bancaire.

Au 31 décembre 2003, le taux d'actualisation retenu en France et le taux d'érosion monétaire estimé sont homogènes avec ceux utilisés pour l'évaluation des risques liés au complément de pension bancaire.

Les charges liées aux plans de départ volontaire et aux départs en préretraite font l'objet de provisions au titre des personnels en activité susceptibles d'en bénéficier dès lors que le plan concerné a fait l'objet d'un accord ou d'une proposition d'accord paritaire.

Les provisions constituées au titre des engagements sociaux français et étrangers s'élèvent à 1 [illegible]





- Afin de réduire le risque de crédit attaché à certains portefeuilles, le groupe procède à des opérations de titrisations synthétiques en transférant au marché l'essentiel du risque de crédit attaché aux portefeuilles conservés au moyen d'instruments dérivés de crédit (achats d'options ou "credit default swap") contractés soit par l'intermédiaire de structures dédiées, soit directement auprès d'établissements de crédit.

Les opérations de titrisation synthétique portent sur 15 milliards d'euros d'actifs consolidés représentatifs de crédits aux grandes entreprises européennes et américaines. Le risque conservé par le groupe est attaché à la part des titres émis par les structures intermédiaires ayant les caractéristiques de capitaux propres acquis par le groupe.

(Opérations synthétiques en millions d'euros)

| Entités | Année de création | Échéance | Montant brut du risque de contrepartie avant titrisation au 31 décembre 2003 | Montant brut du risque conservé par le groupe [1] | Provisions et pertes sur l'exercice 2003 [2] | Provisions et pertes cumulées au 31 décembre 2003 |
|---|---|---|---|---|---|---|
| Olan 1,2 (France) | 1999/2000 | 2004/2005 | 5 201 | 104,0 | 42,7 | 63,1 |
| Falcon (USA) | 2000 | 2005 | 4 115 | 107,0 | 39,2 | 77,7 |
| Euroliberté (France) | 2001 | 2008 | 3 215 | 139,8 | 17,9 | 17,9 |
| Condor (USA) | 2001 | 2006 | 2 280 | 103,8 | - | - |
| Jules Vernes (USA) | 2002 | 2006 | 671 | 35,8 | - | - |

[1] *Ce risque est conservé par le groupe du fait de la détention d'instruments de capital émis par les véhicules sur lesquels viennent s'imputer les premières pertes encourues par les actifs pour lesquels les entités ont donné leur garantie.*

[2] *En cas de défaut d'une contrepartie sur un encours couvert par l'opération de titrisation synthétique, les véhicules sont appelés pour le montant du défaut. À hauteur des premières pertes, le produit résultant des sommes reçues vient compenser la perte alors constatée sur les instruments de capital. Les encours couverts restent provisionnés à hauteur du risque conservé par le groupe.*



Les opérations de titrisation réalisées par le groupe BNP Paribas et conduisant à la création d'entités spécifiques sont effectuées soit pour le compte de sa clientèle, ces opérations s'accompagnant le cas échéant de l'octroi d'une garantie ou de lignes de liquidités, soit pour compte propre dans le cadre de la gestion du risque de contrepartie de certains de ses portefeuilles ou de la gestion de bilan de certaines de ses filiales. Dans ce cas, le groupe conserve une partie du risque sous forme de dépôt de garantie ou de souscription de tranches subordonnées. Ces entités ne sont pas consolidées conformément à la réglementation en vigueur.

## OPÉRATIONS DE TITRISATION RÉALISÉES POUR LE COMPTE DE LA CLIENTÈLE

### ○ Opérations de refinancement à court terme

Au 31 décembre 2003, trois véhicules non consolidés multicédants (Eliopée, Thésée et Starbird) sont gérés par le groupe pour le compte de la clientèle. Ces entités se refinancent sur le marché local à court terme des billets de trésorerie. Le groupe garantit par l'émission de lettres de crédit le risque de contrepartie attaché aux créances titrisées par les clients pour le compte desquels ces fonds sont gérés à hauteur de 333 millions d'euros et consent aux fonds des lignes de liquidité à hauteur de 7 403 millions d'euros.

Au 31 décembre 2003, aucune de ces opérations de refinancement à court terme ne nécessitait la constitution de provisions.

### ○ Opérations de refinancement obligataire à moyen et long terme

Le groupe intervient également en tant qu'arrangeur pour la constitution de fonds recevant les actifs titrisés de la clientèle et émettant des obligations à moyen et long terme placées par la banque. La gestion de ces fonds n'est pas assurée par la banque. Celle-ci a été conduite à ouvrir des lignes de liquidité totalisant 171 millions d'euros au 31 décembre 2003 à trois d'entre eux (BEI-Iris 4, Tiepolo Finance et Telecom Italia SV) représentant 1 112 millions d'euros d'encours titrisés. La banque n'a pas délivré de lettre de crédit, et à ce titre ne porte aucun risque de contrepartie.

## OPÉRATIONS DE TITRISATION RÉALISÉES POUR COMPTE PROPRE

- La gestion de bilan du groupe a conduit certaines filiales à céder des crédits à la consommation (Cetelem) et des prêts immobiliers (UCB, UCI), des encours de cartes de crédit (Findomestic) et des financements par crédit-bail (Centroleasing) à des véhicules de titrisation non consolidés. Ces filiales ont délivré à ces véhicules une garantie limitée au titre du risque de contrepartie attaché aux créances cédées. Les opérations de titrisation réalisées en application de la loi 88-1205 du 23 décembre 1988 modifiée relative aux fonds communs de créances ne sont pas consolidées conformément aux critères retenus par le règlement 99-07, le groupe ne disposant pas du pouvoir de décision au sein des organes de gestion de ces fonds.

Le tableau suivant résume la situation au 31 décembre 2003 des opérations réalisées (en millions d'euros) :

| Filiales à l'origine de l'opération | Entités | Années de création | Échéances prévues | Montant brut des créances titrisées au 31 décembre 2003 | Montant brut de la garantie |
|---|---|---|---|---|---|
| Cetelem (France) | Noria 3 | 1997 | 2004 | 38 | 3,4 |
| | Master Noria | 1998 | 2006 | 597 | 21,1 |
| UCB (France) | Domos 1 à 5 | 1994-1999 | 2004-2011 | 721 | 32,0 |
| | Master Domos | 1999 | 2012 | 1 694 | 38,3 |
| Findomestic (Italie) | Findomestic | 2000 | 2005 | 336 | - |
| | MasterDolfin | 2003 | 2008 | 350 | 12,0 |
| UCI (Espagne) | UCI 2 à 9 | 1995-2003 | 2004-2017 | 2 200 | 27,9 |
| Centro Leasing (Italie) | Ponte Vecchio Finance | 2002 | 2007 | 573 | - |
| | Ponte Vecchio Finance 2 | 2003 | 2010 | 431 | - |

Au 31 décembre 2003, aucune des garanties accordées ne nécessitait la constitution de provisions.





## EXPOSITION AU 31 DÉCEMBRE 2003 DU GROUPE BNP PARIBAS AUX RISQUES DE MARCHÉ LIÉS AUX OPÉRATIONS SUR INSTRUMENTS FINANCIERS

Depuis le 31 mars 2000, un système unique de Valeur en Risque ("modèle interne") est utilisé pour estimer les pertes potentielles qui pourraient apparaître à la suite d'une évolution défavorable des conditions de marché.

L'unité de mesure utilisée est le montant de la perte probable ou "Gross Earnings at Risk" (GEaR). Cette mesure prend en compte de nombreuses variables qui sont susceptibles d'induire un changement de valeur des portefeuilles, notamment les taux d'intérêt, les marges de crédit, les cours de change, les prix de différents titres, et leurs volatilités ainsi que les corrélations entre ces variables.

Le système utilise les techniques de simulation les plus récentes et incorpore le traitement de positions non linéaires, ainsi que le risque de volatilité provenant des produits optionnels. Les mouvements quotidiens des différentes variables sont simulés pour estimer les pertes potentielles des activités de marché, dans le cadre d'une hypothèse de conditions normales de ces marchés et de leur liquidité.

La Commission Bancaire a validé ce modèle interne, et en particulier les méthodologies présentées, parmi lesquelles :

- la capture de corrélation entre catégories de facteurs de risque (de taux, de change, matières premières et actions) permettant l'intégration des effets de diversification du risque induits ;
- la capture du risque spécifique de taux, lié à de potentielles variations des marges de crédit, permettant une mesure précise et dynamique du risque lié aux activités de négoce de risque de crédit.

Les Valeurs en Risque présentées ci-dessous ont été établies sur la base du modèle interne avec un paramétrage conforme à la méthode du Comité de Bâle d'estimation des montants exposés au risque ("Amendement à l'accord sur les fonds propres pour son extension aux risques de marché") et dont les principales caractéristiques sont les suivantes :

- variation du portefeuille sur une période de détention de 10 jours de trading ;
- intervalle de confiance de 99 % (*i.e.* sur un horizon de 10 jours, les pertes éventuelles devraient être inférieures dans 99 % des cas aux valeurs de GEaR correspondantes) ;
- données historiques considérées sur une année (260 jours) de trading.

La Valeur en Risque moyenne totale du 1er janvier au 31 décembre 2003 ressort à 112 millions d'euros (avec un minimum de 51 millions d'euros et un maximum de 307 millions d'euros) après prise en compte de l'effet des compensations entre différentes natures de risque (74 millions d'euros). Elle s'analyse comme suit :

### VALEUR EN RISQUE (10 JOURS – 99 %) : ANALYSE PAR NATURE DE RISQUE

| En millions d'euros | Du 1er janvier au 31 décembre 2003 | | | 31 décembre 2003 | 31 décembre 2002 | 31 décembre 2001 |
|---|---|---|---|---|---|---|
| | Moyenne | Minimum | Maximum | | | |
| Taux d'intérêt | 123 | 62 | 292 | 92 | 77 | 112 |
| Actions | 47 | 22 | 109 | 43 | 86 | 30 |
| Change | 6 | 3 | 15 | 9 | 8 | 25 |
| Matières premières | 10 | 5 | 16 | 6 | 7 | 3 |
| *Effet des compensations* | *(74)* | | | *(81)* | *(91)* | *(54)* |
| **Total** | **112** | | | **69** | **87** | **116** |





## ÉVALUATION DU RISQUE DE CONTREPARTIE

Le risque de contrepartie attaché aux instruments financiers à terme utilisés par le groupe BNP Paribas est estimé selon la méthodologie retenue pour le calcul des ratios prudentiels européens et internationaux au 31 décembre 2003. À ce titre, il tient compte de l'effet des contrats de compensation en vigueur à cette date.
La compensation est une technique utilisée par la banque qui vise à atténuer le risque de contrepartie lié aux opérations sur les produits dérivés. Le principal mode de compensation appliqué par la banque est la compensation par liquidation qui permet, en cas de défaillance de la contrepartie, de mettre fin à toutes les opérations à leur valeur du marché actuelle, puis de faire la somme de toutes ces valeurs, positives et négatives, pour obtenir un seul montant (net) à payer à la contrepartie ou à recevoir de celle-ci. Ce solde ("close-out netting") peut faire l'objet d'une garantie ("collaterisation") consentie sous forme de nantissement d'espèces, de titres ou de dépôts.
La banque a également recours à la compensation des règlements, qui vise à atténuer le risque de contrepartie découlant du règlement de sommes en devises. Il s'agit ici de la compensation de tous les paiements et encaissements dans la même monnaie qui doivent se faire le même jour entre la banque et une contrepartie. Cette compensation aboutit à un montant unique, dans chaque monnaie, à payer, soit par la banque, soit par la contrepartie.
Les opérations concernées sont traitées conformément à un accord-cadre, bipartite ou multipartite, respectant les principes généraux d'une convention-cadre nationale ou internationale. Les principales formules d'accord bilatéral utilisées sont celles de l'Association Française des Banques (AFB) et, sur le plan international, celles de l'International Swaps and Derivatives Association (ISDA).
BNP Paribas participe également à Echonetting afin de permettre la compensation multilatérale d'opérations contractées avec les autres participants.

## RISQUES DE CRÉDIT SUR INSTRUMENTS FINANCIERS À TERME TRAITÉS DE GRÉ À GRÉ

| | 31 décembre 2003 (en millions d'euros) | | | | |
|---|---|---|---|---|---|
| Répartition par nature de contreparties | Valeur brute de remplacement | Valeur nette de remplacement | Collatéral | Valeur nette après collatéral | Équivalent risques pondérés |
| Risques sur les administrations centrales et assimilés | 1 174 | 851 | | 851 | |
| Risques sur les établissements de crédit situés en zone A [a] | 104 703 | 18 206 | 7 173 | 11 032 | 8 016 |
| Risques sur les établissements de crédit situés en zone B [a] et sur la clientèle | 15 593 | 8 195 | 1 217 | 6 979 | 6 677 |
| **Total** | **121 470** | **27 252** | **8 390** | **18 862** | **14 693** |

| Répartition par cotation de crédit (Standard & Poor's) | Valeur nette de remplacement | Collatéral | Valeur nette après collatéral | Équivalent risques pondérés |
|---|---|---|---|---|
| AAA – AA | 8 537 | 2 312 | 6 225 | 3 874 |
| A | 3 081 | 1 624 | 1 457 | 1 831 |
| BBB | 10 139 | 3 329 | 6 810 | 5 273 |
| BB ou inférieur | 2 616 | 1 039 | 1 577 | 1 749 |
| Non cotés | 2 879 | 86 | 2 793 | 1 966 |
| **Total** | **27 252** | **8 390** | **18 862** | **14 693** |

*[a] La zone A est constituée des États membres de la Communauté européenne, des autres pays membres de l'Organisation de Coopération et de Développement Économique (OCDE) à condition que ces pays n'aient pas rééchelonné une dette extérieure souveraine dans les cinq années précédentes, ainsi que des pays qui ont conclu des accords spéciaux de prêt avec le Fonds Monétaire International (FMI) dans le cadre des accords généraux d'emprunt du FMI. La zone B est constituée des autres pays.*

Au 31 décembre 2003, l'équivalent risques pondérés déterminé sur les instruments financiers à terme représente 0,17 % de la somme des notionnels pour les seules opérations de gré à gré (à l'exception des ventes d'options), inchangé par rapport au 31 décembre 2002.
La ventilation des instruments financiers à terme selon la durée restant à courir s'analyse comme suit au 31 décembre 2003 :

| Durée restant à courir | Volume nominal par durée restant à courir (en %) | | | Total |
|---|---|---|---|---|
| | Jusqu'à 1 an | 1 à 5 ans | Plus de 5 ans | |
| Taux d'intérêt | 39 % | 28 % | 17 % | 84 % |
| Taux de change et autres contrats | 9 % | 6 % | 1 % | 16 % |



# Note 24

## Opérations sur instruments financiers à terme

Les engagements sur instruments financiers à terme sont contractés sur différents marchés pour des besoins de couverture spécifique ou globale des actifs et des passifs et de gestion de positions.

| En millions d'euros, au 31 décembre | 2003 | | | 2002 | | |
|---|---|---|---|---|---|---|
| | Opérations contractées à titre de couverture | Opérations contractées au titre de gestion de positions | Total | Opérations contractées à titre de couverture | Opérations contractées au titre de gestion de positions | Total |
| **Opérations fermes** | **268 731** | **14 481 754** | **14 750 485** | **836 631** | **10 829 381** | **11 666 012** |
| Opérations sur marchés organisés | 18 050 | 7 217 623 | 7 235 673 | 448 558 | 3 961 047 | 4 409 605 |
| - contrats de taux | 7 253 | 7 178 284 | 7 185 537 | 443 010 | 3 924 745 | 4 367 755 |
| - contrats de change | 10 411 | 9 864 | 20 275 | 5 547 | 20 402 | 25 949 |
| - actifs financiers | 386 | 29 475 | 29 861 | 1 | 15 900 | 15 901 |
| Opérations de gré à gré | 250 681 | 7 264 131 | 7 514 812 | 388 073 | 6 868 334 | 7 256 407 |
| - Accords de taux futurs | 13 413 | 529 224 | 542 637 | 4 687 | 393 594 | 398 281 |
| - Swaps de taux | 112 179 | 5 145 442 | 5 257 621 | 229 642 | 5 122 145 | 5 351 787 |
| - Swaps de devises | 61 497 | 508 927 | 570 424 | 68 313 | 445 905 | 514 218 |
| - Swaps cambistes | 62 323 | 906 114 | 968 437 | 82 309 | 785 725 | 868 034 |
| - Autres contrats à terme | 1 269 | 174 424 | 175 693 | 3 122 | 120 965 | 124 087 |
| **Opérations conditionnelles** | **40 043** | **3 566 281** | **3 606 324** | **44 089** | **2 249 741** | **2 293 830** |
| Opérations sur marchés organisés | 1 046 | 1 933 578 | 1 934 624 | 622 | 831 863 | 832 485 |
| Options de taux | 17 | 1 748 719 | 1 748 736 | 10 | 266 178 | 266 188 |
| - achetées | 17 | 886 151 | 886 168 | 10 | 115 450 | 115 460 |
| - vendues | | 862 568 | 862 568 | | 150 728 | 150 728 |
| Options de change | 896 | | 896 | | 2 167 | 2 167 |
| - achetées | 787 | | 787 | | 1 104 | 1 104 |
| - vendues | 109 | | 109 | | 1 063 | 1 063 |
| Autres options | 133 | 184 859 | 184 992 | 612 | 563 518 | 564 130 |
| - achetées | 10 | 114 678 | 114 688 | 286 | 258 400 | 258 686 |
| - vendues | 123 | 70 181 | 70 304 | 326 | 305 118 | 305 444 |
| Opérations de gré à gré | 38 997 | 1 632 703 | 1 671 700 | 43 467 | 1 417 878 | 1 461 345 |
| Contrats de taux plafonds et planchers | 15 396 | 393 432 | 408 828 | 10 561 | 490 127 | 500 688 |
| - achetés | 8 053 | 174 497 | 182 550 | 7 150 | 234 721 | 241 871 |
| - vendus | 7 343 | 218 935 | 226 278 | 3 411 | 255 406 | 258 817 |
| Swaptions et options (taux, change et autres) | 23 601 | 1 239 271 | 1 262 872 | 32 906 | 927 751 | 960 657 |
| - achetés | 11 670 | 572 880 | 584 550 | 20 163 | 405 862 | 426 025 |
| - vendus | 11 931 | 666 391 | 678 322 | 12 743 | 521 889 | 534 632 |
| **Total des opérations sur instruments financiers à terme** | **308 774** | **18 048 035** | **18 356 809** | **880 720** | **13 079 122** | **13 959 842** |

Les montants nominaux des contrats recensés dans ce tableau ne constituent qu'une indication de volume de l'activité du groupe sur les marchés d'instruments financiers et ne reflètent pas les risques de marché attachés à ces instruments.

Au 31 décembre 2003, les dérivés de crédit enregistrés au sein des opérations sur instruments à terme s'élèvent à 141 555 millions d'euros (80 711 millions d'euros achetés et 60 844 millions d'euros vendus).



# Note 23
## ENGAGEMENTS HORS BILAN

| En millions d'euros, au 31 décembre | 2003 | 2002 | 2001 |
|---|---|---|---|
| **ENGAGEMENTS DE FINANCEMENT DONNÉS ET REÇUS** | | | |
| **Engagements de financement donnés :** | | | |
| Aux établissements de crédit | 25 451 | 16 310 | 9 177 |
| À la clientèle | | | |
| - Ouverture de crédits confirmés | | | |
| ° Ouvertures de crédits documentaires | 14 500 | 16 326 | 6 911 |
| ° Autres ouvertures de crédits confirmés | 86 686 | 49 019 | 53 878 |
| - Autres engagements en faveur de la clientèle | 29 650 | 58 743 | 62 963 |
| | **130 836** | **124 088** | **123 752** |
| **Total des engagements de financement donnés** | **156 287** | **140 398** | **132 929** |
| **Accords de refinancement (lignes "stand-by") reçus :** | | | |
| Des établissements de crédit | 41 217 | 19 040 | 13 530 |
| De la clientèle | 2 759 | 2 496 | 8 825 |
| **Total des engagements de financement reçus** | **43 976** | **21 536** | **22 355** |
| **ENGAGEMENTS DE GARANTIE DONNÉS ET REÇUS** | | | |
| **Engagements de garantie donnés :** | | | |
| D'ordre d'établissements de crédit | | | |
| - Confirmations d'ouverture de crédits documentaires | 1 382 | 2 035 | 997 |
| - Autres garanties | 3 865 | 4 812 | 6 585 |
| | **5 247** | **6 847** | **7 582** |
| D'ordre de la clientèle | | | |
| - Cautions, avals et autres garanties | | | |
| ° Cautions immobilières | 862 | 883 | 1 314 |
| ° Cautions administratives et fiscales | 7 038 | 7 361 | 6 841 |
| ° Autres garanties | 6 111 | 6 179 | 5 016 |
| - Autres garanties d'ordre de la clientèle | 37 607 | 38 956 | 59 190 |
| | **51 618** | **53 379** | **72 361** |
| **Total des engagements de garantie donnés** | **56 865** | **60 226** | **79 943** |
| **Engagements de garantie reçus :** | | | |
| Des établissements de crédit | 21 633 | 23 362 | 16 767 |
| De la clientèle | | | |
| - Garanties reçues des administrations publiques et assimilées | 2 392 | 1 895 | 5 687 |
| - Garanties reçues de la clientèle financière | 478 | 299 | 1 020 |
| - Autres garanties reçues | 18 448 | 18 268 | 18 802 |
| **Total des engagements de garantie reçus de la clientèle** | **21 318** | **20 462** | **25 509** |
| **Total des engagements de garantie reçus** | **42 951** | **43 824** | **42 276** |
| **ENGAGEMENTS SUR TITRES HORS BILAN** | | | |
| Titres à recevoir | 7 735 | 14 904 | 10 909 |
| Titres vendus à réméré à recevoir [a] | 117 | 133 | 181 |
| **Total des titres à recevoir** | **7 852** | **15 037** | **11 090** |
| **Total des titres à livrer** | **7 389** | **7 960** | **9 216** |

[a] *La réception de ces titres est conditionnée à l'exercice de l'option.*

## ACTIONS ÉMISES PAR BNP PARIBAS DÉTENUES PAR LE GROUPE

En application de la sixième résolution des Assemblées Générales Mixtes du 31 mai 2002 et du 14 mai 2003, BNP Paribas a été autorisée à réaliser un programme de rachat d'actions n'excédant pas 10 % du nombre d'actions composant le capital social en vue de la régularisation des cours, de l'attribution ou de la cession des actions aux salariés dans le cadre de la participation aux fruits de l'expansion de l'entreprise, de plans d'actionnariat salarié ou de plans d'épargne d'entreprise, de l'annulation ultérieure des actions, d'une cession, d'un échange ou de tout autre transfert, ou encore en vue de la mise en œuvre d'une politique de gestion patrimoniale et financière.

Au 31 décembre 2003, le groupe BNP Paribas détenait 46 426 443 actions BNP Paribas représentant 1 985 millions d'euros dont 44 818 443 actions BNP Paribas représentant 1 905 millions d'euros ont été portées en réduction des capitaux propres.

| En millions d'euros | Titres de participation | | Titres de transaction (note 5) | | Total | |
|---|---|---|---|---|---|---|
| | Nombre de titres | Valeur comptable | Nombre de titres | Valeur comptable | Nombre de titres | Valeur comptable |
| **Actions détenues au 31 décembre 2001** | **8 808 175** | **774** | **75 450** | **7** | **8 883 625** | **781** |
| Division par deux de la valeur nominale des actions | 8 808 175 | | 75 450 | | 8 883 625 | - |
| Acquisitions effectuées en application de la sixième résolution de l'Assemblée Générale Mixte | 12 663 315 | 436 | | | 12 663 315 | 436 |
| Autres mouvements | - 2 385 212 | - 107 | 215 100 | 7 | - 2 170 112 | - 100 |
| **Actions détenues au 31 décembre 2002** | **27 894 453** | **1 103** | **366 000** | **14** | **28 260 453** | **1 117** |
| Acquisitions effectuées en application de la sixième résolution de l'Assemblée Générale Mixte | 22 547 920 | 1 061 | | | 22 547 920 | 1 061 |
| Autres mouvements | -5 623 930 | -259 | 1 242 000 | 66 | -4 381 930 | - 193 |
| **Actions détenues au 31 décembre 2003** | **44 818 443** | **1 905** | **1 608 000** | **80** | **46 426 443** | **1 985** |



## Note 22 (suite)
**CAPITAUX PROPRES CONSOLIDÉS**

Au 31 décembre 2003, le capital de BNP Paribas SA est constitué de 903 171 615 actions de 2 euros de nominal entièrement libérées.

En outre, dans le cadre du plan d'options de souscription d'actions, 443 989 actions nouvelles de 2 euros de nominal portant jouissance au 1er janvier 2003 ont été souscrites par les salariés durant l'exercice 2003. L'augmentation de capital correspondante a été effectuée le 28 janvier 2004.

### CONSTITUTION DES PRIMES D'ÉMISSION ET DES PRIMES ET PLUS-VALUE D'APPORT

Durant l'exercice 2001, les primes d'émission ont été réduites de 752 millions d'euros en raison de l'annulation de 9 000 000 d'actions et augmentées de 266 millions d'euros au titre de l'émission des actions BNP Paribas remises aux salariés bénéficiaires de plan d'options de souscription d'actions et des actions souscrites par les salariés dans le cadre de l'augmentation de capital qui leur était réservée.

En 2002, les primes d'émission ont été augmentées de 328 millions d'euros en raison de l'émission des actions BNP Paribas remises aux salariés bénéficiaires de plans d'options de souscription d'actions et des actions souscrites par les salariés dans le cadre de l'augmentation de capital qui leur était réservée.

Durant l'exercice 2003, les primes d'émission ont été augmentées de 213 millions d'euros en raison de l'émission des actions de BNP Paribas remises aux salariés bénéficiaires de plan d'options de souscription d'actions et des actions souscrites par les salariés dans le cadre de l'augmentation de capital qui leur était réservée.

La plus-value d'apport, d'un montant net de 283 millions d'euros, résulte des opérations de restructuration du patrimoine immobilier que la BNP a réalisées avec sa filiale la Compagnie Immobilière de France en 1991 et 1992.
La plus-value d'apport attachée aux éléments amortissables est reprise au compte de résultat afin de compenser l'amortissement complémentaire résultant de la nouvelle valeur des actifs apportés. Le montant de la plus-value d'apport tient compte d'une correction de valeur des actifs apportés de 420 millions d'euros (notes 1 et 11) effectuée durant l'exercice 1997.

### ACTIONS DE PRÉFÉRENCE

En décembre 1997, le groupe a effectué une émission de 500 millions de dollars d'actions à dividende prioritaire sans droit de vote ("preferred shares"). Cette émission non dilutive sur les actions ordinaires de BNP Paribas a été effectuée par l'intermédiaire de la filiale BNP US Funding LLC, contrôlée de façon exclusive par le groupe. Les actions, qui ont la forme de titres perpétuels non cumulatifs, offrent à leurs souscripteurs un revenu fixe de 7,738 % durant dix ans. À l'issue de cette période, les titres pourront être remboursés au pair à l'initiative de l'émetteur à chaque fin de trimestre civil ; tant que ce remboursement ne sera pas intervenu, le dividende servi sera indexé sur le Libor. Les capitaux souscrits par le biais de cette émission sont repris dans la rubrique "Intérêts minoritaires"; la rémunération correspondante est reprise sous l'intitulé "Intérêts minoritaires" au compte de résultat.

Une nouvelle émission de 500 millions de dollars a été effectuée en octobre 2000 par l'intermédiaire de la filiale BNP Paribas Capital Trust, contrôlée de façon exclusive par le groupe. Elle est de même nature que la précédente et offre aux souscripteurs un revenu fixe de 9,003 % durant 10 ans.

En octobre 2001, deux nouvelles émissions perpétuelles de même nature, respectivement de 350 et 500 millions d'euros, ont été effectuées par l'intermédiaire de deux filiales BNP Paribas, Capital Trust II et III, contrôlées de façon exclusive par le groupe. Elles offrent à leurs souscripteurs une rémunération fixe respectivement de 7 % et 6,625 % durant respectivement 5 ans minimum et 10 ans. Les titres de la première de ces deux émissions pourront être remboursés à l'initiative de l'émetteur au bout de 5 ans puis à chaque date anniversaire du coupon, la rémunération restant alors de 7 %.

En janvier et juin 2002, deux nouvelles émissions perpétuelles de même nature, respectivement de 660 millions d'euros et 650 millions de dollars, ont été effectuées par l'intermédiaire de deux filiales BNP Paribas, Capital Trust IV et V, contrôlées de façon exclusive par le groupe. Elles offrent à leurs souscripteurs une rémunération fixe respectivement de 6,342 % annuellement sur 10 ans et de 7,2 % versée trimestriellement. Les titres de la deuxième de ces deux émissions pourront être remboursés au bout de cinq ans puis à chaque date anniversaire du coupon, le taux de 7,20 % restant inchangé.

En janvier 2003, une nouvelle émission perpétuelle de même nature de 700 millions d'euros a été effectuée par l'intermédiaire de la filiale BNP Paribas Capital Trust VI, contrôlée de façon exclusive par le groupe. Elle offre aux souscripteurs une rémunération fixe annuelle de 5,868 %. Les titres pourront être remboursés au bout de 10 ans puis à chaque date anniversaire du coupon. En cas de non-remboursement en 2013, il sera versé un coupon égal à Euribor 3 mois augmenté de 2,48 %, versé trimestriellement.





## OPÉRATIONS SUR LE CAPITAL RÉALISÉES AU COURS DES TROIS DERNIERS EXERCICES

### OPÉRATIONS INTERVENUES SUR LE CAPITAL EN 2001

**Réduction de capital**

Conformément à la cinquième et à la vingt-deuxième résolutions de l'Assemblée Générale Mixte des actionnaires du 23 mai 2000, le Conseil d'administration dans sa séance du 6 mars 2001 a décidé l'annulation par réduction de capital de 9 000 000 d'actions BNP Paribas que détenait la société.

**Augmentation de capital**

En conformité avec l'article L 225-129-V du nouveau Code de Commerce (anciennement article 180-V de la loi du 24 juillet 1966), le Conseil d'administration, dans ses séances du 6 mars et du 15 mai 2001, a décidé en vertu des pouvoirs qui lui ont été conférés par l'Assemblée Générale Mixte du 15 mai 2001 de proposer une souscription d'actions de BNP Paribas réservée aux adhérents du Plan d'Épargne Entreprise par l'intermédiaire du fonds commun de placement "BNP Paribas Accueil". À ce titre, 3 361 921 actions de 4 euros de nominal ont été souscrites par le fonds commun de placement en date du 26 juin 2001 pour compte des adhérents au plan d'épargne d'entreprise. Le capital a également été augmenté de 417 720 actions nouvelles portant jouissance au 1er janvier 2000 au titre de l'exercice des options de souscription d'actions consenties aux salariés.

Au 31 décembre 2001, le capital de BNP Paribas SA était constitué de 442 985 696 actions de 4 euros de nominal entièrement libérées.

En outre, dans le cadre du plan d'options de souscription d'actions, 325 801 actions nouvelles d'un montant nominal de 4 euros portant jouissance au 1er janvier 2001 ont été souscrites par les salariés durant l'exercice 2001. L'augmentation de capital correspondant a été effectuée le 17 janvier 2002.

### OPÉRATIONS INTERVENUES SUR LE CAPITAL EN 2002

**Division du capital**

Conformément aux pouvoirs qui lui ont été conférés par la douzième résolution de l'Assemblée Générale Mixte de BNP Paribas du 15 mai 2001, le Conseil d'administration, en sa séance du 18 décembre 2001, a décidé de procéder à la division par deux du nominal de l'action BNP Paribas qui s'établit ainsi à 2 euros. La division du titre, effective le 20 février 2002, a eu pour effet de porter le nombre d'actions composant le capital à 886 622 994 actions.

**Augmentation de capital**

En conformité avec l'article L 225-129-V du nouveau Code de Commerce (anciennement article 180-V de la loi du 24 juillet 1966), le Conseil d'administration du 28 février 2002 a décidé en vertu des pouvoirs qui lui ont été conférés par l'Assemblée Générale Mixte du 15 mai 2001 de proposer une souscription d'actions de BNP Paribas réservée aux adhérents du Plan d'Épargne Entreprise par l'intermédiaire du fonds commun de placement "BNP Paribas Accueil". À ce titre, 7 623 799 actions de 2 euros de nominal ont été souscrites par le fonds commun de placement en date du 27 juin 2002 pour compte des adhérents au Plan d'Épargne Entreprise. Le capital a également été augmenté de 927 046 actions nouvelles portant jouissance au 1er janvier 2001 au titre de l'exercice des options de souscription d'actions consenties aux salariés.

Au 31 décembre 2002, le capital de BNP Paribas SA est constitué de 895 173 839 actions de 2 euros de nominal entièrement libérées.

En outre, dans le cadre du plan d'options de souscription d'actions, 705 985 actions nouvelles d'un montant nominal de 2 euros portant jouissance au 1er janvier 2002 ont été souscrites par les salariés durant l'exercice 2002. L'augmentation de capital correspondante a été effectuée le 23 janvier 2003.

### OPÉRATIONS INTERVENUES SUR LE CAPITAL EN 2003

En conformité avec l'article L 225-129-V du nouveau Code de Commerce (anciennement article 180-V de la loi du 24 juillet 1966), le Conseil d'administration du 4 février 2003 a décidé en vertu des pouvoirs qui lui ont été conférés par l'Assemblée Générale Mixte du 31 mai 2002 de proposer une souscription d'actions de BNP Paribas réservée aux adhérents du Plan d'Épargne Entreprise par l'intermédiaire du fonds commun de placement "BNP Paribas accueil". À ce titre, 6 673 360 actions de 2 euros de nominal ont été souscrites par le fonds commun de placement en date du 2 juillet 2003 pour compte des adhérents au Plan d'Épargne Entreprise. Le capital a également été augmenté à cette même date de 517 716 actions nouvelles portant jouissance au 1er janvier 2002 et 100 715 actions nouvelles portant jouissance au 1er janvier 2003 au titre de l'exercice des options de souscription d'actions consenties aux salariés.


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## RÉSERVES CONSOLIDÉES ET ASSIMILÉES

| Plus-value d'apport et écart de réévaluation | Écart de conversion | Autres réserves consolidées et report à nouveau | Élimination de titres autodétenus | Total des réserves consolidées et assimilées | Total des capitaux propres part du groupe | Intérêts minoritaires | Total des capitaux propres consolidés |
|---|---|---|---|---|---|---|---|
| **375** | **(45)** | **9 163** | **(1 602)** | **7 891** | **20 645** | **2 653** | **23 298** |
| | | | 788 | 788 | | | |
| | | | | | 282 | | 282 |
| | | (147) | 83 | (64) | (64) | | (64) |
| | | | | | | 850 | 850 |
| | | | | | | (852) | (852) |
| | | | | | | 150 | 150 |
| | | (41) | (204) | (245) | (245) | | (245) |
| | (48) | | | (48) | (48) | 32 | (16) |
| | | (2) | | (2) | (2) | | (2) |
| 5 | | 19 | | 24 | 24 | 20 | 44 |
| | | 4 018 | | 4 018 | 4 018 | 226 | 4 244 |
| **380** | **(93)** | **13 010** | **(935)** | **12 362** | **24 610** | **3 079** | **27 689** |
| | | (1 039) | | (1 039) | (1 039) | (140) | (1 179) |
| **380** | **(93)** | **11 971** | **(935)** | **11 323** | **23 571** | **2 939** | **26 510** |
| | | | | | 346 | | 346 |
| | | (226) | 161 | (65) | (65) | | (65) |
| | | | | | | 1 276 | 1 276 |
| | | (50) | (329) | (379) | (379) | | (379) |
| | (342) | | | (342) | (342) | (203) | (545) |
| (3) | | 22 | | 19 | 19 | 180 | 199 |
| | | 3 295 | | 3 295 | 3 295 | 343 | 3 638 |
| **377** | **(435)** | **15 012** | **(1 103)** | **13 851** | **26 445** | **4 535** | **30 980** |
| | | (1 040) | | (1 040) | (1 040) | (284) | (1 324) |
| **377** | **(435)** | **13 972** | **(1 103)** | **12 811** | **25 405** | **4 251** | **29 656** |
| | | | | | 229 | | 229 |
| | | | | | | 700 | 700 |
| | | (94) | (802) | (896) | (896) | | (896) |
| | (167) | | | (167) | (167) | (284) | (451) |
| | | (33) | | (33) | (33) | | (33) |
| (3) | | 25 | | 22 | 22 | 12 | 34 |
| | | 3 761 | | 3 761 | 3 761 | 340 | 4 101 |
| **374** | **(602)** | **17 631** | **(1 905)** | **15 498** | **28 321** | **5 019** | **33 340** |





## RÉSERVES CONSOLIDÉES ET ASSIMILÉES

| En millions d'euros | Capital | Prime d'émission et d'apport |
|---|---|---|
| **Capitaux propres au 1er janvier 2001** | **1 792** | **10 962** |
| Opérations réalisées sur le capital en 2001 : | | |
| ◦ Annulation des actions autodétenues | (36) | (752) |
| ◦ Opérations d'augmentation du capital | 16 | 266 |
| Annulation des certificats de valeur garantie autodétenus | | |
| Émission d'actions de préférences | | |
| Achat d'intérêts minoritaires sur des participations consolidées | | |
| Parts des minoritaires dans les sociétés acquises ou lots complémentaires acquis | | |
| Titres BNP Paribas SA détenus en application de la 5e résolution des Assemblées Générales Mixtes du 23 mai 2000 et du 15 mai 2001 et certificats de valeur garantie rachetés dans la période | | |
| Effet de la variation des parités monétaires de l'exercice 2001 | | |
| Effet des changements de méthodes comptables liés à l'application du règlement 00-05 relatif aux sociétés d'assurances | | |
| Autres variations | | |
| Bénéfice consolidé de l'exercice 2001 | | |
| **Capitaux propres au 31 décembre 2001 avant affectation du résultat** | **1 772** | **10 476** |
| Distribution au titre de l'exercice 2001 | | |
| **Capitaux propres au 1er janvier 2002** | **1 772** | **10 476** |
| Opérations réalisées sur le capital en 2002 : | | |
| Opérations d'augmentation du capital | 18 | 328 |
| Annulation des certificats de valeur garantie autodétenus | | |
| Émission d'actions de préférences | | |
| Titres BNP Paribas SA détenus en application de la 5e résolution des Assemblées Générales Mixtes du 23 mai 2000 et du 15 mai 2001 | | |
| Effet de la variation des parités monétaires de l'exercice 2002 | | |
| Autres variations | | |
| Bénéfice consolidé de l'exercice 2002 | | |
| **Capitaux propres au 31 décembre 2002 avant affectation du résultat** | **1 790** | **10 804** |
| Distribution au titre de l'exercice 2002 | | |
| **Capitaux propres au 1er janvier 2003** | **1 790** | **10 804** |
| Opérations réalisées sur le capital en 2003 : | | |
| Opérations d'augmentation du capital | 16 | 213 |
| Émission d'actions de préférences | | |
| Titres BNP Paribas SA détenus en application de la 6e résolution des Assemblées Générales Mixtes du 31 mai 2002 et du 14 mai 2003 | | |
| Effet de la variation des parités monétaires de l'exercice 2003 | | |
| Effet de l'application du règlement CRC 2002-03 (note 1) | | |
| Autres variations | | |
| Bénéfice consolidé de l'exercice 2003 | | |
| **Capitaux propres au 31 décembre 2003 avant affectation du résultat** | **1 806** | **11 017** |

## Note 20 (suite)
### DETTES SUBORDONNÉES

### EMPRUNTS SUBORDONNÉS PERPÉTUELS

En juillet 1984, conformément aux dispositions de la loi du 3 janvier 1983, la BNP SA a émis des titres participatifs, pour un montant de 274 millions d'euros représentés par 1 800 000 titres au nominal de 1 000 francs. L'exercice des bons de souscription de nouveaux titres participatifs a conduit la banque à émettre de 1985 à 1988, 412 761 nouveaux titres au nominal de 1 000 francs et à percevoir une prime d'émission d'un montant de 4 millions d'euros. Ces titres ne sont remboursables qu'en cas de liquidation de la société ; ils peuvent toutefois faire l'objet de rachat par la banque dans les conditions prévues par la loi.

En octobre 1985, la BNP SA a émis des titres subordonnés à durée indéterminée (TSDI) pour un montant de 305 millions d'euros. Ces obligations subordonnées "perpétuelles" ne sont remboursables qu'à la liquidation de la société ; leur remboursement ne prend rang qu'après le remboursement de toutes les autres dettes de la société, mais avant celui des titres participatifs émis par la banque. Le Conseil d'administration peut décider de différer leur rémunération lorsque l'Assemblée Générale Ordinaire des actionnaires statuant sur les comptes aura constaté qu'il n'existe pas de bénéfice distribuable. La BNP SA a procédé à l'émission de nouveaux titres subordonnés à durée indéterminée en septembre 1986 pour un montant de 500 millions de dollars dont les principales caractéristiques sont identiques à celles des titres émis en francs en 1985. De son côté, Paribas SA a émis des titres subordonnés à durée indéterminée pour un montant de 165 millions de dollars en juillet 1986 et pour un montant de 200 millions de dollars en décembre 1996.

De 1996 à 1998, la BNP SA a émis des titres perpétuels présentant la particularité de pouvoir être remboursés par anticipation à l'initiative de l'émetteur à partir d'une date fixée dans la notice d'émission mais après accord de la Commission Bancaire (Call Options).

Les titres participatifs, les titres subordonnés à durée indéterminée et les titres perpétuels sont éligibles aux fonds propres complémentaires des fonds propres prudentiels tels que définis par les textes internationaux et réglementaires français.

## Note 21
### FONDS POUR RISQUES BANCAIRES GÉNÉRAUX

L'encours des fonds pour risques bancaires généraux s'élevait à 843 millions d'euros au 31 décembre 2003 contre 997 millions d'euros au 31 décembre 2002 et 1 007 millions d'euros au 31 décembre 2001. Au cours de l'exercice 2003, les fonds pour risques bancaires généraux ont fait l'objet d'une reprise de 147 millions d'euros pour tenir compte des dotations exceptionnelles aux engagements sociaux (note 38).





| En millions d'euros, au 31 décembre | 2003 | 2002 | 2001 |
|---|---|---|---|
| **Emprunts subordonnés remboursables** | **11 112** | **11 776** | **10 257** |
| **Emprunts subordonnés perpétuels :** | | | |
| Titres participatifs | 312 | 343 | 344 |
| Titres subordonnés à durée indéterminée : | | | |
| Titres en devises | 707 | 849 | 1 041 |
| Titres en euros | 290 | 305 | 305 |
| Total des titres subordonnés à durée indéterminée | 997 | 1 154 | 1 346 |
| Titres perpétuels | 412 | 629 | 762 |
| **Total des emprunts subordonnés perpétuels** | **1 721** | **2 126** | **2 452** |
| **Total des dettes subordonnées contractées par le groupe** | **12 833** | **13 902** | **12 709** |
| Dettes rattachées | 393 | 381 | 329 |
| **Total des dettes subordonnées** | **13 226** | **14 283** | **13 038** |

## EMPRUNTS SUBORDONNÉS REMBOURSABLES

Les emprunts subordonnés émis par le groupe sont des titres à moyen et long terme émis en francs, en euros et devises assimilables à des créances de dernier rang dont le remboursement avant l'échéance contractuelle interviendrait, en cas de liquidation de la société émettrice, après les autres créanciers mais avant les porteurs de créances et titres participatifs.

Les émissions d'emprunts subordonnés remboursables font généralement l'objet d'une clause de remboursement anticipé par rachats en Bourse, offre publique d'achat ou d'échange, ou de gré à gré lorsqu'il s'agit d'émissions privées.

Les emprunts ayant fait l'objet d'un placement international, émis par BNP Paribas SA ou par les filiales étrangères du groupe, peuvent faire l'objet d'un remboursement anticipé du principal et d'un règlement avant l'échéance des intérêts payables in fine, au cas où des modifications aux règles fiscales en vigueur imposeraient à l'émetteur au sein du groupe l'obligation de compenser les porteurs des conséquences de ces modifications. Ce remboursement peut intervenir moyennant un préavis, de 15 à 60 jours selon les cas, et sous réserve de l'accord des autorités de surveillance bancaire.

Au 31 décembre 2003, l'échéancier des emprunts subordonnés remboursables par devise se présente de la façon suivante :

| Devises d'émission | Encours | Durée restant à courir | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 à 2013 | Au-delà de 2013 |
| Dettes subordonnées et autres titres remboursables : | | | | | | | | |
| ◦ En euros | 6 976 | 704 | 258 | 290 | 486 | 959 | 2 823 | 1 456 |
| ◦ En dollars des États-Unis | 3 287 | | 60 | 179 | 477 | | 1 776 | 795 |
| ◦ Dans d'autres monnaies | 849 | 48 | 112 | | 78 | 52 | 47 | 512 |
| **Total des dettes subordonnées et autres titres remboursables** | **11 112** | **752** | **430** | **469** | **1 041** | **1 011** | **4 646** | **2 763** |



# Note 19

## PROVISIONS POUR RISQUES ET CHARGES

| En millions d'euros, au 31 décembre | 2003 | 2002 | 2001 |
|---|---|---|---|
| Provisions pour engagements sociaux (note 27) | 1 467 | 1 245 | 1 329 |
| Provisions pour créances risquées et assimilées (note 8) | 692 | 469 | 352 |
| Provisions pour risques sectoriels éventuels (note 8) | - | 218 [a] | 218 |
| Provisions pour risques d'exécution des engagements par signature (note 8) : | | | |
| ◦ au titre des risques spécifiques | 191 | 261 | 187 |
| ◦ au titre des risques pays | 314 | 309 | 434 |
| Provision pour restructuration (note 41) | 80 | 178 | 321 |
| Autres provisions pour risques et charges | 1 301 | 1 464 | 2 012 |
| **Total des provisions pour risques et charges** | **4 045** | **4 144** | **4 853** |

[a] *Précédemment libre de toute affectation, la provision pour risques sectoriels éventuels a fait l'objet au 31 décembre 2002 d'une affectation notionnelle aux moins-values latentes sur les participations cotées et d'une reprise au cours de l'exercice 2003 pour tenir compte des provisions constituées sur chacune des lignes de titres concernées (note 37).*

Les provisions pour créances risquées et assimilées ont fait l'objet au cours de l'exercice 2003 d'une constitution de provision générale de 250 millions d'euros destinée à faire face aux conséquences d'une éventuelle poursuite du ralentissement conjoncturel en Europe.

Les engagements par signature au titre des risques spécifiques faisant l'objet d'une provision s'élèvent à 983 millions d'euros au 31 décembre 2003 contre 1 222 millions d'euros au 31 décembre 2002 et 976 millions d'euros au 31 décembre 2001.

Au 31 décembre 2003, les autres provisions pour risques et charges s'analysent comme suit :

| En millions d'euros | Montant au 1er janvier 2003 | Dotations | Reprises | Autres variations | Montant au 31 décembre 2003 |
|---|---|---|---|---|---|
| **Provisions liées à des opérations bancaires et assimilées** | **611** | **231** | **(331)** | **28** | **539** |
| ◦ Provisions pour risques liés à des opérations de marché | 216 | 153 | (175) | (7) | 187 |
| ◦ Provisions pour risques sur titres immobilisés | 181 | 31 | (25) | 7 | 194 |
| ◦ Autres provisions liées à des opérations bancaires et assimilées | 214 | 47 | (131) | 28 | 158 |
| **Provisions non liées à des opérations bancaires** | **853** | **230** | **(339)** | **18** | **762** |
| **Total des autres provisions** | **1 464** | **461** | **(670)** | **46** | **1 301** |



## Note 17
### Provisions techniques des entreprises d'assurance

| En millions d'euros, au 31 décembre | 2003 | 2002 | 2001 |
|---|---|---|---|
| Provisions techniques liées aux contrats d'assurance-vie | 35 910 | 32 684 | 29 219 |
| Provisions techniques des contrats en unités de compte | 22 554 | 21 047 | 23 364 |
| Provisions techniques liées aux autres contrats d'assurance | 1 694 | 1 409 | 1 209 |
| Provision pour participation des assurés | 1 139 | 1 048 | 1 129 |
| Dettes rattachées | 511 | 338 | 284 |
| **Total des provisions techniques des entreprises d'assurance** | **61 808** | **56 526** | **55 205** |

La provision pour participation des assurés comprend notamment la provision pour participation aux excédents (615 millions d'euros au 31 décembre 2003, contre 547 millions d'euros au 31 décembre 2002 et 656 millions d'euros au 31 décembre 2001).

## Note 18
### Comptes de régularisation et autres passifs

| En millions d'euros, au 31 décembre | 2003 | 2002 | 2001 |
|---|---|---|---|
| **Comptes de régularisation – passif** | | | |
| Charges à payer | 4 459 | 5 060 | 8 977 |
| Comptes d'ajustement créditeurs [a] | 14 528 | 20 617 | 17 682 |
| Comptes d'encaissement | 2 923 | 2 066 | 1 675 |
| Autres comptes de régularisation créditeurs | 8 585 | 4 806 | 8 186 |
| **Total des comptes de régularisation – passif** | **30 495** | **32 549** | **36 520** |
| **Autres passifs** | | | |
| Compte de règlement relatif aux opérations sur titres | 6 938 | 4 966 | 12 284 |
| Passifs liés aux instruments conditionnels vendus | 43 634 | 37 782 | 68 969 |
| Dettes attachées aux opérations sur titres | 88 430 | 57 471 | 59 912 |
| Impôts différés – passif | 1 417 | 1 685 | 1 734 |
| Autres passifs d'assurance | 418 | 494 | 337 |
| Autres créditeurs et passifs divers | 13 488 | 10 889 | 19 468 |
| **Total des autres passifs** | **154 325** | **113 287** | **162 704** |
| **Total des comptes de régularisation et autres passifs** | **184 820** | **145 836** | **199 224** |

[a] *Charges de la réévaluation des opérations évaluées au prix de marché (devises et instruments financiers à terme).*

# Note 16
## EMPRUNTS OBLIGATAIRES



Au 31 décembre 2003, les emprunts obligataires souscrits par le groupe, par devise et par nature de taux selon les clauses des contrats d'émission, présentent les échéances suivantes :

| Monnaies d'émission en millions d'euros | Durée restant à courir | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Taux moyen | Encours au 31/12/2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 à 2013 | Au-delà de 2013 |
| Emprunts émis au sein de la zone euro | Variable | 1 939 | 225 | 266 | 812 | 5 | 600 | 31 | |
| | 6,10 % | 7 693 | 647 | 549 | 1 741 | 1 246 | 577 | 2 523 | 410 |
| Emprunts émis en dollar des États-Unis | 4,34 % | 488 | | | | | | | 488 |
| Emprunts émis dans d'autres monnaies | Variable | 45 | | | 32 | | 13 | | |
| | 6,31 % | 36 | 2 | | 16 | 18 | | | |
| **Total des emprunts émis** | | **10 201** | **874** | **815** | **2 601** | **1 269** | **1 190** | **2 554** | **898** |
| **Titres émis détenus par des sociétés consolidées** | | **(447)** | | | | | | | |
| Total des emprunts obligataires restant dû par le groupe | | 9 754 | | | | | | | |
| Dettes rattachées | | 198 | | | | | | | |
| **Total des emprunts obligataires** | | **9 952** | | | | | | | |

Les primes d'émission non amorties résultant de la différence entre le montant perçu à l'émission et le prix de remboursement s'élèvent, pour l'ensemble des emprunts obligataires, à 163 millions d'euros au 31 décembre 2003 contre 158 millions d'euros au 31 décembre 2002 et 97 millions d'euros au 31 décembre 2001.

## COMPTES CRÉDITEURS DE LA CLIENTÈLE, BONS DE CAISSE ET CRÉANCES NÉGOCIABLES

| En millions d'euros, au 31 décembre | 2003 | 2002 | 2001 |
|---|---|---|---|
| **Comptes créditeurs de la clientèle :** | | | |
| Comptes ordinaires | 69 464 | 70 950 | 64 742 |
| Comptes à terme | 68 899 | 72 150 | 93 455 |
| Comptes d'épargne à régime spécial | 36 622 | 31 113 | 29 662 |
| Opérations de pension : | | | |
| Titres donnés en pension livrée | 35 475 | 20 819 | 27 996 |
| Autres valeurs données en pension ou vendues ferme | 161 | 537 | 241 |
| Total des opérations de pension | 35 636 | 21 356 | 28 237 |
| Total des comptes créditeurs de la clientèle | 210 621 | 195 569 | 216 096 |
| **Dettes envers la clientèle représentées par un titre :** | | | |
| Titres de créances négociables | 67 014 | 64 913 | 63 575 |
| Bons de caisse | 4 933 | 6 708 | 6 771 |
| **Total des dettes envers la clientèle représentées par un titre** | **71 947** | **71 621** | **70 346** |
| **Total des dépôts de la clientèle** | **282 568** | **267 190** | **286 442** |
| *Dont dettes rattachées* | *648* | *968* | *1 426* |

Les comptes d'épargne à régime spécial à vue, y compris l'épargne collectée à investir, s'élèvent à 18 272 millions d'euros au 31 décembre 2003 (14 515 millions d'euros au 31 décembre 2002 et 13 599 millions d'euros au 31 décembre 2001) et les autres comptes créditeurs à vue de la clientèle à 76 701 millions d'euros au 31 décembre 2003 (74 542 millions d'euros au 31 décembre 2002 et 74 628 millions d'euros au 31 décembre 2001).

# Note 14

## Comptes créditeurs interbancaires et titres émis sur les marchés interbancaires



| En millions d'euros, au 31 décembre | 2003 | 2002 | 2001 |
|---|---|---|---|
| **Comptes créditeurs interbancaires et assimilés** | | | |
| Comptes ordinaires | 5 027 | 8 859 | 20 027 |
| Comptes et emprunts | 61 740 | 52 808 | 73 404 |
| Opérations de pension | | | |
| ◦ Titres donnés en pension livrée | 122 258 | 113 552 | 126 128 |
| ◦ Autres valeurs données en pension ou vendues ferme | 2 229 | 2 686 | 737 |
| Total des opérations de pension | 124 487 | 116 238 | 126 865 |
| **Total des comptes créditeurs interbancaires et assimilés** | **191 254** | **177 905** | **220 296** |
| **Dettes envers les établissements de crédit représentées par un titre** | | | |
| Titres du marché interbancaire | 1 025 | 1 025 | 1 670 |
| **Total des opérations interbancaires et assimilées créditrices** | **192 279** | **178 930** | **221 966** |
| *Dont dettes rattachées* | *1 785* | *2 273* | *3 152* |

Les dettes à vue (sans échéance) à l'égard des établissements de crédit s'élèvent à 4 906 millions d'euros au 31 décembre 2003 contre 8 465 millions d'euros au 31 décembre 2002 et 19 572 millions d'euros au 31 décembre 2001.



## Note 13
### Comptes de régularisation et autres actifs

| En millions d'euros, au 31 décembre | 2003 | 2002 | 2001 |
|---|---|---|---|
| **Comptes de régularisation – actif** | | | |
| Comptes d'ajustement débiteurs [a] | 13 853 | 20 228 | 17 519 |
| Produits à recevoir | 5 419 | 5 331 | 10 271 |
| Comptes d'encaissement | 2 845 | 3 488 | 7 816 |
| Autres comptes de régularisation débiteurs [b] | 6 707 | 9 501 | 11 195 |
| Total des comptes de régularisation – actif | 28 824 | 38 548 | 46 801 |
| **Autres actifs** | | | |
| Actifs liés aux instruments conditionnels achetés | 42 185 | 36 328 | 68 290 |
| Comptes de règlement relatifs aux opérations sur titres | 5 067 | 3 655 | 10 831 |
| Titres de développement industriel relevant de la gestion collective des Codevi | 3 716 | 3 702 | 3 275 |
| Impôt différé – actif | 853 | 975 | 1 032 |
| Autres actifs des sociétés d'assurance | 1 142 | 931 | 807 |
| Actifs divers | 11 633 | 10 458 | 10 351 |
| Total des autres actifs | 64 596 | 56 049 | 94 586 |
| **Total des comptes de régularisation et autres actifs** | **93 420** | **94 597** | **141 387** |

[a] *Produits de la réévaluation des opérations évaluées au prix de marché (devises et instruments financiers à terme).*

[b] *Incluant notamment les intérêts crédités d'avance sur les comptes de la clientèle ou des établissements de crédit, ainsi que les charges comptabilisées d'avance.*



## Note 12

### ÉCARTS D'ACQUISITION DES TITRES DE PARTICIPATION ET DES PARTS DANS LES ENTREPRISES LIÉES

| En millions d'euros | 2003 | 2002 | 2001 |
|---|---|---|---|
| **Valeur nette au 1er janvier** | **6 547** | **4 489** | **2 540** |
| Écarts d'acquisition liés aux acquisitions de l'exercice | 50 | 2 988 | 2 273 |
| Écart de conversion lié aux fluctuations des parités monétaires | (559) | (397) | 4 |
| Dotation courante aux amortissements | (417) | (388) | (206) |
| Amortissements exceptionnels | (43) | (145) | (122) |
| **Valeur nette au 31 décembre** | **5 578** | **6 547** | **4 489** |

La charge nette d'amortissement des écarts d'acquisition non affectés s'est élevée pour l'exercice 2003 à 399 millions d'euros déduction faite des reprises d'écarts d'acquisition négatifs à hauteur de 18 millions d'euros, contre 366 millions d'euros en 2002 déduction faite des reprises d'écarts d'acquisition négatifs à hauteur de 22 millions d'euros et 188 millions d'euros en 2001 déduction faite des reprises d'écarts d'acquisition négatifs à hauteur de 18 millions d'euros. Les amortissements exceptionnels d'écart d'acquisition liés à des cessions de titres dont les plus-values latentes justifiaient le goodwill attaché à la reprise des intérêts minoritaires du sous-groupe Cobepa se sont élevés à 43 millions d'euros en 2003, contre 95 millions d'euros en 2002 et 101 millions d'euros en 2001. En outre, un complément d'amortissement exceptionnel de l'écart d'acquisition de 50 millions d'euros a été constaté en 2002 afin de tenir compte de l'évolution négative des plus-values latentes. Ces amortissements ont été portés en diminution des "Gains nets sur actifs immobilisés – Autres titres détenus à long terme" (note 37).

En outre, les écarts d'acquisition net négatifs s'élèvent à 18 millions d'euros au 31 décembre 2003 (22 millions d'euros au 31 décembre 2002 et 25 millions d'euros au 31 décembre 2001) et sont principalement relatifs à Finaxa (15 millions d'euros).

| En millions d'euros, au 31 décembre | 2003 | | | 2002 | 2001 |
|---|---|---|---|---|---|
| | Montant brut | Amortissements et provisions | Montant net | Montant net | Montant net |
| **Immobilisations incorporelles :** | | | | | |
| - Logiciels informatiques | 1 615 | (917) | 698 | 538 | 267 |
| - Autres immobilisations incorporelles | 1 004 | (215) | 789 | 749 | 464 |
| Total des immobilisations incorporelles | 2 619 | (1 132) | 1 487 | 1 287 | 731 |
| **Immobilisations corporelles :** | | | | | |
| - Terrains et constructions | 3 321 | (1 198) | 2 123 | 2 076 | 2 099 |
| - Terrains et immeubles en location simple | 3 976 | (579) | 3 397 | 3 062 | 2 637 |
| - Équipement, mobilier, installations | 4 095 | (2 495) | 1 600 | 1 695 | 1 702 |
| - Autres immobilisations | 401 | | 401 | 520 | 345 |
| Total des immobilisations corporelles | 11 793 | (4 272) | 7 521 | 7 353 | 6 783 |
| **Total des immobilisations corporelles et incorporelles** | **14 412** | **(5 404)** | **9 008** | **8 640** | **7 514** |

## IMMOBILISATIONS INCORPORELLES

Les autres immobilisations incorporelles comprennent les droits au bail, les fonds de commerce ainsi que les marques acquises par le groupe au sein desquelles la marque Consors a été enregistrée en 2002.

## IMMOBILISATIONS D'EXPLOITATION

Dans le cadre des dispositions réglementaires françaises, la Banque Nationale de Paris avait en 1991 et 1992 apporté à sa filiale la Compagnie Immobilière de France l'essentiel de ses immeubles centraux ou d'exploitation indissociables de son activité dégageant ainsi une plus-value d'apport de 1 156 millions d'euros dont la contrepartie est inscrite nette d'impôt sous la rubrique plus-value d'apport dans les capitaux propres consolidés (note 22). Cet écart d'évaluation a été réduit en 1997 de 545 millions d'euros afin de tenir compte des effets d'une baisse considérée comme durable de la valeur de référence des actifs immobiliers. L'effet de cette correction de valeur a été porté, dans les comptes consolidés, en réduction des plus-values d'apport inscrites parmi les capitaux propres pour un montant net d'impôt, conformément au traitement qui avait été opéré lors de l'opération d'apport initiale.

Les immobilisations d'exploitation anciennement détenues par Paribas et par ses filiales à la date du rapprochement restent inscrites à leur coût historique.

Les amortissements et provisions sur immeubles en location simple tiennent compte d'une provision de 80 millions d'euros, destinée à couvrir, en application du principe de prudence, les moins-values latentes du parc immobilier locatif du groupe Compagnie Bancaire.

## IMMOBILISATIONS HORS EXPLOITATION

Au 31 décembre 2003, les terrains et constructions hors exploitation (y compris les immobilisations en location simple) s'élèvent à 3 454 millions d'euros après acquisition de centres commerciaux destinés à la location contre 3 122 millions d'euros au 31 décembre 2002 et 2 729 millions d'euros au 31 décembre 2001.

## AMORTISSEMENTS ET PROVISIONS

Les dotations aux amortissements et provisions de l'exercice s'élèvent à 758 millions d'euros en 2003 contre 618 millions d'euros en 2002 et 577 millions d'euros en 2001.



# Note 10
## IMMOBILISATIONS FINANCIÈRES

| En millions d'euros | Montant brut au 1er janvier 2003 | Acquisitions | Rembour-sement et cessions | Transferts et autres variations | Montant brut au 31 déc. 2003 | Montant des provisions au 1er janv. 2003 | Dotations aux provisions de l'exercice | Reprises de provisions de l'exercice | Autres variations des provisions | Montant des provisions au 31 déc. 2003 | Montant net au 31 déc. 2003 | Montant net au 31 déc. 2002 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Titres d'investissement (note 5) | 29 960 | 31 587 | (28 231) | (2 351) | 30 965 | (62) | - | - | 17 | (45) | 30 920 | 29 898 |
| Participations et parts dans les entreprises liées non consolidées (note 7) | 6 890 | 325 | (4 259) | (44) | 2 912 | (1 018) | (176) | 409 | 33 | (752) | 2 160 | 5 872 |
| Autres titres détenus à long terme (note 7) | 6 175 | 438 | (920) | (335) | 5 358 | (768) | (255) | 225 | 52 | (746) | 4 612 | 5 407 |
| Participations et parts dans les entreprises liées mises en équivalence (note 9) | 1 795 | | | (164) | 1 631 | | | | | | 1 631 | 1 795 |
| **Total des immobilisations financières** | **44 820** | **32 350** | **(33 410)** | **(2 894)[a]** | **40 866** | **(1 848)** | **(431)** | **634** | **102** | **(1 543)** | **39 323** | **42 972** |

*[a] Dont effet lié à la variation des parités monétaires – 2 080 millions d'euros.*

## Note 9

### Participations et parts dans les entreprises liées mises en équivalence

| En millions d'euros, au 31 décembre 2003 | Valeur des participations et parts dans les entreprises liées mises en équivalence | | | Valeur nette comptable des titres détenus dans les comptes sociaux des sociétés du groupe |
|---|---|---|---|---|
| | Part dans les capitaux propres (selon le pourcentage de contrôle) | Part dans les résultats de l'exercice 2003 (selon le pourcentage de contrôle) | Total | |
| **Sociétés financières :** | | | | |
| *Établissements de crédit* | *480* | *53* | *533* | *334* |
| Cofinoga | 211 | 42 | 253 | 130 |
| Société de paiement Pass | 80 | 18 | 98 | 36 |
| CIG | 44 | 16 | 60 | 13 |
| Servicios Financieros Carrefour EFC SA | 52 | 8 | 60 | 87 |
| BNP Private Banking Japan | 18 | (3) | 15 | 20 |
| Cetelem Capital Co Ltd (Corée) | 24 | (24) | 0 | 0 |
| Autres | 51 | (4) | 47 | 48 |
| *Autres qu'établissements de crédit* | *875* | *28* | *903* | *515* |
| Finaxa | 815 | 11 | 826 | 437 |
| Centro Leasing Spa | 43 | 6 | 49 | 37 |
| CCAC Brésil | 23 | 11 | 34 | 38 |
| Groupe Cetelem (Cofidis Belgique et Espagne) | (9) | 0 | (9) | 0 |
| Autres | 3 | 0 | 3 | 3 |
| **Total des sociétés financières** | **1 355** | **81** | **1 436** | **849** |
| **Sociétés non financières :** | | | | |
| *Sociétés d'assurance :* | *55* | *4* | *59* | *41* |
| Axa Ré Finance | 38 | 5 | 43 | 41 |
| Autres | 17 | (1) | 16 | 0 |
| *Autres sociétés non financières :* | *90* | *46* | *136* | *148* |
| Laser | 28 | 5 | 33 | 53 |
| Fischer Francis Trees and Watts | 2 | 6 | 8 | 73 |
| Autres | 60 | 35 | 95 | 22 |
| **Total des sociétés non financières** | **145** | **50** | **195** | **189** |
| **Total des titres mis en équivalence** | **1 500** | **131** | **1 631** | **1 038** |

## Note 8 (suite)



### Provisions pour créances douteuses et risques pays

| En millions d'euros | 2003 | 2002 | 2001 |
|---|---|---|---|
| Dotations aux provisions de l'exercice : | | | |
| ◦ Clientèle et établissements de crédit | 2 278 | 2 533 | 2 423 |
| ◦ Engagements par signature | 51 | 93 | 43 |
| ◦ Titres | 214 | 87 | 173 |
| ◦ Créances risquées et assimilées | 367 | 112 | 72 |
| **Total des dotations aux provisions de l'exercice** | **2 910** | **2 825** | **2 711** |
| Reprises de provisions de l'exercice : | | | |
| ◦ Clientèle et établissements de crédit | (1 137) | (1 024) | (856) |
| ◦ Engagements par signature | (38) | (38) | (44) |
| ◦ Titres | (226) | (132) | (181) |
| ◦ Créances risquées et assimilées | (130) | (99) | (264) |
| **Total des reprises de provisions de l'exercice** | **(1 531)** | **(1 293)** | **(1 345)** |
| **Dotation nette aux provisions de l'exercice** | **1 379** | **1 532** | **1 366** |
| Créances irrécouvrables non couvertes par des provisions | 187 | 146 | 130 |
| Récupération sur créances amorties | (104) | (101) | (95) |
| Dotation aux provisions sur intérêts impayés comptabilisées dans le produit net bancaire et non incluses dans le coût du risque | (101) | (107) | (89) |
| **Total du coût du risque** | **1 361** | **1 470** | **1 312** |
| *dont :* | | | |
| ◦ *Charge nette des provisions constituées au titre des risques spécifiques* | *1 727* | *1 555* | *1 351* |
| ◦ *Reprise nette de provisions constituées au titre des risques pays* | *(366)* | *(85)* | *(39)* |

Comme indiqué dans la note 1 relative aux principes comptables, 273 millions d'euros de provisions relatives aux risques pays ont été reprises sur l'exercice 2003, pour faire l'objet de dotation au titre des risques spécifiques sur créances douteuses.



# Note 8

## PROVISIONS POUR CRÉANCES DOUTEUSES ET RISQUES PAYS

| En millions d'euros | 2003 | 2002 | 2001 |
|---|---|---|---|
| **Solde au 1er janvier** | **13 029** | **13 171** | **12 542** |
| Dotation nette aux provisions de l'exercice | 1 379 | 1 532 | 1 366 |
| Amortissement de créances irrécupérables antérieurement provisionnées | (1 724) | (1 470) | (1 230) |
| Variation des parités monétaires et divers | (979) | (204) | 493 |
| **Solde au 31 décembre** | **11 705** | **13 029** | **13 171** |
| Les provisions se décomposent comme suit : | | | |
| - Provisions déduites de l'actif : | | | |
| ° relatives aux opérations avec les établissements de crédit [a] | 256 | 416 | 379 |
| ° relatives aux opérations avec la clientèle (note 4) | 9 506 | 10 347 | 10 484 |
| ° relatives aux titres [a] | 746 | 1 009 | 1 117 |
| Total des provisions déduites de l'actif | 10 508 | 11 772 | 11 980 |
| *dont provisions constituées au titre des risques pays* | *1 481* | *2 119* | *2 271* |
| - Provisions inscrites au passif (note 19) : | | | |
| ° relatives aux engagements par signature | 505 | 570 | 621 |
| ° relatives aux créances risquées et assimilées | 692 | 469 | 352 |
| ° relatives aux risques sectoriels éventuels | - | 218 | 218 |
| Total des provisions inscrites au passif | 1 197 | 1 257 | 1 191 |
| *dont provisions constituées au titre des risques pays* | *314* | *309* | *434* |
| **Total des provisions pour créances douteuses et risques pays** | **11 705** | **13 029** | **13 171** |

*[a] Les provisions relatives aux créances consenties aux établissements de crédit sont pour l'essentiel attachées aux crédits financiers (note 3) porteurs d'un risque pays. Les provisions relatives aux titres reprises dans ce tableau le sont principalement au titre du risque pays attaché aux valeurs mobilières détenues par le groupe.*

Les provisions pour créances douteuses couvrant des risques inscrits à l'actif du bilan sont affectées en déduction des actifs concernés. Les provisions maintenues au passif du bilan sont constituées des provisions pour engagements par signature et des provisions pour procès et autres préjudices, des provisions pour risques non spécifiquement identifiés mais que des événements survenus rendent probables.

L'encours des provisions sur capital et intérêts, relatifs aux risques pays, s'établit à 1 795 millions d'euros au 31 décembre 2003 contre 2 428 millions d'euros au 31 décembre 2002 et 2 705 millions d'euros au 31 décembre 2001.



## Note 7 (suite)

### PARTICIPATIONS ET PARTS DANS LES ENTREPRISES LIÉES NON CONSOLIDÉES ET AUTRES TITRES DÉTENUS À LONG TERME

Les principales lignes de titres composant le poste "Autres titres détenus à long terme, participations et parts dans les entreprises liées non consolidées" dont la valeur nette comptable dans les livres du groupe est supérieure à 100 millions d'euros sont les suivantes :

| En millions d'euros | % de participation | Siège social | Montant des capitaux propres consolidés en 2002 [a] | Résultat consolidé de l'exercice 2002 | Valeur nette comptable dans les livres du groupe BNP Paribas |
|---|---|---|---|---|---|
| **Participations dont le pourcentage du capital détenu est inférieur à 5 %** | | | | | |
| Axa | 1,11 | Paris | 23 711 | 949 | 265 |
| Véolia Environnement | 2,79 | Paris | 6 330 | 339 | 214 |
| Total | 0,23 | La Défense | 32 146 | 5 941 | 194 |
| Vivendi Universal | 0,74 | Paris | 14 020 | (23 301) | 128 |
| Peugeot | 1,53 | Paris | 10 984 | 1 690 | 114 |
| Shinhan Financial Group | 4,60 | Séoul (Corée du Sud) | 2 923 | 508 | 138 |
| Schneider Electric | 2,03 | Boulogne-Billancourt | 7 785 | 422 | 127 |
| Sagem | 3,95 | Paris | 1 277 | 77 | 106 |
| **Participations dont le pourcentage du capital détenu est compris entre 5 % et 10 %** | | | | | |
| Tyler Trading Inc. | 6,65 | Wilmington (USA) | 2 013 | 5 | 318 |
| Bouygues Telecom | 6,41 | Issy-les-Moulineaux | 1 350 | 129 | 171 |
| Cassa di Risparmio di Firenze | 6,99 | Florence (Italie) | 915 | 83 | 118 |
| **Participations dont le pourcentage du capital détenu est supérieur à 10 %** | | | | | |
| Pargesa Holding | 14,63 | Genève (Suisse) | 3 371 | (91) | 356 |
| Erbe SA | 43,83 | Gerpinnes (Belgique) | 672 | 25 | 335 |
| ABN Amro Advisory Inc. | 19,35 | Chicago (USA) | 1 503 | 34 | 239 |
| Eiffage | 29,39 | Issy-les-Moulineaux | 904 | 126 | 166 |
| Crédit Logement | 32,98 | Paris | 942 | 44 | 186 |
| **Participation dans un fonds d'investissement** | | | | | |
| PAI Europe III | 13,49 | Paris | N/A | N/A | 109 |

[a] *Selon les normes françaises, y compris le résultat.*

# Note 7

## PARTICIPATIONS ET PARTS DANS LES ENTREPRISES LIÉES NON CONSOLIDÉES ET AUTRES TITRES DÉTENUS À LONG TERME

| En millions d'euros, au 31 décembre | 2003 | | | 2002 | | 2001 | |
|---|---|---|---|---|---|---|---|
| | Valeur brute comptable | Valeur nette comptable | Valeur de marché | Valeur nette comptable | Valeur de marché | Valeur nette comptable | Valeur de marché |
| **Autres titres détenus à long terme** | | | | | | | |
| Titres non cotés | 2 771 | 2 405 | 2 908 | 2 620 | 3 245 | 2 474 | 2 897 |
| Titres cotés | 2 587 | 2 207 | 3 339 | 2 787 | 3 875 | 3 272 | 6 416 |
| **Total des autres titres détenus à long terme** | **5 358** | **4 612** | **6 247** | **5 407** | **7 120** | **5 746** | **9 313** |
| **Participations et parts dans les entreprises liées non consolidées [a] :** | | | | | | | |
| Parts dans les entreprises liées non consolidées | 1 240 | 842 | 947 | 887 | 1 032 | 832 | 887 |
| Titres de participation | | | | | | | |
| Titres non cotés | 867 | 730 | 808 | 1 116 | 1 482 | 1 390 | 1 949 |
| Titres cotés | 805 | 588 | 1 097 | 3 869 | 3 743 | 805 | 1 025 |
| Total des titres de participation | 1 672 | 1 318 | 1 905 | 4 985 | 5 225 | 2 195 | 2 974 |
| **Total des participations et des parts dans les entreprises liées non consolidées** | **2 912** | **2 160** | **2 852** | **5 872** | **6 257** | **3 027** | **3 861** |
| **Total des participations, des parts dans les entreprises liées non consolidées et autres titres détenus à long terme.** | **8 270** | **6 772** | **9 099** | **11 279** | **13 377** | **8 773** | **13 174** |

*[a] La valeur de marché des titres non cotés d'entreprises liées non consolidées et des titres de participation est principalement déterminée sur la base de la quote-part de situation nette comptable, réévaluée le cas échéant, de la société dont les titres sont détenus par le groupe BNP Paribas.*

Les participations et parts dans les entreprises liées non consolidées détenues par le groupe dans des établissements de crédit s'élèvent respectivement à 467 millions d'euros et 144 millions d'euros au 31 décembre 2003 contre 3 566 millions d'euros et 144 millions d'euros au 31 décembre 2002 et 508 millions d'euros et 157 millions d'euros au 31 décembre 2001.

Le montant total des plus-values potentielles nettes sur l'ensemble des portefeuilles comprenant les titres de participation, les parts dans les entreprises liées non consolidées et les autres titres détenus à long terme, évaluées pour les titres cotés par référence aux derniers cours de Bourse de l'exercice, s'élève à 2 327 millions d'euros au 31 décembre 2003 (2 098 millions d'euros au 31 décembre 2002 et 4 401 millions d'euros au 31 décembre 2001).



## Note 6
### PLACEMENTS FINANCIERS DES ENTREPRISES D'ASSURANCE

| En millions d'euros, au 31 décembre | 2003 | 2002 | 2001 |
|---|---|---|---|
| Placements immobiliers | 1 103 | 1 141 | 1 224 |
| Actions, parts d'OPCVM et autres titres à revenu variable | 2 944 | 2 613 | 2 640 |
| Obligations et autres titres à revenu fixe | 33 153 | 30 323 | 27 545 |
| Actifs représentatifs de contrats en unités de compte | 22 530 | 20 734 | 23 010 |
| Parts cessionnaires de provisions techniques | 1 030 | 919 | 473 |
| Autres placements | 648 | 629 | 573 |
| Créances rattachées | 867 | 795 | 745 |
| **Placements financiers des entreprises d'assurance** | **62 275** | **57 154** | **56 210** |





Au cours des trois derniers exercices, les transferts suivants ont été opérés entre les différentes catégories de portefeuilles de titres :

| Portefeuille d'origine | Portefeuille de destination | Montant transféré au cours de l'exercice (en millions d'euros) | | |
|---|---|---|---|---|
| | | 2003 | 2002 | 2001 |
| Titre de transaction | Titre de placement | 830 | 575 | 335 |
| Titre de placement | Titre d'investissement | 5 | 270 | 9 |
| Titre d'investissement | Titre de placement | 628 | 769 | 2 608 |

Les montants ci-dessus ne comprennent pas les transactions opérées au prix de marché entre deux entités du groupe poursuivant indépendamment des objectifs de gestion différents (notamment les achats de titres en portefeuilles d'investissement auprès d'entités gérant des portefeuilles de trading).

Les écarts d'acquisition nets positifs résultant d'un prix d'acquisition supérieur à la valeur de remboursement sur les titres d'investissement s'élèvent au 31 décembre 2003 à 71 millions d'euros (contre des écarts d'acquisition nets négatifs de 364 millions d'euros au 31 décembre 2002 et des écarts d'acquisition nets positifs de 170 millions d'euros au 31 décembre 2001) ; ces écarts font l'objet d'un amortissement sur la durée de vie résiduelle des titres auxquels ils se rapportent.

Les écarts d'acquisition nets positifs résultant d'un prix d'acquisition supérieur à la valeur de remboursement sur les titres de placement s'élèvent au 31 décembre 2003 à 49 millions d'euros (contre des écarts d'acquisition nets négatifs de 181 millions d'euros au 31 décembre 2002 et de 155 millions d'euros au 31 décembre 2001).

Les créances représentatives de titres prêtés s'élèvent au 31 décembre 2003 à 11 065 millions d'euros (5 051 millions d'euros au 31 décembre 2002 et 5 374 millions d'euros au 31 décembre 2001).

Les intérêts courus non échus relatifs aux titres à revenu fixe s'élèvent à 601 millions d'euros au 31 décembre 2003 (contre 506 millions d'euros au 31 décembre 2002 et 657 millions d'euros au 31 décembre 2001).

Une des filiales du groupe intervenant sur des opérations de négociation et d'arbitrage sur indices boursiers détenait, au 31 décembre 2003, 1 608 000 actions émises par BNP Paribas SA comptabilisées en titres de transaction (note 22).



# Note 5

## Opérations sur titres de transaction, de placement et assimilés et d'investissement

| En millions d'euros, au 31 décembre | 2003 Valeur brute | 2003 Provisions | 2003 Valeur nette comptable | 2003 Valeur de marché | 2002 Valeur nette comptable | 2002 Valeur de marché | 2001 Valeur nette comptable | 2001 Valeur de marché |
|---|---|---|---|---|---|---|---|---|
| **Titres de transaction :** | | | | | | | | |
| Effets publics et valeurs assimilées | 73 822 | | 73 822 | 73 822 | 54 453 | 54 453 | 54 539 | 54 539 |
| Obligations et autres titres à revenu fixe | 34 217 | | 34 217 | 34 217 | 24 707 | 24 707 | 42 473 | 42 473 |
| Actions et autres titres à revenu variable | 50 442 | | 50 442 | 50 442 | 21 149 | 21 149 | 40 553 | 40 553 |
| Actions propres détenues par le groupe | 80 | | 80 | 80 | 14 | 14 | 8 | 8 |
| **Total des titres de transaction** | **158 561** | | **158 561** | **158 561** | **100 323** | **100 323** | **137 573** | **137 573** |
| *Dont actions et obligations non cotées* | *7 968* | | *7 968* | *7 968* | *4 806* | *4 806* | *4 438* | *4 438* |
| **Titres de placement et assimilés :** | | | | | | | | |
| Effets publics et valeurs assimilées | 8 186 | (141) | 8 045 | 8 403 | 7 254 | 7 830 | 7 600 | 8 497 |
| Obligations et autres titres à revenu fixe | 15 214 | (542) | 14 672 | 14 957 | 9 642 | 10 213 | 8 151 | 8 723 |
| Actions, autres titres à revenu variable et titres de l'activité de portefeuille | 2 189 | (205) | 1 984 | 2 101 | 1 453 | 1 547 | 1 936 | 2 121 |
| **Total des titres de placement et assimilés** | **25 589** | **(888)** | **24 701** | **25 461** | **18 349** | **19 590** | **17 687** | **19 341** |
| *Dont actions et obligations non cotées* | *2 689* | *(20)* | *2 669* | *2 724* | *1 541* | *1 556* | *2 054* | *2 352* |
| **Titres d'investissement :** | | | | | | | | |
| Effets publics et valeurs assimilées | 24 840 | (36) | 24 804 | 24 889 | 22 283 | 22 735 | 19 323 | 19 637 |
| Obligations et autres titres à revenu fixe | 6 125 | (9) | 6 116 | 6 643 | 7 615 | 8 009 | 5 438 | 5 424 |
| **Total des titres d'investissement** | **30 965** | **(45)** | **30 920** | **31 532** | **29 898** | **30 744** | **24 761** | **25 061** |
| *Dont obligations non cotées* | *359* | | *359* | *369* | *409* | *414* | *541* | *541* |
| **Total des titres de transaction, de placement et assimilés, et d'investissement [(a)] :** | **215 115** | **(933)** | **214 182** | **215 554** | **148 570** | **150 657** | **180 021** | **181 975** |
| *Dont* Effets publics et valeurs assimilées | 106 848 | (177) | 106 671 | 107 114 | 83 990 | 85 018 | 81 462 | 82 673 |
| Obligations et autres titres à revenu fixe | 55 556 | (551) | 55 005 | 55 817 | 41 964 | 42 929 | 56 062 | 56 620 |
| *Dont obligations non cotées* | *3 405* | *(13)* | *3 392* | *3 422* | *2 452* | *2 465* | *3 212* | *3 225* |
| Actions et autres titres à revenu variable | 52 711 | (205) | 52 506 | 52 623 | 22 616 | 22 710 | 42 497 | 42 682 |
| *Dont actions non cotées* | *7 611* | *(7)* | *7 604* | *7 639* | *4 304* | *4 311* | *3 821* | *4 106* |

*(a) Les parts d'OPCVM détenues par le groupe s'élèvent à 12 081 millions d'euros au 31 décembre 2003 (4 437 millions d'euros au 31 décembre 2002 et 4 531 millions d'euros au 31 décembre 2001). Elles comprennent des parts d'OPCVM de capitalisation à hauteur de 11 777 millions d'euros dont 565 millions d'euros d'origine française (4 246 millions d'euros en 2002 dont 791 millions d'euros d'origine française et 4 185 millions d'euros en 2001 dont 491 millions d'euros d'origine française).*





## OPÉRATIONS AVEC LA CLIENTÈLE

| En millions d'euros, au 31 décembre | 2003 Montant brut | 2003 Provisions | 2003 Montant net | 2002 Montant net | 2001 Montant net |
|---|---|---|---|---|---|
| **Créances sur la clientèle** | | | | | |
| Créances commerciales | 10 069 | (28) | 10 041 | 11 806 | 9 387 |
| Comptes débiteurs | 12 822 | | 12 822 | 12 908 | 17 424 |
| Autres concours à la clientèle : | | | | | |
| - Crédits de trésorerie | 44 145 | | 44 145 | 50 503 | 43 603 |
| - Crédits à l'habitat | 46 739 | | 46 739 | 42 701 | 36 672 |
| - Crédits à l'équipement | 22 031 | | 22 031 | 22 452 | 20 156 |
| - Crédits à l'exportation | 5 447 | (916) | 4 531 | 4 462 | 7 565 |
| - Autres crédits à la clientèle | 36 385 | (1) | 36 384 | 38 024 | 57 513 |
| **Total des autres concours à la clientèle** | **154 747** | **(917)** | **153 830** | **158 142** | **165 509** |
| Créances douteuses | 12 348 | (8 098) | 4 250 | 4 385 | 3 939 |
| Créances rattachées sur la clientèle | 1 217 | | 1 217 | 1 277 | 1 558 |
| Titres et valeurs reçus en pension | 19 319 | | 19 319 | 16 103 | 16 734 |
| Prêts subordonnés [a] | 140 | (8) | 132 | 98 | 268 |
| **Total des créances sur la clientèle** [b] | **210 662** | **(9 051)** | **201 611** | **204 719** | **214 819** |
| **Opérations de crédit bail et assimilées** | **20 817** | **(455)** | **20 362** | **20 622** | **20 088** |
| **Total des opérations avec la clientèle** | **231 479** | **(9 506)** [c] | **221 973** | **225 341** | **234 907** |
| *Dont créances rattachées* | | | *1 494* | *1 620* | *1 860* |

*[a] Les prêts participatifs consentis à la clientèle inclus sous la rubrique "Prêts subordonnés" s'élèvent à 59 millions d'euros au 31 décembre 2003 contre 53 millions d'euros au 31 décembre 2002 et 207 millions d'euros au 31 décembre 2001.*
*[b] Les créances éligibles au refinancement de la Banque de France s'élèvent à 7 879 millions d'euros au 31 décembre 2003 contre 8 079 millions d'euros au 31 décembre 2002 et 13 491 millions d'euros au 31 décembre 2001.*
*[c] Dont 963 millions d'euros de provisions au titre du risque pays.*

Le total des opérations avec la clientèle, hors opérations de pensions et hors provisions pour risques pays, ventilé par contrepartie se décline comme suit :

| En millions d'euros, au 31 décembre | Clientèle financière | Sociétés | Entrepreneurs | Particuliers | Administrations | Autres non financiers | Total |
|---|---|---|---|---|---|---|---|
| **Encours sains** | **11 576** | **94 854** | **14 375** | **70 762** | **5 381** | **1 960** | **198 908** |
| ◦ *Dont encours restructurés* | | *49* | | *275* | *74* | | *398* |
| **Encours douteux** | | | | | | | |
| ◦ Encours bruts | 136 | 8 503 | 757 | 3 635 | 114 | 107 | 13 252 |
| ◦ *Dont douteux compromis* | *102* | *5 064* | *548* | *2 859* | *111* | *46* | *8 730* |
| ◦ Provisions spécifiques | (68) | (5 405) | (495) | (2 414) | (68) | (93) | (8 543) |
| ◦ Montant net | 68 | 3 098 | 262 | 1 221 | 46 | 14 | **4 709** |
| **Total montant net** | **11 644** | **97 952** | **14 637** | **71 983** | **5 427** | **1 974** | **203 617** |

Le montant des encours douteux compromis s'élève à 8 730 millions d'euros au 31 décembre 2003, couvert par une provision à hauteur de 5 523 millions d'euros.



# Note 3

## Opérations interbancaires et assimilées

| En millions d'euros, au 31 décembre | 2003 | | | 2002 | 2001 |
|---|---|---|---|---|---|
| | Montant brut | (Provisions) | Montant net | Montant net | Montant net |
| **Caisse, banques centrales, CCP** | **5 287** | | **5 287** | **9 884** | **3 489** |
| **Effets publics et valeurs assimilées (note 5)** | **106 848** | **(177)** | **106 671** | **83 990** | **81 462** |
| **Créances sur les établissements de crédit** | | | | | |
| Comptes ordinaires | 7 080 | (18) | 7 062 | 9 426 | 25 654 |
| Comptes et prêts [a] | 22 560 | (238) | 22 322 | 22 938 | 24 332 |
| Opérations de pension : | | | | | |
| Titres reçus en pension livrée | 131 137 | | 131 137 | 112 100 | 134 219 |
| Autres valeurs reçues en pension ou achetées ferme | 1 817 | | 1 817 | 1 730 | 2 119 |
| Total des opérations de pension | 132 954 | | 132 954 | 113 830 | 136 338 |
| Prêts subordonnés | 612 | | 612 | 318 | 299 |
| **Total des créances sur les établissements de crédit** | **163 206** | **(256)** | **162 950** | **146 512** | **186 623** |
| **Total des opérations interbancaires et assimilées** | **275 341** | **(433)** | **274 908** | **240 386** | **271 574** |
| *Dont créances rattachées* | | | *1 538* | *3 228* | *4 547* |

*[a] Les "Comptes et prêts" enregistrent les opérations effectuées au jour le jour ou à terme et ne faisant l'objet d'aucun échange de support sous forme d'effet ou de titre, et recouvrent en particulier les crédits financiers. Sont considérés comme des crédits financiers les crédits commerciaux d'une durée initiale supérieure à un an consentis à des établissements de crédit dont le bénéficiaire final est un agent non financier, généralement originaire d'un pays en développement dont le risque de non-transfert fait l'objet d'une provision (note 8).*





| SOCIÉTÉS CONSOLIDÉES PAR MISE EN ÉQUIVALENCE | | % CONTRÔLE | % INTÉRÊT |
|---|---|---|---|
| **SOCIÉTÉS ÉTRANGÈRES** | | | |
| *Autres entreprises à caractère financier* | | | |
| **Amériques** | | | |
| CCAC | Brésil | 40,00 % | 40,00 % |
| **Entreprises non financières** | | | |
| **SOCIÉTÉS FRANÇAISES** | | | |
| **Assurance** | | | |
| Axa Ré Finance | | 21,00 % | 21,00 % |
| **Autres** | | | |
| Finaxa | | 13,38 % | 21,32 % |
| **SOCIÉTÉS ÉTRANGÈRES** | | | |
| **Immobilier** | | | |
| Devimo Consult | Belgique | 35,00 % | 13,87 % |
| **Assurance** | | | |
| State Bank of India Life Insurance Company Ltd | Inde | 26,00 % | 26,00 % |



# Note 2 (suite)
## PÉRIMÈTRE DE CONSOLIDATION

| SOCIÉTÉS CONSOLIDÉES PAR MISE EN ÉQUIVALENCE | | % CONTRÔLE | % INTÉRÊT |
|---|---|---|---|
| **Entreprises financières** | | | |
| **SOCIÉTÉS FRANÇAISES** | | | |
| **Établissements de crédit** | | | |
| Axa Crédit | | 35,00 % | 35,00 % |
| Banque Pétrofigaz | | 44,81 % | 44,81 % |
| Caisse d'Épargne Financement – CEFI | | 33,00 % | 33,00 % |
| Cofinoga (groupe) | | 44,00 % | 44,00 % |
| Société Paiement Pass | | 40,01 % | 40,01 % |
| **Établissements financiers autres qu'établissements de crédit** | | | |
| Laser | | 9,01 % | 9,01 % |
| **Autres entreprises à caractère financier** | | | |
| CIG — Cofidis International Groupe | | 15,00 % | 15,00 % |
| **SOCIÉTÉS ÉTRANGÈRES** | | | |
| **Établissements de crédit** | | | |
| **Europe** | | | |
| Cetelem Polska Expansion SA | Pologne | 100,00 % | 100,00 % |
| Consors España | Espagne | 100,00 % | 100,00 % |
| Cortal Belgique | Belgique | 100,00 % | 100,00 % |
| Creation Financial Services | Royaume-Uni | 49,05 % | 49,05 % |
| Fortis Crédit | Belgique | 45,00 % | 45,00 % |
| Servicios Financieros Carrefour EFC SA (ex-Fipryca) | Espagne | 40,00 % | 40,00 % |
| **Asie-Océanie** | | | |
| BNP Paribas Peregrine Futures Ltd | Hong Kong | 100,00 % | 100,00 % |
| BNP Paribas Private Bank (Japan) Ltd | Japon | 100,00 % | 100,00 % |
| Cetelem Capital Company Ltd (ex-Cetelem Services Korea) | Corée du Sud | 100,00 % | 100,00 % |
| PT BNP Paribas Peregrine | Indonésie | 100,00 % | 98,80 % |
| **Amériques** | | | |
| Cetelem Brésil | Brésil | 100,00 % | 100,00 % |
| **Établissements financiers autres qu'établissements de crédit** | | | |
| **Amériques** | | | |
| Fischer Francis Trees and Watts | États-Unis | 24,90 % | 71,54 % |
| **Autres entreprises à caractère financier** | | | |
| **Europe** | | | |
| Centro Leasing SPA | Italie | 34,29 % | 34,28 % |





| SOCIÉTÉS CONSOLIDÉES PAR INTÉGRATION PROPORTIONNELLE | | % CONTRÔLE | % INTÉRÊT |
|---|---|---|---|
| **Entreprises financières** | | | |
| **SOCIÉTÉS ÉTRANGÈRES** | | | |
| **Établissements financiers autres qu'établissements de crédit (suite)** | | | |
| **Europe (suite)** | | | |
| BNP AK Dresdner Financial Kiralama | Turquie | 29,99 % | 29,99 % |
| Halifax Cetelem Credit Ltd | Royaume-Uni | 50,00 % | 50,00 % |
| **Entreprises non financières** | | | |
| **SOCIÉTÉS FRANÇAISES** | | | |
| **Assurance** | | | |
| Natio Assurance | | 50,00 % | 50,00 % |
| **Immobilier** | | | |
| SAS Bègles Arcins | | 50,00 % | 26,42 % |
| SAS Cecobil | | 50,00 % | 26,42 % |
| SAS Soaval | | 50,00 % | 19,82 % |
| SAS Espace Cordeliers | | 50,00 % | 26,42 % |
| SAS Le Havre Lafayette | | 50,00 % | 26,42 % |
| SAS Le Havre Vauban | | 50,00 % | 26,42 % |
| SCI Antin Vendôme | | 50,00 % | 26,42 % |
| SCI du Bassin Nord | | 50,00 % | 26,42 % |
| **SOCIÉTÉS ÉTRANGÈRES** | | | |
| **Assurance** | | | |
| Centro Vita Assicurazioni SPA | Italie | 49,00 % | 49,00 % |
| **Immobilier** | | | |
| Centros Shopping Gestion | Italie | 50,00 % | 19,82 % |
| Gondomar SGM | Portugal | 50,00 % | 26,42 % |
| Gondomar SGS | Portugal | 50,00 % | 26,42 % |
| IGC | Italie | 40,00 % | 21,14 % |
| PSG | Italie | 50,00 % | 19,82 % |
| **Autres activités** | | | |
| Cobepa – Bogerco | Belgique | 50,00 % | 50,00 % |



## Note 2 (suite)
### PÉRIMÈTRE DE CONSOLIDATION

| SOCIÉTÉS CONSOLIDÉES PAR INTÉGRATION GLOBALE | | % CONTRÔLE | % INTÉRÊT |
|---|---|---|---|
| **Entreprises non financières** | | | |
| **SOCIÉTÉS ÉTRANGÈRES** | | | |
| **Autres activités (suite)** | | | |
| Cobepa - Cobema | Belgique | 100,00 % | 100,00 % |
| Cobepa - Cobepa Finance | Luxembourg | 100,00 % | 100,00 % |
| Cobepa - Cobepa International | Pays-Bas | 100,00 % | 100,00 % |
| Cobepa - Cobepa Technology | Belgique | 100,00 % | 100,00 % |
| Cobepa - Compagnie de Participations Internationales NV | Pays-Bas | 100,00 % | 100,00 % |
| Cobepa - Compagnie de Participations Internationales SA | Luxembourg | 97,50 % | 97,50 % |
| Cobepa - Copabel SA | Belgique | 100,00 % | 97,50 % |
| Cobepa - Gepeco | Belgique | 100,00 % | 100,00 % |
| Cobepa - Groupe Financier Liégeois | Belgique | 99,60 % | 99,60 % |
| Cobepa - Holnor | Pays-Bas | 100,00 % | 100,00 % |
| Cobepa - Ibel (ex-Cobepa – Belvuco) | Belgique | 100,00 % | 100,00 % |
| Cobepa - IIM | Pays-Bas | 100,00 % | 100,00 % |
| Cobepa - Ilmaco | Belgique | 100,00 % | 100,00 % |
| Cobepa - Libelux | Luxembourg | 99,98 % | 99,98 % |
| Cobepa - Mascagni | Belgique | 100,00 % | 100,00 % |
| Cobepa - Paribas Deelnemingen NV | Pays-Bas | 99,70 % | 99,70 % |
| Cobepa - Paribas Participation Limitée | Canada | 97,50 % | 97,50 % |
| Cobepa - Regio Invest Ontwik Maats | Belgique | 100,00 % | 100,00 % |
| Cobepa - SA Mosane | Belgique | 100,00 % | 100,00 % |
| Cobepa - Sté Financière et de Réalisation | Belgique | 100,00 % | 100,00 % |
| Cobepa - Tradexco SA | Belgique | 100,00 % | 100,00 % |
| Cobepa - Ulran | Luxembourg | 100,00 % | 100,00 % |
| Compagnie Bancaire Uk Fonds B | Royaume-Uni | 100,00 % | 100,00 % |
| Compagnie Belge de Participations Paribas - Cobepa | Belgique | 100,00 % | 100,00 % |
| Compagnie Financière Ottomane | Luxembourg | 96,51 % | 96,50 % |
| Paribas Management Services Ltd | Royaume-Uni | 100,00 % | 100,00 % |
| Paribas Trust Luxembourg | Luxembourg | 100,00 % | 100,00 % |
| Parritaye Pty Ltd | Australie | 100,00 % | 100,00 % |
| Placement, Gestion, Finance Holding — Plagefin | Luxembourg | 99,99 % | 99,99 % |
| Sagip | Belgique | 100,00 % | 100,00 % |

| SOCIÉTÉS CONSOLIDÉES PAR INTÉGRATION PROPORTIONNELLE | | % CONTRÔLE | % INTÉRÊT |
|---|---|---|---|
| **Entreprises financières** | | | |
| **SOCIÉTÉS FRANÇAISES** | | | |
| **Établissements financiers autres qu'établissements de crédit** | | | |
| Antarius | | 50,00 % | 50,00 % |
| **SOCIÉTÉS ÉTRANGÈRES** | | | |
| **Établissements de crédit** | | | |
| **Europe** | | | |
| BNP AK Dresdner Bank AS | Turquie | 30,00 % | 30,00 % |
| Findomestic | Italie | 50,00 % | 50,00 % |





| SOCIÉTÉS CONSOLIDÉES PAR INTÉGRATION GLOBALE | | % CONTRÔLE | % INTÉRÊT |
|---|---|---|---|
| **Entreprises non financières** | | | |
| **SOCIÉTÉS ÉTRANGÈRES** | | | |
| **Assurance** | | | |
| BNP de Réassurance au Luxembourg | Luxembourg | 100,00 % | 100,00 % |
| Cardif Assicurazioni SPA | Italie | 100,00 % | 100,00 % |
| Cardif Compania de Seguros de Vida | Argentine | 100,00 % | 100,00 % |
| Cardif do Brasil Seguros | Brésil | 100,00 % | 100,00 % |
| Cardif Leven | Belgique | 100,00 % | 100,00 % |
| Cardif Levensverzekeringen NV | Pays-Bas | 100,00 % | 100,00 % |
| Cardif Nederland Holding BV | Pays-Bas | 100,00 % | 100,00 % |
| Cardif Schadeverzekeringen NV | Pays-Bas | 100,00 % | 100,00 % |
| Compania de Seguros Generales | Chili | 100,00 % | 100,00 % |
| Compania Seguros de Vida | Chili | 100,00 % | 100,00 % |
| Cybele RE | Luxembourg | 100,00 % | 100,00 % |
| European Reinsurance Ltd | Guernesey | 97,62 % | 97,62 % |
| Investlife SA | Luxembourg | 100,00 % | 100,00 % |
| Luxpar-Ré | Luxembourg | 100,00 % | 100,00 % |
| Pinnacle Insurance | Royaume-Uni | 97,62 % | 97,62 % |
| Pinnacle Insurance Holdings | Royaume-Uni | 97,62 % | 97,62 % |
| Pinnacle Insurance Management Services | Royaume-Uni | 97,62 % | 97,62 % |
| **Immobilier** | | | |
| Arcol | Slovaquie | 100,00 % | 52,85 % |
| Belarcol | Belgique | 100,00 % | 52,85 % |
| Capucines BV | Pays-Bas | 100,00 % | 52,85 % |
| Cinéma de l'Esplanade | Belgique | 100,00 % | 52,85 % |
| Cinneo SRL | Italie | 85,00 % | 44,92 % |
| Coimbra | Belgique | 100,00 % | 52,85 % |
| Delcis Cr | République tchèque | 99,00 % | 52,32 % |
| Ejesur | Espagne | 100,00 % | 100,00 % |
| Foncière de Louvain-la-Neuve | Belgique | 100,00 % | 52,85 % |
| FMC | République tchèque | 75,00 % | 29,73 % |
| ICD SPA | Italie | 85,00 % | 44,92 % |
| Immobiliare Magnolia | Italie | 85,00 % | 44,92 % |
| Klecar Foncier España | Espagne | 100,00 % | 43,87 % |
| Klecar Foncier Iberica | Espagne | 100,00 % | 43,87 % |
| Klecar Italia SPA | Italie | 100,00 % | 43,87 % |
| Klecar Participations Italie | Italie | 83,00 % | 43,87 % |
| Klefin Italia SPA | Italie | 100,00 % | 52,85 % |
| Klelou SA | Portugal | 100,00 % | 52,85 % |
| Klenor | Portugal | 100,00 % | 52,85 % |
| Klépierre Athinon AE | Grèce | 100,00 % | 52,85 % |
| Klépierre NEA Efkarpia AE | Grèce | 100,00 % | 52,85 % |
| Klépierre Peribola Patras AE | Grèce | 100,00 % | 52,85 % |
| Klépierre Portugal SA SGPS | Portugal | 100,00 % | 52,85 % |
| Klétel | Portugal | 100,00 % | 52,85 % |
| KFM Macedonia (ex-SNC Macedonia) | Grèce | 100,00 % | 43,87 % |
| Novate SRL | Italie | 100,00 % | 52,85 % |
| Sogecaec | Portugal | 100,00 % | 39,64 % |
| Vignate | Italie | 85,00 % | 44,92 % |
| Vinaza | Espagne | 100,00 % | 52,85 % |
| Zobel Investment BV | Pays-Bas | 100,00 % | 52,85 % |
| **Autres activités** | | | |
| BNP Paribas Capital Investments Ltd | Royaume-Uni | 100,00 % | 100,00 % |
| BNP Paribas Fleet Holdings Ltd | Royaume-Uni | 100,00 % | 99,99 % |
| BNP Paribas International BV | Pays-Bas | 100,00 % | 100,00 % |
| BNP Paribas RCC Incorporation | États-Unis | 100,00 % | 100,00 % |
| BNP Paribas Services | Suisse | 100,00 % | 99,99 % |
| Cetelem America | Brésil | 100,00 % | 100,00 % |
| Cobepa – Amparzo | Pays-Bas | 100,00 % | 100,00 % |
| Cobepa – Cippar | Belgique | 100,00 % | 100,00 % |
| Cobepa – Clairville | Belgique | 100,00 % | 100,00 % |

## Note 2 (suite)
PÉRIMÈTRE DE CONSOLIDATION



| SOCIÉTÉS CONSOLIDÉES PAR INTÉGRATION GLOBALE | % CONTRÔLE | % INTÉRÊT |
|---|---|---|
| **Entreprises non financières** | | |
| **SOCIÉTÉS FRANÇAISES** | | |
| **Immobilier (suite)** | | |
| SNC Foncière Saint-Germain | 100,00 % | 52,85 % |
| SNC Galae | 100,00 % | 46,11 % |
| SNC Général Leclerc 11-11 bis Levallois | 100,00 % | 52,85 % |
| SNC Jardins des Princes | 100,00 % | 52,85 % |
| SNC KC1 | 100,00 % | 43,87 % |
| SNC KC2 | 100,00 % | 43,87 % |
| SNC KC3 | 100,00 % | 43,87 % |
| SNC KC4 | 100,00 % | 43,87 % |
| SNC KC5 | 100,00 % | 43,87 % |
| SNC KC6 | 100,00 % | 43,87 % |
| SNC KC7 | 100,00 % | 43,87 % |
| SNC KC8 | 100,00 % | 43,87 % |
| SNC KC9 | 100,00 % | 43,87 % |
| SNC KC10 | 100,00 % | 43,87 % |
| SNC KC11 | 100,00 % | 43,87 % |
| SNC KC12 | 100,00 % | 43,87 % |
| SNC KC20 | 100,00 % | 43,87 % |
| SNC Kléber La Pérouse | 100,00 % | 52,85 % |
| SNC Klecar France | 83,00 % | 43,87 % |
| SNC Barjac Victor (ex-SNC Le Barjac) | 100,00 % | 52,85 % |
| SNC Maille Nord | 100,00 % | 52,85 % |
| SNC Soccendre | 100,00 % | 39,77 % |
| SNC Sodevac | 100,00 % | 52,85 % |
| **Assurance** | | |
| BNP Paribas Assurance | 100,00 % | 100,00 % |
| Cardif RD [(1)] | 100,00 % | 100,00 % |
| Cardif SA [(1)] | 100,00 % | 100,00 % |
| Cardif Sté Vie [(1)] | 100,00 % | 100,00 % |
| GIE Helios | 75,90 % | 67,90 % |
| Natiovie [(1)] | 100,00 % | 100,00 % |
| **Autres activités** | | |
| Antin Participation 4 [(1)] | 100,00 % | 100,00 % |
| Antin Participation 5 [(1)] | 100,00 % | 100,00 % |
| Antin Participation 7 [(1)] | 95,50 % | 95,50 % |
| Antin Participation 13 | 99,99 % | 95,49 % |
| Antin Vendôme | 96,77 % | 96,77 % |
| Bincofi [(1)] | 100,00 % | 100,00 % |
| BNP Paribas BDDI Participations [(1)] | 100,00 % | 100,00 % |
| BNP Paribas Stratégies Actions [(1)] | 100,00 % | 100,00 % |
| Capefi [(1)] | 100,00 % | 100,00 % |
| Catesienne de Participation [(1)] | 100,00 % | 100,00 % |
| Compagnie Auxiliaire d'Entreprises et de Chemins de Fer [(1)] | 99,99 % | 99,99 % |
| Compagnie d'Entreprise Industrielle et Commerciale [(1)] | 99,20 % | 99,20 % |
| Compagnie Immobilière de France [(1)] | 100,00 % | 100,00 % |
| Foncière de la Compagnie Bancaire [(1)] | 100,00 % | 100,00 % |
| Immobilier Marché Saint-Honoré [(1)] | 100,00 % | 100,00 % |
| Kle 65 [(1)] | 100,00 % | 100,00 % |
| Kle 66 [(1)] | 100,00 % | 100,00 % |
| Norbail Location [(1)] | 100,00 % | 99,96 % |
| Omnium Gestion Développement Immobilier [(1)] | 100,00 % | 100,00 % |
| Paribas International [(1)] | 100,00 % | 100,00 % |
| Quatch [(1)] | 99,96 % | 99,96 % |
| Sagal [(1)] | 100,00 % | 100,00 % |
| SAS 5 Kléber [(1)] | 100,00 % | 100,00 % |
| Sinvim [(1)] | 100,00 % | 100,00 % |
| Société Centrale d'Investissement [(1)] | 100,00 % | 100,00 % |

*(1) Société membre du groupe fiscal constitué autour de BNP Paribas SA au 1er janvier 2003.*





| SOCIÉTÉS CONSOLIDÉES PAR INTÉGRATION GLOBALE | % CONTRÔLE | % INTÉRÊT |
|---|---|---|
| **Entreprises non financières** | | |
| **SOCIÉTÉS FRANÇAISES** | | |
| **Immobilier (suite)** | | |
| Immobilière des Bergues [1] | 100,00 % | 100,00 % |
| Klépierre Services | 100,00 % | 46,37 % |
| Meunier Promotion (groupe) [1] | 100,00 % | 100,00 % |
| SA Klépierre | 53,07 % | 52,85 % |
| SAS 192 avenue Charles-de-Gaulle | 100,00 % | 52,85 % |
| SAS 21 Kléber | 100,00 % | 52,85 % |
| SAS 21 La Pérouse | 100,00 % | 52,85 % |
| SAS 23 avenue de Marignan (ex-Société du 23 avenue de Marignan) | 99,99 % | 52,85 % |
| SAS 43 Grenelle | 100,00 % | 52,85 % |
| SAS 43 Kléber | 100,00 % | 52,85 % |
| SAS 46 Notre-Dame des Victoires | 100,00 % | 52,85 % |
| SAS 5 Turin | 100,00 % | 52,85 % |
| SAS Baudot Massy | 100,00 % | 52,85 % |
| SAS Brescia | 100,00 % | 52,85 % |
| SAS Cande | 100,00 % | 52,84 % |
| SAS Cecoville | 100,00 % | 52,85 % |
| SAS Centre Jaude Clermont | 99,99 % | 52,84 % |
| SAS Concorde Puteaux | 100,00 % | 52,85 % |
| SAS Doumer Caen | 99,96 % | 52,83 % |
| SAS Espace Dumont d'Urville | 100,00 % | 52,85 % |
| SAS Espace Kléber | 100,00 % | 52,85 % |
| SAS Flandre | 100,00 % | 52,85 % |
| SAS Issy Desmoulins | 100,00 % | 52,85 % |
| SAS Kléber Levallois | 100,00 % | 52,85 % |
| SAS Klecar Europe Sud | 83,00 % | 43,87 % |
| SAS Klefinances [1] | 100,00 % | 100,00 % |
| SAS Klégestion | 100,00 % | 52,85 % |
| SAS Klémurs | 100,00 % | 52,85 % |
| SAS Klépierre Conseil | 100,00 % | 52,85 % |
| SAS Klépierre Finance | 100,00 % | 52,85 % |
| SAS Klépierre Transactions | 100,00 % | 52,85 % |
| SAS Le Havre Capelet | 100,00 % | 52,85 % |
| SAS Le Havre Tourneville | 100,00 % | 52,85 % |
| SAS Leblanc Paris 15 | 100,00 % | 52,85 % |
| SAS Louis David (ex-SA Centrale Immobilière) | 100,00 % | 52,85 % |
| SAS LP7 | 100,00 % | 52,85 % |
| SAS Marseille le Merlan | 100,00 % | 52,85 % |
| SAS Melun Saints-Pères | 99,98 % | 52,84 % |
| SAS Odysseum Place de France | 70,00 % | 36,99 % |
| SAS Oise Cergy | 50,00 % | 26,42 % |
| SAS Opale | 100,00 % | 52,85 % |
| SAS Poitiers Aliénor | 100,00 % | 52,85 % |
| SAS Saint-André Pey Berland | 100,00 % | 52,85 % |
| SAS Secmarne | 61,67 % | 32,59 % |
| SAS Segecar | 100,00 % | 39,64 % |
| SAS Ségécé | 74,99 % | 39,64 % |
| SAS Ségécé Loisirs Transactions | 95,20 % | 37,73 % |
| SAS Socoseine | 100,00 % | 49,55 % |
| SAS Strasbourg La Vigie | 99,85 % | 52,77 % |
| SAS Suffren Paris 15 | 100,00 % | 52,85 % |
| SAS Tours Nationale | 100,00 % | 52,85 % |
| SC Centre Bourse | 100,00 % | 52,85 % |
| SC Solorec | 88,76 % | 46,91 % |
| SCI 8 Rue du Sentier | 100,00 % | 52,85 % |
| SCI Secovalde | 40,00 % | 21,14 % |
| SCI Square Chaptal Alun (ex-SCI Square Chaptal 2) | 100,00 % | 52,85 % |
| SCI Tour Marcel Brot | 100,00 % | 52,85 % |
| Setic [1] | 100,00 % | 100,00 % |
| SGM H1 | 100,00 % | 52,85 % |
| SGS H3 | 100,00 % | 52,85 % |
| SNC CB Pierre | 99,00 % | 52,85 % |



| SOCIÉTÉS CONSOLIDÉES PAR INTÉGRATION GLOBALE | | % CONTRÔLE | % INTÉRÊT |
|---|---|---|---|

## Entreprises financières

## SOCIÉTÉS ÉTRANGÈRES

### Établissements financiers autres qu'établissements de crédit (suite)

**Asie – Océanie**

| | | | |
|---|---|---|---|
| BNP Equities Asia Ltd | Malaisie | 100,00 % | 100,00 % |
| BNP Paribas Arbitrage (Hong Kong) Ltd | Hong Kong | 100,00 % | 100,00 % |
| BNP Paribas Asia Equities Ltd | Hong Kong | 100,00 % | 100,00 % |
| BNP Paribas Equities (Hong Kong) Ltd | Hong Kong | 100,00 % | 100,00 % |
| BNP Paribas Equities Group (Australia) Ltd | Australie | 100,00 % | 100,00 % |
| BNP Paribas Finance (Hong Kong) Ltd | Hong Kong | 100,00 % | 100,00 % |
| BNP Paribas Futures (Hong Kong) Ltd | Hong Kong | 100,00 % | 100,00 % |
| BNP Paribas New Zealand Ltd | Nouvelle-Zélande | 100,00 % | 100,00 % |
| BNP Paribas Pacific (Australia) Ltd | Australie | 100,00 % | 100,00 % |
| BNP Paribas Peregrine Capital Ltd | Hong Kong | 100,00 % | 100,00 % |
| BNP Paribas Peregrine Investments Ltd | Hong Kong | 100,00 % | 100,00 % |
| BNP Paribas Peregrine Ltd | Malaisie | 100,00 % | 100,00 % |
| BNP Paribas Peregrine Securities (Thaïlande) Ltd | Thaïlande | 100,00 % | 100,00 % |
| BNP Paribas Peregrine Securities Korea Company Ltd | Corée du Sud | 100,00 % | 100,00 % |
| BNP Paribas Peregrine Securities Ltd | Hong Kong | 100,00 % | 100,00 % |
| BNP Paribas Peregrine Securities Pte Ltd | Singapour | 100,00 % | 100,00 % |
| BNP Paribas Securities (Australia) Ltd | Australie | 100,00 % | 100,00 % |
| BNP Paribas Securities Ltd | Hong Kong | 100,00 % | 100,00 % |
| Cogent Investment Operations Pty Australie | Australie | 100,00 % | 100,00 % |
| Henaross Pty Ltd | Australie | 100,00 % | 100,00 % |
| PT BNP Lippo Utama Leasing | Indonésie | 100,00 % | 100,00 % |

### Autres entreprises à caractère financier

| | | | |
|---|---|---|---|
| Bergues Finance Holding | Bahamas | 100,00 % | 99,99 % |
| BNP Paribas Arbitrage Issuance BV | Pays-Bas | 100,00 % | 100,00 % |
| BNP Paribas Emissions und Handelsgesellschaft GmbH | Allemagne | 100,00 % | 100,00 % |
| BNP Paribas Fixed Assets Ltd | Royaume-Uni | 100,00 % | 100,00 % |
| BNP Paribas UK Treasury Ltd | Royaume-Uni | 100,00 % | 100,00 % |
| BNP Paribas US Medium Term Notes Program LLC | États-Unis | 100,00 % | 100,00 % |
| BNP Paribas US Structured Medium Term LLC | États-Unis | 100,00 % | 100,00 % |
| Claas Leasing GmbH | Allemagne | 100,00 % | 89,96 % |
| Crisps Ltd | Iles Cayman | 100,00 % | 100,00 % |
| Dealremote Ltd | Royaume-Uni | 100,00 % | 100,00 % |
| Epimetheus Investments Ltd | Iles Cayman | 92,50 % | 92,50 % |
| Fidex PLC (ex-Fidex Holding Ltd) | Royaume-Uni | 100,00 % | 0,00 % |
| Forsete Investments SA | Luxembourg | 100,00 % | 0,00 % |
| Global Guaranteed Cliquet Investment | Iles Cayman | 95,00 % | 95,00 % |
| Global Hedged Equity Investment Ltd | Iles Cayman | 95,00 % | 95,00 % |
| Joconde SA | Luxembourg | 100,00 % | 0,00 % |
| Mexita Ltd N° 2 | Iles Cayman | 90,00 % | 90,00 % |
| Mexita Ltd N° 3 | Iles Cayman | 90,00 % | 90,00 % |
| Mexita Ltd N° 4 | Iles Cayman | 90,00 % | 90,00 % |
| Mistral Investments SA | Luxembourg | 100,00 % | 0,00 % |
| Sirocco Investments SA | Luxembourg | 100,00 % | 0,00 % |
| Tender Option Bond Municipal Program SPV | États-Unis | 100,00 % | 100,00 % |

## Entreprises non financières

## SOCIÉTÉS FRANÇAISES

### Immobilier

| | | | |
|---|---|---|---|
| BNP Paribas Immobilier [1] | | 100,00 % | 100,00 % |
| BNP Paribas Participations Finance Immobilier [1] | | 100,00 % | 100,00 % |
| Great Central Railway land SA [1] | | 99,99 % | 99,99 % |

*[1] Société membre du groupe fiscal constitué autour de BNP Paribas SA au 1er janvier 2003.*





| SOCIÉTÉS CONSOLIDÉES PAR INTÉGRATION GLOBALE | | % CONTRÔLE | % INTÉRÊT |
|---|---|---|---|
| **Entreprises financières** | | | |
| **SOCIÉTÉS ÉTRANGÈRES** | | | |
| ***Établissements financiers autres qu'établissements de crédit (suite)*** | | | |
| **Europe (suite)** | | | |
| BNP Paribas Asset Management Luxembourg (ex-Parvest Investment Management SA) | Luxembourg | 99,66 % | 99,66 % |
| BNP Paribas Asset Management SGR Milan SPA | Italie | 100,00 % | 100,00 % |
| BNP Paribas Asset Management UK Ltd | Royaume-Uni | 100,00 % | 100,00 % |
| BNP Paribas Capital Markets Group Ltd | Royaume-Uni | 100,00 % | 100,00 % |
| BNP Paribas Commodity Futures Ltd | Royaume-Uni | 100,00 % | 100,00 % |
| BNP Paribas Equities Italie SIM (ex-Pasfin SIM Milan) | Italie | 100,00 % | 100,00 % |
| BNP Paribas E & B Ltd | Royaume-Uni | 100,00 % | 100,00 % |
| BNP Paribas Finanzaria SPA | Italie | 100,00 % | 100,00 % |
| BNP Paribas Fund Services | Luxembourg | 100,00 % | 100,00 % |
| BNP Paribas Fund Services Holdings (ex-BNP Paribas Securities Services Holdings Company Ltd) | Royaume-Uni | 100,00 % | 100,00 % |
| BNP Paribas Fund Services UK Ltd (ex-Cogent Investment Operations Ltd) | Royaume-Uni | 100,00 % | 100,00 % |
| BNP Paribas Lease Group PLC (groupe) | Royaume-Uni | 100,00 % | 99,96 % |
| BNP Paribas Lease Group SA Belgium | Belgique | 100,00 % | 99,94 % |
| BNP Paribas Lease Group SA EFC | Espagne | 100,00 % | 99,96 % |
| BNP Paribas Lease Group SPA | Italie | 100,00 % | 99,96 % |
| BNP Paribas Leasing GmbH | Allemagne | 100,00 % | 99,96 % |
| BNP Paribas Lease Group Holding SPA (ex-BNP Paribas Leasing SPA) | Italie | 100,00 % | 99,96 % |
| BNP Paribas UK Holding Ltd | Royaume-Uni | 100,00 % | 100,00 % |
| BNP Paribas UK Holdings Ltd | Royaume-Uni | 100,00 % | 100,00 % |
| BNP Paribas UK Ltd | Royaume-Uni | 100,00 % | 100,00 % |
| Cetelem CR | République tchèque | 100,00 % | 100,00 % |
| Cogent Investment Operations Irland Ltd | Irlande | 100,00 % | 100,00 % |
| Compagnie Bancaire Uk Fonds C | Royaume-Uni | 100,00 % | 100,00 % |
| Consors International Holding GmbH | Allemagne | 100,00 % | 100,00 % |
| Eurocredito | Espagne | 100,00 % | 100,00 % |
| Filip Partnership | Royaume-Uni | 100,00 % | 100,00 % |
| Fimestic Expansion SA | Espagne | 100,00 % | 100,00 % |
| Leasing Handels und Service AG | Suisse | 100,00 % | 99,99 % |
| Sifida | Luxembourg | 72,32 % | 58,37 % |
| Société Financière pour les pays d'Outre-Mer – Sfom | Suisse | 100,00 % | 100,00 % |
| **Amériques** | | | |
| BNP Paribas Asset Management Incorporated – PNA | États-Unis | 100,00 % | 100,00 % |
| BNP Paribas Brokerage Services Incorporated | États-Unis | 100,00 % | 100,00 % |
| BNP Paribas Capital Trust LLC 1 | États-Unis | 100,00 % | 0,00 % |
| BNP Paribas Capital Trust LLC 2 | États-Unis | 100,00 % | 0,00 % |
| BNP Paribas Capital Trust LLC 3 | États-Unis | 100,00 % | 0,00 % |
| BNP Paribas Capital Trust LLC 4 | États-Unis | 100,00 % | 0,00 % |
| BNP Paribas Capital Trust LLC 5 | États-Unis | 100,00 % | 0,00 % |
| BNP Paribas Capital Trust LLC 6 | États-Unis | 100,00 % | 0,00 % |
| BNP Paribas Capstar Partners Inc. – PNA | États-Unis | 100,00 % | 100,00 % |
| BNP Paribas Commodities Futures Incorporated – PNA | États-Unis | 100,00 % | 100,00 % |
| BNP Paribas Investment Services LLC | États-Unis | 100,00 % | 100,00 % |
| BNP Paribas Securities Corporation – PNA | États-Unis | 100,00 % | 100,00 % |
| BNP US Funding LLC | États-Unis | 100,00 % | 100,00 % |
| Capstar Partners LLC | États-Unis | 75,00 % | 75,00 % |
| Cooper Neff Advisors Incorporated | États-Unis | 100,00 % | 100,00 % |
| Cooper Neff Group | États-Unis | 100,00 % | 100,00 % |
| French American Banking Corporation — FABC – PNA | États-Unis | 100,00 % | 100,00 % |
| Petits Champs Participaçoes e Serviços SA | Brésil | 100,00 % | 100,00 % |



# Note 2 (suite)

## PÉRIMÈTRE DE CONSOLIDATION

| SOCIÉTÉS CONSOLIDÉES PAR INTÉGRATION GLOBALE | | % CONTRÔLE | % INTÉRÊT |
|---|---|---|---|
| **Entreprises financières** | | | |
| **SOCIÉTÉS ÉTRANGÈRES** | | | |
| **Établissements de crédit (suite)** | | | |
| **Europe (suite)** | | | |
| Isis Factor SPA | Italie | 100,00 % | 100,00 % |
| Magyar Cetelem | Hongrie | 100,00 % | 100,00 % |
| UCB Group Ltd | Royaume-Uni | 100,00 % | 100,00 % |
| Union de Creditos Immobiliarios – UCI | Espagne | 50,00 % | 49,97 % |
| United European Bank Switzerland | Suisse | 100,00 % | 99,99 % |
| **Amériques** | | | |
| Banco Cetelem Argentine | Argentine | 60,00 % | 60,00 % |
| BancWest Corporation (groupe) | États-Unis | 100,00 % | 100,00 % |
| BNP Andes | Pérou | 100,00 % | 100,00 % |
| BNP Leasing Dallas Corporation | États-Unis | 100,00 % | 100,00 % |
| BNP Paribas Brasil SA | Brésil | 100,00 % | 100,00 % |
| BNP Paribas Canada | Canada | 100,00 % | 100,00 % |
| BNP Paribas North America Incorporated — PNA | États-Unis | 100,00 % | 100,00 % |
| Paribas Finance Incorporated | États-Unis | 100,00 % | 100,00 % |
| Paribas North America | États-Unis | 100,00 % | 100,00 % |
| Paribas Principal Incorporated | États-Unis | 100,00 % | 100,00 % |
| **Asie-Océanie** | | | |
| BNP Paribas (China) Limited (ex-International Bank of Paris and Shangai) | République populaire de Chine | 100,00 % | 100,00 % |
| BNP Paribas Peregrine Services Ltd | Hong Kong | 100,00 % | 100,00 % |
| BNP Paribas Peregrine (Singapour) Ltd | Singapour | 100,00 % | 100,00 % |
| Cetelem Thaïlande | Thaïlande | 100,00 % | 100,00 % |
| PT Bank BNP Paribas Indonésia | Indonésie | 100,00 % | 99,99 % |
| **Afrique** | | | |
| Banque Internationale Commerce et Industrie Burkina Faso | Burkina Faso | 51,00 % | 46,84 % |
| Banque Internationale Commerce et Industrie Côte d'Ivoire | Côte d'Ivoire | 60,29 % | 58,96 % |
| Banque Internationale Commerce et Industrie Gabon | Gabon | 46,66 % | 46,66 % |
| Banque Internationale Commerce et Industrie Sénégal | Sénégal | 54,11 % | 52,40 % |
| Banque Malgache de l'Océan Indien | Madagascar | 75,00 % | 75,00 % |
| Banque Marocaine du Commerce et de l'Industrie | Maroc | 53,16 % | 53,16 % |
| Banque Marocaine du Commerce et de l'Industrie Leasing | Maroc | 72,03 % | 38,29 % |
| Banque Marocaine du Commerce et de l'Industrie Offshore | Maroc | 100,00 % | 53,16 % |
| Banque pour le Commerce et l'Industrie de la Mer Rouge | Djibouti | 51,00 % | 51,00 % |
| BNP Paribas Le Caire | Égypte | 86,81 % | 86,81 % |
| Union Bancaire pour le Commerce et l'Industrie | Tunisie | 50,00 % | 50,00 % |
| Union Tunisienne de Leasing | Tunisie | 53,86 % | 26,93 % |
| **Établissements financiers autres qu'établissements de crédit** | | | |
| **Europe** | | | |
| All In One Allemagne | Allemagne | 100,00 % | 99,96 % |
| Arval Belgium | Belgique | 100,00 % | 99,99 % |
| Arval Ltd | Royaume-Uni | 100,00 % | 99,99 % |
| Arval Luxembourg | Luxembourg | 100,00 % | 99,99 % |
| Arval Nederland | Pays-Bas | 100,00 % | 99,99 % |
| Arval PHH Deutschland GmbH | Allemagne | 100,00 % | 99,99 % |
| Arval PHH Holdings Ltd (groupe) | Royaume-Uni | 100,00 % | 99,99 % |
| Arval PHH Holdings UK Ltd | Royaume-Uni | 100,00 % | 99,99 % |
| Arval Polska | Pologne | 100,00 % | 99,99 % |
| Arval Portugal | Portugal | 100,00 % | 99,99 % |
| Arval Service Lease Espagne | Espagne | 99,98 % | 99,97 % |
| Arval Service Lease Italia | Italie | 70,00 % | 65,07 % |
| BNP Ireland Ltd | Irlande | 100,00 % | 100,00 % |





| SOCIÉTÉS CONSOLIDÉES PAR INTÉGRATION GLOBALE | | % CONTRÔLE | % INTÉRÊT |
|---|---|---|---|

## Entreprises financières

### SOCIÉTÉS FRANÇAISES

#### Établissements financiers autres qu'établissements de crédit (suite)

| | % contrôle | % intérêt |
|---|---|---|
| BNP Paribas Asset Management Group [1] | 100,00 % | 100,00 % |
| BNP Paribas Développement | 100,00 % | 100,00 % |
| BNP Paribas Épargne Entreprise Gestion (ex-BNP Gestion Épargne Salariale) [1] | 100,00 % | 100,00 % |
| BNP Paribas Equities France [1] | 99,96 % | 99,96 % |
| BNP Paribas Equity Strategies France [1] | 100,00 % | 100,00 % |
| BNP Paribas Gestion Épargne Salariale [1] | 100,00 % | 100,00 % |
| BNP Paribas Securities Services International Holding SA [1] | 100,00 % | 100,00 % |
| Capstar Partners SAS | 80,00 % | 80,00 % |
| Cardif Asset Management [1] | 100,00 % | 100,00 % |
| Compagnie d'Investissements de Paris – CIP | 100,00 % | 100,00 % |
| Conseil Investissement [1] | 100,00 % | 100,00 % |
| Cortal Fund Management [1] | 100,00 % | 100,00 % |
| Financière BNP Paribas [1] | 100,00 % | 100,00 % |
| Gestion et Location [1] | 99,99 % | 99,99 % |
| Jovacienne de Participations [1] | 100,00 % | 100,00 % |
| SCAU (ex-Société de Courtage et d'Assurance Universel) [1] | 100,00 % | 99,96 % |
| Société de Renseignements Contentieux Développement – Soreco [1] | 99,92 % | 99,92 % |
| Société Française Auxiliaire – SFA [1] | 100,00 % | 100,00 % |
| Truck Management Artegy [1] | 100,00 % | 99,99 % |

#### Autres entreprises à caractère financier

| | % contrôle | % intérêt |
|---|---|---|
| Aprolis Finance | 51,00 % | 50,98 % |
| Cofiparc [1] | 100,00 % | 99,99 % |
| FCC Domos 2003 | 100,00 % | 100,00 % |
| Nhg Guyomarc'h [1] | 100,00 % | 100,00 % |
| SA Leval 3 [1] | 100,00 % | 100,00 % |
| Singapore Emma Finance 1 SAS [1] | 100,00 % | 100,00 % |
| Socappa [1] | 99,93 % | 99,89 % |

### SOCIÉTÉS ÉTRANGÈRES

#### Établissements de crédit

**Europe**

| | Pays | % contrôle | % intérêt |
|---|---|---|---|
| Banca UCB SPA | Italie | 100,00 % | 99,96 % |
| Banco Cetelem Portugal (ex-Cetelem SFAC) | Portugal | 100,00 % | 100,00 % |
| Banco Cetelem SA (ex-Banco Fimestic SA) | Espagne | 100,00 % | 100,00 % |
| BNP Capital Finance Ltd | Irlande | 100,00 % | 100,00 % |
| BNP Factor | Portugal | 100,00 % | 100,00 % |
| BNP Paribas (Bulgaria) AD | Bulgarie | 80,00 % | 80,00 % |
| BNP Paribas Bank (Hungaria) RT | Hongrie | 100,00 % | 100,00 % |
| BNP Paribas Bank (Polska) SA | Pologne | 100,00 % | 100,00 % |
| BNP Paribas Bank NV | Pays-Bas | 100,00 % | 100,00 % |
| BNP Paribas Cyprus Ltd | Chypre | 100,00 % | 100,00 % |
| BNP Paribas España SA | Espagne | 99,48 % | 99,48 % |
| BNP Paribas Finance PLC | Royaume-Uni | 100,00 % | 100,00 % |
| BNP Paribas Guernesey Ltd | Guernesey | 100,00 % | 99,99 % |
| BNP Paribas Luxembourg SA | Luxembourg | 100,00 % | 100,00 % |
| BNP Paribas Net Ltd | Royaume-Uni | 100,00 % | 100,00 % |
| BNP Paribas Private Bank Switzerland | Suisse | 100,00 % | 99,99 % |
| BNP Paribas Suisse SA | Suisse | 99,99 % | 99,99 % |
| BNP Paribas ZAO | Russie | 100,00 % | 100,00 % |
| Cetelem Bank GmbH | Allemagne | 70,00 % | 70,00 % |
| Cetelem Belgium | Belgique | 100,00 % | 100,00 % |
| Cetelem Benelux BV | Pays-Bas | 100,00 % | 100,00 % |
| CNH Capital Europe Ltd | Royaume-Uni | 100,00 % | 50,08 % |
| Cortal Bank Luxembourg | Luxembourg | 100,00 % | 100,00 % |
| Evergo Finanzaria | Italie | 100,00 % | 99,96 % |

(1) Société membre du groupe fiscal constitué autour de BNP Paribas SA au 1er janvier 2003.



| SOCIÉTÉS CONSOLIDÉES PAR INTÉGRATION GLOBALE | % CONTRÔLE | % INTÉRÊT |
|---|---|---|
| **Entreprises financières** | | |
| **SOCIÉTÉS FRANÇAISES** | | |
| **Établissements de crédit** | | |
| Antin Bail [1] | 100,00 % | 100,00 % |
| Banque de Bretagne [1] | 100,00 % | 100,00 % |
| Banque Financière Cardif [1] | 100,00 % | 100,00 % |
| BNP Intercontinentale -BNPI [1] | 100,00 % | 100,00 % |
| BNP Paribas Emergis [1] | 100,00 % | 100,00 % |
| BNP Paribas Factor [1] | 100,00 % | 100,00 % |
| BNP Paribas Guadeloupe [1] | 100,00 % | 100,00 % |
| BNP Paribas Guyane [1] | 100,00 % | 100,00 % |
| BNP Paribas Lease Group [1] | 99,96 % | 99,96 % |
| BNP Paribas Martinique [1] | 100,00 % | 100,00 % |
| BNP Paribas Nouvelle-Calédonie | 100,00 % | 100,00 % |
| BNP Paribas Private Bank [1] | 100,00 % | 100,00 % |
| BNP Paribas Private Bank Monaco | 100,00 % | 99,99 % |
| BNP Paribas Réunion [1] | 100,00 % | 100,00 % |
| BNP Paribas Securities Services — BP2S [1] | 100,00 % | 100,00 % |
| Cetelem [1] | 100,00 % | 100,00 % |
| Claas Financial Services | 90,00 % | 89,96 % |
| CNH Capital Europe | 50,10 % | 50,08 % |
| Cofica Bail [1] | 100,00 % | 100,00 % |
| Compagnie Médicale de financement de Voitures et matériels — CMV Médiforce [1] | 100,00 % | 100,00 % |
| Cortal Consors France [1] — (ex-Banque Cortal) | 100,00 % | 100,00 % |
| Crédial [1] | 100,00 % | 100,00 % |
| Crédit Moderne Antilles | 100,00 % | 100,00 % |
| Crédit Moderne Guyane | 99,99 % | 99,99 % |
| Crédit Moderne Océan Indien | 97,81 % | 97,81 % |
| Facet | 90,00 % | 90,00 % |
| Fidem | 51,00 % | 51,00 % |
| Finance et Gestion SA | 70,00 % | 69,97 % |
| Financière Marché Saint-Honoré [1] | 100,00 % | 100,00 % |
| Loisirs Finance | 51,00 % | 51,00 % |
| Natiobail | 95,14 % | 91,37 % |
| Natiocrédibail | 100,00 % | 99,96 % |
| Natiocrédimurs [1] | 100,00 % | 99,96 % |
| Natioénergie | 100,00 % | 99,96 % |
| Norbail SNC [1] | 100,00 % | 99,96 % |
| Paribas Dérivés Garantis SNC [1] | 100,00 % | 100,00 % |
| Paricomi | 100,00 % | 99,93 % |
| Parilease [1] | 100,00 % | 100,00 % |
| Same Deutz-Fahr Finance | 99,97 % | 99,93 % |
| SAS Prêts et Services | 100,00 % | 99,93 % |
| Services et Prêts immobiliers [1] | 100,00 % | 99,93 % |
| UCB [1] | 99,93 % | 99,93 % |
| UCB Bail [1] | 100,00 % | 99,93 % |
| UCB Entreprises [1] | 100,00 % | 99,93 % |
| UCB Locabail immobilier | 100,00 % | 99,93 % |
| **Établissements financiers autres qu'établissements de crédit** | | |
| Arius Finance [1] | 100,00 % | 99,99 % |
| Arius SA [1] | 100,00 % | 99,99 % |
| Arval ECL SAS [1] | 100,00 % | 99,99 % |
| Arval PHH Holding SAS [1] | 100,00 % | 99,99 % |
| Arval Service Lease [1] | 100,00 % | 99,99 % |
| B*Capital [1] | 100,00 % | 100,00 % |
| Banexi Société de Capital-Risque Bancaire | 99,99 % | 99,99 % |
| BNP Paribas Arbitrage [1] | 100,00 % | 100,00 % |
| BNP Paribas Asset Management [1] | 100,00 % | 100,00 % |

*[1] Société membre du groupe fiscal constitué autour de BNP Paribas SA au 1er janvier 2003.*





# En 2003

## ENTRÉES AU SEIN DU PÉRIMÈTRE DE CONSOLIDATION

| | Entités consolidées par intégration globale | Entités consolidées par intégration proportionnelle | Entités mises en équivalence |
|---|---|---|---|
| Acquisitions | Filiales Klépierre : Cinéma de l'Esplanade (Belgique), Coimbra (Belgique), Delcis SR (République tchèque), Klenor et Kletel (Portugal), Klepierre Athinon AE (Grèce), Klépierre NEA Efkarpia (Grèce), Klépierre Peribola Patras AE (Grèce), SAS Marseille le Merlan, SGM H1, SGS H3, SNC KC20, Vinaza (Espagne), Vignate (Italie) | Filiales Klépierre : Gondomar SGS (Portugal), Gondomar SGM (Portugal) | - |
| Franchissement des seuils de consolidation | BNP Paribas Arbitrage Issuance BV (Pays-Bas), BNP Paribas Assurance, BNP Paribas Emissions und Handelsgesellschaft (Allemagne), BNP Paribas Fixed Assets Ltd (Royaume-Uni), BNP Paribas Capital Trust LLC 6 (États-Unis), BNP Paribas Peregrine Securities Korea Company Ltd, BNP Paribas US Medium Term Notes Program LLC (États-Unis), BNP Paribas RCC Incorporation (États-Unis), BNP Paribas US Structured Medium Term LLC (États-Unis), BNP Paribas ZAO (Russie), Crisps Ltd (Iles Cayman), Dealremote Ltd (Royaume-Uni), Epimetheus Investments Ltd (Iles Cayman), Eurocredito (Espagne), Forsete Investments SA (Luxembourg), FCC Domos 2003, Global Guaranteed Cliquet Investment Ltd (Iles Cayman), Global Hedged Equity Investment Ltd (Iles Cayman), Isis Factor Spa (Italie), Joconde SA (Luxembourg), Mexita Ltd n° 2 (Iles Cayman), Mexita Ltd n° 3 (Iles Cayman), Mexita Ltd n° 4 (Iles Cayman), Mistral Investment SA (Luxembourg), SAS Prêts et Services, Singapore Emma Finance 1 SAS, Sirocco Investment SA (Luxembourg), Tender Option Bond Municipal Program SPV (États-Unis), Filiales Klépierre : Foncière de Louvain-la-Neuve (Belgique), SCI Tour Marcel Brot, SNC Sodevac, Sogecaec (Portugal) | | Caisse d'Épargne Financement CEFI, Cetelem Brésil |

## SORTIES DU PÉRIMÈTRE DE CONSOLIDATION

| | Entités précédemment consolidées par intégration globale | Entités précédemment consolidées par intégration proportionnelle | Entités précédemment mises en équivalence |
|---|---|---|---|
| Cessions | BNP Finans a/s Norge (Norvège), Filiale Cobepa : Coparin (Luxembourg), Filiale Klépierre : SAS Center Villepinte | - | Commercial Bank of Namibia Ltd CBON |
| Fusions-absorptions | BNP Paribas Asset Management Institutionnels (fusionnée avec BNP Paribas Asset Management Group), BNP Private Bank & Trust Cie Bahamas Ltd (fusionnée avec United European Bank Trust Nassau), BNP Paribas Fund Administration (Luxembourg) (fusionnée avec Parvest Investment Management SA), Codexi (fusionnée avec Banexi Société Capital Risque), Paribas Santé International BV (fusionnée avec Paribas International BV), Safadeco SA et Safadeco SP (fusionnées avec BNP Paribas SA), UFB Factoring Italia (fusionnée avec BNP Paribas Lease Group Holding Spa), UFB Italia Spa (fusionnée avec BNP Paribas Lease Group Holding Spa), Banexi Communication, Opatra, Ottofrance International, Parfici, Paribas Santé, Société Générale Commerciale et Financière (fusionnées avec Société Centrale d'Investissement), Filiales Klépierre : SAS Klébureaux, SAS Daumesnil Reuilly et SAS Klécentres (fusionnées avec SA Klépierre), Filiales Cobepa : Group T SA (Belgique) (fusionnée avec Sté Financière & de Réalisation), Libenel BV (fusionnée avec Paribas International BV) | | Cogent Investment Operations Luxembourg SA (fusionnée avec BNP Paribas Fund Services), Consors Discount Broker AG (fusionnée avec la succursale en Allemagne de Cortal Consors France, ex-Banque Cortal), Consors France (fusionnée avec Cortal Consors France, ex-Banque Cortal) |
| Application des seuils de consolidation ou cessation d'activité | August Holdings Ltd (Royaume-Uni), BNP Paribas Asia Ltd (Hong Kong), BNP Paribas Investment Asia Ltd (Hong Kong), BNP Paribas Merchant Banking Asia Ltd (Singapour), BNP Paribas Panama SA, BNP Paribas Uruguay SA, BNP Prime Peregrine Holdings Ltd (Malaisie), BNP Securities Hong Kong Ltd, Compagnie Bancaire UK Fonds A (Royaume-Uni), Fleurantine de Participations, Monopoly (Royaume-Uni), Société Cristolienne de Participations, Wigmore Loan Finance Ltd (Royaume-Uni), Filiale Cobepa : Compagnie Financière et Mobilière (Belgique), Filiales Klépierre : Belga Sept SA (Belgique), SC Cecocord, SCI Boulogne d'Aguesseau, SCI Étoile Quinzième, SCI Les Ellipses, SCI Levallois Anatole France, SCI Rueil Hermes, SCI Villepinte Le Tropical, SNC 86 Anatole France, SNC Couperin Foncière, SNC Godefroy n° 8 Puteaux | Axeria Assurance | - |

## CHANGEMENTS DE MODE DE CONSOLIDATION

| | Entités précédemment mises en équivalence désormais consolidées par intégration globale | Entités précédemment consolidées par intégration proportionnelle désormais consolidées par intégration globale | Entités précédemment consolidées par intégration globale désormais consolidées par intégration proportionnelle |
|---|---|---|---|
| Modification des taux de participation | BNP Andes (Pérou), Cogent Investment Operations Ireland Ltd, Cogent Investment Operations Ltd (Royaume-Uni), Cogent Investment Operations Pty (Australie), Consors International Holding (Allemagne) | BNP Paribas China Limited (ex-International Bank of Paris & Shangai) | Filiale Klépierre : SAS Bègles d'Arcins |



## Note 2

### PÉRIMÈTRE DE CONSOLIDATION

Le périmètre de consolidation a évolué en 2002 et en 2003 comme suit :

## En 2002

### ENTRÉES AU SEIN DU PÉRIMÈTRE DE CONSOLIDATION

| | Entités consolidées par intégration globale | Entités consolidées par intégration proportionnelle | Entités mises en équivalence |
|---|---|---|---|
| Acquisitions | Capstar Partners Llc (États-Unis), Facet, United California Bank (fusionnée avec Bank of the West, filiale consolidée dans BancWest Corp.), Trinity Capital Corp. (consolidée dans BancWest Corp.), filiale Cobepa : Ulran, filiales Klépierre : Alicentro 5 (Italie) (fusionnée avec Klecar Italia Spa), FMC (République tchèque) | Filiales Klépierre : Eurocenter (Italie) (fusionnée avec PSG), IGC (Italie), PSG (Italie) | Cogent Investment Operations Ireland Ltd, Cogent Investment Operations Ltd (Royaume-Uni), Cogent Investment Operations Pty (Australie), Cogent Investment Operations Luxembourg SA, Consors Discount Broker AG Group (Allemagne) |
| Franchissement des seuils de consolidation | All In One (Allemagne), Antin Participation 4, Antin Participation 5, Antin Participation 7, Antin Participation 13, BNP Paribas Asset Management Institutionnels, BNP Paribas BDDI Participations, BNP Paribas Capital Trust Llc 4 (États-Unis), BNP Paribas Capital Trust Llc 5 (États-Unis), BNP Paribas Capstar Partners Inc. (États-Unis), BNP Paribas Cyprus Ltd (Chypre), BNP Paribas Épargne Entreprise, BNP Paribas Equities Hong Kong Ltd, BNP Paribas Fund Services (Luxembourg), BNP Paribas Gestion Épargne Salariale, BNP Paribas New Zealand Ltd, BNP Paribas Réunion, BNP Paribas Securities Services Holdings Cy Ltd (Royaume-Uni), BNP Paribas Securities Services International Holding SA, BNP Paribas Stratégies Action, Capstar Partners SAS, Cardif Levensverzekeringen NV (Pays-Bas), Cardif Nederland Holding BV, Cardif Schadeverzekeringen NV (Pays-Bas), Catesienne de Participations, Cetelem Bank GmbH (Allemagne), Cetelem Thailand, Cooper Neff Advisors Inc. (États-Unis), Cooper Neff Group (États-Unis), Ejesur (Espagne), Filip Partnership (Royaume-Uni), Hennaros Pty Ltd (Australie), Pamitaye Pty Ltd (Australie), Soreco, filiales Meunier Promotion (consolidées dans Meunier Promotion) : Gérer, Meunier Développement SAS, SNC Cézanne, filiales Klépierre : Capucine BV (Pays-Bas), Klecar Italia Spa, Klecar Participations Italie, Klefin Italia, Klelou SA (Portugal), Klépierre Services, Klépierre Portugal SA SGPS, SNC Galae, SNC KC5 | - | BNP Andes (Pérou) |

### SORTIES DU PÉRIMÈTRE DE CONSOLIDATION

| | Entités précédemment consolidées par intégration globale | Entités précédemment consolidées par intégration proportionnelle | Entités précédemment mises en équivalence |
|---|---|---|---|
| Cessions | Banque Directe, PAI Management, Filiales Cobepa : Texaf, Cie Financière Africaine (ex-CFA) | - | Dongwong ITMC (Corée du Sud), Facet |
| Fusions-absorptions | BNP Paribas Kredit Bank AG et BNP Paribas Lease Group GmbH (Allemagne) (fusionnées avec BNP Paribas Lease Group SA), Natio-informatique (fusionnée avec Société Française Auxiliaire – SFA.), Ejenorte (Espagne) (fusionnée avec Ejesur), Filiale Cobepa : Lucht et Licht NV (fusionnée avec Sté Financière & de Réalisation) | - | Findomestic Sviluppo (Italie) (fusionnée avec Findomestic) |
| Application des seuils de consolidation ou cessation d'activité | BNP Paribas Financière du Régent (Belgique), Cardif Limitada (Brésil), Cardif Polska Life, Cardif Provita (République tchèque), Cardif Retiro (Argentine), Cardif Slovakia, Coficape (ex-Inchcape Finance), Firem, Fund Services (Pologne), Guaranteed Underwriting Agency Ltd (Royaume-Uni), Immo Investissements BNP, Paribas Capital Funding (États-Unis), Pinnacle Europe (Royaume-Uni), Pinnacle Pet Healthcare (Royaume-Uni), Pinnafrica Holding Ltd (Afrique du Sud), Pinnafrica Insurance Company (Afrique du Sud), Pinnafrica Insurance Life (Afrique du Sud), Promopart BNP, filiales Klépierre : SAS Baudin Levallois, SAS Curial Archereau, SAS Fontenay La Redoute, SAS Langevin Herblay, SAS Sommer Antony, SAS Varennes Ormes, SCI Levallois Michelet, SCI Paris Suffren, SNC Liège 25 Paris 8ᵉ, SNC Université Paris 7ᵉ | Poczsta Polska | BNP Paribas Peregrine Inc. (Philippines), Forum Finances, RIVP |

### CHANGEMENTS DE MODE DE CONSOLIDATION

| | Entités précédemment mises en équivalence désormais consolidées par intégration globale | Entités précédemment consolidées par intégration proportionnelle désormais consolidées par intégration globale | Entités précédemment consolidées par intégration globale désormais consolidées par intégration proportionnelle |
|---|---|---|---|
| Modification | BNP Paribas Peregrine Services Ltd | CNH Capital Europe, CNH Capital Europe Ltd (ex-Case | Filiale Cobepa : B[illegible] |





## RÉGIMES DES PENSIONS DE RETRAITES ALLOUÉES AUX ANCIENS SALARIÉS

Après avoir fait valoir leurs droits à la retraite, les salariés du groupe reçoivent des pensions selon des systèmes de retraite conformes aux lois et usages des pays dans lesquels les sociétés du groupe exercent leur activité.

**En France,** en application d'un accord professionnel conclu en septembre 1993 entre l'Association Française des Banques et les représentants des personnels et relatif à la réforme des régimes de retraites de la profession bancaire, le régime des pensions servies aux retraités des établissements financiers français du groupe est défini de la manière suivante, à compter du 1er janvier 1994 :

- les retraités perçoivent une pension de vieillesse de la Sécurité sociale ; cette pension fait l'objet d'un complément versé par deux organismes nationaux et interprofessionnels de retraites complémentaires auxquels les banques ont décidé d'adhérer ou de renforcer leur adhésion. Ces éléments de pension sont assurés par la répartition des cotisations versées par l'ensemble des adhérents à ces organismes ;

- les Caisses de retraites du groupe BNP Paribas et les Caisses de retraites bancaires auxquelles adhèrent certaines des filiales françaises du groupe versent aux retraités des compléments de pension bancaire au titre des services antérieurs au 1er janvier 1994. Ces compléments de pension bancaire sont assurés par prélèvement sur les réserves existantes des Caisses et, le cas échéant, par des cotisations patronales, limitées en pourcentage de la masse salariale ; le montant de ces versements complémentaires est ajusté au niveau des ressources des Caisses de retraites et peut, en conséquence, être réduit à due proportion.

Les cotisations versées par BNP Paribas au titre de ces régimes sont constatées en charge de la période.

La contribution au fonds de roulement versée en 1994 aux deux organismes nationaux et interprofessionnels de retraites complémentaires revêt le caractère d'une charge à répartir dont la durée de l'amortissement de vingt ans a été déterminée en fonction de la période moyenne d'activité professionnelle restant à accomplir par les salariés de la BNP SA affiliés à ces organismes. Pour les salariés de Paribas, cette contribution a été prélevée sur les réserves de la Caisse de retraites de Paribas.

**À l'étranger,** il existe divers régimes de retraites obligatoires auxquels cotisent l'employeur et les salariés ; les fonds sont le plus généralement gérés par des organismes indépendants.

Pour les plans à prestations définies, le groupe constitue des provisions au titre des engagements de prestations de retraite et assimilées, nettes de la valeur des actifs des fonds dédiés le cas échéant. Ces engagements font l'objet d'une évaluation actuarielle à chaque fin d'année. Les variations de l'engagement net d'un exercice à l'autre correspondant à des écarts actuariels liés à la réestimation des hypothèses actuarielles, portant sur des variables démographiques et financières ou sur des estimations de la valeur et du rendement des actifs, sont, pour les obligations financées, étalées après application d'une franchise conventionnellement fixée à 10 % de la valeur actualisée des obligations, sur la durée d'activité professionnelle moyenne résiduelle attendue des collaborateurs bénéficiant de ces régimes. Toutefois, par mesure de prudence, la fraction étalée de l'écart actuariel ne peut excéder la variation de l'engagement net de l'exercice.

Pour les plans à cotisations définies, le groupe constate les cotisations versées en charge de la période.

## AUTRES ENGAGEMENTS SOCIAUX

En France et dans la plupart des pays où les sociétés du groupe exercent leur activité, la banque est engagée vis-à-vis de son personnel, au titre de diverses conventions, au versement de plusieurs prestations (primes de fin de carrière, gratifications pour ancienneté de service, indemnités dans le cadre de plans de cessation anticipée d'activité, prestations de santé...).

Il est procédé chaque année à l'estimation de ces engagements et la provision constituée est ajustée en fonction de l'évolution de la valeur actuelle nette de ces engagements, conformément à la méthode utilisée pour les régimes de retraites.

## ENREGISTREMENT DES PRODUITS ET DES CHARGES

Les intérêts et commissions assimilées sont comptabilisés pour leur montant couru, constaté prorata temporis. Les commissions non assimilées à des intérêts et correspondant à des prestations de service sont enregistrées à la date de réalisation de la prestation.

## OPÉRATIONS EN DEVISES

Les positions de change sont, d'une manière générale, évaluées aux cours de change officiels de fin de période. Les profits et les pertes de change résultant des opérations courantes conclues en devises sont enregistrés dans le compte de résultat.

Les écarts de change constatés sur la base des cours officiels de fin d'exercice sur les actifs en devises détenus d'une façon durable et comprenant les autres titres détenus à long terme, les dotations des succursales et les titres des filiales et participations étrangères ne sont pas constatés en résultat.





provision pour risques contrat par contrat en tenant compte du résultat potentiel lié aux microcouvertures qui leur sont associées. Les charges et produits relatifs aux instruments financiers à terme utilisés à titre de couverture, affectés dès l'origine à un élément ou à un ensemble homogène d'éléments identifiés, sont constatés dans le résultat de manière symétrique à la prise en compte des produits et des charges sur les éléments couverts.

◦ **Instruments de change à terme**

Les contrats de change à terme conditionnels sont évalués au prix de marché, les écarts d'évaluation étant constatés dans le résultat de l'exercice. Il en est de même pour les contrats de change à terme fermes lorsqu'il s'agit d'opérations de transaction. Les contrats initiés dans le cadre d'opérations de couverture sont valorisés au cours du comptant en vigueur à la clôture de l'exercice. Les différences d'intérêt relatives aux opérations de change à terme couvertes (reports-déports) sont traitées conformément au principe de spécialisation et rapportées au résultat sur la durée effective de l'opération couverte.

◦ **Instruments de titres à revenu variable**

Les opérations d'options réalisées sur les contrats sur indices ainsi que sur les marchés d'options sur actions le sont dans le cadre d'opérations de transaction ou d'opérations de couverture. Dans le premier cas, les variations de valeur des contrats non dénoués à la clôture sont directement enregistrées en résultat. Dans le deuxième cas, les résultats sont constatés de manière symétrique à la prise en compte des produits et des charges sur les éléments couverts.

◦ **Instruments composites**

L'évaluation des instruments composites, combinaison synthétique d'instruments comptabilisée en un seul lot, est effectuée par agrégation de l'évaluation unitaire de chaque instrument élémentaire les composant. Leur enregistrement comptable est en revanche assimilable à celui d'un seul instrument auquel correspondent un montant notionnel unique au sein du hors-bilan consolidé et un flux net unique au sein du compte de résultat consolidé.

◦ **Instruments de gestion du risque de crédit**

Les opérations réalisées avec pour objectif de protéger les portefeuilles de prêt d'un risque de contrepartie sont assimilées à des garanties reçues. Les opérations effectuées sur instruments dérivés de crédit dans le cadre d'activités de trading et de cession de produits structurés sont évaluées au moyen de modèles internes s'appuyant sur des données de marché lorsque celles-ci sont disponibles. Une réfaction est opérée sur les produits résultant de ces évaluations pour tenir compte des risques de modèle et de liquidité inhérents à ces activités.

## IMPÔTS SUR LES SOCIÉTÉS

Les sociétés du groupe BNP Paribas sont soumises à l'impôt sur les sociétés selon les règles et les taux en vigueur dans leurs pays d'implantation respectifs. En France, le taux normal de l'impôt sur les bénéfices est de 33 1/3 %, les plus-values à long terme étant imposées à 19 %. Les plus et moins-values réalisées sur les titres en portefeuille sont soumises au régime d'imposition de droit commun, soit 33 1/3 %, excepté celles réalisées sur les titres de participation qui bénéficient du régime des plus-values à long terme. À compter du 31 décembre 2000, sont exonérés d'impôt les dividendes reçus de sociétés dont le pourcentage de détention est supérieur à 5 % du capital.

Le gouvernement français a institué une contribution conjoncturelle fixée à 6 % pour l'exercice 2001 et à 3 % à partir de l'exercice 2002. Une autre contribution de 3,3 % a été instituée sur les résultats des exercices ouverts à compter du 1er janvier 2000. La banque a tenu compte de ces contributions pour déterminer l'impôt courant dû au titre de chacune des périodes et fait application de la méthode du report variable pour ajuster le montant des impôts différés relatifs aux différences temporaires.

L'impôt sur les bénéfices constitue une charge de la période à laquelle se rapportent les produits et les charges, quelle que soit la date de son paiement effectif. Lorsque la période sur laquelle les produits et les charges concourant au résultat comptable ne coïncident pas avec celle au cours de laquelle les produits sont imposés et les charges déduites, les sociétés du groupe BNP Paribas comptabilisent un impôt différé, déterminé selon la méthode du report variable et prenant pour base l'intégralité des différences temporaires entre les valeurs comptables et fiscales des éléments du bilan. Les impôts différés actifs font l'objet d'un enregistrement comptable tenant compte de la probabilité de récupération qui leur est attachée.

## PARTICIPATION DES SALARIÉS

Conformément à la réglementation française, BNP Paribas et les filiales françaises enregistrent le montant de la participation dans le compte de résultat de l'exercice au titre duquel le droit des salariés est né. La dotation est inscrite sous la rubrique "Frais de personnel".

## ENGAGEMENTS SOCIAUX

Les engagements de retraite et assimilés (prime de fin de carrière, compléments de retraite et autres gratifications) au bénéfice du personnel actif et retraité sont provisionnés, à l'exception des régimes pour lesquels les obligations de l'employeur sont limitées au versement de cotisations, ces dernières étant enregistrées en charge de la période.





## DETTES ENVERS LES ÉTABLISSEMENTS DE CRÉDIT ET COMPTES CRÉDITEURS DE LA CLIENTÈLE

Les dettes envers les établissements de crédit et la clientèle sont présentées selon leur durée initiale ou leur nature : dettes à vue ou à terme pour les établissements de crédit, comptes d'épargne à régime spécial et autres dépôts pour la clientèle. Sont incluses dans ces différentes rubriques, en fonction de la nature de la contrepartie, les opérations de pension, matérialisées par des titres ou des valeurs. Les intérêts courus sur ces dettes sont enregistrés au bilan parmi les dettes rattachées.

## DETTES REPRÉSENTÉES PAR UN TITRE

Les dettes représentées par un titre sont présentées selon la nature de leur support : bons de caisse, titres du marché interbancaire, titres de créances négociables, titres obligataires et assimilés, à l'exclusion des titres subordonnés classés parmi les dettes subordonnées.

Les intérêts courus non échus attachés à ces titres sont portés dans un compte de dettes rattachées en contrepartie du compte de résultat.

Les primes d'émission ou de remboursement des emprunts obligataires sont amorties selon la méthode actuarielle sur la durée de vie de l'emprunt, les frais afférents à leur émission étant répartis linéairement sur cette même durée.

## PROVISIONS POUR RISQUES PAYS

Les provisions pour risques pays sont constituées en fonction de l'appréciation portée d'une part sur le risque de non-transfert attaché à la solvabilité future de chacun des pays composant la base provisionnable et d'autre part sur le risque systémique de crédit auquel sont exposés les débiteurs dans l'hypothèse d'une dégradation continue et persistante de la situation économique et générale des pays compris dans cette base. Les provisions constituées ou libérées au titre de ces risques sont regroupées au compte de résultat consolidé sous l'intitulé "Coût du risque".

## PROVISIONS POUR RISQUES SECTORIELS

Le groupe constitue des provisions pour risques sectoriels et divers afin de couvrir des risques dont la probabilité de réalisation est incertaine et la mesure aléatoire. Les provisions ainsi constituées peuvent faire l'objet de reprises lorsque les risques, avérés et quantifiés, ont été spécifiquement dotés.

## FONDS POUR RISQUES BANCAIRES GÉNÉRAUX

Le groupe constitue des fonds pour risques bancaires généraux destinés à la couverture de risques lorsque des raisons de prudence l'imposent eu égard aux risques inhérents aux opérations bancaires.
Ces fonds font l'objet de dotations ou de reprises identifiées au compte de résultat sous la rubrique "Dotation, reprise aux fonds pour risques bancaires généraux".

## PROVISIONS POUR RISQUES ET CHARGES NON LIÉES À DES OPÉRATIONS BANCAIRES

Le groupe constitue des provisions pour risques et charges afin de couvrir des risques et des charges nettement précisés quant à leur objet, et dont le montant ou l'échéance ne peuvent être fixés de façon précise. Conformément aux textes en vigueur, la constitution de telles provisions non liées à des opérations bancaires est subordonnée à l'existence d'une obligation envers un tiers à la clôture, et à l'absence de contrepartie équivalente attendue de ce tiers.

## INSTRUMENTS FINANCIERS À TERME

Les engagements sur instruments financiers à terme sont contractés sur différents marchés pour des besoins de couverture spécifique ou globale des actifs et des passifs et de gestion des positions.

- **Détermination de la valeur de marché des instruments financiers**

L'évaluation des instruments financiers est effectuée par référence à la valeur de marché lorsque l'instrument est coté, ou à une valeur fondée sur des modèles internes en l'absence de marchés organisés. Dans ce dernier cas, les corrections de valeur sont effectuées afin de tenir compte des risques de modèle ou de liquidité.

Les paramètres de valorisation qui ne font pas l'objet d'une cotation directement accessible sont déterminés sur la base de transactions réalisées à une date proche de la clôture, ou de prix obtenus auprès de courtiers ou de contreparties, complétés par une analyse qualitative.

- **Instruments de taux d'intérêt à terme**

L'évaluation des instruments de taux d'intérêt à terme, fermes ou conditionnels, négociés sur un marché organisé ou assimilé et inclus dans un portefeuille de transaction est effectuée par référence à leur valeur de marché à la date de clôture. Les gains ou pertes correspondants sont directement portés dans le résultat de l'exercice, qu'ils soient latents ou réalisés. Ils sont inscrits au compte de résultat, dans la rubrique "Gains nets sur opérations liées aux portefeuilles de négociation".

Les résultats relatifs aux contrats négociés de gré à gré constituant des positions ouvertes isolées sont enregistrés dans les résultats au dénouement des contrats ou prorata temporis, selon la nature de l'instrument. Les pertes éventuelles font l'objet d'une



sociétés émettrices et des participations présentant un caractère stratégique pour le développement des activités du groupe. Cette influence est présumée lorsque le pourcentage de contrôle du groupe est supérieur ou égal à 10 %.

Les titres de participation non consolidés sont comptabilisés individuellement au plus bas de leur valeur d'acquisition ou de leur valeur d'utilité. La valeur d'utilité est déterminée par référence à une méthode d'évaluation multicritère fondée sur les éléments disponibles tels que l'actualisation des flux futurs, la somme des parties, l'actif net réévalué et les rapports communément utilisés qui leur sont relatifs pour apprécier les perspectives de rentabilité et de réalisation de chaque ligne de titre. Les lignes de titres cotés représentant une valeur d'acquisition inférieure à dix millions d'euros peuvent être évaluées, par mesure de simplification, par référence au cours de Bourse moyen des trois derniers mois.

Les plus ou moins-values de cession et les mouvements de provisions sont enregistrés dans la rubrique "Gains nets sur actifs immobilisés" du compte de résultat.

Les dividendes sont enregistrés dès que leur paiement a fait l'objet d'une résolution d'Assemblée Générale ou lors de leur encaissement lorsque la décision de l'Assemblée n'est pas connue. Ils sont enregistrés dans la rubrique "Revenus des titres à revenu variable".

◦ **Titres mis en équivalence**

Les variations de capitaux propres des sociétés mises en équivalence sont comptabilisées à l'actif du bilan consolidé sous la rubrique "Participations et parts dans les entreprises liées mises en équivalence" et au passif du bilan consolidé au sein de la rubrique "Réserves consolidées".

L'écart d'évaluation affectable à des éléments de patrimoine des sociétés mises en équivalence est enregistré sous la rubrique "Participations et parts dans les entreprises liées mises en équivalence".

L'écart d'acquisition sur l'entreprise mise en équivalence figure quant à lui sous la rubrique "Écarts d'acquisition".

## IMMOBILISATIONS

Dans le cadre des dispositions réglementaires françaises, la Banque Nationale de Paris avait en 1991 et 1992 apporté à sa filiale la Compagnie Immobilière de France l'essentiel de ses immeubles centraux ou d'exploitation indissociables de son activité ; cet apport comprenant, d'une part, des immeubles en pleine propriété, et, d'autre part, des droits portant sur des contrats de crédit-bail immobilier consentis à la banque par une de ses filiales spécialisées. Ces immeubles ne sont pas destinés à être cédés à brève échéance. L'effet lié à la réestimation du patrimoine intervenue à l'occasion de cette restructuration est enregistré, net d'impôt, dans les capitaux propres consolidés. Il a été constitué une provision pour impôts différés. L'écart de réestimation est repris depuis 1994 dans les résultats consolidés au prorata du complément d'amortissement pratiqué par la Compagnie Immobilière de France.

Afin de tenir compte des effets d'une baisse jugée durable des actifs immobiliers, le groupe a durant l'exercice 1997 procédé à un réajustement de la valeur des actifs ayant fait l'objet de cette restructuration ; l'effet de cet ajustement a été porté, dans les comptes consolidés, en réduction des plus-values d'apport inscrites parmi les capitaux propres pour un montant net d'impôt, conformément au traitement qui avait été opéré lors de l'opération d'apport initiale, restant ainsi sans influence sur le résultat consolidé du groupe.

Les autres immeubles et le matériel figurent au coût d'acquisition ou au coût réévalué, conformément aux lois de finances pour 1977 et 1978 en France. L'écart de réévaluation sur biens non amortissables, dégagé à l'occasion de ces réévaluations légales, a été incorporé au capital.

Les immobilisations acquises en crédit-bail par la banque auprès de ses filiales spécialisées comprises dans le périmètre de consolidation figurent à la rubrique "Immobilisations corporelles et incorporelles".

Le patrimoine immobilier restructuré est amorti linéairement sur cinquante ans à compter de la date d'apport. Les autres immobilisations corporelles sont amorties en fonction de leur durée probable d'utilisation, selon le mode linéaire.

BNP Paribas et ses filiales françaises ayant adopté le principe de l'amortissement dérogatoire pour la comptabilisation des amortissements dans les comptes sociaux, les amortissements dérogatoires font l'objet d'un retraitement de consolidation de manière à ne refléter dans les comptes consolidés que l'amortissement économique (principalement calculé selon le mode linéaire) des biens amortissables. Un effet d'impôt différé est calculé sur ce retraitement.

Les amortissements correspondant aux immobilisations acquises en crédit-bail auprès des sociétés du groupe figurent au compte de résultat en "Dotations aux amortissements et provisions sur immobilisations incorporelles et corporelles".

Les logiciels acquis ou créés regroupés parmi les immobilisations incorporelles font l'objet d'un amortissement selon le mode linéaire sur la durée probable d'utilisation du logiciel, dans un délai maximal de 5 ans.

Les marques identifiées par le groupe lors d'acquisition font l'objet d'un test de dépréciation lorsqu'il existe des indices de perte de valeur.





Les obligations et les autres titres dits à revenu fixe sont évalués au plus bas du prix d'acquisition (hors intérêts courus non échus) ou de la valeur probable de négociation. Celle-ci est généralement déterminée par référence au cours de Bourse. Les intérêts courus sont comptabilisés en compte de résultat dans la rubrique "Intérêts et produits assimilés sur obligations et autres titres à revenu fixe".

L'écart éventuel entre le prix d'acquisition et le prix de remboursement des titres de placement à revenu fixe acquis sur le marché secondaire fait l'objet d'une imputation prorata temporis, sur la durée de vie résiduelle des titres, au compte de résultat. Au bilan, la valeur comptable des titres est ainsi progressivement ajustée à la valeur de remboursement.

Les actions sont évaluées au plus bas du prix d'acquisition ou de la valeur probable de négociation. Celle-ci est généralement déterminée par référence au cours de Bourse pour les actions cotées et par référence à la quote-part de capitaux propres revenant au groupe BNP Paribas, calculée à partir des informations disponibles les plus récentes pour les actions non cotées. Les dividendes perçus sont comptabilisés au compte de résultat lors de leur encaissement dans la rubrique "Revenus des titres à revenu variable".

Le prix de revient des titres de placement cédés est calculé selon la méthode "premier entré, premier sorti". Les plus-values et moins-values de cession sont enregistrées dans la rubrique "Gains nets sur opérations liées aux portefeuilles de placement et assimilés" du compte de résultat, de même que les provisions pour dépréciation de titres dotées ou reprises.

### ○ Titres de l'activité de portefeuille

Relèvent d'une activité de portefeuille les investissements réalisés de façon régulière avec pour seul objectif d'en retirer le gain en capital à moyen terme sans intention d'investir durablement dans le développement du fonds de commerce de l'entreprise émettrice. C'est notamment le cas des titres détenus dans le cadre d'une activité de capital-risque.

Les titres de l'activité de portefeuille sont comptabilisés individuellement au plus bas de leur coût historique ou de leur valeur d'utilité. La valeur d'utilité est déterminée en tenant compte des perspectives générales d'évolution de l'émetteur et de l'horizon de détention. La valeur d'utilité des titres cotés est principalement déterminée par référence au cours de Bourse sur une période suffisamment longue.

### ○ Titres d'investissement

Les titres dits à revenu fixe (notamment les obligations, les titres du marché interbancaire, les bons du Trésor et autres titres de créances négociables) sont comptabilisés en "Titres d'investissement" lorsqu'il existe l'intention de les conserver durablement, en principe jusqu'à leur échéance. Les obligations entrant dans cette catégorie font l'objet d'un financement adossé ou d'une couverture en taux d'intérêt sur leur durée de vie résiduelle.

L'écart éventuel entre le prix d'acquisition et le prix de remboursement des titres d'investissement fait l'objet d'une imputation prorata temporis, sur la durée de vie résiduelle des titres, au compte de résultat. Au bilan, la valeur comptable des titres est ainsi progressivement ajustée à la valeur de remboursement.

Les intérêts afférents à ces titres sont comptabilisés au compte de résultat dans la rubrique "Intérêts et produits assimilés sur obligations et autres titres à revenu fixe".

Une provision est constituée lorsque la dégradation de la qualité de la signature des émetteurs est susceptible de compromettre le remboursement des titres à leur échéance.

### ○ Autres titres détenus à long terme

Les "Autres titres détenus à long terme" sont des actions et valeurs assimilées que le groupe entend détenir durablement pour en retirer à plus ou moins longue échéance une rentabilité satisfaisante, sans pour autant intervenir dans la gestion des entreprises dont les titres sont détenus, mais avec l'intention de favoriser le développement de relations professionnelles durables en créant un lien privilégié avec l'entreprise émettrice.

Les titres détenus à long terme sont comptabilisés individuellement au plus bas de leur valeur d'acquisition ou de leur valeur d'utilité. La valeur d'utilité est déterminée par référence à une méthode d'évaluation multicritère fondée sur les éléments disponibles tels que l'actualisation des flux futurs, la somme des parties, l'actif net réévalué et les rapports communément utilisés qui leur sont relatifs pour apprécier les perspectives de rentabilité et de réalisation de chaque ligne de titre. Les lignes de titres cotés représentant une valeur d'acquisition inférieure à dix millions d'euros peuvent être évaluées, par mesure de simplification, par référence au cours de Bourse moyen des trois derniers mois.

Les plus ou moins-values de cession et les mouvements de provisions sont enregistrés dans la rubrique "Gains nets sur actifs immobilisés" du compte de résultat.

Les dividendes perçus sont comptabilisés au compte de résultat lors de leur encaissement dans la rubrique "Revenus des titres à revenu variable".

### ○ Titres de participation et parts dans les entreprises liées

Les titres de participation non consolidés sont constitués des participations pour lesquelles le groupe dispose d'une influence notable sur les organes d'administration des



d'une première restructuration présente à nouveau des échéances impayées, quelles qu'aient été les conditions de la restructuration, la créance est définitivement déclassée en créance douteuse compromise.

Les créances de faible montant détenues sur des particuliers ayant fait l'objet d'une décision de restructuration par une commission de surendettement dans le cadre de la loi française dite "loi Neiertz" ne sont reclassées en créances saines que lorsque les chargés de relation clientèle ont acquis la certitude de la capacité du débiteur d'honorer pleinement ses engagements. Les créances reclassées parmi les créances saines, principalement dans les filiales de crédit spécialisées, ne font pas l'objet d'un calcul de décote individuel mais restent couvertes par une provision statistique déterminée en fonction du risque de perte attendue, au moins égale à ce qu'aurait été la décote sur lesdites créances.

Sont considérées comme douteuses compromises, les créances sur des contreparties dont les conditions de solvabilité sont telles qu'après une durée raisonnable de classement en douteux, aucun reclassement en sain n'est prévisible, les créances pour lesquelles la déchéance du terme a été prononcée, les créances issues de restructurations pour lesquelles le débiteur est à nouveau en défaut, ainsi que les créances classées en douteux depuis plus d'un an, sur lesquelles un défaut de paiement a été constaté, et qui ne sont pas assorties de garanties de recouvrement quasi intégral de la créance.
Lorsque toutes les voies de recours par voies judiciaire et amiable ont été épuisées et confirment ainsi le caractère irrécouvrable d'une créance, cette dernière fait l'objet d'une procédure d'enregistrement définitif en perte.

Les créances sur les établissements de crédit et sur la clientèle sont inscrites au bilan à leur valeur nominale augmentée des intérêts courus et non échus. Lorsque les créances ayant fait l'objet d'une restructuration donnent lieu à l'enregistrement d'une décote, celle-ci est comptabilisée en déduction de l'actif et étalée de façon actuarielle sur la durée résiduelle de la créance.

Les provisions pour créances douteuses couvrant des risques inscrits à l'actif du bilan sont affectées en déduction des actifs concernés. Les provisions maintenues au passif du bilan sont constituées des provisions pour engagements par signature, des provisions pour pertes à terminaison relatives aux prises de participation dans des programmes immobiliers et des provisions pour procès et autres préjudices, ainsi que des provisions pour risques non spécifiquement identifiés et pour risques sectoriels éventuels.

Au compte de résultat, les dotations et reprises de provisions, les pertes sur créances irrécupérables, les récupérations sur créances amorties et les décotes calculées sur créances restructurées sont regroupées dans la rubrique "Coût du risque", à l'exclusion des dotations aux provisions relatives aux intérêts sur créances douteuses présentées, comme les intérêts ainsi provisionnés, dans le produit net bancaire. L'étalement actuariel de la décote sur créances restructurées figure au même titre que les intérêts dans le produit net bancaire.

Les intérêts courus sont enregistrés périodiquement sur les créances saines, y compris restructurées, et sur les créances douteuses non définitivement compromises. Les intérêts sur créances douteuses compromises ne sont enregistrés en compte de résultat qu'au moment de leur paiement effectif.

## TITRES

Le terme "titres" recouvre les titres du marché interbancaire (notamment les billets à ordre négociables et les billets hypothécaires), les bons du Trésor et les autres titres de créances négociables, les obligations et les autres valeurs mobilières dites à revenu fixe – c'est-à-dire à rendement non aléatoire, qu'il soit fondé sur des taux fixes ou sur des taux variables –, les actions et les autres titres à revenu variable.

Selon les dispositions du règlement CRC n° 2000-02 les titres sont classés dans les catégories suivantes : titres de transaction, titres de placement, titres de l'activité de portefeuille, titres d'investissement, autres titres détenus à long terme, titres de participation et parts dans les entreprises liées non consolidées. Les titres mis en équivalence sont en outre identifiés à l'actif du bilan consolidé.

En cas de risque de crédit avéré, les titres à revenu fixe des portefeuilles de placement et d'investissement sont identifiés comme des titres douteux, selon les mêmes critères que ceux applicables aux créances et engagements douteux.
Les titres à revenu variable peuvent également être considérés comme douteux en cas de risque de défaillance avéré de l'émetteur, en particulier lorsque l'émetteur des titres fait l'objet de procédures collectives.

Lorsque des titres supportant un risque de contrepartie sont classés en douteux, la provision relative à ce risque, lorsqu'il peut être isolé, est inscrite dans la rubrique "Coût du risque".

**◦ Titres de transaction**

Les titres détenus dans le cadre d'une activité de négociation rapide, c'est-à-dire généralement ceux qui sont revendus dans un délai maximal de six mois, sont comptabilisés sous la rubrique "Titres de transaction" et évalués individuellement à leur prix de marché. Les variations de valeur contribuent à la formation du résultat de ce portefeuille.

**◦ Titres de placement**

Sont comptabilisés en titres de placement, les titres détenus depuis plus de six mois sans pour autant devoir être conservés durablement.





provisions techniques des contrats en unités de compte sont évaluées par référence à la valeur des actifs servant de support à ces contrats à la clôture de l'exercice. Les provisions de l'assurance-vie sont principalement constituées de provisions mathématiques qui correspondent à la différence entre les valeurs actuelles des engagements pris respectivement par l'assureur et par les assurés en tenant compte de leur probabilité de versement. En assurance non-vie, des provisions pour primes non acquises (fractions de primes émises correspondant aux exercices futurs) et pour sinistres à payer sont constituées incluant les frais de gestion.

Dans les comptes sociaux, la réserve de capitalisation est dotée à l'occasion de la vente de valeurs mobilières amortissables avec pour objet de différer une partie des plus-values nettes dégagées afin de maintenir le rendement actuariel du portefeuille constitué en représentation des engagements à l'égard des assurés. Dans les comptes consolidés du groupe, elle est pour l'essentiel reclassée en provisions pour participation des assurés.

La provision pour participation des assurés comprend également la provision pour participation aux excédents constituée pour permettre de compléter, à l'avenir, les taux servis sur les contrats d'assurance-vie.

**◦ Marge technique et financière des activités d'assurance**

La marge technique et financière des activités d'assurance est formée principalement des primes et cotisations acquises, des charges de prestations comprenant les variations de provisions et des produits nets des placements, déduction faite des éléments de résultat liés aux opérations réciproques conclues avec les métiers bancaires du groupe.

## AUTRES PRINCIPES COMPTABLES D'ÉVALUATION ET DE PRÉSENTATION

### CRÉANCES SUR LES ÉTABLISSEMENTS DE CRÉDIT ET SUR LA CLIENTÈLE

Les créances sur les établissements de crédit recouvrent l'ensemble des créances, y compris les créances subordonnées, détenues au titre d'opérations bancaires sur des établissements de crédit à l'exception de celles matérialisées par un titre. Elles comprennent également les valeurs reçues en pension, quel que soit le support de l'opération, et les créances se rapportant à des pensions livrées sur titres. Elles sont ventilées entre créances à vue et créances à terme.

Les créances sur la clientèle comprennent les concours distribués aux agents économiques autres que les établissements de crédit, à l'exception de celles qui sont matérialisées par un titre, les valeurs reçues en pension, quel que soit le support de l'opération, et les créances se rapportant à des pensions livrées sur titres. Elles sont ventilées en créances commerciales, comptes débiteurs de la clientèle et autres crédits.
Les prêts consentis et les engagements de crédit confirmés sont répartis entre les encours réputés sains, qu'ils aient ou non fait l'objet d'une restructuration, et les encours jugés douteux. Il en est de même des risques de crédit attachés aux instruments financiers à terme dont la valeur actuelle est représentative d'un actif pour le groupe.

Le suivi des créances s'appuie sur un système de notation des risques de crédit du groupe. Ce dernier prend en compte deux paramètres fondamentaux : la probabilité de défaut de la contrepartie qui s'exprime au moyen d'une note et le taux de récupération global qui est attaché à la nature des transactions. L'échelle de note de contrepartie comprend douze niveaux : dix couvrant les créances saines et deux relatifs aux clients douteux et douteux compromis.

Sont considérées comme douteuses les créances pour lesquelles la banque estime qu'il existe un risque de voir les débiteurs dans l'impossibilité d'honorer tout ou partie de leurs engagements. Les crédits présentant des échéances impayées depuis plus de trois mois, plus de six mois en matière immobilière, ou plus de douze mois en matière de crédits aux collectivités locales, ainsi que les crédits faisant l'objet d'une procédure contentieuse sont considérés comme douteux. La classification en douteux d'une créance entraîne immédiatement celle de l'ensemble des encours et des engagements relatifs au débiteur dans cette même catégorie.

Ces crédits donnent lieu à la constitution de provisions pour créances douteuses, à hauteur de la perte en capital prévisible et du montant des intérêts impayés ; le montant de la provision ne peut être inférieur au montant des intérêts comptabilisés, sauf si les garanties dont dispose la banque permettent d'assurer le recouvrement du capital et de tout ou partie des intérêts dus. Ces garanties sont constituées de garanties hypothécaires et nantissements, ainsi que de dérivés de crédit que la banque a acquis pour protéger le risque de crédit attaché aux portefeuilles de créances.

Lorsque le paiement des échéances initiales d'un crédit devenu douteux a repris de manière régulière, celui-ci peut à nouveau être classé dans la catégorie des créances saines. De même, les créances douteuses ayant fait l'objet d'une restructuration dont les termes sont respectés sont également reclassées en créances saines. Lorsque la restructuration d'une créance reclassée parmi les créances saines a été conclue à des conditions hors marché, celle-ci est spécifiquement identifiée et donne lieu au calcul d'une décote représentant l'écart d'intérêt entre les nouvelles conditions de rémunération et le taux le plus faible entre le taux d'origine de la créance et le taux de marché prévalant au jour de la restructuration. Lorsqu'une créance ayant fait l'objet



réserve latente de crédit-bail, cette réserve correspondant à l'écart entre l'amortissement comptable et l'amortissement financier des contrats. Elle est inscrite parmi les réserves consolidées pour le montant net des impôts différés constitués.

*Conversion des comptes en devises étrangères*

Tous les éléments d'actif et de passif, monétaires ou non monétaires, des sociétés et succursales étrangères exprimés en devises sont convertis au cours de change en vigueur à la date de clôture de l'exercice. S'agissant des filiales étrangères, l'écart résultant de la différence entre l'évaluation des éléments de résultat au cours moyen de la période et celle résultant de l'application du cours de clôture est porté en "Écart de conversion" dans les capitaux propres consolidés pour la part revenant à l'entreprise consolidante. Il en est de même des écarts résultant de la conversion des dotations en capital des succursales étrangères ; les écarts de même nature portant sur les résultats des succursales étrangères considérés comme des positions opérationnelles rapatriables sont maintenus dans le résultat consolidé du groupe.

*Actions émises par BNP Paribas détenues par le groupe*

Les actions émises par BNP Paribas détenues par le groupe sont classées et évaluées selon les modalités suivantes :

- les actions détenues, acquises avec pour objectif de régulariser les cours et celles acquises dans le cadre d'opérations de négociation et d'arbitrage sur indices sont inscrites dans la catégorie des titres de transaction et évaluées au prix de marché ;

- les actions détenues dans la perspective d'une attribution aux salariés sont inscrites dans la catégorie des titres de placement et évaluées au plus bas de leur valeur de marché et de leur prix d'acquisition ; la différence entre le prix d'acquisition et le prix d'exercice de l'option d'achat par les salariés fait l'objet, le cas échéant, d'une provision pour dépréciation ;

- Les actions détenues en vue de leur annulation ou dont l'intention de détention ne répond en particulier à aucun des motifs précédemment mentionnés sont portées en réduction des capitaux propres consolidés pour leur valeur d'acquisition ; dans l'hypothèse d'une cession ultérieure de ces titres, le résultat de cession et l'impôt correspondant sont inscrits dans les réserves consolidées.

*Modalités de consolidation des compagnies d'assurances*

Le groupe a appliqué à compter du 1er janvier 2001 le règlement CRC 2000-05 transposant aux compagnies d'assurances la nouvelle méthodologie générale de consolidation.

Les principes comptables et les règles d'évaluation propres aux activités d'assurance sont maintenus dans les comptes consolidés du groupe BNP Paribas. Les postes constitutifs des entreprises d'assurance intégrées globalement sont présentés dans les postes de même nature du bilan, du compte de résultat et du hors-bilan consolidés, à l'exception des éléments suivants :

- **Placements des entreprises d'assurance**

Les placements des entreprises d'assurance comprennent les placements immobiliers, les placements représentatifs des contrats en unités de compte et divers autres placements dont ceux réalisés dans les entreprises liées en représentation des contrats d'assurance-vie et des autres contrats d'assurance. Les placements immobiliers sont comptabilisés aux coûts d'acquisition, hors frais d'acquisition. Les immeubles sont amortis sur la durée d'utilisation économique estimée. Les placements représentant les provisions techniques afférentes aux contrats en unités de comptes sont évalués à la valeur de réalisation des supports de référence à la clôture de l'exercice. Les valeurs mobilières à revenus fixe et variable sont enregistrées à leur prix d'acquisition et les valeurs mobilières amortissables sont comptabilisées et évaluées comme des titres d'investissement. Toutefois, lorsque la valeur de marché des valeurs mobilières cotées à revenu variable est inférieure à leur valeur nette comptable de plus de 20 % (30 % sur un marché jugé volatil) durant plus de six mois et de manière constante, lesdites valeurs font l'objet d'une revue afin de déterminer la nécessité ou non d'une provision pour dépréciation durable. Dans l'hypothèse où une telle provision est jugée nécessaire, celle-ci est calculée en fonction de la valeur recouvrable des valeurs mobilières concernées qui dépend de l'horizon de détention envisagé. Cette valeur recouvrable est déterminée par une approche prospective multicritère fondée sur les éléments disponibles tels que l'actualisation des flux futurs, l'actif net réévalué, et les rapports communément utilisés pour apprécier les perspectives de rentabilité de chaque ligne de titres. Les titres destinés à être cédés font quant à eux l'objet d'une provision calculée par référence au cours de Bourse.

En outre, lorsque la valeur nette comptable de l'ensemble des placements immobiliers et des valeurs mobilières à revenu variable est supérieure à la valeur de marché totale de ces actifs, les sociétés d'assurance du groupe constituent une provision pour risque d'exigibilité des engagements égale à la différence existant entre ces deux valeurs. Cette provision est constituée pour l'intégralité de la moins-value nette latente sur les actifs concernés.

- **Provisions techniques des entreprises d'assurance**

Les provisions techniques correspondent aux engagements vis-à-vis des assurés et des bénéficiaires des contrats. Les





◦ **Sociétés mises en équivalence**

Les entreprises sous influence notable sont mises en équivalence. L'influence notable résulte du pouvoir de participer aux politiques financière et opérationnelle d'une entreprise sans en détenir le contrôle. L'influence notable peut notamment résulter d'une représentation dans les organes de direction ou de surveillance, de la participation aux décisions stratégiques, de l'existence d'opérations interentreprises importantes, de l'échange de personnel de direction, de liens de dépendance technique. L'influence notable sur les politiques financière et opérationnelle d'une entreprise est présumée lorsque le groupe dispose, directement ou indirectement, d'une fraction au moins égale à 20 % des droits de vote de cette entreprise.

Les participations inférieures à ce seuil sont exclues du périmètre de consolidation sauf si, bien que détenues à moins de 20 % par le groupe, elles représentent un investissement stratégique, et que le groupe y exerce une influence notable effective. Tel est le cas des sociétés développées en partenariat avec d'autres groupes dans lesquelles le groupe BNP Paribas participe aux décisions stratégiques de la filiale commune en étant représenté dans les organes de direction, exerce une influence sur la gestion opérationnelle de la filiale par la mise à disposition de systèmes de gestion ou d'aide à la décision et apporte sa collaboration technique au développement de la filiale.

## RÈGLES DE CONSOLIDATION

*Coût d'acquisition des titres, écarts d'acquisition et écarts d'évaluation*

◦ **Coût d'acquisition des titres**

Le coût d'acquisition des titres est égal au montant de la rémunération remise au vendeur par l'acquéreur majoré des coûts considérés comme significatifs directement imputables à l'acquisition, nets de l'économie d'impôt correspondante.

◦ **Écarts d'acquisition**

Les écarts d'acquisition correspondant à la différence entre le coût d'acquisition des titres et l'évaluation des actifs, passifs et éléments de hors-bilan de l'entreprise acquise sont amortis linéairement sur une période spécifiquement définie en fonction des conditions particulières à chaque acquisition qui ne peut cependant excéder vingt ans.

Lorsque des indices laissant supposer que la valeur recouvrable d'un écart d'acquisition pourrait être inférieure à sa valeur nette comptable, il est effectué un test de valeur afin de mesurer l'éventuelle dépréciation complémentaire à opérer. Plusieurs méthodes peuvent être mises en œuvre pour opérer ce test, adaptées à l'activité concernée, parmi lesquelles la détermination de la valeur actuelle nette des flux de trésorerie futurs estimés à partir du plan d'activité à moyen terme de l'entreprise.

◦ **Écarts d'évaluation**

Les écarts d'évaluation correspondant aux différences entre la valeur d'entrée réestimée dans le bilan consolidé des actifs, passifs et éléments de hors-bilan de l'entreprise acquise et la valeur comptable de ces éléments sont comptabilisés selon les règles communes applicables aux éléments correspondants.

L'écart d'évaluation affecté à des éléments de bilan des entreprises mises en équivalence est comptabilisé dans la rubrique "Participations et parts dans les entreprises liées mises en équivalence".

*Variation du pourcentage d'intérêt dans une société consolidée*

L'augmentation du pourcentage d'intérêt détenu dans une entreprise comprise dans le périmètre de consolidation donne lieu à la comptabilisation d'un écart d'acquisition complémentaire amorti selon les règles précisées ci-dessus. La baisse du pourcentage d'intérêt dans une entreprise restant consolidée, notamment à la suite d'une opération sur le capital dilutive pour la société du groupe détenant la participation dans ladite entreprise, donne lieu à un amortissement complémentaire de l'écart d'acquisition.

*Opérations réciproques et opérations internes*

Les produits et les charges résultant d'opérations internes au groupe et ayant une influence significative sur les états financiers consolidés sont éliminés, qu'ils concernent des filiales faisant l'objet d'une intégration globale ou proportionnelle ou des sociétés mises en équivalence. Les créances, les dettes et les engagements réciproques ainsi que les produits et charges réciproques sont éliminés lorsqu'ils concernent des filiales faisant l'objet d'une intégration globale ou proportionnelle.

*Opérations de crédit-bail*

Lorsque l'établissement est en position de bailleur, les opérations de crédit-bail et de location avec option d'achat sont portées sous la rubrique "Opérations de crédit-bail et assimilées" du bilan consolidé pour leur encours déterminé d'après la comptabilité dite financière ; ces encours sont substitués à ceux déterminés d'après les règles juridiques et fiscales dans les comptes sociaux des sociétés du groupe. Les loyers sont ventilés entre la part de remboursement du capital investi et les produits financiers rémunérant l'investissement.

Les impôts différés sont déterminés sur l'intégralité de la



de celles-ci présentent un caractère significatif comparés aux comptes consolidés de l'ensemble des entreprises incluses dans le périmètre de consolidation. Participent au périmètre de consolidation les entreprises ayant atteint en contribution l'un des seuils suivants : 8 millions d'euros pour le produit net bancaire, 4 millions d'euros pour le résultat brut d'exploitation ou le résultat net avant impôt et amortissement des écarts d'acquisition, 40 millions d'euros pour le total de bilan. Sont également consolidées les entités portant à leur actif des titres de participation de sociétés consolidées.
Lorsqu'une société du groupe possède en substance, notamment en vertu de contrats ou de clauses statutaires, le contrôle d'une entité, celle-ci est consolidée, même en l'absence de lien en capital. En revanche, sont exclues du périmètre de consolidation les entités pour lesquelles le pouvoir n'est pas exercé dans le seul intérêt d'une société du groupe, ce pouvoir relevant d'une relation fiduciaire exercée pour le compte de tiers dans l'intérêt des différentes parties prenantes à l'opération, aucune d'entre elles ne contrôlant l'entité de manière exclusive.

La détermination du contrôle en substance d'une entité est effectuée au regard de trois critères, étant précisé que la prise en compte d'un seul d'entre eux ne suffit pas à caractériser l'existence du contrôle de l'entité :

- le pouvoir de décision et de gestion sur les activités courantes de l'entité, ou sur les actifs qui la composent ; ce pouvoir se caractérise notamment par la capacité de dissoudre l'entité, d'en changer les statuts, ou de s'opposer formellement à leur modification ;
- la capacité à bénéficier de tout ou de la majorité des résultats de l'entité, que ce soit sous forme de flux de trésorerie ou de droit à une quote-part d'actif net, de droit de disposer d'un ou plusieurs actifs, de droit à bénéficier de la majorité des actifs résiduels en cas de liquidation ;
- l'exposition à la majorité des risques relatifs à l'entité ; tel est le cas si les investisseurs extérieurs bénéficient d'une garantie de la part d'une société du groupe, leur permettant de limiter de façon importante leur prise de risques.

Le premier de ces trois critères est déterminant pour apprécier le contrôle en substance des entités issues d'opérations de cession de créances pour compte propre notamment les fonds communs de créances créés en conformité avec la loi française et les organismes étrangers présentant des garanties équivalentes à celles existant en France.

Sont exclues du périmètre de consolidation les entreprises pour lesquelles les titres de participation ont été acquis uniquement en vue d'une cession ultérieure ; tel est le cas en particulier des participations destinées à être cédées dans le cadre de la gestion active du portefeuille du pôle d'activité BNP Paribas Capital. En outre, lorsque des restrictions sévères et durables mettent en cause la capacité du groupe à contrôler la politique d'exploitation et les actifs d'une filiale ou d'une participation, celle-ci est également exclue du périmètre de consolidation ; la valeur de la participation détenue dans ces entreprises est reprise sous la rubrique "Participations et parts dans les entreprises liées non consolidées".

## MÉTHODES DE CONSOLIDATION

### ○ Sociétés consolidées par intégration globale

Les entreprises sur lesquelles le groupe exerce un contrôle exclusif sont consolidées par intégration globale, y compris les entreprises à structure de comptes différente dont l'activité se situe dans le prolongement des activités bancaires et financières ou relève d'activités connexes, telles que l'assurance, les investissements fonciers, la promotion immobilière ou les services informatiques.

Le groupe possède le contrôle exclusif d'une filiale lorsqu'il est en mesure de diriger les politiques financière et opérationnelle de cette filiale afin de tirer avantage de ses activités. Ce contrôle résulte :

- soit de la détention directe ou indirecte de la majorité des droits de vote dans l'entreprise consolidée ;
- soit de la désignation, pendant deux exercices successifs, de la majorité des membres des organes d'administration, de direction ou de surveillance ; toute société du groupe est présumée avoir effectué cette désignation lorsqu'elle a disposé, au cours de cette période, directement ou indirectement, d'une fraction supérieure à 40 % des droits de vote et qu'aucun autre associé ou actionnaire ne détenait, directement ou indirectement, une fraction supérieure à la sienne ;
- soit du droit d'exercer une influence dominante sur une filiale en vertu d'un contrat ou de clauses statutaires dès lors que la société du groupe exerçant cette influence dominante est actionnaire ou associée de la filiale ; l'influence dominante existe dès lors que la société du groupe a la possibilité d'utiliser ou d'orienter l'utilisation des actifs, passifs ou éléments de hors-bilan de cette filiale de la même façon qu'elle contrôle ce même type d'éléments lorsqu'ils sont inscrits dans ses livres. En l'absence de contrats ou de clauses statutaires, il est également présumé que toute entité du groupe exerce une influence dominante sur un établissement de crédit dès lors qu'elle détient au moins 20 % des droits de vote et qu'il n'existe pas d'autres actionnaires ou ensemble d'actionnaires détenant un pourcentage de droits de vote supérieur au sien.

### ○ Sociétés consolidées par intégration proportionnelle

Les entreprises sous contrôle conjoint sont consolidées par intégration proportionnelle. Le contrôle conjoint est le partage du contrôle d'une entreprise exploitée en commun par un nombre limité d'associés ou d'actionnaires, de sorte que les politiques financière et opérationnelle résultent de leur accord.

## Note 1

## PRINCIPES COMPTABLES D'ÉVALUATION ET DE PRÉSENTATION DES ÉTATS FINANCIERS CONSOLIDÉS

Les comptes consolidés du groupe BNP Paribas sont établis conformément aux principes comptables généraux applicables en France aux établissements de crédit.

### ÉLÉMENTS D'APPRÉCIATION PERMETTANT LA COMPARABILITÉ

L'application par le groupe BNP Paribas du règlement n° 2000-06 du Comité de la Réglementation Comptable (CRC) relatif aux passifs est sans impact significatif sur les capitaux propres au 1er janvier 2002 et sans incidence sur la comparabilité des états financiers consolidés des trois exercices présentés.

Jusqu'au 30 septembre 2002, les titres de participation et autres titres détenus à long terme étaient valorisés au plus bas de leur coût historique et de leur valeur d'utilité, principalement déterminée en fonction du prix de marché moyen des 24 derniers mois ou d'une valeur de marché plus proche de la date de clôture en cas de baisse jugée durable de la valeur du titre.
À compter de cette date, BNP Paribas a modifié les modalités d'évaluation de la valeur d'utilité en retenant une approche multicritère qui repose notamment sur l'actualisation des flux futurs, la somme des parties, l'actif net réévalué et les rapports communément utilisés qui leur sont relatifs (cf. infra, paragraphe relatif aux titres). L'application de ces nouvelles modalités n'aurait pas eu d'effets significatifs sur les résultats de l'exercice 2001.

L'application par le groupe BNP Paribas du décret n° 2002-970 modifiant le Code des Assurances et du règlement n° 2002-09 du CRC relatif à l'utilisation et à la comptabilisation des instruments financiers à terme par les entreprises d'assurance est sans impact significatif sur les capitaux propres d'ouverture au 1er janvier 2003, et sans incidence sur la comparabilité des états financiers consolidés. De même, l'application de l'avis du Comité d'Urgence du Conseil National de la Comptabilité (CNC) du 21 janvier 2004 interprétant pour les comptes consolidés le décret n° 2003-1236 du 22 décembre 2003 modifiant le Code des Assurances relatif aux règles de constitution de la provision pour risque d'exigibilité, est sans incidence sur les comptes du groupe. En effet, le groupe a toujours constitué dans ses comptes consolidés la totalité de la provision pour risque d'exigibilité tant pour les filiales françaises qu'étrangères.

Le règlement du CRC n° 2002 - 10 relatif à l'amortissement et à la dépréciation des actifs, modifié par le règlement du CRC 2003-07 du 12 décembre 2003 relatif à la date et aux conséquences de la première application des nouvelles dispositions, a été en conséquence rendu d'application obligatoire à compter du 1er janvier 2005. Le groupe, n'ayant pas opté pour une mise en œuvre anticipée de ce règlement, n'est pas concerné par les dispositions transitoires relatives aux provisions pour grosses réparations. En outre, le groupe n'ayant pas identifié de montant significatif au titre de dépenses relatives à des programmes pluriannuels de gros entretiens ou de grandes révisions, ces règlements sont sans incidence sur les capitaux propres du groupe au 1er janvier 2003.

Le règlement n° 2002-03 du CRC traitant du risque de crédit, des modalités de classification des créances douteuses et des créances ayant fait l'objet d'une restructuration, ainsi que des changements de condition de rémunération attachés aux créances restructurées, a été mis en œuvre à compter du 1er janvier 2003 en tenant compte de l'avis du Comité d'Urgence n° 2003-G du 18 décembre 2003 et du communiqué de presse du 21 novembre 2003 du CNC. L'application de ce règlement a conduit le groupe BNP Paribas à prélever 33 millions d'euros après impôt sur les capitaux propres d'ouverture au 1er janvier 2003, au titre de la différence existant entre les nouvelles conditions de rémunération des créances saines restructurées et le taux le plus faible entre le taux d'origine de la créance et le taux de marché prévalant au jour de la restructuration. Ce différentiel de taux d'intérêt actualisé sera repris en résultat dans la marge d'intérêt desdites créances. L'application du règlement a conduit par ailleurs à reclasser en créances douteuses compromises 540 millions d'euros d'encours de créances précédemment considérées comme relevant du risque pays, les échéances restructurées ayant fait à nouveau l'objet d'impayés. Ces créances étaient couvertes par une provision pour risque pays de 273 millions d'euros qui a été reprise sur l'exercice 2003 pour faire l'objet, simultanément d'une dotation au titre des risques spécifiques sur créances douteuses (note 8).

Par ailleurs, ce règlement a introduit deux sous-catégories de créances : les créances saines restructurées à des conditions hors marché, comprises dans la catégorie des créances saines, et les créances douteuses compromises, comprises dans la catégorie des créances douteuses.

L'avis en date du 21 janvier 2004 du Comité d'Urgence du CNC a défini les modalités de traitement des conséquences de la loi n° 2003-775 du 21 août 2003 portant réforme des retraites modifiant les conditions de départ à la retraite des salariés. Seuls sont désormais autorisés avant 65 ans les départs à la retraite à l'initiative du salarié, les indemnités de fin de carrière versées dans ce cadre étant dès lors soumises à cotisations sociales. Ces modifications ont pour conséquence la révision de certaines hypothèses actuarielles sous-jacentes à la détermination de l'engagement donnant lieu, conformément aux principes du groupe, a un provisionnement intégral dans le résultat de l'exercice 2003 pour 229 millions d'euros (note 38).

### PÉRIMÈTRE, MÉTHODES ET RÈGLES DE CONSOLIDATION

#### PÉRIMÈTRE

Les états financiers consolidés comprennent ceux de BNP Paribas et ceux de ses filiales dès lors que les états financiers



# Tableau de financement consolidé

| En millions d'euros | 2003 | 2002 | 2001 |
|---|---|---|---|
| **Ressources en capitaux permanents** | | | |
| **Capitaux propres** | | | |
| **Ressources nouvelles en provenance de l'exploitation :** | | | |
| Résultat net part du groupe et intérêts minoritaires | 4 105 | 3 638 | 4 415 |
| Dotations nettes aux comptes d'amortissements | 758 | 618 | 577 |
| Dotations nettes aux comptes de provisions | 1 200 | 1 764 | 1 557 |
| Résultats des sociétés mises en équivalence | (131) | (80) | (228) |
| **Total des ressources nouvelles en provenance de l'exploitation** | **5 932** | **5 940** | **6 321** |
| Distribution externe | (1 541) | (1 322) | (1 209) |
| Variation nette liée aux opérations sur le capital et les réserves : | | | |
| Sur la part du groupe | 120 | (2 482) | (2 008) |
| Sur les intérêts hors groupe | 424 | 1 253 | (25) |
| Diminution des fonds pour risques bancaires généraux | (154) | (10) | (5) |
| (Diminution) augmentation des dettes subordonnées | (1 057) | 1 245 | 1 293 |
| **Augmentation des ressources en capitaux permanents** | **3 724** | **4 624** | **4 367** |
| **Autres ressources :** | | | |
| Augmentation (diminution) des opérations interbancaires | 13 349 | (42 391) | 24 041 |
| Augmentation (diminution) des dépôts de la clientèle | 15 052 | (20 527) | 43 219 |
| (Diminution) augmentation des dettes représentées par un titre | (956) | (3 806) | 12 138 |
| Augmentation des provisions techniques des entreprises d'assurance | 5 282 | 1 321 | 1 112 |
| Augmentation (diminution) des autres comptes financiers | 40 030 | (7 243) | 25 775 |
| **Augmentation (diminution) des autres ressources** | **72 757** | **(72 646)** | **106 285** |
| **Augmentation (diminution) de l'ensemble des ressources** | **76 481** | **(68 022)** | **110 652** |
| **Emplois :** | | | |
| Augmentation (diminution) des prêts interbancaires | 11 790 | (33 706) | 51 319 |
| (Diminution) augmentation des prêts consentis à la clientèle | (2 182) | (8 129) | 5 551 |
| Augmentation (diminution) des opérations sur titres | 63 104 | (34 439) | 57 007 |
| Augmentation des placements des entreprises d'assurance | 5 121 | 944 | 1 565 |
| (Diminution) augmentation des immobilisations financières | (2 478) | 5 564 | (7 050) |
| Augmentation des immobilisations corporelles et incorporelles | 1 126 | 1 744 | 2 260 |
| **Augmentation (diminution) de l'ensemble des emplois** | **76 481** | **(68 022)** | **110 652** |

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